Form 10-K, Exhibit 13
period 1993-12-31
CORESTATES FINANCIAL CORP
filed 1994-03-28
CIK 69952

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

EXHIBIT 13 - PORTIONS OF THE REGISTRANT'S ANNUAL REPORT

Management's Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

     In 1993, CoreStates Financial Corp ("CoreStates") achieved strong growth in operating income for the third consecutive year, significantly reduced the level of non-performing assets, and established a historical record for net income. Income for 1993, before the cumulative effect of a change in accounting principle, was $327.9 million, or $2.80 per share, reflecting growth of 23.3% on a per share basis when compared to $262.4 million, or $2.27 per share for 1992.

     Key performance measures improved during 1993 and are among the highest in the banking industry. Returns on average equity and assets were 18.27% and 1.44%, respectively, in 1993, compared to 16.26% and 1.17%, respectively, in 1992. The 1993 Montgomery Securities Regional Bank Composites for returns on average equity and assets were 15.49% and 1.21%, respectively.

     The growth in income for 1993 reflected continued broad strength in CoreStates' basic banking businesses. Operating results for 1993 were positively influenced by solid growth in the net interest margin and loan demand, significant reductions in non-performing assets and the related improved income statement impact, and increases in non-interest revenues from fee-based services.

     On a business line basis, CoreStates' 1993 earnings improvement reflects the strong growth achieved by the Wholesale Banking business, as net income increased $45.3 million, or 35.4% for that business. Wholesale Banking experienced a 12.0% increase in net interest income due primarily to substantial reductions in non-performing assets, higher average loan balances and wider interest spreads on prime based loans. Wholesale Banking's non-interest income increased by 14.3%, mostly due to growth in service charges on deposits and fees for international services. For a more detailed analysis of the performance of Wholesale Banking and CoreStates' other business lines, refer to the Business Line Results section beginning on page 7.

     CoreStates' income statements in 1993 and 1992 reflect the adoption of two new accounting standards. Effective January 1, 1993, CoreStates adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"). FAS 112 requires that employers accrue the costs associated with providing benefits, such as salary and benefit continuation under disability plans, when payment of the benefits is probable and the amount of the obligation can be reasonably estimated. CoreStates recognized the January 1, 1993 FAS 112 transitional liability of $20.0 million, $13.0 million after-tax or $.11 per share, as the cumulative effect of a change in accounting principle in 1993.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

OVERVIEW - continued


     In the prior year, CoreStates adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106") effective January 1, 1992. FAS 106 requires that employers accrue the costs associated with providing postretirement benefits during the active service periods of employees. CoreStates recognized the January 1, 1992 transitional liability of $122.7 million, $81.0 million after-tax or $.70 per share, as the cumulative effect of a change in accounting principle in 1992.

     Operating results on a taxable equivalent basis and per share information are summarized in the following table (in millions, except per share):

                                                                         Percentage
                                                                     increase(decrease)
                                                                     -----------------
                                   1993       1992       1991        '93/'92   '92/'91
                                 --------   --------   --------      -------   -------
Operating Results
Net interest income              $1,141.4   $1,084.7   $1,122.0         5.2 %    (3.3)%
Provision for losses on loans       100.0      119.3      190.6        (16.2)   (37.4)
Non-interest income                 503.1      546.5      541.6         (7.9)      .9
Non-financial expenses            1,033.4    1,094.6    1,096.1         (5.6)     (.1)
                                 --------   --------   --------
  Income before income taxes        511.1      417.3      376.9         22.5     10.7
Provision for income taxes          183.2      154.9      149.2         18.3      3.8
                                 --------   --------   --------
Income before the cumula-
  tive effect of a change
  in accounting principle           327.9      262.4      227.7         25.0     15.2
Cumulative effect of a change
  in accounting principle           (13.0)     (81.0)
                                 --------   --------   --------
          Net income             $  314.9   $  181.4   $  227.7         73.6    (20.3)
                                 ========   ========   ========

Operating Ratios
Return on average equity (1)        18.27%     16.26%     14.96%
Return on average assets (1)         1.44       1.17        .99
Net interest margin                  5.82       5.61       5.53

Per Common Share (2)
Income before the cumulative
  effect of a change in
  accounting principle           $   2.80   $   2.27   $   2.00
Net income                           2.69       1.57       2.00
Average common shares
   outstanding                    117.319    115.600    113.624

- -----------------------------
(1) Calculated based on income before cumulative effect of a change in accounting principle.

(2) Common shares outstanding and per common share data for 1992 and 1991 have been restated to reflect the impact of the Stock Dividend (see Capital Strength section beginning on page 11).

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

OVERVIEW - continued



Comparison of 1993 to 1992

     CoreStates' earnings growth in 1993 primarily resulted from a $56.7 million, or 5.2%, increase in tax equivalent net interest income due to an improved net interest margin, 5.82% in 1993 compared to 5.61% in 1992, and higher average loan outstandings, $15.6 billion in 1993 compared to $15.3 billion in 1992. Also making a substantial contribution to 1993 earnings growth was the significant improvement in asset quality, as non-performing assets declined $134.7 million, or 34.8%, and net loan charge-offs declined $52.9 million, resulting in a $19.3 million, or 16.2%, reduction in the provision for losses on loans.

     Year-to-year comparisons of non-interest income and non-financial expenses are impacted by the December 1992 restructuring of CoreStates' consumer electronic payment business into Electronic Payment Services, Inc. ("EPS"), a joint venture formed with three other banking companies (see the Business Line Results section beginning on page 7 for further details regarding EPS). As a result of this transaction, CoreStates' income statement for 1993 reflects declines in debit and credit card fee income and in total non-financial expenses.

     Total non-interest income for 1993 declined $43.4 million, or 7.9%, from 1992. Growth in revenues from CoreStates' fee-based businesses and from a business acquired at the end of 1992 was offset by a decline of $91.3 million, or 61.2%, in debit and credit card fees resulting from the EPS transaction, and the recognition in 1992 of a $41.1 million pre-tax gain on the EPS transaction. Aggregate revenues for CoreStates' three largest fee-based categories, service charges on deposits, trust services and international services, increased $30.6 million, or 10.4% over 1992. Revenues earned in 1993 by Financial Telesis, a third-party provides of lockbox processing and data management services acquired by CoreStates on December 31, 1992, were $17.5 million. Refer to the Review and Analysis of Earnings section beginning on page 32 for a more detailed discussion of revenues and expenses.

Comparison of 1992 to 1991

     The comparability of CoreStates' 1992 reported revenues and expenses to 1991 was impacted by strategic actions occurring in those years. These actions included the October 1991 sale of approximately $1 billion of credit card receivables and the May 1992 sale of approximately $300 million of consumer installment loans. These two actions were responsible for the 3.3% year-to-year decline in net interest income in 1992 and approximately $60 million of the $71.3 million, or 37.4%, decline in the loan loss provision in 1992. From an operating earnings standpoint, the related business lines (Credit Card and Consumer Finance) experienced a $14.0 million after-tax earnings decline in 1992 that was principally attributable to these asset sales. Strong performances in the Wholesale and Community Banking businesses in 1992 more than offset this unfavorable impact. Also impacting 1992 to 1991 comparability was the adoption of FAS 106 which reduced 1992 operating earnings by $9.1 million, or $.10 per share.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

OVERVIEW - continued

     Although total 1992 and 1991 year-to-year non-interest income and non-financial expenses were essentially level, there was significant growth in Wholesale Banking non-interest income which was obscured by large gains: in 1991 from the sale of credit card receivables and in 1992 from the EPS transaction. Non-financial expenses in both years also included significant and unusual expenses that substantially offset those gains.

Non-performing Assets

     Non-performing assets at December 31, 1993 totalled $252.1 million, a decline of $134.7 million, or 34.8% from December 31, 1992. The decrease in non-performing assets as compared to the level at December 31, 1992 was principally in non-performing real estate assets which were down $78.1 million, or 32.1% from year-end 1992. Non-performing assets in the commercial portfolio also declined $50.2 million, or 36.9% from year-end 1992. At December 31, 1993 the allowance for loan losses at $347.5 million was 173.0% of non-performing loans. This compares to $322.5 million and 105.2% at December 31, 1992.



STRATEGIC ACTIONS IN 1993

Acquisitions

     On December 17, 1993, CoreStates purchased Inter Community Bancorp ("Inter Community"), a New Jersey bank holding company with $133 million in assets and $110 million in deposits. The four Inter Community branches acquired were merged into CoreStates' New Jersey National Bank ("NJNB") subsidiary providing added presence in an important marketplace and a strategic complement to NJNB's growing middle market business. As a result of this acquisition, 640 thousand CoreStates' common shares were issued out of treasury. The transaction has a total value of approximately $17 million.

     In August 1993, CoreStates announced a definitive agreement to acquire Constellation Bancorp ("Constellation"), a New Jersey bank holding company with $2.3 billion in assets and $2.1 billion in deposits. Assuming approval by Constellation's shareholders, the transaction is expected to close late in the first quarter of 1994. As a result of this transaction, approximately 11.3 million new shares of CoreStates' common stock will be issued. The transaction has a total value of approximately $300 million and will be accounted for as a pooling of interests.

     The Constellation acquisition is expected to add to CoreStates' earnings per share in the second year following closing. CoreStates expects to reduce operating costs by approximately one-third of Constellation's non-financial expenses through operations and branch consolidations and support staff efficiencies. Constellation's bank subsidiary will be merged into NJNB.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

STRATEGIC ACTIONS IN 1993 - continued

     The acquisition of Constellation with its 49 branches in northern and central New Jersey is highly complementary to the branch network and businesses of NJNB, and the combined bank will be the fourth largest in New Jersey with more than $6 billion in assets. The acquisition creates the strength of presence CoreStates considers necessary in the strategically important commercial and industrial middle region of New Jersey.

     At December 31, 1993, Constellation had non-performing assets of $139.2 million. While Constellation has utilized a long-term workout strategy to deal with its non-performing assets, CoreStates' strategy is to dispose of problem assets in a more accelerated manner. CoreStates anticipates that Constellation will conform to this strategic direction and to CoreStates' consumer lending loan charge-off policies in Constellation's 1993 income statement. CoreStates estimates that conforming to this strategic direction and to the charge-off policies will require Constellation to record an addition to its allowance for possible loan losses of approximately $107 million and an addition to its OREO reserves of approximately $38 million. CoreStates also anticipates that Constellation will record pre-tax charges in excess of $42 million in 1993, which include expenses directly attributable to the acquisition, and certain other costs and expenses. No charges have been recorded on Constellation's books pending receipt of approval of the acquisition by Constellation's shareholders. The aggregate $122 million after-tax impact on shareholders' equity will be partially offset by approximately $40 million of tax benefits that will be recorded as the cumulative effect of applying FAS 109 income tax accounting on a combined basis.

     In November 1993, CoreStates announced a definitive agreement to acquire Independence Bancorp, Inc. ("Independence"), a $2.6 billion Pennsylvania bank holding company, in a transaction expected to be accounted for as a pooling of interests. Assuming approval by regulators and by Independence's shareholders, the transaction is expected to close in the second quarter of 1994. As a result of this transaction, approximately 16.6 million new shares of CoreStates' common stock will be issued with a total value of approximately $430 million based on the year-end stock price.

     The 54 branches of Independence's four Pennsylvania bank subsidiaries will be legally merged into CoreStates' lead banking subsidiary, CoreStates Bank, N.A. This in-market acquisition is expected to result in significant operating efficiencies, and after first year charges of approximately $30 million for CoreStates' planned strategic initiatives regarding Independence's problem assets and approximately $24 million for closing and consolidation costs, is expected to add to earnings per share in the second year.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

STRATEGIC ACTIONS IN 1993 - continued

A summary of 1993 financial information for Constellation and Independence follows:

Operating Results for the Year Ended
December 31, 1993 (in thousands,
 except per share)                      Constellation(1)  Independence
                                        -------------     ------------
Net income............................        $16,504          $22,879
Per common share......................           0.61             1.98
Average common shares
 outstanding..........................         27,197           11,530


Balance Sheet
At December 31, 1993
(in millions)                           Constellation(1)  Independence
                                        -------------     ------------
Assets................................        $ 2,281          $ 2,603
Loans.................................          1,663            1,745
Deposits..............................          2,092            2,153
Shareholders' equity..................            166              222

- --------------------------------------

(1) Does not reflect charges in connection with the change in non-performing asset strategic direction and consumer lending charge-off policies, or charges for expenses attributable to the merger. The recording of these charges is pending Constellation's shareholders approval of the acquisition.

     In December 1993, CoreStates announced a definitive agreement to purchase Rittenhouse Financial Services, Inc. and Rittenhouse Trust Company ("Rittenhouse") in a transaction involving the issuance of $55 million in equivalent CoreStates' common shares at closing. CoreStates plans to purchase these shares in the open market. The agreement also anticipates the issuance of up to $55 million in additional equivalent common shares based on Rittenhouse earnings growth over a five year period. Assuming approval by regulators, the transaction is expected to close in the second quarter of 1994.

     Rittenhouse is a leading privately held investment advisory firm and manager of institutional and personal investments including broker sponsored asset management accounts, a growing national product. This transaction will increase CoreStates' assets under discretionary management to $26 billion, from $21 billion, and trust income by more than 25%. This acquisition is consistent with CoreStates' strategic objective of increasing earnings derived from fee-based businesses and is expected to add to earnings per share in 1994.

Major Initiatives

     In September 1993, CoreStates formed a new transaction services business named "Transys". Transys is a stand-alone business and includes 1,100 of staff previously employed in CoreStates' check processing operations. Transys provides banks and other financial institutions with a full range of check processing, electronic check presentment and related payment services. This initiative was undertaken to build on CoreStates' position as a leading provider of third-party payment processing services and as a response to the emerging trend among banking institutions to outsource services that are undifferentiated by customers, but which will require significant investments in technology. Transys is expected to have the technological and operational base to lead its customers in the transition from paper to electronic processing.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

STRATEGIC ACTIONS IN 1993 - continued

     A related initiative was the November 1993 formation of Synapsys, Inc. ("Synapsys"), a new subsidiary offering credit card and merchant processing services, another area where the industry trend has been to outsource. Synapsys will also serve as one of three development sites for VISA U.S.A. for next-generation, third-party card processing services for commercial card issuers.

     Both Transys and Synapsys are part of CoreStates' ongoing strategy to provide sophisticated processing to other banks and financial institutions.

     In August 1993, CoreStates' formerly Pennsylvania state-chartered Hamilton Bank subsidiary was merged into CoreStates Bank, N.A. This action has improved operating efficiencies and customer convenience in the Pennsylvania branch banking business. The Hamilton unit is managed as a division of the lead bank and will continue to be marketed as CoreStates Hamilton Bank in central Pennsylvania.

Divestitures

     On September 30, 1993, CoreStates concluded its sale of five branches from its Virgin Islands operations to Banco Popular de Puerto Rico. The five branches had loans of $131.2 million and deposits of $228.8 million on September 30, 1993. CoreStates recorded a pre-tax gain of $11.0 million on the sale. CoreStates is currently in negotiations concerning the sale of its remaining two branches in the Virgin Islands. The Virgin Island branches are in markets well beyond CoreStates' core consumer strategy.

     In May 1993, CoreStates completed the sale of its Australian merchant banking unit, PNB Australia Limited. Based in Sydney, PNB Australia Limited had $70 million in assets. The merchant bank was not of a strategic size and its business mix was not consistent with CoreStates' international strategy.

BUSINESS LINE RESULTS

     CoreStates utilizes a value-based reporting methodology to facilitate management's analysis of performance by defined business lines. This process supports CoreStates' strategic objective of creating superior growth in shareholder value by focusing on the performance and value creation potential of CoreStates' component businesses.

     This section of management's discussion and analysis presents the performance results of CoreStates' four core businesses: Wholesale Banking; Consumer Financial Services; Trust and Investment Management; and Electronic Payment Services. Each core business is comprised of well-defined business lines with market or product specific missions.

     Corporate overhead, processing and support costs are fully allocated along with the impact of balance sheet management and hedging activities of CoreStates. A matched maturity transfer pricing system is used to allocate interest income and interest expense. The loan loss provision and allowance for loan losses are allocated based on an expected normalized credit environment. All business lines in the four core businesses are allocated equity utilizing regulatory risk-based capital guidelines as well as each business line's fixed assets and other capital investment requirements. Intangible assets and associated costs are also allocated to relevant business units. The development of these allocation methodologies is a continuous process at CoreStates.

     The Corporate category includes the income and expense impact of residual equity; residual loan loss reserves and provision; unusual or non-recurring items not attributable to the operating activities of the four major business areas; emerging business activities not directly related to the four major business areas; and miscellaneous items.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

BUSINESS LINE RESULTS - continued


     The earnings contribution of these Core businesses is reflected in the table below (in millions):

                                                            Consumer             Trust and
                                   Wholesale                Financial            Investment
(taxable equivalent                 Banking                 Services             Management
  basis)                     -------------------        ---------------        -------------
                             1993           1992        1993       1992        1993     1992
                             ----           ----        ----       ----        ----     ----
Net interest income            $ 546.5     $487.9       $527.0     $534.4      $ 29.9   $ 29.9
Provision for loan
  losses                          59.8       57.8         48.1       52.2         1.0      1.1
Non-interest income              238.1      208.4        114.5       98.1        95.6     91.5
Non-financial expenses           441.2      431.4        441.6      437.5       107.4    103.0
                               -------     ------       ------     ------      ------   ------
Income before income
  taxes                          283.6      207.1        151.8      142.8        17.1     17.3
Income tax expense               110.5       79.3         57.6       53.6         6.2      6.2
                               -------     ------       ------     ------      ------   ------
Net income                     $ 173.1     $127.8       $ 94.2     $ 89.2      $ 10.9   $ 11.1
                               =======     ======       ======     ======      ======   ======

Percentage contribution           52.8%      48.7%        28.7%      34.0%        3.3%     4.2%

Return on assets                  1.32       1.00         1.71       1.55        1.65     1.62
Return on equity (2)             24.52      18.28        36.09      31.41       40.37    41.11

Average assets                 $13,139    $12,737       $5,501     $5,772      $  661   $  684
                                          $ 5,501
Average equity (2)                 706        699          261        284          27       27

                                  Electronic
                                   Payment
                                   Services           Corporate                  Total
                                --------------     ---------------       --------------------
                                  1993     1992     1993      1992        1993           1992
                                --------  -----    ------     ----       ------          ----
Net interest income            $  (5.7)  $  1.8   $ 43.7   $   30.7     $1,141.4       $1,084.7
Provision for loan
  losses                                            (8.9)       8.2        100.0          119.3
Non-interest income               13.2    109.3     41.7       39.2        503.1          546.5
Non-financial expenses                    104.2     43.2       18.5      1,033.4        1,094.6
                               -------   ------   ------   --------     --------       --------
Income before income
  taxes                            7.5      6.9     51.1       43.2        511.1          417.3
Income tax expense                (0.7)     4.9      9.6       10.9        183.2          154.9
                               -------   ------   ------   --------     --------       --------

Net income                     $   8.2   $  2.0   $ 41.5   $   32.3     $  327.9(1)    $  262.4(1)
                               =======   ======   ======   ========     ========       ========

Percentage contribution            2.5%     0.8%    12.7%      12.3%       100.0%         100.0%

Return on assets                 11.88     1.80     1.20       1.06         1.44(1)        1.17(1)
Return on equity (2)            205.00     2.50     5.21       6.16        18.27(1)       16.26(1)

Average assets                 $    69    $ 111   $3,455   $  3,045     $ 22,825       $ 22,349

Average equity (2)                   4       80      796        524        1,794          1,614

- ---------------------------------------------
(1) Based on income before the cumulative effect of a change in accounting principle.
(2) Equity is allocated to business lines in the four core businesses by applying a factor of 5.0% against average risk-weighted assets and adding intangible assets.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

BUSINESS LINE RESULTS -  continued


     Wholesale Banking is organized into six business lines: Corporate and Institutional Banking; Investment Banking; Cash Management; International Banking; Corporate Middle Market; and Specialized Finance. Wholesale Banking continued its strong performance in 1993 as net income increased $45.3 million, or 35.4% above 1992. This increase was due primarily to growth in net interest income and non-interest income. Net-interest income was $58.6 million, or 12.0% above 1992 due to lower levels of non-performing loans, cash basis interest received on non-performing loans, higher loan and factoring volume and wider spreads on prime based loans. Average non-performing loans declined 27.7% from prior year. Average loan outstandings increased 4.9% from 1992. Fees recognized on loans were also well above 1992 principally resulting from loan prepayments due to the low interest rate environment. Non-interest income was 14.3% above 1992 as continued emphasis on Cash Management products resulted in substantial year-to-year growth in both service charges on deposits and fees for international services. An increase in securities gains also contributed to the year-to-year growth.

     Consumer Financial Services includes the Community Banking and Specialty Products business lines. Specialty Products includes Credit Card, Student Lending and Residential Mortgage. Community Banking's 1993 results include the Virgin Islands operations center and five branches until their sale on September 30, 1993.

     Total net income for Consumer Financial Services of $94.2 million in 1993 was $5.0 million or 5.6% above 1992. This increase was primarily the result of significant net interest income growth in the credit card portfolio, strong non-interest income performance in Community Banking, and management's continued emphasis on cost control throughout the Group. Net interest income declined $7.4 million or 1.4% in 1993, reflecting the May 1992 sale of Signal Financial, a $300 million consumer finance subsidiary, and the sale of the Virgin Islands branches in September 1993. Excluding these transactions, net interest income increased by $6.5 million, including growth of 14.0% in credit card interest, partially offset by a declining net interest margin in Community Banking. The Community Banking margin continued to reflect the impact of deposit spread compression in a sustained low interest rate environment in 1993. Average loan volumes decreased 3.6% from 1992, primarily as a result of the two sale transactions and the securitization of $207 million in home equity loans during 1993. Average deposit volumes declined 2.1% compared to 1992, as consumers continue to shift out of certificates of deposits and into more liquid bank deposit products, as well as into higher yielding non-bank investment products. The loan loss provision for 1993 decreased $4.1 million or 7.9%, a direct impact of the decline in loan volumes. Non-interest income reflected strong growth of $16.4 million, or 16.7%, above 1992. Service charges on deposits in Community Banking increased 14.2% compared to 1992, as ongoing emphasis is placed on fee income generation. Additionally, loan securitizations also produced significant fee income for Community Banking in 1993. The 1993 results also reflect revenues from introducing sales of annuities and mutual funds by a third party through the CoreStates branch network. Non-financial expenses of the Group grew by $4.1 million or .9% in 1993. On a normalized basis, excluding the impact of the Signal and Virgin Island sales, non-financial expenses increased 3.3% as management's cost control efforts continued.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

BUSINESS LINE RESULTS - continued

     Trust and Investment Management is organized into four business lines: Institutional Trust; Personal Trust; Private Banking; and Investment Management. Net income of $10.9 million was down $.2 million from 1992. The slight decline in net income was due to 4.3% growth in non-financial expenses, which was partially offset by 4.5% growth in non-interest income. Net interest income was flat year-to-year. Lower earnings on demand balances due to the low interest rate environment was the primary factor for net interest income of $29.9 million being level with 1992. Non-interest income growth was due principally to growth in Personal Trust, Investment Services and Employee Benefit fees. Asset growth in the CoreFund family of Mutual funds was 10.6% over 1992 contributing most of the fee growth in Investment Services. Growth in trust fees, the largest component of non-interest income, was hampered by lower than anticipated new business, the continued low interest rate environment, and the loss of several large Institutional Custody/Securities Lending relationships in 1992.

     Electronic Payment Services includes the MAC automated teller machine ("ATM") network and POS processing business lines. On December 4, 1992, the MAC and POS business lines were contributed to Electronic Payment Services, Inc. ("EPS"), a joint venture that combines the separate consumer electronic transaction processing businesses of CoreStates, Banc One Corporation, PNC Financial Corp and Society Corporation into the nation's leading provider of ATM and POS processing services.

     EPS has announced the signing of definitive agreements providing for two additional banking companies to enter the joint venture. The transactions will significantly expand the MAC network and POS business volume and are expected to be completed in 1994. As a result of the addition of new partners, CoreStates' share in earnings of EPS will decline from the current 31% to an estimated 23%.

     Full year 1993 net income totaled $8.2 million versus $2.0 million
for 1992.   The 1992 results include MAC and POS as a CoreStates business group through December 4, 1992 and earnings from EPS for the remainder of the year. The results for 1993 include income from CoreStates' 31% equity interest in the earnings of the EPS joint venture and dividends on EPS preferred stock, 80% of which is tax free, partially offset by an interest carrying charge on the net investment in EPS.

     In December 1993, CoreStates and EPS mutually agreed to enter into a recapitalization of EPS involving the EPS preferred stock held by CoreStates. In exchange for substantially all of the preferred stock, CoreStates received from EPS a ten-year 6.45% note providing for equal principal payments over the life of the note. The recapitalization does not affect the amount of deferred gain, but changes the timing of deferred gain income recognition from a five-year period beginning in 1996 to a ten- year period beginning in 1994.

     The Corporate Category's net income increased $9.2 million in 1993.
This category included unusual gains for both 1993 and 1992. In 1992 a $41.1 million pre-tax gain was recorded for the EPS transaction and 1993 includes pre-tax gains of $11.0 million on the sale of five branches in the Virgin Islands and $9.1 million on prepayments of long-term debt, and securities gains of $8.6 million. Additionally, there were significant expenses recorded in each year that substantially offset those gains. The loan loss provision in the corporate category was $17.1 million lower than 1992 due to the reduction in the overall corporate provision levels. The provision reduction was not allocated to the core businesses where the loan loss provision is based on a normalized credit environment. The increase in net interest income in the corporate category was largely due to the impact of an increase in unallocated average equity, which has grown year-to-year by $272 million.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CAPITAL STRENGTH

     Capital strength must be evaluated in the context of business risk exposures, including asset quality, interest sensitivity, liquidity and earnings diversification. CoreStates places a significant emphasis on the maintenance of strong capital which promotes investor confidence, helps provide access to the credit markets under favorable terms and enhances the flexibility to capitalize on business growth and acquisition opportunities. Capital is managed for each of the CoreStates' subsidiaries based on their respective risks and growth opportunities, as well as regulatory requirements. CoreStates is positioned to take advantage of market opportunities to strengthen capital. A shelf registration is in place for fine tuning the debt structure and adding debt, preferred or convertible preferred equity, if and when appropriate. The relative strength of CoreStates' capital is reflected in the chart "Average Common Equity/Assets".

 Average Common Equity/Assets
- -----------------------------
 Plotting Points for Graph
- -----------------------------       Average Common
 (In percent)                        Equity/Assets
                              ---------------------------
                                               Montgomery
                              CoreStates       Securities
                              ----------       ----------
 1993                            7.86%            7.11%
 1992                            7.22             6.74
 1991                            6.60             6.03
 1990                            6.46             5.74
 1989                            6.60             5.65

     At December 31, 1993, common shareholders' equity totaled $1,959 million or 8.3% of total assets, compared with $1,703 million or 7.2% at year-end 1992.
The year-end 1993 equity to assets ratio for the Montgomery Securities
Regional Bank Composite was 7.2%. CoreStates has achieved steady internal capital generation throughout the past five years. Common shareholders' equity increased over the five years ended December 31, 1993 at a compound annual growth rate of 6.2%, while dividends paid increased at a compound annual growth rate of 8.2%.

     During 1993, CoreStates increased its quarterly dividend by 8.0% to $.27 per share beginning January 1993, and again by 11.1% to $.30 per share beginning in October 1993. CoreStates' dividend on its common stock was $1.14 per share in 1993 and $1.02 per share in 1992. The common dividend payout ratio was 40.7% for 1993, compared to 44.9% for 1992.

     On August 17, 1993 the Board of Directors approved a two-for-one common stock split effected in the form of a 100% stock dividend ("the Stock Dividend"). The additional shares resulting from the Stock Dividend were distributed on October 15, 1993 to holders of record on September 15, 1993. All common shares and per common share data have been restated for the impact of the Stock Dividend.

     CoreStates and its bank subsidiaries are subject to minimum risk-based and leverage capital guidelines issued by the Federal Reserve Board and Comptroller of the Currency. The measurement of risk-based capital takes into account the credit risk of both balance sheet assets and off-balance sheet exposures. These guidelines require minimum risk-based capital ratios of 4% for Tier 1 capital and 8% for total capital. In addition, a minimum leverage ratio of Tier 1 capital to quarterly average total assets of 3% is required for banking organizations that are rated as strong. The following table illustrates CoreStates' risk-based and leverage capital ratios at December 31, 1993 and 1992:

  CORESTATES FINANCIAL CORP AND SUBSIDIARIES

  Management's Discussion and Analysis of
  Financial Condition and Results of Operations: continued

 CAPITAL STRENGTH - continued


 Risk-based and Leverage Capital Ratios at
 -----------------------------------------
 At December 31,
 ---------------
 ($ in millions)                               1993     1992
                                               ----     ----
 Capital
 Tier 1 capital                               $ 1,873  $ 1,708
 Tier 2 capital                                   888      719
 Total qualifying capital                       2,761    2,427
 Assets
 Risk-adjusted assets                          20,173   19,087
 Average assets-
  leverage capital basis                       22,868   22,825
 Ratios
 Tier 1 capital ratio                             9.3%     9.0%
 Total capital ratio                             13.7     12.7
 Tier 1 leverage ratio                            8.2      7.5

     Bank regulators have also adopted five capital category definitions which are applicable to the supervision of all insured financial institutions. A bank is considered "well capitalized" if it has minimum Tier 1 and Total risk-based capital ratios of 6% and 10%, respectively, and a minimum Tier 1 leverage ratio of 5%. As illustrated in the following table, all of CoreStates' banking subsidiaries qualified as "well capitalized" at December 31, 1993.

 Bank Regulatory Capital Ratios
 ------------------------------
 At December 31, 1993                         Capital Ratios
 --------------------               ----------------------------------   Total
 ($ in billions)                    Tier 1        Total       Leverage   assets
                                    ------        -----       --------   ------
 CoreStates Bank, N.A.                 8.5%       10.9%        7.3%      $17.8
 New Jersey National Bank              9.3        11.4         6.5         4.5
 CoreStates Bank of Delaware, N.A.    10.9        12.1        13.4          .6

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET QUALITY

Risk Management

     CoreStates manages asset quality and credit risk by maintaining diversification in its loan portfolio and through intensive review processes that include careful analysis of credit requests and ongoing examination of outstandings and delinquencies, with particular attention to portfolio dynamics. CoreStates strives to identify loans experiencing difficulty early enough to correct the problems, to recognize non-performing loans early, to record charge-offs promptly based on realistic assessments of current collateral values, and to maintain reserves that are strong.

     CoreStates' credit culture has served it well during economic downturns and, while asset quality was impacted by the recent extended recession, it has steadily improved over the past six quarters and remains strong relative to its peers. This same well-developed and ingrained credit culture that has evolved over the past decade will serve CoreStates well in the emerging economic growth environment and for the next inevitable recession. This credit culture has as a cornerstone a team approach that includes well-trained relationship managers supported by: 1) a group of Credit Officers with significant lending experience who have demonstrated the highest level of credit judgment and who have no direct business development or profit responsibility; 2) a credit management process that requires early and broad communication of and action on deteriorating credits, as well as regular, formal, detailed evaluations and projections of non-performing assets and potential losses; and 3) formal guidance through the loan quality committee process in which all criticized credits, all deteriorating credits and other credits with specified risk characteristics are reviewed and addressed by all levels involved in the credit process up through senior management on a regular basis. The team approach and successful use of Credit Officers in CoreStates' Wholesale Banking line of business have been extended into other areas including Trust, Community Banking and Asset and Liability Management.

     The above process allows CoreStates to make timely credit decisions, to know the customers' needs and evaluate closely all aspects of their businesses, keeping negotiating and structuring close to the customer. It allows for the early detection and reporting of credit problems, which is key to CoreStates' historically high levels of asset quality. Also, the mixing of experienced and less experienced bankers provides excellent training and mentoring, important components of our overall management approach.

     Underlying CoreStates' credit culture are well tested and defined credit policies and procedures. Approved at the holding company level by the CoreStates Credit Policy Office in concert with each bank's Chief Lending Office, these policies set underwriting standards, approval procedures, limits on exposure by borrower and by industry and such other limits as currently deemed prudent. The credit process is designed to make approval of straightforward credits relatively simple through a dual approval matrix system, but to increase the degree of involvement by experienced approvers as the credit becomes more complex. Some examples of complexities that require sign-offs beyond the dual approval matrix system include: large dollar concentrations, highly leveraged transactions, tenors beyond policy, lower rated credits and loans to customers with specialty characteristics.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET QUALITY - continued

     In addition to the management of credit risk, CoreStates manages and controls operating and fraud risks in all of its substantive transactional products through its Transactional Products Exposure Committee ("TPEC"). It is the role of this committee to review and assign risk levels to all significant new products prior to their implementation. In addition, reviews of substantial changes to existing products and regular reviews of the product array offered to customers are part of TPEC's responsibilities. The products reviewed by TPEC include products from CoreStates' normal operating services as well as those arising from Cash Management, Trust and Community Banking services. Through a predetermined risk matrix approach, all products are rated and assigned risk levels. Each product manager is responsible for acting on risk reduction recommendations issued by TPEC. By focusing on the transactional risk in all of its products, TPEC serves as one element in the overall risk management process at CoreStates.

     Credit quality and the effectiveness of portfolio management are independently and systematically assessed by Credit Review, which reports to the Audit Committee of the Board of Directors. Both its credit rating and process evaluation techniques are consistent with regulatory standards. Because CoreStates considers risk oversight to be an essential element for long-term financial stability, in 1994 CoreStates will more cohesively define its overall risk profile by applying its various well-developed risk analysis approaches to all risk areas within the corporation.

Loan Portfolio

     Wholesale Loans - CoreStates has traditionally maintained limits on industry, market and borrower concentrations as a way to diversify and manage credit risk. Management's current policy is to limit industry concentrations to 50% of total equity and to limit market segment concentrations to 10% of total assets. CoreStates conservatively manages industry concentrations by applying these dollar limits to a family of industries that have common risk characteristics. This management process is reflected in the following chart, which illustrates each industry that exceeds 10% of total shareholders' equity. CoreStates' largest concentration is in the non-bank finance industry at 41.8% of total equity.

Wholesale Loans by Industry
- ---------------------------
(in multi color bar graph, overlay np1 $ per industry)
- ------------------------------------------------------
Plotting Points for Graph
- -------------------------

                                                 Outstandings        % of
                                                    as of %      Outstandings
                                                   of equity    non-performing
                                                 ------------   --------------
 Non-bank finance                                    41.8%
 Communications                                      32.8              0.4%
 Retail trade                                        31.2              0.6
 Healthcare                                          21.1              0.2
 Depository institutions                             19.3
 Apparel                                             18.2             10.6
 Trucking and auto leasing                           15.5              1.9
 Real estate construction                            12.9              6.3
 Chemical                                            11.9


CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET QUALITY - continued

The following discussion highlights specific portfolios that are of interest in the current environment. The discussion focuses on three wholesale portfolios: communications because of its size; healthcare because of the high profile of this industry; and the commercial finance portfolio at a CoreStates non-bank subsidiary, Congress Financial Corp ("Congress"), because of the recent growth in this portfolio.

     Communications - The communications/media lending activities are in industries which are either regulated by the Federal Communications Commission and/or derive some or all of their revenues from advertising. These industries, which include Cable Television, Telephone, Newspapers, Broadcasting and Cellular, are typically financed based on the cash flows available to repay debt, with less focus on tangible balance sheets. The underlying basis for this focus is the intangible franchise value of the business which generally exceeds the cost of establishing the business. Significant and rapid technological, regulatory and competitive changes are occurring in the communications segments of these businesses which our specialized lenders are closely monitoring. Risks are further mitigated through exposures to generally large, often diversified and highly experienced operators, and conservative debt structures. Three of the specialized portfolios in this industry, Cable Television, Broadcasting and Cellular, are highlighted below. Exposures in these industries are managed within clearly defined parameters regarding total exposure and acceptable tenors /maturities.

Communications Portfolio
- ------------------------
At December 31,             Cable(1)  Broadcasting(1)  Cellular
- ---------------             -----     ------------     --------
(in millions)
1993
- ----
Outstandings..............   $413.2        $62.4         $55.0
Non-performing............       -           2.7            -
  % of loans..............       -           4.3%           -
1992
- ----
Outstandings..............   $482.8        $58.0         $17.9
Non-performing............       -          11.4            -
  % of loans..............     19.7%          -

- -----------------------------

(1) Does not include $68 million at December 31, 1993 and $56 million at December 31, 1992 outstanding to diversified companies that have cable and broadcasting in their mix of businesses.

     Healthcare - The specialized healthcare lending activities are to healthcare providers which are heavily dependent upon third-party reimbursement for their revenue base. Two of the subsegments of the industry are the acute care (hospital) sector and the alternate site care sector (rehabilitation, subacute, psychiatric, oncology, etc.). Financing typically supports working capital requirements caused by delays in third-party payments, medium-term financing for the acquisition of equipment and/or merger activity. The industry operates in a highly regulated environment and is currently undergoing significant reform. Our analysis focuses on several key indicators as predictors for success in this evolving industry: management's ability to identify and operate profitably within particular market niches, stable and growing market share, diversified and strong payor mix. The financial analysis emphasizes strong and steady cash flow and conservative leverage. The changing nature of this industry requires close monitoring which includes ongoing analysis of reimbursement by subsegment and geography, assessment of management and their respective strategies and collateral valuations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: (continued)

ASSET QUALITY - continued

The following table summarizes CoreStates' exposure in the two Healthcare industry segments discussed above at December 31, 1993 and 1992. There were no non-performing loans in these segments for the periods presented.

Healthcare Outstandings
- -----------------------                Alternate
At December 31,            Acute care  site care
- ---------------            ----------  ---------
(in millions)
 1993....................      $127.5     $112.2
 1992....................       127.8      101.4


     Commercial Finance - The loan portfolio at Congress grew approximately 25% on a year-to-year basis through December 31, 1993. The credit quality of loans generated during this period is consistent with past performance and reflects what would be expected from a high quality commercial finance company. During this period there were unusual market opportunities arising from the constraints and restrictive lending policies in the commercial banking system and the ever increasing nationwide reputation of Congress as a highly expert asset based lender able to structure and syndicate both large and complex transactions. The new business origination was geographically diverse, represented no particular industry concentrations and continued the historical collateral characteristics of the portfolio with its heavy emphasis on working assets such as accounts receivable and inventory.

Commercial Finance Portfolio
- ----------------------------
At December 31,
- ---------------
(in millions)                     1993       1992
                                  ----       ----
Outstandings..................  $1,426.5   $1,136.8
Non-performing................      15.9        4.6
  % of loans..................       1.1%        .4%

     Real Estate Loans - Although improving over the prior three years, the CoreStates regional real estate market continues to present a mixed picture as it emerges from a severe recession. The residential market has achieved supply/demand balance; marginal developers have been removed and low interest rates have created sales activity. However, the commercial and industrial market remains fundamentally weak, although there has been some increased interest from the investor market.

     Total real estate related loans outstanding were $4,342 million at December 31, 1993, compared to $4,645 million at December 31, 1992. Included within the broad classification of real estate loans are a number of different lending categories with distinctly different risk factors and performance. The construction and development loan portfolio was $253 million or 1.5% of total loans at December 31, 1993. Currently, 6.3% of CoreStates' construction and development loan portfolio is non-performing, compared to 2.4% for the remaining real estate loan portfolio. The table below summarizes CoreStates' real estate loans outstanding and other real estate owned at December 31, 1993 and 1992 by type.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued


ASSET QUALITY - continued

Real Estate Loans
- -----------------
At December 31,                              Completed
- ---------------                               projects/                                       Total
(in millions)                Construction/   Investment                                        real
                              development    properties(1)        Residential     Other(2)    estate
                             -------------   -------------        -----------     --------    ------
1993
- ----
Year-end outstandings           $ 253               $874         $1,709         $1,506         $4,342
Average loans outstanding         283                882          1,798          1,463          4,426
Non-performing loans               16                 42             20             36            114
  % of year-end loans             6.3%               4.8%           1.2%           2.4%           2.6%
Net charge-offs                 $   5               $ 11         $    5         $   11         $   32
  % of average loans              1.6%               1.2%            .3%            .8%            .7%
Other real estate owned         $  22               $ 17         $    2         $   10         $   51
1992
- ----
Year-end outstandings           $ 328               $877         $1,908         $1,532         $4,645
Average loans outstanding         427                788          1,832          1,483          4,530
Non-performing loans               33                 51             24             55            163
  % of year-end loans            10.2%               5.8%           1.3%           3.6%           3.5%
Net charge-offs                 $  12               $ 21         $    6         $    6         $   45

  % of average loans              2.7%               2.7%            .3%            .4%           1.0%
Other real estate owned         $  38               $ 28         $    2         $   12         $   80
- -----------------------------------------------------------------------------------------------------

    (1) Completed projects/investment properties included $305 million at December 31, 1993 and $390 million at December 31, 1992 related to loans on completed projects for which net rental receipts are not sufficient to cover 115% of debt service.

    (2)  Principally commercial loans secured by owner-occupied real estate.

     The largest category within real estate loans is residential mortgages which include home equity loans. Residential mortgages were $1,709 million or 10.4% of total loans at December 31, 1993. Loans in the Other Real Estate Loans category, primarily commercial loans collateralized by owner-occupied real estate, accounted for 34.7% of total real estate loans and 9.2% of total loans.

     The remaining category of real estate loans, totaling $874 million at December 31, 1993, is comprised of completed projects and investment properties. Included in this category are $569 million of loans, or 65.1%, on properties which have a positive cash flow exceeding 115% of debt service, a measure which generally is indicative of an adequately leased-up building. Also in this category are $305 million of loans, or 34.9%, on properties whose cash flow does not meet the 115% test.

     Net charge-offs of construction and development loans in 1993 were $4.6 million or 1.6% of related average loans outstanding, compared to net charge-offs of $11.5 million or 2.7% of the average construction and development loans in 1992.

     Another key to risk management in this portfolio is diversification by project type. The following table illustrates CoreStates' construction and development portfolio and completed projects/investment properties portfolio by project type:

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued



ASSET QUALITY - continued

Construction and Development and Completed Projects/Investment Properties
- -------------------------------------------------------------------------
Loans Outstanding by Project Type
- ---------------------------------
At December 31,
- ---------------
(in millions)
                                                            Construction           Completed projects/
                                                           and development        Investment properties             Total
                                                     -------------------------   ------------------------   -----------------------
                                                         Loans       % Non-         Loans      % Non-          Loans      % Non-
                                                      outstanding    performing  outstanding   performing   outstanding   performing
                                                      -----------    ----------  -----------   ----------   -----------   ----------

1993
- ----
Residential development...........................      $156.3          8.0%                                  $  156.3       8.0%

Commercial:
Land and site development.........................        62.9          5.2                                       62.9       5.2
Apartments........................................                                 $112.0          1.6%          112.0       1.6
Light industrial..................................         8.9                      122.7          2.9           131.6       2.7
Hotels............................................                                    7.3         26.0             7.3      26.0
Office............................................         5.0          8.0         353.7          7.3           358.7       7.3
Shopping centers..................................         7.8        202.6                        1.7           210.4       1.7
Miscellaneous.....................................        11.7                       76.2          6.7            87.9       5.8
                                                        ------                     ------                        -----
   Total commercial..............................         96.3          3.8         874.5          4.8           970.8       4.7
                                                        ------                     ------                     --------
   Total.........................................       $252.6          6.3%       $874.5          4.8%       $1,127.1       5.1%
                                                        ======        ======       ======         =====       ========       ====

1992
- ----
Residential development...........................      $182.0          8.2%                                  $  182.0       8.2%

Commercial:
Land and site development.........................        76.1         15.0                                       76.1      15.0
Apartments........................................          .9                     $117.4           .7%          118.3       7.0
Light industrial..................................        25.4                      113.4          6.3           138.8       5.1
Hotels............................................                                   10.3         17.5            10.3      17.5
Office............................................        25.3         27.7         358.7          9.6           384.0      10.8
Shopping centers..................................        13.5                      197.7          2.0           211.2       1.8
Miscellaneous.....................................         4.4                       79.9          3.5            84.3       3.3
                                                        ------                     ------                      --------
   Total commercial...............................       145.6         12.6         877.4          5.8         1,023.0       6.8
                                                        ------                     ------                      --------
   Total..........................................      $327.6         10.2%      $877.4           5.8%       $1,205.0       7.0%
                                                        ======        ======       ======         =====        ========      ====


CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET QUALITY - continued

     Geographically, $1,052.2 million or 93.4% of CoreStates' construction and development loans, completed projects and investment properties are financing real estate in CoreStates' market area of Pennsylvania, New Jersey and Maryland/Delaware. Of the $74.9 million of these loans outstanding for projects outside of CoreStates' local market, $9.6 million is in the greater Washington D.C. area, with virtually no outstandings in California, New York City and New England.


Allowance for Loan Losses

     In 1993, CoreStates refined its methodology for determining appropriate levels of allowance for loan losses ("ALLL"). Each subsidiary of CoreStates which extends credit maintains an allowance sufficient to absorb the anticipated loss inherent in its credit portfolio for a minimal one-year horizon. Factors included in management's determination of an adequate level of ALLL are a statistical analysis of historical loss levels throughout an economic cycle and one year of projected charge-offs, creating a band, below which a bank's ALLL is considered inadequate and above which is considered inappropriate. A quarterly evaluation of loss potential on specific credits, products, industries, portfolios and markets as well as indicators for loan growth, the economic environment and concentrations assist in validating the position of the ALLL within the band. Management's evaluation of the adequacy of the ALLL is independently tested by Credit Review. CoreStates believes that the ALLL is an important source of protection against problems in the portfolio. Equally important is the prompt recognition of problem situations and prompt write-downs of these assets to net realizable value. Accordingly, over an economic cycle, CoreStates has experienced relatively high levels of recoveries against these write-downs compared to other banking companies.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET QUALITY - continued

     The year-end 1993 allowance for loan losses totaled $347.5 million and represented 2.1% of loans. This compares with a loan loss allowance at year-end 1992 of $322.5 million, also 2.1% of loans. The allowance for loan losses at year-end 1993 was 173.0% of non-performing loans, an increase over the year-end 1992 coverage ratio of 105.2% and a reflection of the lower level of non-performing loans at year-end 1993 and reduced net loan charge-offs during 1993.

     CoreStates' total provision for loan losses in 1993 was $100.0 million, down $19.3 million from the $119.3 million provided in 1992. The decrease in the 1993 loan loss provision resulted primarily from the overall improvement in asset quality during 1993 as non-performing assets declined 34.8% and net loan charge-offs declined 40.6%. Net charge-offs in 1993, excluding net LDC recoveries of $12.6 million, were $89.9 million or .58% of related average loans. This represents a decrease of $53.4 million when compared to the $143.3 million of net charge-offs excluding $13.1 million LDC recoveries in 1992.


     The following table reflects the distribution of 1993 and 1992 net charge-offs by loan type:

Distribution of Net Charge-Offs
- -------------------------------
For the Year Ended December 31,
- -------------------------------
(in millions)                                   1993                           1992
                                    -----------------------------   ---------------------------
                                                           % of                           % of
                                                          Total                           Total
                                    Net        % of        net       Net       % of        net
                                    charge-    Average    charge-   charge-   Average   charge-
Loan type                           offs      loan type    offs      offs     loan type   offs
- ---------                           -------   ---------   -------   -------   ---------   -----
Domestic:
  Commercial
    and industrial                   $ 30.1          .4%     38.9%   $ 51.4         .7 %   39.5%
  Real estate:
    Construction                        4.6         1.6       6.0      11.5         2.7     8.8
    Other                              27.2          .7      35.2      33.0          .8    25.4
  Consumer:
    Credit card                        23.3         2.4      30.1      31.1         3.5    23.9
    Installment                         4.8          .4       6.2      13.9         1.1    10.7
  Other (1)                             (.1)                  (.1)      2.4          .2     1.8
                                     ------                 -----    ------               -----
     Total domestic                    89.9          .6     116.3     143.3         1.0   110.1
                                     ------                 -----    ------               -----
Foreign (2)                           (12.6)       (2.3)    (16.3)    (13.1)       (3.1)  (10.1)
                                     ------                 -----    ------               -----
     Total net charge-offs           $ 77.3          .5%    100.0%   $130.2          .8%  100.0%
                                     ======        ====     =====    ======        ====   =====
- ------------------------------------------------------------------------------------------------

(1)  Includes loans to financial institutions and lease financing.
(2) Reflects net recoveries on Less Developed Countries (LDC) assets of $12.6 million in 1993 and $13.1 million in 1992.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Asset Quality - continued

Non-Performing Assets

     Non-performing assets at year-end 1993 were $252.1 million, or 1.5% of total loans plus other real estate owned ("OREO") and 1.1% of total assets. These levels compared to total non-performing assets at year-end 1992 of $386.8 million, 2.5% of total loans plus OREO and 1.6% of total assets. Management expects a continuing decline in non-performing asset levels during 1994 for current CoreStates' banks. However, with planned acquisitions, CoreStates anticipates increases in both non-performing assets and charge-offs (refer to the Strategic Actions section beginning on page 4).

     At year-end 1993, total non-performing assets were comprised of $164.4 million of non-accrual loans, $36.5 million of renegotiated loans and $51.2 million of OREO. The $134.7 million, or 34.8%, decline in total non-performing assets as compared to year-end 1992 was principally experienced in CoreStates' two largest portfolios, the commercial loan portfolio, declining $50.2 million, or 36.9%, and the real estate portfolio which declined $78.1 million, or 32.1%. During 1993, loans aggregating $165 million were added to non-performing status, payments of $149 million against non-performing assets were received, loans totaling $46 million were returned to full accrual status and $105 million of non-performing assets were charged off.

     CoreStates monitors the movements within the non-performing portfolio closely. The following table illustrates the components of the quarterly changes for 1993 and 1992:

Quarterly Changes in Non-performing Assets
- ------------------------------------------
(in millions)
                                        Quarter Ended
                       -------------------------------------------------  Full
                       March 31    June 30   September 30    December 31  Year
                       --------    -------   ------------    -----------  ----
1993
- ----
Beginning balance       $387       $340         $305           $295       $387
Additions                 47         29           35             54        165
Return to accrual        (23)       (14)          (1)            (8)       (46)
Payments                 (42)       (31)         (23)           (53)      (149)
Charge-offs              (29)       (19)         (21)           (36)      (105)
                        ----       ----         ----           ----      -----
Net change               (47)       (35)         (10)           (43)      (135)
                        ----       ----         ----           ----      -----
Ending balance          $340       $305         $295           $252      $ 252
                        ====       ====         ====           ====      =====

1992
- ----
Beginning balance       $487       $474         $485           $442      $ 487
Additions                 63        109           63             38        273
Return to accrual         (6)        (1)         (25)           (16)       (48)
Payments                 (42)       (73)         (42)           (40)      (197)
Charge-offs              (28)       (24)         (39)           (37)      (128)
                        ----       ----         ----           ----      -----
Net change               (13)        11          (43)           (55)      (100)
                        ----       ----         ----           ----      -----
Ending balance          $474       $485         $442           $387      $ 387
                        ====       ====         ====           ====      =====

     Non-performing assets at year-end 1992 decreased $100.3 million, or 20.6%, as compared to the 1991 year-end level. The 1992 decline in non-performing assets was principally in the commercial loan portfolio, particularly HLT non-accrual and renegotiated loans, which decreased $54.6 million from year-end 1991. Non-performing assets attributable to the real estate portfolio declined $35.4 million, or 12.7%, from the year-end 1991 level.

     The chart below illustrates CoreStates' ratio of total non-performing assets to loans plus OREO as compared to the Montgomery Securities Regional Bank Composite Index.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET QUALITY - continued

Non-performing Assets to Loans Plus OREO
- ----------------------------------------
Plotting Points for Graph
- -------------------------
(In percent)                                      NPA/Loans Plus OREO
                                             ------------------------------
                                                                 Montgomery
                                             CoreStates          Securities
                                             ----------          ----------
    1993                                        1.54%               1.86%
    1992                                        2.49                3.23
    1991                                        3.07                3.93
    1990                                        2.55                3.50
    1989                                        2.02                2.72


    The following table reflects the distribution of non-performing assets by loan type at December 31, 1993 and 1992:

Distribution of Non-performing Assets
- -------------------------------------
At December 31,
- ---------------
(in millions)
                                          1993                               1992
                           ---------------------------------   -----------------------------------
                                                   % Total                             % Total
                              Non-       % of        non-         Non-       % of        non-
Loan type                  performing  Loan type  performing   performing  Loan type  performing
- ---------                  ----------  ---------  ----------   ----------  ---------  ----------
Domestic:
 Commercial and
   industrial:
   Highly leveraged
    transactions ("HLTs")     $  5.2       1.1%         2.1%      $  8.5       1.7%         2.2%
   Other                        80.5       1.2         31.9        127.4       1.9         32.9
 Real estate:
   Construction                 16.0       6.3          6.3         33.3      10.2          8.6
   Other loans                  98.0       2.4         38.9        129.9       3.0         33.6
   OREO                         51.2                   20.3         80.1                   20.7
 Other domestic loans(1)         1.0        .1           .4          4.5        .4          1.2
                              ------                  -----       ------                  -----
   Total domestic              251.9       1.6         99.9        383.7       2.5         99.2
                              ------                  -----       ------                  -----
Foreign loans                     .2                     .1          3.1        .8           .8
                              ------                  -----       ------                  -----

   Total non-performing
    assets(2)(3)              $252.1       1.5%       100.0%      $386.8       2.5%       100.0%
                              ======       ===        =====       ======      ====        =====
   % Total assets                1.1%                                1.6%
                                 ===                                 ===
- --------------------------------------------------------------------------------------------------

(1) Includes loans to financial institutions and lease financing.
(2) The table does not include loans of $34 million and $73 million at December 31, 1993 and 1992, respectively, that are past due 90 days or more as to principal or interest, but which remain on full accrual since such loans are well secured and in the process of collection.
(3) There were no non-performing consumer loans at December 31, 1993 or 1992.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET QUALITY - continued

     The following table reflects the distribution of non-accrual loans by their respective levels of performance as defined below:

     Substantial performance - No loss is anticipated on the present book balance and the borrower has paid at least 85% of contractual obligations over the prior six months.

     Limited performance - Borrower has paid between 25% and 85% of contractual obligations over the prior six months.

     No performance - Borrower has paid less than 25% of contractual obligations over the prior six months.

     Full payment is doubtful - Loan is contractually current, however, there is some doubt as to full collectability.

     Other - Loan is contractually current, however, borrower is in a specified period of demonstrating performance or loan has a prior charge-off.

Performance Levels of Non-Accrual Loans
- ---------------------------------------
At December 31, 1993
- --------------------
(in millions)

                                                                   Accumulated
                                                                   net charge-
                                                                   offs as % of
                                       Book        Contractual     contractual
                                     balance(1)      balance       balance(1)
                                     -------       -----------    -----------
Contractually past due with:
     Substantial performance          $  4.3          $  6.9         37.6%
     Limited performance                18.1            30.5         40.8
     No performance                     62.3            95.8         34.9
                                      ------          ------
                                        84.7           133.2         36.4
                                      ------          ------
Contractually current, however:
     Full payment is doubtful           70.2            97.3         27.8
     Other                               9.5            12.5         23.4
                                      ------          ------
                                        79.7           109.8         27.3
                                      ------          ------
     Total non-accrual loans          $164.4          $243.0         32.3%
                                      ======          ======         ====

- -------------------------

(1) Book balance reflects application of $4.0 million of cash basis interest received which was applied to principal. The accumulated net charge-off percentage also includes the impact of interest applied to principal.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET QUALITY - continued

     The following OREO portfolio table illustrates the relationship of original contractual balances to accumulated net charge-offs. Accumulated net charge-offs include charge-offs taken against the allowance for loan losses while the asset was classified as a loan and write-downs charged directly to the income statement subsequent to a loan's transfer to OREO. During 1993 and 1992, $12.1 million and $21.3 million, respectively, were charged to the income statement for OREO write-downs.


Other Real Estate Owned
- -----------------------
At December 31, 1993
- --------------------
(in millions)                                         Accumulated
                                                      net charge-
                                                      offs as % of
                                  Book   Contractual  contractual
                                balance    balance      balance
                                -------  -----------  -----------
Construction and development      $22.0       $ 91.9         76.1%
Completed projects                 17.0         53.0         67.9
                                  -----       ------
      Total(1)                    $39.0       $144.9         73.1%
                                  =====       ======         ====
- ------------------------------------------------------------------

(1) Does not include $2.5 million of OREO from the residential mortgage portfolio or $9.7 million in OREO from other commercial real estate loans, primarily the owner occupied portfolio.

     The two preceding charts reflect the results of CoreStates' charge-off practices. At year-end 1993, 32.3% of non-accrual loans has been charged off, while 73.1% of the OREO asset original contractual balance has been charged off. These levels of markdowns on OREO reflect CoreStates' approach in handling problem assets.

     In May 1993, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114"). FAS 114 addresses accounting for impairment of certain loans and requires that impaired loans within the scope of FAS 114 be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or be measured at the loan's observable market price or the fair value of its collateral. FAS 114 is effective beginning in 1995. The impact that FAS 114 will have on CoreStates' future results of operations cannot be estimated with certainty at the current time. However, the adoption of FAS 114 is not expected to have a material impact on CoreStates' level of allowance for loan losses.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT

     CoreStates manages its balance sheet to achieve maximum shareholder value within the constraints of a conservative interest rate risk discipline, the maintenance of high credit quality, and sound leverage and liquidity positions. CoreStates' asset and liability management is centralized and individual subsidiaries are managed within the context of overall corporate policies.

     Interest Rate Risk Management - Interest rate risk refers to potential changes in current and future net interest income resulting from changes in interest rates, product spreads and mismatches in the repricing between interest rate sensitive assets and liabilities. CoreStates' management emphasizes stable net interest income throughout rate cycles, with the result that intermediate and longer term considerations take precedence over short-term profitability. This commitment is evidenced by the stability and strength of CoreStates' net interest margin over time, despite significant changes in economic conditions, competition and interest rates. CoreStates' net interest margin has remained consistently above industry averages over the last five years as illustrated in the chart "Net Interest Margin".


Net Interest Margin
- -------------------
Plotting Points for Graph
- -------------------------
(In percent)                              Net interest margin
                                       -------------------------
                                                      Montgomery
                                        CoreStates    Securities
                                        ----------    ----------
  1993                                    5.82%          4.81%
  1992                                    5.61           4.78
  1991                                    5.53           4.40
  1990                                    5.31           4.21
  1989                                    5.09           4.27

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued

     At CoreStates, measurement of interest rate risk focuses on potential changes in net interest income identified through computer simulations against both rising and falling interest rates. Longer term repricing risks are measured and controlled through gap analysis. All measurements of interest rate risk include the impact of off-balance sheet activities. Under CoreStates' policy, rate changes of at least 200 basis points over a six-month period are simulated with rate related negative net interest income volatility over a twelve-month horizon limited to 4% of shareholders' equity. Included in these simulations are all contractual repricing risks, the impact of prepayments in the loan and securities portfolios, potential spread and volume changes on consumer deposits and fluctuations in the value of non-interest bearing funding sources. CoreStates believes that the spread between the prime rate and financial market rates is a function of both interest rates and credit conditions. While changes in the prime spread are included in simulations, only that portion believed to be interest rate related is subject to the policy guidelines.

     As a matter of practice, positions are generally managed to produce significantly lower volatility than policy guidelines would permit. Current simulations show that CoreStates' net interest income volatility over one year due to a 200 basis point change in short-term interest rates is relatively neutral. Reflecting its interest rate risk management philosophy, CoreStates' net interest margin results from strong relationship business profitability rather than a temporarily favorable interest rate environment.

     There are two key elements to CoreStates' interest rate risk. First, is the broad mismatch between the rate sensitivity of the assets and liabilities in its core businesses. Second, is the spread risk between the rates on those products and financial market rates.

     CoreStates carries a large portfolio of prime and other short-term rate related assets generated through its core wholesale and retail businesses. As a regional banking company, CoreStates has a significant funding base of consumer deposits with indefinite maturities and non-contractual rates such as savings, NOW and money market accounts. Traditionally, consumer deposits have had a longer term rate sensitivity; pricing has been relatively stable for long periods and pricing changes lag changes in financial market rates. While this mix of relationship assets and liabilities provides excellent liquidity, it results in considerable interest rate risk. This inherent mismatch (the "relationship gap") of longer term fixed-rate liabilities funding short-term rate sensitive assets would generate significant exposure to declining interest rates if not hedged.

     CoreStates hedges this relationship gap through the use of both on and off-balance sheet discretionary assets and liabilities. The typical offsetting position is created by purchasing fixed-rate investment securities funded by short-term liabilities, and entering into interest rate swaps in which CoreStates receives a fixed rate and pays a variable rate. The following excerpts from the Interest Sensitivity Analysis shown on page 84 demonstrates the basic mismatch of the relationship portfolios and the offsetting discretionary position. The adjustments and the placement of indefinite maturity products within the table reflect the lagged pricing effects of those products, as identified through simulations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued

Selected Interest Sensitivity Balances
- ----------------------------------------
At December 31, 1993
- ----------------------------------------
(in millions)
                                                     Months                   Years
                                          ------------------------  ------------------------
                                            0-3       4-6    7-12     1-2      3-5      >5      Total
                                          -------   ------  ------  -------  -------  ------   -------
Relationship Portfolios:

Total loans.............................  $11,587   $  893  $  846  $ 1,190  $ 1,617  $  230   $16,363
Total consumer
 deposits, net non-
 interest funding.......................    6,707    1,270   1,344    1,893    2,219   2,679    16,112
Adjustments.............................      395     (619)   (318)    (397)  (1,248)  2,187       -0-
                                          -------   ------  ------  -------  -------  ------   -------

  Relationship gap......................    5,275    ( 996)   (816)  (1,100)  (1,850)   (262)      251
                                          -------   ------  ------  -------  -------  ------   -------

Discretionary Portfolios:

Assets..................................    2,299    1,037   1,049    1,238    2,236   1,060     8,919
Liabilities.............................    7,601      131      88      276      365     709     9,170
                                          -------   ------  ------  -------  -------  ------   -------

  Discretionary gap.....................   (5,302)     906     961      962    1,871     351      (251)
                                          -------   ------  ------  -------  -------  ------   -------

  Combined gap..........................  $   (27)  $  (90) $  145  $  (138) $    21  $   89   $   -0-
                                          =======   ======  ======  =======  =======  ======   =======

     The second major element of CoreStates' interest rate risk is the spread risk between product rates and financial market rates. CoreStates simulates the behavior of individual products under various rate scenarios to determine an appropriate investment or funding strategy to provide a stable spread.

     Declining interest rates in 1993 provided the opportunity to reprice consumer savings, NOW and money market accounts. This contributed to a wider net interest margin in 1993 to the extent that these deposit balances funded fixed-rate assets. Assuming a stable rate environment, spreads are expected to narrow as the fixed-rate assets mature and are replaced at market rates. There was also growth in those deposit balances in 1993, increasing the significance of the repricing of those products to net interest income. CoreStates has simulated potential changes in pricing and the resultant impact on deposit volumes under a multitude of rate environments. The key simulation assumptions revolve around the ability to reprice those products if rates fall, and the extent to which balances will be maintained and repricing will lag market rates if rates rise. Recognizing that much of the growth in these products represents a temporary liquidity preference, CoreStates has invested additional balances for a shorter term than for those considered to be more permanent.

     The spread between the prime rate and short-term market rates is also an important component of net interest income. In 1993, that spread averaged well above prior years' experience and, while management does not expect a return to historic levels, some compression of the prime spread is anticipated. CoreStates has approximately $6 billion in loans subject to changes in prime, excluding the credit card portfolio which floats with prime only at higher rate levels.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations:continued

ASSET AND LIABILITY MANAGEMENT - continued

     The low rate environment of 1993 provided refinancing opportunities for many consumers and raised questions concerning the level of prepayment risk in many financial institutions. CoreStates' interest rate risk discipline has been to minimize prepayment risk by selling fixed-rate mortgages as created, and restricting purchases of mortgage related securities to short-term collateralized mortgage obligations, with limited cash flow variability. In 1993, CoreStates completed two transactions in which $207 million in longer term fixed-rate home equity loans were sold and securitized. These securitizations served both CoreStates' customers and shareholders by providing long-term fixed-rate financing to consumers, while reducing both credit and interest rate risk on the balance sheet.


     Off-Balance Sheet Instruments - CoreStates uses off-balance sheet instruments to hedge interest rate risk. Most activities are designed to be a substitute for the fixed rate assets which are necessary to balance the sensitivity of relationship business portfolios.

     CoreStates believes the management of interest rate risk must be balanced with the management of liquidity and capital and, therefore, off-balance sheet instruments are used to hedge interest rate risk and avoid unnecessary leverage and liquidity impairment. The required level of fixed-rate asset sensitivity could be achieved principally with on-balance sheet investment securities. The amount recorded in net interest income related to interest rate swaps was income of $114.7 million in 1993, $122.9 million in 1992 and $68.5 million in 1991. If the alternative approach of on-balance sheet assets were used, it would not materially affect net interest income.

     CoreStates' use of financial futures is concentrated in short-term LIBOR and Eurodollar contracts although longer term contracts are occasionally used to hedge anticipatory transactions. CoreStates uses interest rate swaps in both short and longer term maturities to offset on-balance sheet interest rate risk and, as of December 31, 1993, does not use index amortizing swaps. In addition to its hedging portfolio; CoreStates also offers interest rate swaps as a risk management tool to commercial customers; however, customer transactions represent only 10% of the portfolio and are generally offset with swaps of similar terms. The following table reflects the future repricing schedule of CoreStates' interest rate swap portfolio at December 31, 1993:


Repricing Schedule of Interest Rate Swaps
- -----------------------------------------
At December 31, 1993
- --------------------
(in millions)



                             CoreStates receives                CoreStates pays
                             ---------------                    -------------
                             Notional                           Notional
                              amount          Rate               amount   Rate
                             --------         ----              --------  ----
0-1 year                     $1,126           5.69%             $3,818    3.52%
1-2 years                       691           6.65                 149    6.46
2-3 years                       890           7.31                 230    6.30
3-4 years                       496           6.01                  90    4.59
4-5 years                       401           5.76                  13    6.61
over 5 years                    696           6.23
                             ------                             ------
   Total                     $4,300           6.31%             $4,300    3.80%
                             ======           ====              ======    ====

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued



     In addition to using interest rate swaps to hedge the relationship gap, interest rate swaps have also been used to convert long-term fixed rate debt to a floating rate sensitivity, accounting for most of the swaps maturing beyond five years in the preceding table.

     CoreStates evaluates the credit worthiness of all off-balance sheet counterparties using the same standards applied in any other loan or credit transaction, and credit risk in these positions is centrally managed and controlled by the Credit Policy Group. The current credit exposure in a derivative transaction is the cost to replace the transaction at current market rates, while potential exposure is the estimated cost to replace the transaction at future rates. CoreStates continually monitors both current and potential risk. As of December 31, 1993, the current cost to replace CoreStates' interest rate swap portfolio was $154 million.


Liquidity - Liquidity management allows a financial institution to meet potential cash needs at a reasonable price under various operating conditions. Liquidity comes from a variety of sources: the maturing of short-term assets, readily marketable unpledged securities, and the ability to attract new funds. The ability to securitize or sell other assets, such as loans, also enhances liquidity, as does the structure and stability of existing funding sources.

     CoreStates maintains sufficient liquidity to meet its obligations in a timely and cost-effective manner. Management monitors current and projected cash flows, and adjusts positions as necessary to maintain adequate levels of liquidity. CoreStates emphasizes diversification of funding sources. By using a variety of markets, limiting funds borrowed from a single investor, and staggering maturities, the risk of potential funding pressure is significantly reduced. Management also maintains a detailed liquidity contingency plan designed to adequately respond to situations such as a decline in asset quality or credit ratings, which could lead to liquidity concerns. Management analyzes potential changes in major funding sources during difficult times, the amount of runoff that may be expected, as well as available options to replace those funds. The plan includes specific action steps to be taken in the event of funding disturbances.

     The cornerstone of CoreStates' liquidity position is a sizable and stable base of core deposits acquired through customer relationships. Core deposits are comprised of interest bearing consumer savings products as well as non-interest bearing consumer and commercial deposits. Core deposits averaged 67.4% of assets in 1993 compared to 68.4% in 1992. This decline is a result of increased loan volumes and relatively no growth in core deposits.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued

     Core deposits are supplemented by discretionary funding sources from direct customer contacts in both the domestic and international markets. These sources include large denomination certificates of deposit, deposits in foreign branches as well as federal funds, repurchase agreements, commercial paper and long-term debt. Commercial paper is used primarily to fund Congress, the non-bank commercial finance subsidiary. In addition to commercial paper, Congress is funded through the issuance of medium-term notes and long-term debt. Growth in loans at Congress during 1993 resulted in increases in these funding sources while loan growth in the banking subsidiaries accounted for the growth in other discretionary sources. CoreStates' liquidity is further enhanced by its ability to raise funds in a variety of domestic and international money and capital markets. During 1993, CoreStates issued $375 million in new subordinated long-term debt with maturities of 10 to 12 years.

     Under existing shelf registration statements filed with the Securities and Exchange Commission ("SEC"), CoreStates had debt and capital securities that were registered but unissued of approximately $177 million at December 31, 1993. In February 1994, CoreStates' Board of Directors approved the filing of a shelf registration with the SEC that will, when effective, cover the issuance of a broad range of debt and equity securities that will increase available registered but unissued securities to $1 billion.

     The tables on pages 83 and 85-86 illustrate the maturity characteristics of CoreStates' domestic certificates of deposit over $100 thousand, loan portfolio and investment portfolio, respectively. For information regarding the maturity characteristics of CoreStates' short-term funds borrowed and long-term debt, see notes 10 and 11 to the financial statements.

     Investment Portfolio - Within the context of the policies and practices previously outlined, CoreStates maintains a portfolio of marketable debt securities to contribute to a balanced interest rate risk position and to provide liquidity reserves. Interest rate risk management disciplines require strict matching of interest rate sensitivities and, therefore, CoreStates generally does not consider changes in the market value of individual portfolios as significant to the management of its interest sensitivity. CoreStates generally has both the ability and the intent to hold these securities until maturity.

     In 1993, the Financial Accounting Standards Board issued statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). As a result of adopting FAS 115 on December 31, 1993, CoreStates has reclassified $545 million of investment securities as "Available-for-Sale". These investment securities were marked to fair value, adding $64.8 million after-tax to shareholders' equity as of December 31, 1993. These securities include a bank stock portfolio and other marketable equity securities, as well as certain debt securities which CoreStates foresees as potential candidates for sale prior to maturity.

     CoreStates' Available-for-Sale account guidelines establish a minimum and maximum amount of debt and equity securities which can be carried as Available-for-Sale. The intent of the minimum guideline is to establish an amount of debt securities as Available-for-Sale to meet liquidity and balance sheet management concerns. The maximum is established to protect against capital ratio deterioration, while providing portfolio management flexibility.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

SOURCES AND USES OF FUNDS

     Total assets were $23.7 billion at year-end 1993, substantially unchanged from year-end 1992. However, comparing specific asset categories to year-end 1992 balances reflects recovering loan demand, as loans increased $893 million or 5.8%, and a $122 million, or 4.7%, increase in investment securities, mostly due to the FAS 115 recognition of unrealized net appreciation in Available-for-Sale securities. Time deposits declined $493 million or 27.9%. The increase in loans was primarily due to improved demand across CoreStates' lending products. A $528 million, or 4.9%, decline in interest bearing deposits, principally the result of the September 30, 1993 sale of the five Virgin Islands branches, was offset by growth of $188 million, or 3.2% in demand deposits, an increase of $202 million, or 16.1% in long-term debt, and retained earnings.

     Total assets averaged $22.8 billion in 1993, an increase of $476 million or 2.1% from 1992. Average loans increased $262 million, or 1.7% and average investment securities increased $327 million or 13.9%. As reflected in the chart on Earning Asset Mix, loans comprised 79.5% of CoreStates' average earning assets in 1993, compared to 79.3% in 1992, ending two consecutive years of declining average loan outstandings. Funding for the increase in average assets was provided by non-interest bearing funding sources.

     Earning Asset Mix
     -----------------
     Plotting Points for Graph
     -------------------------
     (Percentage of average earning assets)

                 Earning Asset Mix
         ---------------------------------
          Money    Investment
          Market   Securities     Loans
         -------  -----------  -----------
1993       6.9%       13.6%        79.5%
1992       8.6        12.1         79.3
1991       6.7        10.5         82.8
1990       3.9        10.0         86.1
1989       6.1        12.7         81.2

     The accompanying chart on Funding Mix illustrates that 54.3% of CoreStates' funds were derived from consumer deposits in 1993, compared with 57.8% in 1992. Funding to accommodate current business needs and future growth at non-bank subsidiaries will continue to be supported by the previously discussed SEC shelf registration.

     Funding Mix
     -----------
     Plotting Points for Graph
     -------------------------
     (Percentage of average earnings assets*)

                   Funding Mix
         -------------------------------
           Other      Non-
          Retail    Interest   Interest
         Deposits    Bearing    Bearing
         ---------  ---------  ---------
1993      54.3%      15.6%      30.1%
1992      57.8       13.7       28.5
1991      52.8       24.4       22.8
1990      47.3       31.2       21.5
1989      45.5       31.4       23.1

  * excluding short-term money market investments

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

REVIEW AND ANALYSIS OF EARNINGS

Operating Revenue

     Although operating revenue for 1993 was significantly impacted by the December 1992 EPS transaction and other significant items, CoreStates' operating revenue reflected strong growth in revenues in Wholesale Banking and in fee-based businesses. Excluding EPS related revenues in 1993 and 1992, net gains on investment securities transactions, pre-tax gains of $11.0 million from the Virgin Islands branch sale and $9.1 million on prepayments of long-term debt in 1993, and the $41.1 million pre-tax gain recorded on the December 1992 EPS transaction, operating revenue increased 7.5% for 1993.

     Operating revenue has three major components and, as illustrated on the accompanying chart ("Operating Revenue"), net interest income from loans and investments is the largest component. Net interest income is presented excluding the earnings benefit of balances maintained by commercial customers as compensation for transaction oriented non-credit products.

     The two other components of operating revenue are non-interest income and the previously mentioned earnings benefit of balances maintained as compensation for non-credit products. Net interest income and non-interest income are discussed in further detail on the following pages .



     Operating Revenue
     -----------------
     Plotting Points for Graph
     -------------------------
     (tax equivalent net interest income plus non-interest income-in millions)
                                           Operating Revenue
                                ---------------------------------------
                                   Derived
                       Loan  &      from         Non-
                     Investment   Non-credit   Interest
                      Interest     Balances     Income     Total
                     ----------  -----------   --------   --------
     1993             $1,031.3     $  110.1    $  503.1   $1,644.5
     1992                963.1        121.6       546.5    1,631.2
     1991                988.0        134.0       541.6    1,663.6
     1990                978.7        122.7       412.8    1,514.2
     1989                943.5        116.6       379.3    1,439.4


Net Interest Income

Taxable Equivalent Net Interest Income                                            Percentage
(in millions)                                                                 increase(decrease)
                                                                              ------------------
                                               1993       1992       1991     '93/'92    '92/'91
                                             --------   --------   --------    ------   --------

Total interest income                        $1,510.5   $1,587.4   $2,021.9      (4.8)%   (21.5)%
Tax equivalent adjustment                        23.5       27.6       35.6     (14.9)    (22.5)
                                             --------   --------   --------

Tax equivalent interest income                1,534.0    1,615.0    2,057.5      (5.0)    (21.5)

Total interest expense                          392.6      530.3      935.5     (26.0)    (43.3)
                                             --------   --------   --------

Tax equivalent net interest income           $1,141.4   $1,084.7   $1,122.0       5.2      (3.3)
                                             ========   ========   ========



Interest rate spread                             5.04%      4.65%      4.28%
                                             ========   ========   ========

Net interest margin                              5.82%      5.61%      5.53%
                                             ========   ========     ======

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Net Interest Income - continued

     For analytical purposes, net interest income is adjusted to a taxable equivalent basis to recognize the income from tax exempt assets as if the interest were taxable. Net interest income on a taxable equivalent basis increased $56.7 million, or 5.2% in 1993, following a decrease of $37.3 million, or 3.3% in 1992.

     The increase in net interest income in 1993 principally reflects the impact of a $288 million increase in average interest earning assets. Also contributing to the increase in net interest income were wider interest rate spreads, a $.5 billion increase in non-interest bearing funding sources, the earnings impact of lower levels of non-performing loans and cash basis interest received on non-performing loans. The interest rate spread increased in 1993 mostly due to a decline in the rates paid on domestic deposits of 105 basis points, while the rates earned on domestic loans decreased 39 basis points.

     The decrease in net interest income for 1992 was the result of reduced domestic loan volume. On average, domestic loans decreased $1.5 billion from 1991, mostly due to the $1 billion October 1991 credit card sale and the $300 million May 1992 consumer installment loan sale. Partially offsetting the decline in interest income attributable to lower domestic loan volume was the impact of a $.7 billion increase in non-interest bearing funding sources.

     The net interest margin is a key measure of net interest income performance. It represents the difference between tax equivalent interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets.

     The net interest margin increased 21 basis points in 1993 to 5.82%. This increase was principally related to improved interest rate spreads which resulted from the continued decline of interest rates in 1993 and from the shift in funding mix to lower cost funding. The migration of consumer deposits from certificates of deposit to more liquid and less costly deposit products contributed to the reduction in 1993 funding costs. The low rate environment in 1993 also provided CoreStates with the opportunity to reprice these deposit products at lower rates and to refinance $325 million in long-term debt.

     For further detailed information regarding average balances, yields and costs, see the consolidated average balance sheet on pages 71-74, and the rate/volume analysis on page 78.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued


Non-Interest Income
                                                                          Percentage
(in millions)                                                         increase(decrease)
                                                                      --------------------
                                            1993      1992     1991   '93/'92      '92/'91
                                         -------    ------   ------    ------       ------
Basic banking transactional
  services(1)                            $ 381.2    $349.4   $323.0       9.1%         8.2%
EPS related revenues (2)                    13.2      92.5    101.6     (85.7)        (9.0)
Securities gains (losses)                   15.7      13.4    (17.5)
Other non-interest income                   93.0(3)   91.2(4) 134.5(5)    2.0        (32.2)
                                         -------    ------   ------
Total non-interest income                $ 503.1    $546.5   $541.6      (7.9)          .9
                                         =======    ======   ======
- -------------------------------------------------------------------------------------------

(1) Comprised of debit and credit card fees, service charges on deposit accounts, trust income, and fees for international services.
(2) Includes EPS joint venture preferred dividends and CoreStates' share in the net income of the EPS joint venture in 1993, and for 1992 and 1991, MAC and POS revenues, the businesses contributed to the joint venture in December 1992.
(3)  Includes pre-tax gains of $11.0 million recorded on the sale of five
     Virgin Islands branches and $9.1 million on prepayments of long-term debt.
(4)  Includes a $41.1 million pre-tax gain recorded on the EPS transaction.
(5) Includes an $86.6 million pre-tax gain recorded on the sale of approximately $1 billion of credit card receivables.

     While reported total non-interest income decreased $43.4 million or 7.9% in 1993, following an increase of $4.9 million, or .9% in 1992, total non-interest income in 1993 excluding unusual and significant items increased more than 13% over 1992. Comparability between 1993 and 1992 was affected by the following items: the $11.0 million gain on the sale of five Virgin Islands branches in 1993; gains of $9.1 million on prepayments of long-term debt in 1993; securities gains; and the December 1992 restructuring of CoreStates' MAC and POS consumer electronic payment business into EPS. As a result of the EPS restructuring, CoreStates' Statement of Income in 1993 reflects a significant decline in debit and credit card fees and includes $13.2 million, reflecting EPS' preferred stock dividends and CoreStates' 31% equity share in the net income of the EPS joint venture. For analytical purposes, fees generated by the MAC and POS businesses have been reclassified from the debit and credit card fee category in the preceding table in 1992 and 1991. POS and MAC revenues in 1993 were recorded by EPS. Included in other non-interest income in 1993 was $17.5 million of fees earned by Financial Telesis, a third-party provider of lockbox processing and data management services, which was acquired by CoreStates on December 31, 1992. Other non-interest income in 1992 included the $41.1 million pre-tax gain recorded on the EPS transaction. Excluding the impact of securities gains and losses, EPS related revenues and the $86.6 million pre-tax gain recorded on the October 1991 credit card sale, total non-interest income in 1992 increased more than 7% over 1991.

     CoreStates recorded net securities gains of $15.7 million in 1993 and $13.4 million in 1992, compared with net securities losses of $17.5 million in 1991. Investment securities gains for 1993 included $12.8 million on sales of domestic equity securities and $8.6 million on sales of foreign equity securities, partially offset by $6.1 million for partial writedowns of foreign equity securities. Investment securities gains for 1992 included $3.6 million of gains recorded on sales of certain investments acquired with First Peoples Corporation in September 1992, $5.3 million of gains recorded on the partial sale of a foreign equity investment, and $1.7 million of gains recorded on sales of certain investments in a portfolio of bank stocks. Included in 1991 securities losses were $22.8 million of pre-tax write-downs taken against the portfolio of bank stocks.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Non-Interest Income - continued

     Income from basic banking transactional services increased 9.1% in 1993, following growth of 8.2% in 1992. Service charges on deposits continued to be the most significant contributor to the growth, increasing $17.9 million, or 12.6%, in 1993 and $22.1 million, or 18.3% in 1992. The components of basic banking transactional services are discussed in detail below.

     . Service charges on deposit accounts, paid in fees, increased $17.9 million, or 12.6%, in 1993 and $22.1 million, or 18.3%, in 1992 reflecting added volume and many commercial and correspondent customers' decisions to pay fees for banking services in place of maintaining deposit balances. After adding the value of service charges paid through the maintenance of deposit balances by commercial and correspondent customers, which is included in net interest income, total service charge compensation for 1993 was $270.7 million, up $6.4 million, or 2.4%, from 1992. The benefit derived from deposit balances maintained by commercial and correspondent customers decreased $12.5 million from 1992 due to the decline in the value of maintaining balances in the lower 1993 interest rate environment. Total service charge compensation on this basis for 1992 was $264.3 million, an increase of $9.7 million or 3.8% over 1991.

     . Fees for international services increased $8.2 million, or 13.6%, in 1993, as compared with an increase of $13.0 million, or 27.4%, in 1992. The high growth in revenues for 1993 was principally due to increased volume from new branch offices opened over the past year. The prior period increase was primarily related to product volume growth for traditional cash management products including: funds transfer; trade payment services; and reimbursement collection services. International non-credit product volume growth, particularly foreign exchange fees, continued to be responsible for high gross revenue increases in 1993 and 1992.

     . Trust income increased $4.5 million, or 5.0%, in 1993 following a slight decline of $.6 million, or .7%, in 1992. Growth in assets and related fees in the Personal Trust, Investment Services, and Employee Benefit areas contributed to 1993 fee growth. The decline in 1992 trust income was principally attributable to the loss of several large customers and the impact of lower interest rates.

     . Debit and credit card fees increased $1.2 million, or 2.0% in 1993, following a decrease of $8.0 million, or 12.4%, in 1992. For analytical purposes, fees generated by the MAC and POS businesses, which were contributed to the EPS joint venture in December 1992, have been reclassfied from the debit and credit card fee category in the table on page 34 in 1992 and 1991. Credit card fees were up $.9 million, or 3.4%, for 1993 following a decline of $14.1 million, or 36.2%, for 1992. The 1992 decline was mostly due to the sale of approximately 560,000 accounts in the fourth quarter of 1991. At year-end 1993, CoreStates' credit card portfolio included approximately 575,000 active accounts, compared to 546,000 active accounts at year-end 1992. Merchant processing services fees in 1993 were level with 1992, following growth of $3.1 million or 21.2% in 1992.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Non-Interest Income - continued

     Other operating income, including gains on trading account securities and other gains, increased $1.8 million in 1993, following a decrease of $43.3 million in 1992. Other operating income in 1993 included pre-tax gains of $11.0 million on the Virgin Islands branch sale and $9.1 million on prepayments of long-term debt, and $17.5 million of fees earned by Financial Telesis. Other operating income in 1992 included the $41.1 million pre-tax gain recorded on the EPS transaction, while 1991 included the $86.6 million pre-tax gain recorded on the sale of credit cards. Gains on trading account securities were $2.3 million in 1993, as compared with $1.8 million in 1992 and $2.6 million in 1991.



Non-Financial Expenses                                            Percentage
(in millions)                                                  increase(decrease)
                                                              ---------------------
                                  1993      1992      1991       '93/'92   '92/'91
                                --------  --------  --------      ------    ------
Salaries, wages and benefits    $  535.9  $  537.8  $  522.8         (.4)%     2.9%
Net occupancy expense               99.5      96.8     104.7         2.8      (7.5)
Equipment expense                   63.5      72.0      72.9       (11.8)     (1.2)
Other operating expenses           334.5     388.0     395.7       (13.8)     (1.9)
                                --------  --------  --------

Total non-financial
  expenses                      $1,033.4  $1,094.6  $1,096.1        (5.6)      (.1)
                                ========  ========  ========

     While reported total non-financial expenses in 1993 of $1,033.4 million reflected a decrease of 5.6% from 1992, excluding significant and unusual items as noted below for both years, non-financial expenses for 1993 increased less than 6% over 1992. Expenses incurred by Financial Telesis in 1993 accounted for one-third, or 2%, of the increase over 1992. Comparability of 1993 and 1992 total non-financial expenses is affected by certain significant expenses recorded in each year. In 1993, total non-financial expenses included: a $10.0 million restructuring charge related to the formation of Transys; and $12.1 million for write-downs against other real estate owned. In 1992, total non-financial expenses included: $16.2 million for systems enhancements and operations consolidations; $21.3 million for write-downs against other real estate owned $7.4 million of expenses associated with personnel related initiatives; and $4.5 million for streamlining business operations. Comparability of 1993 and 1992 is also impacted by the formation of EPS, as total non-financial expenses for 1992 included eleven months of expenses related to the MAC and POS businesses which were contributed to EPS in December 1992.

     Comparability for 1992 and 1991 is also affected by the significant 1992 operating costs, as described above, by the EPS transaction, as an additional month's expenses for MAC and POS would have added approximately $8.6 million to 1992 non-financial expenses, and by several significant expenses recorded in 1991. In 1991, non-financial expenses included the following items: $29.3 million of write-offs against other real estate owned; and $27.1 million associated with the costs of systems enhancements and conversions, streamlining business operations, and write-downs of certain assets no longer required in the streamlined operations. Excluding these items for both years, non-financial expenses for 1992 were approximately level with 1991.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Non-Financial Expenses:  continued


     Salaries, wages and benefits decreased .4% in 1993, compared to an increase of 2.9% in 1992. The decrease in 1993 salary expense was principally attributable to the transfer of employees in the MAC and POS businesses to EPS, partially offset by an increase in employee related expenses of $11.7 million due to the acquisition of Financial Telesis. The increase in 1992 was attributable to the $9.1 million impact of adopting FAS 106 in that year, and recording $7.4 million of expenses associated with personnel related initiatives, including a fourth quarter stock distribution making all employees with service of one year or longer shareholders. The number of full-time equivalent employees at December 31, 1993, 1992 and 1991 was: 13,715; 13,782; and 13,997, respectively.

     Net occupancy expense increased 2.8% in 1993, compared to a decline of 7.5% in 1992. Equipment expenses declined 11.8% in 1993, compared to a decline of 1.2% in 1992. The decline in combined 1993 net occupancy and equipment expense was primarily due to the formation of the EPS joint venture. The 1992 declines were mostly due to the costs recorded in 1991 associated with streamlining business operations and the May 1992 sale of Signal assets.

     Other operating expenses declined 13.8% in 1993. Comparability of 1993 and 1992 other operating expenses is affected by the formation of EPS and certain significant expenses recorded in each year. The decline in 1993 is principally attributable to $45.4 million of MAC and POS expenses recorded in 1992, partially offset by: a $10.0 million restructuring charge for Transys; $4.2 million of expenses recorded by Financial Telesis; and $12.1 million in write-downs against other real estate owned. Other operating expenses in 1992 included: $16.2 million for systems enhancements and operations consolidations; $21.3 million for write-downs against other real estate owned; and $4.5 million for streamlining business operations. Excluding the impact of these items for both years, other operating expenses increased less than 3% in 1993.

     Other operating expenses in 1992 declined 1.9%. Much of the decline was due to significant expenses recorded in 1991, including the following items:
$34.3 million in acquisition-related operating costs; $29.3 million of write-offs against other real estate owned; and $18.5 million associated with the costs of systems enhancements and conversions, streamlining business operations, and write-downs of certain assets no longer required in the streamlined operations. Excluding the impact of these items for both years, other operating expenses increased less than 1% over 1991.



Provision for Income Taxes

     The provision for income taxes was $159.7 million in 1993 compared to $127.3 million in 1992 and $113.6 million in 1991. The $32.4 million increase in total tax expense for 1993 was primarily the result of a $97.9 million increase in pre-tax income and higher income at subsidiaries subject to state income tax. The provision for income taxes for 1993, 1992 and 1991 were at effective rates of 32.7%, 32.7% and 33.3%, respectively. The impacts of the 1% retroactive increase in the 1993 Federal corporate tax rate, higher state tax expense and lower tax exempt income were offset by the FAS 109 revaluation of CoreStates' net deferred tax asset, reflecting the increased Federal tax rate and a higher dividends received deduction.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER
FINANCIAL REPORTING

Financial Statements

     CoreStates Financial Corp is responsible for the preparation, integrity, and fair presentation of its published financial statements as of December 31, 1993, and the year then ended. The consolidated financial statements of CoreStates Financial Corp have been prepared in accordance with generally accepted accounting principles and, as such, include some amounts that are based on judgements and estimates of management.

Internal Controls over Financial Reporting

     Management is responsible for establishing and maintaining an effective internal control structure over financial reporting. The system contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

     There are inherent limitations in the effectiveness of any system of internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even an effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time.

     Management assessed CoreStates Financial Corp's internal control structure over financial reporting as of December 31, 1993. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1993.



/s/ David C. Carney
Chief Financial Officer



/s/ Terrence A. Larsen
Chairman and Chief Executive Officer

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

INDEPENDENT ACCOUNTANT'S REPORT

The Board of Directors and Shareholders
CoreStates Financial Corp

     We have examined management's assertion that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1993 included in the accompanying Management's Report on Internal Controls over Financial Reporting, insofar as management's assertion relates to the internal control structure over the annual financial reporting in the 1993 consolidated financial statements of CoreStates Financial Corp.

     Over examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

     Because of inherent limitations in any internal control structure, errors or irregularities may occur and not be detected. Also, projections of any evaluation of the internal control structure over financial reporting to future periods are subject to the risk that the internal control structure may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

     In our opinion, management's assertion that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1993, insofar as management's assertion relates to the internal control structure over the annual financial reporting in the 1993 consolidated financial statements of CoreStates Financial Corp, is fairly stated, in all material respects, based upon the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.



/s/Ernst & Young


Philadelphia, Pennsylvania
March 15, 1994

CORESTATES FINANCIAL CORP AND SUBSIDIARIES

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
CoreStates Financial Corp

     We have audited the accompanying consolidated balance sheets of CoreStates Financial Corp as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CoreStates Financial Corp at December 31, 1993 and 1992, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, in 1993 the Company changed its methods of accounting for certain investments in debt and equity securities and for postemployment benefits, and in 1992 the Company changed its method of accounting for income taxes and for postretirement benefits other than pensions.



/s/Ernst & Young


Philadelphia, Pennsylvania
February 1, 1994

CoreStates Financial Corp
 and Subsidiaries

CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share amounts)


                                      Year Ended December 31,
                                ------------------------------------
INTEREST INCOME                    1993         1992         1991
                                ----------   ----------   ----------
Interest and fees on loans:
  Taxable income...........     $1,283,310   $1,320,409   $1,718,041
  Tax exempt income........         25,431       31,755       41,198
Interest on investment
 securities:
  Taxable income...........        138,033      146,731      148,166
  Tax exempt income........         18,208       21,982       27,983
Interest on time deposits
 in banks..................         43,049       55,635       73,132
Interest on Federal funds
 sold, securities purchased
  under agreements to
   resell and other........          2,480       10,848       13,337
                                ----------   ----------   ----------
          Total interest
           income..........      1,510,511    1,587,360    2,021,857
                                ----------   ----------   ----------

INTEREST EXPENSE
Interest on deposits:
  Domestic savings.........         95,048      158,571      244,373
  Domestic time (Note 9)...        153,301      215,956      368,095
  Overseas branches and
   subsidiaries............         18,248       28,319       76,929
                                ----------   ----------   ----------
          Total interest
           on deposits.....        266,597      402,846      689,397
Interest on short-term
 funds borrowed (Note 10)..         64,441       56,709      164,009
Interest on long-term debt
 (Note 11).................         61,572       70,759       82,058
                                ----------   ----------   ----------
          Total interest
           expense.........        392,610      530,314      935,464
                                ----------   ----------   ----------
          Net interest
           income..........      1,117,901    1,057,046    1,086,393
Provision for losses on
 loans (Note 7)............        100,000      119,300      190,601
                                ----------   ----------   ----------
          Net interest
           income after
           provision for
             losses on
              loans........      1,017,901      937,746      895,792
                                ----------   ----------   ----------

NON-INTEREST INCOME
Service charges on deposit
 accounts..................        160,578      142,672      120,602
Trust income...............         94,294       89,833       90,482
Fees for international
 services..................         68,447       60,247       47,275
Debit and credit card fees.         57,835      149,154      166,231
Income from investment in
 EPS, Inc. (Note 20).......         13,159
Gains on trading account
 securities................          2,254        1,836        2,613
Securities gains (losses)
 (Note 5)..................         15,699       13,407      (17,546)
Other gains (Notes 6 and
 20).......................         11,000       41,072       86,609
Other operating income.....         79,789       48,288       45,380
                                ----------   ----------   ----------
          Total
           non-interest
           income..........        503,055      546,509      541,646
                                ----------   ----------   ----------

NON-FINANCIAL EXPENSES
Salaries, wages and
 benefits (Notes 12 and 13)        535,939      537,755      522,828
Net occupancy (Notes 8 and
 14).......................         99,511       96,751      104,667
Equipment expenses (Note 8)         63,491       72,042       72,915
Other operating expenses
 (Note 16).................        334,434      388,043      395,709
                                ----------   ----------   ----------
          Total
           non-financial
           expenses........      1,033,375    1,094,591    1,096,119
                                ----------   ----------   ----------

INCOME BEFORE INCOME TAXES.        487,581      389,664      341,319
Provision for income taxes
 (Note 16).................        159,654      127,260      113,573
                                ----------   ----------   ----------
INCOME BEFORE CUMULATIVE
 EFFECT OF A CHANGE IN
   ACCOUNTING PRINCIPLE....        327,927      262,404      227,746
Cumulative effect of a
 change in accounting
   principle, net of
    income tax benefits of
    $7,005 in
   1993 and $41,720 in
    1992 (Note 12).........        (13,010)     (80,986)
                                ----------   ----------   ----------
NET INCOME.................     $  314,917   $  181,418   $  227,746
                                ==========   ==========   ==========

PER COMMON SHARE DATA
 (Based on weighted average
  shares outstanding of
   117.319 million in 1993,
  115.600 million in 1992
   and 113.624 million in
   1991)
Income before cumulative
 effect of a change in
   accounting principle....          $2.80        $2.27        $2.00
                                ==========   ==========   ==========
Net Income.................          $2.69        $1.57        $2.00
                                ==========   ==========   ==========
Cash dividends declared....          $1.14        $1.02        $0.97
                                ==========   ==========   ==========

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries

CONSOLIDATED BALANCE SHEET
(in thousands)
                                                                 December 31,
                                                          -------------------------
                                                              1993          1992
                                                          -----------   -----------
ASSETS
Cash and due from banks (Note 4)........................  $ 2,362,630   $ 2,302,137
Time deposits, principally Eurodollars..................    1,273,373     1,766,727
Investment securities (market value:
 1993-$2,760,608;
  1992-$2,700,897) (Note 5).............................    2,731,771     2,610,191
Total loans, net of unearned discounts of
  $117,293 in 1993 and $161,070 in 1992 (Note 6)........   16,362,785    15,469,571
  Less: Allowance for loan losses (Note 7)..............     (347,547)     (322,483)
                                                          -----------   -----------
          Net loans.....................................   16,015,238    15,147,088
Federal funds sold and securities purchased under
  agreements to resell..................................        3,027       105,490
Trading account securities..............................        6,393         2,796
Due from customers on acceptances.......................      331,411       632,564
Premises and equipment (Note 8).........................      353,584       343,140
Other assets (Note 20)..................................      588,134       788,965
                                                          -----------   -----------
          Total assets..................................  $23,665,561   $23,699,098
                                                          ===========   ===========
LIABILITIES
Deposits:
  Domestic:
    Non-interest bearing................................  $ 6,008,016   $ 5,820,098
    Interest bearing (Note 9)...........................   10,148,185    10,675,906
  Overseas branches and subsidiaries (Note 9)...........      796,902       766,119
                                                          -----------   -----------
          Total deposits................................   16,953,103    17,262,123
Short-term funds borrowed (Note 10).....................    1,836,409     1,778,042
Bank acceptances outstanding............................      336,357       635,132
Other liabilities (Note 12).............................    1,125,175     1,066,956
Long-term debt (Note 11)................................    1,455,036     1,253,359
                                                          -----------   -----------
          Total liabilities.............................   21,706,080    21,995,612
                                                          -----------   -----------

COMMITMENTS AND CONTINGENT LIABILITIES (Note 15)

SHAREHOLDERS' EQUITY (Notes 11, 13 and 19)
Common stock: $1 par value; authorized 200.0 million
  shares; issued 117.9 million shares in 1993 and
  117.0 million shares in 1992 (including treasury
  shares of .4 million in 1993 and .2 million in 1992)..    1,959,481     1,703,486
                                                          -----------   -----------
          Total shareholders' equity....................    1,959,481     1,703,486
                                                          -----------   -----------
          Total liabilities and shareholders'
           equity.......................................  $23,665,561   $23,699,098
                                                          ===========   ===========

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries


CONSOLIDATED STATEMENT OF
 CHANGES IN SHAREHOLDERS'
 EQUITY
(in thousands)                 Common         Capital       Retained      Treasury
                                stock         surplus       earnings       stock          Total
                             ------------   ------------   ------------   ---------   -----------
Balances at December 31,
 1990......................     $  57,322       $510,161     $  899,973    $(23,815)  $1,443,641
Net income.................                                     227,746                  227,746
Net change in unrealized
 loss on marketable equity
  securities, net of tax
   (Note 5)................                                      21,390                   21,390
Treasury shares acquired
 (73 shares)...............                                                  (3,051)      (3,051)
Common stock issued under
 employee benefit
  plans (397 shares).......             4            881         (3,038)     14,670       12,517
Common stock issued under
 dividend reinvestment
  plan (120 shares)........                          549                      4,485        5,034
Foreign currency
 translation adjustments...                                         674                      674
Common dividends declared..                                    (109,479)                (109,479)
                                ---------       --------     ----------   ---------   ----------
Balances at December 31,
 1991......................        57,326        511,591      1,037,266      (7,711)   1,598,472

Net income.................                                     181,418                  181,418
Net change in unrealized
 gain in marketable
  equity securities, net
   of tax (Note 5).........                                         236                      236
Treasury shares acquired
 (30 shares)...............                                                  (1,480)      (1,480)
Common stock issued under
 employee benefit
  plans (944 shares).......           918         27,262            (79)        777       28,878
Common stock issued under
 dividend reinvestment
  plan (390 shares)........           279         13,030                      4,288       17,597
Conversion of subordinated
 debt......................                                         (45)        245          200
Foreign currency
 translation adjustments...                                      (4,384)                  (4,384)
Common dividends declared..                                    (117,451)                (117,451)
                                ---------       --------     ----------   ---------   ----------
Balances at December 31,
 1992......................        58,523        551,883      1,096,961      (3,881)   1,703,486

Net income.................                                     314,917                  314,917
Issuance of shares in
 connection with a 100%
 common
  stock dividend...........        58,929        (58,929)
Net unrealized gain on
 investments
 available-for-sale,
  net of tax (Note 5)......                                      64,845                   64,845
Acquisition of Inter
 Community Bancorp (Note 2)                                        (213)     17,459       17,246
Treasury shares acquired
 (1,060 shares)............                                                 (28,734)     (28,734)
Common stock issued under
 employee benefit
  plans (536 shares).......           268          9,604         (1,421)      4,156       12,607
Common stock issued under
 dividend reinvestment
  plan (276 shares)........           138          7,433           (101)      3,181       10,651
Foreign currency
 translation adjustments...                                      (1,758)                 ( 1,758)
Common dividends declared..                                    (133,779                 (133,779)
                                ---------       --------     ----------   ---------   ----------
Balances at December 31,
 1993......................     $ 117,858       $509,991     $1,339,451    $ (7,819)  $1,959,481
                                =========       ========     ==========   =========   ==========

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries

CONSOLIDATED STATEMENT OF
 CASH FLOWS  (in thousands)

                                                                      Year Ended December 31,
                                                             ----------------------------------------
                                                                1993           1992           1991
                                                           ----------      ---------       ----------
OPERATING ACTIVITIES
 Net income..................................              $    314,917    $   181,418   $    227,746
 Adjustments to reconcile net income to net
   cash provided by operating activities:
     Cumulative effect of a change in
       accounting principle (Note 12)........                    13,010         80,986
     Provision for losses on loans...........                   100,000        119,300        190,601
     Depreciation and amortization...........                    60,368         80,440         99,331
     Deferred income tax expense (benefit)...                   (17,861)        29,545         43,695
     Securities (gains) losses (Note 5)                         (15,699)       (13,407)        17,546
     Other gains (Notes 6 and 20)............                   (11,000)       (41,072)       (86,609)
     Increase in due to factored clients.....                   147,072          1,923         12,976


     Proceeds from contribution of assets
       to EPS joint venture (Note 20)........                                   79,350
     Decrease in interest receivable.........                       862         34,907         50,373
     Decrease in interest payable............                    (3,282)       (54,243)       (50,909)
     Other...................................                    60,720         90,373         46,901
                                                           ------------    -----------     ----------
 NET CASH PROVIDED BY OPERATING ACTIVITIES...                   649,107        589,520        551,651
                                                           ------------    -----------     ----------
INVESTING ACTIVITIES
 Net (increase) decrease in loans (Note 6)...                (1,207,432)         4,674        495,900
 Proceeds from sales of loans (Note 6).......                   518,103        316,876      1,290,264
 Loans originated or acquired-non-bank
   subsidiaries..............................               (24,712,336)   (16,561,468)  $(11,675,599)
 Principal collected on loans-non-bank
   subsidiaries..............................                24,411,312     16,364,389     11,563,639
 Net (increase) decrease in time deposits,
   principally Eurodollars...................                   493,354       (175,463)      (445,574)
 Purchases of investment securities..........                (1,677,635)    (1,496,900)    (1,018,184)
 Proceeds from sales of investment
   securities (Note 5).......................                   368,259        192,911        236,018
 Proceeds from maturities of investment
   securities................................                 1,360,810        972,624        597,521
 Net (increase) decrease in Federal funds
   sold and securities purchased under
    agreements to resell.....................                   102,463         58,010         (9,426)
 Purchases of premises and equipment.........                  (102,540)       (41,832)       (72,064)
 Proceeds from sales and paydowns on other
   real estate owned.........................                    36,256         41,152         13,614
 Other.......................................                     3,878         14,445        (86,416)
                                                           ------------    -----------   ------------
   NET CASH PROVIDED BY (USED IN) INVESTING
     ACTIVITIES..............................                  (405,508)      (310,582)       889,693
                                                           ------------    -----------   ------------
FINANCING ACTIVITIES
 Net increase (decrease) in deposits.........                  (309,020)       274,133       (542,513)
 Long-term debt issued (Note 11).............                   886,371        297,550        626,145
 Retirement of long-term debt................                  (683,266)      (198,130)      (258,500)
 Net increase (decrease) in short-term
   funds borrowed............................                    58,367       (165,733)    (1,571,466)
 Cash dividends paid.........................                  (130,082)      (113,335)      (108,188)
 Other.......................................                    (5,476)        44,995         14,500
                                                           ------------    -----------   ------------
   NET CASH PROVIDED BY (USED IN) FINANCING
     ACTIVITIES..............................                  (183,106)       139,480     (1,840,022)
                                                           ------------    -----------   ------------
  INCREASE (DECREASE) IN CASH AND DUE FROM
     BANKS...................................                    60,493        418,418       (398,678)
   Cash and due from banks at January 1,.....                 2,302,137      1,883,719      2,282,397
                                                           ------------    -----------   ------------
 CASH AND DUE FROM BANKS AT DECEMBER 31,.....              $  2,362,630    $ 2,302,137   $  1,883,719
                                                           ============    ===========   ============

SUPPLEMENTAL DISCLOSURE OF
CASH FLOW INFORMATION
Cash paid during the year for:
  Interest...................................              $    395,892    $   584,557   $    986,408
                                                           ============    ===========   ============
  Income taxes...............................              $    160,116    $   117,452   $     41,343
                                                           ============    ===========   ============

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of CoreStates Financial Corp ("the Corporation") and all of its subsidiaries, including:
CoreStates Bank, N.A. ("CBNA"); New Jersey National Bank ("NJNB"); and CoreStates Bank of Delaware, N.A. ("CBD"). All material intercompany transactions have been eliminated. Certain amounts in prior years have been reclassified for comparative purposes.

All common shares outstanding and per common share data have been restated to reflect the impact of the Corporation's 100% stock dividend declared on August 17, 1993, and paid on October 15, 1993 to shareholders of record on September 15, 1993 ("the Stock Dividend"). An amount equal to the par value of the shares issued in connection with the Stock Dividend was transferred from capital surplus to common stock.

At the annual shareholders' meeting on April 20, 1993, an increase in the number of authorized shares of common stock from 80,000,000 to 200,000,000 was approved.

Changes in accounting principles

Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"). FAS 112 established the accounting requirements for benefits provided to former or inactive employees after employment but before retirement. FAS 112 requires that employers accrue the costs associated with providing benefits, such as salary and benefit continuation under disability plans, when payment of the benefits is probable and the amount of the obligation can be reasonably estimated. The Corporation recognized the January 1, 1993 FAS 112 transitional liability of $20,015, $13,010 after-tax or $.11 per share, as the cumulative effect of a change in accounting principle.

Effective December 31, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). FAS 115 established the accounting and reporting requirements for investments in equity securities that have readily determinable fair values and for all investments in debt securities. All affected investment securities must be classified as either held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are carried at amortized cost basis. Trading securities are carried at fair value with unrealized holding gains and losses reported in the income statement. Available-for-sale securities are carried at fair value with unrealized holding gains and losses reported as a component of shareholders' equity. As a result of adopting FAS 115, securities with an original carrying value of $544,507 were classified as available-for-sale at December 31, 1993 and were written up to their aggregate fair value of $644,269. After the related tax effects, shareholders' equity at December 31, 1993 was increased by $64,845 to reflect the write-up of these securities to fair value.

Effective January 1, 1992, the Corporation adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106"). FAS 106 requires that employers accrue the costs associated with providing postretirement benefits during the active service periods of employees. As permitted under FAS 106, the Corporation elected to immediately recognize the January 1, 1992 transitional liability of $122,706, $80,986 after-tax or $.70 per share, as the cumulative effect of a change in accounting principle.

Income taxes

In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). In the first quarter of 1992 the Corporation retroactively adopted FAS 109 as of January 1, 1987. Under the asset and liability method provided for by FAS 109, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Corporation and its subsidiaries file a consolidated Federal income tax return.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:   Continued

Investment securities

Held-to-maturity securities are carried at cost adjusted for amortization of premiums and accretion of discounts, both computed on the interest method. Held-to-maturity securities primarily consist of debt securities. The Corporation has both the ability and positive intent to hold these securities until maturity. Trading account securities are carried at market values. Gains on trading account securities include both realized and unrealized gains and losses on the portfolio.

Debt securities not classified as held-to-maturity or trading and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of shareholders' equity. The accumulated net unrealized gain on available-for-sale securities included in retained earnings was $64,845 at December 31, 1993.

The adjusted cost of a specific certificate sold is the basis for determining realized securities gains and losses as included in the consolidated statement of income in "non-interest income".

Interest and dividends on investment securities are recognized as income when earned.

Loans

Interest on commercial loans is recognized on the daily principal amounts outstanding. Loan fees are generally considered as adjustments of interest rate yields and are amortized into interest income on loans over the terms of the related loans. Interest on installment loans is principally recognized on the interest method.

Commercial loans are placed on a non-accrual status, generally recognizing interest as income when received, when, in the opinion of management, the collectibility of principal or interest becomes doubtful. The deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation. In those cases where collection of principal is in doubt, additions are made to the allowance for loan losses.

Allowance for loan losses

The allowance for loan losses is based on management's evaluation of the effects on the loan portfolio of current economic and political conditions and other pertinent indicators. Activities in foreign countries may involve special risks not normally a part of domestic operations. Credit review personnel and senior officers evaluate the loan portfolio by determining the net realizable value of collateral and the financial strength of borrowers. Installment and credit card loans are evaluated largely on the basis of delinquency data because of the number of such loans and the relatively small size of each individual loan.

Additions to the allowance arise from the provision for loan losses charged to operations or from the recovery of amounts previously charged off. Loan charge-offs reduce the allowance. Loans are charged off when there has been permanent impairment of the related carrying values.

Premises and equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization is computed, generally, on the straight-line method at rates based on the following range of lives: buildings - 10 to 45 years; equipment - 3 to 12 years; and leasehold improvements - 3 to 15 years.

Retirement plans

The Corporation maintains a non-contributory defined benefit pension plan for substantially all employees. Benefits are primarily based on the employee's years of credited service, average annual salary and primary social security benefit, as defined in the plan. It is the Corporation's policy to fund the plan on a current basis to the extent deductible under existing tax regulations.

The Corporation provides certain postretirement health care and life insurance benefits for retired employees. In order to participate in the health care plan, an employee must retire with at least 10 years of service. The postretirement health care plan is contributory, with retiree contributions based on years of service. It is the Corporation's policy to fund the health care plan on a current basis to the extent deductible under existing tax regulations.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: Continued

International operations

Forward exchange contracts are valued at current rates of exchange. Gains or losses on forward exchange contracts intended to hedge an identifiable foreign currency commitment are deferred and included in the measurement of the related foreign currency transaction. All other gains or losses on forward exchange contracts are included in the consolidated statement of income.

Currency gains and losses in connection with foreign loans and deposit contract transactions, which are included in interest income and expenses, are recognized pro rata over the contract terms. Foreign currency translation adjustments are recorded directly to retained earnings. The cumulative foreign currency translation gain (loss) was $(1,623), $135 and $4,519 at December 31, 1993, 1992 and 1991, respectively.

Interest rate contracts

The Corporation uses various interest rate contracts such as, interest rate swaps, futures, forward rate agreements, caps and floors, primarily as hedges against specific assets, liabilities or anticipated transactions and to provide for the needs of its customers. For contracts designated as hedges, gains or losses are deferred and recognized as adjustments to interest income or expense of the underlying assets or liabilities. Gains or losses resulting from early terminations of contracts are deferred and amortized over the remaining term of the underlying assets or liabilities. Any fees received or disbursed which represent adjustments to the yield on interest rate contracts are capitalized and amortized over the term of the interest rate contracts. Other contracts are valued at market with gains or losses included in the consolidated income statement.

Cash dividends declared per share

Cash dividends declared per share for the periods prior to the acquisition of First Peoples Financial Corporation on September 3, 1992 assume that the Corporation would have declared cash dividends equal to the cash dividends per share actually declared by the Corporation.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

2.  ACQUISITIONS AND PROPOSED ACQUISITIONS

On December 17, 1993, the Corporation purchased Inter Community Bancorp ("Inter Community"), a New Jersey bank holding company with $133 million in assets and $110 million in deposits at the time of the acquisition. As a result of this acquisition, 640 thousand shares of the Corporation's common stock was issued. The transaction had a total value of approximately $17 million and was accounted for under the purchase accounting method. Accordingly, the results of operations of Inter Community have been included with the Corporation since the date of acquisition.

In December 1993, the Corporation announced a definitive agreement to purchase privately held Rittenhouse Financial Services, Inc. and the $35 million asset Rittenhouse Trust Company ("Rittenhouse") in a transaction involving the issuance of $55 million in equivalent Corporation common shares at closing. The Corporation plans to purchase these shares in the open market.

The agreement also anticipates the issuance of up to $55 million in additional equivalent common shares based on Rittenhouse earnings growth over a five year period. Assuming approval by regulators, the transaction is expected to close in the second quarter of 1994.

These acquisitions are not material to the financial position or results of operations and accordingly, pro forma information is deemed not necessary.

In August 1993, the Corporation announced a definitive agreement to acquire Constellation Bancorp ("Constellation"), a New Jersey bank holding company with $2.3 billion in assets and $2.1 billion in deposits. Assuming approval by Constellation's shareholders, the transaction is expected to close late in the first quarter of 1994. Each of Constellation's $27.2 million shares of common stock will be exchanged for .4137 of a share of the Corporation's common stock resulting in the issuance of approximately 11.3 million new shares. The transaction will be accounted for as a pooling of interests.

A summary of unaudited historical financial information for Constellation follows:


                                                 1993(a)      1992      1991
                                                ----------  --------  ---------
Operating results (in thousands,
  except per share):
Net income (loss).............................  $16,504     $(1,691)  $(88,722)
Per common share..............................      .61        (.19)    (10.82)
Average common shares
  outstanding.................................   27,197       9,065      8,200

                                                1993(a)        1992
                                                -------     -------
Balance sheet at year-end (in
  millions, except per share):
Assets........................................  $ 2,281     $ 2,415
Loans.........................................    1,663       1,760
Deposits......................................    2,092       2,251
Shareholders' equity..........................      166         146
Book value per common share...................     6.11        5.39
- -------------------

(a) See note (c) to the unaudited pro forma financial information table.


In November 1993, the Corporation announced a definitive agreement to acquire the $2.6 billion asset Independence Bancorp, Inc. ("Independence"), a Pennsylvania bank holding company, in a transaction expected to be accounted for as a pooling of interests. Assuming approval by regulators and by Independence's shareholders, the transaction is expected to close in the second quarter of 1994. For each Independence common share outstanding, a maximum of
1.5 shares of the Corporation's common stock will be issued assuming that the average price per Corporation share over a pre-closing pricing period is less than $27 per share, or a minimum of 1.45 shares of the Corporation's common stock will be issued assuming that the average price per Corporation share is greater than $28 per share. As a result of this transaction up to approximately
16.6 million new shares will be issued.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

2.  ACQUISITIONS - (continued)

A summary of unaudited historical financial information for Independence follows:


                                     1993      1992      1991
                                    -------  ---------  -------
Operating results (in thousands,
  except per share):
Net income........................  $22,879  $7,112(b)  $18,956
Per common share..................     1.98     .63        1.72
Average common shares
  outstanding.....................   11,530  11,237      11,047

                                       1993    1992
                                    ------- -------
Balance sheet at year-end (in
  millions, except per share):
Assets............................  $ 2,603 $ 2,727
Loans.............................    1,745   1,707
Deposits..........................    2,153   2,249
Shareholders' equity..............      222     208
Book value per common share.......    19.26   18.43

(b) Before cumulative effect of a change in accounting principle.

A summary of unaudited pro forma financial information for the Corporation, Constellation and Independence combined follows:

                                       1993(c)        1992        1991
                                    -------------  ----------  ----------
Operating results (in thousands,
  except per share):
Net interest income...............  $1,325,271     $1,252,478  $1,272,910
Non-interest income...............     574,030        610,664     615,565
Income before cumulative effect
  of a change in accounting
  principle.......................     240,554        268,134     180,317
Per common share..................        1.66           1.98        1.36
Average common shares
  outstanding.....................     144,925        135,628     133,021

                                        1993(c)          1992
                                    ----------     ----------
Balance sheet at year-end (in
  millions, except per share):
Assets............................  $   28,380     $   28,786
Loans.............................      19,771         18,936
Deposits..........................      21,132         21,673
Shareholders' equity..............       2,210          2,095
Book value per common share.......       15.26          14.58

(c) At December 31, 1993, Constellation had non-performing assets, loans plus other real estate owned ("OREO"), of $139.2 million. While Constellation has utilized a long-term workout strategy to deal with its non-performing assets, the Corporation's strategy is to dispose of problem assets in a more accelerated manner. The Corporation anticipates that Constellation will conform to this strategic direction and to the Corporation's consumer lending loan charge-off policies in Constellation's 1993 income statement. The Corporation estimates that conforming to this strategic direction and to the charge-off policies will require Constellation to record an addition to its allowance for possible loan losses of approximately $107 million and an addition to its OREO reserves of approximately $38 million. The Corporation also anticipates that Constellation will record pre-tax charges of at least $42 million in 1993, which include expenses directly attributable to the acquisition, and certain other costs and expenses. No charges have been recorded by Constellation pending receipt of approval of the acquisition by Constellation's shareholders. Unaudited pro forma financial information for 1993 reflect the aggregate $121.9 million after-tax impact of these charges. The impact of these charges on shareholders' equity is partially offset by approximately $40 million of tax benefits that will be recorded as the cumulative effect of applying FAS 109 income tax accounting on a combined basis. The impact of FAS 109 on 1993 pro forma net income is a reduction of $5.1 million. Pro forma shareholders' equity at

Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

2.  ACQUISITIONS - (continued)

December 31, 1993 has also been reduced by $35.2 million, the combined after-tax effect of 1994 additions to Independence's allowance for possible loan losses and OREO reserves of $25.0 million and $5.0 million, respectively, for the Corporation's planned strategic initiatives regarding Independence's problem assets, and charges of approximately $24 million, which include expenses directly related to the Independence acquisition.


3.  FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("FAS 107"), requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the balance sheet, for which it is practicable to estimate that value. FAS 107 defines a financial instrument as cash, evidence of ownership interest in an entity, or a contractual obligation or right that will be settled with another financial instrument.

In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through those techniques cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments.

Cash and due from banks and short-term instruments The carrying amounts reported
- --------------------------------------------------
in the balance sheet for cash and due from banks and short-term instruments approximate their fair values. Short-term instruments include: time deposits; Federal funds sold; and securities purchased under agreements to resell, all of which generally have original maturities of less than 90 days.

Investment securities Fair values for investment securities are based on quoted
- ---------------------
market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. See Note 5 for the carrying value and estimated fair value of investment securities.

Trading account securities Fair values for the Corporation's trading account
- --------------------------
securities, which also are the amounts recognized in the balance sheet, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Fair values are estimated for loans in groups with similar financial and
- -----
risk characteristics. Loans are segregated by type including: commercial and industrial, commercial real estate; residential real estate; credit card and other consumer; financial institutions; factoring receivables; and foreign. Each loan type is further segmented into fixed and variable rate interest terms and by performing and non-performing categories in order to estimate fair values.

The fair value of fixed-rate performing loans is calculated by discounting scheduled principal and interest cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan type at December 31, 1993 and 1992. The estimate of maturity is based on the Corporation's historical experience with repayments for each loan type, modified by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by discounting contractual cash flows adjusted for prepayment estimates using discount rates based on secondary market sources.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS: continued

For credit card loans, cash flows and maturities are estimated based on contractual interest rates and historical experience and are discounted using secondary market rates adjusted for differences in servicing and credit costs.

For variable rate loans that reprice frequently and which have experienced no significant change in credit risk, fair values are based on carrying amounts.

Fair value for non-performing loans is based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding cash flows, and discount rates are determined using available market information and specific borrower information.

The following table presents carrying amounts and estimated fair values for loans at December 31, 1993 and 1992. Disclosures about fair value of lease financing receivables, which totaled $554,851 and $436,809 at December 31, 1993 and 1992, respectively, are not required by FAS 107, accordingly, the following table excludes lease financing receivables.

                                        1993                      1992
                              ------------------------  ------------------------
                               Carrying       Fair       Carrying       Fair
                                Amount        Value       Amount        Value
                              -----------  -----------  -----------  -----------
Domestic loans:
  Commercial, industrial
   and other................  $ 7,317,352  $ 7,362,715  $ 6,745,113  $ 6,784,298
  Real estate loans.........    4,342,086    4,464,168    4,645,006    4,740,270
  Consumer:
    Installment.............    1,032,320    1,060,620    1,072,804    1,096,575
    Credit card.............    1,161,046    1,261,466      939,493    1,024,502
  Financial institutions....      856,837      858,780      775,947      781,648
  Factoring receivables.....      555,211      555,211      454,244      454,244
Foreign.....................      543,082      543,127      400,155      401,067
                              -----------  -----------  -----------  -----------
  Total loans, excluding
   lease financing..........   15,807,934   16,106,087   15,032,762   15,282,604
Allowance for loan losses...      347,547                   322,483
                              -----------   -----------  -----------  ----------
  Net loans, excluding lease
    financing...............  $15,460,387  $16,106,087  $14,710,279  $15,282,604
                              ===========  ===========  ===========  ===========

The fair value estimate for credit card loans is based on the value of existing loans at December 31, 1993 and 1992. This estimate does not include the benefit that relates to estimated cash flows from new loans expected to be generated from existing cardholders over the remaining life of the portfolio. That benefit is estimated to be approximately $64 million at December 31, 1993 and $62 million at December 31, 1992 and is neither included in the fair value estimate for credit card loans, nor recorded as an intangible asset in the consolidated balance sheet.

Deposit liabilities The fair values disclosed for demand deposits (non-interest bearing checking accounts, NOW accounts, savings accounts, and money market accounts) are, by FAS 107 definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates offered on certificates at December 31, 1993 and 1992, respectively, to an estimate of aggregate expected maturities for those certificates of deposit.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS: continued

The following table presents carrying amounts and estimated fair values of deposits at December 31, 1993 and 1992:

                                        1993                      1992
                              ------------------------  ------------------------
                               Carrying       Fair       Carrying       Fair
                                Amount        Value       Amount        Value
                              -----------  -----------  -----------  -----------
Domestic:
  Non-interest bearing
   checking.................  $ 6,008,016  $ 6,008,016  $ 5,820,098  $ 5,820,098
  NOW accounts..............    1,283,054    1,283,054    1,315,022    1,315,022
  Savings accounts..........    3,463,808    3,463,808    3,657,259    3,657,259
  Money market accounts.....    2,126,736    2,126,736    1,868,359    1,868,359
  Time deposits.............    3,274,587    3,425,465    3,835,266    3,990,458
                              -----------  -----------  -----------  -----------
        Total domestic
         deposits...........   16,156,201   16,307,079   16,496,004   16,651,196
Overseas branches and
   subsidiaries.............      796,902      796,902      766,119      766,119
                              -----------  -----------  -----------  -----------
        Total deposits......  $16,953,103  $17,103,981  $17,262,123  $17,417,315
                              ===========  ===========  ===========  ===========

The estimated fair values above do not include the benefit that results from the low-cost funding provided by core deposit liabilities as compared to the cost of borrowing funds in the financial markets. That benefit, commonly referred to as a deposit base intangible, is estimated to be approximately $450,000 at December 31, 1993 and $400,000 at December 31, 1992 and is neither considered in the above estimated fair value amounts nor recorded as an intangible asset in the consolidated balance sheet. The core deposit base intangible was determined by using a discounted cash flow approach to value the spread between the cost of core deposit liabilities and the cost of alternative borrowing sources over the estimated lives of the core deposit liabilities.

Short-term funds borrowed The carrying amounts of Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term borrowings approximate their fair values.

Long-term debt The fair values for long-term debt are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using discounted cash flow analyses based on the Corporation's borrowing rates at December 31, 1993 and 1992 for comparable types of borrowing arrangements. See Note 11 for additional information regarding the carrying value and estimated fair value of long-term debt.

Off-balance sheet instruments Fair values for the Corporation's futures, forwards, interest rate swaps, options, interest rate caps and floors, and foreign exchange contracts are based on quoted market prices (futures); current settlement values (forwards); quoted market prices of comparable instruments (foreign currency exchange contracts); or, if there are no relevant comparable instruments, on pricing models or formulas using current assumptions (interest rate swaps, interest rate caps and floors, and options). The fair value of commitments to extend credit other than credit card is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.
The value of commitments to extend credit under credit card lines is embodied in the benefit that relates to estimated cash flows from new loans expected to be generated from existing cardholders over the remaining life of the portfolio.

The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. See
Note 15 for the notional value and estimated fair value of the Corporation's off-balance sheet financial instruments.

4.  CASH AND DUE FROM BANKS

The Corporation's banking subsidiaries are required to maintain reserve balances with the Federal Reserve Bank. The average amount of those reserve balances for the years ended December 31, 1993 and 1992 were approximately $393,000, and $267,000, respectively.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

5.  INVESTMENT SECURITIES

The carrying and fair values of investment securities at December 31, 1993 and 1992 were as follows:

                                                Gross       Gross
                                              Unrealized  Unrealized     Fair
                                     Cost       Gains       Losses      Value
                                  ----------  ----------  ----------  ----------
1993
- ----
Held-to-Maturity
- ----------------
U.S. Treasury...................  $  386,675    $  6,086      $  168  $  392,593
U.S. Government agencies........   1,318,522       5,481       2,758   1,321,245
State and municipal.............     277,377      16,753         247     293,883
Other:
 Domestic.......................      83,277       1,193         154      84,316
 Foreign........................      21,651       2,655           4      24,302
                                  ----------    --------      ------  ----------
  Total held-to-maturity........  $2,087,502    $ 32,168      $3,331  $2,116,339
                                  ==========    ========      ======  ==========

Available-for-Sale
- ------------------
U.S. Treasury...................  $  433,718    $ 14,317      $  502  $  447,533
U.S. Government agencies........      45,657       1,523          58      47,122
State and municipal.............      12,842       1,406           7      14,241
Other:
 Domestic.......................      41,157      30,777          70      71,864
 Foreign........................      11,133      52,376                  63,509
                                  ----------    --------      ------  ----------
   Total available-for-sale.....  $  544,507    $100,399      $  637  $  644,269
                                  ==========    ========      ======  ==========

1992
- ----
U.S. Treasury...................  $  750,556    $ 16,113      $2,584  $  764,085
U.S. Government agencies........   1,331,243      14,250       5,337   1,340,156
State and municipal.............     372,943      17,704         361     390,286
Other:
 Domestic.......................     121,084      27,085         545     147,624
 Foreign........................      34,365      24,381                  58,746
                                  ----------    --------      ------  ----------
  Total investment securities...  $2,610,191    $ 99,533      $8,827  $2,700,897
                                  ==========    ========      ======  ==========


At December 31, 1992, the other domestic investment securities category included marketable equity securities of $29,708, which were carried at the aggregate of their lower of cost or market in 1992. During 1991, the Corporation recorded $22,783 of pre-tax losses for write-downs taken against these securities. These write-downs reflected the amount of market value impairment in the portfolio which management viewed to be due to other than temporary conditions. During 1992, the Corporation recorded pre-tax gains of $1,759 on sales of certain domestic equity securities. At December 31, 1992, the market value of the marketable equity securities portfolio exceeded its carrying value by $22,522. As a result of the December 31, 1993 adoption of FAS 115, these marketable equity securities are carried in the available-for-sale portfolio and have been written up by $30,707, the aggregate of their December 31, 1993 fair values, through an after-tax credit to retained earnings. The Corporation recorded pre-tax gains of $12,840 on sales of certain domestic equity securities in 1993. During 1993 and 1992, the Corporation recorded pre-tax gains of $8,617 and $5,325 on sales of foreign equity securities.

At December 31, 1993 and 1992, there were no investments in securities of any single, non-Federal issuer in excess of 10% of shareholders' equity.

Securities with a carrying value of $1,458,470 were pledged at December 31, 1993 to secure public deposits, trust deposits, and for certain other purposes as required by law.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

5.  INVESTMENT SECURITIES - (continued)

The amortized cost and estimated fair value of debt securities at December 31, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

                                                          Amortized      Fair
                                                             Cost       Value
                                                          ----------  ----------
Held-to-Maturity
- ----------------
Due in one year or less.................................  $  283,881  $  286,340
Due after one year through five years...................     413,160     426,950
Due after five year through ten years...................      95,941      97,760
Due after ten years.....................................      69,659      75,246
                                                          ----------  ----------
                                                             862,641     886,296
Mortgage-backed securities..............................   1,187,628   1,189,159
                                                          ----------  ----------
                                                          $2,050,269  $2,075,455
                                                          ==========  ==========
Available-for-Sale
- ------------------
Due in one year or less.................................  $   54,128  $   54,130
Due after one year through five years...................     126,232     128,063
Due after five year through ten years...................     259,293     271,809
Due after ten years.....................................      11,648      12,733
                                                          ----------  ----------
                                                             451,301     466,735
Mortgage-backed securities..............................      44,393      45,778
                                                          ----------  ----------
                                                          $  495,694  $  512,513
                                                          ==========  ==========

Proceeds from sales of investments in debt securities during 1993, 1992 and 1991 were $329,848, $172,959 and $231,996, respectively. Gross gains of $2,324 in 1993, $5,828 in 1992 and $5,260 in 1991, and gross losses of $65 in 1993, $89 in
1992 and $23 in 1991 were realized on those sales.

6.  LOAN PORTFOLIO

For a breakdown of the loan portfolio by type of loan and for information on non-performing loans, refer to Supplemental Financial Data under the captions Loan Portfolio and Non-Performing Assets (pages 79 and 81).

The book value of real estate loans transferred to other real estate owned during 1993, 1992 and 1991 was $20,011, $57,090 and $89,133 respectively. Other real estate owned includes properties that the Corporation has acquired in foreclosure or that has been determined to be "in substance" foreclosed.

At December 31, 1993 and 1992, the Corporation had loans totalling $126,558 and $151,290, respectively, to its directors, officers and companies in which the directors had a 10% or more voting interest. These loans were made on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The 1993 additions and reductions were $2,377,538 and $2,402,270, respectively.

In October 1991, the Corporation sold $1,017,989 of credit card receivables, representing most of its out-of-region credit card portfolio. The sale resulted in a net gain of $53,524 after $33,085 of income tax expense. The loans were sold net of $27,486 of the allowance for loan losses and the gain also reflects the write-off of $74,748 of intangible assets associated with the loans sold.

In May 1992, the Corporation sold the assets of Signal Financial Corp, a consumer finance subsidiary, including approximately $300,000 of consumer installment loans. The loans were sold net of $14,700 of the allowance for loan losses. This transaction had an immaterial impact on the earnings of the Corporation.

In September 1993, the Corporation sold five of its seven branches from the Virgin Islands operations. The five branches had loans of $131,200 and deposits of $228,800 at the time of sale. The Corporation recorded a pre-tax gain of $11,000 on the sale. Also in 1993, the Corporation sold $207,000 of fixed-rate home equity loans in two securitization transactions.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

7.  ALLOWANCE FOR LOAN LOSSES
The following represents an analysis of changes in the allowance for loan losses for the years ended December 31, 1993, 1992 and 1991:

                                                 1993        1992        1991
                                              ----------  ----------  ---------
Balance at beginning of period............... $ 322,483   $ 348,081   $ 407,400
Allowance for loans sold at date of sale.....      (353)    (14,700)    (27,486)
Allowance for loans of acquired bank.........     2,703
Provision charged to operating expense.......   100,000     119,300     190,601
Recoveries of loans previously charged off...    77,797      64,142      76,272
Loan charge-offs.............................  (155,083)   (194,340)   (298,706)
                                              ---------   ---------   ---------
Balance at end of period..................... $ 347,547   $ 322,483   $ 348,081
                                              =========   =========   =========

8.  PREMISES AND EQUIPMENT

The consolidated balance sheet includes premises and equipment, net of accumulated depreciation and amortization of $410,629 and $429,442 at December 31, 1993 and 1992, respectively. Depreciation and amortization of premises and equipment for the years ended December 31, 1993, 1992, and 1991 was $50,059, $55,738 and $59,703, respectively.

9. TIME DEPOSITS

Domestic time deposits in denominations of $100 or more at December 31, 1993, 1992, and 1991 were:

                                                  1993        1992      1991
                                                --------    --------  --------
Commercial certificates of deposit............. $221,922    $504,709  $728,343
 Other domestic time deposits,
    principally savings certificates...........  109,515     158,887   254,112
                                                --------    --------  --------
               Total........................... $331,437    $663,596  $982,455
                                                ========    ========  ========

Interest expense on domestic time deposits in denominations of $100 or more for the years ended December 31, 1993, 1992 and 1991 was:

                                                    1993    1992     1991
                                                   ------  -------  -------
Interest expense:
    Commercial certificates of deposit.........   $ 9,350  $21,190  $59,319
    Other domestic time deposits, principally
           savings certificates..................   6,521   13,755   18,196
                                                   ------  -------  -------
               Total...........................   $15,871  $34,945  $77,515
                                                  =======  =======  =======

Substantially all of the deposits of overseas branches and subsidiaries were time deposits in denominations of $100 or more for each of the three years.

10. SHORT-TERM FUNDS BORROWED

Short-term funds borrowed at December 31, 1993 and 1992 include the following:

                                                         1993        1992
                                                      ----------  ----------
Federal funds purchased (a).........................  $  624,307  $  854,488
Securities sold under agreements to repurchase (b)..     194,781     307,712
Commercial paper (c)................................     501,838     566,990
Other short-term funds borrowed (d).................     515,483      48,852
                                                      ----------  ----------
          Total short-term funds borrowed (e).......  $1,836,409  $1,778,042
                                                      ==========  ==========


(a) Federal funds purchased generally represent the overnight Federal funds transactions of banking subsidiaries with correspondent banks. The weighted average interest rate was 3.15% in 1993, 3.38% in 1992 and 5.83% in 1991. The maximum amount outstanding at any month-end was $1,159,306 in 1993, $854,488 in 1992 and $1,385,585 in 1991.

(b) Securities sold under agreements to repurchase usually mature within one to thirty days or are due on demand. The weighted average interest rate was 2.75% in 1993, 3.68% in 1992 and 5.15% in 1991. The maximum amount outstanding at any month-end was $253,155 during 1993, $307,712 during 1992 and $568,374 during
1991.

(c) Commercial paper issued by CoreStates Capital Corp is used to finance the short-term borrowing requirements of certain banking-related activities. Commercial paper is issued with maturities of not more than nine months and there are no provisions for extension, renewal or automatic rollover. The weighted average interest rate on commercial paper borrowings was 3.14% in 1993, 3.72% in 1992 and 6.28% in 1991. The maximum amount outstanding at any month-end was $714,439 in 1993, $578,364 in 1992 and $1,074,105 in 1991.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

10. SHORT-TERM FUNDS BORROWED

At December 31, 1993, the Corporation had fee-based lines of credit facilities from unaffiliated banks totalling $645,000. The lines of credit were established in support of commercial paper borrowings and general corporate purposes. Unless extended by the Corporation in accordance with the terms of the credit agreement, all of the lines expire July 30, 1994. There were no borrowings under these lines at December 31, 1993. The interest rate charged for usage of these lines varies with money market conditions.

(d) Other short-term funds borrowed include term Federal funds purchased and demand notes payable to the U.S. Treasury.

(e) The aggregate average funds borrowed were $1,865,000 in 1993, $1,544,000 in 1992 and $2,677,000 in 1991. The weighted average interest rate was 3.46% in 1993, 3.67% in 1992 and 6.13% in 1991. The average interest rate is calculated primarily on a daily average of funds borrowed.

11.  LONG-TERM DEBT

Long-term debt at December 31, 1993 and 1992 includes the following:

                                       1993                       1992
                             ------------------------  -------------------------
                              Carrying       Fair        Carrying       Fair
CoreStates Financial Corp:     Amount        Value        Amount        Value
                             -----------  -----------  ------------  -----------
 8 5/8% Mortgages due 2001..  $   10,803   $   12,505    $   11,555   $   12,481
 5 1/2% Convertible
  Subordinated Debentures
   due 1993 (a).............                                 19,987       20,145
                              ----------   ----------    ----------  -----------
                                  10,803       12,505        31,542       32,626
                              ----------   ----------    ----------  -----------
CoreStates Capital Corp
 ("CSCC"):
 5 7/8% Guaranteed
  Subordinated
   Notes due 2003 (b).......     200,000      192,480
 6 5/8% Guaranteed
  Subordinated
   Notes due 2005 (c).......     175,000      172,358
 9 5/8% Guaranteed
  Subordinated
   Notes due 2001 (d).......     150,000      178,395       150,000      167,250
 9 3/8% Guaranteed
  Subordinated
   Notes due 2003 (e).......     100,000      118,830       100,000      110,820
 Medium Term Notes (f)......     808,085      812,299       531,070      538,426
 8 3/8% Guaranteed Notes
  due 1996 (g)..............                                200,000      205,780
 8 1/2% Guaranteed Notes
  due 1996 (h)..............                                125,000      126,138
                              ----------   ----------    ----------  -----------
                               1,433,085    1,474,362     1,106,070    1,148,414
                              ----------   ----------    ----------  -----------
Other subsidiaries:
 9.35% Subordinated
   Note due July 2003 (i)...      10,000       10,250        10,000       10,300
 Senior debt, due September
   1993 (j).................                                 60,000       60,000
 8 1/4% Subordinated
  Capital Notes
   due January 1999 (k).....                                 25,086       25,274
 9 7/8% Mortgages due 2003..                                 16,983       19,656
 Various other..............       1,148        1,148         3,678        3,678
                              ----------   ----------    ----------  -----------
                                  11,148       11,398       115,747      118,908
                              ----------   ----------    ----------  -----------
 Total long-term debt (l)...  $1,455,036   $1,498,265    $1,253,359   $1,299,948
                              ==========   ==========    ==========  ===========

(a) The Debentures were retired at par plus accrued interest on the June 1, 1993 maturity date.

(b) The Notes are not subject to redemption prior to maturity and are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all outstanding senior Corporation indebtedness.

(c) The Notes are not subject to redemption prior to maturity and are unconditionally guraranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all outstanding Senior Corporation indebtedness.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

11.  LONG-TERM DEBT (continued)


(d) The Notes are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all existing and future senior indebtedness of the Corporation.

(e) The Notes are not subject to redemption prior to maturity and are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all existing and future senior Corporation indebtedness.

(f) CSCC can issue up to $825,000 in Medium Term Notes (Senior and Subordinated) ranging in maturity from nine months to thirty years from date of issue. The interest rate or interest rate formula on each Note is established by CSCC at the time of issuance. The Senior Notes are unconditionally guaranteed as to payment of principal and interest by the Corporation. The Subordinated Notes are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Subordinated Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all existing and future senior Corporation indebtedness. At December 31, 1993, $808,085 of debt was outstanding at interest rates ranging from 4.88% to 8.63% with terms up to three years.

Under existing shelf registration statements filed with the Securities and Exchange Commission (SEC), the Corporation had debt and capital securities that were registered but unissued of approximately $177,000 at December 31, 1993. In February 1994, the Board of Directors approved the filing of a shelf registration with the SEC that will (when effective) cover the issuance of a broad range of debt and equity securities that will increase available registered but unissued securities to $1 billion.

(g) On November 1, 1993, the Notes were redeemed at the option of CSCC at par plus interest to the date of redemption.

(h) On April 1, 1993, the Notes were redeemed at the option of CSCC at par plus interest to the date of redemption.

(i) The Note is redeemable at CBNA's option. During 1994, the redemption price is 103.0% through June 30, and 102.5% from July 1 to December 31.

(j) In November 1990, CBD entered into an agreement with the Student Loan Marketing Association (Sallie Mae) to borrow $102,000 at a sub-LIBOR rate of interest. This borrowing matured September 15, 1993.

(k) The Subordinated Capital Notes were redeemed at par plus interest in January 1994. Accordingly, the Notes were classified as short-term borrowings at December 31, 1993.

(l) The consolidated aggregate maturities and sinking fund requirements for long-term debt for the years ended December 31, 1994 through 1998 are:
$186,003; $444,412; $170,851; $11,396; and $2,042, respectively.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

12.  RETIREMENT AND BENEFIT PLANS

Pension expense under the Corporation's pension plans was $11,519 in 1993, $10,091 in 1992 and $9,243 in 1991. The projected benefit obligation exceeded plan assets at fair value by $45,552 at December 31, 1993, based on current and estimated future salary levels. The excess of the projected benefit obligation is reconciled to the accrued pension cost included in other liabilities as follows:

                                                                 December 31,
                                                             --------------------
                                                               1993       1992
                                                             ---------  ---------
Plan assets at fair value(a)...............................  $447,549   $420,460
                                                             --------   --------
Present value of benefit obligation:
  Accumulated benefits based on salaries to date,
   including vested benefits of $350,351 in 1993
   and $290,419 in 1992....................................   384,620    318,199
  Additional benefits based on estimated future salary
   levels..................................................   108,481     82,081
                                                             --------   --------
Projected benefit obligation...............................   493,101    400,280
                                                             --------   --------
Amount projected benefit obligation is (over)/under plan
 assets at fair value at December 31,......................   (45,552)    20,180
Reconciliation:
  Unrecognized prior service cost..........................     6,664      7,736
  Unrecognized net asset from date of initial application..   (32,739)   (37,941)
  Net deferred actuarial (loss)/gain.......................    40,974     (9,549)
                                                             --------   --------
Accrued pension expense included in other liabilities......  $(30,653)  $(19,574)
                                                             ========   ========

  (a) Primarily U.S. Government securities, U.S. agency securities, fixed income securities and commingled funds managed by subsidiary banks.

Net pension cost for the years ended December 31, 1993, 1992 and 1991 included the following expense (income) components:

                                                   1993       1992       1991
                                                 ---------  ---------  --------

Service cost benefits earned during the period.. $ 15,316   $ 14,564   $ 12,617
Interest cost on projected benefit obligation...   32,512     30,280     27,623
Actual return on plan assets....................  (45,119)   (14,445)   (95,769)
Net amortization and deferral...................    8,810    (20,308)    64,772
                                                 --------   --------   --------
  Net pension cost.............................. $ 11,519   $ 10,091   $  9,243
                                                 ========   ========   ========

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation was 7.0% and 8.0%, respectively, at December 31, 1993 and 1992. The rate of increase on future compensation levels used was 5.0% to 6.0%. The expected long-term rate of return on plan assets was 8.5% to 9.5%.

The Corporation sponsors a savings plan for its employees. Contributions to the savings plan for the employers' match were $12,576 in 1993, $12,036 in 1992, and $11,647 in 1991.

The Corporation and its subsidiaries provide certain postretirement health care and life insurance benefits for retired employees. The liability for these postretirement benefits is unfunded. Postretirement benefits are provided through an insurance company whose premiums are based on the benefits paid during the year. The postretirement health care plan is contributory, with retiree contributions based on years of service.

Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106") was issued in December 1990 to establish the accounting for postretirement benefits. FAS 106 requires that employers accrue the costs associated with providing postretirement benefits during the active service periods of employees, rather than the previously accepted accounting practice of recognizing these costs on a pay-as-you-go basis.

Effective January 1, 1992, the Corporation adopted FAS 106. As permitted under FAS 106, the Corporation elected to recognize immediately the transitional postretirement benefit liability of $122,706, $80,986 after-tax or $0.70 per share, as the cumulative effect of a change in accounting principle. The impact of FAS 106 on salaries, wages and benefits expense on the Consolidated Statement of Income for the year ended December 31, 1992 versus the pay-as-you-go basis was an increase of $9,132.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

12.  RETIREMENT AND BENEFIT PLANS (continued)

The liability for postretirement benefits included in other liabilities at December 31, 1993 and 1992 was a follows:

                                                     1993        1992
                                                  ----------  ----------
Accumulated postretirement benefit obligation:
   Retirees.....................................  $ (96,735)  $ (79,199)
   Fully eligible active plan participants......     (3,278)     (3,255)
   Other active plan participants...............    (39,312)    (48,284)
                                                  ---------   ---------
Accumulated postretirement benefit obligation...   (139,325)   (130,738)
Plan assets at fair value (a)...................     20,006
                                                  ---------   ---------
Unfunded obligation at December 31,.............   (119,319)   (130,738)
Unrecognized net loss...........................      2,829
                                                  ---------   ---------
Accrued postretirement benefit obligation.......  $(116,490)  $(130,738)
                                                  =========   =========

(a)  Primarily commingled funds managed by subsidiary banks.

Net periodic postretirement benefit cost for the year ended December 31, 1993 and 1992 included the following expense (income) components:

                                                    1993     1992
                                                  --------  -------
Service cost-benefits earned during the period..  $ 2,073   $ 3,061
Interest cost on accumulated postretirement
   benefit obligation...........................    9,559     9,914
Actual return on plan assets....................       (6)
Net amortization and deferral...................        6
                                                  -------   -------
Net periodic postretirement benefit cost........  $11,632   $12,975
                                                  =======   =======

The cost of providing postretirement benefits in 1991 was recognized by expensing the annual insurance premiums, which were $3,699.

For measurement purposes, a 13% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 10.5% for 1997 and remains at that level thereafter. For measurement purposes, a fixed dollar amount was determined as the Corporation's maximum contribution per employee. This fixed dollar amount was established at the projected cost level for medical expenses in 1997. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by $10,247 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $781.

The expected long-term rate of return on plan assets was 8.5%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 8.0%, respectively, at December 31, 1993 and 1992.

Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112") was issued in November 1992 to establish accounting for benefits provided to former or inactive employees after employment but before retirement. FAS 112 requires that employers accrue the costs associated with providing benefits, such as salary and benefit continuation under disability plans, when payment of the benefits is probable and the amount of the obligation can be reasonably estimated. Effective January 1, 1993, the Corporation adopted FAS 112. The Corporation recognized the January 1, 1993 FAS 112 transitional liability of $20,015, $13,010 after-tax or $0.11 per share, as the cumulative effect of a change in accounting principle. The impact of FAS 112 on salaries, wages and benefits expense for the year ended December 31, 1993 was not material.

13.  LONG-TERM INCENTIVE PLAN

The Corporation has outstanding options granted under the Corporation's long-term incentive plan (Plan). As provided in the Plan, a variety of incentives can be issued to eligible participants including restricted stock awards, incentive stock options, non-qualified stock options, stock appreciation rights, performance units and cash awards. Information on options for 1993 follows:

CoreStates Financial Corp and Subsidiaries

(dollar amounts in thousands)

13.  LONG-TERM INCENTIVE PLAN (continued)


                                            Number of shares
                                ----------------------------------------
                                               Under      Option price
                                 Available     option       per share
                                -----------  ----------  ---------------

Balance at January 1, 1993....   4,081,650   4,329,738    $6.51 - $23.19
Options granted...............  (1,719,102)  1,719,102    27.50 -  28.50
Options exercised.............                (686,098)    7.16 -  23.19
Options cancelled.............      68,736     (68,736)    7.16 -  27.50
                                ----------   ---------
Balance at December 31, 1993..   2,431,284   5,294,006     6.51 -  28.50
                                ==========   =========

Options under the Plan are granted to purchase the Corporation's common shares at market value on the date of grant and are exercisable one year from the date of grant for a period not exceeding ten years. Stock appreciation rights may be granted in conjunction with the granting of an option. Upon the exercise of stock appreciation rights and the surrender of the related option, an employee may receive in cash or common stock of the Corporation a value equal to the difference between the market price at the date of exercise and the option price of shares.

The assumed exercise of the options and other awards under the Plan did not have a materially dilutive effect on the earnings per share in years 1991 through 1993.

The preceding option table does not reflect 280,190 performance unit awards outstanding at December 31, 1993, 371,514 at December 31, 1992 and 481,836 at December 31, 1991. Performance unit awards are earned subject to specific performance of the Corporation over specified performance periods as defined in the Plan. The payment value of each performance unit earned for the applicable performance period is the fair market value of one share of common stock of the Corporation based on the formula contained in the Plan. During 1993, 1992 and 1991, respectively, $1,051, $1,557 and $2,265 was expensed in connection with performance unit awards.

14.  OPERATING LEASES

Rental expense, reduced by sublease rental income, charged to operations was $56,577, $55,782 and $56,641 for 1993, 1992 and 1991, respectively.

15.  COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities which are not reflected in the financial statements. These include various financial instruments with off-balance sheet risk used in connection with the Corporation's asset and liability management and to provide for the needs of customers. These involve varying degrees of credit, interest rate and liquidity risk, but do not represent unusual risks for the Corporation and management does not anticipate any significant losses as a result of these transactions.

The following is a summary of significant commitments and contingent liabilities as of December 31, 1993 and 1992, including fair values:

                                                                   1993                          1992
                                                        ---------------------------  ---------------------------
                                                         Notional         Fair        Notional         Fair
                                                            or           Value           or           Value
                                                        Contractual     of Asset     Contractual     of Asset
                                                          Amount     (Liability)(1)    Amount     (Liability)(1)
                                                        -----------  --------------  -----------  --------------
Standby letters of credit, net of participations (a)     $1,081,690    $ (2,704)      $  886,734    $ (2,217)
Commercial letters of credit..........................      883,304      (2,208)         741,192      (1,853)
Commitments to extend credit (b)......................    6,262,363     (10,775)       4,763,701      (7,933)
Unused commitments under credit card lines............    2,993,233                    1,976,773
Futures and forward contracts (c):
   Commitments to purchase............................      925,500         365        1,462,000         175
Commitments to purchase foreign and
   U.S. currencies (d)................................    1,336,605       1,148        1,422,640       2,538
Interest rate swaps, notional principal
   amounts (e)........................................    4,299,619     140,137        4,613,645     153,482
Interest rate caps and floors (f):
   Written............................................      622,920      (4,196)         231,577        (558)
   Purchased..........................................      571,398       4,759          204,242         386

(1)  See Note 3 for discussion of fair value.


CoreStates Financial Corp and Subsidiaries

(dollar amounts in thousands)

15.  COMMITMENTS AND CONTINGENT LIABILITIES - (continued)

(a) Standby letters of credit (SBLC) are used in various transactions to enhance the credit standing of the Corporation's customers and are subjected to the same risk, credit review and approval process as loans. SBLC's are irrevocable assurances that the Corporation will make payment in the event that a customer cannot perform its contractual obligations to third parties.

(b) Commitments to extend credit represent the Corporation's obligation to fund commercial and real estate loans, including home equity lines, lines of credit, revolving lines of credit and other types of commitments.

(c) Exchange traded futures contracts and forward rate agreements represent agreements to exchange dollar amounts at a specified future date for interest rate differentials between an agreed interest rate and a reference rate, computed on a notional amount. Credit and market risk exist with respect to these instruments. Exchange traded futures contracts entail daily cash settlement; therefore, the credit risk amount represents a one-day receivable. Gains and losses on these contracts are deferred and amortized over the life of the specific asset, liability or transaction hedged.

(d) Commitments to purchase foreign and U.S. currencies are primarily executed for the needs of customers. These foreign exchange contracts are structured similar to interest rate futures and forward contracts. The risk associated with a foreign exchange contract arises from the counterparty's ability to make payment at settlement and that the value of a foreign currency might change in relation to the U.S. dollar. The Corporation's exposure, if any, to counterparty failure equals the current market value of the contract. At December 31, 1993 and 1992, the market value of the Corporation's foreign exchange contracts which has been included in income was $1,160 and $2,543, respectively.

(e) Interest rate swaps generally represent the contractual exchange of fixed and variable rate interest payments based on a notional principal amount and an interest reference rate. The differential between the fixed and variable rate is included as interest income or expense of the asset or liability transaction hedged. Credit and market rate risk exist with respect to these instruments. The risk associated with interest rate swaps arises from the possible failure of the counterparty to make required payments on those contracts which are favorable to the Corporation. The Corporation's exposure to counterparty failure equals the current replacement cost of the contract. At December 31, 1993 and 1992, the replacement cost of the Corporation's interest rate swap contracts was $153,624 and $163,482, respectively. The risk of counterparty failure is controlled by limiting transactions to an approved list of counterparties.

(f) Interest rate caps and floors are written by the Corporation to enable customers to transfer, modify or reduce their interest rate risk. Interest rate caps and floors are similar to interest rate swaps except that payments are made only if current interest rates move above or below a predetermined rate. The risk associated with interest rate caps and floors is an unfavorable change in
interest rates.   As a writer of interest rate caps and floors, the Corporation receives a premium in exchange for bearing the risk of an unfavorable change in
interest rates.   The Corporation generally minimizes this risk by entering into offsetting cap and floor positions that essentially counterbalance each other.

In the normal course of business, the Corporation and its subsidiaries are subject to numerous pending and threatened legal actions and proceedings, some for which the relief or damages sought are substantial. Management and the Corporation's legal counsel do not believe the outcome of these actions and proceedings will have a materially adverse effect on the consolidated financial position of the Corporation.

CoreStates Financial Corp and Subsidiaries

NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

16.  PROVISION FOR INCOME TAXES

The provision for income taxes in the consolidated statement of income consists of the following:

                                                  1993       1992      1991
                                                ---------  --------  --------
Current:
  Federal.....................................  $149,684   $ 82,305  $ 47,445
  State.......................................    17,547     11,042    17,097
                                                --------   --------  --------
        Total domestic........................   167,231     93,347    64,542
  Foreign.....................................    10,284      4,368     5,336
                                                --------   --------  --------
        Total current.........................   177,515     97,715    69,878
Deferred Federal and state expense (benefit)..   (17,861)    29,545    43,695
                                                --------   --------  --------
        Total provision for income taxes......  $159,654   $127,260  $113,573
                                                ========   ========  ========

The significant components of the Corporation's deferred tax assets and liabilities at December 31, 1993 and 1992 are as follows:

                                                   1993      1992
                                                 --------  --------
Deferred tax assets:
  Allowance for loan losses....................  $113,516  $102,534
  Postretirement and postemployment benefits.      48,210    44,825
  Reserves.....................................    25,757    23,215
  Employee compensation........................    11,610    11,534
  Other........................................    42,744    30,142
                                                 --------  --------
         Total deferred tax assets.............   241,837   212,250
                                                 --------  --------

Deferred tax liabilities:
  Auto leasing portfolio.......................    63,366    54,058
  FAS 115 fair value accounting................    34,917
  Partnership investments......................    19,660    18,299
  Tax over book depreciation...................    15,184    13,476
  Affiliate income.............................    14,924    21,090
  Other........................................    10,556     6,987
                                                 --------  --------
        Total deferred tax liabilities.........   158,607   113,910
                                                 --------  --------
Net deferred tax assets........................  $ 83,230  $ 98,340
                                                 ========  ========

At December 31, 1993 cumulative deductible temporary differences are approximately $691 million and the related deferred asset is $242 million. The major components include $138 million related to FAS 106 and FAS 112 and $324 million related to the allowance for loan losses. Cumulative taxable temporary differences related to deferred tax credits at December 31, 1993 are estimated at $453 million and are primarily related to leasing, FAS 115 fair value accounting, partnership investments and depreciation. The related deferred tax liability is $159 million.

As required by FAS 109, the Corporation has determined that it is not required to establish a valuation reserve for the deferred tax asset since it is more likely than not that the deferred tax asset of $242 million will be principally realized through carryback to taxable income in prior years, and future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income and tax planning strategies. Management believes that future taxable income will be sufficient to realize the benefits of temporary deductible differences that cannot be realized through carryback to prior years or through the reversal of future temporary taxable differences. The Corporation's conclusion that it is "more likely than not" that the deferred tax asset will be realized is based on a history of growth in earnings and the prospects for continued growth including an analysis of potential uncertainties that may affect future operating results. The Corporation will continue to review the tax criteria of "more likely than not", for the recognition of deferred tax assets on a quarterly basis.

The consolidated effective tax rates are reconciled to the statutory rate as follows:

                                         1993   1992   1991
                                         -----  -----  -----
Statutory rate.........................  35.0%  34.0%  34.0%
Difference resulting from:
  Tax-exempt income....................  (3.0)  (4.5)  (7.2)
  State, local and foreign income tax..   2.5    2.2    4.2
  Other, net...........................  (1.8)   1.0    2.3
                                         ----   ----   ----
Effective tax rate.....................  32.7%  32.7%  33.3%
                                         ====   ====   ====

CoreStates Financial Corp and Subsidiaries

(dollar amounts in thousands)

16.  PROVISION FOR INCOME TAXES: Continued

Foreign earnings of certain subsidiaries would be taxed only upon their transfer to the United States. Accumulated earnings of insurance subsidiaries would be taxed only to the extent they are distributed as dividends, or exceed limits prescribed by tax laws. During 1993, earnings of a foreign subsidiary were repatriated and a portion of previously untaxed insurance subsidiary earnings became subject to tax. No further transfers or dividends are contemplated. Taxes payable upon remittance of such accumulated earnings of $22,014 at December 31, 1993 would approximate $7,306.

Taxes, other than income taxes, included in other operating expenses for the years ended December 31, 1993, 1992 and 1991 are $65,642, $64,421 and $58,389,
respectively.

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of the Corporation, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation:

                                                      Three Months Ended
                                       -------------------------------------------------
                                        Dec. 31     Sept. 30    June 30      March 31
                                       ----------  ----------  ----------  -------------

1993
- ----
Interest income......................   $376,940    $381,628    $378,321    $373,622
                                        ========    ========    ========    ========
Interest expense.....................   $ 95,602    $ 95,895    $ 98,202    $102,911
                                        ========    ========    ========    ========
Net interest income..................   $281,338    $285,733    $280,119    $270,711
                                        ========    ========    ========    ========
Provision for losses on loans........   $ 25,000    $ 25,000    $ 25,000    $ 25,000
                                        ========    ========    ========    ========
Securities gains (losses)............   $ 10,169    $  3,318    $   (779)   $  2,991
                                        ========    ========    ========    ========
Income before cumulative effect of
   a change in accounting principle..   $ 85,312    $ 86,010    $ 83,289    $ 73,316
                                        ========    ========    ========    ========
Cumulative effect of a change
   in accounting principle...........                                       $(13,010)
                                                                            ========
Net income...........................   $ 85,312    $ 86,010    $ 83,289    $ 60,306
                                        ========    ========    ========    ========
Net income per common share..........       $.73        $.73        $.71(b)     $.63(a)(b)
                                            ====        ====        ====        ====
Average common shares outstanding....    117,269     117,530     117,403(b)  117,068(b)
                                         =======     =======     =======     =======

1992
- ----
Interest income......................   $384,585    $382,283    $402,602    $417,890
                                        ========    ========    ========    ========
Interest expense.....................   $110,668    $122,273    $140,353    $157,020
                                        ========    ========    ========    ========
Net interest income..................   $273,917    $260,010    $262,249    $260,870
                                        ========    ========    ========    ========
Provision for losses on loans........   $ 27,000    $ 27,000    $ 32,150    $ 33,150
                                        ========    ========    ========    ========
Securities gains (losses)............   $      2    $  3,731    $  3,241    $  6,433
                                        ========    ========    ========    ========
Income before cumulative effect of
  a change in accounting principle.     $ 69,107    $ 67,895    $ 66,396    $ 59,006
                                        ========    ========    ========    ========
Cumulative effect of a change
  in accounting principle............                                       $(80,986)
                                                                            ========
Net income (loss)....................   $ 69,107    $ 67,895    $ 66,396    $(21,980)
                                        ========    ========    ========    ========
Net income per common share..........       $.59(b)     $.59(b)     $.58(b)     $.51(a)(b)
                                            ====        ====        ====        ====
Average common shares outstanding....    116,422(b)  115,884(b)  115,368(b)  114,702(b)
                                         =======     =======     =======     =======
- -------------------------------------

(a) Based on an income before cumulative effect of a change in accounting principle.
(b) Adjusted to reflect the impact of the Stock Dividend.

CoreStates Financial Corp and Subsidiaries

(dollar amounts in thousands)


18.  International Operations

International operations include the international activities of CBNA and its six overseas branches and two Edge Act subsidiaries. The International Banking group engages in foreign banking and international financing activities including loans, acceptances, time deposits, letter of credit financing and related financial services. Total assets and liabilities of the international operations at December 31, 1993 and 1992 are as follows:

                                      1993        1992
                                   ----------  ----------

          Assets...............    $1,650,159  $1,945,992
                                   ==========  ==========
          Liabilities..........    $1,366,038  $1,704,665
                                   ==========  ==========

The following distribution between domestic and international segments involves many judgments because of the integrated operation of the business of the Corporation. Charges for funds used by one segment provided by another segment are based on a pooled cost of purchased funds. Geographic distributions of earnings are based upon average interest earning assets. Expenses are charged to international operations as directly incurred by such activities plus allocated charges consistent with internal allocation policies.

CoreStates Financial Corp and Subsidiaries

Notes To The Financial Statements:
(dollar amounts in thousands)

18.  International Operations:  Continued

                                                                      International Operations
                                                          -----------------------------------------------
                                             Domestic     Europe and    Latin      Asia and   Middle East
                                             Operations     Canada     America     Australia  and Africa     Total
                                             -----------  ----------  ----------   ---------  -----------  -----------
DECEMBER 31, 1993
Assets.....................................  $22,015,402  $  939,631    $173,740(a) $524,375      $12,413  $23,665,561
                                             ===========  ==========    ========    ========      =======  ===========
Total operating
  income (b)...............................  $ 1,865,722  $   83,226    $ 10,771    $ 53,243      $   604  $ 2,013,566
                                             ===========  ==========    ========    ========      =======  ===========
Income before
  income taxes.............................  $   421,742  $   25,530    $ 16,209    $ 23,889      $   211  $   487,581
                                             ===========  ==========    ========    ========      =======  ===========
Income before cumulative effect of a
  change in accounting principle...........  $   285,131  $   18,938    $  7,021    $ 16,684      $   153  $   327,927
                                             ===========  ==========    ========    ========      =======  ===========

DECEMBER 31, 1992
Assets.....................................  $21,753,106  $1,255,214    $ 86,224    $602,113      $ 2,441  $23,699,098
                                             ===========  ==========    ========    ========      =======  ===========
Total operating
  income (b)...............................  $ 1,991,635  $   89,038    $  6,088    $ 46,777      $   331  $ 2,133,869
                                             ===========  ==========    ========    ========      =======  ===========
Income before
  income taxes.............................  $   315,745  $   35,725    $ 15,069    $ 22,982      $   143  $   389,664
                                             ===========  ==========    ========    ========      =======  ===========
Income before
  cumulative effect of
  a change in
  accounting principle.....................  $   217,839  $   20,820    $  9,750    $ 13,911      $    84  $   262,404
                                             ===========  ==========    ========    ========      =======  ===========

DECEMBER 31, 1991
Assets.....................................  $21,235,997  $  970,903    $ 49,772    $437,215      $ 5,967  $22,699,854
                                             ===========  ==========    ========    ========      =======  ===========
Total operating
  income(b)................................  $ 2,395,820  $  107,575    $ 10,783    $ 48,487      $   838  $ 2,563,503
                                             ===========  ==========    ========    ========      =======  ===========
Income before
  income taxes.............................  $   270,330  $   29,587    $ 27,383    $ 13,733      $   286  $   341,319
                                             ===========  ==========    ========    ========      =======  ===========
Net income.................................  $   181,963  $   19,101    $ 17,659    $  8,839      $   184  $   227,746
                                             ===========  ==========    ========    ========      =======  ===========

(a) At December 31, 1993, $130,869 of these assets represent LDC risk related to short-term trade finance.

(b) Amounts for operating income include foreign exchange gains of $15,979, $16,887 and $14,283 at December 31, 1993, 1992 and 1991, respectively.

CoreStates Financial Corp and Subsidiaries

(dollar amounts in thousands)

18.  International Operations:  Continued


A maturity schedule of selected international assets and liabilities at December 31, 1993 follows:

                             Europe and     Latin       Asia and    Middle East
                               Canada      America(a)   Australia   and Africa    Total
                             ----------  ----------     ---------   ----------   -------
Eurodollar Time Deposits
 Placed
1 year or less.............  $540,134     $  5,000       $ 79,868                $625,002
Over 1 year................  ________     ________       ________                ________
                             $540,134     $  5,000       $ 79,868                $625,002
                             ========     ========       ========                ========

Loans and Acceptances
1 year or less.............  $304,859     $146,866       $362,374     $11,875    $825,974
Over 1 year................    28,818        2,182                                 31,000
                             --------     --------       --------     -------    --------
                             $333,677     $149,048       $362,374     $11,875    $856,974
                             ========     ========       ========     =======    ========

Deposit Liabilities
1 year or less.............  $263,739     $125,010       $503,749     $26,014    $918,512
Over 1 year................  ________     ________       ________     _______    ________
                             $263,739     $125,010       $503,749     $26,014    $918,512
                             ========     ========       ========     =======    ========

(a) Amounts for Latin America include time deposit placements of $5,000 and deposit liabilities of $5,845 with bank branches in Nassau and the Cayman Islands at December 31, 1993.

CoreStates Financial Corp and Subsidiaries

(dollar amounts in thousands)

19. Financial Statements of the Parent Company

Statement of Income
                                                    Year Ended December 31,
                                                ------------------------------
                                                  1993       1992       1991
                                                --------   --------   --------
REVENUES
- --------
Dividends from subsidiaries:
  Banks.......................................  $179,027   $135,660   $244,243
  Other subsidiaries..........................    14,476     10,527     10,653
                                                --------   --------   --------
        Total dividends from subsidiaries.....   193,503    146,187    254,896
Interest income from subsidiaries.............     1,580        672        775
Processing and management fees from
 subsidiaries                                    123,121    119,965    276,961
Rental income from subsidiaries...............     2,059      2,059      2,409
Securities gains (losses).....................    (1,135)       219    (22,783)
Other income..................................        25        138        364
                                                --------   --------   --------
     Total revenues...........................   319,153    269,240    512,622
                                                --------   --------   --------


EXPENSES
- --------
Interest on:
  Funds borrowed..............................     2,747      2,311      4,376
  Long-term debt..............................
                                                   1,527      4,731     17,752
  Total interest expense......................  --------   --------   --------
                                                   4,274      7,042     22,128
Salaries, wages and benefits..................    67,394     64,372    174,174
Net occupancy.................................    29,321     25,995     16,147
Equipment expenses............................     5,982      3,697     28,214
Other operating expenses......................    21,527     24,487     76,983
                                                --------   --------   --------
     Total expenses...........................   128,498    125,593    317,646
                                                --------   --------   --------
Income before income tax benefit and equity in
  undistributed income of subsidiaries........   190,655    143,647    194,976
Income tax benefit............................    (1,369)      (754)   (20,084)
                                                --------   --------   --------
Income before equity in undistributed income
  of subsidiaries.............................   192,024    144,401    215,060
Equity in undistributed income of
 subsidiaries:
  Banks.......................................    74,851     16,770     (4,131)
  Other subsidiaries..........................    48,042     21,716     16,817
                                                --------   --------   --------
                                                 122,893     38,486     12,686
                                                --------   --------   --------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE........................   314,917    182,887    227,746
Cumulative effect of a change in accounting
  principle (Note 12).........................               (1,469)
                                                --------   --------   --------
NET INCOME....................................  $314,917   $181,418   $227,746
                                                ========   ========   ========

CoreStates Financial Corp and Subsidiaries

(dollar amounts in thousands)

19.  Financial Statements of the Parent Company:  Continued


Balance Sheet                                            December 31,
                                                    ----------------------
                                                       1993        1992
                                                    ----------  ----------
ASSETS
- ------

Cash..............................................  $    8,704  $   53,252
Investments and receivables-subsidiaries:
  Investments in subsidiaries at equity
  in underlying net assets:
    Banks.........................................   1,701,303   1,565,753
    Other subsidiaries............................     229,003     186,865
                                                    ----------  ----------
      Total investments in subsidiaries...........   1,930,306   1,752,618
  Other...........................................      14,271       7,209
                                                    ----------  ----------
      Total investments and receivables-
        subsidiaries..............................   1,944,577   1,759,827
Other investments.................................      54,070      17,572
Premises, net of accumulated depreciation.........       6,416      11,008
Other assets......................................       2,781       2,800
                                                    ----------  ----------
      Total assets................................  $2,016,548  $1,844,459
                                                    ==========  ==========

LIABILITIES
- -----------
Funds borrowed....................................              $   69,003
Dividends payable.................................  $   35,171      31,474
Other liabilities.................................       8,905       8,997
Long-term debt....................................      12,991      31,499
                                                    ----------  ----------
     Total liabilities............................      57,067     140,973
                                                    ----------  ----------

SHAREHOLDERS' EQUITY
- --------------------
     Total shareholders' equity...................   1,959,481   1,703,486
                                                    ----------  ----------
     Total liabilities and shareholders' equity...  $2,016,548  $1,844,459
                                                    ==========  ==========

The approval of the Comptroller of the Currency is required for a nationally chartered bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, CBNA , NJNB and CBD can declare dividends without approval of the Comptroller of the Currency of approximately $151 million, $19 million and $1 million, respectively, plus an additional amount equal to CBNA's, NJNB's and CBD's retained net profits for 1994 up to the date of any such dividend declaration. CBD paid special dividends of $10 million in January 1992 and $25 million in September 1992. In addition, CBD paid $30 million as a return of capital in January 1992. These payments had the prior approval of the Comptroller of the Currency and resulted from CBD's lower capital requirements after the October 1991 sale of credit card receivables (Note 6).

CoreStates Financial Corp and Subsidiaries

(dollar amounts in thousands)

19.  Financial Statements of the Parent Company:  Continued

The Federal Reserve Act requires that extensions of credit by CBNA and NJNB to certain affiliates, including the Corporation, be secured by readily marketable securities, that extensions of credit to any such affiliate be limited to 10% of capital and surplus (as defined) and that extensions of credit to all such affiliates be limited to 20% of capital and surplus.

The Corporation has guaranteed certain borrowings of its subsidiaries in the amount of $1,934,923, which includes $501,838 for commercial paper.

The maturities for parent company long-term debt for the years ending December 31, 1994 through 1998 are: $956; $1,041; $1,136; $1,237; and $1,349, respectively.

Statement of Cash Flows
                                                 Year Ended December 31,
                                            ---------------------------------
                                               1993       1992        1991
                                            ---------   ---------   ---------
OPERATING ACTIVITIES

  Net income..............................  $ 314,927   $ 181,418   $ 227,746
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
    Undistributed income of subsidiaries..   (122,893)    (38,486)    (12,686)
   Cumulative effect of a change in
    accounting principle..................                  1,469
   Securities (gains) losses..............      1,135        (219)     22,783
   Depreciation and amortization..........        644       1,043       1,246
   Deferred income tax expense (benefit)..      1,705      (1,398)     (9,481)
   Decrease in interest receivable........        384
   Increase (decrease) in interest payable      1,006        (101)       (329)
   Increase (decrease) in due to
    subsidiaries..........................     (6,875)    (47,695)      9,751
   Other..................................      1,194      12,575       5,796
                                            ---------   ---------   ---------
    NET CASH PROVIDED BY OPERATING
     ACTIVITIES                               190,833     108,606     245,210
                                            ---------   ---------   ---------

INVESTING ACTIVITIES
  Investment in subsidiaries..............     (1,000)     (9,240)    (20,000)
  Increase (decrease) in receivables from
   subsidiaries...........................     (7,060)     16,752      28,954
  Purchases of investment securities......   (311,940)   (113,449)    (72,265)
  Proceeds from sales of investment
   securities.............................    275,817     168,159      31,670
  Return of capital from subsidiaries.....     34,303      30,000
                                            ---------   ---------   ---------
    NET CASH PROVIDED BY (USED IN)
    INVESTING ACTIVITIES                       (9,880)     92,222     (31,641)
                                            ---------   ---------   ---------

FINANCING ACTIVITIES
  Retirement of long-term debt............    (20,940)       (907)   (152,651)
  Net increase (decrease) in financing
   from subsidiaries                          (69,003)    (80,849)     34,843
  Cash dividends paid.....................   (130,082)   (113,335)   (108,188)
  Other...................................     (5,476)     44,995      14,465
                                            ---------   ---------   ---------
   NET CASH USED IN FINANCING
    ACTIVITIES.............................  (225,501)   (150,096)   (211,531)
   INCREASE (DECREASE) IN CASH AND DUE
    FROM BANKS.............................   (44,548)     50,732       2,038
   Cash and due from banks at January 1,...    53,252       2,520         482
                                            ---------   ---------   ---------
   CASH AND DUE FROM BANKS AT DECEMBER 31.. $   8,704   $  53,252   $   2,520
                                            =========   =========   =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW
 INFORMATION
  Cash paid during the year for:
   Interest...............................  $   4,632   $   8,620   $  22,457
                                            =========   =========   =========
   Income taxes...........................          -           -           -
                                            =========   =========   =========

CoreStates Financial Corp and Subsidiaries

CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share amounts)

20.  Joint Venture

On December 4, 1992, the Corporation entered into a joint venture with three other banking companies creating Electronic Payment Services, Inc. ("EPS"). The joint venture combines the partners' separate consumer electronic transaction processing businesses and provides automated teller machine ("ATM") and electronic point-of-sale ("POS") processing services.

The Corporation contributed to EPS its wholly-owned subsidiaries Money Access Service Inc. ("MAC"), a regional ATM network, and BUYPASS Corporation, a third-party processor of electronic POS transactions.

The Corporation has equal ownership with two partners in the joint venture, each with 31%. The fourth partner owns 7%. As part of the transaction, the Corporation received a cash payment of $79,350 and $245,400 of EPS 5% cumulative redeemable preferred stock (additional dividends are tied to EPS performance). The exchange of assets involved in the transaction resulted in a pre-tax gain to the Corporation of $41,072, $25,670 after-tax, which was recorded in other operating income for the year ended December 31, 1992. The exchange also generated a deferred gain of approximately $136,000.

In December 1993, the Corporation and EPS mutually agreed to enter into a recapitalization of EPS involving the EPS preferred stock held by the Corporation. In exchange for substantially all of the preferred stock, the Corporation received from EPS a ten-year 6.45% note providing for equal principal payments over the life of the note. The recapitalization does not affect the amount of deferred gain, but changes the timing of deferred gain income recognition from a five-year period beginning in 1996 to a ten-year period beginning in 1994.

EPS has announced the signing of definitive agreements providing for two additional banking companies to enter the joint venture. The transactions are expected to be completed in 1994. As a result of the addition of new partners, the Corporation's share in earnings of EPS will decline from the current 31% to an estimated 23%.

The Corporation's net investment in EPS, $69,436 at December 31, 1993, is included in other assets.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA

CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES

                                                 1993                            1992                            1991
                                    -------------------------------  ------------------------------  ------------------------------
                                     Average              Income/     Average             Income/     Average             Income/
                                     balance     Rate     expense     balance    Rate     expense     balance    Rate     expense
                                    ---------   ------  -----------  ---------  ------  -----------  ---------  ------  -----------
                                    (000,000)              (000)     (000,000)             (000)     (000,000)             (000)
INTEREST EARNING ASSETS
Time deposits, principally
 Eurodollars (a)................... $   1,275    3.38%  $   43,049  $   1,367    4.07%  $   55,635  $   1,127    6.49%  $   73,132
Investment securities (b):
  U.S. Government..................     2,160    5.83      125,936      1,688    7.32      123,514      1,293    8.60      111,247
  State and municipal..............       363    8.62       31,305        397    9.55       37,897        430   10.38       44,633
  Other............................       149    5.90        8,796        260    7.16       18,608        401    8.65       34,680
                                    ---------           ----------  ---------           ----------  ---------           ----------
         Total investment
          securities...............     2,672    6.21      166,037      2,345    7.68      180,019      2,124    8.97      190,560
Federal funds sold.................        75    3.23        2,421        285    3.79       10,791        225    5.90       13,286
Trading account securities.........         2    4.15           83          1    7.20           72          1    5.10           51
Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and
     other.........................     6,807    8.06      548,786      6,501    8.19      532,619      7,003    9.55      668,605
    Real estate....................     4,426    7.93      350,786      4,530    8.72      394,791      4,338    9.81      425,547
    Consumer.......................     2,059   12.44      256,049      2,137   12.81      273,856      3,262   14.65      478,032
    Financial institutions.........       704    6.15       43,325        826    6.26       51,710        882    8.75       77,213
    Factoring receivables..........       554    9.62       53.312        486    9.70       47,154        480   10.69       51,327
    Lease financing................       498    8.62       42,907        421    9.59       40,370        416   10.17       42,303
  Foreign..........................       544    5.01       27,258        429    6.53       28,018        431    8.68       37,429
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total loans, net of
           discounts...............    15,592    8.48    1,322,423     15,330    8.93    1,368,518     16,812   10.59    1,780,456
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total interest earning
           assets (d)(e)........... $  19,616    7.82    1,534,013  $  19,328    8.36    1,615,035  $  20,289   10.14    2,057,485
                                    =========   -----   ----------  =========   -----   ----------  =========   -----   ----------
FUNDING SOURCES
Interest bearing liabilities (b):
  Deposits in domestic offices (f):
    Commercial..................... $     303    3.14        9,522  $     568    3.97       22,555  $   1,002    6.23       62,375
    NOW accounts...................     1,197     .45        4,871      1,122    1.98       20,137        972    4.24       36,887
    Money Market Accounts..........     3,199    1.93       61,450      3,236    2.70       87,206      2,923    4.76      139,064
    Consumer savings...............     2,279    1.26       28,727      2,001    2.56       51,228      1,514    4.52       68,422
    Consumer certificates..........     3,222    4.46      143,779      3,854    5.02      193,401      4,579    6.68      305,720
  Time deposits of overseas
   branches and subsidiaries.......       711    2.57       18,248        756    3.75       28,319      1,227    6.27       76,929
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total interest bearing
           deposits................    10,911    2.47      266,597     11,537    3.52      402,846     12,217    5.69      689,397
  Short-term funds borrowed:
    Federal funds purchased........     1,040    3.08       32,078        889    3.41       30,336      1,200    5.57       66,841
    Commercial paper...............       604    3.14       18,982        539    3.72       20,030        791    6.28       49,657
    Other..........................       221    6.05       13,381        116    5.47        6,343        686    6.93       47,511
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total short-term funds
           borrowed................     1,865    3.46       64,441      1,544    3.67       56,709      2,677    6.13      164,009
  Long-term debt (g)...............     1,333    4.62       61,572      1,211    5.93       70,759      1,075    7.76       82,058
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total interest bearing
           liabilities.............    14,109    2.78      392,610     14,292    3.71      530,314     15,969    5.86      935,464
Portion of non-interest bearing
 funding sources...................     5,507                           5,036                           4,320
                                    ---------   -----   ----------  ---------   -----   ----------  ---------           ----------
          Total funding sources
           (e) .................... $  19,616    2.00      392,610  $  19,328    2.75      530,314  $  20,289    4.61      935,464
                                    =========   -----   ----------  =========   -----   ----------  =========   -----   ----------
Net interest income and net
 interest margin...................              5.82%  $1,141,403               5.61%  $1,084,721               5.53%  $1,122,021
                                                =====   ==========              =====   ==========              =====   ==========

Non-Interest Earning Assets
Cash.......................  $ 2,088                                  $ 1,854                              $ 1,706
Allowance for loan losses..     (343)                                    (340)                                (382)
Other assets...............    1,464                                    1,507                                1,436
                             -------                                  -------                              -------
     Total non-interest
      earning assets.......  $ 3,209                                  $ 3,021                              $ 2,760
                             =======                                  =======                              =======
Non-Interest Bearing
 Funding Sources
Demand deposits:
  Domestic.................  $ 5,096                                  $ 4,751                              $ 4,094
  Foreign..................      369                                      324                                  308
Other liabilities..........    1,457                                    1,368                                1,156
Shareholders' equity.......    1,794                                    1,614                                1,522
Non-interest bearing
 funding sources used to
  fund earning assets......   (5,507)                                  (5,036)                              (4,320)
                             -------                                  -------                              -------
     Total net
      non-interest bearing
      funding
         sources...........  $ 3,209                                  $ 3,021                              $ 2,760
                             =======                                  =======                              =======
Supplementary Averages
Net demand deposits........  $ 4,138                                  $ 3,571                              $ 2,914
Net Federal funds purchased  $   965       3.07%         $29,657          604       3.24%      $19,545         975   5.56%   $54,184

Certificates of deposit in
 domestic offices
  over $100,000............      286       3.27            9,350          509       4.16        21,190         915   6.48     59,319

Average prime rate.........                6.00                                     6.25                             8.46

(a) Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of interest rate swaps is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c) Yields and income on loans include fees on loans.
(d) Non-performing loans are included in interest earning assets.
(e) For the years 1993-1988, 8%, 10%, 9%, 8%, 7% and 12%, respectively, of total average assets and liabilities are attributed to foreign operations.
(f) Average balances on time deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.
(g) Rates on long-term debt are based on average balances excluding capital lease obligations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA

CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES


                                                1990                            1989                            1988
                                    ------------------------------   -----------------------------   -----------------------------
                                    Average             Income/      Average            Income/      Average            Income/
                                    balance     Rate    expense      balance    Rate    expense      balance    Rate    expense
                                    --------    -----   ----------   --------   -----   ----------   --------   -----   ----------
                                    (000,000)             (000)      (000,000)            (000)      (000,000)            (000)
INTEREST EARNING ASSETS
Time deposits, principally
 Eurodollars (a)................... $     659    8.41%  $   55,412  $     999    9.17%  $   91,629  $   1,204    7.96%  $   95,889
Investment securities (b):
  U.S. Government..................     1,145    9.05      103,673      1,522    8.80      133,861      1,342    8.09      108,513
  State and municipal..............       420   10.51       44,158        415   10.38       43,093        455   10.18       46,316
  Other............................       515    9.01       46,383        706    9.89       69,833        747    8.61       64,300
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total investment
           securities..............     2,080    9.34      194,214      2,643    9.34      246,787      2,544    8.61      219,129
Federal funds sold.................       135    8.45       11,412        232    9.35       21,687        298    7.61       22,673
Trading account securities.........         7    8.66          606         38    8.26        3,138         58    7.04        4,083

Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and
     other.........................     7,365   10.76      792,225      7,033   11.51      809,775      6,350   10.31      654,527
    Real estate....................     4,415   10.84      478,653      4,148   11.39      472,443      3,678   10.79      396,941
    Consumer.......................     3,587   14.76      529,592      3,086   14.37      443,410      2,715   13.91      377,558
    Financial institutions.........       996   10.13      100,869        946   10.41       98,438        919    9.18       84,333
    Factoring receivable...........       478   10.42       49,829        458   11.79       53,983        415   13.20       54,790
    Lease financing................       440   10.44       45,921        386   11.15       43,031        322   11.08       35,666
  Foreign..........................       582    9.77       56,876        874    9.23       80,670        977    9.90       96,733
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total loans, net of
           discounts...............    17,863   11.50    2,053,965     16,931   11.82    2,001,750     15,376   11.06    1,700,548
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total interest earning
           assets (d)(e)........... $  20,744   11.16    2,315,609  $  20,843   11.35    2,364,991  $  19,480   10.48    2,042,322
                                    =========   -----   ----------  =========   -----   ----------  =========   -----   ----------

FUNDING SOURCES
Interest bearing liabilities (b):
 Deposits in domestic offices (f):
    Commercial..................... $   1,370    8.07      109,238  $   1,555    8.74      134,536  $   1,364    7.24       97,207
    NOW accounts...................       892    5.13       40,976        871    5.08       40,822        881    5.15       41,797
    Money Market Accounts..........     2,621    6.04      156,752      2,433    6.18      149,506      2,622    5.46      142,335
    Consumer savings...............     1,366    4.99       68,052      1,339    5.02       67,002      1,431    5.01       71,424
    Consumer certificates..........     4,562    8.27      377,033      4,260    8.61      366,657      3,353    7.91      264,989
 Time deposits of overseas branches
    and subsidiaries...............       943    8.59       81,039      1,439    9.57      137,653      1,567    7.88      123,549
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total interest bearing
           deposits................    11,754    7.17      833,090     11,897    7.60      896,176     11,218    6.67      741,301
 Short-term funds borrowed:
    Federal funds purchased........     1,814    8.11      147,135      2,223    9.25      205,738      1,800    7.66      137,888
    Commercial paper...............     1,160    8.17       94,767        880    9.21       81,069        747    7.67       57,267
    Other..........................     1,004    7.36       73,915        601    9.52       57,231        552    8.36       46,174
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total short-term funds
           borrowed................     3,978    7.94      315,817      3,704    9.29      344,038      3,099    7.79      241,329
 Long-term debt (g)................       734    9.13       65,293        722    9.22       64,713        773    8.48       63,763
                                    ---------           ----------  ---------           ----------  ---------           ----------
          Total interest bearing
           liabilities.............    16,466    7.37    1,214,200     16,323    7.99    1,304,927     15,090    6.93    1,046,393
Portion of non-interest bearing
 funding sources...................     4,278                           4,520                           4,390
                                    ---------                       ---------                       ---------
          Total funding
            sources (e)............ $  20,744    5.85    1,214,200  $  20,843    6.26    1,304,927  $  19,480    5.37    1,046,393
                                    =========   -----   ----------  =========   -----   ----------  =========   -----   ----------
Net interest income and net
 interest margin...................              5.31%  $1,101,409               5.09%  $1,060,064               5.11%  $  995,929
                                                =====   ==========              =====   ==========              =====   ==========

Non-Interest Earnings Assets
Cash...........................................  $ 1,852                      $ 1,808                     $ 1,751
Allowance for loan losses......................     (299)                        (362)                       (326)
Other assets...................................    1,328                        1,370                       1,315
                                                 -------                      -------                     -------
          Total non-interest earning assets....  $ 2,881                      $ 2,816                     $ 2,740
                                                 =======                      =======                     =======
Non-Interest Bearing Funding Sources
Demand deposits:
  Domestic.....................................  $ 4,172                      $ 4,088                     $ 4,148
  Foreign......................................      273                          275                         271
Other liabilities..............................    1,171                        1,312                       1,244
Shareholders' equity...........................    1,543                        1,661                       1,467
Non-interest bearing funding sources used to
  fund earning assets..........................   (4,278)                      (4,520)                     (4,390)
                                                 -------                      -------                     -------
          Total net non-interest bearing
            funding sources....................  $ 2,881                      $ 2,816                     $ 2,740
                                                 =======                      =======                     =======
Supplementary Averages
Net demand deposits............................  $ 2,821                      $ 2,747                     $ 2,839
Net Federal funds purchased....................    1,679    8.08%   $135,723    1,991    9.24%  $184,051    1,502   7.67%   $115,215

Certificates of deposit in domestic offices
  over $100,000................................    1,159    8.25      95,599    1,482    8.86    131,327    1,266   7.59      96,128

Average prime rate.............................            10.01                        10.87                       9.32

(a) Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of interest rate swaps is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c) Yields and income on loans include fees on loans.
(d) Non-performing loans are included in interest earning assets.
(e) For the years 1993-1988, 8%, 10%, 9%, 8%, 7% and 12%, respectively, of total average assets and liabilities are attributed to foreign operations.
(f) Average balances on time deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.
(g) Rates on long-term debt are based on average balances excluding capital lease obligations.

CoreStates Financial Corp and Subsidiaries

CONDENSED CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per share amounts)

                                                                    Year Ended December 31,
                                            ------------------------------------------------------------------------
                                               1993         1992         1991        1990        1989        1988
                                            -----------  -----------  ----------  ----------  ----------  ----------
Interest income and fees..................  $1,510,511   $1,587,360   $2,021,857  $2,272,587  $2,316,416  $1,995,247
Interest expense..........................     392,610      530,314      935,464   1,214,200   1,304,927   1,046,479
                                            ----------   ----------   ----------  ----------  ----------  ----------
 Net interest income......................   1,117,901    1,057,046    1,086,393   1,058,387   1,011,489     948,768
Provision for losses on loans.............     100,000      119,300      190,601     327,300     306,600     122,800
                                            ----------   ----------   ----------  ----------  ----------  ----------
   Net interest income after
          provision for losses on loans...   1,017,901      937,746      895,792     731,087     704,889     825,968
Non-interest income.......................     503,055      546,509      541,646     412,758     379,295     344,608
Non-financial expenses....................   1,033,375    1,094,591    1,096,119     977,061     962,581     850,822
                                            ----------   ----------   ----------  ----------  ----------  ----------
Income from continuing operations before
  income taxes............................     487,581      389,664      341,319     166,784     121,603     319,754
Provision for income taxes................     159,654      127,260      113,573      38,128       5,653      39,677
                                            ----------   ----------   ----------  ----------  ----------  ----------
Income before cumulative effect of a
  change in accounting principle..........     327,927      262,404      227,746     128,656     115,950     280,077
Cumulative effect of a change in
  accounting principle, net of tax........     (13,010)     (80,986)
                                            ----------   ----------   ----------  ----------  ----------  ----------
Net income................................     314,917      181,418      227,746     128,656     115,950     280,077
Dividends on preferred stock..............                                             1,662      20,973       9,350
                                            ----------   ----------   ----------  ----------  ----------  ----------
Net income applicable to common stock.....  $  314,917   $  181,418   $  227,746  $  126,994  $   94,977  $  270,727
                                            ==========   ==========   ==========  ==========  ==========  ==========

Per common share data:
   Income before cumulative effect of a
     change in accounting principle.......       $2.80        $2.27        $2.00       $1.11        $.83       $2.35
                                            ==========   ==========   ==========  ==========  ==========  ==========
   Net income.............................       $2.69        $1.57        $2.00       $1.11        $.83       $2.35
                                            ==========   ==========   ==========  ==========  ==========  ==========
Average common shares outstanding.........     117,319      115,600      113,624     113,956     114,850     115,034
                                            ==========   ==========   ==========  ==========  ==========  ==========

CoreStates Financial Corp and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEET
(in thousands)

                                                                               December 31,
                                              ------------------------------------------------------------------------------
                                                  1993          1992          1991         1990         1989         1988
                                              -----------   -----------   -----------  -----------  -----------  -----------
ASSETS
Cash and due from banks.....................  $ 2,362,630   $ 2,302,137   $ 1,883,719  $ 2,282,397  $ 2,401,051  $ 2,022,745
Time deposits, principally Eurodollars......    1,273,373     1,766,727     1,591,264    1,145,690      733,762    1,577,899
Investment securities.......................    2,731,771     2,610,191     2,264,769    2,060,390    2,422,708    2,676,378
Loans.......................................   16,362,785    15,469,571    15,781,330   17,628,657   17,573,397   15,914,011
Allowance for loan losses...................     (347,547)     (322,483)     (348,081)    (407,400)    (506,545)    (345,499)
Funds sold..................................        3,027       105,490       163,500      117,823      226,076      416,891
Trading account securities..................        6,393         2,796         1,255        3,883       18,691        3,245
Due from customers on acceptances...........      331,411       632,564       212,024      499,690      371,883      551,516
Premises, equipment and other assets........      941,718     1,132,105     1,150,074    1,228,400    1,261,470      966,812
                                              -----------   -----------   -----------  -----------  -----------  -----------
        Total assets........................  $23,665,561   $23,699,098   $22,699,854  $24,559,530  $24,502,493  $23,783,998
                                              ===========   ===========   ===========  ===========  ===========  ===========
LIABILITIES
Deposits:
  Domestic:
    Non-interest bearing....................  $ 6,008,016   $ 5,820,098   $ 5,235,907  $ 5,085,421  $ 5,034,754  $ 4,965,017
    Interest bearing........................   10,148,185    10,675,906    10,912,756   11,263,742   10,978,555   10,012,158
  Overseas branches and subsidiaries........      796,902       766,119       839,327    1,181,341    1,296,926    1,709,970
                                              -----------   -----------   -----------  -----------  -----------  -----------
        Total deposits......................   16,953,103    17,262,123    16,987,990   17,530,504   17,310,235   16,687,145
Short-term funds borrowed...................    1,836,409     1,778,042     1,943,775    3,478,989    3,589,608    3,374,964
Bank acceptances outstanding................      336,357       635,132       213,613      503,049      376,213      567,097
Other liabilities...........................    1,125,175     1,066,956       801,674      816,117      955,999      868,779
Long-term debt..............................    1,455,036     1,253,359     1,154,330      787,230      710,062      737,505
                                              -----------   -----------   -----------  -----------  -----------  -----------
        Total liabilities...................   21,706,080    21,995,612    21,101,382   23,115,889   22,942,117   22,235,490
                                              -----------   -----------   -----------  -----------  -----------  -----------
SHAREHOLDERS' EQUITY
Preferred...................................                                                            100,000      100,000
Common......................................    1,959,481     1,703,486     1,598,472    1,443,641    1,460,376    1,448,508
                                              -----------   -----------   -----------  -----------  -----------  -----------
        Total shareholders' equity..........    1,959,481     1,703,486     1,598,472    1,443,641    1,560,376    1,548,508
                                              -----------   -----------   -----------  -----------  -----------  -----------
        Total liabilities and
          shareholders' equity..............  $23,665,561   $23,699,098   $22,699,854  $24,559,530  $24,502,493  $23,783,998
                                              ===========   ===========   ===========  ===========  ===========  ===========

CoreStates Financial Corp and Subsidiaries

SHAREHOLDERS' DATA

                                                  1993       1992       1991       1990       1989       1988
                                                 -------    -------    -------    -------    -------    -------
Earnings and Dividends Per Share Applicable
  to Common Shares
Income before cumulative effect of a
  change in accounting principle.............    $  2.80    $  2.27    $  2.00    $  1.11    $   .83    $  2.35
Dividends paid...............................       1.11       1.00        .96        .96        .84        .75
Dividends declared...........................       1.14       1.02        .97        .96        .87    .77 1/4

Common Stock Market Bid Information
First quarter:
  High.......................................    $29 3/4    $25 1/8    $18 3/8    $21 5/8    $21 3/4    $20 1/8
  Low........................................     26 3/8     21 7/8     12         18 5/8     20         16 3/4
Second quarter:
  High.......................................     30 1/8     27         20 3/4         22     24 1/8     20 7/8
  Low........................................     25 1/8     21         17 3/4     18 3/8     21 1/2     19
Third quarter:
  High.......................................     29 3/4     26 1/4     23 1/2     20 3/4     25         20 5/8
  Low........................................     26 3/4     23 5/8     19 1/4     13         23 1/8     19 3/8
Fourth quarter:
  High.......................................     29 3/4     28 7/8     24 3/8     15 7/8     23 1/2     20 1/2
  Low........................................     25 1/8     24 1/8     20 7/8     11 3/4     19 1/4     20
Year-end.....................................     26 1/8     28 1/2     24         15 5/8     21 3/8     20 1/4

Year-end bid/net income......................       9.3x      12.6x      12.0x      14.1x      25.8x       8.6x
Book value per share at year-end.............    $ 16.68    $ 14.58    $ 14.00    $ 12.74    $ 12.75    $ 12.60

OTHER SELECTED DATA

Operating Ratios:
Income from continuing operations
  applicable to common stock                      1993       1992       1991       1990       1989       1988
  as a percent of:                               -------    -------    -------    -------    -------    -------
    Operating income.........................      16.29%     12.30%      8.88%      4.73%      3.52%     11.58%
    Average common shareholders' equity......      18.27      16.26      14.96       8.32       6.08      20.14
    Average total assets.....................       1.44       1.17        .99        .54        .40       1.22
Average total shareholders' equity as a
  percent of average total assets............       7.86       7.22       6.60       6.53       7.02       6.60
Dividends declared as a percent of
  income from continuing operations..........      40.80      44.76      48.07      78.18      72.41      22.42

Full Time Equivalent Staff at Year-End.......     13,715     13,782     13,997     14,024     14,371     14,034

Number of Locations..........................        365        360        408        387        428        427

Number of Registered Common Shareholders.....     32,825     33,570     35,972     37,706     41,249     44,032

CoreStates Financial Corp and Subsidiaries

Rate/Volume Analysis Taxable Equivalent Basis - (in thousands)
                                                                   1993 vs. 1992                         1992 vs. 1991
                                                          ----------------------------------   ------------------------------------
                                                           Increase (decrease) in interest       Increase (decrease) in interest
                                                          ----------------------------------   ------------------------------------
                                                                       Change attributable to              Change attributable to
                                                          Income /     ----------------------  Income/     ------------------------
                                                          expense        Volume      Rate      expense       Volume        Rate
                                                          -----------  ----------  ----------  ---------   ----------    ----------
Interest earning assets
- -----------------------
Time deposits, principally
  Eurodollars..........................................    $ (12,586)   $ (3,744)  $  (8,842)  $ (17,497)   $  15,576    $ (33,073)
Investment securities..................................      (13,982)     25,114     (39,096)    (10,541)      19,824      (30,365)
Federal funds sold.....................................       (8,370)     (7,959)       (411)     (2,495)       3,540       (6,035)
Trading account securities.............................           11          72         (61)          21                       21
Loans:
   Domestic............................................      (45,335)     18,705     (64,040)   (402,527)    (207,567)    (194,960)
   Foreign.............................................         (760)      7,510      (8,270)     (9,411)        (174)      (9,237)
                                                           ---------    --------   ---------   ---------    ---------    ---------
      Total interest income............................      (81,022)     39,698    (120,720)   (442,450)    (168,801)    (273,649)
                                                           ---------    --------   ---------   ---------    ---------    ---------
Interest bearing funds
- ----------------------
Deposits:
  Domestic.............................................     (126,178)    (20,709)   (105,469)   (237,941)     (11,919)    (226,022)
  Overseas.............................................      (10,071)     (1,688)     (8,383)    (48,610)     (29,532)     (19,078)
Short-term funds borrowed:
  Federal funds purchased..............................        1,742       5,149      (3,407)    (36,505)     (17,323)     (19,182)
  Other................................................        5,990       6,851        (861)    (70,795)     (54,088)     (16,707)
Long-term debt.........................................       (9,187)      7,235     (16,422)    (11,299)      10,554      (21,853)
                                                           ---------    --------   ---------   ---------    ---------    ---------
      Total interest expense...........................     (137,704)     (3,162)   (134,542)   (405,150)    (102,308)    (302,842)
                                                           ---------    --------   ---------   ---------    ---------    ---------
Net interest income....................................    $  56,682    $ 42,860   $  13,822   $ (37,300)   $ (66,493)   $  29,193
- -------------------                                        =========    ========   =========   =========    =========    =========

Changes in interest income or expense not arising solely as a result of volume or rate variances are allocated to rate variances due to the interest sensitivity of consolidated assets and liabilities.

Included in interest income is $60.2 million, $54.5 million and $55.7 million of loan fees for the years ended 1993, 1992 and 1991, respectively.

Non-performing loans are included in interest earning assets.

The changes in interest expense on domestic time deposits attributable to volume and rate are adjusted by specific reserves as average balances are reduced by such reserve amounts for purposes of rate calculations.

CoreStates Financial Corp and Subsidiaries

LOAN PORTFOLIO

The following are summaries of certain loan categories, net of unearned discounts, for the five years ended December 31, 1993 (in thousands):

                                                1993         1992         1991         1990         1989
                                             -----------  -----------  -----------  -----------  -----------
Domestic loans:
  Commercial, industrial and other.........  $ 7,317,352  $ 6,745,113  $ 6,685,263  $ 7,148,520  $ 7,228,726
                                             -----------  -----------  -----------  -----------  -----------
  Real estate loans:
    Construction and development...........      252,629      327,673      507,427      659,916      812,479
    Residential............................    1,709,343    1,908,355    1,743,415    1,718,820    1,501,400
    Other, primarily commercial mortgages
      and commercial loans secured by
      owner-occupied real estate...........    2,380,114    2,408,978    2,259,973    2,158,276    1,932,591
                                             -----------  -----------  -----------  -----------  -----------
        Total real estate loans............    4,342,086    4,645,006    4,510,815    4,537,012    4,246,470
                                             -----------  -----------  -----------  -----------  -----------
  Consumer loans:
    Installment............................    1,032,320    1,072,804    1,460,038    1,627,944    1,717,681
    Credit card............................    1,161,046      939,493      955,850    1,995,441    1,719,360
                                             -----------  -----------  -----------  -----------  -----------
        Total consumer loans...............    2,193,366    2,012,297    2,415,888    3,623,385    3,437,041
                                             -----------  -----------  -----------  -----------  -----------
  Financial institutions...................      856,837      775,947      973,138    1,017,741    1,049,422
  Factoring receivables....................      555,211      454,244      402,752      418,129      420,565
  Lease financing..........................      554,851      436,809      402,109      421,823      402,193
                                             -----------  -----------  -----------  -----------  -----------
         Total domestic loans..............   15,819,703   15,069,416   15,389,965   17,166,610   16,784,417
                                             -----------  -----------  -----------  -----------  -----------
Foreign loans:
  Loans to or guaranteed by foreign
    banks:
      Government owned and central
        banks..............................                       257        1,506        7,725        6,778
      Other foreign banks..................      332,149      203,103      130,308      154,158      184,622
                                             -----------  -----------  -----------  -----------  -----------
                                                 332,149      203,360      131,814      161,883      191,400
  Commercial and industrial................      210,573      196,795      242,098      300,164      234,171
  Loans to other financial institutions....          360                    17,453                     3,950
  Loans to or guaranteed by foreign
    governments/agencies excluding
    banks..................................                                                          359,459
                                             -----------  -----------  -----------  -----------  -----------
        Total foreign loans................      543,082      400,155      391,365      462,047      788,980
                                             -----------  -----------  -----------  -----------  -----------
        Total loans........................  $16,362,785  $15,469,571  $15,781,330  $17,628,657  $17,573,397
                                             ===========  ===========  ===========  ===========  ===========

CoreStates Financial Corp and Subsidiaries

RISK ELEMENT DATA:

FOREIGN OUTSTANDINGS

At December 31, 1993 there were no aggregate foreign outstandings (defined as loans, investments, acceptances and time deposits) to borrowers in a foreign country that exceeded 1% of total assets. At December 31, 1992 and 1991, countries where such outstandings exceeded 1% of total assets were as follows (in thousands):

                                   Banks
                                 and other       Governments     Commercial
                                 financial           and            and
                                institutions       agencies       industrial     Total
                                ------------     -----------     -----------    --------
December 31, 1992
United Kingdom.................   $180,114                        $106,303      $286,417
December 31, 1991
United Kingdom.................    204,300                         123,707       328,007

While the associated risks are clearly recognized, international lending is a part of the Corporation's wide range of international services. It is the Corporation's intent to remain involved in providing the international financial services needed for the increasingly global competition faced by customers. Outstandings below 1%, but over .75% of total assets were $185,162 in the United Kingdom at December 31, 1993; $191,724 in France, $197,974 in Germany and $191,368 in Korea at December 31, 1992; and $183,829 in France at December 31, 1991.

CoreStates Financial Corp and Subsidiaries

NON-PERFORMING ASSETS

The following represents the Corporation's non-accrual loans, renegotiated loans and other real estate owned for the five years ended December 31, 1993 (in thousands):

                                      1993       1992       1991       1990       1989
                                    ---------  ---------  ---------  ---------  ---------
Non-accrual loans
Domestic..........................  $164,266   $278,592   $365,641   $375,702   $116,728
Foreign...........................       171      3,047      8,797     29,139    217,465
                                    --------   --------   --------   --------   --------
     Total non-accrual loans......   164,437    281,639    374,438    404,841    334,193
                                    --------   --------   --------   --------   --------
Renegotiated loans
Domestic..........................    36,440     25,030     27,108      6,547      8,246
                                    --------   --------   --------   --------   --------
     Total renegotiated loans.....    36,440     25,030     27,108      6,547      8,246
                                    --------   --------   --------   --------   --------
     Total non-performing loans...   200,877    306,669    401,546    411,388    342,439
                                    --------   --------   --------   --------   --------
Other real estate owned (OREO)
Acquired through foreclosure
  or exchange.....................    29,976     28,612     35,020     31,217     12,731
In-substance foreclosure..........    15,017     47,570     48,531      8,294
Property formerly used in
  banking operations..............     6,202      3,908      2,022
                                    --------   --------   --------   --------   --------
     Total OREO...................    51,195     80,090     85,573     39,511     12,731
                                    --------   --------   --------   --------   --------
     Total non-performing assets..  $252,072   $386,759   $487,119   $450,899   $355,170
                                    ========   ========   ========   ========   ========

Non-performing assets as a
  percentage of loans plus OREO...      1.54%      2.49%      3.07%      2.55%      2.02%
                                    ========   ========   ========   ========   ========

Non-performing assets as a
  percentage of total assets......      1.07%      1.63%      2.15%      1.84%      1.45%
                                    ========   ========   ========   ========   ========

The following reflects the effect of non-accrual and renegotiated loans on both interest income and net interest income for the three years ended December 31, 1993 (in thousands):

                                                1993         1992         1991
                                              --------      -------      -------
Interest income which would have
 been recorded in accordance with original
   terms:
    Domestic..............................     $20,840      $26,141      $42,482
    Foreign...............................          38          324        1,462
                                               -------      -------      -------
         Total............................      20,878       26,465       43,944
                                               -------      -------      -------
Interest income reflected in total
 operating income:
    Domestic..............................      15,628       17,853       11,371
    Foreign...............................
                                               -------      -------      -------
         Total............................      15,628       17,853       11,371
                                               -------      -------      -------
Net reduction in interest income and net
 interest income..........................     $ 5,250      $ 8,612      $32,573
                                               =======      =======      =======

ACCRUING LOANS PAST DUE 90 DAYS OR MORE

Accruing loans 90 days or more past due as to payment of interest or principal for the five years ended December 31, 1993 were as follows (in thousands):

                                       1993     1992      1991     1990     1989
                                    -------  -------   -------  -------  -------
Domestic..........................  $33,510  $72,569   $72,173  $79,423  $61,131
                                    -------  -------   -------  -------  -------
  Total...........................  $33,510  $72,569   $72,173  $79,423  $61,131
                                    =======  =======   =======  =======  =======

CoreStates Financial Corp and Subsidiaries

CONSOLIDATED ALLOWANCE FOR LOAN LOSSES

The following table summarizes the distribution of loan charge-offs and recoveries by type of loan for the five years ended December 31, 1993 (in thousands):

                                                                     1993          1992          1991          1990        1989
                                                                  --------      --------      --------      --------      --------
Balance at beginning of year:
 Domestic.......................................................  $312,483      $338,081      $390,887      $219,778      $187,806
 Foreign........................................................    10,000        10,000        16,513       286,767       157,693
                                                                  --------      --------      --------      --------      --------
                                                                   322,483       348,081       407,400       506,545       345,499
                                                                  --------      --------      --------      --------      --------

Allowance for loans purchased
  at date of purchase
    Domestic....................................................     2,703                       6,146         6,415
                                                                  --------                    --------      --------

Allowance for loans sold
  at date of sale:
    Domestic....................................................                 (14,700)      (27,486)
    Foreign.....................................................      (353)
                                                                  --------      --------      --------
                                                                      (353)      (14,700)      (27,486)
                                                                  --------      --------      --------

Recoveries, by type of loan:
 Domestic:
   Commercial, industrial
      and other.................................................    38,579        22,648        22,892        29,415        14,171
   Real estate..................................................     7,194         4,986         5,645         8,582         1,882
   Consumer.....................................................    17,133        20,594        19,183        10,004        11,204
   Financial institutions.......................................     2,246         2,776         1,966         1,607            12
 Foreign........................................................    12,645        13,138        26,586        17,110         1,618
                                                                  --------      --------      --------      --------      --------
    Total recoveries............................................    77,797        64,142        76,272        66,718        28,887
                                                                  --------      --------      --------      --------      --------

Charge-offs, by type of loan:
 Domestic:
   Commercial, industrial
        and other...............................................    68,700        74,013        96,099        65,944        39,699
   Real estate..................................................    38,986        49,528        63,213        76,275         9,893
   Consumer.....................................................    46,581        67,599       121,835        86,309        59,829
   Financial institutions.......................................       816         3,195        14,669         5,993         3,891
 Foreign........................................................                       5         2,890       264,788        67,544
                                                                  --------      --------      --------      --------      --------
    Total loans charged off.....................................   155,083       194,340       298,706       499,309       180,856
                                                                  --------      --------      --------      --------      --------

Total net charge-offs...........................................    77,286       130,198       222,434       432,591       151,969
                                                                  --------      --------      --------      --------      --------

Provision charged to operating
expense:
 Domestic.......................................................   112,645       132,433       220,810       349,876       111,600
 Foreign........................................................   (12,645)(a)   (13,133)(a)   (30,209)(a)   (22,576)(a)   195,000
                                                                  --------      --------      --------      --------      --------
                                                                   100,000       119,300       190,601       327,300       306,600
                                                                  --------      --------      --------      --------      --------
Balance at end of year:
 Domestic.......................................................   337,547       312,483       338,081       390,887       219,778
 Foreign........................................................    10,000        10,000        10,000        16,513       286,767
                                                                  --------      --------      --------      --------      --------
                                                                  $347,547      $322,483      $348,081      $407,400      $506,545
                                                                  ========      ========      ========      ========      ========
Ratios:
Net charge-offs as a percentage
 of average loans outstanding...................................       .50%          .85%         1.32%         2.42%          .90%
                                                                     =====         =====         =====         =====         =====

Allowance for loan losses as a
 percentage of year-end loans...................................      2.12%         2.08%         2.21%         2.31%         2.88%
                                                                     =====         =====         =====         =====         =====

(a) Reflects reallocation of the foreign allowance for loan losses to the domestic allowance for loan losses.

CoreStates Financial Corp and Subsidiaries

DISTRIBUTION OF ALLOWANCE FOR LOAN LOSSES (a)

The distribution of the allowance for loan losses and the percentage of such distributions to each loan type at December 31, 1993, 1992, 1991 and 1990 is illustrated in the table below (in millions):

                                      1993                 1992                 1991                 1990
                               -------------------  -------------------  -------------------  -------------------
                                             %                    %                    %                    %
                                          of Loan              of Loan              of Loan              of Loan
                               Allowance    type    Allowance    type    Allowance    type    Allowance    type
                               ---------  --------  ---------  --------  ---------  --------  ---------  --------
Loan type
- ---------
Domestic:
  Commercial and industrial..     $157.0      2.0%     $145.0      2.0%     $180.7      2.5%     $127.6      1.7%
  Real estate:
    Construction.............       53.0     21.0        70.7     21.6        60.2     11.9       108.2     16.4
    Other....................       34.0       .8        10.0       .2        15.0       .4        40.0      1.0
  Consumer...................       78.5      3.6        68.8      3.4        72.2      3.0       105.1      2.9
  Other domestic loans.......       15.0      1.1        18.0      1.5        10.0       .7        10.0       .7
Foreign......................       10.0      1.8        10.0      2.5        10.0      2.6        16.5      3.6
                                  ------               ------               ------               ------
     Total...................     $347.5      2.1%     $322.5      2.1%     $348.1      2.2%     $407.4      2.3%
                                  ======     ====      ======     ====      ======     ====      ======     ====

- ------------------------------------------

(a) This distribution is made for analytical purposes. It does not represent specific allocations of the allowance. The total allowance is available to absorb losses from any segment of the portfolio.


CERTIFICATES OF DEPOSIT OVER $100,000 ISSUED BY DOMESTIC OFFICES
(in thousands)

                                                                                  December 31,
                                                                    ----------------------------------------
                                                                             1993                 1992
                                                                    --------------------  ------------------
                                                                     Amount      Percent   Amount    Percent
                                                                    --------     -------  -------    -------
Maturity Distribution
3 months or less..................................................  $154,129       69.5%  $272,587    54.0%
3 through 6 months................................................    30,491       13.7     92,741    18.4
6 through 12 months...............................................    13,769        6.2     66,129    13.1
Over 12 months....................................................    23,533       10.6     73,252    14.5
                                                                    --------      -----   --------   -----
                                                                    $221,922      100.0%  $504,709   100.0%
                                                                    ========      =====   ========   =====

CoreStates Financial Corp and Subsidiaries

INTEREST SENSITIVITY ANALYSIS AT DECEMBER 31, 1993
(in millions)
                                                                        Rate Maturity Period
                                                      ----------------------------------------------------
                                                       1-90    91-181   182-365     1-2      3-5      > 5
                                                       Days     Days     Days      Years    Years    Years    Total
                                                      ------   ------   -------   ------   ------   ------   ------
EARNING ASSETS
Federal funds sold, resale agreements and trading
   account securities............................... $     9                                                $     9
Time deposits.......................................     578  $   533  $    162                               1,273
Investment securities...............................     779      280       347   $  527  $   434  $   365    2,732
Interest rate swaps.................................     637      145       345      691    1,787      695    4,300
Asset financial futures.............................     296       79       195       20       15               605
                                                     -------  -------  --------   ------  -------  -------  -------
     Total discretionary assets.....................   2,299    1,037     1,049    1,238    2,236    1,060    8,919
Total loans(a)......................................  11,587      893       846    1,190    1,617      230   16,363
                                                     -------  -------  --------   ------  -------  -------  -------

     Total earning assets...........................  13,886    1,930     1,895    2,428    3,853    1,290   25,282
                                                     -------  -------  --------   ------  -------  -------  -------
FUNDING SOURCES
Federal funds purchased, repurchase
   agreements and other short-term funds
   borrowed.........................................   1,825       11                                         1,836
Domestic and foreign time deposits(b)...............     869       21         5        5        4       70      974
Long-term debt......................................     616       19        30      122       29      639    1,455
Interest rate swaps.................................   3,761       25        33      149      332             4,300
Liability financial futures.........................     530       55        20                                 605
                                                     -------  -------  --------   ------  -------  -------  -------
     Total discretionary liabilities................   7,601      131        88      276      365      709    9,170
                                                     -------  -------  --------   ------  -------  -------  -------

Savings certificates................................     874      610       478      364      370      301    2,997
Money market, savings and NOW accounts..............   2,070      660       866    1,529    1,849             6,974
Net non-interest bearing funds(c)(d)................   3,763                                         2,378    6,141
                                                     -------  -------  --------   ------  -------  -------  -------
     Total savings certificates and indefinite
        maturity liabilities........................   6,707    1,270     1,344    1,893    2,219    2,679   16,112
                                                     -------  -------  --------   ------  -------  -------  -------
     Total net funding sources......................  14,308    1,401     1,432    2,169    2,584    3,388   25,282
                                                     -------  -------  --------   ------  -------  -------  -------

     Period gap.....................................    (422)     529       463      259    1,269   (2,098)     -0-
     Cumulative gap.................................    (422)     107       570      829    2,098               -0-

     Adjustments(e).................................     395     (619)     (318)    (397)  (1,248)   2,187      -0-
                                                     -------  -------  --------   ------  -------  -------  -------

     Adjusted period gap............................ $   (27) $   (90) $    145   $ (138) $    21  $    89  $   -0-
                                                     =======  =======  ========   ======  =======  =======  =======
     Cumulative gap................................. $   (27) $  (117) $     28   $ (110) $   (89) $   -0-  $   -0-
                                                     =======  =======  ========   ======  =======  =======  =======

Notes to interest sensitivity analysis:

(a) Non-performing loans are included in 1-90 days.
(b) Deposit volumes exclude time deposits not at interest.
(c) Net non-interest bearing funds is the sum of non-interest bearing liabilities and shareholders' equity minus non-interest earning assets.
(d) The estimated volume of stable net non-interest bearing funds is allocated to the over 1 year interest sensitivity period. Allocations to the under 1 year periods include: estimated volumes that are expected to vary inversely with interest rates; and the temporary difference between the actual volume of total net non-interest bearing funds on December 31, 1993 and the trend volume at the current level of interest rates.
(e) Adjustments reflect managerial assumptions as to the appropriate investment maturities for non-interest bearing funding sources, along with the funding of current investment and loan commitments.

CoreStates Financial Corp and Subsidiaries

LOAN MATURITY AND INTEREST SENSITIVITY, NET OF UNEARNED DISCOUNTS

The contractual loan maturity of loans outstanding at December 31, 1993 was as follows (in thousands):

                                                                       Due after one
                                                         Due in one    year through   Due after
                                                        year or less    five years    five years      Total
                                                        ------------   ------------   ----------   -----------
Commercial, industrial and other loans...............    $5,785,160     $1,262,430     $269,762    $ 7,317,352
                                                         ----------     ----------     --------    -----------
Real estate loans:
  Construction and development.......................       132,193        109,422       11,014        252,629
  Other, primarily permanent commercial mortgages....       794,295      1,320,214      383,866      2,498,375
                                                         ----------     ----------     --------    -----------
          Total real estate loans....................       926,488      1,429,636      394,880      2,751,004
                                                         ----------     ----------     --------    -----------

Loans to financial institutions:
  Domestic commercial banks and
    bank holding companies...........................                       20,653        2,000         22,653
  Other..............................................       754,167         76,111        3,906        834,184
                                                         ----------     ----------     --------    -----------
          Total loans to financial institutions......       754,167         96,764        5,906        856,837
                                                         ----------     ----------     --------    -----------
Factoring receivables................................       555,211                                    555,211
                                                         ----------                                -----------
Lease financing......................................         5,069         44,819                      49,888
                                                         ----------     ----------                 -----------
Foreign loans........................................       510,490         26,936        5,656        543,082
                                                         ----------     ----------     --------    -----------
          Total loans (excluding loans to
             individuals)(a).........................    $8,536,585     $2,860,585     $676,204    $12,073,374
                                                         ==========     ==========     ========    ===========

(a) Loans due after one year totalling $2,546,516 have fixed interest rates. The remaining 28% of such loans or $990,273 have floating or adjustable rates.

CoreStates Financial Corp and Subsidiaries

INVESTMENT SECURITIES
(in thousands)

Carrying Value at December 31,                                1993(a)       1992         1991
                                                             ----------   ----------   ----------
U.S. Treasury........................................        $  834,208   $  750,556   $  600,627
U.S. Government agencies and
     corporations....................................         1,365,644    1,331,243      979,478
State and municipal..................................           291,618      372,943      367,475
Other................................................           240,301      155,449      317,189
                                                             ----------   ----------   ----------
                                                             $2,731,771   $2,610,191   $2,264,769
                                                             ==========   ==========   ==========

(a) Held-to-maturity and available-for-sale portfolios.

Maturity Distribution and Weighted Average Yield at
 December 31, 1993(a)

                                                                U.S. Government                                     Total
                                                                 Agencies and    State and                  ---------------------
                                                  U.S. Treasury  Corporations    Municipal      Other        Amount      Yield(b)
                                                  ------------- --------------- ----------    ----------    ----------  ---------
1 year or less..................................    $  206,876    $  186,290    $   81,164    $   49,812    $  524,142    5.64%
1 year through 5 years..........................       356,384     1,018,884       143,265        15,248     1,533,781    5.52
5 years through 10 years........................       270,901        72,795        32,733         2,917       379,346    6.50
After 10 years..................................            47        87,675        34,456       172,324       294,502    7.21
                                                    ----------    ----------    ----------    ----------    ----------
                                                    $  834,208    $1,365,644    $  291,618    $  240,301    $2,731,771    5.86
                                                    ==========    ==========    ==========    ==========    ==========

(a) Held-to-maturity and available-for-sale portfolios.

(b) The weighted average yield has been computed on a tax equivalent basis using an effective tax rate of 35%. The amount of the tax equivalent adjustment by range of maturity is as follows: 1 year or less - $2,196; 1 year to 5 years - $5,009; 5 years to 10 years - $1,050 and after 10 years - $2,240.

CoreStates Financial Corp and Subsidiaries

FOURTH QUARTER RESULTS

CoreStates recorded net income of $85.3 million or $.73 per share in the fourth quarter of 1993, compared to $69.1 million or $.59 per share for the same period in 1992.

The 23.7% increase in fourth quarter net income per share was principally attributable to: a $7.4 million improvement in net interest income reflecting strengthened loan demand and an increase in the net financial margin; a $2.0 million reduction in the provision for losses on loans, mostly due to an improving outlook for credit quality including a 14.7% reduction in non-performing assets during the fourth quarter; and increases in income from fee-based services. The net financial margin for the fourth quarter of 1993 was 5.75%, compared to 5.72% for the prior year fourth quarter. Average loans outstanding for the fourth quarter of 1993 were $15.9 billion, up 5.4% from the prior year.

Total non-interest income for the fourth quarter of 1993 decreased $27.0 million from the prior year fourth quarter mostly due to the late 1992 restructuring of CoreStates' consumer electronic payment services business into Electronic Payment Services, Inc. (EPS), a joint venture formed with three other banking companies. Included in non-interest income for the fourth quarter of 1993 was $2.5 million for dividends on EPS preferred stock and CoreStates' 31% equity share in fourth quarter net income of EPS. The prior year fourth quarter included fee income from the electronic payment services business and a pre-tax gain of $41.1 million, $25.7 million after tax, resulting from the formation of EPS.

Excluding the impact of securities gains and the formation of EPS, non-interest income for the fourth quarter of 1993 grew 26% over the fourth quarter of 1992. The improvement in income from fee-based services was mostly due to: an increase in service charges on deposits of $4.1 million or 11.0% reflecting volume increases and commercial and correspondent customers' decisions to pay fees for banking services in place of maintaining deposit balances; an increase in trust income of $5.4 million or 31.2% due to growth in assets and related fees in the Personal Trust, Investment Services and Employee Benefit areas; and an increase in fees for international services of $1.3 million or 8.1% principally due to increased volume from new foreign branches opened over the past year. Also contributing to the growth in non-interest income was the inclusion of $4.6 million of fees earned by Financial Telesis, a third-party provider of lockbox processing and data management services which was acquired by CoreStates on December 31, 1992.

Non-financial expenses for the fourth quarter of 1993 totaled $266.4 million, a decrease of $37.1 million from the fourth quarter of 1992. Comparability of fourth quarter 1993 and 1992 expenses was impacted by: the formation of the EPS joint venture; the acquisition of Financial Telesis; and by certain significant expenses recorded in the fourth quarter of 1992 including $16.2 million for systems enhancements and operations consolidations, $7.4 million of expenses associated with personnel related initiatives; and $4.5 million for streamlining business operations. Excluding the impact of EPS, Financial Telesis and the significant expenses in the fourth quarter of 1992, total non-financial expenses increased less than 3% for the fourth quarter of 1993.

CoreStates Financial Corp and Subsidiaries

FOURTH QUARTER RESULTS: Continued

Condensed Consolidated Statement of Income
(in thousands, except per share amounts)
                                                        Three Months Ended
                                                           December 31,
                                                        ------------------
                                                          1993      1992
                                                        --------  --------
Interest income and fees..............................  $376,940  $384,585
Interest expense......................................    95,602   110,668
                                                        --------  --------
    Net interest income...............................   281,338   273,917
Provision for losses on loans.........................    25,000    27,000
                                                        --------  --------
    Net interest income after provision for losses on
     loans............................................   256,338   246,917
Non-interest income...................................   132,537   159,586(a)
Non-financial expenses................................   266,373   303,475
                                                        --------  --------
Income before income taxes............................   122,502   103,028
Provision for income taxes............................    37,190    33,921
                                                        --------  --------
Net income............................................  $ 85,312  $ 69,107
                                                        ========  ========

PER COMMON SHARE DATA
(Based on weighted average shares of 117.269 million
 in 1993 and 116.422 million in 1992):
Net income............................................      $.73      $.59
                                                            ====      ====
Cash dividends declared...............................      $.30      $.27
                                                            ====      ====

- --------------------------------------
(a) Includes a $41.1 million pre-tax gain recorded on the formation of a joint venture.

CoreStates Financial Corp and Subsidiaries

CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES

Three Months Ended                                         December 31, 1993             September 30, 1993
                                                      ----------------------------  ----------------------------
                                                       Average            Income/    Average            Income/
                                                       balance    Rate    expense    balance    Rate    expense
                                                      ---------  ------  ---------  ---------  ------  ---------
                                                      (000,000)            (000)    (000,000)            (000)
INTEREST EARNING ASSETS
Time deposits, principally Eurodollars (a)........     $ 1,145    3.46%  $  9,983    $ 1,158    3.22%  $  9,386
Investment securities(b):
  U.S. Government.................................       2,200    5.23     29,007      2,163    5.70     31,087
  State and municipal.............................         322    8.88      7,150        337    8.72      7,347
  Other...........................................         143    2.99      1,078        136    5.10      1,748
                                                       -------           --------    -------           --------
            Total investment securities...........       2,665    5.54     37,235      2,636    6.05     40,182
Federal funds sold................................          90    2.84        644         62    3.51        548
Trading account securities........................           2    5.60         28          2    4.80         24
Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and other..............       7,049    8.05    142,967      7,005    8.12    143,408
    Real estate...................................       4,213    7.51     79,726      4,482    7.87     88,878
    Consumer......................................       2,203   12.65     70,256      2,061   11.89     61,785
    Financial institutions........................         756    6.05     11,520        724    5.78     10,547
    Factoring receivables.........................         614    8.55     13,233        579   10.26     14,969
    Lease financing...............................         541    8.14     11,011        514    8.36     10,738
  Foreign.........................................         572    4.69      6,766        505    5.03      6,400
                                                       -------           --------    -------           --------
            Total loans, net of discounts.........      15,948    8.35    335,479     15,870    8.42    336,725
                                                       -------           --------    -------           --------
            Total interest earning assets (d).....     $19,850    7.66    383,369    $19,728    7.78    386,865
                                                       =======   -----   --------    =======   -----   --------
FUNDING SOURCES
Interest bearing liabilities(b):
  Deposits in domestic offices (e):
    Commercial....................................     $   290    3.34      2,443    $   268    3.14      2,121
    NOW accounts..................................       1,208     .38      1,049      1,180     .30        813
    Money Market Accounts.........................       3,216    1.97     15,912      3,181    1.94     15,496
    Consumer savings..............................       2,262    1.07      6,104      2,322    1.22      7,156
    Consumer certificates.........................       3,059    4.48     34,577      3,127    4.36     34,383
  Time deposits of overseas branches
   and subsidiaries...............................         707    2.28      4,059        672    2.62      4,442
                                                       -------           --------    -------           --------
          Total interest bearing deposits.........      10,742    2.39     64,144     10,750    2.40     64,411
  Short-term funds borrowed:
    Federal funds purchased.......................         967    3.27      7,960        983    2.89      7,156
    Commercial paper..............................         554    3.14      4,387        627    3.13      4,943
    Other.........................................         310    7.70      6,016        367    3.56      3,289
                                                       -------           --------    -------           --------
            Total short-term funds borrowed.......       1,831    3.98     18,363      1,977    3.09     15,388
  Long-term debt (f)..............................       1,400    3.71     13,095      1,386    4.61     16,096
                                                       -------           --------    -------           --------
            Total interest bearing liabilities....      13,973    2.71     95,602     14,113    2.70     95,895
Portion of non-interest bearing funding
  sources.........................................       5,877                         5,615
                                                       -------           --------    -------           --------
            Total funding sources.................     $19,850    1.91     95,602    $19,728    1.93     95,895
                                                       =======   -----   --------    =======   -----   --------
Net interest income and net interest margin.......                5.75%  $287,767               5.85%  $290,970
                                                                 =====   ========              =====   ========

                                                           December 31, 1992
                                                      ----------------------------
                                                       Average            Income/
                                                       balance    Rate    expense
                                                      ---------  ------  ---------
                                                      (000,000)            (000)
INTEREST EARNING ASSETS
Time deposits, principally Eurodollars (a)........     $ 1,551    3.52%  $ 13,713
Investment securities(b):
  U.S. Government.................................       1,987    6.62     33,060
  State and municipal.............................         412    9.49      9,773
  Other...........................................         194    5.78      2,871
                                                       -------           --------
            Total investment securities...........       2,593    7.00     45,650
Federal funds sold................................         258    3.11      2,016
Trading account securities........................           1    6.37         26
Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and other..............       6,420    7.95    128,319
    Real estate...................................       4,561    8.69     99,657
    Consumer......................................       1,989   12.35     61,737
    Financial institutions........................         749    6.13     11,548
    Factoring receivables.........................         520    9.19     12,013
    Lease financing...............................         434    9.23     10,014
  Foreign.........................................         463    5.96      6,933
                                                       -------           --------
            Total loans, net of discounts.........      15,136    8.68    330,221
                                                       -------           --------
            Total interest earning assets (d).....     $19,539    7.97    391,626
                                                       =======   -----   --------
FUNDING SOURCES
Interest bearing liabilities(b):
  Deposits in domestic offices (e):
    Commercial....................................     $   391    3.21      3,152
    NOW accounts..................................       1,187    1.31      3,550
    Money Market Accounts.........................       3,227    2.06     16,628
    Consumer savings..............................       2,196    2.11     11,621
    Consumer certificates.........................       3,601    4.69     42,411
  Time deposits of overseas branches
   and subsidiaries...............................         731    2.71      4,986
                                                       -------           --------
          Total interest bearing deposits.........      11,333    2.92     82,348
  Short-term funds borrowed:
    Federal funds purchased.......................         816    2.95      6,050
    Commercial paper..............................         543    3.21      4,383
    Other.........................................          40   11.80      1,186
                                                       -------           --------
            Total short-term funds borrowed.......       1,399    3.30     11,619
  Long-term debt (f)..............................       1,250    5.39     16,701
                                                       -------           --------
            Total interest bearing liabilities....      13,982    3.15    110,668
Portion of non-interest bearing funding
  sources.........................................       5,557
                                                       -------           --------
            Total funding sources.................     $19,539    2.25    110,668
                                                       =======   -----   --------
Net interest income and net interest margin.......                5.72%  $280,958
                                                                 =====   ========

NON-INTEREST EARNING ASSETS
Cash..............................................   $ 2,110                   $ 2,054                   $ 2,014
Allowance for loan losses.........................      (353)                     (344)                     (330)
Other assets......................................     1,319                     1,393                     1,627
                                                     -------                   -------                   -------
            Total non-interest earning assets.....   $ 3,076                   $ 3,103                   $ 3,311
                                                     =======                   =======                   =======
NON-INTEREST BEARING FUNDING SOURCES
Demand deposits:
  Domestic........................................   $ 5,287                   $ 5,066                   $ 5,216
  Foreign.........................................       377                       385                       368
Other liabilities.................................     1,423                     1,429                     1,602
Shareholders' equity..............................     1,866                     1,838                     1,682
Non-interest bearing funding sources used to fund
  earning assets..................................    (5,877)                   (5,615)                   (5,557)
                                                     -------                   -------                   -------
           Total net non-interest bearing funding
              sources.............................   $ 3,076                   $ 3,103                   $ 3,311
                                                     =======                   =======                   =======
SUPPLEMENTARY AVERAGES
Net demand deposits...............................   $ 4,198                   $ 4,249                   $ 4,374
Net Federal funds purchased.......................       878   3.31%  $ 7,316      921   2.85%  $ 6,608      558   2.88%  $ 4,034
Certificates of deposit in domestic offices over
  $100,000........................................       273   3.42     2,350      245   3.41     2,107      322   3.98     3,222
Average prime rate................................             6.00                      6.00                      6.00

(a) Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of interest rate swaps is recognized as an adjustment to interest income or expense of the related hedged asset or liability
(c) Yields and income on loans include fees on loans.
(d) Non-performing loans are included in interest earning assets.
(e) Average balances on time deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.
(f) Rates on long-term debt are based on average balances excluding average capital lease obligations.

CoreStates Financial Corp and Subsidiaries
GRAPHICS APPENDIX LIST

EDGAR Version                                         Typeset Version
- -------------                                         ---------------

Narrative description of graphs from the Management's Discussion and Analysis of Financial Condition and Results of Operations:

Page 11 contains the plotting points for the         The Average Common Equity to Assets graph is a 1990, 1991, 1992, and 1993
Average Common Equity to Assets Graph                five year, vertical bar graph with the years 1989, listed along the x axis.
                                                     Lines numbering 0 to 8 are drawn along the y axis and represent, in percent, the average common equity to assets ratio. There are 2 bars for each year: the first representing the CoreStates ratio and the second representing the
                                                     Montgomery Securities Regional Bank index ratio.


Page 14 contains the plotting points for the         The Wholesale Loans by Industry graph is a horizontal bar graph with 9
Wholesale Loans by Industry Graph                    wholesale loan industries listed down the y axis. One bar extends out from each industry, parallel to the x axis and represents the industry's
                                                     December 31, 1993 loan outstandings as a percentage of December
                                                     31, 1993 equity. A second bar is overlayed on top of the first bar and represents the percentage of the industry's loan outstandings that are non-
                                                     performing.

Page 22 contains the plotting points for the         The Non-performing Assets to Loans Plus OREO graph is a five year, vertical
Non-performing Assets to Loans Plus OREO Graph       vertical bar graph with the years 1989, 1990, 1991, 1992, and 1993 listed along the x axis. Lines numbering 0 to 5 are drawn along the y axis and represent, in percent, the non-performing assets to loans plus OREO ratio. There are 2 bars for each year: the first representing the CoreStates ratio and the second representing the Montgomery Securities Regional Bank Index ratio.

Page 25 contains the plotting points for the         The Net Interest Margin graph is a five year,vertical bar gralph with the
Net Interest Margin Graph                            years 1989, 1990, 1991, 1992, and 1993 listed along the x axis. Lines numbering
                                                     0 to 6 are drawn along the y axis and represent, in percent, the net interest margin ratio. There are 2 bars for each year: the first representing the
                                                     CoreStates ratio and the second representing the Montgomery Securities Regional
                                                     Bank Index ratio.

CoreStates Financial Corp and Subsidiaries
GRAPHICS APPENDIX LIST - (continued)



Page 31 contains the plotting points for the         The Earning Asset Mix graph is a five year, vertical bar graph with the
Earning Asset Mix Graph                              years 1989, 1990, 1991, 1992, and 1993 listed along the x axis. One bar is drawn in each year to represent 100% of average earning assets. Each bar is divided into three sections along the y axis, representing the percentage of average earning assets comprised of: 1) loans, 2) investment securities, and 3)
                                                     short-term money market investments.


Page 31 contains the plotting points for the         The Funding Mix graph is a five year, vertical bar graph with the years 1989,
Funding Mix Graph                                    1990, 1991, 1992, and 1993 listed along the x axis. One bar is drawn in each year to represent 100% of average earning assets, excluding short-term money market investments. Each bar is divided into three sections along the y axis, representing the percentage of: 1) equity and other non-interest bearing sources, 2) long-term debt and other borrowed funds, and 3) Money Market,
                                                     NOW, consumer savings and certificate accounts to average earning assets.

Page 32 contains the plotting points for the         The Operating Revenue graph is a five year, vertical bar graph with the years
Operating Revenue Graph                              1989, 1990, 1991, 1992, and 1993 listed along the x axis. One bar is drawn in each year to represent the total dollar amount of operating revenue (tax equivalent net interest income plus non-interest income) recorded, in millions. Each bar is divided into three sections along the y axis, representing the dollar amount of operating revenue derived from: 1) loan and investment related net interest income, 2) net interest income derived from non-credit balances, and 3) non-interest income.

