Form 10-K, Exhibit 13
period 1994-12-31
CORESTATES FINANCIAL CORP
filed 1995-03-15
CIK 69952

                  CoreStates Financial Corp and Subsidiaries

            Exhibit 13 - Portions of the Registrant's Annual Report

1994 Annual Report
CoreStates Financial Corp and Subsidiaries


CONTENTS OF FINANCIAL SECTION                                                                     PAGE
                                                                                                  ----

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS                                                     3-41

FINANCIAL STATEMENTS

Management's Report on Internal Controls over
     Financial Reporting...................................                                       42
Independent Accountants' Report and Report of
     Independent Auditors..................................                                       43-44
Consolidated Statements of Income for the
     years ended December 31, 1994, 1993 and 1992..........                                       45
Consolidated Balance Sheets as of December 31, 1994
     and 1993..............................................                                       46
Consolidated Statements of Changes in Shareholders'
     Equity for the years ended December 31, 1994,
     1993 and 1992.........................................                                       47
Consolidated Statements of Cash Flows for the years ended
     December 31, 1994, 1993 and 1992......................                                       48
Notes to the Consolidated Financial Statements.............                                       49-75

SUPPLEMENTAL FINANCIAL DATA

Six Year Average Balance Sheet, Statement of Income
     and Balance Sheet.....................................                                       76-81
Shareholders' and Other Selected Data......................                                       82
Rate/Volume Analysis Taxable Equivalent Basis..............                                       83
Loan Portfolio, Risk Elements and Allowance for
     Loan Losses Data......................................                                       84-88
Selected Maturity and Interest Sensitivity Data............                                       88-91
Fourth Quarter Results.....................................                                       92-95

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

In 1994, CoreStates Financial Corp ("CoreStates") achieved solid earnings performance amid the challenges of rising interest rates, merger consolidations and a moderate business climate. Driving 1994 earnings performance were a strong net interest margin, improved credit quality and expense management.
CoreStates' operating income for 1994, defined as net income excluding merger-related charges and the cumulative effect of a change in accounting principle was $416.2 million, or $2.92 per share, reflecting growth of 17.3% on a per share basis, when compared to operating income of $362.4 million, or $2.49 per share in 1993. See "Strategic Actions in 1994 - Acquisitions" beginning on page 5 for a detailed discussion of merger-related charges. CoreStates recorded net income, before the cumulative effect of a change in accounting principle, of $248.8 million, or $1.75 per share in 1994.

Key performance measures based on operating income continued to improve in 1994, and are among the highest in the banking industry. Returns on average equity and assets were 18.34% and 1.50%, respectively, in 1994, compared to 16.49% and 1.31%, respectively, in 1993. The 1994 Montgomery Securities Regional Bank composites for returns on average equity and assets were 15.84% and .88%, respectively. The Montgomery Securities Regional Bank composite is comprised of the 41 largest regional banking companies, in terms of assets, in the United States including CoreStates.

The improvement in 1994 operating income was primarily due to an increase in taxable equivalent net interest income of $58.8 million, or 4.4%. The net interest margin in 1994 was 5.80%, compared to 5.59% in 1993. The increases in the level of taxable equivalent net interest income and in the net interest margin were primarily the result of improved average loan demand, wider interest rate spreads and a lower level of non-performing loans. While the rising interest rate environment experienced during 1994 has negatively impacted earnings and net interest margin at some banking companies, CoreStates' interest rate risk management practices have continued to generate a strong and stable net interest margin. CoreStates strives to maintain a neutral interest rate risk sensitivity and avoids taking speculative positions based on interest rate movement. For a detailed discussion of CoreStates' interest rate risk management practices, see the "Asset and Liability Management" section beginning on page 27.

Also contributing to the 1994 improvement was a reduction of $19.3 million, or 15.9%, in CoreStates' provision for loan losses excluding $145.0 million of merger-related provisions recorded in 1994. This decrease resulted primarily from the improved credit environment at CoreStates, as evidenced by a 29.1% decline in non-performing assets from December 31, 1993.

CoreStates' total operating expenses, excluding other real estate owned expenses, as a percentage of total revenues, were 61.0% in 1994. This compares to an expense ratio of 62.7% in 1993. The expense ratio improved throughout each quarter of 1994 resulting from continued progress in achieving merger efficiencies and from the heightened attention to expense management created by the process redesign program (see "Strategic Actions in 1994 - Process Redesign" on page 7). For the fourth quarter of 1994, the expense ratio was below 60%.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

OVERVIEW - continued

Two 1994 acquisitions had a significant impact on 1994 results; Constellation Bancorp ("Constellation") acquired on March 16, 1994 and Independence Bancorp, Inc. ("Independence") acquired on June 27, 1994. The Constellation and Independence acquisitions were both accounted for as poolings of interests. After-tax merger-related charges totaling $127.8 million, or $.89 per share, for Constellation and $39.6 million, or $.28 per share, for Independence were recorded in connection with changes in strategic direction related to problem assets and to conform those banks' consumer lending charge-off policies to those of CoreStates, and for expenses directly attributable to the acquisitions. Excluding the impact of merger-related charges, these two acquisitions resulted in approximately $.17 dilution to CoreStates' 1994 earnings per share. All prior period data have been restated to include Independence and Constellation.

On a business line basis, CoreStates' 1994 earnings improvement reflects another year of strong growth achieved by the Wholesale Banking business, as that business line's net income increased $40.2 million, or 23.2% over 1993. This growth was primarily driven by a 6.8% increase in net interest income due to higher average loan balances, wider interest rate spreads on prime-based loans and substantial reductions in non-performing assets. The growth in average loans was principally in the higher yielding asset-based lending portfolio at Congress Financial Corporation. Wholesale Banking's provision for loan losses was reduced 28.9% due to improvements in credit quality. For a more detailed analysis of the performance of Wholesale Banking and CoreStates' other business lines, refer to the "Business Line Results" section beginning on page 8.

Operating results, key financial ratios and per share information are summarized in the following table (in millions, except per share):

                                                                              Percentage
                                                                          increase(decrease)
                                                                          ------------------

                                  1994           1993          1992      '94/'93      '93/'92
                                --------       --------      --------    -------     ----------
OPERATING RESULTS
Net interest income (taxable
  equivalent basis)...........  $1,410.6       $1,351.8      $1,283.5       4.4%        5.3%
                                ========       ========      ========
Income before the cumulative
  effect of a change in
  accounting principle,
  net of tax..................  $  248.8       $  362.4      $  268.1     (31.3)       35.2
Add back after-tax merger-
  related charges.............     167.4
                                 --------      --------      --------
Operating income..............  $  416.2       $  362.4      $  268.1      14.8        35.2
                                ========       ========      ========

Operating income per share....  $   2.92       $   2.49      $   1.97      17.3        26.4
Return on average equity (a)..     18.34%         16.49%        13.75%
Return on average assets (a)..      1.50           1.31           .97
Net interest margin...........      5.80           5.59          5.32
Average common shares
   outstanding................   142.498        145.398       135.813

- ------------------------
(a)  Calculated based on "Operating income."

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

OVERVIEW - continued

COMPARISON OF 1993 TO 1992

Income before the cumulative effect of a change in accounting principle of $362.4 million, or $2.49 per share for 1993 grew 26.4% on a per share basis when compared to $268.1 million, or $1.97 per share for 1992. The growth in earnings for 1993 reflected the broad strength in CoreStates' basic banking businesses. Contributing to the growth in 1993 earnings were similar factors as those contributing to 1994 growth. Increases in net interest income and the net interest margin were primarily due to loan demand and significant reductions in non-performing assets, and a reduction in the provision for loan losses resulted from improvements in credit quality.

NON-PERFORMING ASSETS

Non-performing assets at December 31, 1994 totalled $310.9 million, a decline of $127.8 million, or 29.1% from December 31, 1993. The decrease in non-performing assets as compared to the level at December 31, 1993 was principally in non-performing real estate assets which were down $119.4 million, or 38.1% from year-end 1993. At December 31, 1994 the allowance for loan losses at $500.6 million was 203.3% of non-performing loans. This compares to $450.8 million and 148.7% at December 31, 1993.

ACCOUNTING CHANGES AFFECTING INCOME

During the first quarter of 1994, Independence recognized a $3.4 million after-tax, or $.02 per share, impairment loss on certain mortgage securities as a cumulative effect of a change in accounting principle. The loss was the result of a writedown to fair value of these securities, which were deemed to be impaired. This resulted from the Financial Accounting Standards Board's ("FASB") 1994 interpretation of Statement of Financial Accounting Standards No. 115 ("FAS 115"). The interpretation, reached by a consensus of the FASB Emerging Issues Task Force in March 1994, provides more definitive criteria for recognition of impairment losses on these types of securities.

Effective January 1, 1993, CoreStates adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"). FAS 112 requires that employers accrue the costs associated with providing benefits, such as salary and benefit continuation under disability plans, when payment of the benefits is probable and the amount of the obligation can be reasonably estimated. CoreStates recognized the January 1, 1993 FAS 112 transitional liability of $20.0 million, $13.0 million after-tax or $.09 per share, as the cumulative effect of a change in accounting principle in 1993.

In 1992, CoreStates adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106") effective January 1, 1992. FAS 106 requires that employers accrue the costs associated with providing postretirement benefits during the active service periods of employees. CoreStates recognized the January 1, 1992 transitional liability of $128.7 million, $84.9 million after-tax or $.62 per share, as the cumulative effect of a change in accounting principle in 1992.

STRATEGIC ACTIONS IN 1994

ACQUISITIONS

CoreStates evaluates merger and acquisition opportunities where potential for shareholder value enhancement, strategic growth and franchise development exist. CoreStates makes acquisitions to supplement corporate and business line strategies, not solely to drive earnings growth. Acquisition opportunities are evaluated by a specialized staff aided by teams of business line managers who are responsible for planning and executing due diligence and integration activities.

The following discussion summarizes CoreStates' more significant acquisition activity during 1994.

CONSTELLATION - On March 16, 1994, CoreStates acquired Constellation Bancorp ("Constellation") a New Jersey bank holding company with $2.3 billion in assets and $2.1 billion in deposits. As a result of this transaction, approximately
11.3 million new shares of CoreStates' common stock were issued. The transaction was accounted for as a pooling of interests.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

STRATEGIC ACTIONS IN 1994 - CONTINUED

The acquisition of Constellation, which operates mostly in northern and central New Jersey, is highly complementary to the branch network and businesses of CoreStates' New Jersey National Bank ("NJNB") subsidiary and the merged bank is the fifth largest in New Jersey with more than $6 billion in assets. The acquisition creates the strength of presence CoreStates considers necessary in the strategically important commercial and industrial middle region of New Jersey.

Subsequent to the March 16, 1994 consummation of the Constellation acquisition, Constellation recorded merger-related charges in the first quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform its consumer lending charge-off policies to those of CoreStates, and for expenses directly attributable to the acquisition. These merger-related charges totaled $127.8 million after-tax, or $.89 per share. On a pre-tax basis, the merger-related charges consisted of a $120.0 million provision for loan losses, a $28.0 million addition to the OREO reserve, $13.0 million for the writedown of purchased mortgage servicing rights and related assets, and $34.0 million for expenses directly attributable to the acquisition including $8.0 million of severance costs related to approximately 370 employees.

In addition to the impact of the merger-related charges, the Constellation acquisition resulted in approximately $.02 dilution to CoreStates' 1994 earnings per share. With the successful integration and consolidation of Constellation's operations, 49 branches and other businesses into NJNB on April 29, 1994, CoreStates expects to realize pre-tax expense efficiencies of approximately $35 million annually and a positive contribution to earnings per share in 1995.

INDEPENDENCE - On June 27, 1994, CoreStates acquired Independence Bancorp, Inc. ("Independence"), a Pennsylvania bank holding company with $2.6 billion in assets and $2.1 billion in deposits. As a result of this transaction, approximately 16.6 million new shares of CoreStates' common stock were issued. The transaction was accounted for as a pooling of interests.

Subsequent to the June 27, 1994 consummation of the Independence acquisition, Independence recorded merger-related charges in the second quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform its consumer lending charge-off policies to those of CoreStates, and for expenses directly attributable to the acquisition. These merger-related charges totaled $39.6 million after-tax, or $.28 per share. On a pre-tax basis, the merger-related charges consisted of a $25.0 million provision for loan losses, a $4.0 million addition to the OREO reserve, and $29.7 million for expenses directly attributable to the acquisition including $5.0 million of severance costs related to approximately 345 employees.

The 54 branches of Independence's four Pennsylvania bank subsidiaries were merged into CoreStates' lead banking subsidiary, CoreStates Bank, N.A. ("CBNA") on November 18, 1994. Independence's operating areas and other businesses also were integrated successfully into CoreStates on that date. In addition to the impact of the merger-related charges, the Independence acquisition resulted in approximately $.15 dilution to CoreStates' 1994 earnings per share. With the November 18th integration, CoreStates expects to realize pre-tax expense efficiencies of approximately $35 million annually and earnings per share dilution will be eliminated by the fourth quarter of 1995.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS:  CONTINUED

STRATEGIC ACTIONS IN 1994 - CONTINUED

GERMANTOWN - On December 2, 1994, CoreStates acquired Germantown Savings Bank ("Germantown"), a $1.6 billion Pennsylvania chartered stock savings bank. Germantown was purchased for approximately $260 million, of which approximately 55% was paid in CoreStates common stock and 45% was paid in cash. The acquisition was accounted for under the purchase method of accounting and accordingly, the results of operations of Germantown were combined with CoreStates' results since the date of acquisition. Intangible assets of approximately $191 million were created in this acquisition. For the period January 1, 1994 through the date of acquisition, Germantown recorded net income of $20.7 million. As a result of this acquisition, CoreStates issued approximately 5.9 million shares of common stock out of treasury shares.

The 32 branches of Germantown were merged legally into CBNA on December 2, 1994 and will be merged operationally into CBNA's branch network on March 17, 1995. This in-market acquisition is expected to result in annual pre-tax expense savings of approximately $23 million, partially offset by approximately $12 million of annual after-tax amortization expense related to the intangible assets created as a result of purchase accounting. The Germantown acquisition is expected to add to earnings per share in the first quarter of 1995. As a result of this acquisition, approximately 200 employees are expected to be displaced.

NATIONAL REMITTANCE CENTERS - On January 27, 1995, CoreStates acquired Nationwide Remittance Centers, Inc. ("NRC"), the largest independent remittance processor in the United States. NRC will join CoreStates' third-party remittance processing company, CashFlex, a subsidiary of CBNA, to create the second largest lockbox processor in the country. Upon completion of this transaction, CashFlex will service more than 60 major financial institutions and will be processing 300 million payment items annually. This acquisition affirms CoreStates' commitment to growing its fee-based businesses and to building on its expertise in cash management. Fees earned by NRC were approximately $20 million on an annual basis.

MAJOR INITIATIVES

PROCESS REDESIGN - In order to build upon CoreStates' strong financial condition and sustain previous financial successes, and accomplish this goal in the competitive financial services environment in which CoreStates operates, management has authorized an intensive review of all aspects of CoreStates' operations and businesses. Based upon this review, CoreStates will redesign its processes, as appropriate, to achieve the following objectives: (i) to enhance CoreStates' customer focus; (ii) to accelerate the culture changes already in progress at CoreStates; and (iii) to improve productivity.

CoreStates expects that this review will identify many current processes which do not contribute value for customers and that the resulting process redesign will lead to reductions in the number of jobs and future expense levels, and increases in future revenues. CoreStates has designed this process to be completed at the end of the first quarter of 1995. CoreStates further expects to record a charge against earnings in the first quarter of 1995 for the costs associated with the process redesign.

The amount of the restructuring charge and the impact of the process redesigns on future results cannot be determined at this time.

ONE BANK, ONE NAME, ONE MISSION - The branches and trade divisions of CBNA which previously had been operating and marketing under separate identities, have adopted the name CoreStates Bank as the new identity for their banking businesses.

Upon merging CBNA with NJNB, that combined entity also will operate under the name CoreStates Bank. Regulatory approval for this interstate combination has been received.

The benefits of replacing the various trade names will be less customer confusion and unified marketing and advertising under one name. The combination of the Pennsylvania and New Jersey banking subsidiaries will significantly increase customer convenience.

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

  This section of management's discussion and analysis presents the performance results of CoreStates' four core businesses: Wholesale Banking; Consumer Financial Services; Trust and Investment Management; and Electronic Payment Services, Inc. ("EPS"), an affiliate . Each core business is comprised of well-defined business lines with market or product specific missions.

  Corporate overhead, processing and support costs, and the loan loss provision are allocated along with the impact of balance sheet management and hedging activities of CoreStates. A matched maturity transfer pricing system is used to allocate interest income and interest expense. All business lines in the four core businesses are allocated equity utilizing regulatory risk-based capital guidelines as well as each business line's fixed assets and other capital investment requirements. Intangible assets and associated costs are also allocated to relevant business units. The development of these allocation methodologies is a continuous process at CoreStates.

  The Corporate category includes the income and expense impact of unallocated equity; unusual or non-recurring items not attributable to the operating activities of the four major business areas; emerging business activities not directly related to the four major business areas; and miscellaneous items.

  The earnings contribution of these core businesses is reflected in the table below (in millions):

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS:  CONTINUED

BUSINESS LINE RESULTS - continued

                                                        Consumer          Trust and
                                     Wholesale          Financial         Investment          EPS, Inc.
taxable equivalent                    Banking           Services          Management          Affiliate          Corporate
                                  ---------------   -----------------   ----------------   ---------------   -----------------
basis)                            1994     1993      1994      1993     1994      1993      1994    1993     1994(b)    1993
                                  ------  -------   ------   --------   -----    -------   ------  -------   -------   -------
Net interest income............  $ 637.5  $ 596.7  $ 671.6   $ 650.3   $ 30.4    $ 31.0   $ (6.0)  $ (5.7)   $  77.1   $  79.5
Provision for loan
  losses.......................     44.2     62.2     56.6      58.0      1.1       1.0                        145.0
Non-interest income............    219.9    216.9    175.0     189.0     98.3     104.4     31.8     13.2       42.5      50.5
Non-financial expenses.........    462.1    469.7    591.0     593.7    112.9     113.4                        151.6      65.1
                                   -----    -----    -----     -----    -----     -----     ----     ----     ------      ----
Income (loss) before
  income taxes.................    351.1    281.7    199.0     187.6     14.7      21.0     25.8      7.5     (177.0)     64.9
Income tax expense (benefit)...    137.8    108.6     77.5      71.6      5.5       7.7      9.1     (0.7)     (65.1)     13.1
                                   -----    -----    -----     -----    -----     -----     ----     ----     ------      ----

Net income (loss)..............  $ 213.3  $ 173.1  $ 121.5   $ 116.0   $  9.2    $ 13.3   $ 16.7   $  8.2    $(111.9)  $  51.8
                                 =======  =======  =======   =======   ======    ======   ======   ======    =======   =======

Return on assets...............     1.39%    1.17%    1.65%     1.51%    1.33%     1.93%   21.41%   11.88%     (2.70)%    1.17%
Return on equity (a)...........    25.01    21.86    33.84     31.69    34.07     47.50   417.50   205.00     (10.90)     5.14
Average assets.................  $15,396  $14,829  $ 7,358   $ 7,674   $  692    $  689   $   78   $   69    $ 4,143   $ 4,439
Average equity (a).............      853      792      359       366       27        28        4        4      1,027     1,008


taxable equivalent                       Total
                                  --------------------
basis)                              1994        1993
                                  --------    --------
Net interest income............   $1,410.6    $1,351.8
Provision for loan
  losses.......................      246.9       121.2
Non-interest income............      567.5       574.0
Non-financial expenses.........    1,317.6     1,241.9
                                   -------     -------
Income (loss) before
  income taxes.................      413.6       562.7
Income tax expense (benefit)...      164.8       200.3
                                   -------     -------

Net income (loss)..............   $  248.8(c) $  362.4(c)
                                   =======     =======

Return on assets...............        .90%       1.31%
Return on equity (a)...........      10.96       16.49
Average assets.................   $ 27,667    $ 27,700
Average equity (a).............      2,270       2,198

____________________________________

(a) Equity is allocated to business lines in the four core business segments by applying a factor of 5.0% against average risk-weighted assets and adding intangible assets.
(b) Includes $120.0 million in the provision for loan losses and $75.0 million in other operating expenses related to the Constellation acquisition and $25.0 million in the provision for loan losses and $33.7 million in other operating expenses related to the Independence acquisition.
(c) Based on income before cumulative effect of a change in accounting principle.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS:  CONTINUED

BUSINESS LINE RESULTS - continued

    WHOLESALE BANKING is organized into six business lines: Corporate Middle Market; Corporate and Institutional Banking; Investment Banking; Cash Management; International Banking; and Specialized Banking. Wholesale Banking continued its strong performance in 1994 as net income increased $40.2 million, or 23.2% above 1993. This increase was due primarily to growth in net interest income and a decline in the provision for loan losses. Net interest income was $40.8 million, or 6.8% above 1993 due to higher loan outstandings, higher interest rate spreads on loans, lower levels of non-performing loans, and higher loan fees. Average loan outstandings increased 5.4% from the prior year, principally due to growth in the higher yielding asset-based lending portfolio at Congress. Average non-performing loans declined 31.1% from the prior year. The increase in loan fees principally resulted from loan prepayments and fees collected on new loans. The provision for loan losses declined 28.9% as the overall quality of the loan portfolio improved. Also contributing to the growth in net income for 1994 was a $3.0 million, or 1.4%, increase in non-interest revenue. The growth in non-interest income was attributable to cash management revenues (including international service fees) which were 5.1% above 1993. Growth in international service fees, and the value of deposit balances maintained by customers in lieu of paying cash fees for deposit services, which is included in net interest income, more than offset a 3.5% year-to-year decline in service charges on deposits related to the rising interest rate environment in 1994.

    CONSUMER FINANCIAL SERVICES includes the Community Banking, Mortgage Services and Specialty Products business lines. Specialty Products includes Credit Card, Student Lending, Card Linx (CoreStates' merchant credit card processing business), and Synapsys (CoreStates' credit card processing subsidiary). Community Banking's 1993 results include the Virgin Islands operation center and five branches until their sale on September 30, 1993. The Virgin Islands operation, for the remainder of 1993 and the entire year of 1994, consisted of two branches. Those two branches were sold on December 30, 1994 at a pre-tax gain of $1.9 million.

    Net income for Consumer Financial Services of $121.5 million in 1994 was $5.5 million, or 4.7% above 1993. This increase reflects growth in Specialty Products and Community Banking, partially offset by a decline in income from Mortgage Services. The growth in combined net income was primarily due to a $21.3 million increase in net interest income, which was partially offset by a $14.0 million decline in non-interest income. Also contributing to 1994 net income growth was management's continued emphasis on cost control, as well as synergies realized from the Constellation acquisition, which resulted in a $2.7 million decline in non-financial expenses.

    The increase in net interest income of $21.3 million, or 3.3% in 1994, would have been greater if not for the impact of the $6.4 million decline in the Virgin Islands net interest income due to the sale of five branches in the third quarter of 1993. Excluding the impact of the sale, Consumer net interest income grew $27.7 million, or 4.3%. The single most important factor for this increase was the strong growth of $24.0 million, or 22.0% in net interest income from the credit card portfolio, resulting from a $209.0 million, or 19.6% increase in average credit card outstandings. Community Banking net interest income, excluding the Virgin Islands impact, was approximately $5.8 million higher than 1993. Favorable deposit spreads in the latter part of the year more than offset declines in the net interest income due to lower loan outstandings. Community Banking average loan outstandings, excluding the Virgin Islands, were down $.2 billion, or 3.8% from 1993 due in part to portfolio sales and to weak consumer loan demand. Average deposits, excluding the Virgin Islands, were approximately level with 1993.

    Non-interest income was down $14.0 million, or 7.4% compared to 1993. The decline was principally due to gains on sales of mortgage portfolios realized in 1993, as well as reduced mortgage servicing fees resulting from the portfolio sales. Community Banking service charges on deposit accounts and securitization gains and fees were both slightly higher than 1993.

    Non-financial expenses declined by $2.7 million, or .5%. Excluding the impact of the Virgin Islands sale, non-financial expenses increased by only $4.9 million, or .8%, reflecting management's ongoing cost control efforts, as well as merger-related synergies.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

BUSINESS LINE RESULTS - continued

    TRUST AND INVESTMENT MANAGEMENT is organized into four business lines:
Institutional Trust; Personal Trust; Private Banking; and Investment Management. Net income of $9.2 million was down $4.1 million, or 30.8% from 1993. The decline in net income was due to a $6.1 million, or 5.8% decline in non-interest income and a $.6 million, or 1.9% decline in net interest income. The decline in net interest income was due to soft loan demand and narrower loan spreads in Private Banking, and lower balance credits in Corporate Trust. Bond refunding levels of early 1993 have not been repeated in 1994, thus reducing the level of balances that generate credits in Corporate Trust. The decline in non-interest income was caused by declines in the financial markets which generated lower asset values, as well as customer attrition principally in Institutional Trust. Fee growth was hampered by lower than anticipated new business and the instability of the equity and bond markets. Fee growth in Investment Management partially offset the declines in Personal Trust and Institutional Trust. Asset growth in the CoreFund family of Mutual Funds was 4.0%, contributing to much of the fee growth in Investment Management.

    ELECTRONIC PAYMENT SERVICES, INC. ("EPS") was formed on December 4, 1992 through a separate contribution of the consumer electronic transaction processing businesses of CoreStates, Banc One Corporation, PNC Bank Corp and KeyCorp (formerly Society Corporation). EPS is the nation's leading provider of ATM and POS processing services. CoreStates received cash, preferred stock and common stock for the contribution of its MAC ATM network and BUYPASS POS businesses. CoreStates' ownership at formation was 31%.

    In December 1993, CoreStates and EPS mutually agreed to enter into a recapitalization of EPS involving the EPS preferred stock held by CoreStates.
In exchange for substantially all of the preferred stock, CoreStates received from EPS a ten-year 6.45% note providing for equal principal payments over the life of the note. The recapitalization does not affect the amount of the deferred gain generated in the 1992 contribution of the business lines to EPS, but does change the timing of the recognition of that $138 million deferred gain from a five-year period beginning in 1996 to a ten-year period beginning in 1994.

    EPS is pursuing a strategy of selective expansion through the entry of new banking companies into the joint venture. As a result of adding any new partners, CoreStates' share in the earnings of EPS would decline proportionately from the current 31%, but the income from businesses contributed by new partners is expected to increase EPS' earnings.

    Full year 1994 net income for CoreStates totaled $16.7 million versus $8.2 million in 1993. Most of the increase from the prior year is due to the recognition of one-tenth of the deferred gain. The 1994 results include non-interest income from CoreStates' 31% equity interest, recognition of the deferred gain, and interest income on the $250 million promissory note, partly offset by interest carrying charges on the net investment in EPS.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

BUSINESS LINE RESULTS - continued

    THE CORPORATE CATEGORY'S net income reflects $167.4 million in merger-related charges recorded in the first half of the year for the acquisitions of Constellation and Independence. The merger-related charges include a $145 million loan loss provision. The merger-related charges had an after-tax impact of $127.8 million for Constellation and $39.6 million for Independence. After adjusting for the acquisition costs, the Corporate Category's net income was above 1993 by $3.7 million. Non-interest income and non-financial expenses, after adjusting for merger-related costs of $108.7 million, are below 1993 levels. Unusual gains and expenses occurring in 1993 were not repeated in 1994. In 1993, an $11.0 million gain on the sale of five Virgin Island branches was reported. An expense of $10.0 million was recognized for the Transys start-up costs for the new check processing company.

CAPITAL STRENGTH

    Capital strength must be evaluated in the context of business risk exposures, including asset quality, interest sensitivity, liquidity and earnings diversification. CoreStates places a significant emphasis on the maintenance of strong capital which promotes investor confidence, helps provide access to the credit markets under favorable terms and enhances the flexibility to capitalize on business growth and acquisition opportunities. Capital is managed for each CoreStates subsidiary based on its respective risks and growth opportunities, as well as regulatory requirements. CoreStates is positioned to take advantage of market opportunities to strengthen capital. A shelf registration statement, which is in place, provides for a universal range of securities issuance, including: senior and subordinated debt, straight and convertible preferred securities and equity. The relative strength of CoreStates' capital is reflected in the chart "Average Common Equity/Assets".


Average Common Equity/Assets
- ----------------------------
Plotting Points for Graph
- -------------------------
(In percent)

                                     Average Common
                                      Equity/Assets
                                   -----------------------
                                             Montgomery
                                CoreStates   Securities*
                                -----------  ------------
  1994                            8.20%         5.30%
  1993                            7.94          6.87
  1992                            7.08          6.54
  1991                            6.50          6.09
  1990                            6.69          5.77

  * The Montgomery Securities Regional Bank Composite

    At December 31, 1994, common shareholders' equity totaled $2,350 million or 8.0% of total assets, compared with $2,368 million or 8.3% at year-end 1993. The year-end 1994 equity to assets ratio for the Montgomery Securities Regional Bank Composite was 7.1%. CoreStates has achieved steady internal capital generation throughout the past five years. Common shareholders' equity increased over the five years ended December 31, 1994 at a compound annual growth rate of 4.4%, while dividends paid increased at a compound annual growth rate of 7.4%.

    During 1994, CoreStates increased its quarterly dividend by 13.3% to $.34 per share beginning January 1995. CoreStates' dividend on its common stock was $1.24 per share in 1994, $1.14 per share in 1993 and $1.02 per share in 1992. The common dividend payout ratio was 42.5% for 1994 excluding merger-related charges, compared to 45.8% for 1993.

    In the fourth quarter of 1994, CoreStates called for redemption all of its $42 million of convertible subordinated debentures. As a result of the call, approximately .9 million common shares were issued on conversion of $22 million of the debentures. The conversion and redemption of these debentures is expected to result in lower future financing costs and elimination of potential future dilution.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CAPITAL STRENGTH - CONTINUED

    As a result of the mergers with Constellation and Independence, both accounted for as a poolings of interests, CoreStates issued approximately 27.9 million new shares of common stock in exchange for the common stock of the acquired banks. During 1994, CoreStates repurchased approximately 8.6 million shares of its own common stock. About 8.0 million of these shares in the aggregate were reissued for the dividend reinvestment plan, stock-based benefit plans, redemption of convertible subordinated debentures and the purchase of Germantown. Approximately 1.0 million shares remained as treasury shares at December 31, 1994.

    CoreStates and its bank subsidiaries are subject to minimum risk-based and leverage capital guidelines issued by the Federal Reserve Board and Comptroller of the Currency. The measurement of risk-based capital takes into account the credit risk of both balance sheet assets and off-balance sheet exposures. These guidelines require minimum risk-based capital ratios of 4% for Tier 1 capital and 8% for total capital. In addition, a minimum leverage ratio of Tier 1 capital to quarterly average total assets of 3% is required for banking organizations that are rated as strong. CoreStates' risk-based and leverage capital ratios decreased slightly in 1994 as a consequence of acquisition related activities, although the ratios remained well above the regulatory minimums. The following table illustrates CoreStates' risk-based and leverage capital ratios at December 31, 1994 and 1993:

RISK-BASED AND LEVERAGE CAPITAL RATIOS
- ----------------------------------------
At December 31,
- ---------------
($ in millions)


                                            1994                1993
                                           ------              ------
CAPITAL
Tier 1 capital..........................  $ 2,129             $ 2,279
Tier 2 capital..........................      935               1,002
Total qualifying capital................    3,064               3,281
ASSETS
Risk-adjusted assets....................   24,645              23,863
Average assets-
 leverage capital basis.................   27,316              27,603
RATIOS
Tier 1 capital ratio....................      8.6%                9.5%
Total capital ratio.....................     12.4                13.7
Tier 1 leverage ratio...................      7.8                 8.3

    Bank regulators apply substantially the same capital requirements to CoreStates' banking subsidiaries. A bank is considered "well capitalized", the highest regulatory category, if it has minimum Tier 1 and Total risk-based capital ratios of 6% and 10%, respectively, and a minimum Tier 1 leverage ratio of 5%. As illustrated in the following table, all of CoreStates' banking subsidiaries qualified as "well capitalized" at December 31, 1994.

BANK REGULATORY CAPITAL RATIOS
- ------------------------------
At December 31, 1994
- --------------------


                                           Capital Ratios
                                    --------------------------
                                    Tier 1   Total   Leverage
                                    ------   -----   --------
CoreStates Bank, N.A..............    8.3%    10.5%     7.6%
New Jersey National Bank..........    9.5     12.7      5.8
CoreStates Bank of Delaware, N.A..   10.5     13.0     12.0

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

RISK MANAGEMENT

   As communicated in the third quarter of 1994, the risk management functions of CoreStates, including interest rate risk, credit risk, operating risk and other risk components of our businesses, were brought under the management umbrella of CoreStates' Chief Risk Policy Office. A Risk Policy Council was established to focus on risk strategy. This Council has designed a comprehensive program for integrated risk management which will begin to be implemented during 1995. This structure better supports management's goal of developing a comprehensive and all-inclusive risk profile for CoreStates which will enhance management's ability to make informed decisions about the direction and complexion of CoreStates' portfolio and to price equitably its products and services. The discussion of risk management is covered in the following sections on "CREDIT QUALITY" and "ASSET AND LIABILITY MANAGEMENT."

CREDIT QUALITY

CREDIT RISK MANAGEMENT

    The management of credit risk at CoreStates relies on maintaining a diversified loan portfolio, limiting exposures to a given industry or market segment, and on a well-established credit culture. Early identification and communication of deterioration/problems in the portfolio, early recognition of non-performing assets, maintaining reserves that are strong, and a credit advisory team process that provides all lenders access to the most senior and experienced credit officers in the organization, are key components of this credit culture. Underlying this credit culture is a tradition of extensive and ongoing credit training and comprehensive and well-communicated policies and procedures.

    In acquiring a company whose businesses include the extension of credit, it is a priority of CoreStates to extend this credit culture to the newly acquired institution. This is done by immediately placing highly experienced CoreStates lenders and/or credit officers into the acquired bank. These individuals teach CoreStates' credit policies, procedures and process and actively participate in the credit decision-making process at the acquired company. This extension of CoreStates' credit culture, coupled with an intensive due diligence process and early integration of the acquired bank's portfolio, ensures that CoreStates' credit quality standards continue to be maintained. During 1994, the portfolios of Constellation, Independence and Germantown were integrated into CoreStates through this approach.

    Maintaining CoreStates' asset quality standards is further supported by a comprehensive and independent assessment of credit quality and portfolio management by Credit Review, which reports to the Audit Committee of the Board of Directors.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

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


WHOLESALE LOANS BY INDUSTRY
- ---------------------------
At December 31, 1994
- --------------------
Plotting Points for a Graph
- -----------------------------

                                Outstandings         % of
                                   as a %         Outstandings
                                  of equity      non-performing
                                 -----------    ----------------

Communications...............       32.8%           0.2%
Non-bank Finance.............       31.3%           3.8%
Retail Trade.................       28.3%           1.7%
Healthcare...................       20.4%           0.4%
Depository Institutions......       19.2%           0.1%
Apparel......................       16.2%           8.4%
Trucking and Auto Leasing....       15.3%           1.6%
Real Estate Construction.....       14.1%           3.2%
Chemical.....................       13.3%           0.1%

The following discussion highlights these portfolios: non-bank finance because it represents a large percentage of equity; the commercial finance portfolio at a CoreStates' non-bank subsidiary, Congress Financial Corporation ("Congress"), because of the continued growth in this portfolio; the credit card portfolio due to recent growth and anticipated future growth; and real estate loans, due to the overall size of the combined commercial and residential portfolios.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

    NON-BANK FINANCE - This specialized lending is directed at non-bank providers of credit, including insurance, mortgage, mutual funds, and finance companies. There are opportunities for significant overall relationships with relatively large customers, and considerable business volume for CoreStates.

    Credit extension strategies for insurance firms aim at the initiation of larger relationships with extensive accompanying cash management activities. The customer base is typically large national firms providing life and/or property and casualty insurance, with regulation by both the state and the National Association of Insurance Commissioners. Although most relationships involve cash management operating services rather than credit, CoreStates also provides well-structured acquisition financing and lease financing.

    With respect to mortgage banking, CoreStates provides mortgage warehousing lines of credit to numerous customers throughout the east coast. CoreStates also supports large facilities for customers who use electronic payment services. For large, well-capitalized servicers, general corporate financing may also be provided. Due to rising interest rates during 1994, and a resultant industry-wide decline in refinancing activity, the mortgage banking segment of the portfolio declined to $266.7 million in outstandings from $565.3 million at year end 1993.

    Credit extension to mutual funds, which are regulated by the Securities and Exchange Commission, also strongly relates to cash management operating services. The rise in outstandings to $71.4 million, from $11.0 million at year-end 1993, was due to acquisition financing and liquidity lines.

    CoreStates' credit activities in the finance company industry are generally to small and medium sized consumer finance companies, and loans are usually secured by the customers' loan portfolio. The year-to-year increase in outstandings to finance companies was the result of both new customer relationships and growth in the existing customer base.

    The following table summarizes CoreStates' outstandings in the four non-bank finance industry segments discussed above at December 31, 1994.


NON-BANK FINANCE PORTFOLIO
- --------------------------
At December 31,
- ---------------
(in millions)

                                     Insurance   Mortgage     Mutual   Finance
                                     Companies   Companies    Funds    Companies     Total
                                     ---------   ---------    ------   ---------     ------
1994
- ----
Outstandings.......................   $162.4       $266.7     $71.4    $235.4        $735.9
Non-performing.....................      2.1                             25.9(a)       28.0
  % of loans.......................      1.3%                            11.0%          3.8%

1993
- ----
Outstandings.......................   $169.7       $565.3     $11.0    $213.3        $959.3
Non-performing.....................                    .2                                .2

- -------------------
(a) Represents one non-performing credit.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

    COMMERCIAL FINANCE - Congress continued to enhance its position as a leader in providing asset-based financing in an increasingly competitive market. The loan portfolio reflects strong, geographically diverse growth of approximately 25% on a year-to-year basis. Credit quality exhibited consistent characteristics in keeping with Congress' historical trends.

    Congress' sustained growth is attributed to its ability to structure and syndicate large, complex transactions primarily collateralized by accounts receivable and inventory.


COMMERCIAL FINANCE PORTFOLIO
- ----------------------------
At December 31,
- ---------------
(in millions)

                                  1994        1993
                                --------    --------
Outstandings..................  $1,778.7    $1,426.5
Non-performing................      16.9        15.9
  % of loans..................        .9%        1.1%

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

    CREDIT CARDS - Credit card outstandings grew 20% on average during 1994. Of the $209 million in growth, 46% was the result of a new pre-approved marketing technology. In 1994, credit card sales activities increased the number of accounts by 11%, and average balances per account by 15% from $1,695 per account to $1,955 per account.

    A new fee-based product, Commercial Card lines, was introduced in 1994 to participate in this growing market. CoreStates is pleased with the high early acceptance of this product in the marketplace.

    Most of the growth in 1994 outstandings was developed with risk-based scoring technology. CoreStates experienced a modest increase in the level of net credit losses to 2.3% of average outstandings in 1994 from 2.2% in 1993. Net credit losses continue to be below industry averages. During 1995, CoreStates will adjust the risk scoring criteria in further pre-approved campaigns in anticipation of a slowdown in the economy during 1996.


CREDIT CARD PORTFOLIO
- ---------------------
At December 31,
- ---------------
(in millions)

                          1994           1993
                        --------       --------
Year-end outstandings.. $1,374.6       $1,179.0
Average outstandings...  1,277.0        1,068.0
Net charge-offs........     29.3           23.6
 % of average loans....      2.3%           2.2%

    REAL ESTATE LOANS - Although continuing to improve, the CoreStates regional real estate market continues to present a mixed picture. The residential market has achieved supply/demand balance; however, rising interest rates have had a negative impact on residential sales in the latter half of 1994. The commercial and industrial market remains fundamentally weak, with tenant lease renewals and downsizings continuing to create pressures.

    Total real estate related loans outstanding were $6,491 million at December 31, 1994, compared to $6,664 million at December 31, 1993. Included within the broad classification of real estate loans are a number of different lending categories with distinctly different risk factors and performance. The
construction and development loan portfolio was $331 million or   1.6% of total
loans at December 31, 1994. At December 31, 1994, 3.2% of CoreStates' construction and development loan portfolio was non-performing, compared to 1.9% for the remaining real estate loan portfolio. The table below summarizes CoreStates' real estate loans outstanding.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED


CREDIT QUALITY - CONTINUED

REAL ESTATE LOANS
- -----------------
At December 31,
- ---------------
(in millions)

                                              Completed
                                              projects/                               Total
                              Construction/   Investment                              real
                              development     properties(a)  Residential   Other(b)   estate
                              -------------   ----------     -----------   ------     ------
1994
- -----
Year-end outstandings.......       $331          $1,021         $3,180     $1,959     $6,491
Average loans outstanding           341           1,195          2,912      1,817      6,265
Non-performing loans........         11              33             37         48        129
  % of year-end loans.......        3.2%            3.2%           1.2%       2.5%       2.0%
Net charge-offs  .                   10              32             25         46        113
  % of average loans........        2.9%            2.7%            .9%       2.5%       1.8%

1993
- -----
Year-end outstandings.......       $367          $1,321         $3,121     $1,855     $6,664
Average loans outstanding           421           1,351          2,867      2,156      6,795
Non-performing loans........         20              47             43         68        178
  % of year-end loans.......        5.4%            3.6%           1.4%       3.7%       2.7%
Net charge-offs.............          8              13              6         24         51
  % of average loans........        1.9%            1.0%            .2%       1.1%        .8%

- -------------
(a) Completed projects/investment properties included $299 million at December 31, 1994 related to loans on completed projects for which net rental receipts are not sufficient to cover 115% of debt service.
(b)  Principally commercial loans secured by owner-occupied real estate.

    The largest category within real estate loans is residential mortgages which include home equity loans. Residential mortgages were $3,180 million or 15.5% of total loans at December 31, 1994. Loans in the Other Real Estate Loans category, primarily commercial loans collateralized by owner-occupied real estate, accounted for 30.2% of total real estate loans and 9.5% of total loans.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

 Another key to risk management in this portfolio is diversification by project type. The following table illustrates CoreStates' construction and development portfolio and completed projects/investment properties portfolio by project type.

CONSTRUCTION AND DEVELOPMENT AND COMPLETED PROJECTS/INVESTMENT PROPERTIES
- -------------------------------------------------------------------------
LOANS OUTSTANDING BY PROJECT TYPE
- ---------------------------------
At December 31,
(in millions)

                                           Construction/                Completed projects/
                                            development                investment properties                        Total
                                    ---------------------------     ------------------------------         ------------------------
                                        Loans           % Non-           Loans           % Non-               Loans        % Non-
                                     outstanding      performing      outstanding       performing         outstanding    performing
                                     -----------     ------------     -----------       -----------        ------------    ---------
1994
- -----
Residential development..........      $197.4           3.7%                                               $  197.4           3.7%
Commercial:
  Land and site development.             58.8           2.0                                                    58.8           2.0
  Apartments.......................        .9                          $  111.8             1.8%              112.7           1.8
  Light industrial.................      11.2          18.8               149.2             6.8               160.4           7.6
  Hotels...........................                                        25.2             9.1                25.2           9.1
  Office...........................       6.4                             352.3             2.4               358.7           2.3
  Shopping centers.................       1.7                             242.3              .9               244.0            .9
  Miscellaneous....................      55.0            .4               140.0             5.8               195.0           4.3
                                         ----                          --------                               -----
    Total commercial...............     134.0           2.5             1,020.8             3.2             1,154.8           3.1
                                       ------                           -------                            --------
      Total........................    $331.4           3.2%           $1,020.8             3.2%           $1,352.2           3.2%
                                       ======           ===            ========             ===            ========           ===

1993
- ----
Residential development............    $188.3           7.5%                                               $  188.3           7.5%
Commercial:
  Land and site development.             65.9           5.3                                                    65.9           5.3
  Apartments.......................                                    $  128.9             1.7%              128.9           1.7
  Light industrial.................      29.9           3.3               165.6             2.7               195.5           2.8
  Hotels...........................                                        21.2            10.4                21.2          10.4
  Office...........................      19.0           5.8               414.4             6.5               433.4           6.5
  Shopping centers.................      10.8           1.9               202.6             1.7               213.4           1.7
  Miscellaneous....................      53.4            .2               388.4             1.9               441.8           1.7
                                       ------                          --------                            --------
    Total commercial...............     179.0           3.2             1,321.1             3.6             1,500.1           3.5
                                       ------                          --------                            --------
      Total........................    $367.3           5.4%           $1,321.1             3.6%           $1,688.4           4.0%
                                       ======           ====           ========             ====           ========           ====

    Geographically, $1,270.4 million or 94% of CoreStates' construction/development loans and completed projects/investment properties are financing real estate in CoreStates' market area of Pennsylvania, New Jersey and Maryland/Delaware.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

ALLOWANCE FOR LOAN LOSSES

    In CoreStates' methodology for determining appropriate levels of allowance for loan losses ("ALLL"), each subsidiary which extends credit maintains an allowance sufficient to absorb the anticipated loss inherent in its credit portfolio. Factors included in management's determination of an adequate level of ALLL are a statistical analysis of historical loss levels throughout an economic cycle and one year of projected charge-offs, establishing a minimum level below which a bank's ALLL is considered inadequate and a maximum level above which is considered inappropriate. A quarterly evaluation of loss potential on specific credits, products, industries, portfolios and markets as well as indicators for loan growth, the economic environment and concentrations assist in validating the position of the ALLL within those boundaries. Management's evaluation of the adequacy of the ALLL is independently tested by Credit Review. Prompt recognition of problem situations and prompt write-downs of these assets to net realizable value is an important source of protection against problems in the portfolio. Accordingly, over an economic cycle, CoreStates has experienced relatively high levels of recoveries of prior charge-offs compared to other banking companies.

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

    The year-end 1994 allowance for loan losses totaled $500.6 million and represented 2.4% of loans. This compares with a loan loss allowance at year-end 1993 of $450.8 million, or 2.3% of loans. The December 31, 1994 and 1993 Montgomery Securities Regional Bank Composites for allowance for loan losses as a percentage of loans were 2.2% and 2.4%, respectively. The allowance for loan losses at year-end 1994 was 203.3% of non-performing loans, an increase over the year-end 1993 coverage ratio of 148.7% and a reflection of the lower level of non-performing loans at year-end 1994.

    CoreStates' provision for loan losses in 1994, excluding $145.0 million of Constellation and Independence merger-related provisions for loan losses, was $101.9 million, a decrease of $19.3 million from the $121.2 million provided in
1993.    Net charge-offs in 1994, excluding $103.1 million related to problem assets acquired with Constellation, were $117.8 million or .6% of average loans. This compares to $115.0 million, or .6% of net charge-offs in 1993.

    During 1994, Constellation and Independence recorded provisions for loan losses of $120.0 million and $25.0 million, respectively, in connection with a change in strategy related to problem assets, and to conform their consumer lending charge-off policies to those of CoreStates.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

    The following table reflects the distribution of 1994 and 1993 net charge-offs by loan type:


DISTRIBUTION OF NET CHARGE-OFFS
- ---------------------------------
For the Year Ended December 31,
- ---------------------------------
(in millions)

                                               1994                            1993
                                   -----------------------------   -----------------------------
                                                         % of                            % of
                                                         Total                            Total
                                     Net       % of        net       Net       % of        net
                                   charge-   Average     charge-   charge-   Average     charge-
Loan type                            offs   loan type     offs      offs    loan type     offs
- ---------                          -------   ---------   -------   -------   ---------   -------
Domestic:
  Commercial
    and industrial...............   $ 75.1        .9%     34.0%     $ 46.6       .6%     40.5%
  Real estate:
    Construction.................      9.7       2.9       4.4         8.1      1.9       7.0
    Other........................    102.9       1.7      46.6        42.6       .7      37.0
  Consumer:
    Credit card..................     29.3       2.3      13.3        23.6      2.2      20.5
    Installment..................      5.8        .4       2.6         5.7       .4       5.0
  Other (a)......................       .7         -        .3         1.0       .1        .9
                                    ------               -----      ------              -----
      Total domestic.............    223.5       1.2     101.2       127.6       .7     110.9
                                    ------       ---     -----      ------     ----     -----
 Foreign (b).....................     (2.6)      (.4)     (1.2)      (12.6)    (2.3)    (10.9)
                                    ------               -----      ------              -----
     Total net charge-offs.......   $220.9       1.1%    100.0%     $115.0       .6%    100.0%
                                    ======       ===     =====      ======     ====     =====

- -----------------------------
(a)  Includes loans to financial institutions and lease financing.
(b) Reflects net recoveries on Less Developed Countries (LDC) assets of $2.6 million in 1994 and $12.6 million in 1993.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

NON-PERFORMING ASSETS

    Non-performing assets at year-end 1994 were $310.9 million, or 1.5% of total loans plus other real estate owned ("OREO") and 1.1% of total assets. These levels compared to total non-performing assets at year-end 1993 of $438.7 million, 2.2% of total loans plus OREO and 1.5% of total assets. Management expects a continuing decline in non-performing asset levels during 1995.

    At year-end 1994, total non-performing assets were comprised of $244.6 million of non-accrual loans, $1.6 million of renegotiated loans and $64.7 million of OREO. The $127.8 million, or 29.1%, decline in total non-performing assets as compared to year-end 1993 was principally experienced in CoreStates' two largest portfolios, the commercial loan portfolio, declining $35.5 million, or 28.9%, and the real estate portfolio which declined $119.4 million, or 38.1%. Much of the decline in real estate non-performing assets resulted from a $28 million addition to the Constellation OREO reserve in the first quarter of 1994 and the subsequent bulk sale of problem loans and OREO acquired with Constellation. During 1994, loans aggregating $393 million were added to non-performing status, payments of $226 million against non-performing assets were received, loans totaling $53 million were returned to full accrual status and $242 million of non-performing assets were charged off.

    CoreStates monitors the movements within the non-performing portfolio closely. The following table illustrates the components of the changes in non-performing assets for 1994, 1993 and 1992:

 ANNUAL CHANGES IN NON-PERFORMING ASSETS
- ------------------------------------------
(in millions)


                                     1994    1993    1992
                                     ----    ----    ----
Beginning balance..........         $ 439   $ 672   $ 802
Additions..................           393     247     405
Return to accrual..........           (53)    (83)    (83)
Payments...................          (226)   (236)   (277)
Charge-offs................          (242)   (161)   (175)
                                    -----   -----   -----
Net change.................          (128)   (233)   (130)
                                    -----   -----   -----
Ending balance.............         $ 311   $ 439   $ 672
                                    =====   =====   =====


CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

       The following table reflects the distribution of non-performing assets by loan type at December 31, 1994 and 1993:


DISTRIBUTION OF NON-PERFORMING ASSETS
- -------------------------------------
At December 31,
- ---------------
(in millions)
                                           1994                                         1993
                              ---------------------------------      ----------------------------------

                                             % of     % Total                    % of     % Total
                              Non-           Loan     non-           Non-        Loan     non-
Loan type                     performing     type     performing     performing  type     performing
- ---------                     ----------     ----     ----------     ----------  ----     ----------
Domestic:
 Commercial and
   industrial:
   Highly leveraged
    transactions ("HLTs").        $  3.0       .6%           1.0%        $  5.1     1.1%     1.2%
   Other....................        84.2      1.0           27.1          117.6     1.5     26.8
 Real estate:
   Construction.............        10.7      3.2            3.4           19.7     5.4      4.5
   Other loans..............       118.2      1.9           38.0          157.8     2.5     36.0
   OREO.....................        64.7                    20.8          135.5             30.9
 Consumer...................          .7                      .2            1.0               .2
 Other domestic loans(a)....        29.2      2.1            9.4            1.8      .1       .4
                                  ------                   -----         ------            -----
   Total domestic...........       310.7      1.6           99.9          438.5     2.3    100.0
Foreign loans...............          .2                      .1             .2
                                  ------                   -----         ------            -----
   Total non-performing
    assets(b)...............      $310.9      1.5%         100.0%        $438.7     2.2%   100.0%
                                  ======     ====          =====         ======     ===    =====
   % Total assets...........         1.1%                                   1.5%
                                  ======                                 ======

________________________________________________________________________________
(a) Includes loans to financial institutions and lease financing.
(b) The table does not include loans of $53 million and $54 million at December 31, 1994 and 1993, respectively, that are past due 90 days or more as to principal or interest, but which remain on full accrual since such loans are well secured and in the process of collection.

Non-performing assets at year-end 1993 declined $232.9 million, or 34.7%, as compared to year-end 1992. The 1993 decline also reflected decreases in non-performing assets in the commercial loan portfolio, which declined $56.2 million, or 31.4%, and in the real estate portfolio which declined $170.8 million or 35.3%.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

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


PERFORMANCE LEVELS OF NON-ACCRUAL LOANS
- ---------------------------------------------
At December 31, 1994
- ---------------------------------
(in millions)
                                                            Accumulated
                                                            net charge-
                                                            offs as % of
                                      Book     Contractual  contractual
                                   balance(a)    balance     balance (a)
                                   ----------  -----------  ------------
Contractually past due with:
  Substantial performance........   $ 12.4       $ 16.7         25.7%
  Limited performance............     21.3         31.3         31.9
  No performance.................    148.9        221.8         32.9
                                    ------       ------
                                     182.6        269.8         32.3
                                    ------       ------
Contractually current, however:
  Full payment is doubtful.......     33.9         63.3         46.5
  Other..........................     28.1         38.0         26.2
                                    ------       ------
                                      62.0        101.3         38.8
                                    ------       ------
    Total non-accrual loans......   $244.6       $371.1         34.1%
                                    ======       ======         ====

__________________________
(a) Book balance reflects application of $8.6 million of cash basis interest received which was applied to principal. The accumulated net charge-off percentage also includes the impact of interest applied to principal.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

The following OREO portfolio table illustrates the relationship of original contractual balances to accumulated net charge-offs. Accumulated net charge-offs include charge-offs taken against the allowance for loan losses while the asset was classified as a loan and write-downs charged directly to the income statement subsequent to a loan's transfer to OREO. During 1994 and 1993, $44.3 million and $26.6 million, respectively, were charged to the income statement for OREO write-downs. The charge for 1994 included the $28.0 million addition to Constellation's OREO reserve.


OTHER REAL ESTATE OWNED
- -----------------------
At December 31, 1994
- --------------------
(in millions)

                                                              Accumulated
                                                              net charge-
                                                              offs as % of
                                 Book        Contractual      contractual
                                balance        balance          balance
                                -------      -----------      -----------
Construction and development..   $14.0          $ 68.4            79.5%
Completed projects............    27.4            90.2            69.6
                                 -----          ------
 Total(a).....................   $41.4          $158.6            73.9%
                                 =====          ======            ====

______________________
(a) Does not include $11.6 million of OREO from the residential mortgage portfolio or $11.7 million in OREO from other commercial real estate loans, primarily the owner occupied portfolio.

The two preceding charts reflect the results of CoreStates' charge-off practices. At year-end 1994, 34.1% of non-accrual loans had been charged off, while 73.9% of OREO assets' original contractual balances had been charged off. These levels of markdowns reflect CoreStates' approach in handling problem assets.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT

    Asset and liability management is the process of directing and coordinating activities that effectively control liquidity and interest rate risk. CoreStates' philosophy includes a disciplined approach to asset and liability management which calls for minimizing interest rate risk, maintaining a strong balance sheet and a focus on achieving appropriate product spreads. This disciplined approach contributes to the stability and strength of CoreStates' net interest margin. The sharply rising rate environment of 1994 has highlighted the value of CoreStates' strong interest rate risk management approach.

    CoreStates manages its balance sheet to achieve maximum shareholder value within the constraints of conservative interest rate risk policies, the maintenance of high credit quality, and sound leverage and liquidity positions. CoreStates' asset and liability management is centralized and individual subsidiaries are managed within the context of overall corporate policies.

    CoreStates' management emphasizes stable net interest income throughout rate cycles, with the result that intermediate and longer term considerations take precedence over short-term profitability. This commitment is evidenced by the consistency of CoreStates' net interest margin over time. During the past five years, a period of significant changes in economic conditions, competition and interest rates, CoreStates' net interest margin has remained consistently above industry averages as illustrated in the chart "Net Interest Margin". During that time interest rates, as measured by the monthly average Federal Funds Rate, declined 525 basis points from 8.25% in early 1990 to 3.00% at the end of 1992 then remained flat during 1993 before rising 250 basis points during 1994 to end the year at 5.50%.

Net Interest Margin
- -------------------
Plotting Points for a Graph
- ---------------------------
(In percent)

                                          Net interest margin
                                        ------------------------
                                                     Montgomery
                                        CoreStates   Securities*
                                        ----------   -----------
 1994                                     5.80%        4.52%
 1993                                     5.59         4.75
 1992                                     5.32         4.75
 1991                                     5.16         4.38
 1990                                     5.08         4.22

 * The Montgomery Securities Regional Bank Composite

    CoreStates' net interest margin reflects relationship business activities rather than interest rate risk taking. The strength of CoreStates' net interest margin comes from the combination of healthy spreads on both loans and deposits and a balance sheet which has a relatively high proportion of loans and a large base of non-interest bearing funds. (See Charts "Earning Asset Mix" and "Funding Mix" on pages 35 and 36.) In addition to the wide spread achieved in recent years between the prime rate and other market rates, areas such as credit card, middle market lending, specialized lending and commercial finance at Congress produce attractive lending spreads. CoreStates' cash management business provides a significant source of non-interest bearing funds, while the retail franchise includes a substantial base of low cost funding. Emphasis on profitable relationship business is supported by CoreStates' management practices. CoreStates uses a matched maturity funds transfer pricing system which focuses business managers on profitability, appropriate compensation for embedded risks and overall pricing discipline. In addition to providing a pricing tool, transfer pricing supports performance measurement and analysis of net interest margin components.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

INTEREST RATE RISK MANAGEMENT

    Interest rate risk refers to potential changes in current and future net interest income resulting from changes in interest rates, product spreads and mismatches in the repricing between interest rate sensitive assets and liabilities. At CoreStates, measurement of interest rate risk focuses on potential changes in net interest income identified through monthly computer simulations against both rising and falling interest rates. Longer term repricing risks are measured through gap analysis. All measurements of interest rate risk include the impact of off-balance sheet activities. Under CoreStates' policy, rate changes of at least 200 basis points over a six-month period are simulated with rate related negative net interest income volatility over a twelve-month horizon limited to 4% of shareholders' equity. Changes are measured relative to a base forecast in which rates remain constant at current levels. Based on historical data, 95% of the time rates have moved less than 200 basis points over a six-month period. Included in these simulations are all contractual repricing risks, the impact of prepayments in the loan and securities portfolios, potential spread and volume changes on consumer deposits and fluctuations in the value of non-interest bearing funding sources. CoreStates believes that the spread between the prime rate and financial market rates is a function of both interest rates and credit conditions. While changes in the prime spread are included in simulations, only that portion believed to be interest rate related is subject to the policy guidelines.

    As a matter of practice, positions are generally managed to produce significantly lower volatility than policy guidelines would permit. Current simulations using a 200 basis point change in short term interest rates show that CoreStates' net interest income volatility over the next twelve months would be relatively neutral or less than 1% of shareholders' equity. That level is representative of simulations performed throughout the year. Recognizing that simulation is a very assumption driven process, management reviews results by category of risk as well as by product and tests the sensitivity of the results to key assumptions.

    There are two main elements to CoreStates' interest rate risk. The first is the broad mismatch between the rate sensitivity of the assets and liabilities in its core businesses, and the second is the spread risk between the rates on those products and financial market rates.

    CoreStates' core wholesale and retail businesses generate a large portfolio of prime and other short-term rate related assets. Characteristic of a regional banking company, CoreStates also has a significant funding base of consumer deposits with indefinite maturities and non-contractual rates such as savings, NOW and money market accounts. The repricing characteristics of those deposits tend to be longer term; traditionally, pricing has been relatively stable for long periods and pricing changes lag changes in financial market rates. While this mix of relationship assets and liabilities provides excellent liquidity, it results in considerable interest rate risk. This inherent mismatch (the "relationship gap") of longer term fixed-rate liabilities funding short-term rate sensitive assets generates significant exposure to declining interest rates if not hedged.

    CoreStates hedges this relationship gap through the use of both on and off-balance sheet discretionary assets and liabilities. The typical offsetting position is created by purchasing fixed-rate investment securities funded by short-term liabilities, or by entering into interest rate swaps in which CoreStates receives a fixed rate and pays a variable rate. The following excerpts from the Interest Sensitivity Analysis shown on page 89 demonstrates the basic mismatch of the relationship portfolios and the offsetting discretionary position. In keeping with CoreStates' interest rate risk discipline, the combined position is relatively balanced so that there is minimal impact on earnings from an interest rate move in either direction.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued


SELECTED INTEREST SENSITIVITY BALANCES
- --------------------------------------
At December 31, 1994
- --------------------
(in millions)
                                       Months                        Years
                             ---------------------------   --------------------------
                               0-3       4-6      7-12       1-2       2-5     over 5    Total
                             -------   -------   -------   -------   -------   ------   -------

RELATIONSHIP PORTFOLIOS:

Total loans................  $13,847   $ 1,554   $ 1,176   $ 1,420   $ 2,061   $  468   $20,526
Total consumer
 deposits, net non-
 interest funding..........    6,183     1,811     2,372     3,183     3,319    4,308    21,176
Adjustments................      493      (881)     (492)     (642)   (1,934)   3,456         -
                             -------   -------   -------   -------   -------   ------   -------
  Relationship gap.........    8,157    (1,138)   (1,688)   (2,405)   (3,192)    (384)     (650)
                             -------   -------   -------   -------   -------   ------   -------

DISCRETIONARY PORTFOLIOS:

Assets.....................    3,444     1,550     1,861     2,740     3,348    1,184    14,127
Liabilities................   11,479       541       189       362       149      757    13,477
                             -------   -------   -------   -------   -------   ------   -------
  Discretionary gap........   (8,035)    1,009     1,672     2,378     3,199      427       650
                             -------   -------   -------   -------   -------   ------   -------

  Combined gap.............  $   122   $  (129)  $   (16)  $   (27)  $     7   $   43   $  -0-
                             =======   =======   =======   =======   =======   ======   =======

  Cumulative gap...........  $   122   $    (7)  $   (23)  $   (50)  $   (43)  $ -0-    $  -0-
                             =======   =======   =======   =======   =======   ======   =======

    While CoreStates maintains a balanced position, the recently acquired Germantown generally carried a negative gap comprised of mortgages and mortgage-backed securities funded by shorter term deposits. In anticipation of the Germantown acquisition, CoreStates adjusted its longer term gap position early in 1994 to mitigate the exposure to higher rates inherent on Germantown's balance sheet.

    The second major element of CoreStates' interest rate risk is the spread risk between product rates and financial market rates. These spreads are a function of competitive and other factors as well as interest rate levels. CoreStates simulates the behavior of individual products under various rate scenarios to determine an appropriate investment or funding strategy to provide a stable spread.

    Consumer deposit spreads are a key element of net interest income. As interest rates rose in 1994, changes in the pricing of consumer deposit products lagged changes in financial market rates resulting in wider spreads. The prior year's trend of deposit balances shifting from certificates to more liquid deposit products began to reverse. Looking ahead, the spread on total consumer deposits is subject to internal shifting to products with narrower spreads such as certificates, balance runoff and potential pricing pressure on liquid deposit accounts. Simulations include assumptions regarding runoff, shifting across products as well as upward repricing of savings type accounts in rising rate scenarios. Narrower spreads are generally assumed in falling rate environments due to limited repricing opportunities. Those assumptions are developed in conjunction with the business managers and, while management believes its current simulation assumptions are realistic, it recognizes that this is an area of potential volatility.

    The spread between the prime rate and short-term market rates is also an important component of net interest income. That spread has been very wide over the last several years compared to historic levels. While the risk of a narrowing of the prime spread is not unique to CoreStates, a contraction in that spread would reduce net interest income. CoreStates has approximately $9.0 billion in loans subject to changes in prime, including the credit card portfolio.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

OFF-BALANCE SHEET INSTRUMENTS AND DERIVATIVE ACTIVITIES

CoreStates uses off-balance sheet derivative instruments primarily to manage CoreStates' interest rate risk. CoreStates believes that interest rate risk management must be balanced with the management of liquidity and capital. Therefore, CoreStates uses off-balance sheet instruments to modify its rate sensitivity and consequently, avoids the unnecessary leverage and liquidity impairment which would result from on-balance sheet alternatives. CoreStates also uses interest rate contracts to provide risk management services for its customers. CoreStates does not use off-balance sheet derivative instruments for speculative investment.

INTEREST RATE RISK RELATED DERIVATIVE ACTIVITIES - CoreStates' use of derivatives for interest rate risk management falls into three categories: interest sensitivity adjustments, spread protection and the hedging of anticipated asset sales. The following schedule reflects by interest rate risk management category, the outstanding derivative positions as of December 31, 1994, the major balance sheet category to which they relate, and the associated unrealized gains/losses:



OUTSTANDING INTEREST RATE RISK RELATED DERIVATIVES
- --------------------------------------------------
At December 31, 1994
- --------------------
(in millions)

                                           Interest     Interest   Interest
                                             rate         rate       rate          Other
                                             swaps      futures      caps       derivatives      Total
                                          -----------   --------   --------     -----------     -------
Interest Sensitivity Adjustment:
 Assets:
   Notional amount....................        $2,920     $1,043     $   51            $125     $ 4,139
   Unrealized gains...................             5                     1                           6
   Unrealized losses..................           (70)        (1)       (71)
 Deposits and other borrowings:
  Notional amount.....................         3,714                                             3,714
  Unrealized gains....................             4                                                 4
  Unrealized losses...................           (96)                                              (96)
Long-term debt:
  Notional amount.....................           788                    25                         813
  Unrealized gains....................             3                                                 3
  Unrealized losses...................           (57)                   (1)                        (58)

Spread Protection:
 Assets:
   Notional amount....................                                 677                         677
   Unrealized gains...................                                   4                           4
   Unrealized losses..................                                  (9)                         (9)
 Deposits and other borrowings:
  Notional amount.....................                                 300                         300
  Unrealized gains....................                                  10                          10
  Unrealized losses...................

Anticipated Asset Sales:
  Notional amount.....................           428                                   170         598
  Unrealized gains                                 1                                     1           2
  Unrealized losses...................

Total:
  Notional amount.....................        $7,850     $1,043     $1,053            $295     $10,241
                                              ======     ======     ======            ====     =======
  Unrealized gains....................        $   13     $    -     $   15            $  1     $    29
                                              ======     ======     ======            ====     =======
  Unrealized losses...................        $ (223)    $   (1)    $  (10)           $  -     $  (234)
                                              ======     ======     ======            ====     =======
  Net unrealized gains (losses)               $ (210)    $   (1)    $    5            $  1     $  (205)
                                              ======     ======     ======            ====     =======

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

Although the value of the various derivative instruments will change with interest rates, CoreStates does not consider changes in individual portfolio values to be significant given that the portfolios are used to offset specific risks. As of December 31, 1994, CoreStates off-balance sheet portfolios do not include any instruments which carry a leveraged exposure to either rising or falling rates.

Interest sensitivity adjustments account for the majority of CoreStates' derivative activities. CoreStates has a naturally asset sensitive balance sheet as a result of its basic loan and deposit businesses. Commercial and consumer loan activities tend to have short-term repricing characteristics versus the longer term repricing nature of CoreStates' funding sources. These relationship portfolios have a positive effect on earnings in a rising rate environment and a negative effect in a falling rate environment. Therefore, CoreStates uses fixed rate assets or off-balance sheet instruments with characteristics similar to fixed rate assets to offset this risk. When off-balance sheet instruments are used, cash balances are invested in shorter time periods and interest rate swaps or other derivatives are used to "fix" the rate for longer terms similar to those of CoreStates' liabilities. By using swaps and futures in this manner, leverage is reduced and liquidity is enhanced. If derivative instruments were not used, CoreStates would invest in longer term assets based on its disciplined interest rate risk management practice of strict matching of asset and liability terms. Therefore, the impact of derivatives on pre-tax income is confined to the spread between the derivative instrument and other instruments of similar terms. Management estimates that this spread is not material relative to pre-tax income.

For accounting purposes, the income effects of futures or swaps is associated with either the asset or the liability contributing to the mismatch. When CoreStates is adjusting the interest sensitivity of an asset with interest rate swaps or futures contracts, it is generally to lengthen the interest rate sensitivity of short-term assets. Conversely, when they are associated with deposits and other borrowings or long-term debt, it is generally to shorten the repricing characteristics of longer term liabilities.

Interest rate swaps are agreements between two parties to exchange interest cash flows. Generally, one party receives a fixed rate and pays a variable rate, while the counterparty pays the fixed rate and receives the variable rate. As of December 31, 1994, the rates CoreStates has contracted to receive are fixed for longer time periods than the rates CoreStates has contracted to pay. Therefore, if interest rates fall, this portfolio will provide higher interest income, offsetting a decline in interest income in relationship portfolios; conversely if rates rise, the swap portfolio will produce less interest income which will be offset by increased interest income in the relationship portfolios. CoreStates also uses interest rate futures in a similar manner. While swaps are used in both short and long term maturities, futures are used primarily to extend the rate sensitivity of short-term assets to periods less than one year. CoreStates' use of financial futures is largely concentrated in Eurodollar and LIBOR contracts.

  Given the direction of its natural interest sensitivity, CoreStates has not historically paid fixed rates on interest rate swaps or used off-balance sheet instruments to extend its liabilities. However, its current position includes fixed rate pay positions acquired through mergers which relate to specific assets and liabilities also acquired.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

CoreStates also uses derivative instruments to protect spreads on certain balance sheet products. CoreStates' loan portfolio includes adjustable rate mortgages which carry interest rate caps limiting the amount of rate increase per year as well as over the life of the mortgage. As interest rates rise and funding costs increase, the spread on that portfolio will compress. CoreStates holds $377 million of interest rate caps which offset that risk by limiting the potential increase in funding costs. CoreStates has sold $300 million of interest rate caps indexed to prime rate in combination with the purchase of an identical amount of caps indexed to LIBOR; this combination reduces the risk of a narrowing spread on prime rate indexed assets in rising rate environments.

The third category of derivative activity is the hedging of anticipated asset sales. As fixed rate assets are accumulated for future sale, CoreStates is exposed to a decline in sale price due to rising interest rates. At December 31, 1994, CoreStates held $585 million in fixed-rate pay swaps and forward rate
locks to hedge a portion of the residential mortgage portfolio.   This included
$306 million of swaps which will amortize with a reference portfolio of mortgage-backed securities. CoreStates anticipates sale of a portion of the mortgage portfolio in the second quarter of 1995. The interest rate swaps, which are intended to be terminated as the mortgage sale is completed, will increase in value if rates rise offsetting any loss in value on the mortgage portfolio. CoreStates securitizes and sells its longer term fixed-rate home equity loans and fixed-rate mortgages on an ongoing basis. Home equity loans are held for several months prior to sale while sufficient volume for securitization is accumulated. Forward rate locks are used to hedge rate changes during that warehouse period. Options on mortgage-backed securities as well as both mandatory and optional forward sale commitments are used to hedge the mortgage pipeline.

The repricing schedule below summarizes the notional amount and associated interest rate of CoreStates' interest rate swaps categorized by whether CoreStates receives or pays the rate shown. The swaps are stratified by repricing date or maturity depending on whether the payments are floating or fixed, respectively. Floating rates included in the repricing schedule are based on the rates in effect on December 31, 1994. The amount recorded in net interest income related to interest rate swaps was $82.3 million in 1994 and $116.2 million in 1993.

REPRICING SCHEDULE OF INTEREST RATE SWAPS
- -----------------------------------------
At December 31, 1994
- --------------------
(in millions)

                                                                  Years
                                     -----------------------------------------------------------
                                       0-1         1-2       2-3       3-4       4-5      over 5       Total
                                       ---         ---       ---       ---       ---      ------      ------
Receive Fixed/Pay Floating
  Receive    Notional...........     $1,411      $2,153     $ 767     $ 672     $ 979      $ 975      $6,957
             Rate...............       6.30%       6.95%     6.58%     6.57%     7.04%      6.92%       6.75%
  Pay        Notional...........     $6,957                                                           $6,957
             Rate...............       6.16%                                                            6.16%

Pay Fixed/Receive Floating(a)
  Pay        Notional...........     $  346      $   30               $  40     $  37      $  90      $  543
             Rate...............       7.79%       8.78%               8.33%     8.09%      8.42%       8.01%
  Receive    Notional...........     $  543                                                           $  543
             Rate...............       5.49%                                                            5.49%

Receive Floating/Pay Floating
(Basis Swaps)
             Notional...........     $   90                                                           $   90
  Receive    Rate...............       4.96%                                                            4.96%
  Pay        Rate...............       6.23%                                                            6.23%

Receive Fixed/Pay Floating(b)
(Forward Start)
  Receive    Notional...........                                      $ 205     $  30      $  25      $  260
             Rate...............                                       6.32%     6.38%      6.37%       6.33%
  Start Date Notional...........                 $  260                                               $  260

_________________________________________
(a) Includes $306 million swaps which CoreStates has agreed with counterparty to terminate in 1995.
(b)  Pay rate will be determined on forward start date.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

Credit risk exists in a derivative transaction to the extent that there is a
favorable move in interest rates and the counterparty fails to perform.   The
current credit exposure in a derivative transaction is the estimated cost to replace the transaction at current market rates, while potential exposure is the estimated cost to replace the transaction at future interest rates. CoreStates monitors both the current and potential risk. CoreStates evaluates the credit worthiness of all off-balance sheet counterparties using the same standards applied in any other loan or credit transaction. In addition, CoreStates requires collateral from counterparties when the risk exceeds an acceptable threshold. Collateral agreements are determined based on the quality of individual counterparties. As of December 31, 1994, the current cost to replace CoreStates' derivatives portfolio was $29.3 million. This assumes that only counterparties for whom it would be favorable to default would do so.

The following schedule illustrates CoreStates' interest rate risk related derivative activity during 1994:

ACTIVITY IN DERIVATIVES PRODUCTS
- --------------------------------
Year Ended December 31, 1994
- ----------------------------
(in millions)


                                     Interest   Interest   Interest
                                       rate       rate       rate     Other
Notional Amounts                      swaps      futures     caps     derivatives    Total
- ----------------                     --------   --------   --------   -----------   -------
As of December 31, 1993...........    $4,125    $  926      $  701      $   39      $ 5,791
Additions.........................     4,477     8,420         476         976       14,349
Terminated contracts(a)...........              (8,303)                              (8,303)
Maturities/.......................
  amortization....................      (752)                 (124)       (720)      (1,596)
                                     -------    ------      ------      ------      -------
As of December 31, 1994...........    $7,850    $1,043      $1,053      $  295      $10,241
                                     =======    ======      ======      ======      =======

- ---------------------------------------
(a) As of December 31, 1994, CoreStates had no material deferred gains or losses related to terminated derivative contracts.

The notional amount of CoreStates' interest rate swaps increased $3.7 billion versus December 31, 1993. This increase offsets increases in fixed-rate deposits and replaces the fixed-rate sensitivity lost through the sale and runoff of investment securities. Swaps were also used to restructure the interest sensitivity positions of acquired institutions and to hedge expected asset sales. The interest rate cap activity in 1994 relates to hedging the adjustable rate mortgage portfolios acquired with Constellation and Germantown.

CUSTOMER RELATED DERIVATIVE ACTIVITIES - CoreStates also engages in derivative market activities to provide risk management services for its customers. These services include interest rate swaps, caps, and floors. CoreStates offsets protection sold to customers through purchases of similar protection. Customer related derivative activity is marked to market. The following schedule details the outstanding notional amounts of customer related derivative transactions as of December 31, 1994.

CUSTOMER RELATED DERIVATIVES
- ----------------------------
At December 31, 1994
- --------------------
(in millions)

Interest Rate Swaps:

                                            Notional    Net gain
                                             amount     (loss)(a)
                                            --------    ---------
  CoreStates receives fixed.............    $  192      $  (4)
  CoreStates pays fixed.................       192          4
Interest Rate Caps/Floors:
  Sold..................................       424         (5)
  Purchased.............................       424          5
Foreign exchange contracts..............     1,817          2
                                            ------       ----
Total Customer Related Derivatives......    $3,049       $  2
                                            ======       ====

- -----------------
(a) Average net gain (loss) during 1994 was substantially the same as the net gain (loss) at December 31, 1994.

The current replacement cost for the customer related derivatives portfolio was $11.2 million at December 31, 1994. This assumes that only counterparties for whom it would be favorable to default would do so.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

LIQUIDITY

   Liquidity management allows a financial institution to meet potential cash needs at a reasonable price under various operating conditions. Liquidity comes from a variety of sources: the maturing of short-term assets, readily marketable unpledged securities, and the ability to attract new funds. The ability to securitize or sell other assets, such as loans, also enhances liquidity, as does the structure and stability of existing funding sources. It is CoreStates' practice to maintain a high degree of liquidity through a strong funding base of core deposits combined with modest and diversified use of market sources and relatively short-term maturities of discretionary asset portfolios.

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

   The cornerstone of CoreStates' liquidity position is a sizable and stable base of core deposits acquired through customer relationships. Core deposits are comprised of interest bearing consumer savings products as well as non-interest bearing consumer and commercial deposits. Core deposits averaged 69.7% of assets in 1994 compared to 70.4% in 1993. This decline is a result of a modest reduction in the average balance of interest bearing relationship deposits.

   Core deposits are supplemented by discretionary funding sources from direct customer contacts in both the domestic and international markets. These sources include large denomination certificates of deposit, deposits in foreign branches as well as federal funds, repurchase agreements, commercial paper and long-term debt. Commercial paper is used primarily to fund Congress, the non-bank commercial finance subsidiary. In addition to commercial paper, Congress is funded through the issuance of medium-term notes and long-term debt. Growth in loans at Congress during 1994 accounted for most of the growth in discretionary funding sources. CoreStates' liquidity is further enhanced by its ability to raise funds in a variety of domestic and international money and capital markets.

   Under an existing shelf registration statement filed with the Securities and Exchange Commission ("SEC"), CoreStates had a broad range of debt and capital securities that were registered but unissued of approximately $674 million at December 31, 1994.

   The tables on pages 88, 90 and 91 illustrate the maturity characteristics of CoreStates' domestic certificates of deposit over $100 thousand, loan portfolio and investment portfolio, respectively. For information regarding the maturity characteristics of CoreStates' short-term funds borrowed and long-term debt, see notes 10 and 11 to the financial statements.


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

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

   In 1993, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). FAS 115 requires that certain types of securities as well as any other securities which CoreStates foresees as potential candidates for sale prior to maturity be classified as "available-for-sale" and carried at fair market value. CoreStates' available-for-sale account guidelines establish a minimum and maximum amount of debt and equity securities which can be carried as available-for-sale. The intent of the minimum guideline is to establish an amount of debt securities as available-for-sale to meet liquidity and balance sheet management concerns. The maximum is established to protect against capital ratio deterioration, while providing portfolio management flexibility. At December 31, 1994, the available-for-sale portfolio was $426 million. These securities include a bank stock portfolio and other marketable equity securities, as well as certain debt securities which CoreStates views as possible sale candidates.


SOURCES AND USES OF FUNDS

   Total assets were $29.3 billion at year-end 1994, up $890 million or 3.1% from year-end 1993. However, excluding the $1.6 billion of assets acquired with Germantown, total assets reflect a decline of $734 million, or 2.6% from year-end 1993. Comparing specific asset categories to year-end 1993 balances and excluding the impact of assets acquired with Germantown, reflects a $205 million, or 1.0%, decline in loans and a $1.0 billion, or 28.3%, reduction in investment securities. The decline in loans resulted from 1994 sales of low profit and problem loans from portfolios acquired during 1994. The impact of these sales was largely offset by growth in the credit card portfolio and asset-based lending portfolio of Congress. The decline in investment securities reflects the restructuring of acquired portfolios and the sale of fixed-rate securities in anticipation of the purchase of Germantown. Excluding the $1.4 billion of deposits acquired with Germantown, total deposits declined $527 million, or 2.5%, from year-end 1993. A $338 million, or 17.9%, decline in short-term borrowings was partially offset by a $202 million, or 12.7%, increase in long-term debt. Approximately $110 million of the increase in long-term debt was issued to fund the cash portion of the Germantown purchase price.

   Total assets averaged $27.7 billion in 1994, substantially the same as in 1993. Average loans increased $566 million, or 3.0%, while average investment securities decreased $569 million or 15.9%. As reflected in the chart on "Earning Asset Mix", loans comprised 80.7% of CoreStates' average earning assets in 1994, compared to 78.8% in 1993. A $319 million, or 2.2% decline in average interest bearing deposits was offset by an increase in non-interest bearing funding sources.

  Earning Asset Mix
  -----------------
  Plotting Points for a Graph
  ---------------------------
  (percentage of average earning assets)

                       Earning Asset Mix
          ------------------------------------------
          Short-term
          money market      Investment
          investments       securities       Loans
          -------------     ----------     ---------
  1994        6.9%             12.4%         80.7%
  1993        6.4              14.8          78.8
  1992        8.1              13.6          78.3
  1991        6.5              12.6          80.9
  1990        4.2              11.8          84.0

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED
SOURCES AND USES OF FUNDS - continued

    The accompanying table on Funding Mix illustrates that 58.2% of CoreStates' funds were derived from consumer deposits in 1994, compared with 59.3% in 1993. Funding to accommodate current business needs and future growth at non-bank subsidiaries will continue to be supported by the previously discussed SEC shelf registration.

    Funding Mix
    -----------
    Plotting Points for a Graph
    ---------------------------
    (percentage of average earnings assets*)

                            Funding Mix
                  -------------------------------
                              Other     Non-
                   Retail    Interest   Interest
                  Deposits   Bearing    Bearing
                  --------   --------   ---------
    1994          58.2%      13.0%      28.8%
    1993          59.3       13.3       27.4
    1992          63.0       11.6       25.4
    1991          58.3       21.1       20.6
    1990          52.4       27.5       20.1

    * excluding short-term money market investments

REVIEW AND ANALYSIS OF EARNINGS

OPERATING REVENUE

    Operating revenues for 1994, adjusted for unusual items, experienced a 3.6% improvement over 1993, principally in the Wholesale Banking business. The usual items excluded from the 1994 to 1993 comparison were: a $1.9 million gain from the sale of the final two Virgin Islands branches in 1994, a gain of $9.1 million on the prepayment of long-term debt in 1993, the $11.0 million gain on the sale of five Virgin Islands branches in 1993, and net securities gains in both years.

    While operating revenue for 1993, as compared to 1992, was significantly impacted by the December 1992 EPS transaction and other significant items, CoreStates' operating revenue for 1993 reflected strong growth in revenues in Wholesale Banking and in fee-based businesses. Excluding EPS related revenues in 1993 and 1992, net gains on investment securities transactions, gains of $11.0 million from the Virgin Islands branch sale and $9.1 million on prepayments of long-term debt in 1993, and the $41.1 million gain recorded on the December 1992 EPS transaction, operating revenue increased 7.4% for 1993.

    Operating revenue has three major components and, as illustrated on the accompanying chart ("Operating Revenue"), net interest income from loans and investments is the largest component. Net interest income is presented excluding the earnings benefit of balances maintained by commercial customers as compensation for transaction oriented non-credit products.

    The two other components of operating revenue are non-interest income and the previously mentioned earnings benefit of balances maintained as compensation for non-credit products. Net interest income and non-interest income are discussed in further detail on the following pages.

OPERATING REVENUE
- -----------------
Plotting Points for a Graph
- ---------------------------
(tax equivalent net interest income plus non-interest income-in millions)

                                   Operating Revenue
                -----------------------------------------------------
                                 Derived
                 Loan and        from              Non-
                Investment       Non-credit      Interest
                 Interest         Balances        Income      Total
                ----------     --------------    --------   ---------
    1994         $1,262.5          $148.1        $567.5     $1,978.1
    1993          1,211.4           140.4         574.0      1,925.8
    1992          1,160.7           122.8         610.7      1,894.2
    1991          1,190.6           123.1         615.6      1,929.3
    1990          1,203.9           115.5         475.0      1,794.4

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

NET INTEREST INCOME

    For analytical purposes, net interest income is adjusted to a taxable equivalent basis to recognize the income from tax exempt assets as if the interest were taxable. Net interest income on a taxable equivalent basis increased $58.8 million, or 4.4% in 1994, compared to an increase of $68.3 million, or 5.3% in 1993. The strength of CoreStates' net interest income and net interest margin stems from the combination of wide spreads on both loans and deposits and a balance sheet which has a relatively high portion of loans and a large base of non-interest bearing funding. The following table compares taxable equivalent net interest income for the years ended December 31, 1994, 1993 and 1992.

Taxable Equivalent Net Interest Income
- -----------------------------------------
(in millions)

                                                                      Percentage
                                                                  increase(decrease)
                                                                  ------------------
                                  1994       1993       1992      '94/'93    '93/'92
                                --------   --------   --------    -------    -------
Total interest income           $1,929.5   $1,841.9   $1,961.8       4.8%     (6.1)%
Tax equivalent adjustment           21.3       26.5       31.0     (19.6)    (14.5)
                                --------   --------   --------
Tax equivalent interest
     income                      1,950.8    1,868.4    1,992.8       4.4      (6.2)
Total interest expense             540.2      516.6      709.3       4.6     (27.2)
                                --------   --------   --------
Tax equivalent net
 interest income                $1,410.6   $1,351.8   $1,283.5       4.4       5.3
                                ========   ========   ========

Interest rate spread                4.99%      4.85%      4.42%
                                    ====       ====       ====
Net interest margin                 5.80%      5.59%      5.32%
                                    ====       ====       ====

    The increase in net interest income in 1994 continues the improvement in interest rate spread of the previous years. While average total earning assets showed little growth in 1994, a change in asset mix resulted in the yield on earning assets increasing to 8.03% in 1994 from 7.73%, partially offset by a smaller increase in average cost of liabilities to 3.03% from 2.90% in 1993. The loan portfolio experienced a $566 million increase on average, mostly in the higher yield credit card and asset-based lending portfolios, while the comparatively lower yielding investment portfolio was reduced $569 million. An increase in non-interest bearing funding sources of $287 million also contributed to the 1994 increase in net interest income.

    The increase in net interest income in 1993 principally reflected the impact of wider interest rate spreads. Also contributing to the increase in 1993 net interest income were a $59 million increase in average interest earning assets, a $.6 billion increase in non-interest bearing funding sources, the earnings impact of lower levels of non-performing loans and cash basis interest received on non-performing loans. The interest rate spread increased in 1993 mostly due to a decline in the rates paid on domestic deposits of 131 basis points, while the rates earned on domestic loans decreased 38 basis points.

    The net interest margin is a key measure of net interest income performance. It represents the difference between tax equivalent interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. The net interest margin increased 21 basis points in 1994 to 5.80% following a 27 basis point increase in 1993. The 1994 increase was principally attributable to higher yields on loans due to the change in asset mix and the increase in the prime rate during the year, partially offset by the lower yield on the investment portfolio. The cost of interest bearing deposits decreased by 5 basis points in 1994 as changes in the pricing of consumer deposits in the rising rate environment lagged changes in financial market rates. The cost of borrowed funds, more sensitive to rising interest rates, increased during 1994 by 89 basis points. The 1993 increase in the net interest margin was principally related to improved interest rate spreads which resulted from the decline of interest rates in 1993 and from the shift in funding mix to lower cost funding. The migration of consumer deposits from certificates of deposit to more liquid and less costly deposit products contributed to the reduction in 1993 funding costs.

    For further detailed information regarding average balances, yields and costs, see the consolidated average balance sheet on pages 76-79, and the rate/volume analysis on page 83.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

NON-INTEREST INCOME
                                                                       Percentage
(in millions)                                                      increase(decrease)
                                                                   ------------------
                                   1994       1993       1992      '94/'93    '93/'92
                                  ------     ------     ------     -------    -------
Basic banking transactional
  services(a)                     $422.3     $412.4     $379.7        2.4%       8.6%
EPS related revenues (b)            31.8       13.1       92.5      142.7      (85.8)
Securities gains                    18.7       16.1       13.8
Other non-interest income           92.8      110.9       81.8      (16.3)      35.6
                                  ------     ------     ------
Non-interest income before
    non-recurring items            565.6      552.5      567.8        2.4       (2.7)

Non-recurring items                  1.9(c)    21.5(d)    42.9(e)
                                  ------     ------     ------
Total non-interest income         $567.5     $574.0     $610.7       (1.1)      (6.0)
                                  ======     ======     ======

- --------------------------------------------
(a) Comprised of debit and credit card fees, service charges on deposit accounts, trust income, and fees for international services.
(b) Includes income related to CoreStates' investment in the EPS joint venture in 1994 and 1993, and for 1992, MAC and POS revenues, the businesses contributed to the joint venture in December 1992.
(c) Includes the pre-tax gain of $1.9 million recorded on the sale of the two remaining Virgin Islands branches.
(d) Includes pre-tax gains of $11.0 million recorded on the sale of five Virgin Islands branches, $9.1 million on prepayments of long-term debt and $1.4 million in excess recoveries from the settlement of a previously charged off loan at Independence.
(e) Includes a $41.1 million pre-tax gain recorded on the EPS transaction, and a $1.8 million gain on the sale of a Constellation branch.

    While reported total non-interest income decreased $6.5 million or 1.1% in 1994, following a decline of $36.7 million, or 6.0% in 1993, total non-interest income in 1994 before non-recurring items increased $13.1 million or 2.4% over 1993. The relatively low growth rate for 1994 reflects the election by commercial customers to pay for deposit services by maintaining deposit balances (the value of which is included in net interest income) in lieu of cash fees, declines in income and fees derived from mortgage banking, and a decline in trust income.

    Comparability between the three years was affected by the December 1992 restructuring of CoreStates' MAC and POS consumer electronic payment business into EPS. Also in December 1993, CoreStates exchanged substantially all of its preferred stock in EPS for a ten-year 6.45% note providing for equal payments over the life of the note. While the deferred gain generated in 1992 was unchanged, the gain began to be recognized in 1994 and is the principal reason for the increase in EPS related revenues for 1994. As a result of the original EPS restructuring in 1992, 1993 reflects a significant decline in debit and credit card fees and includes $13.2 million, reflecting EPS' preferred stock dividends and CoreStates' 31% equity share in the net income of the EPS joint venture for that year. For analytical purposes, fees generated by the MAC and POS businesses have been reclassified from the debit and credit card fee category in the preceding table in 1992. POS and MAC revenues in 1994 and 1993 were recorded by EPS. Included in other non-interest income in 1994 and 1993, respectively, are $23.1 million and $17.5 million of fees earned by Financial Telesis, a third-party provider of lockbox processing and data management services, which was acquired by CoreStates on December 31, 1992.

    CoreStates recorded net securities gains of $18.7 million in 1994, $16.1 million in 1993 and $13.8 million in 1992. Investment securities gains in 1994 included $5.0 million recorded on sale of certain investments acquired with Constellation and $10.7 million recorded on sales of certain bank stocks. Investment securities gains for 1993 included $13.6 million on sales of domestic equity securities and $8.6 million on sales of foreign equity securities, partially offset by $6.1 million for partial writedowns of foreign equity securities. Investment securities gains for 1992 were $2.6 million, including $3.6 million of gains recorded on sales of certain investments acquired with First Peoples Corporation in September 1992, $5.3 million of gains recorded on the partial sale of a foreign equity investment, and $1.7 million of gains recorded on sales of domestic equity securities.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

NON-INTEREST INCOME - CONTINUED

    Income from basic banking transactional services increased 2.4% in 1994, following growth of 8.6% in 1993. The components of basic banking transactional services are discussed in detail below.

    . Service charges on deposit accounts, paid in fees, increased $1.2 million, or .7%, in 1994, compared to $16.3 million, or 10.0%, in 1993. After adding the value of service charges paid through the maintenance of deposit balances by commercial and correspondent customers, which is included in net interest income, total service charge compensation for 1994 was $328.8 million, up $9.0 million, or 2.8%, from 1993. Although the underlying activity related to this combined revenue stream was up over 10%, the revenue growth was much lower because 1993 revenues included the partial benefit of a wider spread on a portion of these balances invested on a longer term basis. This spread narrowed significantly in 1994. Total service charge compensation on this basis for 1993 was $319.8 million, an increase of $33.9 million or 11.9% over 1992.

   . Fees for international services increased $10.3 million, or 14.8%, in 1994, as compared with an increase of $9.2 million, or 15.2%, in 1993. The growth in revenues for 1994 reflects a continuing emphasis on international services. The growth in revenues for 1993 was principally due to increased volume from new branch offices. International non-credit product volume growth, particularly foreign exchange fees, continued to be responsible for high gross revenue increases in 1994 and 1993.

   . Trust income decreased $4.4 million, or 4.4%, in 1994 following an increase of $5.1 million, or 5.2%, in 1993. The 1994 decline in trust income was caused by declines in the financial markets which generated lower asset values and some customer attrition. Growth in assets and related fees in the Personal Trust, Investment Services, and Employee Benefit areas contributed to 1993 fee growth.

   . Debit and credit card fees increased $2.9 million, or 4.6% in 1994, following an increase of $2.1 million, or 3.5%, in 1993. For analytical purposes, fees generated by the MAC and POS businesses, which were contributed to the EPS joint venture in December 1992, have been reclassified from the debit and credit card fee category in the table on page 38 in 1992. Credit card fees were up $.9 million, or 3.4%, for 1993. At year-end 1994, CoreStates' credit card portfolio included approximately 601,000 active accounts, compared to 575,000 active accounts at year-end 1993. Merchant processing services fees in 1993 were level with 1992.

    Other operating income decreased by $18.1 million, or 16.3% principally as a result of mortgage banking activity which was adversely impacted by reduced refinance activity and higher mortgage rates. Gains on sales of mortgages and mortgage servicing fees were down $11.6 million and $4.1 million in 1994, respectively. Other operating income in 1993 increased $29.1 million, or 35.6%, primarily due to $17.5 million of fees earned by Financial Telesis. Gains on trading account securities were $2.3 million in 1994, as compared with $2.3 million in 1993 and $1.8 million in 1992.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

NON-FINANCIAL EXPENSES                                                      Percentage
(in millions)                                                           increase(decrease)
                                                                        ------------------
                                 1994         1993         1992         '94/'93    '93/'92
                               --------     --------     --------       -------    -------
Salaries, wages and
 benefits                      $  631.1     $  623.0     $  620.5         1.3%       0.4%
Net occupancy expense             114.5        115.0        112.8         (.4)       2.0
Equipment expense                  77.1         74.8         85.6         3.1      (12.6)
Other operating expenses          380.2        384.3        414.6        (1.1)      (7.3)
                               --------     --------     --------
Non-financial expenses
   before significant and
   unusual items                1,202.9      1,197.1      1,233.5         (.5)      (3.0)
Significant and unusual
   items                          114.7(a)      44.8(b)      73.1(c)
                               --------     --------     --------
Total non-financial
   expenses                    $1,317.6     $1,241.9     $1,306.6         6.1       (5.0)
                               ========     ========     ========

- ----------------------------
(a) Includes merger-related costs at $75.0 million and $33.7 million for Constellation and Independence, respectively; other real estate writedowns of $2.3 million and $3.7 million related to Germantown branch closings and signage.
(b) Comprised of other real estate writedowns totalling $26.6 million; writedowns of purchased mortgage servicing rights of $8.2 million and $10.0 million related to the establishment of Transys, a new transaction services business.
(c) Includes $34.3 million of other real estate writedowns; writedown of $10.7 million of purchased mortgage servicing rights; $4.5 million for streamlining business operations; $7.4 million of expenses associated with personnel related initiatives; and $16.2 million for systems enhancements and operations consolidations.

    Reported total non-financial expenses in 1994 were 6.1% higher than 1993. However, excluding significant and unusual items, non-financial expenses for 1994 were substantially unchanged from 1993. While reported total non-financial expenses in 1993 of $1,241.9 million reflected a decrease of 5.0% from 1992, excluding significant and unusual items as noted for both years in the table above, non-financial expenses for 1993 decreased 3.0% from 1992. Comparability of 1993 and 1992 is also impacted by the formation of EPS, as total non-financial expenses for 1992 included eleven months of expenses related to the MAC and POS businesses which were contributed to EPS in December 1992.

    Salaries, wages and benefits increased 1.3% in 1994, compared to an increase of 0.4% in 1993. The 1994 increase in salary and benefit costs was largely the result of normal salary increases offset by partial year staff reductions due to merger consolidations. At year-end 1994, the number of full-time equivalent employees declined by over 900 as operations and systems mergers were completed for acquired companies. A decrease in 1993 salary expense attributable to the transfer of employees in the MAC and POS businesses to EPS, was partially offset by an increase in employee related expenses of $11.7 million due to the acquisition of Financial Telesis. The number of full-time equivalent employees at December 31, 1994, 1993 and 1992 was: 15,076; 16,017; and 16,271,
respectively.

    Net occupancy expense decreased .4% in 1994, compared to an increase of 2.0% in 1993. Equipment expenses increased 3.1% in 1994, compared to a decrease of 12.6% in 1993. Equipment expense showed increases in 1994 as continued technological improvements were made in delivery systems and support areas. The decline in combined 1993 net occupancy and equipment expense was primarily due to the formation of the EPS joint venture.

    Other operating expenses decreased 1.1% in 1994, following a decline of 7.3% in 1993 compared to 1992. The decrease in 1994 was largely due to reductions in amortization of mortgage servicing rights intangibles which was $8.2 million less than 1993.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED


PROVISION FOR INCOME TAXES

    The provision for income taxes was $143.7 million in 1994 compared to $173.8 million in 1993 and $128.2 million in 1992. The $30.1 million decrease in 1994 total tax expense was primarily the result of lower pre-tax book income. The provision for income taxes for 1994, 1993 and 1992 were at effective rates of 36.6%, 32.4%, and 32.3%, respectively. The increase in the effective rate is primarily due to a lower dividend received deduction resulting from the EPS recapitalization.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER
FINANCIAL REPORTING

FINANCIAL STATEMENTS

CoreStates Financial Corp is responsible for the preparation, integrity, and fair presentation of its published financial statements as of December 31, 1994, and the year then ended. The consolidated financial statements of CoreStates Financial Corp have been prepared in accordance with generally accepted accounting principles and, as such, include some amounts that are based on judgments and estimates of management.

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

Management assessed CoreStates Financial Corp's internal control structure over financial reporting as of December 31, 1994. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1994.



Chief Financial Officer
/s/ David C. Carney



Chairman and Chief Executive Officer
/s/ Terrence A. Larsen

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
INDEPENDENT ACCOUNTANTS' REPORT


The Board of Directors and Shareholders
CoreStates Financial Corp

We have examined managements assertion that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1994 included in the accompanying Management's Report on Internal Controls over Financial Reporting, insofar as management's assertion relates to the internal control structure over the annual financial reporting in the 1994 consolidated financial statements of CoreStates Financial Corp.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included obtaining an understanding of the internal control structure over financial reporting, testing, and evaluating the design and operating effectiveness of the internal control structure, and such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

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

In our opinion, management's assertion that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1994, insofar as management's assertion relates to the internal control structure over the annual financial reporting in the 1994 consolidated financial statements of CoreStates Financial Corp, is fairly stated, in all material respects, based upon the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.



/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
March 7, 1995

REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND SHAREHOLDERS
CORESTATES FINANCIAL CORP

We have audited the accompanying consolidated balance sheets of CoreStates Financial Corp as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 and 1992 financial statements of Constellation Bancorp and Independence Bancorp, Inc., which statements reflect total assets constituting 17.2% of the related consolidated totals as of December 31, 1993, and net interest income constituting 15.6% of the related consolidated totals for each of the years ended December 31, 1993 and 1992. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to data included for Constellation Bancorp and Independence Bancorp, Inc., is based solely on the reports of other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CoreStates Financial Corp at December 31, 1994 and 1993, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, in 1994 and 1993 the Company changed its method of accounting for certain investments in debt and equity securities, in 1993 the Company changed its method of accounting for post-employment benefits, and in 1992 the Company changed its methods of accounting for income taxes and for post-retirement benefits other than pensions.



/s/Ernst & Young LLP


Philadelphia, Pennsylvania
February 7, 1995

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME

(in thousands, except per share amounts)

                                                              Year Ended December 31,
                                                        -----------------------------------
INTEREST INCOME                                             1994        1993        1992
                                                        -----------  ----------  ----------
Interest and fees on loans:
  Taxable income.....................................    $1,675,532  $1,553,865  $1,609,209
  Tax exempt income..................................        22,818      31,150      38,554
Interest on investment securities:
  Taxable income.....................................       140,379     185,866     216,074
  Tax exempt income..................................        16,552      19,304      22,777

Interest on time deposits in banks...................        66,389      44,340      58,613
Interest on Federal funds sold, securities purchased
  under agreements to resell and other...............         7,857       7,339      16,611
                                                        -----------  ----------  ----------
    Total interest income............................     1,929,527   1,841,864   1,961,838
                                                        -----------  ----------  ----------
INTEREST EXPENSE
Interest on deposits:
  Domestic savings...................................       139,703     149,094     230,166
  Domestic time (Note 9).............................       196,869     212,471     311,970
  Overseas branches and subsidiaries.................        28,286      18,248      28,319
                                                        -----------  ----------  ----------
    Total interest on deposits.......................       364,858     379,813     570,455
Interest on short-term funds borrowed (Note 10)......        85,123      67,001      60,480
Interest on long-term debt (Note 11).................        90,177      69,779      78,425
                                                        -----------  ----------  ----------
    Total interest expense...........................       540,158     516,593     709,360
                                                        -----------  ----------  ----------
    Net interest income..............................     1,389,369   1,325,271   1,252,478
Provision for losses on loans (Note 7)...............       246,900     121,201     160,250
                                                        -----------  ----------  ----------
    Net interest income after provision for
     losses on loans.................................     1,142,469   1,204,070   1,092,228
                                                        -----------  ----------  ----------
NON-INTEREST INCOME
Service charges on deposit accounts..................       180,676     179,428     163,132
Trust income.........................................        97,362     101,793      96,731
Fees for international services......................        79,682      69,432      60,247
Debit and credit card fees...........................        64,585      61,717     152,078
Income from investment in EPS, Inc. (Note 20)........        31,800      13,159           -
Gains on trading account securities..................         2,347       2,254       1,836
Securities gains (Note 5)............................        18,753      16,110      13,805
Other gains (Notes 6 and 20).........................         1,900      11,000      41,072
Other operating income...............................        90,435     119,137      81,763
                                                        -----------  ----------  ----------
    Total non-interest income........................       567,540     574,030     610,664
                                                        -----------  ----------  ----------
NON-FINANCIAL EXPENSES
Salaries, wages and benefits (Notes 12 and 13).......       631,134     622,969     627,904
Net occupancy (Notes 8 and 14).......................       117,516     114,951     112,765
Equipment expenses (Note 8)..........................        77,098      74,844      85,589
Other operating expenses (Note 16)...................       491,813     429,098     480,335
                                                        -----------  ----------  ----------
    Total non-financial expenses.....................     1,317,561   1,241,862   1,306,593
                                                        -----------  ----------  ----------
INCOME BEFORE INCOME TAXES.......................           392,448     536,238     396,299
Provision for income taxes (Note 16).................       143,656     173,809     128,165
                                                        -----------  ----------  ----------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE..............................        248,792     362,429     268,134
Cumulative effect of a change in accounting
  principle, net of income tax benefits of $1,846
  in 1994, $7,005 in 1993 and $43,760 in 1992........        (3,430)    (13,010)    (84,946)
                                                        -----------  ----------  ----------
NET INCOME.....................................          $  245,362 $   349,419  $  183,188
                                                        ===========  ==========  ==========
PER COMMON SHARE DATA (Based on weighted average
  shares outstanding of 142.498 million in 1994,
  145.398 million in 1993, and 135.813 million
  in 1992)..........................................
Income before cumulative effect of a change in
  accounting principle..............................          $1.75       $2.49       $1.97
                                                              =====       =====       =====
Net Income..........................................          $1.73       $2.40       $1.35
                                                              =====       =====       =====
Cash dividends declared.............................          $1.24       $1.14       $1.02
                                                              =====       =====       =====

See accompanying notes to the financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in thousands)

                                                                   December 31,
                                                            -------------------------
                                                                1994          1993
                                                            -----------   -----------
ASSETS
Cash and due from banks (Note 4).......................     $ 2,262,512   $ 2,521,676
Time deposits, principally Eurodollars.................       1,750,458     1,319,457
Investment securities held-to-maturity (market value:
  1994-$2,423,830; 1993-$2,257,513) (Note 5)...........       2,454,584     2,228,560
Investment securities available-for-sale (Note 5)......         426,047     1,370,606
Total loans, net of unearned discounts of
  $146,305 in 1994 and $151,994 in 1993 (Note 6).......      20,526,216    19,776,258
  Less: Allowance for loan losses (Note 7).............        (500,631)     (450,823)
                                                            -----------   -----------
          Net loans....................................      20,025,585    19,325,435
Federal funds sold and securities purchased under
  agreements to resell.................................         731,820       161,527
Trading account securities.............................           1,206         6,393
Due from customers on acceptances......................         342,211       332,234
Premises and equipment (Note 8)........................         423,832       410,022
Other assets (Note 20).................................         906,881       758,707
                                                            -----------   -----------
          Total assets.................................     $29,325,136   $28,434,617
                                                            ===========   ===========

LIABILITIES
Deposits:
  Domestic:
    Non-interest bearing...............................     $ 6,362,470   $ 6,649,367
    Interest bearing (Note 9)..........................      14,565,051    13,686,027
  Overseas branches and subsidiaries (Note 9)..........       1,113,365       796,902
                                                            -----------   -----------
          Total deposits...............................      22,040,886    21,132,296
Short-term funds borrowed (Note 10)....................       1,546,201     1,884,125
Bank acceptances outstanding...........................         336,103       337,180
Other liabilities (Note 12)............................       1,260,722     1,123,342
Long-term debt (Note 11)...............................       1,791,110     1,589,290
                                                            -----------   -----------
          Total liabilities............................      26,975,022    26,066,233
                                                            -----------   -----------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 15)

SHAREHOLDERS' EQUITY (NOTES 11, 13 AND 19)
Preferred stock: authorized 10.0 million
  shares; no shares issued................................            -            -
Common stock: $1 par value; authorized 200.0 million
  shares; issued 145.9 million shares in 1994 and
  145.8 million shares in 1993 (including treasury
  shares of 1.0 million in 1994 and .4 million in 1993).      2,350,114    2,368,384
                                                            -----------  -----------
          Total shareholders' equity......................    2,350,114    2,368,384
                                                            -----------  -----------
          Total liabilities and shareholders' equity......  $29,325,136  $28,434,617
                                                            ===========  ===========

See accompanying notes to the financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(IN THOUSANDS)

                                                            COMMON     CAPITAL    RETAINED     TREASURY
                                                            STOCK      SURPLUS    EARNINGS       STOCK      TOTAL
                                                           --------   --------   ----------   ---------   ----------
Balances at December 31, 1991............................  $ 77,017   $713,283   $1,144,822   $  (7,711)  $1,927,411

Net income...............................................                           183,188                  183,188
Net change in unrealized gain in marketable
  equity securities, net of tax (Note 5).................                             1,331                    1,331
Treasury shares acquired (30 shares).....................                                        (1,480)      (1,480)
Stock issued in public offering (7,842 shares)...........     7,842     59,739                                67,581
Common stock issued under employee benefit
  plans (1,230 new shares; 52 treasury shares)...........     1,190     30,286          131         777       32,384
Common stock issued under dividend reinvestment
  plan (449 new shares; 220 treasury shares).............       338     14,083                    4,288       18,709
Conversion of subordinated debt (16 treasury shares).....                               (45)        245          200
Foreign currency translation adjustments.................                            (4,384)                  (4,384)
Common dividends declared................................                          (130,381)                (130,381)
                                                           --------   --------   ----------   ---------   ----------
Balances at December 31, 1992............................    86,387    817,391    1,194,662      (3,881)   2,094,559

Net income...............................................                           349,419                  349,419
Issuance of shares in connection with a 100% common
  stock dividend.........................................    58,929    (58,929)
Net unrealized gain on investments available-for-sale,
  net of tax (Note 5)....................................                            64,305                   64,305
Acquisition of Inter Community Bancorp (640 treasury
  shares)................................................                              (213)     17,459       17,246
Treasury shares acquired (1,060 shares)..................                                       (29,449)     (29,449)
Repurchase and retirement of common stock................      (382)    (2,255)      (5,808)                  (8,445)
Common stock issued under employee benefit
  plans (857 new shares; 175 treasury shares)............       586     13,701       (1,510)      4,871       17,648
Common stock issued under dividend reinvestment
  plan (358 new shares; 111 treasury shares).............       220      8,590         (101)      3,181       11,890
Foreign currency translation adjustments.................                            (1,758)                  (1,758)
Common dividends declared................................                          (147,031)                (147,031)
                                                           --------   --------   ----------   ---------   ----------
Balances at December 31, 1993............................   145,740    778,498    1,451,965      (7,819)   2,368,384

Net income...............................................                           245,362                  245,362
Net change in unrealized gain on investments avaliable-
  for-sale, net of tax (Note 5)..........................                           (52,951)                 (52,951)
Acquisition of Germantown Savings Bank (5,880 treasury
  shares) (Note 2).......................................                            (8,605)    156,361      147,756
Treasury shares acquired (8,598 shares)..................                                      (228,963)    (228,963)
Repurchase and retirement of common stock................      (177)      (981)      (3,583)         (2)      (4,743)
Common stock issued under employee benefit
  plans (279 new shares; 688 treasury shares)............       279      4,172       (7,803)     18,456       15,104
Common stock issued under dividend reinvestment and
  stock purchase plans (450 treasury shares).............                   77         (483)     12,306       11,900
Conversion of subordinated debt (36 new shares;
  909 treasury shares)...................................        36                  (2,001)     25,364       23,399
Cash paid for fractional shares..........................                               (83)                     (83)
Foreign currency translation adjustments.................                                52                       52
Common dividends declared................................                          (175,103)                (175,103)
                                                           --------   --------   ----------   ---------   ----------
Balances at December 31, 1994............................  $145,878   $781,766   $1,446,767   $ (24,297)  $2,350,114
                                                           ========   ========   ==========   =========   ==========

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands)

                                                                    Year Ended December 31,
                                                        ---------------------------------------------
                                                            1994              1993            1992
                                                        ------------     -------------   ------------
OPERATING ACTIVITIES
   Net income..................................         $   245,362      $    349,419    $    183,188
   Adjustments to reconcile net income to net
       cash provided by operating activities:
     Cumulative effect of a change in
         accounting principle (Note 12)........               3,430            13,010          84,946
     Provision for losses on loans.............             246,900           121,201         160,250
     Provision for losses and writedowns
      on other real estate owned...............              44,538            26,614          34,253
     Depreciation and amortization.............              76,277            84,998         106,111
     Deferred income tax expense (benefit).....              16,393           (10,656)         26,864
     Securities gains (Note 5).................             (18,753)          (16,110)        (13,805)
     Other gains (Notes 6 and 20)..............              (1,900)          (11,000)        (41,072)
     Increase in due to factored clients.......              41,262           147,072           1,923
     Proceeds from contribution of assets
      to EPS joint venture (Note 20)...........                   -                 -          79,350
     (Increase) decrease in interest receivable             (25,625)            3,646          44,398
     Increase (decrease) in interest payable...              23,551            (7,738)        (62,667)
     Other, net................................              54,881            43,789          80,004
                                                        -----------      ------------     -----------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                706,316           744,245         683,743
                                                        -----------      ------------     -----------
INVESTING ACTIVITIES
   Purchase of Germantown Saving Bank, net of
     cash acquired (Note 2)....................             (74,053)                -               -
   Net (increase) decrease in loans (Note 6)...            (633,013)       (1,483,539)       (191,780)
   Proceeds from sales of loans (Note 6).......             897,528           790,193         568,698
   Loans originated or acquired--non-bank
     subsidiaries..............................         (33,760,035)      (24,712,336)    (16,561,468)
   Principal collected on loans--non-bank
     subsidiaries..............................          33,399,764        24,411,312      16,364,389
   Net (increase) decrease in time deposits,
     principally Eurodollars...................            (431,001)          495,615        (131,596)
   Purchases of investments held-to-maturity...          (1,030,404)                -               -
   Purchases of investments available-for-sale.            (422,894)
   Proceeds from maturities of investments held-
     to-maturity...............................           1,655,885                 -               -
   Proceeds from maturities of investments
     available-for-sale........................             308,598                 -               -
   Proceeds from sales of investments
     available-for-sale........................             690,343                 -               -
   Purchases of investment securities..........                   -        (2,252,933)     (2,169,341)
   Proceeds from sales of investment
     securities................................                   -           581,101         408,341
   Proceeds from maturities of investment
     securities................................                   -         1,819,500       1,440,311
   Net (increase) decrease in Federal funds
     sold and securities purchased under
     agreements to resell......................            (549,293)          105,363         109,410
   Purchases of premises and equipment.........             (92,232)         (107,275)        (47,221)
   Proceeds from sales and paydowns on other
     real estate owned.........................              59,947            84,389          79,073
   Other, net..................................              19,617             6,689          49,505
                                                        -----------      ------------     -----------
     NET CASH PROVIDED BY (USED IN) INVESTING
       ACTIVITIES..............................              38,757          (261,921)        (81,679)
                                                        -----------      ------------     -----------
FINANCING ACTIVITIES
 Net decrease in deposits....................              (536,836)         (540,605)       (244,987)
 Long-term debt issued (Note 11).............               478,048           916,519         332,775
 Retirement of long-term debt................              (242,432)         (683,399)       (215,756)
 Net proceeds from issuance of common
   stock in public offering..................                     -                 -          67,581
 Net decrease in short-term funds
   borrowed..................................              (337,924)          (19,919)       (165,407)
 Cash dividends paid.........................              (160,122)         (143,334)       (126,265)
 Purchase of treasury stock..................              (228,963)          (29,449)         (1,480)
 Other, net..................................                23,992            29,538          51,093
                                                        -----------      ------------     -----------
   NET CASH USED IN FINANCING ACTIVITIES.....            (1,004,237)         (470,649)       (302,446)
                                                        -----------      ------------     -----------
  INCREASE (DECREASE) IN CASH AND DUE
   FROM BANKS...............................               (259,164)           11,675         299,618
   Cash and due from banks at January 1,.....             2,521,676         2,510,001       2,210,383
                                                        -----------      ------------     -----------
 CASH AND DUE FROM BANKS AT DECEMBER 31,.....           $ 2,262,512      $  2,521,676     $ 2,510,001
                                                        ===========      ============     ===========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
 Cash paid during the year for:
   Interest..................................           $    513,773     $    524,565    $    771,780
                                                        ============     ============    ============
   Income taxes..............................           $    130,904     $    167,216    $    124,952
                                                        ============     ============    ============

See accompanying notes to the financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of CoreStates Financial Corp ("the Corporation") and all of its subsidiaries, including:
CoreStates Bank, N.A. ("CBNA"); New Jersey National Bank ("NJNB"); CoreStates Bank of Delaware, N.A. ("CBD"); Congress Financial Corporation; and CoreStates Capital Corp. All material intercompany transactions have been eliminated. The financial statements include the consolidated accounts of Independence Bancorp, Inc. ("Independence"), which was acquired on June 27, 1994, and Constellation Bancorp ("Constellation"), which was acquired on March 16, 1994 for all periods presented. Both transactions were accounted for under the pooling of interests method of accounting. Certain amounts in prior years have been reclassified for comparative purposes.

CHANGES IN ACCOUNTING PRINCIPLES.
During the first quarter of 1994, Independence recognized a $3,430 after-tax, or $.02 per share, impairment loss on certain mortgage securities as a cumulative effect of a change in accounting principle. The loss was the result of a write-down to fair value of these securities, which were deemed to be impaired. This resulted from a Financial Accounting Standards Board ("FASB") 1994 interpretation of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). The interpretation, reached by consensus of the FASB Emerging Issues Task Force in March 1994, provides more definitive criteria for recognition of impairment losses on these types of securities.

Effective December 31, 1993, the Corporation adopted FAS 115. FAS 115 established the accounting and reporting requirements for investments in equity securities that have readily determinable fair values and for all investments in debt securities. All affected investment securities must be classified as either held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are carried at amortized cost. Trading securities are carried at fair value with unrealized holding gains and losses reported in the income statement. Available-for-sale securities are carried at fair value with unrealized holding gains and losses reported as a component of shareholders' equity. As a result of adopting FAS 115, securities with an original carrying value of $1,272,138 were classified as available-for-sale at December 31, 1993 and were written up to their aggregate fair value of $1,370,606. After the related tax effects, shareholders' equity at December 31, 1993 was increased by $64,305 to reflect the write-up of these securities to fair value.

Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"). FAS 112 established the accounting requirements for benefits provided to former or inactive employees after employment but before retirement. FAS 112 requires that employers accrue the costs associated with providing benefits, such as salary and benefit continuation under disability plans, when payment of the benefits is probable and the amount of the obligation can be reasonably estimated. The Corporation recognized the January 1, 1993 FAS 112 transitional liability of $20,015, $13,010 after-tax or $.09 per share, as the cumulative effect of a change in accounting principle.

Effective January 1, 1992, the Corporation adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106"). FAS 106 requires that employers accrue the costs associated with providing postretirement benefits during the active service periods of employees. As permitted under FAS 106, the Corporation elected to immediately recognize the January 1, 1992 transitional liability of $128,706, $84,946 after-tax or $.62 per share, as the cumulative effect of a change in accounting principle.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

Debt securities not classified as held-to-maturity or trading and marketable equity securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of shareholders' equity. The accumulated net unrealized gain on available-for-sale securities included in retained earnings was $11,354 at December 31, 1994.

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

Commercial loans are placed on a non-accrual status, generally recognizing interest as income when received, when, in the opinion of management, the collectability of principal or interest becomes doubtful. The deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation. In those cases where collection of principal is in doubt, additions are made to the allowance for loan losses.

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

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

INTERNATIONAL OPERATIONS

Forward exchange contracts are valued at current rates of exchange. Gains or losses on forward exchange contracts intended to hedge an identifiable foreign currency commitment, if any, are deferred and included in the measurement of the related foreign currency transaction. All other gains or losses on forward exchange contracts are included in the consolidated statement of income.

Currency gains and losses in connection with foreign loans and deposit contract transactions, which are included in interest income and expenses, are recognized pro rata over the contract terms. Foreign currency translation adjustments are recorded directly to retained earnings. The cumulative foreign currency translation gain (loss) was $(1,571), $(1,623) and $135 at December 31, 1994, 1993 and 1992, respectively.

DERIVATIVE INTEREST RATE CONTRACTS

The Corporation uses various interest rate contracts such as, interest rate swaps, futures, forward rate agreements, caps and floors, primarily to manage the interest rate risk of specific assets, liabilities or anticipated transactions and to provide for the needs of its customers. For contracts held for purposes other than trading, gains or losses are deferred and recognized as adjustments to interest income or expense of the underlying assets or liabilities and the interest differentials are recognized as adjustments of the related interest income or expense. Gains or losses resulting from early terminations of these contracts are deferred and amortized over the remaining term of the underlying assets or liabilities. Any fees received or disbursed which represent adjustments to the yield on interest rate contracts are capitalized and amortized over the term of the interest rate contracts. Contracts held or issued for customers are valued at market with gains or losses included in the consolidated income statement.

CASH DIVIDENDS DECLARED PER SHARE

Cash dividends declared per share for the periods prior to the acquisitions of Independence on June 27, 1994, Constellation on March 16, 1994 and First Peoples Financial Corporation on September 3, 1992 assume that the Corporation would have declared cash dividends equal to the cash dividends per share actually declared by the Corporation.

STOCK DIVIDEND

All common shares outstanding and per common share data reflect the impact of the Corporation's 100% stock dividend declared on August 17, 1993, and paid on October 15, 1993 to shareholders of record on September 15, 1993 ("the Stock Dividend"). An amount equal to the par value of the shares issued in connection with the Stock Dividend was transferred from capital surplus to common stock.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

2.  ACQUISITIONS

On December 2, 1994, the Corporation purchased Germantown Savings Bank ("Germantown") a Pennsylvania chartered stock savings bank with $1.6 billion in assets and $1.4 billion in deposits at the time of the acquisition. Under the terms of the transaction, each of Germantown's 4.15 million shares of common stock was exchanged for a combination of the Corporation's common stock, equal to approximately 55% of the $62 per Germantown share purchase price, and cash, equal to approximately 45% of the purchase price. As a result of this acquisition, 5.9 million shares of the Corporation's common stock were issued out of treasury stock. The transaction had a total value of approximately $260 million and was accounted for under the purchase method of accounting. Accordingly, the results of operations of Germantown have been included with the Corporation since the date of acquisition. Under this method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. Intangible assets of $191 million, including $148 million of goodwill, were created in this transaction. Goodwill will be amortized to other operating expense on a straight-line basis over 15 years.

A summary of unaudited pro forma combined financial information for the Corporation and Germantown combined follows:

                                            Year Ended December 31,
                                            -----------------------
                                               1994         1993
                                            ----------    ---------
Operating results (in thousands,
  except per share):
Net interest income...............          $1,457,323    $1,395,883
Non-interest income...............             571,738       580,445
Income before cumulative effect
  of a change in accounting
  principle.......................             263,219       374,178
Per common share..................                1.77          2.47
Average common shares
  outstanding.....................             148,444       151,261

On March 16, 1994, the Corporation acquired Constellation Bancorp ("Constellation"), a New Jersey bank holding company with $2.3 billion in assets and $2.1 billion in deposits. The Corporation issued approximately 11.3 million shares of common stock to shareholders of Constellation based on an exchange ratio of .4137 of a share of the Corporation's common stock for each share of Constellation common stock.

On June 27, 1994, the Corporation acquired Independence Bancorp, Inc. ("Independence"), a Pennsylvania bank holding company with $2.6 billion in assets and $2.1 billion in deposits. The Corporation issued approximately 16.6 million shares of common stock to shareholders of Independence based on an exchange ratio of 1.5 shares of the Corporation's common stock for each share of Independence common stock.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

2.  ACQUISITIONS - (continued)

The Constellation and Independence acquisitions were both accounted for under the pooling of interests method of accounting; accordingly, the consolidated financial statements have been restated to include the consolidated accounts of Constellation and Independence for all periods presented. Previously reported information was as follows:


1993                                            CORPORATION      CONSTELLATION      INDEPENDENCE
- ----                                            -----------      -------------      ------------

Net interest income...........................  $1,117,901         $100,753         $106,617
Provision for losses on loans.................     100,000           10,000           11,201
Non-interest income...........................     503,055           41,599           29,376
Non-financial expenses........................   1,033,375          115,186           93,601
Provision for income taxes....................     159,654              662   (a)      8,312
Income before cumulative effect of a change
  in accounting principle.....................     327,927           16,504           22,879
Cumulative effect of a change in accounting
  principle, net of tax.......................     (13,010)               -
Net income....................................     314,917           16,504           22,879
Income per share before cumulative effect of a
  change in accounting principle..............        2.80              .61             1.98
Net income per share..........................        2.69              .61             1.98
Cash dividends declared.......................        1.14                -             1.16

1992
- ----

Net interest income...........................  $1,057,046         $ 86,304         $109,128
Provision for losses on loans.................     119,300           10,000           30,950
Non-interest income...........................     546,509           40,585           23,941
Non-financial expenses........................   1,094,591          118,527           93,250
Provision for income taxes....................     127,260               53 (a)        1,757
Income (loss) before cumulative effect of a
  change in accounting principle..............     262,404           (1,691)           7,112
Cumulative effect of a change in accounting
  principle, net of tax.......................     (80,986)               - (c)        4,378 (b)
Net income (loss).............................     181,418           (1,691)          11,490
Income (loss) per share before cumulative
  effect of a change in accounting principle          2.27             (.19)             .63
Net income (loss) per share...................        1.57             (.19)            1.02
Cash dividends declared.......................        1.02                -             1.16

_____________________________
(a) In 1993, Constellation prospectively adopted FAS 109. However, restated financial information is prepared as if Constellation retroactively adopted FAS 109 as of January 1, 1987. The impact of applying pooling of interests accounting rules and retroactively applying FAS 109 to Constellation had the following effects on restated net income and period-end common shareholders' equity:


                                                                        Increase (decrease)
                                                                            in net income              Cumulative increase
                                                                        ---------------------               in common
                                                                        Amount      Per Share          shareholders' equity
                                                                        ------      ---------          --------------------
Year ended:
 December 31, 1993...........................................           $(5,076)     $(.03)                   $39,924
 December 31, 1992...........................................               702        .01                     45,000

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

2.  ACQUISITIONS - (continued)

(b) Independence prospectively adopted FAS 109 on January 1, 1992, recognizing a cumulative benefit of $4.4 million as the cumulative effect of a change in accounting principle. However, restated financial information is prepared as if Independence retroactively adopted FAS 109 as of January 1, 1987. The impact of applying pooling of interests accounting rules and retroactively applying FAS 109 to Independence had the following effects on restated net income and period-end common shareholders' equity:


                                                           Increase  (decrease)
                                                               in net income            Cumulative increase
                                                           -------------------               in common
                                                           Amount    Per Share          shareholders' equity
                                                           ------    ---------          --------------------

Year ended:
  December 31, 1993...............................              -            -                    -
  December 31, 1992...............................        $(4,378)      $(.03)                    -

(c) Constellation adopted FAS 106 on January 1, 1993, the date required under that statement. Constellation elected not to recognize immediately is $6.0 million transitional liability, but to amortize that liability over 20 years. As permitted under FAS 106 and pooling accounting, the restated financial information is prepared as if Constellation adopted FAS 106 effective January 1, 1992 and immediately recognized the $6.0 million, $4.0 million after-tax, transitional liability. Salaries, wages and benefits have been adjusted accordingly.

Subsequent to the March 16, 1994 consummation of the Constellation acquisition, Constellation recorded merger-related charges in the first quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform its consumer lending charge-off policies to those of the Corporation, and charges for expenses attributable to the acquisition. These merger-related charges totalled $127.8 million after-tax, or $.89 per share. On a pre-tax basis, the merger-related charges consisted of a $120.0 million provision for loan losses, a $28.0 million addition to the OREO reserve, $13.0 million for the writedown of purchased mortgage servicing rights and related assets, and $34.0 million for expenses directly attributable to the acquisition including severance costs of $8.0 million related to approximately 370 employees.

Subsequent to the June 27, 1994 consummation of the Independence acquisition, Independence recorded merger-related charges in the second quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform its consumer lending charge-off policies to those of the Corporation, and charges for expenses attributable to the acquisition. These merger-related charges totalled $39.6 million after-tax, or $.28 per share. On a pre-tax basis, the merger-related charges consisted of a $25.0 million provision for loan losses, a $4.0 million addition to the OREO reserve, and $29.7 million for expenses directly attributable to the acquisition including severance costs of $5.0 million related to approximately 345 employees.

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

The following table summarizes the carrying amount and fair value estimates of financial instruments at December 31, 1994 and 1993.


                                                                1994                                      1993
                                                   ------------------------------              -------------------------
                                                    Carrying                                     Carrying
                                                   or Notional           Fair                   or Notional      Fair
                                                      Amount             Value                     Amount        Value
                                                   -----------       ------------               -----------   -----------
ASSETS:
Cash and short-term assets.....................    $ 4,744,790       $ 4,744,790                $ 4,002,660   $ 4,002,660
Investment securities..........................      2,880,631         2,849,877                  3,599,166     3,628,119
Trading account securities.....................          1,206             1,206                      6,393         6,393
Net loans, excluding leases....................     19,315,247        19,856,330                 18,596,671    19,190,044
LIABILITIES:
Demand deposits................................     15,213,517         15,213,517                 1,788,786    15,788,786
Time deposits..................................      6,827,369          6,898,093                 5,343,510     5,505,362
Short-term borrowings..........................      1,546,201          1,546,201                 1,884,125     1,884,125
Long-term debt.................................      1,791,110          1,741,345                 1,589,290     1,637,098
OFF-BALANCE SHEET ASSET
  (LIABILITY):
Letters of credit..............................      2,369,426            (5,923)                 2,015,753        (4,111)
Commitments to extend credit...................     11,802,714           (13,310)                 9,993,922       (13,000)
Derivative financial
  instruments..................................     13,289,463          (204,183)                 8,142,583       135,709

Fair value estimates, methods, and assumptions are set forth below for the Corporation's financial instruments.

CASH AND DUE FROM BANKS AND SHORT-TERM INSTRUMENTS The carrying amounts reported in the balance sheet for cash and due from banks and short-term instruments approximate their fair values. Short-term instruments include: time deposits; Federal funds sold; and securities purchased under agreements to resell, all of which generally have original maturities of less than 90 days.

INVESTMENT SECURITIES Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments. See Note 5 for the carrying value and estimated fair value of investment securities.

TRADING ACCOUNT SECURITIES Fair values for the Corporation's trading account securities, which also are the amounts recognized in the balance sheet, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

LOANS Fair values are estimated for loans in groups with similar financial and risk characteristics. Loans are segregated by type including: commercial and industrial; commercial real estate; residential real estate; credit card and other consumer; financial institutions; factoring receivables; and foreign. Each loan type is further segmented into fixed and variable rate interest terms and by performing and non-performing categories in order to estimate fair values.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS - (continued)

The fair value of fixed-rate performing loans is calculated by discounting scheduled principal and interest cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan type at December 31, 1994 and 1993. The estimate of maturity is based on the Corporation's historical experience with repayments for each loan type, modified by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by referring to secondary market source pricing.

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

The following table presents carrying amounts and estimated fair values for loans at December 31, 1994 and 1993. Disclosures about fair value of lease financing receivables, which totaled $710,338 and $728,764 at December 31, 1994 and 1993, respectively, are not required by FAS 107, accordingly, the following table excludes lease financing receivables.

                                                                     1994                             1993
                                                           --------------------------        -------------------------
                                                              Carrying       Fair                Carrying       Fair
                                                               Amount        Value                Amount        Value
                                                           ------------   -----------        ------------  -----------
Domestic loans:
  Commercial, industrial and other..................       $ 8,688,733      $8,678,995       $ 7,879,451   $ 7,869,217
  Real estate loans                                          6,490,649       6,426,174         6,663,656     6,695,595
  Consumer:
    Installment.....................................         1,386,776       1,396,125         1,356,633     1,380,210
    Credit card.....................................         1,374,598       1,481,430         1,178,972     1,274,288
  Financial institutions............................           668,119         666,554           870,489       872,396
  Factoring receivables.............................           622,380         622,380           555,211       555,211
Foreign.............................................           584,623         584,672           543,082       543,127
                                                            -----------    -----------       -----------   -----------
  Total loans, excluding lease
    financing.........................................      19,815,878      19,856,330        19,047,494    19,190,044
Allowance for loan losses...........................          (500,631)              -          (450,823)            -
                                                            -----------    -----------       -----------   -----------
  Net loans, excluding lease
    financing...........................................   $19,315,247     $19,856,330       $18,596,671   $19,190,044
                                                            ===========    ===========       ===========   ===========

The fair value estimate for credit card loans is based on the value of existing loans at December 31, 1994 and 1993. This estimate does not include the benefit that relates to estimated cash flows from new loans expected to be generated from existing cardholders over the remaining life of the portfolio. That benefit is estimated to be approximately $59 million at December 31, 1994 and $64 million at December 31, 1993 and is neither included in the fair value estimate for credit card loans, nor recorded as an intangible asset in the consolidated balance sheet.

DEPOSIT LIABILITIES The fair values disclosed for demand deposits (non-interest bearing checking accounts, NOW accounts, savings accounts, and money market accounts) are, by FAS 107 definition, equal to the amount payable on demand at the reporting date (i.e. their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates offered on certificates at December 31, 1994 and 1993, respectively, to an estimate of aggregate expected maturities for those certificates of deposit.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS - (continued)

The following table presents carrying amounts and estimated fair values of deposits at December 31, 1994 and 1993:

                                                                       1994                                   1993
                                                          ------------------------------          ------------------------------
                                                            Carrying          Fair                  Carrying            Fair
                                                             Amount           Value                  Amount             Value
                                                          -----------        -----------          -----------        -----------
Domestic:
  Non-interest bearing checking.........................  $ 6,362,470        $ 6,362,470          $ 6,649,367        $ 6,649,367
  NOW accounts..........................................    1,875,391          1,875,391            1,907,537          1,907,537
  Savings accounts......................................    4,354,829          4,354,829            4,188,103          4,188,103
  Money market accounts.................................    2,620,827          2,620,827            3,043,779          3,043,779
  Time deposits.........................................    5,714,004          5,784,728            4,546,608          4,708,460
                                                          -----------        -----------          -----------        -----------
        Total domestic deposits.........................   20,927,521         20,998,245           20,335,394         20,497,246
Overseas branches and
   subsidiaries.........................................    1,113,365          1,113,365              796,902            796,902
                                                          -----------        -----------          -----------        -----------
        Total deposits..................................  $22,040,886        $22,111,610          $21,132,296        $21,294,148
                                                          ===========        ===========          ===========        ===========

The estimated fair values above do not include the benefit that results from funding provided by core deposit liabilities as compared to the cost of borrowing funds in the financial markets. That benefit, commonly referred to as a deposit base intangible, is estimated to be approximately $600,000 at December 31, 1994 and $570,000 at December 31, 1993 and is neither considered in the above estimated fair value amounts nor recorded as an intangible asset in the consolidated balance sheet. The core deposit base intangible was determined by using a discounted cash flow approach to value the spread between the cost of core deposit liabilities and the cost of alternative borrowing sources over the estimated lives of the core deposit liabilities.

SHORT-TERM FUNDS BORROWED The carrying amounts of Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term borrowings approximate their fair values.

LONG-TERM DEBT The fair values for long-term debt are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using discounted cash flow analyses based on the Corporation's borrowing rates at December 31, 1994 and 1993 for comparable types of borrowing arrangements. See Note 11 for additional information regarding the carrying value and estimated fair value of long-term debt.

OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS AND COMMITMENTS Fair values for the Corporation's futures, forwards, interest rate swaps, options, interest rate caps and floors, and foreign exchange contracts are based on quoted market prices (futures); current settlement values (forwards); quoted market prices of comparable instruments (foreign currency exchange contracts); or, if there are no relevant comparable instruments, on pricing models or formulas using current assumptions (interest rate swaps, interest rate caps and floors, and options). The fair value of commitments to extend credit other than credit card is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The value of commitments to extend credit under credit card lines is embodied in the benefit that relates to estimated cash flows from new loans expected to be generated from existing cardholders over the remaining life of the portfolio.

The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties. See
Note 15 for the notional value and estimated fair value of the Corporation's off-balance sheet derivative financial instruments and commitments.

4.  CASH AND DUE FROM BANKS

The Corporation's banking subsidiaries are required to maintain reserve balances with the Federal Reserve Bank. The average amount of those reserve balances for the years ended December 31, 1994 and 1993 were approximately $326,000, and $462,000, respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

5.  INVESTMENT SECURITIES

The carrying and fair values of investment securities at December 31, 1994 and 1993 were as follows:

                                             Gross       Gross
                               Amortized   Unrealized  Unrealized     Fair
                                  Cost       Gains       Losses      Value
                               ----------  ----------  ----------  ----------
1994
- ----
Held-to-Maturity
- ----------------
U.S. Treasury................  $  736,613    $    202     $13,545  $  723,270
U.S. Government agencies.....   1,107,550         923      16,572   1,091,901
State and municipal..........     297,890       6,602       5,562     298,930
Other:
 Domestic....................     284,466         331       3,133     281,664
 Foreign.....................      28,065           -           -      28,065
                               ----------    --------     -------  ----------
  Total held-to-maturity.....  $2,454,584    $  8,058     $38,812  $2,423,830
                               ==========    ========     =======  ==========

Available-for-Sale
- ------------------
U.S. Treasury................  $  185,411                 $ 8,015  $  177,396
U.S. Government agencies.....     147,996    $     89       8,855     139,230
State and municipal..........       8,218          99          90       8,227
Other:
 Domestic....................      35,914      17,041       2,067      50,888
 Foreign.....................      23,229      27,109          32      50,306
                               ----------    --------     -------  ----------
   Total available-for-sale..  $  400,768    $ 44,338     $19,059  $  426,047
                               ==========    ========     =======  ==========

1993
- ----
Held-to-Maturity
- ----------------
U.S. Treasury................  $  522,537    $  6,203     $   169  $  528,571
U.S. Government agencies.....   1,318,522       5,481       2,758   1,321,245
State and municipal..........     277,377      16,753         247     293,883
Other:
 Domestic....................      88,423       1,193         154      89,462
 Foreign.....................      21,701       2,655           4      24,352
                               ----------    --------     -------  ----------
  Total held-to-maturity.....  $2,228,560    $ 32,285     $ 3,332  $2,257,513
                               ==========    ========     =======  ==========

Available-for-Sale
- ------------------
U.S. Treasury................  $  435,721    $ 14,320     $   502  $  449,539
U.S. Government agencies.....     439,496       9,815         621     448,690
State and municipal..........      77,050       2,185         174      79,061
Other:
 Domestic....................     308,488      26,988       5,919     329,557
 Foreign.....................      11,383      52,376           -      63,759
                               ----------    --------     -------  ----------
   Total available-for-sale..  $1,272,138    $105,684     $ 7,216  $1,370,606
                               ==========    ========     =======  ==========

At December 31, 1992, marketable equity securities of $37,204 were carried at the aggregate of their lower of cost or market. During 1992, the Corporation recorded pre-tax gains of $2,636 on sales of certain domestic marketable equity securities. At December 31, 1992, the market value of the marketable equity securities portfolio exceeded its carrying value by $20,592. These marketable equity securities are carried in the available-for-sale portfolio and have been written up by $43,989 at December 31, 1994 the aggregate of their excess fair values over cost, through an after-tax credit to retained earnings. The Corporation recorded pre-tax gains of $11,926 in 1994 and $13,594 in 1993 on sales of certain domestic equity securities. During 1994, 1993 and 1992, the Corporation recorded pre-tax gains of $2,567, $8,617 and $5,325 on sales of foreign equity securities.

Included in other domestic securities available-for-sale at December 31, 1993 were mortgage residual securities with an amortized cost and fair value of $13,251 and $8,339, respectively. Pre-tax write-downs of $3,961 were recognized in 1993 on these investments and were included in securities gains and losses. During the first quarter of 1994, a $3,430 after-tax impairment loss was recognized on these mortgage residual securities as the cumulative effect of a change in accounting principle. The loss was the result of a write-down to fair value of these securities which were deemed to be impaired. This write-down resulted from a FASB interpretation of FAS 115 reached by a consensus of the FASB Emerging Issues Task Force in March 1994, which provided more definitive criteria for recognition of impairment losses on these types of securities.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

5.  INVESTMENT SECURITIES - (continued)

At December 31, 1994 and 1993, there were no investments in securities of any single, non-Federal issuer in excess of 10% of shareholders' equity.

Securities with a carrying value of $1,579,588 were pledged at December 31, 1994 to secure public deposits, trust deposits, and for certain other purposes as required by law.

The amortized cost and estimated fair value of debt securities at December 31, 1994, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

                                              Amortized      Fair
                                                 Cost        Value
                                              ----------  ----------
Held-to-Maturity
- ----------------
Due in one year or less.................      $  721,604  $  717,867
Due after one year through five years...         617,953     606,435
Due after five years through ten years..         147,964     146,205
Due after ten years.....................         105,699     107,466
Mortgage-backed securities..............         789,479     773,952
                                              ----------  ----------
                                              $2,382,699  $2,351,925
                                              ==========  ==========
Available-for-Sale
- ------------------
Due in one year or less.................      $   76,069  $   76,079
Due after one year through five years...          96,703      90,907
Due after five years through ten years..          27,967      25,157
Due after ten years.....................           6,446       6,327
Mortgage-backed securities..............         158,408     148,413
                                              ----------  ----------
                                              $  365,593  $  346,883
                                              ==========  ==========

Proceeds from sales of investments in debt securities available-for-sale during 1994, 1993, and 1992 were $657,361, $535,267 and $344,605, respectively. Gross gains of $9,625 in 1994, $6,069 in 1993 and $8,475 in 1992, and gross losses of $4,739 in 1994, $200 in 1993 and $808 in 1992 were realized on those sales.

6.  LOAN PORTFOLIO

For a breakdown of the loan portfolio by type of loan and for information on non-performing loans, refer to Supplemental Financial Data under the captions Loan Portfolio and Non-Performing Assets (pages 84 and 86).

The book value of real estate loans transferred to other real estate owned during 1994, 1993, and 1992 was $32,215, $48,124 and $126,184, respectively.
Other real estate owned includes properties that the Corporation has acquired in foreclosure or that have been determined to be "in substance" foreclosed.

At December 31, 1994 and 1993, the Corporation had loans totalling $149,996 and $119,099, respectively, to its directors, officers and companies in which the directors had a 10% or more voting interest. These loans were made on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The 1994 additions and reductions were $2,081,641 and $2,050,744, respectively.

In May 1992, the Corporation sold the assets of Signal Financial Corp, a consumer finance subsidiary, including approximately $300,000 of consumer installment loans. The loans were sold net of $14,700 of the allowance for loan losses. This transaction had an immaterial impact on the earnings of the Corporation.

In September 1993, the Corporation sold five of its seven branches from the Virgin Islands operations. The five branches had loans of $131,200 and deposits of $228,800 at the time of sale. The Corporation recorded a pre-tax gain of $11,000 on the sale. In December 1994, the remaining two branches were sold at a pre-tax gain of $1,900.

In 1994 and 1993, the Corporation sold $317,000 and $207,000, respectively, of fixed-rate home equity loans in securitization transactions.

Included in the loan portfolio are $530 million of residential mortgage loans which will be sold in the second quarter of 1995. These loans are being accounted for as assets held for sale and are carried at lower of cost or market at December 31, 1994.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

7.  ALLOWANCE FOR LOAN LOSSES

The following represents an analysis of changes in the allowance for loan losses for the years ended December 31, 1994, 1993 and 1992:

                                                  1994            1993          1992
                                               ---------       ---------      ---------
Balance at beginning of period...............  $ 450,823       $ 442,267      $ 473,301
Allowance for loans sold at date of sale.....          -            (353)       (14,700)
Allowance for loans purchased at date
   of purchase...............................         24              -           1,028
Allowance for loans of bank acquired under
   purchase method of accounting.............     23,739           2,703              -
Provision charged to operating expense.......    246,900         121,201        160,250
Recoveries of loans previously charged off.       63,059          86,738         70,069
Loan charge-offs.............................   (283,914)      ( 201,733)      (247,681)
                                               ---------       ---------         -------
Balance at end of period.....................  $ 500,631       $ 450,823       $442,267
                                               =========       =========        =======

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

8. PREMISES AND EQUIPMENT

The consolidated balance sheet includes premises and equipment, net of accumulated depreciation and amortization of $535,126 and $525,889 at December 31, 1994 and 1993, respectively. Depreciation and amortization of premises and equipment for the years ended December 31, 1994, 1993, and 1992, was $56,919, $59,792, and $67,384, respectively.

9. TIME DEPOSITS

Domestic time deposits in denominations of $100 or more at December 31, 1994, 1993, and 1992 were:

                                                  1994           1993           1992
                                                --------       --------       --------
Commercial certificates of deposit.........     $268,402       $295,835       $638,258
Other domestic time deposits,
    principally savings certificates.......      371,771        145,195        209,637
                                                --------       --------       --------
               Total.......................     $640,173       $441,030       $847,895
                                                ========       ========       ========

Interest expense on domestic time deposits in denominations of $100 or more for the years ended December 31, 1994, 1993, and 1992 was:

                                                            1994           1993          1992
                                                          --------       -------       -------
Interest expense:
    Commercial certificates of deposit.................    $ 9,547       $13,908        $30,739
    Other domestic time deposits, principally
           savings certificates........................     13,231         9,434         17,956
                                                            -------      -------        -------
               Total...................................    $22,778       $23,342        $48,695
                                                           =======       =======        =======

Substantially all of the deposits of overseas branches and subsidiaries were time deposits in denominations of $100 or more for each of the three years.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

10. SHORT-TERM FUNDS BORROWED

Short-term funds borrowed at December 31, 1994 and 1993 include the following:

                                                         1994        1993
                                                      ----------  ----------
Federal funds purchased (a).........................  $  252,340  $  606,617
Securities sold under agreements to repurchase (b)..     139,923     249,731
Commercial paper (c)................................     853,947     501,838
Other short-term funds borrowed (d).................     299,991     525,939
                                                      ----------  ----------
          Total short-term funds borrowed (e).......  $1,546,201  $1,884,125
                                                      ==========  ==========

(a) Federal funds purchased generally represent the overnight Federal funds transactions of banking subsidiaries with correspondent banks. The weighted average interest rate paid was 4.58% in 1994, 3.15% in 1993 and 3.39% in 1992. The maximum amount outstanding at any month-end was $961,634 during 1994, $1,160,951 during 1993, and $848,953 during 1992.

(b) Securities sold under agreements to repurchase usually mature within one to thirty days or are due on demand. The weighted average interest rate paid was 2.61% in 1994, 2.73% in 1993 and 3.57% in 1992. The maximum amount outstanding at any month-end was $281,327 during 1994, $386,368 during 1993 and $427,349 during 1992.

(c) Commercial paper issued by CoreStates Capital Corp is used to finance the short-term borrowing requirements of certain banking-related activities. Commercial paper is issued with maturities of not more than nine months and there are no provisions for extension, renewal or automatic rollover. The weighted average interest rate on commercial paper borrowings was 4.24% in 1994, 3.14% in 1993 and 3.72% in 1992. The maximum amount outstanding at any month-end was $919,292 during 1994, $714,439 during 1993 and $578,364 during 1992.

At December 31, 1994, the Corporation had fee-based lines of credit facilities from unaffiliated banks totalling $645,000. The lines of credit were established in support of commercial paper borrowings, Medium Term Note issuance and general corporate purposes. In January 1995, the Corporation replaced these bi-lateral lines of credit with a $650,000 revolving credit facility. Unless extended by the Corporation in accordance with the terms of the facility agreement, the facility expires January 1999. There were no borrowings under these lines at December 31, 1994. The interest rate charged for usage of these lines varies with money market conditions.

(d) Other short-term funds borrowed include term Federal funds purchased and demand notes payable to the U.S. Treasury.

(e) The aggregate average short-term funds borrowed were $1,928,000 in 1994, $1,962,000 in 1993 and $1,657,000 in 1992. The weighted average interest rate was 4.42% in 1994, 3.42% in 1993 and 3.65% in 1992. The average interest rate is calculated primarily on a daily average of short-term funds borrowed.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

11.  LONG-TERM DEBT
Long-term debt at December 31, 1994 and 1993 includes the following:

                                                            1994                            1993
                                              -----------------------------       -----------------------
                                                Carrying            Fair            Carrying       Fair
CoreStates Financial Corp:                       Amount            Value             Amount       Value
                                              ------------       ----------        ----------  ----------
  8 5/8% Mortgages due 2001...........          $    9,997       $   10,068        $   10,803  $   12,505
  7% Convertible Subordinated
    Debentures due 2011 (a)...........                  --               --            42,147      44,813
  Subordinated Debentures due
    2000 (b)..........................                  --               --            25,000      25,000
                                                ----------        ---------          --------      ------
                                                     9,997           10,068            77,950      82,318
                                                ----------        ---------          --------    --------
CoreStates Capital Corp ("CSCC"):
  5 7/8% Guaranteed Subordinated
    Notes due 2003 (c)................            200,000           165,900           200,000     192,480
  6 6/8% Guaranteed Subordinated
    Notes due 2005 (c)................            175,000           150,535           175,000     172,358
  9 6/8% Guaranteed Subordinated
    Notes due 2001 (d)................            150,000           157,230           150,000     178,395
  9 1/8% Guaranteed Subordinated
    Notes due 2003 (e)................            100,000           104,130           100,000     118,830
  Medium Term Notes (f)...............          1,099,585         1,097,998           808,085     812,299
                                               ----------        ----------        ----------  ----------
                                                1,724,585         1,675,793         1,433,085   1,474,362
                                               ----------        ----------        ----------  ----------
Other subsidiaries:
  Federal Home Loan Bank
    Borrowings (g)....................             55,000            53,956            65,000      66,801
  9.35% Subordinated
    Note due July 2003 (h)............                 --                --            10,000      10,250
  Various other.......................              1,528             1,528             3,255       3,367
                                               ----------        ----------        ----------  ----------
                                                   56,528            55,484            78,255      80,418
                                               ----------        ----------        ----------  ----------
  Total long-term debt (i)............         $1,791,110        $1,741,345        $1,589,290  $1,637,098
                                               ==========        ==========        ==========  ==========

(a) The Debentures were called for redemption at 101.4% plus accrued interest in November 1994. As a result of this call, 945,000 common shares were issued on conversion of $23,000 of the debentures.

(b) The debentures were retired at par plus accrued interest in January 1994.

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

(f) CSCC can issue Medium Term Notes (Senior and Subordinated) ranging in maturity of more than nine months from date of issue. The interest rate or interest rate formula on each Note is established by CSCC at the time of issuance. The Senior Notes are unconditionally guaranteed as to payment of principal and interest by the Corporation. The Subordinated Notes are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Subordinated Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all existing and future senior Corporation indebtedness. At December 31, 1994, $1.1 billion of debt was outstanding with terms up to five years at fixed interest rates ranging from 4.90% to 6.51% and various floating interest rates.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

11.  LONG-TERM DEBT - continued

Under an existing shelf registration statement filed with the Securities and Exchange Commission, the Corporation had debt and capital securities that were registered but unissued of approximately $674.0 million at December 31, 1994.

(g) The borrowings range in maturity from May 1995 to June 1996 at floating interest rates of three month LIBOR less .10% and fixed interest rates from 4.58% to 5.89%.

(h) On December 16, 1994, the Note was called.  The redemption price was 102%.

(i) The consolidated aggregate maturities and sinking fund requirements for long-term debt for the years ending December 31, 1995 through 1999 are:
$470,375; $305,965; $137,616; $111,743; and $137,222, respectively.

12.  RETIREMENT AND BENEFIT PLANS

Pension expense under the Corporation's defined benefit pension plans was $20,390 in 1994, $12,007 in 1993 and $10,926 in 1992. The projected benefit obligation exceeded plan assets at fair value by $44,346 at December 31, 1994, based on current and estimated future salary levels. The excess of the projected benefit obligation is reconciled to the accrued pension cost included in other liabilities as follows:

                                                                December 31,
                                                          ----------------------
                                                           1994           1993
                                                         --------       --------
Plan assets at fair value(a)...........................  $456,293       $484,273
                                                         --------       --------
  Present value of benefit obligation:
  Accumulated benefits based on salaries to date,
    including vested benefits of $371,570 in 1994 and
    $384,469 in 1993...................................   402,772        419,943
  Additional benefits based on estimated future
    salary levels......................................    97,867        110,675
                                                         --------       --------
Projected benefit obligation...........................   500,639        530,618
                                                         --------       --------
Amount projected benefit obligation exceeds
  plan assets at fair value at December 31,............   (44,346)       (46,345)
Reconciliation:
  Unrecognized prior service cost......................     5,879          5,736
  Unrecognized net asset from date of initial
    application........................................   (27,538)       (31,551)
  Net deferred actuarial loss..........................    19,299         44,172
                                                         --------       --------
Accrued pension expense included in other liabilities..  $(46,706)      $(27,988)
                                                         ========       ========

_____________________________________
(a) Primarily U.S. Government securities, U.S. agency securities, fixed income securities and commingled funds managed by subsidiary banks.

Net pension cost for the years ended December 31, 1994, 1993 and 1992 included the following expense (income) components:

                                                    1994       1993       1992
                                                  ---------  ---------  ---------
Service cost benefits earned during the period..  $ 21,260   $ 16,117   $ 15,384
Interest cost on projected benefit obligation...    38,773     35,186     32,933
Actual (return) loss on plan assets.............    17,746    (49,401)   (16,426)
Net amortization and deferral...................   (57,389)    10,105    (20,965)
                                                  --------   --------   --------
  Net pension cost..............................  $ 20,390   $ 12,007   $ 10,926
                                                  ========   ========   ========

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation for the Corporation was 8.0% and 7.0%, respectively, at December 31, 1994 and 1993. The rate of increase on future compensation levels was 5.0%. The expected long-term rate of return on plan assets was 8.5% to 9.5%.

The Corporation sponsors a savings plan for its employees. Contributions to the savings plan for the employers' match were $13,133 in 1994, $13,576 in 1993, and $13,117 in 1992.

Prior to its acquisition by the Corporation, Independence maintained a defined contribution plan which covered all employees who meet age and service requirements. Expense related to this plan was $2,407 in 1994, $2,636 in 1993, and $2,861 in 1992. Vested contributions were rolled into the Corporation's savings plan.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

12.  RETIREMENT AND BENEFIT PLANS - (continued)

The Corporation and its subsidiaries provide certain postretirement health care and life insurance benefits for retired employees. Postretirement benefits are provided through an insurance company whose premiums are based on the benefits paid during the year. The postretirement health care plan is contributory, with retiree contributions based on years of service.

Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106") requires that employers accrue the costs associated with providing postretirement benefits during the active service periods of employees, rather than the previously accepted accounting practice of recognizing these costs on a pay-as-you-go basis.

Effective January 1, 1992, the Corporation adopted FAS 106. As permitted under FAS 106, the Corporation elected to recognize immediately the transitional postretirement benefit liability of $128,706, $84,946 after-tax or $.62 per share, as the cumulative effect of a change in accounting principle.

The liability for postretirement benefits included in other liabilities at December 31, 1994 and 1993 was as follows:

                                                     1994                 1993
                                                  ----------            ----------
Accumulated postretirement benefit obligation:
   Retirees.....................................  $ (93,547)            $(102,143)
   Fully eligible active plan participants......     (2,979)               (3,662)
   Other active plan participants...............    (32,420)              (41,056)
                                                  ---------             ---------
Accumulated postretirement benefit obligation      (128,946)             (146,861)
Plan assets at fair value (a)...................     24,467                20,006
                                                  ---------             ---------
Unfunded obligation at December 31,.............   (104,479)             (126,855)
Unrecognized net (gain) loss....................    (27,247)                3,795
                                                  ---------              --------
Accrued postretirement benefit obligation.......  $(131,726)            $(123,060)
                                                  =========             =========

- ------------------------------------
(a)  Primarily municipal bonds and short-term investments.

Net periodic postretirement benefit cost for the years ended December 31, 1994 and 1993 included the following expense (income) components:

                                                    1994            1993
                                                  --------        --------
Service cost-benefits earned during the period..  $ 2,323         $ 2,160
Interest cost on accumulated postretirement
   benefit obligation...........................    9,261          10,108
Actual return on plan assets....................     (461)             (6)
Net amortization and deferral...................     (736)              6
                                                  -------         -------
Net periodic postretirement benefit cost........  $10,387         $12,268
                                                  =======         =======

For measurement purposes, an 11% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1994; the rate was assumed to decrease gradually to 9.5% for 1997 and remains at that level thereafter. For measurement purposes, a fixed dollar amount was determined as the Corporation's maximum cost per employee. This fixed dollar amount was established at the projected cost level for medical expenses in 1997. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1994 by $9,217 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $730.

The expected long-term rate of return on plan assets was 6.0%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.0% and 7.0%, respectively, at December 31, 1994 and 1993.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

12.  RETIREMENT AND BENEFIT PLANS - (continued)

Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112") was issued in November 1992 to establish accounting for benefits provided to former or inactive employees after employment but before retirement. FAS 112 requires that employers accrue the costs associated with providing benefits, such as salary and benefit continuation under disability plans, when payment of the benefits is probable and the amount of the obligation can be reasonably estimated. Effective January 1, 1993, the Corporation adopted FAS 112. The Corporation recognized the January 1, 1993 FAS 112 transitional liability of $20,015, $13,010 after-tax or $.09 per share, as the cumulative effect of a change in accounting principle. The impact of FAS 112 on salaries, wages and benefits expense for the year ended December 31, 1994 and 1993 was not material.

13.  LONG-TERM INCENTIVE PLAN

The Corporation has outstanding options granted under the Corporation's long-term incentive plan (the "Plan"). As provided in the Plan, a variety of incentives can be issued to eligible participants including restricted stock awards, incentive stock options, non-qualified stock options, stock appreciation rights, performance units and cash awards. Constellation, Independence and Germantown had maintained similar plans. Options granted under those plans were assumed by the Corporation upon consummation of their respective acquisitions. The Plan provides for a maximum number of options available to be granted each year equal to 2% of outstanding common shares as of January 1 of that year. Information on options for 1994 follows:

                                          Shares
                                          under           Option price
                                          option            per share
                                        ----------      ---------------
Balance at January 1, 1994..........    6,419,579       $ 3.21 - $54.70
Options granted.....................    1,896,925        26.38 -  28.00
Options exercised...................     (936,294)        3.21 -  27.50
Options cancelled...................     (144,511)        7.64 -  54.70
                                        ---------
Balance at December 31, 1994........    7,235,699         3.99 -  54.70
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

The assumed exercise of the options and other awards under the Plan did not have a materially dilutive effect on the earnings per share in years 1992 through 1994.

The preceding option table does not reflect 214,062 performance unit awards outstanding at December 31, 1994, 280,190 at December 31, 1993 and 371,514 at December 31, 1992. Performance unit awards are earned subject to specific performance of the Corporation over specified performance periods as defined in the Plan. The payment value of each performance unit earned for the applicable performance period is the fair market value of one share of common stock of the Corporation based on the formula contained in the Plan. During 1994, 1993 and 1992, respectively, $867, $1,051 and $1,557 was expensed in connection with performance unit awards.

14.  OPERATING LEASES

Rental expense, reduced by sublease rental income, charged to operations was $59,820, $63,055 and $62,042 for 1994, 1993 and 1992, respectively.

15.  OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS AND COMMITMENTS

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

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS AND COMMITMENTS - continued

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR PURPOSES OTHER THAN TRADING

The Corporation uses off-balance sheet derivative financial instruments, such as interest rate swaps, futures and caps, to manage interest rate risk. The Corporation's exposure to interest rate risk stems from the mismatch between the sensitivity to movements in interest rates of the Corporation's assets and liabilities and from the spread risk between the rates on those assets and liabilities and financial market rates. The use of derivatives to manage interest rate risk falls into three categories: interest sensitivity adjustments, interest rate spread protection and hedging anticipated asset sales.

Interest rate swaps and futures are generally used to lengthen the interest rate sensitivity of short-term assets and to shorten the repricing characteristics of longer term liabilities. Interest rate caps are used to manage spread risk. Interest rate caps are also used to offset the risk of upward interest rate movement on adjustable rate mortgages and other products with imbedded caps as well as to reduce the risk that interest rate spreads narrow on prime based products. Gains or losses are used to adjust the basis of the related asset or liability and interest differentials are adjustments of the related interest income or expense.

In connection with anticipated sales of longer term assets acquired through merger or generated in the loan origination process, the Corporation uses interest rate swaps and option agreements to reduce interest rate sensitivity as the assets are readied for sale. Hedge gains or losses are used to adjust the basis of the assets held for sale.

Derivative financial instruments used in the management of interest rate risk at December 31, 1994 are summarized by category in the table on page 30. A summary of interest rate swap contracts categorized by whether the Corporation receives or pays fixed rates and stratified by repricing or maturity date is on page 32. Foreign currency derivatives used for hedging activities have not had a material impact on income or liquidity of the Corporation for any of the years presented.

DERIVATIVE FINANCIAL INSTRUMENTS HELD OR ISSUED FOR TRADING PURPOSES

In its business of providing risk management services for its customers, the Corporation engages in derivative activities including interest rate swaps, caps and floors. In addition, as part of its international business, the Corporation enters into foreign exchange contracts on behalf of customers. These contracts are matched against forward sale or purchase contracts. All customer related derivative financial instrument transactions are marked to market and any gains or losses are recorded in the income statement.

The Corporation does not maintain a regular trading business where unbalanced positions are taken in any financial derivative instrument.

Customer related derivative financial instruments accounted for as held for trading at December 31, 1994 are summarized by type of instrument in the table on page 33.

The following is a summary of off-balance sheet commitments and derivative financial instruments as of December 31, 1994 and 1993, including fair values:


                                                                                 1994                              1993
                                                                       --------------------------       -------------------------
                                                                       Notional         Fair              Notional         Fair
                                                                         or            Value                 or           Value
                                                                     Contractual      of Asset          Contractual      of Asset
                                                                        Amount      (Liability)(1)         Amount     (Liability)(1)
                                                                     -----------   --------------       -----------   --------------
Standby letters of credit, net of participations (a)...........      $1,125,262     $  (2,813)          $1,123,303    $ (1,884)
Commercial letters of credit...................................       1,244,164        (3,110)             892,450      (2,227)
Commitments to extend credit (b)...............................       8,223,261       (13,310)           7,000,689     (13,000)
Unused commitments under credit card lines.....................       3,579,453                          2,993,233
Interest rate futures and forward contracts (c):
   Commitments to purchase.....................................       1,043,000        (1,185)             925,500         365
Commitments to purchase foreign and
   U.S. currencies (d).........................................       1,816,549         1,702            1,336,646       1,148
Interest rate swaps, notional principal
   amounts (e).................................................       8,234,400      (210,300)           4,597,119     133,163
Interest rate caps and floors (f):
   Written.....................................................         749,857       (15,000)             622,920      (4,196)
   Purchased...................................................       1,150,657        20,200              621,398       5,004
Other derivatives..............................................         295,000           400               39,000         225

- ------------------------------------
(1)  See Note 3 for discussion of fair value.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS AND COMMITMENTS - continued

(a) Standby letters of credit ("SBLC") are used in various transactions to enhance the credit standing of the Corporation's customers and are subjected to the same risk, credit review and approval process as loans. SBLC's are irrevocable assurances that the Corporation will make payment in the event that a customer cannot perform its contractual obligations to third parties.

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

(d) Commitments to purchase foreign and U.S. currencies are primarily executed for the needs of customers. These foreign exchange contracts are structured similar to interest rate futures and forward contracts. The risk associated with a foreign exchange contract arises from the counterparty's ability to make payment at settlement and that the value of a foreign currency might change in relation to the U.S. dollar. The Corporation's exposure, if any, to counterparty failure equals the current market value of the contract, which at December 31, 1994 and 1993 was $2,275 and $1,160, respectively. Included in fees for international services are net foreign exchange gains of $18,863, $15,979 and $16,887 for the years ended December 31, 1994, 1993 and 1992, respectively.

(e) Interest rate swaps generally represent the contractual exchange of fixed and variable rate interest payments based on a notional principal amount and an
interest reference rate.   Credit risk exists with respect to these instruments
arising from the possible failure of the counterparty to make required payments on those contracts which are favorable to the Corporation. The Corporation's exposure to counterparty failure equals the current replacement cost of the contract. At December 31, 1994 and 1993, the replacement cost of the Corporation's interest rate swap contracts was $17,093 and $160,598, respectively. The risk of counterparty failure is controlled by limiting transactions to an approved list of counterparties. Net cash received on interest rate swaps during 1994 totaled $99,928.

(f) Interest rate caps and floors are written by the Corporation to enable customers to transfer, modify or reduce their interest rate risk. Interest rate caps and floors are similar to interest rate swaps except that payments are made only if current interest rates move above or below a predetermined rate. The risk associated with interest rate caps and floors is an unfavorable change in
interest rates.   As a writer of interest rate caps and floors, the Corporation receives a premium in exchange for bearing the risk of an unfavorable change in
interest rates.   The Corporation generally minimizes this risk by entering into offsetting cap and floor positions that essentially counterbalance each other. The Corporation also enters interest rate caps to offset the risk of upward interest rate movement on assets with embedded caps as well as to limit spread risk. As a purchaser of interest rate caps, the Corporation pays a premium in exchange for the right to receive payments if interest rates rise above predetermined levels. Similar to interest rate swaps, credit risk exists with respect to the possible failure of the counterparty to make required payments on those contracts which are favorable to the Corporation. Exposure to counterparty failure equals the current replacement cost of the contract which totalled $20,200 and $5,004, respectively, at December 31, 1994 and 1993.

In the normal course of business, the Corporation and its subsidiaries are subject to numerous pending and threatened legal actions and proceedings, some for which the relief or damages sought are substantial. Management does not believe the outcome of these actions and proceedings will have a materially adverse effect on the consolidated financial position of the Corporation.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

16.  PROVISION FOR INCOME TAXES

The provision for income taxes in the consolidated statement of income consists of the following:


                                                  1994       1993       1992
                                                --------   --------   --------
Current:
  Federal.....................................  $106,053   $155,972   $ 85,838
  State.......................................    15,652     18,209     11,095
                                                --------   --------   --------
        Total domestic........................   121,705    174,181     96,933
  Foreign.....................................     5,558     10,284      4,368
                                                --------   --------   --------
        Total current.........................   127,263    184,465    101,301
Deferred Federal and state expense (benefit)..    16,393    (10,656)    26,864
                                                --------   --------   --------
        Total provision for income taxes......  $143,656   $173,809   $128,165
                                                ========   ========   ========

The significant components of the Corporation's deferred tax assets and liabilities at December 31, 1994 and 1993 are as follows:

                                                   1994         1993
                                                 ---------    ---------
Deferred tax assets:
  Allowance for loan losses....................  $171,176     $149,097
  Postretirement and postemployment benefits...    65,743       56,346
  Reserves.....................................    26,616       30,931
  Other........................................    61,108       71,388
                                                 --------     --------
  Gross deferred tax asset.....................   324,643      307,762
  Valuation allowance..........................    (9,102)      (9,102)
                                                 --------     --------
         Total deferred tax assets.............   315,541      298,660
                                                 --------     --------

Deferred tax liabilities:
  Auto leasing portfolio.......................    88,570       69,721
  FAS 115 fair value accounting................     5,981       34,916
  Partnership investments......................       744       19,660
  Tax over book depreciation...................    18,040       16,689
  Affiliate income.............................    17,716       14,924
  Other........................................     9,984       15,692
                                                 --------     --------
        Total deferred tax liabilities.........   141,035      171,602
                                                 --------     --------
Net deferred tax assets........................  $174,506     $127,058
                                                 ========     ========

At December 31, 1994 cumulative deductible temporary differences are approximately $928 million and the related deferred tax asset is $325 million. The major components of the temporary differences include $489 million related to the allowance for loan losses and $188 million related to pension, FAS 106 and FAS 112. Cumulative taxable temporary differences related to deferred tax credits at December 31, 1994 are estimated at $403 million and are primarily related to leasing, FAS 115 fair value accounting, affiliate income and depreciation. The related deferred tax liability is $141 million.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

16.  PROVISION FOR INCOME TAXES - (continued)

The Corporation has determined that it is not required to establish a valuation reserve for the Federal deferred tax asset since it is more likely than not that the deferred tax asset of $315 million will be principally realized through carryback to taxable income in prior years, and future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income and tax planning strategies. Management believes that future taxable income will be sufficient to realize the benefits of temporary deductible differences that cannot be realized through carryback to prior years or through the reversal of future temporary taxable differences. The Corporation's conclusion that it is "more likely than not" that the deferred tax asset will be realized is based on a history of growth in earnings and the prospects for continued growth including an analysis of potential uncertainties that may affect future operating results. The Corporation will continue to review the tax criteria of "more likely than not", for the recognition of deferred tax assets on a quarterly basis.

As required by FAS 109, the Corporation has determined that it is required to establish a $9 million valuation reserve for the deferred tax asset related to pre-affiliation state income taxes.

The consolidated effective tax rates are reconciled to the statutory rate as follows:


                                         1994        1993        1992
                                         -----       -----       -----
Statutory rate.........................  35.0%       35.0%       34.0%
Difference resulting from:
  Tax-exempt income....................  (3.4)       (3.1)       (5.0)
  State, local and foreign income tax..   2.6         2.4         2.2
  Other, net...........................   2.4        (1.9)        1.1
                                         ----        ----        ----
Effective tax rate.....................  36.6%       32.4%       32.3%
                                         ====        ====        ====

Foreign earnings of certain subsidiaries would be taxed only upon their transfer to the United States. Accumulated earnings of insurance subsidiaries would be taxed only to the extent they are distributed as dividends, or exceed limits prescribed by tax laws. No transfers or dividends are contemplated at this time. Taxes payable upon remittance of such accumulated earnings of $22,014 at December 31, 1994 would approximate $7,306.

Taxes, other than income taxes, included in other operating expenses for the years ended December 31, 1994, 1993 and 1992 are $70,505, $76,608 and $75,382,
respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS:  Continued
(DOLLAR AMOUNTS IN THOUSANDS)

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of the Corporation, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation:

                                                                      THREE MONTHS ENDED
                                                ------------------------------------------------------------
                                                DEC.31          SEPT.30         JUNE 30          MARCH 31
                                                ------          -------         -------          --------
1994
- -----
Interest income......................           $517,956        $488,406        $473,956         $449,209
                                                ========        ========        ========         ========
Interest expense.....................           $158,709        $136,287        $124,291         $120,871
                                                ========        ========        ========         ========
Net interest income..................           $359,247        $352,119        $349,665         $328,338
                                                ========        ========        ========         ========
Provision for losses on loans........           $ 25,000        $ 25,000        $ 49,995         $146,905
                                                ========        ========        ========         ========
Securities gains.....................           $  4,610        $  4,223        $  3,023         $  6,897
                                                ========        ========        ========         ========
Income (loss) before cumulative
  effect of a change in accounting
  principle..........................           $111,475        $104,221        $ 63,091         $(29,995)
                                                ========        ========        ========         ========
Cumulative effect of a change
  in accounting principle............                                                            $ (3,430)
                                                                                                 ========
Net income (loss)....................           $111,475        $104,221        $ 63,091         $(33,425)
                                                ========        ========        ========         ========
Net income (loss) per common share...               $.78            $.74            $.44(b)         $(.21)(a)(b)
                                                    ====            ====            ====            =====
Average common shares outstanding....            142,252         141,033         142,139          144,612
                                                ========        ========        ========         ========

1993
- ----
Interest income......................           $457,021        $464,164        $461,521         $459,158
                                                ========        ========        ========         ========
Interest expense.....................           $123,601        $125,930        $129,844         $137,218
                                                ========        ========        ========         ========
Net interest income..................           $333,420        $338,234        $331,677         $321,940
                                                ========        ========        ========         ========
Provision for losses on loans........           $ 29,646        $ 30,005        $ 30,825         $ 30,725
                                                ========        ========        ========         ========
Securities gains (losses)............           $ 10,649        $  3,306        $   (694)        $  2,849
                                                ========        ========        ========         ========
Income before cumulative
   effect of a change in accounting
   principle.........................           $ 94,676        $ 96,081        $ 91,391         $ 80,281
                                                ========        ========        ========         ========
Cumulative effect of a change
   in accounting principle...........                                                            $(13,010)
                                                                                                 ========
Net income...........................           $ 94,676        $ 96,081        $ 91,391         $ 67,271
                                                ========        ========        ========         ========
Net income per common share..........               $.65            $.66            $.63             $.55(a)
                                                    ====            ====            ====             ====
Average common shares outstanding....            145,372         145,702         145,476          145,109
                                                ========        ========        ========         ========

____________________________________
(a) Based on income before cumulative effect of a change in accounting principle.
(b) Reflects after-tax merger-related charges of $.89 per share recorded in the first quarter of 1994 for the Constellation acquisition and $.28 per share recorded in the second quarter for the Independence acquisition.

18.  INTERNATIONAL OPERATIONS

International operations include the international activities of CBNA and its six overseas branches and two Edge Act subsidiaries. The International Banking group engages in foreign banking and international financing activities including loans, acceptances, time deposits, letter of credit financing and related financial services.

Due to the complex nature of the Corporation's businesses and because its revenue from customers domiciled outside the U.S. is recorded in both domestic and foreign offices, it is impossible to segregate with precision the respective contributions to income from the domestic and international operations. As these operations are highly integrated, estimates and subjective assumptions have been made to apportion revenue and expenses between domestic and international operations. Charges for funds used by one segment provided by another segment are based on a pooled cost of purchased funds. Geographic distributions of earnings are based upon average interest earning assets. Expenses are charged to international operations as directly incurred by such activities plus allocated charges consistent with internal allocation policies. Subject to the above limitations, estimates and assumptions, the following tables present information attributable to international operations:

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS:  CONTINUED
(DOLLAR AMOUNTS IN THOUSANDS)

18.  INTERNATIONAL OPERATIONS - (continued)


                                    Domestic                    International
                                   Operations                    Operations               Total
                                   -----------                 --------------          -----------
DECEMBER 31, 1994
Assets(a).................         $27,581,360                 $ 1,743,776(b)          $29,325,136
                                   ===========                 ===========             ===========
Total operating
  income..................         $ 2,297,773                 $  194,269              $ 2,492,042
                                   ===========                 ===========             ===========
Income before
  income taxes............         $   349,473                 $   42,975              $   392,448
                                   ===========                 ===========             ===========
Income before cumulative
  effect of a change in
  accounting principle....         $   220,859                 $   27,933              $   248,792
                                   ===========                 ===========             ===========

DECEMBER 31, 1993
Assets(a).................         $26,784,458                 $1,650,159              $28,434,617
                                   ===========                 ===========             ===========
Total operating
  income..................         $ 2,258,689                 $  157,205              $ 2,415,894
                                   ===========                 ===========             ===========
Income before
  income taxes............         $   492,450                 $   43,788              $   536,238
                                   ===========                 ===========             ===========
Income before cumulative
  effect of a change in
  accounting principle....         $   333,967                 $   28,462              $   362,429
                                   ===========                 ===========             ===========

DECEMBER 31, 1992
Assets(a).................         $26,786,725                 $1,945,992              $28,732,717
                                   ===========                 ===========             ===========
Total operating
  income..................         $ 2,411,954                 $  160,548              $ 2,572,502
                                   ===========                 ===========             ===========
Income before
  income taxes............         $   351,224                 $   45,075              $   396,299
                                   ===========                 ===========             ===========
Income before cumulative
  effect of a change in
  accounting principle....         $   238,835                 $   29,299              $   268,134
                                   ===========                 ===========             ===========

____________________

(a) The Corporation had no material foreign currency position at December 31, 1994, 1993 and 1992. Assets primarily consist of Eurodollar time deposit placements, loans and acceptances with maturities of one year or less.

(b) At December 31, 1994, $227,772 of these assets represent LDC risk related to short-term trade finance.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS:  Continued
(DOLLAR AMOUNTS IN THOUSANDS)

19. FINANCIAL STATEMENTS OF THE PARENT COMPANY

Statement of Income


                                                        Year Ended December 31,
                                                    -------------------------------
                                                      1994       1993       1992
                                                    ---------  ---------  ---------
REVENUES
- --------
Dividends from subsidiaries:
  Banks...........................................  $240,370   $204,393   $151,016
  Other subsidiaries..............................    20,375     14,648     20,527
                                                    --------   --------   --------
        Total dividends from subsidiaries.........   260,745    219,041    171,543
Interest income from subsidiaries.................     1,702      6,238      6,724
Processing and management fees from subsidiaries     140,558    133,114    128,917
Rental income from subsidiaries...................     2,059      2,059      2,059
Securities gains (losses).........................        (2)      (380)       806
Other income......................................       119        721        828
                                                    --------   --------   --------
     Total revenues...............................   405,181    360,793    310,877
                                                    --------   --------   --------

EXPENSES
- --------
Interest on:
  Funds borrowed..................................     5,142      2,738      2,311
  Long-term debt..................................     5,323      8,827     18,348
                                                    --------   --------   --------
  Total interest expense..........................    10,465     11,565     20,659
Salaries, wages and benefits......................    79,055     75,031     71,327
Net occupancy.....................................    29,230     29,827     25,995
Equipment expenses................................     7,520      6,493      3,697
Other operating expenses..........................    57,352     26,117     29,210
                                                    --------   --------   --------
     Total expenses...............................   183,622    149,033    150,888
                                                    --------   --------   --------
Income before income tax benefit and equity in
  undistributed income of subsidiaries............   221,559    211,760    159,989
Income tax benefit................................   (13,715)    (2,882)    (3,840)
                                                    --------   --------   --------
Income before equity in undistributed income
  of subsidiaries.................................   235,274    214,642    163,829
Equity in undistributed income (loss) of
  subsidiaries:
     Banks........................................   (52,590)    89,743      3,767
     Other subsidiaries...........................    62,678     45,034     17,061
                                                    --------   --------   --------
                                                      10,088    134,777     20,828
                                                    --------   --------   --------
INCOME BEFORE CUMULATIVE EFFECT OF A CHANGE IN
  ACCOUNTING PRINCIPLE............................   245,362    349,419    184,657
Cumulative effect of a change in accounting
  principle.......................................         -          -     (1,469)
                                                    --------   --------   --------
NET INCOME........................................  $245,362   $349,419   $183,188
                                                    ========   ========   ========

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS: Continued
(DOLLAR AMOUNTS IN THOUSANDS)

19.  FINANCIAL STATEMENTS OF THE PARENT COMPANY - (continued)


Balance Sheet                                              December 31,
                                                    -------------------------
                                                       1994           1993
                                                    ----------    -----------
ASSETS
- ------
Cash..............................................  $    3,893     $    8,754
Time deposit......................................         300            300
Investments and receivables-subsidiaries:
  Investments in subsidiaries at equity
  in underlying net assets:
    Banks.........................................   2,279,541      2,116,076
    Other subsidiaries............................     308,130        228,630
                                                    ----------     ----------
      Total investments in subsidiaries...........   2,587,671      2,344,706
  Other...........................................       9,165         69,427
                                                    ----------     ----------
      Total investments and receivables-
        subsidiaries..............................   2,596,836      2,414,133
Investments:  securities available-for-sale.......      69,566         55,317
Premises, net of accumulated depreciation.........       6,457          7,187
Other assets......................................       9,282          5,823
                                                    ----------     ----------
      Total assets................................  $2,686,334     $2,491,514
                                                    ==========     ==========

LIABILITIES
- -----------
Funds borrowed - subsidiaries.....................  $  246,609
Dividends payable.................................      50,152     $   35,171
Other liabilities.................................      28,208          7,821
Long-term debt....................................      11,251         80,138
                                                    ----------     ----------
     Total liabilities............................     336,220        123,130

SHAREHOLDERS' EQUITY
- --------------------
     Total shareholders' equity...................   2,350,114      2,368,384
                                                    ----------     ----------
     Total liabilities and shareholders' equity...  $2,686,334     $2,491,514
                                                    ==========     ==========

The approval of the Comptroller of the Currency is required for a nationally chartered bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, CBNA and CBD can declare dividends without approval of the Comptroller of the Currency of approximately $139 million and $18 million, respectively, plus an additional amount equal to CBNA's and CBD's retained net profits for 1995 up to the date of any such dividend declaration. Due to merger-related charges recorded in 1994 by Constellation, which was merged into NJNB,NJNB is unable to pay dividends without the prior approval of the Comptroller of the Currency.

The Federal Reserve Act requires that extensions of credit by CBNA and NJNB to certain affiliates, including the Corporation, be secured by specified amounts and types of collateral, that extensions of credit to any such affiliate generally be limited to 10% of capital and surplus (as defined) and that extensions of credit to all such affiliates be limited to 20% of capital and surplus.

The Corporation has guaranteed certain borrowings of its subsidiaries at December 31, 1994 in the amount of $2,577,507, which includes $852,922 for commercial paper.

The maturities for parent company long-term debt for the years ending December 31, 1995 through 1999 are: $1,133; $1,234; $1,345; $1,465; and $1,596,
respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS:  CONTINUED
(DOLLAR AMOUNTS IN THOUSANDS)

19.  FINANCIAL STATEMENTS OF THE PARENT COMPANY - (continued)


Statement of Cash Flows
                                                                   Year Ended December 31,
                                                      ------------------------------------------------
                                                         1994               1993               1992
                                                      ----------         ----------         ----------
OPERATING ACTIVITIES
  Net income........................................  $ 245,362          $ 349,419          $ 183,188
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Undistributed income of subsidiaries............    (10,088)          (143,393)           (32,823)
    Cumulative effect of a change in
      accounting principle..........................          -                  -              1,469
    Securities (gains) losses.......................          2                380               (806)
    Depreciation and amortization...................      1,524                938              1,328
    Deferred income tax expense (benefit)...........     (5,428)             1,692             (1,563)
    Decrease in interest receivable.................          -                 96                291
    Increase (decrease) in interest payable.........       (419)             1,082                 60
    Increase (decrease) in due to subsidiaries......     23,978             (6,875)           (47,695)
    Other...........................................     (9,666)            (4,085)            14,223
                                                      ---------          ---------          ---------
     NET CASH PROVIDED BY OPERATING ACTIVITIES......    245,265            199,254            117,672
                                                      ---------          ---------          ---------

INVESTING ACTIVITIES
  Purchase of Germantown Savings Bank...............   (108,061)                 -                  -
  Investment in subsidiaries........................    (96,860)            (5,460)           (72,240)
  (Increase) decrease in receivables from
   subsidiaries.....................................     53,862            (16,962)            11,142
  Purchases of investment securities................   (202,309)          (483,551)          (232,313)
  Proceeds from maturities and sales of investment
    securities......................................    188,028            453,002            292,956
  Premises and equipment expenditures...............          -               (188)              (271)
  Return of capital from subsidiaries...............     81,000             42,579             42,165
                                                      ---------          ---------          ---------
     NET CASH PROVIDED BY (USED IN) INVESTING
       ACTIVITIES...................................    (84,340)           (10,580)            41,439
                                                      ---------          ---------          ---------

FINANCING ACTIVITIES
  Retirement of long-term debt......................    (45,488)           (20,940)           (18,407)
  Net increase (decrease) in financing from
   subsidiaries.....................................    246,609            (69,092)           (80,849)
  Proceeds from public issuance of common stock.....          -                  -             67,581
  Cash dividends paid...............................   (160,122)          (143,334)          (126,265)
  Purchase of treasury stock........................   (228,963)           (29,449)            (1,480)
  Other.............................................     22,178             29,538             51,093
                                                      ---------          ---------          ---------
       NET CASH USED IN FINANCING ACTIVITIES........   (165,786)          (233,277)          (108,327)
                                                      ---------          ---------          ---------
       INCREASE (DECREASE) IN CASH AND DUE
         FROM BANKS.................................     (4,861)           (44,603)            50,784
       Cash and due from banks at January 1,........      8,754             53,357              2,573
                                                      ---------          ---------          ---------
       CASH AND DUE FROM BANKS AT DECEMBER 31.......  $   3,893          $   8,754          $  53,357
                                                      =========          =========          =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for:
    Interest........................................  $  10,884          $  10,712          $  15,965
                                                      =========          =========          =========
    Income taxes....................................      -                  -                  -
                                                      =========          =========          =========

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

The Corporation has equal ownership with two partners in the joint venture, each with 31%. The fourth partner owns 7%. As part of the transaction, the Corporation received a cash payment of $79,350 and $245,400 of EPS 5% cumulative redeemable preferred stock. The exchange of assets involved in the transaction resulted in a pre-tax gain to the Corporation of $41,072, $25,670 after-tax, which was recorded in other operating income for the year ended December 31, 1992. The exchange also generated a deferred gain of approximately $138,000.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

20.  JOINT VENTURE - continued

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

The Corporation's net investment in EPS, $60,610 at December 31, 1994, is included in other assets. "Income from investment in EPS, Inc.", which is included in Non-interest Income, reflects the Corporation's 31% share in EPS net income, interest income on the $250,000 note and $13,666 for recognition of the deferred gain in 1994.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES

                                                       1994                                            1993
                                      ------------------------------------              ------------------------------------
                                      Average                     Income/                 Average                    Income/
                                      balance         Rate        expense                 balance        Rate       expense
                                     ----------      ------     ----------              ----------      ------    -----------
                                      (000,000)                    (000)                 (000,000)                   (000)
INTEREST EARNING ASSETS

Time deposits, principally
 Eurodollars (a)...................  $   1,520        4.37%     $   66,389              $   1,312        3.38%    $   44,340
Investment securities (b):
  U.S. Government..................      2,235        5.06         112,990                  2,759        5.80        159,950
  State and municipal..............        365        7.65          27,921                    414        8.28         34,261
  Other............................        414        6.02          24,925                    410        5.21         21,347
                                     ---------                   ---------              ---------                 ----------
         Total investment
          securities...............      3,014        5.50         165,836                  3,583        6.02        215,558
Federal funds sold.................        165        4.70           7,754                    235        3.10          7,282
Trading account securities.........          3        5.63             169                      2        4.15             83

Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and
     other.........................      8,222        8.56         703,985                  7,378        8.07        595,114
    Real estate....................      6,265        8.01         502,048                  6,795        7.89        536,234
    Consumer.......................      2,572       11.78         302,951                  2,399       11.93        286,134
    Financial institutions.........        618        8.02          49,571                    707        6.15         43,475
    Factoring receivables..........        587        9.95          58,389                    554        9.62         53,312
    Lease financing................        750        8.27          61,999                    658        9.06         59,609
  Foreign..........................        587        5.40          31,683                    544        5.01         27,258
                                     ---------                  ----------              ---------                 ----------
         Total loans, net of
           discounts...............     19,601        8.73       1,710,626                 19,035        8.41      1,601,136
                                     ---------                  ----------              ---------                 ----------
         Total interest earning
           assets (d)(e)...........  $  24,303        8.02       1,950,774              $  24,167        7.73      1,868,399
                                     =========       -----      ----------              =========       -----     ----------

FUNDING SOURCES
Interest bearing liabilities (b):
  Deposits in domestic offices (f):
    Commercial.....................  $     269        3.76          10,125              $     419        3.74         15,656
    NOW accounts...................      1,829         .68          11,470                  1,793         .94         15,442
    Money Market Accounts..........      3,935        2.12          83,167                  4,142        2.13         88,061
    Consumer savings...............      3,029        1.49          45,066                  2,982        1.54         45,792
    Consumer certificates..........      4,361        4.28         186,744                  4,499        4.37        196,614
  Time deposits of overseas
   branches
    and subsidiaries...............        804        3.52          28,286                    711        2.57         18,248
                                     ---------                  ----------              ---------                 ----------
         Total interest bearing
           deposits................     14,227        2.59         364,858                 14,546        2.64        379,813
  Short-term funds borrowed:
    Federal funds purchased........        861        4.08          35,162                  1,129        3.05         34,444
    Commercial paper...............        753        4.24          31,948                    604        3.14         18,982
    Other..........................        314        5.74          18,013                    229        5.93         13,575
                                     ---------                  ----------              ---------                 ----------
         Total short-term funds
           borrowed................      1,928        4.42          85,123                  1,962        3.42         67,001
  Long-term debt (g)...............      1,657        5.44          90,177                  1,455        4.80         69,779
                                     ---------                  ----------              ---------                 ----------
         Total interest bearing
           liabilities.............     17,812        3.03         540,158                 17,963        2.88        516,593
Portion of non-interest bearing
 funding sources...................      6,491                                              6,204
                                     ---------                                          ---------                 ----------
         Total funding sources (e).  $  24,303        2.22         540,158              $  24,167        2.14        516,593
                                     =========       -----      ----------              =========       -----     ----------
Net interest income and net
 interest margin...................                   5.80%     $1,410,616                               5.59%    $1,351,806
                                                     =====      ==========                              =====     ==========



                                                         1992
                                     ----------------------------------------
                                       Average                     Income/
                                       balance         Rate        expense
                                     ----------       ------     ------------
                                     (000,000)                       (000)
INTEREST EARNING ASSETS

Time deposits, principally
 Eurodollars (a)...................  $   1,435         4.08%     $  58,613
Investment securities (b):
  U.S. Government..................      2,321         6.97        161,760
  State and municipal..............        423         9.40         39,766
  Other............................        550         7.82         43,024
                                     ---------                  ----------
         Total investment
          securities...............      3,294         7.42        244,550
Federal funds sold.................        510         4.43         22,611
Trading account securities.........          1         7.20             72

Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and
     other.........................      7,234         8.31        601,294
    Real estate....................      6,854         8.51        583,562
    Consumer.......................      2,471        12.35        305,193
    Financial institutions.........        832         6.24         51,903
    Factoring receivables..........        486         9.70         47,154
    Lease financing................        562         8.87         49,848
  Foreign..........................        429         6.53         28,018
                                     ---------                  ----------
         Total loans, net of
           discounts...............     18,868         8.83      1,666,972
                                     ---------                  ----------
         Total interest earning
           assets (d)(e)...........  $  24,108         8.26      1,992,818
                                     =========        -----     ----------

FUNDING SOURCES
Interest bearing liabilities (b):
  Deposits in domestic offices (f):
    Commercial.....................  $     796         4.40         34,996
    NOW accounts...................      1,671         2.44         36,858
    Money Market Accounts..........      4,225         2.89        122,086
    Consumer savings...............      2,612         2.74         71,495
    Consumer certificates..........      5,446         5.08        276,701
  Time deposits of overseas
   branches
    and subsidiaries...............        756         3.75         28,319
                                     ---------                  ----------
         Total interest bearing
           deposits................     15,506         3.72        570,455
  Short-term funds borrowed:
    Federal funds purchased........        990         3.41         33,735
    Commercial paper...............        539         3.72         20,030
    Other..........................        128         5.25          6,715
                                     ---------                  ----------
         Total short-term funds
           borrowed................      1,657         3.65         60,480
  Long-term debt (g)...............      1,312         6.06         78,425
                                     ---------                  ----------
         Total interest bearing
           liabilities.............     18,475         3.84        709,360
Portion of non-interest bearing
 funding sources...................      5,633
                                     ---------
         Total funding sources (e).  $  24,108         2.94        709,360
                                     =========        -----     ----------
Net interest income and net
 interest margin...................                    5.32%    $1,283,458
                                                      =====    ==========

(a) Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of interest rate swaps is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c) Yields and income on loans include fees on loans.
(d) Non-performing loans are included in interest earning assets.
(e) For the years 1994-1989, 7%, 7%, 10%, 9%, 8%, and 7%. respectively, of total average assets and liabilities are attributed to foreign operations.
(f) Average balances on time deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.
(g) Rates on long-term debt are based on average balances excluding capital lease obligations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES


                                                             1994                         1993                       1992
                                                  --------------------------  ---------------------------  -------------------------
                                                  AVERAGE           INCOME/     AVERAGE           INCOME/   AVERAGE          INCOME/
                                                  BALANCE    RATE   EXPENSE     BALANCE    RATE   EXPENSE   BALANCE   RATE   EXPENSE
                                                 ---------- ------  --------  ----------  -----  --------  --------  ------ --------
                                                  (000,000)          (000)    (000,000)           (000)    (000,000)         (000)

 NON-INTEREST EARNING ASSETS
Cash............................................  $   2,256                    $   2,263                    $ 2,114
Allowance for loan losses.......................       (506)                        (457)                      (463)
Other assets....................................      1,614                        1,727                      1,795
                                                  ---------                    ---------                    -------
     Total non-interest earning assets..........  $   3,364                    $   3,533                    $ 3,446
                                                  =========                    =========                    =======
NON-INTEREST BEARING FUNDING SOURCES
Demand deposits:
 Domestic......................................   $   5,708                    $   5,714                    $ 5,437
  Foreign.......................................        417                          369                        324
Other liabilities...............................      1,460                        1,456                      1,368
Shareholders' equity............................      2,270                        2,198                      1,950
Non-interest bearing funding sources used
  to fund earning assets........................     (6,491)                      (6,204)                    (5,633)
                                                  ---------                    ---------                    -------
    Total net non-interest bearing
        funding sources........................   $   3,364                    $   3,533                    $ 3,446
                                                  =========                    =========                    =======
SUPPLEMENTARY AVERAGES
Net demand deposits.............................  $   4,525                    $   4,579                    $ 3,998
Net Federal funds purchased.....................        696   3.94%  $27,408         894   3.04%  $27,162       480   2.32%  $11,124

Commercial certificates of deposit in domestic
  offices over $100,000.........................        261   3.66     9,547         373   3.73    13,908       702   4.38    30,739

Average prime rate..............................              6.60                         6.00                       6.25

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES: CONTINUED

                                                  1991                            1990                            1989
                                     ----------------------------    -----------------------------   -------------------------------
                                      AVERAGE             INCOME/        AVERAGE           INCOME/    AVERAGE               INCOME/
                                      BALANCE     RATE    EXPENSE        BALANCE  RATE     EXPENSE    BALANCE      RATE     EXPENSE
                                     ---------    -----  --------    ----------  ------   ---------  ----------   ------  ----------
                                       (000,000)            (000)      (000,000)             (000)     (000,000)             (000)
INTEREST EARNING ASSETS

Time deposits, principally
 Eurodollars (a)...................  $   1,213    6.52%  $   79,125  $     744    8.43%  $   62,706   $   1,043    9.17%  $   95,592
Investment securities (b):
  U.S. Government..................      2,061    8.04      165,700      1,761    8.73      153,707       2,144    8.71      186,756
  State and municipal..............        466   10.44       48,664        560   10.74       60,151         576   10.64       61,279
  Other............................        671    9.23       61,945        752    9.17       68,931         974    9.33       90,827
                                     ---------           ----------  ---------           ----------   ---------           ----------
         Total investment
           securities..............      3,198    8.64      276,309      3,073    9.20      282,789       3,694    9.17      338,862
Federal funds sold.................        450    6.40       28,813        328    8.47       27,787         500    8.75       43,766
Trading account securities.........          1    5.10           51          7    8.66          606          38    8.26        3,138

Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and
     other.........................      7,993    9.71      776,261      8,436   10.91      920,406       8,061   11.69      942,247
    Real estate....................      6,571    9.47      622,340      6,563   10.77      707,084       6,165   11.43      704,631
    Consumer.......................      3,653   14.35      524,058      4,159   14.06      584,594       3,773   13.60      513,167
    Financial institutions.........        900    8.71       78,420      1,025   10.08      103,306         966   10.38      100,285
    Factoring receivable...........        480   10.69       51,327        478   10.42       49,829         458   11.79       53,983
    Lease financing................        546    9.50       51,876        566    9.92       56,175         496   10.97       54,392
Foreign............................        431    8.68       37,429        582    9.77       56,876         874    9.23       80,670
                                     ---------           ----------  ---------           ----------   ---------           ----------
         Total loans, net of
           discounts...............     20,574   10.41    2,141,711     21,809   11.36    2,478,270      20,793   11.78    2,449,375
                                     ---------           ----------  ---------           ----------   ---------           ----------
         Total interest earning
           assets (d)(e)...........  $  25,436    9.93    2,526,009  $  25,961   10.98    2,852,158   $  26,068   11.24    2,930,733
                                     =========   -----   ----------  =========   -----   ----------   =========   -----   ----------

FUNDING SOURCES
Interest bearing liabilities (b):
 Deposits in domestic offices (f):
    Commercial.....................  $   1,466    6.42       94,181  $   1,976    8.23      159,832   $   2,387    8.96      210,408
    NOW accounts...................      1,444    4.54       58,450      1,327    5.25       62,115       1,272    5.27       61,062
    Money Market Accounts..........      3,947    4.91      193,621      3,520    6.09      213,098       3,387    6.11      206,564
    Consumer savings...............      2,024    4.62       93,408      1,854    5.03       93,049       1,854    5.07       93,769
    Consumer certificates..........      6,449    6.73      433,790      6,337    8.15      516,574       5,628    8.59      483,381
 Time deposits of overseas branches
    and subsidiaries...............      1,227    6.27       76,929        943    8.59       81,039       1,439    9.57      137,653
                                     ---------           ----------  ---------           ----------   ---------           ----------
         Total interest bearing
           deposits................     16,557    5.79      950,379     15,957    7.14    1,125,707      15,967    7.55    1,192,837
 Short-term funds borrowed:
    Federal funds purchased........      1,321    5.58       73,742      1,993    8.11      161,588       2,500    9.24      230,991
    Commercial paper...............        791    6.28       49,657      1,179    8.18       96,435         947    9.24       87,529
    Other..........................        700    6.89       48,206      1,016    7.37       74,843         617    9.48       58,502
                                     ---------           ----------  ---------           ----------   ---------           ----------
         Total short-term funds
           borrowed................      2,812    6.10      171,605      4,188    7.95      332,866       4,064    9.28      377,022
 Long-term debt (g)................      1,168    7.86       90,363        825    9.20       74,162         798    9.17       71,380
                                     ---------           ----------  ---------           ----------   ---------           ----------
         Total interest bearing
           liabilities.............     20,537    5.90    1,212,347     20,970    7.31    1,532,735      20,829    7.88    1,641,239
Portion of non-interest bearing
 funding sources...................      4,899                           4,991                            5,239
                                     ---------                       ---------                        ---------
         Total funding sources (e).  $  25,436    4.77    1,212,347  $  25,961    5.90    1,532,735   $  26,068    6.29    1,641,239
                                     =========    ----   ----------  =========   -----   ----------   =========   -----   ----------
Net interest income and net
 interest margin...................               5.16%  $1,313,662               5.08%  $1,319,423                4.95%  $1,289,494
                                                  ====   ==========              =====   ==========               =====   ==========

(a) Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of interest rate swaps is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c) Yields and income on loans include fees on loans.
(d) Non-performing loans are included in interest earning assets.
(e) For the years 1994-1989, 7%, 7%, 10%, 9%, 8%,and 7%, respectively, of total average assets and liabilities are attributed to foreign operations.
(f) Average balances on time deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.
(g) Rates on long-term debt are based on average balances excluding capital lease obligations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES: CONTINUED

                                                               1991                        1990
                                                  ---------------------------  -----------------------------
                                                   AVERAGE           INCOME/    AVERAGE             INCOME/
                                                   BALANCE    RATE   EXPENSE    BALANCE     RATE    EXPENSE
                                                  ---------- ------  -------   --------   ------  ---------
                                                   (000,000)          (000)    (000,000)            (000)
NON-INTEREST EARNINGS ASSETS
Cash............................................  $   1,973                    $   2,136
Allowance for loan losses.......................       (512)                        (358)
Other assets....................................      1,746                        1,573
                                                  ---------                    ---------
          Total non-interest earning assets.....  $   3,207                    $   3,351
                                                  =========                    =========
NON-INTEREST BEARING FUNDING SOURCES
Demand deposits:
  Domestic......................................  $   4,752                    $   4,860
  Foreign.......................................        308                          273
Other liabilities...............................      1,184                        1,231
Shareholders' equity............................      1,862                        1,978
Non-interest bearing funding sources used to
  fund earning assets...........................     (4,899)                      (4,991)
                                                  ---------                    ---------
          Total net non-interest bearing
            funding sources.....................  $   3,207                    $   3,351
                                                  =========                    =========
SUPPLEMENTARY AVERAGES
Net demand deposits.............................  $   3,306                    $   3,228
Net Federal funds purchased.....................        871   5.16%  $44,929       1,665    8.04%  $133,801
Commercial certificates of deposit in domestic
  offices over $100,000.........................      1,310   6.47    84,812       1,700    8.24    140,084
Average prime rate..............................              8.46                         10.01


                                                                 1989
                                                    -----------------------------
                                                     AVERAGE             INCOME/
                                                     BALANCE     RATE    EXPENSE
                                                    ----------  ------  ---------
                                                     (000,000)              (000)
NON-INTEREST EARNINGS ASSETS
Cash............................................    $   2,113
Allowance for loan losses.......................         (405)
Other assets....................................        1,600
                                                    ---------
          Total non-interest earning assets.....    $   3,308
                                                    =========
NON-INTEREST BEARING FUNDING SOURCES
Demand deposits:
  Domestic......................................    $   4,839
  Foreign.......................................          275
Other liabilities...............................        1,387
Shareholders' equity............................        2,046
Non-interest bearing funding sources used to
  fund earning assets...........................       (5,239)
                                                    ---------
          Total net non-interest bearing
            funding sources.....................    $   3,308
                                                    =========
SUPPLEMENTARY AVERAGES
Net demand deposits.............................    $   3,193
Net Federal funds purchased.....................        2,000    9.36%  $187,225
Commercial certificates of deposit in domestic
  offices over $100,000.........................        2,253    8.93    201,124
Average prime rate..............................                10.87

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)


                                                                                  YEAR ENDED DECEMBER 31,
                                                    --------------------------------------------------------------------------------
                                                       1994          1993          1992          1991          1990          1989
                                                    ----------    ----------    ----------    ----------    ----------    ----------
Interest income and fees.................           $1,929,527    $1,841,864    $1,961,838    $2,485,277    $2,799,141    $2,870,616
Interest expense.........................              540,158       516,593       709,360     1,212,367     1,532,735     1,641,239
                                                    ----------    ----------    ----------    ----------    ----------    ----------
 Net interest income.....................            1,389,369     1,325,271     1,252,478     1,272,910     1,266,406     1,229,377
Provision for losses on loans............              246,900       121,201       160,250       291,261       437,860       327,181
                                                    ----------    ----------    ----------    ----------    ----------    ----------
   Net interest income after
          provision for losses on loans..            1,142,469     1,204,070     1,092,228       981,649       828,546       902,196
Non-interest income......................              567,540       574,030       610,664       615,565       474,971       430,915
Non-financial expenses...................            1,317,561     1,241,862     1,306,593     1,319,465     1,186,319     1,156,107
                                                    ----------    ----------    ----------    ----------    ----------    ----------
Income before income taxes...............              392,448       536,238       396,299       277,749       117,198       177,004
Provision for income taxes...............              143,656       173,809       128,165        97,432        11,998        18,708
                                                    ----------    ----------    ----------    ----------    ----------    ----------
Income before cumulative effect of a
  change in accounting principle.........              248,792       362,429       268,134       180,317       105,200       158,296
Cumulative effect of a change in
  accounting principle, net of tax.......               (3,430)      (13,010)      (84,946)            -             -             -
                                                    ----------    ----------    ----------    ----------    ----------    ----------
Net income...............................              245,362       349,419       183,188       180,317       105,200       158,296
Dividends on preferred stock.............                    -             -             -             -         1,662        20,973
                                                    ----------    ----------    ----------    ----------    ----------    ----------
Net income applicable to common stock....           $  245,362    $  349,419    $  183,188    $  180,317    $  103,538    $  137,323
                                                    ==========    ==========    ==========    ==========    ==========    ==========

Per common share data:
   Income before cumulative effect of a
     change in accounting principle......                $1.75(a)      $2.49         $1.97         $1.35         $0.78         $1.02
   Net income............................                $1.73(a)      $2.40         $1.35         $1.35         $0.78         $1.02
Average common shares outstanding........              142,498       145,398       135,813       133,237       133,525       134,066

______________________________________
(a) Includes after-tax merger-related charges of $.89 per share recorded for the acquisition of Constellation Bancorp and $.28 per share recorded for the acquisition of Independence Bancorp, Inc. (See Note 2 to the Financial Statements).

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED
CONDENSED CONSOLIDATED BALANCE SHEET
(IN THOUSANDS)

                                                                                    December 31,
                                                  ---------------------------------------------------------------------------------
                                                     1994          1993          1992          1991          1990          1989
                                                  -----------   -----------   -----------   -----------   -----------   -----------
ASSETS
Cash and due from banks.....................      $ 2,262,512   $ 2,521,676   $ 2,510,001   $ 2,210,383   $ 2,642,911   $ 2,743,216
Time deposits, principally Eurodollars......        1,750,458     1,319,457     1,815,394     1,673,553     1,289,925       815,125
Investment securities.......................        2,880,631     3,599,166     3,588,348     3,298,107     3,086,687     3,579,390
Loans.......................................       20,526,216    19,776,258    18,940,402    19,418,084    21,543,536    21,548,468
Allowance for loan losses...................         (500,631)     (450,823)     (442,267)     (473,301)     (512,288)     (555,427)

Funds sold..................................          731,820       161,527       266,890       376,300       234,298       260,226
Trading account securities..................            1,206         6,393         2,796         1,255         3,883        18,691
Due from customers on acceptances...........          342,211       332,234       632,976       212,024       499,690       371,883
Premises, equipment and other assets........        1,330,713     1,168,729     1,418,177     1,467,492     1,514,522     1,502,717
                                                  -----------   -----------   -----------   -----------   -----------   -----------
        Total assets........................      $29,325,136   $28,434,617   $28,732,717   $28,183,897   $30,303,164   $30,284,289
                                                  ===========   ===========   ===========   ===========   ===========   ===========

LIABILITIES
Deposits:
  Domestic:
    Non-interest bearing....................      $ 6,362,470   $ 6,649,367   $ 6,460,415   $ 5,930,296   $ 5,813,027   $ 5,857,767
    Interest bearing........................       14,565,051    13,686,027    14,446,043    15,147,941    15,616,028    15,100,264
  Overseas branches and subsidiaries........        1,113,365       796,902       766,119       839,327     1,181,341     1,296,926
                                                  -----------   -----------   -----------   -----------   -----------   -----------
        Total deposits......................       22,040,886    21,132,296    21,672,577    21,917,564    22,610,396    22,254,957
Short-term funds borrowed...................        1,546,201     1,884,125     1,904,044     2,069,451     3,628,797     3,860,900
Bank acceptances outstanding................          336,103       337,180       635,544       213,613       503,049       376,213
Other liabilities...........................        1,260,722     1,123,342     1,068,395       814,888       849,085     1,017,493
Long-term debt..............................        1,791,110     1,589,290     1,357,598     1,240,970       882,271       781,187
                                                  -----------   -----------   -----------   -----------   -----------   -----------
        Total liabilities...................       26,975,022    26,066,233    26,638,158    26,256,486    28,473,598    28,290,750
                                                  -----------   -----------   -----------   -----------   -----------   -----------

SHAREHOLDERS' EQUITY
Preferred...................................                -             -             -             -             -       100,000
Common......................................        2,350,114     2,368,384     2,094,559     1,927,411     1,829,566     1,893,539
                                                  -----------   -----------   -----------   -----------   -----------   -----------
        Total shareholders' equity..........        2,350,114     2,368,384     2,094,559     1,927,411     1,829,566     1,993,539
                                                  -----------   -----------   -----------   -----------   -----------   -----------
        Total liabilities and
          shareholders' equity..............      $29,325,136   $28,434,617   $28,732,717   $28,183,897   $30,303,164   $30,284,289
                                                  ===========   ===========   ===========   ===========   ===========   ===========

 CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED
SHAREHOLDERS' DATA

                                                       1994          1993          1992          1991          1990          1989
                                                      ------        ------        ------        ------        ------        ------
EARNINGS AND DIVIDENDS PER SHARE APPLICABLE
  TO COMMON SHARES
Income before cumulative effect of a
  change in accounting principle.............         $1.75(a)      $2.49         $1.97         $1.35         $  .78        $1.02
Dividends paid...............................          1.20          1.11          1.00           .96            .96          .84
Dividends declared...........................          1.24          1.14          1.02           .97            .96          .87

COMMON STOCK MARKET BID INFORMATION
First quarter:
  High.......................................         $27 1/8       $29 3/4       $25 1/8       $18 3/8       $21 5/8       $21 3/4
  Low........................................          24 1/2        26 3/8        21 7/8        12            18 5/8        20
Second quarter:
  High.......................................          28            30 1/8        27            20 3/4        22            24 1/8
  Low........................................          25            25 1/8        21            17 3/4        18 3/8        21 1/2
Third quarter:
  High.......................................          29 1/8        29 3/4        26 1/4        23 1/2        20 3/4        25
  Low........................................          25 7/8        26 3/4        23 5/8        19 1/4        13            23 1/8
Fourth quarter:
  High.......................................          27 5/8        29 3/4        28 7/8        24 3/8        15 7/8        23 1/2
  Low........................................          22 7/8        25 1/8        24 1/8        20 7/8        11 3/4        19 1/4
Year-end.....................................          26            26 1/8        28 1/2        24            15 5/8        21 3/8

Year-end bid/net income......................          14.9x         10.5x         14.5x         17.8x         20.0x         21.0x
Book value per share at year-end.............         $16.22        $16.29        $14.48        $14.40        $13.77        $14.13

OTHER SELECTED DATA

OPERATING RATIOS:
Income from continuing operations
  applicable to common stock
  as a percent of:
    Operating income.........................           9.96%        15.00%        10.42%         5.82%         3.16%         4.16%
    Average common shareholders' equity......          10.96(a)      16.49         13.75          9.68          5.28          7.06
    Average total assets.....................            .90(a)       1.31           .97           .63           .35           .47
Average total shareholders' equity as a
  percent of average total assets............           8.20          7.94          7.08          6.50          6.75          6.96
Dividends declared as a percent of
  income from continuing operations..........          70.86(a)      45.78         51.78         71.85        123.08         85.29

FULL TIME EQUIVALENT STAFF AT YEAR-END.......         15,076        16,017        16,271        16,571        17,144        17,572

NUMBER OF LOCATIONS......................                472           483           482           540           554           573

NUMBER OF REGISTERED COMMON SHAREHOLDERS.             43,287        44,128        45,209        48,701        51,076        55,512

- -------------------------------
(a) Includes the impact of after-tax merger-related charges of $.89 per share recorded for the acquisition of Constellation Bancorp and $.28 per share recorded for the acquisition of Independence Bancorp, Inc. Excluding the impact of these merger-related charges, per share income before the cumulative effect of a change in accounting principle was $2.92, return on average common shareholders' equity was 18.34%, and return on average total assets was 1.50% (see Note 2 to the Financial Statements).

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED


Rate/Volume Analysis Taxable Equivalent Basis - (in thousands)

                                                 1994 vs. 1993                                 1993 vs. 1992
                                     ------------------------------------          ------------------------------------
                                     Increase (decrease) in interest               Increase (decrease) in interest
                                     ------------------------------------          ------------------------------------
                                     Income/    Change attributable to             Income/     Change attributable to
                                                ------------------------                       ------------------------
                                     expense      Volume         Rate              expense       Volume        Rate
                                     -------    ----------    -----------          --------    ----------   -----------
Interest earning assets
- -----------------------

Time deposits, principally
  Eurodollars...................     $ 22,049     $  7,030     $ 15,019            $ (14,273)    $ (5,018)   $  (9,255)
Investment securities...........      (49,722)     (34,241)     (15,481)             (28,992)      21,444      (50,436)
Federal funds sold..............          472       (2,170)       2,642              (15,329)     (12,183)      (3,146)
Trading account securities......           86           42           44                   11           72          (61)
Loans:
   Domestic.....................      105,065       52,969       52,096              (65,076)       4,623      (69,699)
   Foreign......................        4,425        2,154        2,271                 (760)       7,510       (8,270)
                                     --------     --------     --------            ---------     --------    ---------
      Total interest income.....       82,375       25,784       56,591             (124,419)      16,448     (140,867)
                                     --------     --------     --------            ---------     --------    ---------

Interest bearing funds
- ----------------------

Deposits:
  Domestic......................      (24,993)     (14,796)     (10,197)            (180,570)     (34,596)    (145,974)
  Overseas......................       10,038        2,390        7,648              (10,071)      (1,688)      (8,383)
Short-term funds borrowed:
  Federal funds purchased.......          718       (8,174)       8,892                  709        4,740       (4,031)
  Other.........................       17,404        9,720        7,684                5,812        6,657         (845)
Long-term debt..................       20,398        9,696       10,702               (8,647)       9,696      (18,343)
                                     --------     --------     --------            ---------     --------    ---------
      Total interest expense....       23,565       (1,164)      24,729             (192,767)     (15,191)    (177,576)
                                     --------     --------     --------            ---------     --------    ---------

Net interest income.............     $ 58,810     $ 26,948     $ 31,862            $  68,348     $ 31,639    $  36,709
- -------------------                  ========     ========     ========            =========     ========    =========

Changes in interest income or expense not arising solely as a result of volume or rate variances are allocated to rate variances due to the interest sensitivity of consolidated assets and liabilities.

Included in interest income is $66.2 million, $62.1 million and $57.2 million of loan fees for the years ended 1994, 1993 and 1992, respectively.

Non-performing loans are included in interest earning assets.

The changes in interest expense on domestic deposits attributable to volume and rate are adjusted by specific reserves as average balances are reduced by such reserve amounts for purposes of rate calculations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA:  CONTINUED


LOAN PORTFOLIO

The following are summaries of certain loan categories, net of unearned discounts, for the five years ended December 31, 1994 (in thousands):


                                                        1994           1993            1992            1991            1990
                                                    -----------     -----------     -----------     -----------     -----------
Domestic loans:
  Commercial, industrial and other.........         $ 8,688,733     $ 7,879,451     $ 7,354,666     $ 7,503,223     $ 8,002,759
                                                    -----------     -----------     -----------     -----------     -----------
  Real estate loans:
    Construction and development...........             331,369         367,364         501,404         754,089       1,016,830
    Residential............................           3,180,227       3,121,008       3,314,111       3,106,984       3,065,826
    Other, primarily commercial mortgages
      and commercial loans secured by
      owner-occupied real estate...........           2,979,053       3,175,284       3,212,582       2,984,798       2,954,493
                                                    -----------     -----------     -----------     -----------     -----------
        Total real estate loans............           6,490,649       6,663,656       7,028,097       6,845,871       7,037,149
                                                    -----------     -----------     -----------     -----------     -----------
  Consumer loans:
    Installment............................           1,386,776       1,356,633       1,379,760       1,762,210       1,998,889
    Credit card............................           1,374,598       1,178,972         957,168         979,327       2,000,941
                                                    -----------     -----------     -----------     -----------     -----------
        Total consumer loans...............           2,761,374       2,535,605       2,336,928       2,741,537       3,999,830
                                                    -----------     -----------     -----------     -----------     -----------
  Financial institutions...................             668,119         870,489         783,125         996,500       1,077,419
  Factoring receivables....................             622,380         555,211         454,244         402,752         418,129
  Lease financing..........................             710,338         728,764         583,187         536,836         546,203
                                                    -----------     -----------     -----------     -----------     -----------
         Total domestic loans..............          19,941,593      19,233,176      18,540,247      19,026,719      21,081,489
                                                    -----------     -----------     -----------     -----------     -----------
Foreign loans:
  Loans to or guaranteed by foreign
    banks:
      Government owned and central
        banks..............................                   -               -             257           1,506           7,725
      Other foreign banks..................             300,590         332,149         203,103         130,308         154,158
                                                    -----------     -----------     -----------     -----------     -----------
                                                        300,590         332,149         203,360         131,814         161,883
  Commercial and industrial................             274,720         210,573         196,795         242,098         300,164
  Loans to other financial institutions....               9,313             360               -          17,453               -
                                                    -----------     -----------     -----------     -----------     -----------
        Total foreign loans................             584,623         543,082         400,155         391,365         462,047
                                                    -----------     -----------     -----------     -----------     -----------
        Total loans........................         $20,526,216     $19,776,258     $18,940,402     $19,418,084     $21,543,536
                                                    ===========     ===========     ===========     ===========     ===========

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED

RISK ELEMENT DATA:

FOREIGN OUTSTANDINGS - (IN THOUSANDS)

While the associated risks are clearly recognized, international lending is a part of the Corporation's wide range of international services. It is the Corporation's intent to remain involved in providing the international financial services needed for the increasingly global competition faced by customers. At December 31, 1994 and 1993, aggregate foreign outstandings (defined as loans, investments, acceptances and time deposits) to borrowers in a foreign country that exceeded 1% of total assets were as follows:

                            Banks
                          and other      Governments     Commercial
                          financial          and             and
                        institutions      agencies       industrial    Total
                        ------------     -----------     ----------    -----
DECEMBER 31, 1994
United Kingdom.........  $ 262,891            --         $ 48,209     $ 311,100


DECEMBER 31, 1993
United Kingdom.........    269,109            --           43,798       312,907

Outstandings below 1%, but over .75% of total assets were $267,816 in the Cayman Islands at December 31, 1994, and $286,417 in the United Kingdom at December 31, 1992.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA:  CONTINUED

NON-PERFORMING ASSETS

The following represents the Corporation's non-accrual loans, renegotiated loans and other real estate owned for the five years ended December 31, 1994 (in thousands):

                                                       1994           1993           1992           1991           1990
                                                     --------       --------       --------       --------       --------
NON-ACCRUAL LOANS
Domestic..........................                   $244,406       $246,512       $411,120       $565,644       $539,766
Foreign...........................                        158            171          3,047          8,797         29,139
                                                     --------       --------       --------       --------       --------
     Total non-accrual loans......                    244,564        246,683        414,167        574,441        568,905
                                                     --------       --------       --------       --------       --------
RENEGOTIATED LOANS
Domestic..........................                      1,657         56,457         63,074         46,611          6,547
                                                     --------       --------       --------       --------       --------
     Total renegotiated loans.....                      1,657         56,457         63,074         46,611          6,547
                                                     --------       --------       --------       --------       --------
     Total non-performing loans...                    246,221        303,140        477,241        621,052        575,452
                                                     --------       --------       --------       --------       --------
OTHER REAL ESTATE OWNED (OREO)
Acquired through foreclosure
  or exchange.....................                     53,900         72,907         72,140         76,138         58,213
In-substance foreclosure..........                      6,687         56,419        118,264        103,386         31,853
Property formerly used in
  banking operations..............                      4,076          6,202          3,908          2,022              -
                                                     --------       --------       --------       --------       --------
     Total OREO...................                     64,663        135,528        194,312        181,546         90,066
                                                     --------       --------       --------       --------       --------
     Total non-performing assets..                   $310,884       $438,668       $671,553       $802,598       $665,518
                                                     ========       ========       ========       ========       ========

Non-performing assets as a
  percentage of loans plus OREO...                       1.51%          2.20%          3.51%          4.09%          3.08%
                                                        =====          =====           ====           ====           ====

Non-performing assets as a
  percentage of total assets......                       1.06%          1.54%          2.34%          2.85%          2.20%
                                                         ====           ====           ====           ====           ====

The following reflects the effect of non-accrual and renegotiated loans on both interest income and net interest income for the three years ended December 31, 1994 (in thousands):

                                                       1994         1993            1992
                                                      -------      -------        -------
Interest income which would have
  been recorded in accordance
  with original terms:
    Domestic.........................                 $25,347      $30,838        $38,375
    Foreign..........................                       9           38            324
                                                      -------      -------        -------
         Total.......................                  25,356       30,876         38,699
                                                      -------      -------        -------
Interest income reflected in
  total operating income:
    Domestic.........................                  12,003       17,300         20,479
    Foreign..........................                       -            -              -
                                                      -------      -------        -------
         Total.......................                  12,003       17,300         20,479
                                                      -------      -------        -------

Net reduction in interest income
and net interest income..............                 $13,353      $13,576        $18,220
                                                      =======      =======        =======

ACCRUING LOANS PAST DUE 90 DAYS OR MORE

Accruing loans 90 days or more past due as to payment of interest or principal for the five years ended December 31, 1994 were as follows (in thousands):

                                                        1994         1993           1992           1991           1990
                                                       -------      -------        -------       --------       --------
Domestic...........................                    $53,104      $53,524        $95,866       $110,143       $147,218
                                                       -------      -------        -------       --------       --------
  Total............................                    $53,104      $53,524        $95,866       $110,143       $147,218
                                                       =======      =======        =======       ========       ========

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FIANNCIAL DATA:  CONTINUED


CONSOLIDATED ALLOWANCE FOR LOAN LOSSES

The following table summarizes the distribution of loan charge-offs and recoveries by type of loan for the five years ended December 31, 1994 (in thousands):

                                                  1994             1993             1992             1991             1990
                                                --------         --------         --------         --------         --------
Balance at beginning of year:
 Domestic........................               $440,823         $432,267         $463,301         $495,775         $268,660
 Foreign.........................                 10,000           10,000           10,000           16,513          286,767
                                                --------         --------         --------         --------         --------
                                                 450,823          442,267          473,301          512,288          555,427
                                                --------         --------         --------         --------         --------

Allowance for loans purchased
  at date of purchase:
    Domestic.....................                 23,763            2,703            1,028                             6,146
                                                --------         --------         --------                          --------

Allowance for loans sold
  at date of sale:
    Domestic.....................                                       -          (14,700)         (27,486)            (657)
    Foreign......................                                    (353)               -                -                -
                                                                 --------         --------         --------         --------
                                                                     (353)         (14,700)         (27,486)            (657)
                                                                 --------         --------         --------         --------

Recoveries, by type of loan:
 Domestic:
   Commercial, industrial
      and other..................                 25,893           45,207           25,865           26,636           30,853
   Real estate...................                 13,596            8,470            6,438            5,874            8,690
   Consumer......................                 20,300           18,170           21,852           20,729           11,343
   Financial institutions........                    654            2,246            2,776            1,966            1,607
 Foreign.........................                  2,616           12,645           13,138           26,586           17,110
                                                --------         --------         --------         --------         --------
    Total recoveries.............                 63,059           86,738           70,069           81,791           69,603
                                                --------         --------         --------         --------         --------

Charge-offs, by type of loan:
 Domestic:
   Commercial, industrial
        and other................                101,313           91,785          103,000          136,363          105,240
   Real estate...................                126,189           59,191           69,896           99,650           87,074
   Consumer......................                 56,371           49,941           71,585          130,981           92,996
   Financial institutions........                     41              816            3,195           14,669            5,993
 Foreign.........................                      -                -                5            2,890          264,788
                                                --------         --------         --------         --------         --------
    Total loans charged off......                283,914          201,733          247,681          384,553          556,091
                                                --------         --------         --------         --------         --------

Total net charge-offs............                220,855          114,995          177,612          302,762          486,488
                                                --------         --------         --------         --------         --------

Provision charged to operating
expense:
 Domestic........................                239,516          133,493          173,383          321,470          460,436
 Foreign.........................                  7,384          (12,292)(a)      (13,133)(a)      (30,209)(a)      (22,576)(a)
                                                --------         --------         --------         --------         --------
                                                 246,900          121,201          160,250          291,261          437,860
                                                --------         --------         --------         --------         --------
Balance at end of year:
 Domestic........................                480,631          440,823          432,267          463,301          495,775
 Foreign.........................                 20,000           10,000           10,000           10,000           16,513
                                                --------         --------         --------         --------         --------
                                                $500,631         $450,823         $442,267         $473,301         $512,288
                                                ========         ========         ========         ========         ========

RATIOS
Net charge-offs as a percentage
 of average loans outstanding....                   1.13%             .60%             .94%            1.47%            2.23%
                                                    ====              ===              ===             ====             ====

Allowance for loan losses as a
 percentage of year-end loans....                   2.44%            2.28%            2.34%            2.44%            2.38%
                                                    ====             ====             ====             ====             ====

- ------------------------------------
(a) Reflects reallocation of the foreign allowance for loan losses to the domestic allowance for loan losses.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FIANNCIAL DATA:  CONTINUED

DISTRIBUTION OF ALLOWANCE FOR LOAN LOSSES (a)

The distribution of the allowance for loan losses and the percentage of such distributions to each loan type for the five years ended December 31, 1994 is illustrated in the table below (in millions):

December 31,

                                      1994                 1993                 1992                 1991
                               -------------------  -------------------  -------------------  -------------------
                                             %                    %                    %                    %
                                          of Loan              of Loan              of Loan              of Loan
                               Allowance    type    Allowance    type    Allowance    type    Allowance    type
                               ---------  --------  ---------  --------  ---------  --------  ---------  --------
Loan type
- ---------
Domestic:
  Commercial and industrial..     $212.9      2.3%     $208.3      2.5%     $206.7      2.6%     $238.1      3.0%
  Real estate:
    Construction.............       55.9     16.9        69.0     18.8        94.7     18.9        88.0     11.7
    Other....................       79.9      1.3        63.4      1.0        36.9       .6        45.5       .7
    Consumer.................      101.9      3.7        83.1      3.3        73.8      3.2        79.6      2.9
    Other domestic loans.....       30.0      2.2        17.0      1.1        20.2      1.5        12.1       .8
Foreign......................       20.0      3.4        10.0      1.8        10.0      2.5        10.0      2.6
                                  ------               ------               ------               ------
    Total....................     $500.6      2.4%     $450.8      2.3%     $442.3      2.3%     $473.3      2.4%
                                  ======     ====      ======     ====      ======     ====      ======     ====

                                       1990
                                -------------------
                                    %
                                            of Loan
                                Allowance     type
                                ----------  --------
Loan type
- ---------
Domestic:
  Commercial and industrial..      $173.2       2.1%
  Real estate:
    Construction.............       134.3      13.2
    Other....................        65.3       1.1
    Consumer.................       111.0       2.8
    Other domestic loans.....        12.0        .7
Foreign......................        16.5       3.6
                                   ------
    Total....................      $512.3       2.4%
                                   ======      ====
- ----------------------------------

(a) This distribution is made for analytical purposes. It does not represent specific allocations of the allowance. The total allowance is available to absorb losses from any segment of the portfolio.


COMMERCIAL CERTIFICATES OF DEPOSIT OVER $100,000 ISSUED BY DOMESTIC OFFICES


(in thousands)
                                                           December 31,
                                             --------------------------------------------------
                                                  1994                       1993
                                             -----------------          -----------------------
                                             Amount    Percent           Amount        Percent
                                             ------    -------           ------        -------
MATURITY DISTRIBUTION
3 months or less.......................     $225,348     84.0%          $205,582         69.5%
3 through 6 months.....................       24,016      8.9             47,010         15.9
6 through 12 months....................       16,432      6.1             16,884          5.7
Over 12 months.........................        2,606      1.0             26,359          8.9
                                             -------      ---           --------        -----
   Total...............................     $268,402    100.0%          $295,835        100.0%
                                             =======    ======          ========        =====

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA:  CONTINUED

INTEREST SENSITIVITY ANALYSIS AT DECEMBER 31, 1994
(in millions)


                                                                             Rate Maturity Period
                                                      -------------------------------------------------------------------
                                                        1-90    91-181    182-365     1-2      2-5       > 5
                                                        Days      Days      Days     Years    Years      Years     Total
                                                      -------   -------   --------   ------   -------   -------   -------
EARNING ASSETS
Federal funds sold, resale agreements and trading
   account securities..............................  $   733                                                     $   733
Time deposits......................................      853   $   620   $    255   $   22                         1,750
Investment securities..............................      604       353        559      555   $   631   $   179     2,881
Interest rate swaps................................    1,229       378        742    2,163     2,717     1,005     8,234
Asset financial futures............................       25       199        305        -         -         -       529
                                                     -------   -------   --------   ------   -------   -------   -------
     Total discretionary assets....................    3,444     1,550      1,861    2,740     3,348     1,184    14,127
Total loans(a).....................................   13,847     1,554      1,176    1,420     2,061       468    20,526
                                                     -------   -------   --------   ------   -------   -------   -------

Total earning assets...............................   17,291     3,104      3,037    4,160     5,409     1,652    34,653
                                                     -------   -------   --------   ------   -------   -------   -------

FUNDING SOURCES
Federal funds purchased, repurchase
   agreements and other short-term funds
   borrowed........................................    1,538         7          1                                  1,546
Domestic and foreign time deposits(b)..............    1,300        26         17        8         1        25     1,377
Long-term debt.....................................    1,024        32         37       54         7       637     1,791
Interest rate swaps................................    7,258       306        134      300       141        95     8,234
Liability financial futures........................      359       170          -        -         -         -       529
                                                     -------   -------   --------   ------   -------   -------   -------
     Total discretionary liabilities...............   11,479       541        189      362       149       757    13,477
                                                     -------   -------   --------   ------   -------   -------   -------

Savings certificates...............................    1,159     1,023      1,130    1,231       521       280     5,344
Money market, savings and NOW accounts(c)..........    2,177       788      1,242    1,952     2,798         -     8,957
Net non-interest bearing funds(d)(e)...............    2,847         -          -        -         -     4,028     6,875
                                                     -------   -------   --------   ------   -------   -------   -------
  Total savings certificates and indefinite
     maturity liabilities..........................    6,183     1,811      2,372    3,183     3,319     4,308    21,176
                                                     -------   -------   --------   ------   -------   -------   -------
Total net funding sources..........................   17,662     2,352      2,561    3,545     3,468     5,065    34,653
                                                     -------   -------   --------   ------   -------   -------   -------

Period gap.........................................     (371)      752        476      615     1,941    (3,413)      -0-
Cumulative gap.....................................     (371)      381        857    1,472     3,413         -       -0-

Adjustments(f).....................................      493      (881)      (492)    (642)   (1,934)    3,456       -0-
                                                     -------   -------   --------   ------   -------   -------   -------

Adjusted period gap................................  $   122   $  (129)  $    (16)  $  (27)  $     7   $    43   $   -0-
                                                     =======   =======   ========   ======   =======   =======   =======
Cumulative gap.....................................  $   122   $    (7)  $    (23)  $  (50)  $   (43)  $   -0-   $   -0-
                                                     =======   =======   ========   ======   =======   =======   =======

Notes to interest sensitivity analysis:

(a) Non-performing loans are included in 1-90 days.
(b) Deposit volumes exclude time deposits not at interest.
(c) Adjustments to the interest sensitivity of savings and NOW account balances reflect managerial assumptions based on historical experience, simulation results as to the behavior of both the balances and rates on these products in potential future rate environments and CoreStates' intent for positioning these products.
(d) Net non-interest bearing funds is the sum of non-interest bearing liabilities and shareholders' equity minus non-interest earning assets.
(e) The estimated volume of stable net non-interest bearing funds is allocated to the over 1 year interest sensitivity period. Allocations to the under 1 year periods include: estimated volumes that are expected to vary inversely with interest rates; and the temporary difference between the actual volume of total net non-interest bearing funds on December 31, 1994 and the trend volume at the current level of interest rates.
(f) Adjustments reflect managerial assumptions as to the appropriate investment maturities for non-interest bearing funding sources, along with the funding of current investment and loan commitments.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA:  CONTINUED

LOAN MATURITY AND INTEREST SENSITIVITY, NET OF UNEARNED DISCOUNTS


The contractual loan maturity of loans outstanding at December 31, 1994 was as follows (in thousands):

                                                              Due after one
                                                 Due in one   year through   Due after
                                                year or less   five years    five years     Total
                                                ------------  -------------  ----------  -----------
Commercial, industrial and other loans........    $6,803,080     $1,558,919  $  326,734  $ 8,688,733
                                                  ----------     ----------  ----------  -----------
Real estate loans:
  Construction and development................       186,468        133,044      11,857      331,369
  Other, primarily permanent commercial
    mortgages.................................       866,743      1,195,932   1,037,810    3,100,485
                                                  ----------     ----------  ----------  -----------
      Total real estate loans.................     1,053,211      1,328,976   1,049,667    3,431,854
                                                  ----------     ----------  ----------  -----------
Loans to financial institutions:
  Domestic commercial banks and bank holding
    companies.................................             -          8,170         750        8,920
  Other.......................................       491,985        135,806      31,408      659,199
                                                  ----------     ----------  ----------  -----------
    Total loans to financial institutions.....       491,985        143,976      32,158      668,119
                                                  ----------     ----------  ----------  -----------
Factoring receivables.........................       622,380              -           -      622,380
                                                  ----------     ----------  ----------  -----------
Lease financing...............................         6,489         57,379           -       63,868
                                                  ----------     ----------  ----------  -----------
Foreign loans.................................       549,178         28,996       6,089      584,263
                                                  ----------     ----------  ----------  -----------
    Total loans (excluding loans to
      individuals)(a).........................    $9,526,323     $3,118,246  $1,414,648  $14,059,217
                                                  ==========     ==========  ==========  ===========

- ---------------------------------
(a) Loans due after one-year totalling $2,711,939 have fixed interest rates. The remaining 40% of such loans or $1,820,955 have floating or adjustable rates.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED

INVESTMENT SECURITIES
(in thousands)

CARRYING VALUE AT DECEMBER 31,

                                                                         1994(a)          1993(a)         1992
                                                                       ----------       ----------     ----------
U.S. Treasury....................................                      $  914,009       $  972,076     $  887,055
U.S. Government agencies and
 corporations....................................                       1,246,780        1,767,212      1,848,837
State and municipal..............................                         306,117          356,438        419,303
Other............................................                         413,725          503,440        433,153
                                                                       ----------       ----------     ----------
                                                                       $2,880,631       $3,599,166     $3,588,348
                                                                       ==========       ==========     ==========

- ------------------------------------
(a) Held-to-maturity and available-for-sale portfolios combined.

MATURITY DISTRIBUTION AND WEIGHTED AVERAGE YIELD AT DECEMBER 31, 1994(a)


                                                                  U.S. Government                                  Total
                                                                   Agencies and    State and                 ------------------
                                                   U.S. Treasury   Corporations    Municipal    Other          Amount    Yield(b)
                                                   -------------  ---------------  ---------  ----------     ----------  -----
1 year or less...................................       $502,621       $  537,409   $ 56,644  $   20,892     $1,117,566   4.80%
1 year through 5 years...........................        387,569          509,096    185,780      94,052      1,176,497   6.28
5 years through 10 years.........................         23,779           79,684     29,871      88,100        221,434   6.53
After 10 years...................................             40          120,591     33,822     210,681        365,134   8.21
                                                        --------       ----------   --------  ----------     ----------
                                                        $914,009       $1,246,780   $306,117  $  413,725     $2,880,631   5.97
                                                        ========       ==========   ========  ==========     ==========

- ------------------------------------
(a) Held-to-maturity and available-for-sale portfolios combined.

(b) The weighted average yield has been computed on a tax equivalent basis using an effective tax rate of 35%. The amount of the tax equivalent adjustment by range of maturity is as follows: 1 year or less - $1,412; 1 year to 5 years - $5,396; 5 years to 10 years - $861 and after 10 years - $2,276.

      CORESTATES FINANCIAL CORP AND SUBSIDIARIES
      SUPPLEMENTAL FINANCIAL DATA:  CONTINUED

      FOURTH QUARTER RESULTS

      CoreStates recorded net income of $111.5 million or $.78 per share in the fourth quarter of 1994, compared to $94.7 million or $.65 per share for the same period in 1993. Returns on average assets and average shareholders' equity for the fourth quarter of 1994 were 1.60% and 19.50%, respectively, compared to 1.35% and 16.47%, respectively, in the 1993 fourth quarter.

      The 20.0% increase in fourth quarter net income per share was principally attributable to: a $25.8 million, or 7.7% improvement in net interest income reflecting an increase in the net interest margin mostly due to increases in average credit card outstandings and asset-based loans; a $4.6 million reduction in the provision for losses on loans, mostly due to improved credit quality including a 12.8% reduction in non-performing assets during the fourth quarter; and a $10.0 million, or 3.1%, decline in non-financial expenses. The net financial margin for the fourth quarter of 1994 was 5.89%, compared to 5.55% for the prior year fourth quarter. Average loans outstanding for the fourth quarter of 1994 were $19.8 billion, up 2.3% from the prior year fourth quarter.

      Excluding the impact of securities gains, non-interest income for the fourth quarter of 1994 grew 2.8% over the fourth quarter of 1993. Non-interest income for the fourth quarter of 1994 reflects minimal growth in revenues from CoreStates' fee-based businesses as a $2.5 million, or 14.0%, increase in fees for international services and a $1.3 million, or 8.0% increase in debit and credit card fees were mostly offset by a $2.5 million, or 5.4% decline in service charges on deposits. The decline in service charges on deposits reflects the decision by commercial customers to maintain deposit balances with CoreStates in lieu of paying cash for transaction services. The value of these deposit balances is included in net interest income. Investment securities gains in the fourth quarter of 1994 were $4.6 million, compared to $10.6 million in the prior year fourth quarter.

      Non-financial expenses for the fourth quarter of 1994 totaled $306.7 million, a decrease of 3.1% from the fourth quarter of 1993. CoreStates' total non-financial expenses, excluding other real estate owned expenses, as a percentage of total revenues were 59.7%, compared to 63.2% for the prior year fourth quarter. The decline in non-financial expenses reflects some progress toward achieving efficiencies from recent acquisitions and the heightened attention to expense management created by the process redesign program initiated in September 1994 (see "Strategic Actions in 1994" beginning on page 5 of Management's Discussion and Analysis of Financial Condition and Results of Operations).

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA:  CONTINUED

FOURTH QUARTER RESULTS: Continued


CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share amounts)
                                                                           Three Months Ended
                                                                              December 31,
                                                                           ------------------
                                                                             1994     1993
                                                                           --------  --------
Interest income and fees......................................             $517,956  $457,021
Interest expense..............................................              158,709   123,601
                                                                           --------  --------
    Net interest income.......................................              359,247   333,420
Provision for losses on loans.................................               25,000    29,646
                                                                           --------  --------
    Net interest income after provision for losses on loans...              334,247   303,774
Non-interest income...........................................              146,261   148,428
Non-financial expenses........................................              306,703   316,656
                                                                           --------  --------
Income before income taxes....................................              173,805   135,546
Provision for income taxes....................................               62,330    40,870
                                                                           --------  --------
Net income....................................................             $111,475  $ 94,676
                                                                           ========  ========

PER COMMON SHARE DATA
(Based on weighted average shares of 142.252 million in 1994 and 145.372 million in 1993):
Net income....................................................                $ .78     $ .65
                                                                              =====     =====
Cash dividends declared.......................................                $ .34     $ .30
                                                                              =====     =====

CoreStates Financial Corp and Subsidiaries

CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES

THREE MONTHS ENDED                           December 31, 1994              September 30, 1994             December 31, 1993
                                       -----------------------------  ------------------------------  -----------------------------
                                       Average             Income/   Average               Income/   Average               Income/
                                       balance    Rate     expense   balance     Rate      expense   balance     Rate      expense
                                       -------  ---------  --------  --------  ---------  ---------  --------  ---------  ---------
                                      (000,000)              (000)   (000,000)              (000)    (000,000)              (000)
INTEREST EARNING ASSETS
Time deposits, principally
 Eurodollars (a).....................  $ 1,722      4.95%  $ 21,478  $ 1,562       4.72%   $ 18,566  $ 1,185       3.46%  $ 10,323
Investment securities(b):
  U.S. Government....................    2,147      5.49     29,706    2,166       4.85      26,489    2,713       5.26     35,996
  State and municipal................      330      6.97      5,749      344       8.15       7,012      381       8.34      7,944
  Other..............................      363      7.18      6,571      381       5.78       5,546      403       3.77      3,831
                                       -------             --------  -------               --------  -------              --------
            Total investment
             securities..............    2,840      5.87     42,026    2,891       5.36      39,047    3,497       5.42     47,771
Federal funds sold...................      224      5.26      2,972       76       5.90       1,130      308       2.95      2,293
Trading account securities...........        3      5.20         39        3       8.13          61        2       5.60         28
Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and other.    8,490      9.34    199,854    8,274       8.83     184,141    7,608       8.05    154,395
    Real estate......................    5,977      8.20    123,590    6,037       7.98     121,447    6,528       7.59    124,899
    Consumer.........................    2,701     11.96     81,419    2,556      11.99      77,235    2,546      12.09     77,568
    Financial institutions...........      637      7.76     12,455      612       8.12      12,524      762       6.03     11,574
    Factoring receivables............      631      9.67     15,376      577      10.30      14,986      614       8.55     13,233
    Lease financing..................      703      8.01     14,085      786       8.38      16,458      711       8.61     15,297
  Foreign............................      640      6.10      9,845      596       5.17       7,765      572       4.69      6,766
                                       -------             --------  -------               --------  -------              --------
            Total loans, net of
             discounts...............   19,779      9.16    456,624   19,438       8.87     434,556   19,341       8.28    403,732
                                       -------             --------  -------               --------  -------              --------
            Total interest earning
             assets (d)..............  $24,568      8.45    523,139  $23,970       8.17     493,360  $24,333       7.57    464,147
                                       =======  --------   --------  =======   --------    --------  =======   --------   --------
FUNDING SOURCES
Interest bearing liabilities(b):
  Deposits in domestic offices (e):
    Commercial.......................  $   265      4.22      2,819  $   260       3.56       2,330  $   400       3.78      3,815
    NOW accounts.....................    1,786       .94      3,876    1,771        .72       2,917    1,820        .79      3,300
    Money Market Accounts............    3,749      2.19     20,686    3,848       2.10      20,305    4,146       2.12     22,161
    Consumer savings.................    2,957      2.21     16,472    3,014       1.37      10,437    2,989       1.35     10,140
    Consumer certificates............    4,798      4.53     54,815    4,278       4.23      45,639    4,252       4.31     46,214
  Time deposits of overseas branches
   and subsidiaries..................      901      3.37      7,650      820       3.91       8,074      707       2.28      4,059
                                       -------             --------  -------               --------  -------              --------
            Total interest bearing
             deposits................   14,456      2.95    106,318   13,991       2.57      89,702   14,314       2.52     89,689
  Short-term funds borrowed:
    Federal funds purchased..........      591      4.75      7,076      984       4.61      11,424    1,010       3.21      8,166
    Commercial paper.................      878      4.82     10,675      825       4.54       9,442      554       3.14      4,387
    Other............................      234      7.81      4,604      280       3.26       2,303      316       7.60      6,052
                                       -------             --------  -------               --------  -------              --------
            Total short-term funds
             borrowed................    1,703      5.21     22,355    2,089       4.40      23,169    1,880       3.93     18,605
  Long-term debt (f).................    1,769      6.74     30,036    1,640       5.66      23,416    1,534       3.96     15,307
                                       -------             --------  -------               --------  -------              --------
            Total interest bearing
             liabilities.............   17,928      3.51    158,709   17,720       3.05     136,287   17,728       2.77    123,601
Portion of non-interest bearing
 funding
  sources............................    6,640                         6,250                           6,605
                                       -------                       -------                         -------
            Total funding sources....  $24,568      2.56    158,709  $23,970       2.26     136,287  $24,333       2.02    123,601
                                       =======  --------   --------  =======   --------    --------  =======   --------   --------
Net interest income and net interest
 margin..............................               5.89%  $364,430                5.91%   $357,073                5.55%  $340,546
                                                ========   ========            ========    ========            ========   ========

(a)Yields and income on time deposits include net Eurodollar trading profits.
(b)The net impact of interest rate swaps is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c)Yields and income on loans include fees on loans.
(d)Non-performing loans are included in interest earning assets.
(e)Average balances on time deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.
(f)Rates on long-term debt are based on average balances excluding average capital lease obligations.

CoreStates Financial Corp and Subsidiaries

CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES

THREE MONTHS ENDED                           December 31, 1994                September 30, 1994
                                      -------------------------------  --------------------------------
                                       Average              Income/     Average               Income/
                                       balance     Rate     expense     balance      Rate     expense
                                      ----------  -------  ----------  ----------  --------  ----------
                                       (000,000)                (000)   (000,000)                 (000)
NON-INTEREST EARNING ASSETS
Cash................................  $   2,061                        $   2,286
Allowance for loan losses...........       (489)                            (482)
Other assets........................      1,435                            1,708
                                      ---------                        ---------
            Total non-interest
             earning assets           $   3,007                        $   3,512
                                      =========                        =========

NON-INTEREST BEARING FUNDING SOURCES
Demand deposits:
  Domestic..........................  $   5,577                        $   5,711
  Foreign...........................        452                              431
Other liabilities...................      1,350                            1,434
Shareholders' equity................      2,268                            2,186
Non-interest bearing funding
 sources used to fund
  earning assets....................     (6,640)                          (6,250)
                                      ---------                        ---------
           Total net non-interest
            bearing funding
              sources...............  $   3,007                        $   3,512
                                      =========                        =========

SUPPLEMENTARY AVERAGES
Net demand deposits.................  $   4,679                        $   4,357
Net Federal funds purchased.........        367     4.44%     $4,104         908      4.50%    $10,294
Commercial certificates of deposit
 in domestic
  offices over $100,000.............        261     4.15       2,729         260      3.55       2,325
Average prime rate..................                8.13                              7.50


THREE MONTHS ENDED                                December 31, 1993
                                           -------------------------------
                                            Average               Income/
                                            balance      Rate     expense
                                           ----------   -------  ---------
                                            (000,000)              (000)
NON-INTEREST EARNING ASSETS
Cash................................       $   2,289
Allowance for loan losses...........            (460)
Other assets........................           1,566
                                           ---------
            Total non-interest
             earning assets                $   3,395
                                           =========

NON-INTEREST BEARING FUNDING SOURCES
Demand deposits:
  Domestic..........................       $   5,918
  Foreign...........................             377
Other liabilities...................           1,425
Shareholders' equity................           2,280
Non-interest bearing funding
 sources used to fund
  earning assets....................          (6,605)
                                           ---------
           Total net non-interest
            bearing funding
              sources...............       $   3,395
                                           =========

SUPPLEMENTARY AVERAGES
Net demand deposits.................       $   4,651
Net Federal funds purchased.........             702       3.32%   $5,873
Commercial certificates of deposit
 in domestic
  offices over $100,000.............             347       3.74     3,274
Average prime rate..................                       6.00


CoreStates Financial Corp and Subsidiaries
GRAPHICS APPENDIX LIST TO EXHIBIT 13

Narrative description of graphs from the Management's Discussion and Analysis of Financial Condition and Results of Operations:

EDGAR VERSION                                   TYPESET VERSION
- -------------                                   ---------------

Page 12 contains the plotting points for the    Page 15
AVERAGE COMMON EQUITY TO ASSETS GRAPH           The Average Common Equity to
                                                Assets graph is a five year,
                                                vertical bar graph with the
                                                years 1990, 1991, 1992, 1993 and
                                                1994 listed along the x axis.
                                                Lines numbering 0 to 9 are drawn
                                                along they y axis and represent,
                                                in percent, the average common
                                                equity to assets ratio. There
                                                are 2 bars for each year: the
                                                first representing the
                                                CoreStates ratio and the second
                                                representing the Montgomery
                                                Securities Regional Bank
                                                Composite Index ratio.

Page 15 contains the plotting points for the    Page 16
WHOLESALE LOANS BY INDUSTRY GRAPH               The Wholesale Loans by Industry
                                                graph is a horizontal bar graph
                                                with 9 wholesale loan industries
                                                listed down the y axis. One bar
                                                extends out from each industry,
                                                parallel to the x axis and
                                                represents the industry's
                                                December 31, 1994 loan
                                                outstandings as a percentage of
                                                December 31, 1994 equity. A
                                                second bar is overlayed on top
                                                of the first bar and represents
                                                the percentage of the industry's
                                                loan outstandings that are
                                                non-performing.

Page 27 contains the plotting points for the    Page 22
NET INTEREST MARGIN GRAPH                       The Net Interest Margin graph is
                                                a five year, vertical bar graph
                                                with the years 1990, 1991, 1992,
                                                1993 and 1994 listed along the x
                                                axis. Lines numbering 0 to 6 are
                                                drawn along the y axis and
                                                represent, in percent, the net
                                                interest margin. There are
                                                2 bars for each year: the first
                                                representing the CoreStates
                                                margin and the second
                                                representing the Montgomery
                                                Securities Regional Bank
                                                Composite Index margin.

CoreStates Financial Corp and Subsidiaries
GRAPHICS APPENDIX LIST TO EXHIBIT 13 - (CONTINUED)


EDGAR VERSION                                   TYPESET VERSION
- -------------                                   ---------------

Page 35 contains the plotting points for the    Page 29
EARNING ASSET MIX GRAPH                         The Earning Asset Mix graph is a
                                                five year, vertical bar graph
                                                with the years 1990, 1991, 1992,
                                                1993 and 1994 listed along the x
                                                axis. One bar is drawn in each
                                                year to represent 100% of
                                                average earning assets. Each bar
                                                is divided into three sections
                                                along the y axis, representing
                                                the percentage of average
                                                earning assets comprised of: 1)
                                                loans; 2) investment securities;
                                                and 3) short-term money market
                                                investments.

Page 36 contains the plotting points for the    Page 29
FUNDING MIX GRAPH                               The Funding Mix graph is a five
                                                year, vertical bar graph with
                                                the years 1990, 1991, 1992,
                                                1993, and 1994 listed along the
                                                x axis. One bar is drawn in each
                                                year to represent 100% of
                                                average earning assets,
                                                excluding short-term money
                                                market investments. Each bar is
                                                divided into three sections
                                                along the y axis, representing
                                                the percentage of : 1) retail
                                                deposits; 2) other interest
                                                bearing sources; and 3) non-
                                                interest bearing sources to
                                                average earning assets,
                                                excluding short-term money
                                                market investments.


Page 36 contains the plotting points for the    Page 29
OPERATING REVENUE GRAPH                         The Operating Revenue graph is a
                                                five year, vertical bar graph
                                                with the years 1990, 1991, 1992,
                                                1993 and 1994 listed along the x
                                                axis. One bar is drawn in each
                                                year to represent the total
                                                dollar amount of operating
                                                revenue (tax equivalent net
                                                interest income plus non-
                                                interest income) recorded, in
                                                millions. Each bar is divided
                                                into three sections along the y
                                                axis, representing the dollar
                                                amount of operating revenue
                                                derived from: 1) loan and
                                                investment related net interest
                                                income; 2) net interest income
                                                derived from non-credit
                                                balances; and 3) non-interest
                                                income.