Form 10-K, Exhibit 13
period 1995-12-31
CORESTATES FINANCIAL CORP
filed 1996-03-26
CIK 69952

                                                                      Exhibit 13
                                                                      ----------


                                                                 DRAFT: 03/05/96



                                     1995


                                 ANNUAL REPORT


                              FINANCIAL SECTIONS

                                                                    PAGE
                                                                    ----

               Consolidated Financial Highlights (Inside Cover)    2
               Contents of Financial Section                       3
               MD&A                                                4 - 43
               Management's and Accountants' Reports               44 - 46
               Audited Financial Statements                        47 - 81
               Supplemental Data                                   81 - 95

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONSOLIDATED FINANCIAL HIGHLIGHTS
(dollar amounts in thousands, except per share)

YEAR ENDED DECEMBER 31,                                                  1995            1994
                                                                      ----------       --------
EARNINGS AND DIVIDENDS APPLICABLE TO COMMON SHARES
Income before cumulative effect of a
change in accounting principle (a)............................          $ 452,237       $248,792
Net income....................................................            452,237        245,362
Cash dividends declared.......................................            201,895        175,103

PER SHARE
Income before cumulative effect of a
  change in accounting principle (a)..........................            $  3.22         $ 1.75
Net income....................................................               3.22           1.73
Cash dividends declared.......................................               1.44           1.24
Book value....................................................              17.24          16.22

SELECTED FINANCIAL RATIOS
Return on average total assets (a)(b).........................               1.59%          0.90%
Return on average common shareholders' equity (a)(b)..........              19.59          10.96
Net interest margin...........................................               5.97           5.80
Tier 1 leverage ratio.........................................               7.62           7.79
Tier 1 capital ratio..........................................               8.41           8.64
Total capital ratio...........................................              12.09          12.43
Allowance for loan losses to loans............................               2.35           2.44
Non-performing assets to loans plus OREO......................               0.81           1.51
Non-performing assets to total assets.........................               0.58           1.06
Allowance for loan losses to non-performing loans.............              341.8          203.3



FINANCIAL POSITION AT DECEMBER 31,                                        1995           1994
                                                                      -----------    -----------

Assets........................................................        $29,620,616    $29,325,136
                                                                      ===========    ===========
Loans.........................................................        $21,046,535    $20,526,216
                                                                      ===========    ===========
Deposits......................................................        $21,502,433    $22,040,886
                                                                      ===========    ===========
Shareholders' equity..........................................        $ 2,379,419    $ 2,350,114
                                                                      ===========    ===========

___________________________
(a) Selected financial results, excluding a net after-tax restructuring charge of $62.5 million, or $0.44 per share related to a process redesign and an after-tax gain of $11.8 million, or $0.08 per share related to a change in ownership interests in an affiliate joint venture, both recorded in 1995, and after-tax merger-related charges of $167.4 million, or $1.17 per share, recorded in 1994, were as follows:

                                                                        1995          1994
                                                                      ---------     --------
     Income before cumulative effect of a
      change in accounting principle..........................        $ 502,951     $416,239
     Per share................................................            $3.58        $2.92
     Return on average total assets (b).......................             1.77%        1.50%
     Return on average common shareholders'
      equity (b)..............................................            21.78        18.34

(b) Return on average total assets and return on average common shareholders' equity are calculated on income before cumulative effect of a change in accounting principle.

1995 ANNUAL REPORT



CORESTATES FINANCIAL CORP AND SUBSIDIARIES

CONTENTS OF FINANCIAL SECTION                                                                            PAGE
                                                                                                         ----
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS...................................................           4

FINANCIAL STATEMENTS

Management's Report on Internal Controls Over Financial Reporting...............................          44
Independent Accountants' Report and Report of Independent Auditors..............................         45-46
Consolidated Statements of Income for the years ended December 31, 1995, 1994 and 1993..........          47
Consolidated Balance Sheets as of December 31, 1995 and 1994....................................          48
Consolidated Statements of Changes in Shareholders' Equity for the years ended
   December 31, 1995, 1994 and 1993.............................................................          49
Consolidated Statements of Cash Flows for the years ended December 31, 1995, 1994 and 1993......         50-51
Notes to the Consolidated Financial Statements..................................................         52-80

SUPPLEMENTAL FINANCIAL DATA

Five Year Average Balance Sheet, Statement of Income and Balance Sheet..........................         81-86
Rate/Volume Analysis Taxable Equivalent Basis...................................................          87
Loan Portfolio, Risk Elements and Allowance for Loan Losses Data................................         88-92
Selected Maturity and Interest Sensitivity Data.................................................         92-95

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

A primary strategic focus for CoreStates Financial Corp ("CoreStates") in 1995 involved Building Exceptional Service Together ("BEST"), its corporate-wide process redesign. Another major strategic accomplishment in 1995 was the signing on October 10, 1995 of a definitive agreement to acquire the $14.8 billion asset Meridian Bancorp, Inc., in a transaction which is expected to enhance shareholder value, strategic growth in products and markets, and franchise value. See "Strategic Actions in 1995" beginning on page 7.

EARNINGS - In 1995, CoreStates achieved record earnings due to continued growth
--------
in basic banking businesses, driven primarily by an increase in net interest income and reductions in operating expenses resulting from the implementation of BEST. CoreStates' "operating earnings" for 1995, defined as net income excluding the BEST related net restructuring charge and a gain related to a change in ownership interests in an affiliate joint venture, were $502.9 million, or $3.58 per share, reflecting growth of 22.6% on a per share basis when compared to operating earnings of $416.2 million, or $2.92 per share in 1994. Operating earnings for 1994 exclude merger-related charges of $167.4 million after-tax, or $1.17 per share, and the cumulative effect of a change in accounting principle. The net restructuring charge, gain on affiliate joint venture and 1994 merger-related charges are discussed below. CoreStates recorded net income of $452.2 million, or $3.22 per share in 1995, compared to net income of $245.4 million, or $1.73 per share in 1994.

Operating results, key performance ratios and per share information are summarized in the following table (in millions, except per share):

                                                                                                           Percentage
                                                                                                      Increase (Decrease)
                                                                                                    ----------------------
                                                        1995          1994           1993           '95/'94        '94/'93
                                                      --------      --------       --------         -------        -------

Net interest income (taxable equivalent basis)...     $1,505.8      $1,410.6       $1,351.8           6.7%           4.4%
                                                      ========      ========       ========
Income before the cumulative effect of a
     change in accounting principle..............     $  452.2      $  248.8       $  362.4          81.8          (31.3)
Exclude after-tax effects of:
     Net restructuring charge....................         62.5             -              -
     Gain on joint venture.......................        (11.8)            -              -
     Merger-related charges......................            -         167.4              -
                                                      --------      --------       --------
Operating earnings...............................     $  502.9      $  416.2       $  362.4          20.8           14.8
                                                      ========      ========       ========

Operating earnings per share.....................     $   3.58      $   2.92       $   2.49          22.6           17.3
                                                      ========      ========       ========

Return on average assets (a).....................         1.77%         1.50%          1.31%
Return on average equity (a).....................        21.78         18.34          16.49
Net interest margin..............................         5.97          5.80           5.59
Expense/revenue ratio............................        56.22         60.99          62.70

Average common shares outstanding................      140.600       142.498        145.398

_________________
(a)  Calculated based on "Operating earnings."

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

OVERVIEW - continued

The largest contributor to the $86.7 million improvement in operating earnings for 1995 was a $95.2 million, or 6.7% increase in taxable equivalent net interest income. The net interest margin for 1995 was 5.97%, 17 basis points above 1994. The increases in taxable equivalent net interest income and net interest margin were primarily related to improved interest rate spreads on deposits and prime-based loans, higher earnings on non-interest bearing funding, reduced non-performing loans, and loan growth, particularly in credit card outstandings and asset-based lending at Congress Financial Corporation ("Congress Financial"), CoreStates' commercial finance subsidiary. Of CoreStates' two sources of operating revenue, net interest income and non-interest income, net interest income is the largest, comprising 71% of total revenue in both 1995 and 1994. Net interest income and the net interest margin at CoreStates continue to benefit from the interest rate risk management strategy of maintaining a relatively neutral interest rate risk sensitivity and avoiding speculative interest rate positions. For a detailed description of CoreStates' interest rate risk management practices, see the "Asset and Liability Management" section beginning on page 25.

Also contributing to the improvement in 1995 operating earnings was a $26.7 million, or 2.2%, decrease in non-financial expenses excluding significant and unusual items as discussed on page 41, and a $13.7 million, or 2.4%, increase in non-interest income, excluding the significant and unusual items as discussed on page 39. The financial impact of those aspects of the process redesign implemented during 1995 was to increase revenue by $6.1 million and decrease non-financial expenses by $56.8 million, for an aggregate increase in operating earnings of $62.9 million pre-tax, or $0.28 per share after-tax.

Key performance measures based on operating earnings improved again in 1995 and are at their highest in CoreStates history and among the highest in the banking industry. Returns on average equity and assets were 21.78% and 1.77%, respectively, in 1995, compared to 18.34% and 1.50%, respectively, in 1994. The 1995 Salomon Brothers Superregional Bank composites for returns on average equity and assets were 16.90% and 1.33%, respectively. The Salomon Brothers Superregional Bank composite includes CoreStates and is comprised of 19 U.S. Superregional banking companies.

CoreStates' expense/revenue ratio (total operating expenses, excluding other real estate owned expenses, as a percentage of total revenues) was 56.2% in 1995. This compares to an expense ratio of 61.0% in 1994. The expense/revenue ratio improved throughout each quarter of 1995 as a result of the process redesign and merger-related efficiencies.

The business line segment experiencing the highest growth in 1995 was Consumer Financial Services, which generated a $55.7 million, or 45.5%, increase in its net income for 1995, reflecting a $63.5 million, or 9.4%, increase in net interest income and a $27.0 million, or 4.5%, decline in non-financial expenses. Consumer Financial Services' growth in net interest income was primarily driven by higher average credit card balances and wider deposit spreads. The decline in non-financial expenses resulted from the impact of the process redesign and reduced FDIC premiums. The Wholesale Banking segment, the largest contributor to net income, also made a strong contribution to 1995 operating earnings growth, improving net income by $43.5 million, or 20.4%. For a more detailed analysis of the performance of CoreStates' business lines, refer to the "Business Line Results" section beginning on page 10.

     RESTRUCTURING CHARGE - In March 1995, CoreStates completed an intensive
     --------------------
review of its operations and businesses and announced a corporate-wide process redesign plan, which restructured its banking services around customers and enhanced employees' authority to make decisions to benefit customers. As a result of this process redesign, CoreStates recorded a $110.0 million pre-tax restructuring charge, $70.0 million after-tax or $0.49 per share in March 1995. In subsequent quarters, CoreStates recorded restructuring credits of $11.8 million, $7.5 million after-tax or $0.05 per share, primarily related to gains on the curtailment of pension benefits associated with employees displaced during 1995 and gains on the sale of branches which were sold as a result of the process redesign. For a more detailed discussion of the process redesign and related restructuring charge, see "Strategic Action in 1995 - Process Redesign" beginning on page 8.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

OVERVIEW - continued

     GAIN ON AFFILIATE JOINT VENTURE - In March 1995, Electronic Payment
     -------------------------------
Services, Inc. ("EPS"), an affiliate joint venture formed in 1992 to combine the consumer electronic transaction processing businesses of CoreStates and three other partners, admitted a fifth partner and increased the ownership interest of an existing partner. As a result of the change in its ownership interest, CoreStates recognized a pre-tax gain of $19.0 million, $11.8 million after-tax or $0.08 per share, in the first quarter of 1995.

     NON-PERFORMING ASSETS - Non-performing assets at December 31, 1995 totaled
     ---------------------
$171.5 million, a decline of $139.4 million or 44.8% from December 31, 1994. Non-performing real estate assets were down $78.4 million or 40.5% and non-performing commercial loans were down $35.1 million or 40.3%. At December 31, 1995 the allowance for loan losses of $495.1 million was 341.8% of non-performing loans. This compares to $500.6 million and 203.3% at December 31, 1994.

     1994 MERGER-RELATED CHARGES - Upon consummation of their respective
     ---------------------------
acquisitions by CoreStates in 1994, Independence Bancorp, Inc. ("Independence") and Constellation Bancorp ("Constellation") recorded merger-related charges in connection with a change in strategic direction related to problem assets and to conform consumer lending charge-off policies to those of CoreStates, and for expenses directly attributable to the acquisition. These merger-related charges totaled $167.4 million after-tax, or $1.17 per share. On a pre-tax basis, the merger-related charges consisted of a $145.0 million provision for loan losses, a $32.0 million addition to the OREO reserve, $13.0 million for the writedown of purchased mortgage servicing rights and related assets, and $63.7 million for expenses directly attributable to the acquisitions including $13.0 million of severance costs related to approximately 715 employees.

COMPARISON OF 1994 TO 1993 - CoreStates' operating earnings for 1994 of $416.2
--------------------------
million, or $2.92 per share, grew 17.3% on a per share basis when compared to $362.4 million or $2.49 per share in 1993. The growth in 1994 operating earnings was primarily due to a $58.8 million, or 4.4% increase in taxable equivalent net interest income, improved credit quality resulting in a $19.3 million, or 15.9%, reduction in the provision for losses on loans (excluding the $145.0 million of merger-related provisions recorded in 1994) and a $33.0 million decline in non-financial expenses excluding merger-related charges.

ACCOUNTING CHANGES AFFECTING PRIOR YEARS' INCOME - During the first quarter of
------------------------------------------------
1994, CoreStates recognized a $3.4 million after-tax, or $0.02 per share, impairment loss on certain mortgage securities as a cumulative effect of a change in accounting principle. The loss was the result of a writedown to fair value of these securities, which were deemed to be impaired. This resulted from the Financial Accounting Standards Board's ("the FASB") 1994 interpretation of Statement of Financial Accounting Standards No. 115 ("FAS 115"). The interpretation, reached by a consensus of the FASB Emerging Issues Task Force in March 1994, provides more definitive criteria for recognition of impairment losses on these types of securities.

Effective January 1, 1993, CoreStates adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"). FAS 112 requires that employers accrue the costs associated with providing benefits, such as salary and benefit continuation under disability plans, when payment of the benefits is probable and the amount of the obligation can be reasonably estimated. CoreStates recognized the January 1, 1993 transitional liability of $20.0 million, $13.0 million after-tax or $0.09 per share, as the cumulative effect of a change in accounting principle in 1993.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

STRATEGIC ACTIONS IN 1995

ACQUISITIONS

CoreStates' strategy for growth focuses first on servicing existing customers and second on expanding its businesses and customer base. CoreStates evaluates merger and acquisition opportunities of both banks and non-banks where potential for shareholder value enhancement, strategic growth and franchise development exist. CoreStates makes acquisitions to supplement corporate and business line strategies, not solely to drive earnings growth. Emphasis is placed on opportunities which extend existing markets into adjacent geography and deepen market share within existing markets. Acquisition opportunities are evaluated by a specialized staff aided by teams of business line managers who are responsible for planning and executing due diligence and integration activities.

PENDING ACQUISITION OF MERIDIAN - On October 10, 1995, CoreStates and Meridian
-------------------------------
Bancorp, Inc. ("Meridian") announced a definitive agreement to merge. Meridian is a Pennsylvania bank holding company with approximately $14.8 billion in assets and $11.2 billion in deposits. Approval by shareholders of both companies was received on February 6, 1996 and assuming approval by regulators, the transaction is expected to close during the first half of 1996. For each Meridian common share outstanding, 1.225 shares of CoreStates common stock will be issued. Based on the October 9, 1995 closing share price, the transaction would be valued at approximately $3.2 billion. The transaction is expected to be accounted for under the pooling of interests method of accounting.

Strategically, this acquisition will: combine two strong performing banking companies; create a leading market position in the region that includes the prime economic centers of eastern Pennsylvania, northern Delaware, and central New Jersey; extend the combined company's market to 47 counties in the three states; and create a company with $3.7 billion of equity having the resources and capital to support investments in growth and in improved services to customers.

Similar to CoreStates, in June 1995 Meridian completed an internal review of its operations and businesses and announced a company-wide plan ("59.9") designed to improve its operating performance and competitive position. Implementation of the Meridian plan began at the end of the second quarter of 1995 and will continue over approximately the next twelve months from that date. At the end of that period, this process is expected to reduce net operating expenses on an annualized pre-tax basis by $55 million, while providing recurring revenue enhancements of $13 million, increasing Meridian's net income on an annual basis by $0.78 per Meridian common share.

In addition to the cost efficiencies and revenue enhancements expected from implementation of BEST and "59.9", CoreStates expects this in-market acquisition to achieve pre-tax operating efficiencies of approximately $186.0 million, and to add to earnings per share in 1997. Excluding 1996 credit and merger-related charges of approximately $175.0 million, this transaction is expected to be approximately 7% dilutive to 1996 earnings per share.

On February 23, 1996, Meridian acquired United Counties Bancorporation ("United Counties"), a $1.6 billion asset New Jersey bank holding company in a transaction accounted for as a pooling of interests. For each United Counties common share outstanding, 5.0 shares of Meridian's common stock were issued.

Pending regulatory approvals, consolidations of bank subsidiaries and operations are expected to begin in the third quarter of 1996 with the consolidation of Meridian's Pennsylvania bank subsidiary into CoreStates' lead Pennsylvania bank, CoreStates Bank, N.A. ("CBNA"). Other consolidations also scheduled for the third quarter of 1996 include the combination of Meridian Bank NJ and United Counties Bank into CoreStates New Jersey National Bank ("NJNB") and the consolidation of Meridian's Delaware Trust Company into CBNA. The interstate consolidation of CBNA and NJNB, previously scheduled for January 1996, has been postponed until the fourth quarter of 1996 in order to accommodate the consolidations of the Meridian bank subsidiaries.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

STRATEGIC ACTIONS IN 1995 - continued


A summary of 1995 selected unaudited financial information for Meridian and United Counties follows:

OPERATING RESULTS FOR THE YEAR ENDED DECEMBER 31, 1995
(in thousands, except per share)

                                                                                United
                                                              Meridian          Counties
                                                              --------          --------
Net income............................................        $169,814 (a)     $32,189 (b)
Per common share......................................            2.98 (a)       15.00 (b)
Average common shares outstanding.....................          55,951           2,146
Excluding Meridian's restructuring
 charge/United Counties' securities gains:
      Net income......................................        $199,591         $23,551
      Per common share................................            3.51           10.97
      Return on average total assets..................            1.36%           1.47%
      Return on average common
       shareholders' equity...........................           16.08            12.2

BALANCE SHEET AT DECEMBER 31, 1995
(in millions, except per share)

Assets................................................        $ 14,758         $ 1,621
Loans.................................................          10,164             387
Deposits..............................................          11,150           1,312
Shareholders' equity..................................           1,306             205
Book value per share..................................           23.24           95.19

_______________
(a) As a result of "59.9", Meridian recorded a restructuring charge in the second quarter of 1995 of $32.0 million ($20.8 million after-tax or $0.37 per Meridian common share).
(b) Includes gains of $13.8 million ($8.6 million after-tax or $4.03 per United Counties share) on the exchange of investment securities.

NATIONWIDE REMITTANCE CENTERS - On January 27, 1995, CoreStates acquired
-----------------------------
Nationwide Remittance Centers, Inc. ("NRC"), the largest independent remittance processor in the United States. Fees earned by NRC were approximately $20 million. NRC was merged into CoreStates' third-party remittance processing company, CashFlex, a subsidiary of CBNA, creating the second largest lockbox processor in the country at the time of the acquisition. With the addition of NRC, CashFlex services more than 60 major financial institutions and processes approximately 300 million payment items annually. This acquisition affirmed CoreStates' commitment to growing its fee-based businesses and to building on its expertise in cash management.

PROCESS REDESIGN

In order to build upon CoreStates' strong financial condition and sustain previous financial successes in the competitive financial services environment in which CoreStates operates, management commenced an intensive review of all aspects of CoreStates' operations and businesses in September 1994. The objectives of the process redesign were: (i) to enhance CoreStates' customer focus; (ii) to accelerate the culture change already in progress at CoreStates; and (iii) to improve productivity. In March 1995, CoreStates completed its review and approved and announced a corporate-wide process redesign plan, which restructured its banking services around customers and enhanced employees' authority to make decisions to benefit customers.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED


STRATEGIC ACTIONS IN 1995 - continued

As a result of the process redesign, CoreStates recorded a $110 million restructuring charge, $70 million after-tax or $0.49 per share, in March 1995. When complete, the process redesign will result in the elimination of 2,800 positions, or 2,600 full-time equivalent employees. The breakdown of the eliminated positions is as follows: (i) 450 positions resulting from a hiring freeze in place from September 1994 to April 1995; (ii) 530 positions resulting from expected attrition during implementation of the process redesign; (iii) 930 employees who have elected to accept an enhanced severance package; and (iv) 890 layoffs. At December 31, 1995, CoreStates had 13,598 full-time equivalent employees which includes reductions for the impact of the hiring freeze, attrition and 1,600 employee displacements. The components of the restructuring charge and related cash outflow were as follows (in millions):

                                                Restructuring Charge
                                             --------------------------
                                                             Requiring             Cash
                                                               Cash              Outflow
                                             Total            Outflow           To-date(a)
                                             -----            -------           ----------
Severance costs........................      $  72              $72                $28
Office reconfiguration costs...........         16                7                  -
Branch closing costs...................         15                7                  2
Outplacement costs.....................          3                3                  2
Miscellaneous..........................          4                2                  1
                                             -----              ---                ---
        Total..........................      $ 110 (b)          $91                $33
                                             =====              ===                ===

______________________________________
(a) CoreStates' liquidity has not been significantly affected by these cash outflows.
(b) Subsequent to recording the $110 million restructuring charge, CoreStates recorded restructuring credits of $11.8 million, $7.5 million after-tax or $0.05 per share, primarily related to gains on the curtailment of pension benefits associated with employees displaced during 1995 and gains on the sale of branches which were sold as a result of the process redesign plan. The net restructuring charge recorded in 1995 was $98.2 million, or $0.44 per share.

The severance charge relates to the separation package which will be paid to those employees who have elected to accept that package and to those employees laid off. Cash payments under separation packages commenced in April 1995 and will continue for varying terms. No lump sum severance payments will be made. The office reconfiguration charge relates to the costs of asset write-offs and lease buyouts that will be incurred principally in the process of streamlining and consolidating center city Philadelphia operations. This streamlining and consolidating process will occur over the 18-month period which began in April 1995. The branch closing charge relates to asset write-offs and lease buyouts incurred in the process of consolidating and closing 37 branch offices.

Future cash outflows to be incurred in implementing the process redesign plan, which in accordance with generally accepted accounting principles were not included in the restructuring charge, will include approximately $12 million for capital expenditures and approximately $17 million in operating expenses. Since April 1995, the amount of capital expenditures related to the process redesign were approximately $8 million and the amount of incremental operating expenses that were incurred related to the process redesign were approximately $8 million.

     The principal themes of the process redesign plan are as follows:

       . Redefine the organizational structure around customers, customer segments and markets, not products;
       .  Streamline and consolidate functions and processes;
       . Vacate 1.2 million square feet of occupied space in 45 buildings, including the 37 branches;
       . Use technology to automate services and processes; and . Employ tiered pricing strategies and streamline product pricing.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

STRATEGIC ACTIONS IN 1995 - CONTINUED

     Implementation of the process redesign plan is expected to occur within an 18-month period which began in April 1995. By mid 1996, the process redesign is expected to generate cost reductions of approximately $180 million and revenue enhancements which will yield additional revenue of approximately $30 million, combining to improve CoreStates' net income at an annual rate of $0.90 per share. The process redesign was originally expected to have a positive impact on net income of approximately $0.16 per share in 1995 (excluding the restructuring charge and subsequent credits) and $0.72 per share in 1996. Due to timing, the impact of the process redesign on 1995 net income was approximately $0.28 per share, exceeding the original estimate for 1995 by $0.12 per share. The favorable variance to original projections for 1995 is principally related to personnel savings and mostly due to the realization of benefits earlier than planned. CoreStates does not anticipate exceeding the annual run rate of $0.90 per share. A breakdown of expected expense reductions is as follows: personnel related - $98 million; professional and outside services - $20 million; occupancy - $18 million; office supplies - $9 million; telecommunications - $5 million; travel and entertainment - $5 million; furnishings - $4 million; and all other - $21 million. As with any estimates, there are factors beyond CoreStates' control that could influence the actual results for 1996, such as changes in economic conditions. As a result, the actual results could differ materially from these estimates.

BUSINESS LINE RESULTS

     CoreStates utilizes a value-based reporting methodology to facilitate management's analysis of performance by defined business lines. This process supports CoreStates' strategic objective of creating superior growth in shareholder value by focusing on the performance and value creation potential of CoreStates' component businesses.

     This section of management's discussion and analysis presents the performance results of CoreStates' four core businesses: Wholesale Banking; Consumer Financial Services; Trust and Investment Management; and Electronic Payment Services, Inc. ("EPS"), an affiliate. Each core business is comprised of well-defined business lines with market or product specific missions.

     Corporate overhead, processing and support costs, and the loan loss provision are allocated along with the impact of balance sheet management and hedging activities of CoreStates. A matched maturity transfer pricing system is used to allocate interest income and interest expense. All business lines in the four core businesses are allocated equity utilizing regulatory risk-based capital guidelines as well as each business line's fixed assets and other capital investment requirements. Intangible assets and associated costs are also allocated to relevant business units. The development of these allocation methodologies is a continuous process at CoreStates and as a result, certain amounts in prior years have been reclassified for comparative purposes.

     The Corporate category includes the income and expense impact of unallocated equity, unusual or non-recurring items not attributable to the operating activities of the major business areas, emerging business activities not directly related to the four major business areas, and miscellaneous items.

     The earnings contribution of these core businesses is reflected in the table below (in millions):

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS:  CONTINUED

BUSINESS LINE RESULTS - continued

                                                                               CONSUMER                         TRUST AND
                                               WHOLESALE                       FINANCIAL                        INVESTMENT
(Taxable equivalent basis)                      BANKING                        SERVICES                         MANAGEMENT
                                       -----------------------        ---------------------------       ----------------------------

                                         1995            1994            1995            1994              1995             1994
                                       -------         -------        ----------      ----------        ----------       ----------
Net interest income................   $  666.0         $ 637.5        $   739.3       $   675.8         $   27.4         $   30.4
Provision for losses on loans......       44.6            44.2             59.4            56.6              1.0              1.1
Non-interest income................      229.9           219.9            171.6           175.5             96.6             98.3
Non-financial expenses.............      436.7           462.1            567.5           594.5            100.3            112.9
                                       -------         -------        ---------        --------          -------          -------
Income before income taxes.........      414.6           351.1            284.0           200.2             22.7             14.7
Income tax expense.................      157.8           137.8            106.0            77.9              8.5              5.5
                                       -------         -------        ---------        --------          -------          -------
Net income.........................    $ 256.8         $ 213.3        $   178.0       $   122.3         $   14.2         $    9.2
                                       =======         =======        =========        ========          =======          =======

Return on average assets...........       1.58 %          1.39%            2.24%           1.66%            2.03 %           1.33%

Return on average equity(a)........      27.09           25.01            49.86           34.07            54.62            34.07
Average assets.....................    $16,261         $15,396        $   7,953       $   7,364         $    699         $    692
Average equity(a)..................        948             853              357             359               26               27

                                              EPS, INC.
                                              AFFILIATE                         CORPORATE                        TOTAL
                                       ------------------------        ---------------------------       -----------------------
                                          1995           1994              1995           1994(d)           1995         1994
                                       ---------      ---------        ----------      -----------       ---------     ---------
   ................................
Net interest income................    $  (5.3)       $   (6.0)         $  78.4        $   72.9         $1,505.8       $1,410.6
Provision for losses on loans......         -               -                 -           145.0            105.0          246.9
Non-interest income................       49.1 (b)        31.8             58.4            42.0            605.6          567.5
Non-financial expenses.............         -               -             169.9 (c)       148.1 (d)      1,274.4        1,317.6
                                       -------         -------           ------        --------         --------       --------
Income (loss) before income taxes..       43.8            25.8            (33.1)         (178.2)           732.0          413.6
Income tax expense (benefit).......       15.8             9.1             (8.3)          (65.5)           279.8          164.8
                                       -------         -------           -------       --------         --------       --------
Net income (loss)..................    $  28.0         $  16.7          $ (24.8)       $ (112.7)        $  452.2       $  248.8 (e)
                                       =======         =======           =======       ========         ========       ========

Return on assets...................      37.33  %        21.41  %          (0.72) %       (2.72)  %        1.59%            .90  %
Return on equity(a)................     700.00          417.50             (2.55)        (10.97)           19.59          10.96
Average assets.....................        $75             $78          $  3,458       $  4,137         $ 28,446       $ 27,667
Average equity(a)..................          4               4               974          1,027            2,309          2,270

__________________________
(a) Equity is allocated to business lines in the four core business segments by applying a factor of 5.0% against average risk-weighted assets and adding intangible assets.
(b) Includes a gain of $19.0 million pre-tax, $11.8 million after-tax, related to changes in CoreStates' investment in the EPS, Inc. Affiliate joint venture.
(c) Includes a net restructuring charge of $98.2 million pre-tax, $62.5 million after-tax, related to a corporate-wide process redesign.
(d) Includes $120.0 million in the provision for losses on loans and $75.0 million in other operating expenses related to the Constellation acquisition and $25.0 million in the provision for loan losses and $33.7 million in other operating expenses related to the Independence acquisition. The combined after-tax impact was $167.4 million.
(e) Based on income before cumulative effect of a change in accounting principle.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS:  CONTINUED

BUSINESS LINE RESULTS - continued


WHOLESALE BANKING is organized into six business lines for reporting purposes:
Corporate Middle Market, Corporate and Institutional Banking, Investment Banking, Cash Management, International Banking, and Specialized Banking. Wholesale Banking continued its strong performance in 1995 as net income increased $43.5 million or 20.4% above 1994. Contributing to this increase was growth in net interest income, growth in non-interest income, and a decline in non-financial expenses. Net interest income was $28.5 million or 4.5% above 1994 due to higher loan volumes, lower levels of non-performing loans, and higher loan fees. Average loan outstandings increased 6.0% from the prior year. Average non-performing loans declined 41.3% from the prior year. Cash management revenues (including international service fees) were 7.2% above 1994. Growth in international fees, and the value of collected deposits more than offset an $8.3 million decline in service charges. Non-financial expenses declined $25.4 million or 5.5% largely due to a $3.6 million decline in FDIC expense and expense reductions related to the impact of BEST.

Net income contributed to Wholesale Banking by Congress Financial increased $11.3 million for 1995, primarily due to an increase in net interest income resulting from loan growth, partially offset by an increase in the loan loss provision of Congress Financial.

CONSUMER FINANCIAL SERVICES includes the following business lines: Community Banking, Specialty Products and Mortgage Banking. Specialty Products ("SPG") includes Credit Card, Student Lending, CardLinx (CoreStates' merchant credit card processing business) and SynapQuest (CoreStates' credit card processing subsidiary). Results for December 1994 and the full year of 1995 include the acquisition of Germantown Savings Bank ("GSB"). Since the GSB transaction was accounted for under the purchase method, restatement of financial information prior to the acquisition was not required.

Net income for Consumer Financial Services of $178.0 million in 1995 was $55.7 million or 45.5% over 1994. The increase was primarily experienced in the Community Banking and SPG business lines. The growth in net income was driven by a $63.5 million or 9.4% increase in net interest income along with a $27.0 million or 4.5% decline in non-financial expenses. This growth was partially offset by a decrease in non-interest income of $3.9 million or 2.2% and an increase in the loan loss provision related to increased charge-offs in the credit card portfolio.

The increase in net interest income of $63.5 million in 1995 included a $32.8 million increase related to GSB. Net interest income growth of $14.0 million in the credit card portfolio resulted from a $195 million, or 15.3% increase in average credit card outstandings, partially offset by the impact of a 50 basis point reduction in credit card interest rate spreads. In addition to the growth due to the GSB acquisition, net interest income in Community Banking increased $11.4 million, or 2.1%. Favorable deposit spreads in Community Banking, up 24 basis points, generated a $31.8 million increase which was partially offset by declines due to a $460 million decrease in deposits equating to a $13.2 million reduction and narrowing loan spreads, down 25 basis points, for a $12.2 million reduction.

Non-interest income was down $3.9 million, or 2.2%. Mortgage Banking income declined by $4.2 million primarily the result of the sale of the Constellation servicing portfolio in 1994. In addition, in March of 1994, Community Banking sold its Marine lending portfolio at a gain of $1.5 million. Revenue generated from third-party sales of annuities and mutual funds was down $0.9 million. A full year of non-interest income in 1995 from the GSB acquisition resulted in an additional $3.4 million when compared to 1994.

Non-financial expenses declined by $27.0 million, or 4.5%. Ideas implemented relating to BEST generated savings of $31.9 million. A June 1, 1995 reduction in FDIC premiums from $0.23 to $0.04 per $100 of deposits resulted in an expense decrease of approximately $12.0 million. A full year of expenses in 1995 from the GSB acquisition resulted in an $18.4 million increase in year-to-year expenses.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

BUSINESS LINE RESULTS - continued

TRUST AND INVESTMENT MANAGEMENT is organized into four business lines:
Institutional Trust, Personal Trust, Private Banking, and Investment Management. The Corporate Trust business, included in Institutional Trust, was divided into its Pennsylvania and New Jersey components and sold to Mellon Bank and Bank of New York, respectively, in October 1995. CoreStates recognized a $7.4 million pre-tax gain on these sales during the fourth quarter of 1995 which is reflected in the Corporate Category. The Corporate Trust transactions provide for potential additional gains in 1996, pending determination of customer retention by the buyers.

Net income of $14.2 million in 1995 was $5.0 million above 1994. Net interest income declined by $3.0 million or 9.9% primarily due to lower demand balances in Institutional Custody and Corporate Trust. During the first six months of 1995, Corporate Trust experienced lower balances compared to 1994 due to higher levels of refinancings in 1994. As a result of the Corporate Trust sale, Institutional Trust also experienced lower balances versus 1994 during the last quarter.

Non-interest income declined by $1.7 million primarily due to the loss of fourth quarter fee revenues related to the sale of Corporate Trust. Also contributing to the decline was customer attrition in Institutional Trust and lower non-recurring fees in Personal Trust. Partially offsetting these shortfalls was new business and fee growth in Institutional Custody, the impact of 9.6% asset growth in the CoreFund family of mutual funds and approximately $700 thousand of BEST revenue enhancements. Expenses were $12.6 million or 11.2% below 1994 levels due principally to the impact of the BEST program and expense savings related to the sale of Corporate Trust.

ELECTRONIC PAYMENT SERVICES, INC. ("EPS") was formed in December 1992 through the contribution of the consumer electronic transaction processing businesses of CoreStates, Banc One Corporation, PNC Bank Corp and KeyCorp. EPS is one of the nation's leading providers of ATM and POS processing services. CoreStates received cash, preferred stock and common stock for the contribution of its MAC ATM network and BUYPASS POS businesses. CoreStates' ownership at formation was 31%.

In December 1993, CoreStates and EPS mutually agreed to enter into a recapitalization of EPS involving the EPS preferred stock held by CoreStates. In exchange for substantially all of the preferred stock, CoreStates received from EPS a ten-year 6.45% note providing for equal principal payments over the life of the note. The recapitalization did not affect the amount of the deferred gain generated in the 1992 contribution of the business lines to EPS, but changed the timing of the recognition of that $138 million deferred gain from a five-year period beginning in 1996 to a ten-year period which began in 1994.

On March 27, 1995, National City Corp was added as a partner and KeyCorp increased its investment to become a full partner, resulting in a decrease in CoreStates' share of ownership in EPS from 31% to 20%. As a direct result of this change in ownership interests, CoreStates recognized a pre-tax gain of $19.0 million, $11.8 million after-tax in 1995.

Net income in 1995 from CoreStates' investment in EPS totaled $28.0 million, including the $11.8 million gain. Excluding the gain, net income in 1995 was substantially unchanged from net income in 1994 as lower interest income realized from the promissory note was offset by higher equity earnings. The 1995 results included $30.1 million of non-interest income from CoreStates' equity interest in EPS' net income, deferred gain recognition, and promissory note interest income, partly offset by interest carrying charges on the net investment in EPS.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

BUSINESS LINE RESULTS - continued

THE CORPORATE CATEGORY'S net income for 1995 includes the net restructuring charge of $62.5 million after-tax related to BEST. After adjusting for the BEST restructuring charge and 1994 merger-related costs, the Corporate Category's net income was below 1994 by $17.0 million. The most noteworthy variances year-to-year were a $15.2 million decline in securities gains, partially offset by a $7.4 million gain recognized on the sale of the Corporate Trust business in 1995. Additionally, increases in non-interest income and non-financial expenses, resulted from growth in CoreStates' third party remittance processing company, CashFlex, which, as an emerging business, is currently included in the Corporate Category. The largest contributing factor to CashFlex's growth was the acquisition of NRC in January 1995. Fees earned by NRC were approximately $20 million and expenses added by NRC were approximately $20 million. In 1994, net income includes $167.4 million in merger-related charges recorded in the first half of 1994 for the acquisitions of Constellation and Independence. The merger-related charges included a $145 million loan loss provision. The merger-related charges had an after-tax impact of $127.8 million for Constellation and $39.6 million for Independence.

CAPITAL STRENGTH

Capital strength must be evaluated in the context of business risk exposures, including asset quality, interest sensitivity, liquidity and earnings diversification. CoreStates places a significant emphasis on the maintenance of strong capital which promotes investor confidence, helps provide access to the credit markets under favorable terms and enhances the flexibility to capitalize on business growth and acquisition opportunities. Capital is managed for each CoreStates subsidiary based on its respective risks and growth opportunities, as well as regulatory requirements. CoreStates is positioned to take advantage of market opportunities to strengthen capital. A shelf registration, which is in place, provides for the issuance of a wide-range of securities including:
senior and subordinated debt, straight and convertible preferred securities and equity. The relative strength of CoreStates' capital is reflected in the chart "Average Common Equity/Assets".

         Average Common Equity/Assets
         ----------------------------
         Plotting Points for Graph                       Average Common
         -------------------------                       Equity/Assets
         (in percent)                             ---------------------------
                                                                Superregional
                                                  CoreStates     Composite *
                                                  ----------    -------------
               1995                                   8.12%          7.51%
               1994                                   8.20           7.46
               1993                                   7.94           7.34
               1992                                   7.08           6.67
               1991                                   6.50           6.14

     * The Salomon Brothers Superregional Bank Composite

At December 31, 1995, common shareholders' equity totaled $2,379 million or 8.0% of total assets, compared with $2,350 million or 8.0% at year-end 1994. The year-end 1995 equity to assets ratio for the Salomon Brothers Superregional Bank Composite was 7.7%. CoreStates has achieved steady internal capital generation throughout the past five years. Common shareholders' equity increased over the five years ended December 31, 1995 at a compound annual growth rate of 5.4%, while dividends paid increased at a compound annual growth rate of 7.2%.

During 1995, CoreStates increased its quarterly dividend by 23.5% to $0.42 per share beginning January 1996. CoreStates declared dividends on its common stock of $1.44 per share in 1995, $1.24 per share in 1994 and $1.14 per share in 1993. The common dividend payout ratio on an operating earnings basis was 40.2% for 1995, compared to 42.5% for 1994.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CAPITAL STRENGTH - CONTINUED

In March 1995, the Board of Directors approved an expansion of CoreStates' common stock repurchase program from an annual maximum of 2% of outstanding shares to an annual maximum of 5%, excluding purchases for employee benefit plans and CoreStates' dividend reinvestment plan. Given the pending acquisition of Meridian, the common stock repurchase program was suspended indefinitely due to constraints associated with the pooling of interests method of accounting that CoreStates expects to utilize to account for the acquisition of Meridian. During 1995, CoreStates repurchased approximately 10.3 million shares of its common stock and reissued 3.5 million treasury shares under employee benefit plans and the dividend reinvestment plan.

CoreStates and its bank subsidiaries are subject to minimum risk-based and leverage capital guidelines issued by the Federal Reserve Board and Comptroller of the Currency. The measurement of risk-based capital takes into account the credit risk of both balance sheet assets and off-balance sheet exposures. These guidelines require minimum risk-based capital ratios of 4% for Tier 1 capital and 8% for total capital. In addition, a minimum leverage ratio of Tier 1 capital to quarterly average total assets of 3% is required for banking organizations that are rated as strong. Internal capital generation continues to be strong and to exceed internal growth requirements. However, capital ratios declined slightly in 1995 due to the common stock repurchase program previously mentioned. The following table illustrates CoreStates' risk-based and leverage capital ratios at December 31, 1995 and 1994:


RISK-BASED AND LEVERAGE CAPITAL RATIOS
--------------------------------------
At December 31,
---------------
(in millions)

                                                      1995           1994
                                                      ----           ----
CAPITAL
Tier 1 capital (a)..............................    $ 2,161       $ 2,129
Tier 2 capital (b)..............................        949           935
Total qualifying capital........................      3,110         3,064

ASSETS

Risk-adjusted assets............................     25,714        24,645
Average assets-leverage capital basis...........     28,368        27,316

RATIOS

Tier 1 capital ratio............................        8.4%          8.6%
Total capital ratio.............................       12.1          12.4
Tier 1 leverage ratio...........................        7.6           7.8

_______________
(a) Consists primarily of common shareholders' equity, less goodwill and certain intangible assets.
(b) Consists primarily of qualifying subordinated debt and the allowance for loan losses, within permitted limits.

     Bank regulators apply substantially the same capital requirements to CoreStates' banking subsidiaries. A bank is considered "well capitalized", the highest regulatory category, if it has minimum Tier 1 and Total risk-based capital ratios of 6% and 10%, respectively, and a minimum Tier 1 leverage ratio of 5%. As illustrated in the following table, all of CoreStates' banking subsidiaries qualified as "well capitalized" at December 31, 1995.

BANK REGULATORY CAPITAL RATIOS                          Capital Ratios
------------------------------               ---------------------------------
At December 31, 1995                            Tier 1      Total     Leverage
--------------------                         ------------   -----     --------
CoreStates Bank, N.A. .................           7.6%       10.6%        6.8%
New Jersey National Bank...............          12.1        15.3         7.6
CoreStates Bank of Delaware, N.A.......           6.6        11.2         6.3

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

RISK MANAGEMENT

Risk management at CoreStates encompasses the oversight of a broad range of risks undertaken by the company including credit, market, product, processing, systems and general business risk. During 1995, the management of these risks was further integrated within the Risk Policy Office following the BEST process redesign. Also as a result of the process redesign, risk officer positions were created within technology/operations and capital markets to sharpen the focus of risk management within these areas. CoreStates' ongoing evolution of its risk management practices takes place within the framework of a corporate risk management program. The objective of the program is a continued strengthening of CoreStates' risk management culture and its policies, processes and controls for managing risk on an integrated basis throughout the company. The discussion of risk management is covered further in the following sections on "Credit Quality" and "Asset and Liability Management."


CREDIT QUALITY

CREDIT RISK MANAGEMENT

The management of credit risk at CoreStates relies on maintaining a diversified loan portfolio, limiting exposures to a given industry or market segment, and on a well-established credit culture. Early identification and communication of deterioration/problems in the portfolio, early recognition of non-performing assets and charge-offs, maintaining reserves that are strong, and a credit advisory team process that provides all lenders in both wholesale and consumer businesses access to the most senior and experienced credit officers in the organization, are key components of this credit culture. Underlying this credit culture is a tradition of extensive and ongoing credit training and comprehensive and well-communicated policies and procedures. In 1995, a reorganization of the credit process was put into place which moved decision making closer to the customer while maintaining CoreStates' traditional and successful quality maintenance processes. One way this was accomplished was combining the Chief Risk Policy Office and the Chief Lending Offices and by delegating Chief Lending Office authority to a cadre of CoreStates' most experienced credit personnel throughout the organization for exercise in each business group or market. Further, while continuing a successful process of managing individual credits, greater emphasis has been placed on portfolio management issues.

In acquiring a company whose businesses include the extension of credit, it is a priority of CoreStates to extend its credit culture to the newly acquired institution. In planning for the integration of Meridian into CoreStates in 1996, CoreStates will continue this policy. CoreStates' credit policies, together with the more informal practices and standards of conduct which define CoreStates' existing credit culture, will be extended to the combined organization through a formal communications and training program. The extensive credit officer structure in place at CoreStates will also be extended to the combined organization. Each significant market will have at least one assigned senior credit officer who would be supported by one or more credit officers. Extension of the CoreStates credit culture to the Meridian organization will also be facilitated through cross fertilization of key personnel. The loan quality process in place at CoreStates, which is designed as an early warning system for problem loan identification and portfolio issues, will be used in the combined organization. CoreStates' favorable experience with these processes and their successful use in the integration of other organizations, along with a stringent due diligence process and early integration of the acquired bank's portfolio, ensure that CoreStates' credit quality standards continue to be maintained.

The maintenance of CoreStates' asset quality standards is supported by a comprehensive and independent assessment of credit quality and portfolio management by a Credit Review department, which reports to the Audit Committee of the Board of Directors. The consultative role played by Credit Review with respect to line management and the Risk Policy Office was further enhanced during 1995, broadening the nature of counsel provided to lenders in the area of portfolio review.

WHOLESALE LOAN PORTFOLIO

CoreStates has traditionally maintained limits on industry, market and borrower concentrations as a way to diversify and manage credit risk. Management's current policy is to limit industry concentrations to 50% of total equity and to limit market segment concentrations to 10% of total assets. CoreStates manages industry concentrations by applying these dollar limits to a family of industries that have common risk characteristics. This management process is reflected in the following chart, which illustrates each industry that exceeds 10% of total shareholders' equity.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED


CREDIT QUALITY - CONTINUED


WHOLESALE LOANS BY INDUSTRY
---------------------------
At December 31, 1995                    Outstandings          % of
--------------------
Plotting Points for a Graph                as a %         Outstandings
---------------------------
                                         of equity       non-performing
                                        -------------    --------------
Non-bank Finance (a)..............           35.8              0.6
Communications....................           33.8               -
Retail Trade......................           32.2              0.7
Depository Institutions...........           22.1               -
Healthcare........................           21.6              0.6
Trucking and Auto Leasing.........           19.5              0.4
Agri-finance......................           17.5              0.4
Apparel Manufacturing.............           16.7              0.6
Real Estate Construction..........           15.4              1.9
Chemical..........................           13.7              0.7
Automobile Dealers................           13.1              0.3
Paper Manufacturing...............           12.6               -

_____________
(a)  Includes insurance, mortgage, mutual funds and finance companies.

The discussion below highlights the following wholesale portfolios: retailing and apparel because of the challenges in these industries today; the Congress Financial portfolio, because of the continued growth in the commercial finance segment; the international financial institutions portfolio, as this is a significant growth business; and real estate loans, due to the overall size of the combined commercial and residential portfolios.

     Retailing and Apparel - This specialized lending, which includes the retail trade, apparel manufacturing and food retailing industries, is directed to local, regional and national retailing chains and apparel manufacturing. Credit extensions are a major part of an overall product strategy to develop multi-faceted relationships and are primarily used to support customers' working capital requirements. Additionally, emphasis is placed on providing short-term trade letters of credit to customers who purchase product off-shore. The largest concentrations in the portfolio are in apparel retailing and manufacturing, food retailing, specialty stores and general merchandise. Furthermore, the challenges in these industries today present an excellent growth opportunity for Congress Financial.

     The following table summarizes CoreStates' outstandings in retailing and apparel at December 31, 1995 and 1994.

RETAILING AND APPAREL
---------------------
At December 31,
(in millions)                                           1995                                          1994
                                        --------------------------------------        -------------------------------------
                                                            NON-         % OF                             Non-         % of
                                        OUTSTANDINGS     PERFORMING      LOANS        Outstandings     performing     loans
                                        ------------     ----------      -----        ------------     ----------     -----
Congress Financial, various (a)......     $   647.1            $3.0       0.5%            $  663.3         $ 6.4        1.0%
Apparel..............................         212.2             1.8       0.8                213.5          32.2       15.1
Food Retailing.......................         124.8             0.5       0.4                137.7           8.5        6.2
Specialty Stores.....................          84.5             2.9       3.4                 67.4           3.4        5.0
General Merchandise..................          48.9               -         -                 67.2           0.3        0.4
Miscellaneous Retail.................         173.4             0.4       0.2                134.6           0.9        0.7
                                           --------            ----                       --------         -----
    Total............................      $1,290.9            $8.6       0.7             $1,283.7         $51.7        4.0
                                           ========            ====                       ========         =====

_____________
(a) Includes commercial finance outstandings of $173.9 million and factoring receivables of $473.2 million at December 31, 1995; comparable amounts at December 31, 1994 were $119.8 million and $543.5 million, respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

     CONGRESS FINANCIAL - Congress Financial's loan portfolio is a combination of factoring receivables and commercial finance, a significant growth business. The commercial finance portfolio continued to experience strong, geographically diverse growth, increasing 16.3% on a year-to-year basis. Credit quality continues to be consistent with Congress Financial's lending philosophy and historical trends.

     The ability to structure and syndicate large, complex transactions primarily collateralized by accounts receivable and inventory, remains a mainstay of Congress Financial's loan growth.

CONGRESS FINANCIAL PORTFOLIO
----------------------------
At December 31,
---------------
(in millions)                              1995        1994
                                         --------    --------

Commercial finance portfolio:
 Loans.........................          $2,068.4    $1,778.7
 Non-performing................              11.4        16.9
  % of loans plus OREO.........               0.6%        0.9%
Factoring receivables (a)......          $  557.3    $  622.4

________________
(a) There were no non-performing factoring receivables at December 31, 1995 and 1994.

     INTERNATIONAL FINANCIAL INSTITUTIONS - Lending activities within International Financial Institutions consist principally of dollar-denominated short-term, trade-related credit transactions aimed at enhancing CoreStates' cash management-based relationships with correspondents worldwide.

Exposure (which is defined as time balances, loans outstanding, bankers acceptance and letters of credit) in International Financial Institutions at December 31, 1995 and 1994 was distributed geographically as follows (in millions):

                                    1995                   1994
                             --------------------    -----------------
                                            % OF                 % of
                             EXPOSURE       TOTAL    Exposure    total
                             --------       -----    --------    -----
Europe.................      $1,120.8       39%      $1,290.0    56%
Asia...................       1,016.6       35          515.1    22
Americas...............         681.1       24          453.0    20
Middle East............          73.3        2           35.0     2
                             --------      ---       --------   ---
     Total exposure....      $2,891.8      100%      $2,293.1   100%
                             ========      ===       ========   ===

CoreStates' financial analysis focuses on the performance of individual institutions (liquidity, profitability, asset quality, capitalization, management and ownership), the unique attributes of individual markets (banking regulations, central bank support, the domestic economic and political context, balance of payment flows and reserve levels) and the interdependencies of those markets. In higher risk markets, CoreStates' exposure is mitigated through insurance or guarantees of the U.S. Export-Import Bank. The increase in Asia and the Americas was due to the improved political and economic situations in some countries, as well as a concerted and focused marketing effort through our Asian branch network.

The following table summarizes CoreStates' exposure by type to international financial institutions at December 31, 1995 and 1994. There were no non-performing loans for the periods presented.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

INTERNATIONAL FINANCIAL INSTITUTIONS' EXPOSURE
----------------------------------------------
At December 31,
---------------
(in millions)
                                             1995          1994
                                           --------      --------
Time deposits............                  $1,538.8      $1,396.0
Acceptances..............                     510.3         261.1
Loans outstanding........                     535.3         395.0
Letters of credit........                     307.4         241.0
                                           --------      --------
  Total..................                  $2,891.8      $2,293.1
                                           ========      ========

     REAL ESTATE LOANS - Although continuing to improve, the regional real estate market in which CoreStates operates is still experiencing some problems, particularly in the commercial segment. In this segment, tenant downsizing continues to plague the office building market raising particular concern with current and future office building usage and values. Also, the retail sector continues to require close monitoring due to problems in the retail industry. In the residential market, although home sales leveled off in late 1995 after a surge in mid-year, sales continue at a sufficient pace and the multi-family market continues to be strong.

     Total real estate related loans outstanding were $5,516 million at December 31, 1995, compared to $6,491 million at December 31, 1994. The decline from year-end 1994 was principally due to the sale of residential mortgage loans. Included within the broad classification of real estate loans are a number of different lending categories with distinctly different risk factors and performance. The construction and development loan portfolio was $367 million or 1.7% of total loans at December 31, 1995. At December 31, 1995, 2.2% of CoreStates' construction and development loan portfolio was non-performing, compared to 1.6% for the remaining real estate loan portfolio. The table below summarizes CoreStates' real estate loans outstanding.

REAL ESTATE LOANS
-----------------
At December 31,                                            Completed
---------------                                            projects/                                           Total
(in millions)                          Construction/       investment                                          real
                                        development      properties (a)     Residential       Other (b)       estate
                                        -----------      --------------     -----------      ---------      ---------
1995
----
Year-end outstandings..............       $ 367              $  800           $2,572            $1,777         $5,516
Average loans outstanding..........         340                 933            2,751             1,870          5,894
Non-performing loans...............           8                   5               29                47             89
  % of year-end loans..............         2.2%                0.6%             1.1%              2.6%           1.6%
Net charge-offs....................       $   1              $   10           $    9            $    9         $   29
  % of average loans...............         0.2%                1.1%             0.3%              0.5%           0.5%

1994
----
Year-end outstandings..............       $ 331              $1,021           $3,180            $1,959         $6,491
Average loans outstanding..........         341               1,195            2,912             1,817          6,265
Non-performing loans...............          11                  33               37                48            129
  % of year-end loans..............         3.2%                3.2%             1.2%              2.5%           2.0%
Net charge-offs....................       $  10              $   32           $   25            $   46         $  113
  % of average loans...............         2.9%                2.7%             0.9%              2.5%           1.8%


_______________________
(a) Completed projects/investment properties included $214 million at December 31, 1995 related to loans on completed projects for which net rental receipts are not sufficient to cover 115% of debt service.
(b)  Principally commercial loans secured by owner-occupied real estate.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - continued

     The largest category within real estate loans is residential mortgages, which includes home equity loans of $1,465 million and multi-family residential mortgages of $82 million. Total residential mortgages were $2,572 million or 12.2% of total loans at December 31, 1995. Loans in the Other real estate loans category, primarily commercial loans collateralized by owner-occupied real estate, accounted for 32.2% of total real estate loans and 8.4% of total loans.

     Another key to risk management in this portfolio is diversification by project type. The following table illustrates CoreStates' construction and development portfolio and completed projects/investment properties portfolio by project type.

CONSTRUCTION/DEVELOPMENT AND COMPLETED PROJECTS/INVESTMENT PROPERTIES
---------------------------------------------------------------------
LOANS OUTSTANDING BY PROJECT TYPE
---------------------------------
At December 31,
(in millions)

                                                Construction/               Completed projects/
                                                development                investment properties                   Total
                                         -------------------------     ----------------------------     ---------------------------
                                            Loans         % Non-           Loans           % Non           Loans           % Non
1995                                      outstanding    performing      outstanding     performing      outstanding     performing
----                                      -----------    ----------     -------------    -----------     ------------    -----------
Residential development..................      $149.3           2.6%                                        $  149.3         2.6%
                                               ------                                                       --------
Commercial:
   Land and site development..............       41.6             -                                             41.6           -
   Apartments.............................        1.3             -         $  114.8           0.2%            116.1         0.2
   Light industrial.......................       14.2          19.0             92.2             -             106.4         2.5
   Hotels.................................          -             -             21.0           6.7              21.0         6.7
   Office buildings.......................       34.1             -            279.6           0.5             313.7         0.4
   Shopping centers.......................       31.0             -            211.3           0.2             242.3         0.2
   Miscellaneous..........................       95.2           0.2             80.8           1.6             175.9         0.9
                                               ------                       --------                        --------
      Total commercial....................      217.3           1.3            799.7           0.6           1,017.0         0.7
                                               ------                       --------                        --------
          Total...........................     $366.6           1.9         $  799.7           0.6          $1,166.3         1.0
                                               ======                       ========                        ========

1994
----
Residential development...................     $197.4           3.7%                                        $  197.4         3.7%
                                               ------                                                       --------
Commercial:
   Land and site development..............       58.8           2.0                                             58.8         2.0
   Apartments.............................        0.9             -         $  111.8           1.8%            112.7         1.8
   Light industrial.......................       11.2          18.8            149.2           6.8             160.4         7.6
   Hotels.................................          -             -             25.2           9.1              25.2         9.1
   Office buildings.......................        6.4             -            352.3           2.4             358.7         2.3
   Shopping centers.......................        1.7             -            242.3           0.9             244.0         0.9
   Miscellaneous..........................       55.0           0.4            140.0           5.8             195.0         4.3
                                               ------                       --------                        --------
      Total commercial....................      134.0           2.5          1,020.8           3.2           1,154.8         3.1
                                               ------                       --------                        --------
          Total...........................     $331.4           3.2         $1,020.8           3.2          $1,352.2         3.2
                                               ======                       ========                        ========

     Geographically, $1,115.8 million or 96% of CoreStates' construction/development loans and completed projects/investment properties at December 31, 1995 are financing real estate in CoreStates' market area of Pennsylvania, New Jersey and Maryland/Delaware.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - continued

CONSUMER LENDING PORTFOLIO

Consumer loan outstandings (excluding credit card) decreased by $97.5 million or 2.7% from year-end 1994 and 1.0% on average. The declines primarily reflect sales of approximately $87 million of student loans and approximately $136 million of home equity loans on the secondary market. The home equity loans were sold for asset and liability management purposes.

Net loan charge-offs as a percentage of the average portfolio outstandings increased from 23 basis points in 1994 to 38 basis points in 1995. Although higher in 1995, net credit losses in this portfolio are below the average of our competitors. This is an indication of the fundamental strength of CoreStates' credit policies and ability to identify and mitigate risk factors in these retail loan products.

CONSUMER LENDING PORTFOLIO
--------------------------
At December 31,
---------------
(in millions)

                                         1995        1994
                                       --------    --------
Year-end outstandings:
    Home equity..................      $1,465.2    $1,534.6
    Indirect installment.........         857.0       891.8
    Direct installment...........         474.4       495.0
    Auto leasing.................         737.6       710.3
                                       --------    --------
     Total.......................      $3,534.2    $3,631.7
                                       ========    ========
Average loans outstanding........      $3,463.8    $3,499.6
Net charge-offs..................          13.1         8.1
   % of average loans............          0.38%       0.23%

CREDIT CARD PORTFOLIO
---------------------
At December 31,
---------------
(in millions)

                                         1995        1994
                                       --------    --------
Year-end outstandings............      $1,546.9    $1,374.6
Average loans outstanding........       1,472.0     1,277.0
Net charge-offs..................          54.3        29.3
   % of average loans............           3.7%        2.3%

Credit card outstandings increased 12.5% from $1,374.6 million at 1994 year end to $1,546.9 million at 1995 year end. Average balance per active account increased by 14.9% to $2,547. Beginning in the fall of 1994, marketing campaigns shifted from pre-approved to invitations-to-apply, to further control risk within the portfolio.

Economic conditions have negatively impacted credit card delinquency, bankruptcy and credit losses. Net charge-offs have increased to 3.7% of average loans, which is consistent with industry averages. CoreStates' credit policies and procedures related to the credit card portfolio have been strengthened in anticipation of the economic slowdown.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - CONTINUED

ALLOWANCE FOR LOAN LOSSES

     In CoreStates' methodology for determining appropriate levels of allowance for loan losses ("ALLL"), each subsidiary which extends credit maintains an allowance sufficient to absorb the anticipated loss inherent in its credit portfolio. Factors included in management's determination of an adequate level of ALLL are a statistical analysis of historical loss levels throughout an economic cycle and one year of projected charge-offs, establishing a minimum level below which a bank's ALLL is considered inadequate and a maximum level above which is considered inappropriate. A quarterly evaluation of loss potential on specific credits, products, industries, portfolios and markets as well as indicators for loan growth, the economic environment and concentrations assist in validating the position of the ALLL within those boundaries. Management's evaluation of the adequacy of the ALLL is independently tested by Credit Review. Prompt recognition of problem situations and prompt write-downs of these assets to net realizable value is an important source of protection against problems in the portfolio. Accordingly, over an economic cycle, CoreStates has experienced relatively high levels of recoveries of prior charge-offs, recovering approximately 38% of prior year loan charge-offs in 1995 and approxiamtely 31% in 1994.

     In May 1993, the FASB issued Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114") and in October 1994, the FASB issued Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" ("FAS 118"). FAS 114 addresses accounting for impairment of certain loans and requires that impaired loans within the scope of FAS 114 be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or be measured at the loan's observable market price or the fair value of its collateral. FAS 118 amended FAS 114's income recognition policies and clarifies FAS 114's disclosure requirements. As required, CoreStates adopted FAS 114 and 118 in the first quarter of 1995. The adoption of these standards did not have an impact on CoreStates' provision for loan losses or allowance for loan losses, nor change CoreStates' methodology for recognizing income on impaired loans.

     The year-end 1995 allowance for loan losses totaled $495.1 million and represented 2.35% of loans. This compares with a loan loss allowance at year-end 1994 of $500.6 million, or 2.44% of loans. The December 31, 1995 and 1994 Salomon Brothers Superregional Bank Composites for allowance for loan losses as a percentage of loans were 2.16% and 2.40%, respectively. The allowance for loan losses at year-end 1995 was 341.8% of non-performing loans, an increase over the year-end 1994 coverage ratio of 203.3% and a reflection of the lower level of non-performing loans at year-end 1995.

     CoreStates' provision for loan losses in 1995 was $105.0 million, an increase of $3.1 million from the $101.9 million, excluding $145.0 million of Constellation and Independence merger-related provisions for losses on loans provided in 1994. The increase in the provision for losses on loans was in response to loan growth and higher charge-offs on credit card outstandings. Net loan charge-offs in 1995 were $110.6 million or 0.5% of average loans. Net charge-offs in 1994, excluding $103.1 million of loan charge-offs recorded in the second quarter of 1994 related to problem assets acquired with Constellation, were $117.8 million or 0.6% of average loans.

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

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - continued

    The following table reflects the distribution of 1995 and 1994 net charge-offs by loan type:

DISTRIBUTION OF NET CHARGE-OFFS
-------------------------------
For the Year Ended December 31,
-------------------------------

(in millions)                                        1995                                  1994
                                      ----------------------------------    ----------------------------------
                                                                  % OF                                 % of
                                                                 TOTAL                                 Total
                                        NET          % OF         NET         Net         % of          net
                                      CHARGE-      AVERAGE      CHARGE-     charge-      Average      charge-
Loan type                              OFFS       LOAN TYPE       OFFS       offs       loan type      offs
---------                             -------     ---------     -------     -------     ---------     -------
Domestic:
  Commercial
    and industrial.................    $ 13.9           0.1  %     12.6  %   $ 75.1           0.9%       34.0%
  Real estate:
    Construction...................       0.7           0.2         0.6         9.7           2.9         4.4
    Other..........................      28.2           0.5        25.5       102.9           1.7        46.6
  Consumer:
    Credit card....................      54.3           3.7        49.1        29.3           2.3        13.3
    Installment....................      10.5           0.8         9.5         5.8           0.4         2.6
  Other (a)........................       3.3           0.2         3.0         0.7             -         0.3
                                       ------                    ------      ------                     -----
      Total domestic...............     110.9           0.6       100.3       223.5           1.2       101.2
 Foreign...........................      (0.3)            -        (0.3)       (2.6)         (0.4)       (1.2)
                                       ------                    ------      ------                     -----
     Total net charge-offs.........    $110.6           0.5       100.0  %   $220.9           1.1       100.0%
                                       ======                    ======      ======                     =====

___________________________
(a)  Includes loans to financial institutions and lease financing.

NON-PERFORMING ASSETS

     Non-performing assets at year-end 1995 were $171.5 million, or 0.8% of total loans plus other real estate owned ("OREO") and 0.6% of total assets. These levels compared to total non-performing assets at year-end 1994 of $310.9 million, 1.5% of total loans plus OREO and 1.1% of total assets.

     At year-end 1995, total non-performing assets were comprised of $143.2 million of non-accrual loans, $1.6 million of renegotiated loans and $26.7 million of OREO. The $139.4 million, or 44.8%, decline in total non-performing assets as compared to year-end 1994 was principally experienced in CoreStates' two largest portfolios; the commercial loan portfolio, declining $35.1 million, or 40.3%, and the real estate portfolio which declined $78.4 million, or 40.5%. Most of the decline in non-performing assets in these two portfolios was attributable to improved credit quality and the receipt of payment against two large non-performing credits.

     CoreStates monitors the movements within the non-performing portfolio closely. The following table illustrates the components of the changes in non-performing assets during 1995, 1994 and 1993:

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

CREDIT QUALITY - continued

CHANGES IN NON-PERFORMING ASSETS
--------------------------------
(in millions)

                                     1995       1994       1993
                                     ----       ----       ----
Balance January 1,...........       $ 311      $ 439      $ 672
Additions....................         170        393        247
Return to accrual............         (12)       (53)       (83)
Payments.....................        (224)      (226)      (236)
Charge-offs..................         (73)      (242)      (161)
                                    -----      -----      -----
Net change...................        (139)      (128)      (233)
                                    -----      -----      -----
  Balance December 31,.......       $ 172      $ 311      $ 439
                                    =====      =====      =====

The following table reflects the distribution of non-performing assets by loan type at December 31, 1995 and 1994:


DISTRIBUTION OF NON-PERFORMING ASSETS
-------------------------------------
At December 31,
---------------
(in millions)                                                   1995                                1994
                                                  -----------------------------------     -------------------------------
                                                                 % OF       % TOTAL                    % of    % Total
                                                     NON-        LOAN        NON-            Non-      Loan      non-
Loan type                                         PERFORMING     TYPE     PERFORMING      performing   type   performing
---------                                         -----------    -----    -----------     -----------  -----  -----------
Domestic:
 Commercial  and industrial.............            $ 52.1        0.5%       30.3%          $ 87.2      1.0%      28.1%
 Real estate:
     Construction.......................               8.0        2.2         4.7             10.7      3.2        3.4
     Other loans........................              80.5        1.6        46.9            118.2      1.9       38.0
     OREO...............................              26.7          -        15.6             64.7        -       20.8
 Consumer...............................                 -          -           -              0.7        -        0.2
 Other domestic loans (a)...............               4.2        0.2         2.5             29.2      2.1        9.4
                                                    ------                  -----           ------               -----
     Total domestic.....................             171.5        0.9       100.0            310.7      1.6       99.9
 Foreign loans..........................                 -          -           -              0.2        -        0.1
                                                    ------                  -----           ------               -----
     Total non-performing assets (b)....            $171.5        0.8       100.0%          $310.9      1.5      100.0%
                                                    ======                  =====           ======               =====
     % of total assets..................               0.6%                                    1.1 %
                                                       ===                                     ===

________________________
(a)  Includes loans to financial institutions and lease financing.
(b) The table does not include loans of $59 million and $53 million at December 31, 1995 and 1994, respectively, that are past due 90 days or more as to principal or interest, but which remain on full accrual since such loans are well secured and in the process of collection.

Non-performing assets at year-end 1994 declined $127.8 million, or 29.1%, as compared to year-end 1993. The 1994 decline primarily reflected decreases in non-performing assets in the real estate portfolio which declined $119.4 million or 38.1%. Much of the decline in real estate non-performing assets resulted from a $28 million addition to the Constellation OREO reserve in the first quarter of 1994 and the subsequent bulk sale of problem loans and OREO acquired with Constellation.

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

Net Interest Margin
-------------------
Plotting Points for a Graph
---------------------------
(In percent)

                                          Net interest margin
                                      --------------------------
                                                   Superregional
                                      CoreStates    Composite *
                                      ----------   -------------
1995                                     5.97%         4.62%
1994                                     5.80          4.72
1993                                     5.59          4.86
1992                                     5.32          4.82
1991                                     5.16          4.45


      * The Salomon Brothers Superregional Bank Composite

     CoreStates' net interest margin reflects relationship business activities rather than interest rate risk taking. The strength of CoreStates' net interest margin comes from the combination of healthy spreads on both loans and deposits and a balance sheet which has a relatively high portion of loans and a large base of non-interest bearing funds. (See Charts "Earning Asset Mix" and "Funding Mix" on pages 36.) Areas of business such as credit card, middle market lending, specialized lending and commercial finance at Congress Financial produce attractive lending spreads. CoreStates' cash management business provides a significant source of non-interest bearing funds, while the retail franchise includes a substantial base of low cost funding. Emphasis on profitable relationship business is supported by CoreStates' management practices. CoreStates uses a matched maturity funds transfer pricing system which focuses business managers on profitability, appropriate compensation for embedded risks and overall pricing discipline. In addition to providing a pricing tool, transfer pricing supports performance measurement and analysis of net interest margin components.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

INTEREST RATE RISK MANAGEMENT

     Interest rate risk refers to potential changes in current and future net interest income resulting from changes in interest rates, product spreads and mismatches in the repricing between interest rate sensitive assets and liabilities. At CoreStates, measurement of near term interest rate risk focuses on potential changes in net interest income identified through computer simulations against both rising and falling interest rates. Longer term repricing risks are measured using potential changes in the present value of future income streams inherent in current positions. Gap analysis is used to manage strategy execution. All measurements of interest rate risk include the impact of off-balance sheet activities. Under CoreStates' policy, rate changes of at least 200 basis points in either direction over a six-month period are simulated with rate related negative net interest income volatility over a twelve-month horizon limited to 4% of shareholders' equity. Changes are measured relative to a base forecast in which rates remain constant at current levels. Based on historical data, 95% of the time rates have moved less than 200 basis points over a six-month period. Included in these simulations are all contractual repricing risks, the impact of prepayments in the loan and securities portfolios, potential spread and volume changes on consumer deposits and fluctuations in the value of non-interest bearing funding sources. CoreStates believes that the spread between the prime rate and financial market rates is a function of both interest rates and credit conditions. While changes in the prime spread are included in simulations, only that portion believed to be interest rate related is subject to the policy guidelines. Estimated changes in the present value are based on a 200 basis point parallel shift of the yield curve and negative changes are limited to 10% of equity.

     As a matter of practice, positions are generally managed to produce significantly lower volatility than policy guidelines would permit. Current net interest income simulations using a 200 basis point change in short term interest rates show that CoreStates' net interest income volatility over the next twelve months would be relatively neutral or less than 1% of shareholders' equity. That level is representative of simulations performed throughout the year. Recognizing that the simulation process is based on a variety of assumptions, management reviews results by category of risk as well as by product and tests the sensitivity of the results to key assumptions.

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

     CoreStates hedges this relationship gap through the use of both on and off-balance sheet discretionary assets and liabilities. The typical offsetting position is created by purchasing fixed-rate investment securities funded by short-term liabilities, or by entering into interest rate swaps in which CoreStates receives a fixed rate and pays a variable rate. The following excerpts from the Interest Sensitivity Analysis shown on page 94 demonstrates the basic mismatch of the relationship portfolios and the offsetting discretionary position. In keeping with CoreStates' interest rate risk discipline, the combined position is relatively balanced so that there is minimal impact on earnings from an interest rate move in either direction.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

SELECTED INTEREST SENSITIVITY BALANCES
--------------------------------------
At December 31, 1995
--------------------
(in millions)
                                                     Months                             Years
                                        -------------------------------     ------------------------------

                                            0-3         4-6        7-12         1-2         2-5     over 5      Total
                                           ----        ----        ----        ----        ----     ------     -------
RELATIONSHIP PORTFOLIOS:
Total loans.........................    $15,031     $ 1,240     $ 1,077     $ 1,432     $ 1,871     $  396      $21,047
Total consumer
      deposits, net non-
      interest funding..............      6,800       1,516       2,732       2,271       2,950      4,068       20,337
Adjustments.........................        727        (726)       (586)       (655)     (1,977)     3,217            0
                                        -------     -------     -------     -------     -------     ------      -------
  Relationship gap..................      8,958      (1,002)     (2,241)     (1,494)     (3,056)      (455)         710
                                        -------     -------     -------     -------     -------     ------      -------

DISCRETIONARY PORTFOLIOS:
Assets..............................      2,906       1,390       2,480       1,576       3,227      1,039       12,618
Liabilities.........................     11,738         402         248          74         236        630       13,327
                                        -------     -------     -------     -------     -------     ------      -------
  Discretionary gap.................     (8,832)        988       2,232       1,502       2,991        409         (710)
                                        -------     -------     -------     -------     -------     ------      -------

  Combined gap......................    $   126     $   (14)    $    (9)    $     8     $   (65)    $  (46)     $     0
                                        =======     =======     =======     =======     =======     ======      =======
  Cumulative gap....................    $   126     $   112     $   103     $   111     $    46     $    0      $     0
                                        =======     =======     =======     =======     =======     ======      =======

The second major element of CoreStates' interest rate risk is the spread risk between product rates and financial market rates. These spreads are a function of competitive and other factors as well as interest rate levels. CoreStates simulates the behavior of individual products under various rate scenarios to determine an appropriate investment or funding strategy to provide a stable spread.

     Consumer deposit spreads are a key element of net interest income. Rates on savings and similar products have not risen as much as other financial market rates, suggesting less room to lower rates if market rates decline. During 1995, deposit balances shifted from more liquid products to certificates and non-bank alternatives with higher rates. Looking ahead, the spread on total consumer deposits is subject to continued internal shifting to products with narrower spreads such as certificates, balance runoff and potential pricing pressure on liquid deposit accounts. Simulations include assumptions regarding runoff, shifting across products as well as upward repricing of savings type accounts in rising rate scenarios. Narrower spreads are generally assumed in falling rate environments due to limited repricing opportunities. Those assumptions are developed in conjunction with the business managers and, while management believes its current simulation assumptions are realistic, it recognizes that this is an area of potential volatility.

     The spread between the prime rate and short-term market rates, such as LIBOR, is also an important component of net interest income. That spread has widened over the last several years compared to historic levels. While the risk of a narrowing of the prime spread is not unique to CoreStates, a contraction in that spread would reduce net interest income. CoreStates has approximately $7.3 billion in loans subject to changes in prime, excluding $1.5 billion in credit card outstandings which historically have been priced with a prime-related formula. CoreStates currently is in the process of revising the basis for pricing credit cards from prime to LIBOR, to reduce exposure to the prime spread.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

OFF-BALANCE SHEET INSTRUMENTS AND DERIVATIVE ACTIVITIES - CoreStates uses off-balance sheet derivative instruments primarily to manage CoreStates' interest rate risk. CoreStates believes that interest rate risk management must be coordinated with the management of liquidity and capital. Therefore, CoreStates uses off-balance sheet instruments to modify its rate sensitivity and consequently, avoids the unnecessary leverage and liquidity impairment which would result from on-balance sheet alternatives. CoreStates also uses interest rate contracts to provide risk management services for its customers.
CoreStates does not use off-balance sheet derivative instruments for speculative investment.

Credit risk exists in a derivative transaction to the extent that there is a
favorable move in interest rates and the counterparty fails to perform.   The
current credit exposure in a derivative transaction is the estimated cost to replace the transaction at current market rates, while potential exposure is the estimated cost to replace the transaction at future interest rates. CoreStates monitors both the current and potential risk. CoreStates evaluates the credit worthiness of all off-balance sheet counterparties using the same standards applied in any other loan or credit transaction. In addition, CoreStates requires collateral from counterparties when the risk exceeds an acceptable threshold. Collateral agreements are determined based on the quality of individual counterparties. As of December 31, 1995, the current cost to replace CoreStates' derivatives portfolio was $236 million. This assumes that only counterparties for whom it would be favorable to default would do so.

INTEREST RATE RISK RELATED DERIVATIVE ACTIVITIES - CoreStates' use of derivatives for interest rate risk management falls into three categories: interest sensitivity adjustments, spread protection and the hedging of anticipated asset sales. The following schedule reflects by interest rate risk management category, the outstanding derivative positions as of December 31, 1995, the major balance sheet category to which they relate, and the associated unrealized gains/losses:

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

OUTSTANDING INTEREST RATE RISK RELATED DERIVATIVES
--------------------------------------------------
At December 31, 1995                            INTEREST    INTEREST   INTEREST
--------------------
(in millions)                                     RATE        RATE     RATE CAPS      OTHER
                                                 SWAPS      FUTURES   AND FLOORS   DERIVATIVES     TOTAL
                                                ------      -------   ----------   -----------     -----
Interest Sensitivity Adjustment:
  Assets (primarily loans):
    Notional amount........................     $3,115        $619       $ 10                     $3,744
    Unrealized gains.......................        117           1                                   118
    Unrealized losses......................         (1)                                               (1)
  Deposits and other borrowings:
    Notional amount........................      3,762                                             3,762
    Unrealized gains.......................         72                                                72
    Unrealized losses......................         (5)                                               (5)
  Long-term debt:
    Notional amount........................        589                     25                        614
    Unrealized gains.......................         24                                                24
    Unrealized losses......................         (8)                                               (8)
Spread Protection:
  Assets (primarily loans)
    Notional amount........................                               426                        426
    Unrealized gains.......................                                 2                          2
    Unrealized losses......................                                (1)                        (1)
  Deposits and other borrowings:
    Notional amount........................                               100                        100
    Unrealized gains.......................                                 1                          1
    Unrealized losses......................
Anticipated Asset Sales:
    Notional amount........................         75                                $106           181
    Unrealized gains.......................
    Unrealized losses......................         (1)                                 (2)           (3)
Total:
    Notional amount........................     $7,541        $619       $561         $106        $8,827
                                                ======        ====       ====         ====        ======
    Unrealized gains.......................     $  213        $  1       $  3         $  -        $  217
                                                ======        ====       ====         ====        ======
    Unrealized losses......................     $  (15)       $  -       $ (1)        $ (2)       $  (18)
                                                ======        ====       ====         ====        ======
    Net unrealized gains (losses)..........     $  198        $  1       $  2         $ (2)       $  199
                                                ======        ====       ====         ====        ======

Although the value of the various derivative instruments will change with interest rates, CoreStates does not consider changes in individual portfolio values to be significant given that the portfolios are used to offset specific risks. As of December 31, 1995, CoreStates' use of off-balance sheet derivative instruments which carry a leveraged exposure to either rising or falling rates or have other complex features is not material.

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

CoreStates also uses derivative instruments to protect spreads on certain balance sheet products. CoreStates' loan and securities portfolios include adjustable rate mortgages which carry interest rate caps limiting the amount of rate increase per year as well as over the life of the mortgage. As interest rates rise and funding costs increase, the spread on that portfolio will compress. CoreStates holds $326 million of interest rate caps which offset that risk by limiting the potential increase in funding costs.

For accounting purposes, the income effects of futures or swaps used to adjust interest sensitivity or to protect a product spread are associated with either the asset or the liability being managed. The amount recorded in net interest income related to derivative financial instruments was $41.3 million in 1995 and $82.1 million in 1994. The following table shows the impact of derivatives income on average interest rates:

IMPACT OF DERIVATIVES INCOME ON YIELDS AND COSTS
------------------------------------------------

For the Years Ended December 31,                              1995                                         1994
                                        -----------------------------------------------  -------------------------------------------
(in millions)                                       REPORTED                  IMPACT                Reported               Impact
                                         AVERAGE     YIELD/     PRODUCT         OF        Average    Yield/    Product       of
                                         BALANCE      COST        RATE      DERIVATIVES   Balance     Cost       Rate    Derivatives
                                        --------    --------    -------     -----------   -------   --------   -------  ------------
EARNING ASSETS
Time deposits........................    $ 1,843      6.33%      6.33%                    $ 1,520      4.37%     4.37%
Federal funds sold & trading
  account............................        231      6.31       6.31                         168      4.72      4.72
Investment Securities................      2,367      6.11       5.96          0.15%        3,014      5.50      5.53        (0.03)%
Loans................................     20,770      9.65       9.56          0.09        19,601      8.73      8.59          0.14
                                         -------                                          -------

TOTAL EARNING ASSETS.................    $25,211      9.04       8.95          0.09       $24,303      8.02      7.92          0.10
                                         =======                                          =======

INTEREST BEARING FUNDS
Savings, NOW, regular MMA............    $ 6,028      1.81       1.94         (0.13)      $ 6,653      1.17      1.75         (0.58)
Premium MMA..........................      2,143      3.92       3.92             -         2,140      2.89      2.89            -
Certificates.........................      5,529      5.17       5.33         (0.16)        4,361      4.28      4.36         (0.08)
                                         -------                                          -------
   Total retail......................     13,700      3.47       3.59         (0.12)       13,154      2.48      2.80         (0.32)
                                         -------                                          -------

Commercial & foreign deposits........      1,191      4.78       4.97         (0.19)        1,073      3.58      3.63         (0.05)
Federal funds purchased &
  short-term borrowings..............      2,073      5.77       5.75          0.02         1,928      4.42      4.42            -
Long-term debt.......................      1,814      6.69       6.71         (0.02)        1,657      5.54      6.32         (0.88)
                                         -------                                          -------
   Total wholesale...................      5,078      5.87       5.91         (0.04)        4,658      4.59      4.92         (0.33)
                                         -------                                          -------

TOTAL INTEREST BEARING FUNDS.........    $18,778      4.12       4.22         (0.10)      $17,812      3.03      3.35         (0.32)
                                         =======                                          =======

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

It is important to note that derivatives usage, its impact on individual balance sheet items and fluctuations in fair value should be viewed in the context of overall risk management. As previously stated, if CoreStates did not use derivatives, it would adjust cash positions to create the same interest sensitivity position with approximately the same income results. However, if cash transactions were used, the income of those activities would not be carried as an income adjustment to other balance sheet products. Fluctuations in the impact of derivatives shown on the above table are a function of market conditions and do not indicate changes in risk positions.

The third category of derivative activity is the hedging of anticipated asset sales. As fixed rate assets are accumulated for future sale, CoreStates is exposed to a decline in sale price due to rising interest rates. Therefore, CoreStates will enter into an interest rate swap or a forward rate agreement which will increase in value if rates rise. The increased value on the derivative is used to offset the decline in value of the cash asset. Gains/losses on the derivative are deferred until the asset sale and recognized as part of the sale transaction. In 1995, CoreStates sold fixed rate mortgages; those sales were hedged primarily with fixed-pay mortgage swaps which amortized with a reference portfolio of mortgage-backed securities. These swaps were terminated as the mortgages were sold. CoreStates securitizes and sells its longer term fixed-rate home equity loans and fixed-rate mortgages on a recurring basis. Home equity loans are held for several months prior to sale while sufficient volume for securitization is accumulated. Forward rate locks are used to hedge rate changes during that warehouse period. Options on mortgage-backed securities as well as both mandatory and optional forward sale commitments are used to hedge the mortgage pipeline.

Interest rate swaps are agreements between two parties to exchange interest cash flows. Generally, one party receives a fixed rate and pays a variable rate, while the counterparty pays the fixed rate and receives the variable rate. As of December 31, 1995, the rates CoreStates has contracted to receive are fixed for longer time periods than the rates CoreStates has contracted to pay. Therefore, if interest rates fall, this portfolio will provide higher interest income, offsetting a decline in interest income in relationship portfolios; conversely if rates rise, the swap portfolio will produce less interest income which will be offset by increased interest income in the relationship portfolios. CoreStates also uses interest rate futures in a similar manner. While swaps are used in both short and long term maturities, futures are used primarily to extend the rate sensitivity of short-term assets to periods less than one year. CoreStates' use of financial futures is largely concentrated in Eurodollar and LIBOR contracts. Given the direction of its natural interest sensitivity, CoreStates has not historically paid fixed rates on interest rate swaps or used off-balance sheet instruments to extend its liabilities.

The repricing schedule below summarizes the notional amount and associated interest rate of CoreStates' interest rate swaps categorized by whether CoreStates receives or pays the rate shown. The swaps are stratified by repricing date or maturity depending on whether the payments are floating or fixed, respectively. Floating rates included in the repricing schedule are based on the rates in effect on December 31, 1995.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued


REPRICING SCHEDULE OF INTEREST RATE SWAPS
-----------------------------------------
At December 31, 1995
--------------------
(in millions)

                                                                          YEARS
                                               -----------------------------------------------------------
                                               0-1        1-2        2-3        3-4        4-5      OVER 5      TOTAL
                                               ---        ---        ---        ---        ---      ------      -----
Receive Fixed/Pay Floating:
  Receive       Notional................      $2,646     $1,054     $ 774      $ 969      $ 605      $ 902     $6,950
                Rate....................        6.92%      6.62%     6.46%      7.11%      6.62%      7.08%      6.84%
  Pay           Notional................      $6,950                                                           $6,950
                Rate....................        5.96%                                                            5.96%
Pay Fixed/Receive Floating:
  Pay           Notional................      $  105                $  20                 $  25                $  150
                Rate....................        7.57%                8.60%                 9.24%                 7.99%
  Receive       Notional................      $  150                                                           $  150
                Rate....................        5.48%                                                            5.48%
Receive Floating/Pay Floating:
(Basis Swaps)
                Notional................      $   31                                                           $   31
  Receive       Rate....................        4.77%                                                            4.77%
  Pay           Rate....................        5.38%                                                            5.38%
Receive Fixed/Pay Floating(a):
(Forward Start)
  Receive       Notional................                            $ 205      $  30      $ 175                $  410
                Rate....................                             6.32%      6.38%      7.03%                 6.62%
  Start Date    Notional................      $  260                $ 100      $  50                           $  410

_____________________________________
(a)  Pay rate will be determined on forward start date.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

The following schedule illustrates CoreStates' interest rate risk related derivative activity during 1995:

ACTIVITY IN DERIVATIVES PRODUCTS
--------------------------------
Year Ended December 31, 1995
----------------------------
(in millions)

                                            INTEREST   INTEREST    INTEREST
                                              RATE       RATE     RATE CAPS       OTHER
Notional Amounts                             SWAPS     FUTURES    AND FLOORS   DERIVATIVES    TOTAL
----------------                            --------   --------   ----------   -----------   --------
As of December 31, 1994.............        $ 7,850    $ 1,043      $1,053        $ 295       $10,241
Additions...........................          1,875      3,688          58          246         5,867
Terminated contracts(a).............           (580)    (4,112)          -         (125)       (4,817)
Maturities/amortization.............         (1,604)         -        (550)        (310)       (2,464)
                                            -------    -------      ------        -----       -------
As of December 31, 1995.............        $ 7,541    $   619      $  561        $ 106       $ 8,827
                                            =======    =======      ======        =====       =======

(a) As of December 31, 1995, CoreStates had no material deferred gains or losses related to terminated derivative contracts.

CoreStates' use of off-balance sheet instruments declined during 1995. As various asset sales were consummated (primarily mortgage assets), the related interest rate swaps and/or other derivatives used to protect the sales value were terminated or allowed to expire. In addition, during the latter half of 1995, shifts in funding mix and increased loan volumes resulted in reduced need for fixed rate asset sensitivity. Therefore, matured swaps were not fully replaced and certain interest rate swaps were terminated.

CUSTOMER RELATED DERIVATIVE ACTIVITIES - CoreStates also engages in derivative market activities to provide risk management services for its customers. These services include interest rate swaps, caps, and floors. CoreStates offsets protection sold to customers through purchases of similar protection. Customer related derivative activity is marked to market. The following schedule details the outstanding notional amounts and related fair values of customer related derivative transactions as of December 31, 1995 and 1994.

CUSTOMER RELATED DERIVATIVES
----------------------------
At December 31,
--------------
(in millions)

                                                                 1995                                  1994
                                                     ------------------------------          --------------------------
                                                     NOTIONAL         NET ASSETS             Notional     Net assets
Interest Rate Swaps:                                  AMOUNT         (LIABILITY)(a)           amount     (liability)(a)
                                                     --------        --------------          --------    --------------
  CoreStates receives fixed...................        $  115                $ 1               $  192           $(4)
  CoreStates pays fixed.......................           115                 (1)                 192             4
Rate Locks:
  CoreStates receives fixed...................            15                  -                    -             -
  CoreStates pays fixed.......................            15                  -                    -             -
Interest Rate Caps/Floors:
  Sold........................................           517                 (1)                 424            (5)
  Purchased...................................           517                  1                  424             5
Foreign exchange contracts....................         1,660(b)               2(c)             1,817             2
                                                       -----                ----              ------           ---
Total Customer Related Derivatives............        $2,954                 $2               $3,049           $ 2
                                                      ======                ====              ======           ===

_______________________________
(a) Average net assets (liabilities) during 1995 and 1994 was substantially the same as the net assets (liabilities) at December 31, 1995 and 1994, respectively.
(b) Foreign exchange contracts purchased and sold at December 31, 1995 were $834 million and $826 million, respectively.
(c) Gross assets and (liabilities) on foreign exchange contracts at December 31, 1995 were $16 million and $(14) million, respectively.

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

     The cornerstone of CoreStates' liquidity position is a sizable and stable base of core deposits acquired through customer relationships. Core deposits are comprised of interest-bearing consumer savings products as well as non-interest bearing consumer and commercial deposits. Core deposits averaged 68.6% of assets in 1995 compared to 69.7% in 1994.

     Core deposits are supplemented by discretionary funding sources from direct customer contacts in both the domestic and international markets. These sources include large denomination certificates of deposit, deposits in foreign branches as well as federal funds, repurchase agreements, commercial paper and long-term debt. Commercial paper is used primarily to fund Congress Financial. In addition to commercial paper, Congress Financial is funded through the issuance of medium-term notes and long-term debt. Growth in loans at Congress Financial during 1995 accounted for most of the growth in discretionary funding sources. At December 31, 1995, CoreStates had a $650 million revolving credit facility from unrelated banks. The facility was established in support of commercial paper borrowings, medium-term notes and general corporate purposes. There were no borrowings under this facility at year-end 1995. CoreStates' liquidity is further enhanced by its ability to raise funds in a variety of domestic and international money and capital markets.

     Under an existing shelf registration filed with the Securities and Exchange Commission ("the SEC"), CoreStates had a broad range of debt and capital securities that were registered but unissued of approximately $294 million at December 31, 1995. During 1995, approximately $430 million of debt having various terms and interest rates was issued under the shelf registration. Maturities and retirements of long-term debt during 1995 were approximately $520 million. A new shelf registration statement will be filed with the SEC in the first half of 1996 increasing registered but unissued debt and capital securities to $1.75 billion.

     The tables on pages 93, 95 and 96 illustrate the maturity characteristics of CoreStates' domestic certificates of deposit over $100 thousand, loan portfolio and investment portfolio, respectively. For information regarding the maturity characteristics of CoreStates' short-term funds borrowed and long-term debt, see notes 10 and 11 to the financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ASSET AND LIABILITY MANAGEMENT - continued

INVESTMENT PORTFOLIO

     Within the context of the policies and practices previously outlined, CoreStates maintains a portfolio of marketable debt securities to contribute to a balanced interest rate risk position and to provide liquidity reserves. Interest rate risk management disciplines require strict matching of interest rate sensitivities and, therefore, CoreStates generally does not consider changes in the market value of individual portfolios as significant to the management of its interest sensitivity. The investment securities portfolio at December 31, 1995 consisted of investments held-to-maturity with a carrying value of $1,016 million and investments available-for-sale with a carrying value of $975 million, compared to $2,455 million and $426 million, respectively on December 31, 1994. Most of the decline in the investment portfolio from 1994 resulted from maturities. Late in 1995, the FASB permitted all institutions to reassess the appropriateness of the designation of investment securities as held-to-maturity, and reclassify such securities to available-for-sale. CoreStates reclassified $607 million in securities to available-for-sale. The net unrealized gain on the securities reclassified was $0.3 million, for a $0.2 million net of tax increase to shareholders' equity. The available-for-sale portfolio also includes a bank stock portfolio and other marketable equity securities. The accumulated net unrealized gain on available-for-sale securities was $35 million at December 31, 1995, compared to $11 million at December 31, 1994. The increase in the net unrealized gain was primarily due to the decline in interest rates and appreciation in the bank stock portfolio.

SOURCES AND USES OF FUNDS

     Total assets were $29.6 billion at year-end 1995, an increase of $295 million, or 1.0% , from year-end 1994. The increase in year-end 1995 assets principally reflects the net $520 million, or 2.5%, growth experienced in the loan portfolio, particularly in asset-based loans at Congress Financial and credit card outstandings. Loan growth at banking subsidiaries was funded by maturities of investment securities, as the investment portfolio was reduced by $890 million, or 30.9%, from year-end 1994. The book value of loans sold during 1995 was approximately $750 million and was comprised of approximately $530 million of residential mortgages and $136 million of fixed-rate home equity loans. The impact of loan sales on results of operations was not material.

     Total deposits declined $538 million, or 2.4%, from year-end 1994. Domestic interest-bearing deposits declined $903 million, or 6.2%, from year-end 1994 principally as a result of merger-related attrition and the impact of lower interest rates. Domestic demand deposits increased $338 million, or 5.3%, reflecting a year-end 1995 increase in customer activity. The net decline in deposits was offset by loan sales, the decline in the investment portfolio and a $546 million, or 35.3%, increase in short-term borrowings. The increase in short-term borrowings was also used to fund loan growth at Congress Financial.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

SOURCES AND USES OF FUNDS - continued

     Total assets averaged $28.4 billion in 1995, up $779 million, or 2.8%, from 1994. Average loans increased $1.2 billion, or 6.0%, while average investment securities decreased $647 million or 21.5%. As reflected in the chart on "Earning Asset Mix", loans comprised 82.4% of CoreStates' average earning assets in 1995, compared to 80.7% in 1994. A $664 million, or 4.7% increase in average interest bearing deposits resulted primarily from the GSB acquisition in December 1994.

Earning Asset Mix
-----------------
Plotting Points for a Graph
---------------------------
(percentage of average earning assets)

                                    Earning Asset Mix
                       -------------------------------------------
                        Short-term
                       money market        Investment
                       investments         securities        Loans
                       ------------        ----------        -----
        1995               8.2%                9.4%           82.4%
        1994               6.9                12.4            80.7
        1993               6.4                14.8            78.8
        1992               8.1                13.6            78.3
        1991               6.5                12.6            80.9

     The accompanying table on Funding Mix illustrates that 59.2% of CoreStates' funds were derived from consumer deposits in 1995, compared with 58.2% in 1994. Funding to accommodate current business needs and future growth at non-bank subsidiaries will continue to be supported by the previously discussed shelf registration.

Funding Mix
-----------
Plotting Points for a Graph
---------------------------
(percentage of average earnings assets*)

                                  Funding Mix
                     --------------------------------------
                                     Other           Non-
                      Retail        Interest       Interest
                     Deposits       Bearing        Bearing
                     --------       -------        -------
        1995           59.2%          13.0%          27.8%
        1994           58.2           13.0           28.8
        1993           59.3           13.3           27.4
        1992           63.0           11.6           25.4
        1991           58.3           21.1           20.6

* excluding short-term money market investments

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

REVIEW AND ANALYSIS OF EARNINGS

OPERATING REVENUE

     Operating revenue has two primary sources, net interest income and non-interest income. On the accompanying chart ("Operating Revenue"), net interest income is presented excluding the earnings benefit of balances maintained by commercial customers as compensation for transaction oriented non-credit products. Non-interest income and the previously mentioned earnings benefit of balances maintained are presented separately. Net interest income and non-interest income are discussed in further detail on the following pages.

OPERATING REVENUE
-----------------
Plotting Points for a Graph
---------------------------
(tax equivalent net interest income plus non-interest income-in millions)

                              Operating Revenue
                   --------------------------------------
                                    Derived
                     Loan and         from          Non-
                    Investment     Non-credit     Interest
                     Interest       Balances       Income       Total
                   -----------     ----------      ------       -----
        1995         $1,346.4        $159.4        $605.7      $2,111.5
        1994          1,262.5         148.1         567.5       1,978.1
        1993          1,211.4         140.4         574.0       1,925.8
        1992          1,160.7         122.8         610.7       1,894.2
        1991          1,190.6         123.1         615.6       1,929.3

     Operating revenue for 1995, as adjusted for significant an d unusual items, increased 6.0% over 1994, primarily due to a $95.2 million, or 6.7%, increase in total net interest income. The growth in net interest income for 1995 was primarily experienced in Consumer Financial Services, which experienced growth of 9.4%. The items excluded from the 1995 to 1994 operating revenue comparison were: a $19.0 million 1995 gain related to changes in CoreStates' investment in the EPS affiliate joint venture, a $7.4 million 1995 gain on the sale of the Corporate Trust business, a $1.9 million 1994 gain on the sale of two Virgin Islands branches, and investment securities gains in both years.

     Operating revenue for 1994 adjusted for significant and unusual items, experienced a 3.6% improvement over 1993, principally in the Wholesale Banking business. The items excluded from the 1994 to 1993 comparison were: a $1.9 million gain from the sale of two Virgin Islands branches in 1994, a gain of $9.1 million on the prepayment of long-term debt in 1993, an $11.0 million gain on the sale of five Virgin Islands branches in 1993, and net securities gains in both years.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

NET INTEREST INCOME

     The largest source of CoreStates' operating revenue is net interest income. For analytical purposes, net interest income is adjusted to a taxable equivalent basis to recognize the income from tax exempt assets as if the interest were taxable. Net interest income on a taxable equivalent basis increased $95.2 million, or 6.7% in 1995, compared to an increase of $58.8 million, or 4.4% in 1994. The strength of CoreStates' net interest income and net interest margin stems from the combination of wide spreads on both loans and deposits and a balance sheet which has a relatively high portion of loans and a large base of non-interest bearing funding. The following table compares taxable equivalent net interest income for the years ended December 31, 1995, 1994 and 1993.

Taxable Equivalent Net Interest Income
--------------------------------------
For the Years Ended December 31,
(in millions)

                                                                                                 Percentage
                                                                                              increase(decrease)
                                                                                              -----------------
                                                       1995           1994         1993       '95/'94   '94/'93
                                                     --------      --------      --------     -------   -------
Total interest income.................               $2,262.4      $1,929.5      $1,841.9       17.3%      4.8%
Tax equivalent adjustment.............                   17.2          21.3          26.5      (19.2)    (19.6)
                                                     --------      --------      --------
Tax equivalent interest income........                2,279.6       1,950.8       1,868.4       16.9       4.4
Total interest expense................                  773.8         540.2         516.6       43.2       4.6
                                                     --------      --------      --------
Tax equivalent net interest income....               $1,505.8      $1,410.6      $1,351.8        6.7       4.4
                                                     ========      ========      ========

Interest rate spread..................                   4.92%         4.99%         4.85%
                                                         ====          ====          ====
Net interest margin...................                   5.97%         5.80%         5.59%
                                                         ====          ====          ====

     The increase in net interest income for 1995 was driven by improved spreads earned on both deposits and prime-based loans and by improved earnings on non-interest bearing funding sources in 1995's comparatively higher interest rate environment. Also contributing to the increase in 1995 net interest income was the growth in relatively higher yielding loans, particularly commercial finance lending at Congress Financial and credit card outstandings. Average commercial finance loans at Congress Financial grew by $274 million, or 12.2%, in 1995 and credit card outstandings grew by $195 million, or 15.3%, on average.

     The net interest margin is a key measure of net interest income performance. It represents the difference between tax equivalent interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. The net interest margin increased 17 basis points in 1995 to 5.97%, following a 21 basis point increase in 1994. The 1995 increase was driven by improved product spreads, increased volumes in higher spread loan categories and improved earnings on non-interest bearing funding sources. The 1994 net interest margin increase was principally attributable to higher yields on loans due to a change in asset mix and the increase in the prime rate during that year, partially offset by a lower yield on the investment portfolio during 1994 as compared to 1993. The cost of interest bearing deposits decreased by 5 basis points in 1994 as changes in the pricing of consumer deposits in the rising rate environment lagged changes in financial market rates. The cost of borrowed funds, more sensitive to rising interest rates, increased during 1994 by 89 basis points.

     The increase in net interest income in 1994 resulted primarily from an improvement in interest rate spreads. While average total earning assets experienced little growth in 1994, a change in asset mix resulted in the yield on earning assets increasing to 8.03% in 1994 from 7.73%, partially offset by a smaller increase in average cost of liabilities to 3.03% from 2.90% in 1993. The loan portfolio experienced a $566 million increase in 1994 on average, mostly in the higher yield credit card and asset-based lending portfolios, while the comparatively lower yielding investment portfolio was reduced $569 million. An increase in non-interest bearing funding sources of $287 million also contributed to the 1994 increase in net interest income.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

NET INTEREST INCOME - continued

     For further detailed information regarding average balances, yields and costs, see the consolidated average balance sheet on pages 82-85, and the rate/volume analysis on page 88.

NON-INTEREST INCOME
For the Years Ended December 31,
(in millions)

                                                                                       Percentage
                                                                                   increase(decrease)
                                                                                  -------------------
                                                    1995      1994      1993      '95/'94     '94/'93
                                                    ----      ----      ----      -------     -------
Basic banking transactional
  services(a)................................      $427.4    $422.3    $412.4         1.2%        2.4%
Income from investment in
  EPS, Inc ..................................        30.1      31.8      13.1        (5.3)      142.7
Third party processing fees(b)...............        47.7      23.5      17.5       103.0        34.3
Securities gains.............................         9.4      18.7      16.1
Other operating income.......................        64.7      69.3      93.4        (6.6)      (25.8)
                                                   ------    ------    ------
Non-interest income before
  significant and unusual items..............       579.3     565.6     552.5         2.4         2.4
Significant and unusual
  items......................................        26.4(c)    1.9(d)   21.5(e)
                                                   ------    ------    ------
Total non-interest income....................      $605.7    $567.5    $574.0         6.7        (1.1)
                                                   ======    ======    ======

_________________________
(a) Comprised of debit and credit card fees, service charges on deposit accounts, trust income, and fees for international services.
(b) Includes revenues for CashFlex lockbox processing, Transys check processing, and SynapQuest credit card and merchant processing.
(c) Reflects the $19.0 million pre-tax gain related to changes in the investment in the EPS, Inc. affiliate joint venture and the $7.4 million pre-tax gain recorded on the sale of the Corporate Trust business.
(d) Includes pre-tax gain of $1.9 million recorded on the sale of two Virgin Islands branches.
(e) Includes pre-tax gains of $11.0 million recorded on the sale of five Virgin Islands branches, $9.1 million on prepayments of long-term debt and $1.4 million in excess recoveries from the settlement of a previously charged off loan at Independence.

     Non-interest income for 1995, excluding significant and unusual items, increased 2.4% from 1994, primarily reflecting an increase in third-party processing fees. Third-party processing fee income for 1995 increased $24.2 million, or 103.0%, principally as a result of the January 27, 1995 acquisition of Nationwide Remittance Centers, Inc. ("NRC"). Revenues in CoreStates' basic banking transactional businesses (discussed in detail below) experienced modest growth in 1995, as a $12.4 million, or 15.6%, increase in fees for international services was partially offset by declines of $4.7 million or 2.6%, in services charges on deposits and $1.6 million, or 1.7% in trust income. The decline in service charges on deposits reflects moderate growth in transaction volume and the election by commercial customers to pay for deposit services by maintaining deposit balances (the value of which is included in net interest income) in lieu of cash fees.

     For 1994, reported total non-interest income decreased $6.5 million or 1.1%, but total non-interest income in 1994 before significant and unusual items increased $13.1 million or 2.4% over 1993. The growth for 1994 reflects increases in income from CoreStates' investment in EPS, Inc., international service charges and third-party processing fees, partially offset by the election by commercial customers to pay for deposit services by maintaining deposit balances (the value of which is included in net interest income) in lieu of cash fees, declines in income and fees derived from mortgage banking, and a decline in trust income.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

NON-INTEREST INCOME - CONTINUED

     Income from basic banking transactional services increased modestly in 1995, 1.2%, following growth of 2.4% in 1994. The components of basic banking transactional services are discussed in the following paragraphs:

     . Service charges on deposit accounts, paid in fees, decreased $4.7 million, or 2.6%, in 1995, compared to an increase of $1.2 million, or 0.7%, in 1994. After adding the value of service charges paid through the maintenance of deposit balances by commercial and correspondent customers, which is included in net interest income, total service charge compensation for 1995 was $335.4 million, up $6.6 million, or 2.0%, from 1994 reflecting moderate growth in transaction volume. Total service charge compensation on this basis for 1994 was $328.8 million, an increase of $9.0 million or 2.8% over 1993.

     . Fees for international services increased $12.4 million, or 15.6%, in 1995, following an increase of $10.3 million, or 14.8%, in 1994. The growth in revenues for 1995 and 1994 reflects a continuing emphasis on non-credit products and international transaction processing services and resulting volume increases at overseas branches which were opened in recent years. For 1995, foreign exchange fees increased $3.1 million, or 16.5%, and fees on other international transaction processing services increased $9.3 million, or 15.3%.

     . Trust income decreased $1.6 million, or 1.7%, in 1995 and $4.4 million, or 4.4%, in 1994. The 1995 decline in trust income reflects the impact of CoreStates' October 1995 sale of its Corporate Trust business. Revenues recorded on Corporate Trust services were $6.5 million, $8.4 million and $8.1 million for 1995, 1994 and 1993, respectively. The pre-tax gain recorded in 1995 on the sale of Corporate Trust was $7.4 million. The Corporate Trust transaction provides for potential additional gains in 1996, pending determination of customer retention by the buyers. Excluding Corporate Trust revenues in 1995 and 1994, trust income for 1995 was level with 1994, reflecting the impact of past customer attrition. The 1994 decline in trust income was caused by declines in the financial markets which generated lower asset values and some customer attrition.

     . Debit and credit card fees decreased $1.0 million, or 1.5% in 1995, following an increase of $2.9 million, or 4.6%, in 1994. Credit card fees for 1995 were $25.5 million, level with 1994 fees. Competitive pricing pressures adversely impacted fee income for this product in 1995. At year-end 1995, CoreStates' credit card portfolio included approximately 614,000 active accounts, compared to 601,000 active accounts at year-end 1994. Debit card fees were down $0.9 million or 2.2% from 1994 primarily due to price sensitivity.

     CoreStates recorded net securities gains of $9.4 million in 1995, compared to $18.7 million in 1994 and $16.1 million in 1993. Investment securities gains for 1995 included $7.8 million of gains recorded on sales of equity securities acquired in connection with prior loan arrangements. Investment securities gains in 1994 included $5.0 million recorded on sale of certain investments acquired with Constellation and $10.7 million recorded on sales of certain bank stocks. Investment securities gains for 1993 included $13.6 million on sales of domestic equity securities and $8.6 million on sales of foreign equity securities, partially offset by $6.1 million for partial writedowns of foreign equity securities.

     Other operating income in 1995 decreased by $4.6 million, or 6.6%, primarily as a result of gains on sales of loans (other than mortgages) in 1994. Other operating income in 1994 decreased by $24.1 million, or 25.8% principally as a result of mortgage banking activity which was adversely impacted in 1994 by reduced refinance activity and higher mortgage rates. Gains on sales of mortgages and mortgage servicing fees were down $11.6 million and $4.1 million in 1994, respectively. Gains on trading account securities were $2.3 million in 1995, 1994 and 1993, respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

NON-FINANCIAL EXPENSES                                                                Percentage
For the Years Ended December 31,                                                  increase(decrease)
                                                                                  ------------------
(in millions)                                     1995        1994       1993     '95/'94    '94/'93
                                                  ----        ----       ----     -------   -------
Salaries, wages and benefits.............     $  600.9    $  631.1    $  623.0      (4.8)%     1.3%
Net occupancy expense....................        113.5       114.5       115.0      (0.9)     (0.4)
Equipment expense........................         78.5        77.1        74.8       1.8       3.1
Amortization of intangible assets........         28.1        14.1        19.5      99.3     (27.7)
FDIC premiums............................         23.1        43.7        46.2     (47.1)     (5.4)
Other operating expenses.................        332.1       322.4       318.6       3.0       1.2
                                              --------    --------    --------
Non-financial expenses before
   significant and unusual items.........      1,176.2     1,202.9     1,197.1      (2.2)      0.5
Significant and unusual
   items.................................         98.2(a)    114.7(b)     44.8(c)
                                              --------   ---------   ---------
Total non-financial expenses.............     $1,274.4    $1,317.6    $1,241.9      (3.3)      6.1
                                              ========    ========    ========

_____________________________
(a) Reflects a net restructuring charge of $98.2 million related to the corporate-wide process redesign. See "Process Redesign" on page 8 for more detail regarding the net restructuring charge. The impact of other real estate owned ("OREO") on non-financial expenses in 1995 was not significant.
(b) Includes merger-related costs of $75.0 million and $33.7 million for the Constellation and Independence acquistions, respectively, OREO writedowns of $2.3 million and $3.7 million related to Germantown branch closings and signage.
(c) Comprised of OREO writedowns totaling $26.6 million, writedowns of purchased mortgage servicing rights of $8.2 million and $10.0 million related to the establishment of Transys, a check processing business.

     Total non-financial expenses for 1995, excluding the significant and unusual items as noted in the above table, were $1,176.2 million, a decrease of $26.7 million, or 2.2% from 1994. This decline reflects the impacts of a hiring freeze, the benefits of those aspects of the process redesign implemented to date, merger-related synergies and the approximately $20.6 million impact of reduced Federal Deposit Insurance Corporation ("FDIC") premiums. A further reduction in FDIC premiums is effective January 1, 1996. If that reduced rate is maintained by the FDIC throughout 1996, CoreStates would expect FDIC premium expense for 1996 to be less than $0.5 million. Most of the reduction in FDIC premiums will be used to fund investments in technology to support improved products and services and increased volume. Affecting comparability of expenses period-to-period are the acquisitions of GSB on December 2, 1994 and NRC on January 27, 1995. Excluding the amortization of intangible assets created in the acquisitions, in 1995 GSB added approximately $21.3 million to non-financial expenses and NRC added approximately $19.9 million. Expense for amortization of intangible assets created in the two acquisitions added $13.7 million to 1995 expenses. Excluding the significant and unusual items as noted in the above table and the impact of GSB and NRC related expenses, non-financial expenses for the 1995 declined 6.8% from the prior year.

      Salaries, wages and benefits decreased 4.8% in 1995 reflecting reduced staff levels resulting from the hiring freeze, the process redesign and full-year impact of merger consolidations, partially offset by increases of $11.4 million and $11.0 million for GSB and NRC, respectively. For 1995, salaries and wages declined 4.1%, while benefits expense declined 7.1%. Contributing to the higher decline in benefits expense for 1995 was reduced employee medical costs arising from efficiencies associated with CoreStates transition to managed care plans in the beginning of the year. The number of full-time equivalent employees at December 31, 1995, 1994 and 1993 was: 13,598; 15,076; and 16,017,
respectively.

      In 1995, net occupancy expense declined $1.0 million or 0.9%, and equipment expense increased $1.4 million, or 1.8%. The decline in net occupancy expense was primarily due to the process redesign and merger-related synergies. The increase in equipment expense reflects investments in technology and NRC expenses.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

NON-FINANCIAL EXPENSES - CONTINUED

      COMPARISON OF 1994 TO 1993 - Reported total non-financial expenses in 1994 were 6.1% higher than 1993. However, excluding significant and unusual items, non-financial expenses for 1994 were substantially level with 1993. Salaries, wages and benefits increased 1.3% in 1994. The 1994 increase in salary and benefit costs was largely the result of normal salary increases offset by partial year staff reductions due to merger consolidations. At year-end 1994, the number of full-time equivalent employees declined by over 900 as operations and systems mergers were completed for acquired companies. Net occupancy expense decreased 0.4% in 1994. Equipment expenses increased 3.1% in 1994, as technological improvements were made in delivery systems and support areas. Other operating expenses decreased 1.2% in 1994, largely due to reductions in amortization of mortgage servicing rights intangibles which was $8.2 million less than 1993.

PROVISION FOR INCOME TAXES

     The provision for income taxes was $262.6 million in 1995 compared to $143.7 million in 1994 and $173.8 million in 1993. The $118.9 million increase in 1995 tax expense was primarily due to higher pre-tax income. The provision for income taxes for 1995, 1994 and 1993 were at effective rates of 36.7%, 36.6% and 32.4%, respectively.

FOURTH QUARTER RESULTS

     In the fourth quarter of 1995, CoreStates recorded net income of $137.0 million or $0.99 per share. "Operating earnings" for the fourth quarter of 1995, defined as net income excluding a fourth quarter restructuring credit, were $132.9 million, or $0.96 per share. This represents a 23.1% increase on a per share basis when compared to fourth quarter of 1994 operating earnings and net income of $111.5 million, or $0.78 per share. The restructuring credit of $6.4 million, $4.1 million after-tax or $0.03 per share, relates to the process redesign which is discussed on page 8.

     The $21.4 million improvement in operating earnings for the fourth quarter of 1995, as compared to the fourth quarter of 1994, was primarily due to a 3.9% increase in taxable equivalent net interest income coupled with a $16.1 million or 5.2% decrease in expenses excluding the restructuring credit. The net interest margin for the fourth quarter of 1995 was 5.97% compared to 5.89% for the fourth quarter of 1994. The increase in the level of taxable equivalent net interest income was primarily related to improved interest rate spreads on deposits and prime-based loans, higher earnings on non-interest bearing funding and loan growth. Also contributing to the improvement in fourth quarter operating earnings was a $7.2 million, or 4.9% increase in non-interest income reflecting the $7.4 million gain on the sale of the Corporate Trust business. The financial impact of those aspects of the process redesign implemented since March 31, 1995 resulted in an increase in the fourth quarter of 1995 operating earnings of $33.4 million pre-tax, or $0.15 per share after-tax as compared to the fourth quarter of 1994. This impact principally related to expense savings and exceeded original projections by $0.06 per share due to the realization of benefits earlier than planned.

     Based on operating earnings, returns on average equity and assets were 22.52% and 1.84%, respectively, in the fourth quarter of 1995 compared to 19.50% and 1.60%, respectively, in the fourth quarter of 1994.

ACCOUNTING STANDARDS EFFECTIVE IN 1996

      FAS 121 - Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("FAS 121") was issued in March 1995. FAS 121, which is effective beginning with 1996, addresses the accounting for and the measurement of the impairment of long-lived assets that either will be held and used in operations or that will be disposed of. The impact that FAS 121 will have on CoreStates' future results of operations cannot be estimated with certainty at the current time. However, the adoption of FAS 121 is not expected to have a material impact on CoreStates' financial condition.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS: CONTINUED

ACCOUNTING STANDARDS EFFECTIVE IN 1996 - continued

     FAS 122 - Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights - an amendment of FASB Statement No. 65" ("FAS 122") was issued in May 1995 to modify the treatment of capitalized mortgage servicing rights by mortgage banking enterprises. FAS 122, which is effective beginning with 1996, amends FASB Statement No. 65 to eliminate the separate treatment of servicing rights acquired through loan originations versus those acquired through purchase. The adoption of FAS 122 is not expected to have a material impact on CoreStates' results of operations or financial condition.

      FAS 123 - Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") was issued in October 1995 to establish accounting and reporting standards for stock-based employee compensation plans such as stock option and restricted stock plans ("stock-based plans"). FAS 123 defines a fair value based method of accounting for measuring compensation expense for stock-based plans and encourages all entities to adopt that method of accounting. However, FAS 123 also permits entities to continue to measure compensation expense for stock-based plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the intrinsic value based method must make pro forma disclosures of net income and earnings per share as if the fair value based method defined by FAS 123 was applied.

     Under the fair value based method, compensation expense would be measured as the value of an award under a stock-based plan on the date the award is granted, and would be recognized over the vesting period of the award. Under the intrinsic value based method, compensation expense is measured as the excess, if any, of the market price of the stock underlying the award on the date the award is granted, over the exercise price. Under CoreStates' stock-based long-term incentive plan, awards have no intrinsic value on the date of grant as the exercise price equals the market price on that date. Currently, CoreStates does not expect to adopt the FAS 123 fair value based method of accounting for its stock-based plans, but will provide the required pro forma disclosures in the December 31, 1996 financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER
FINANCIAL REPORTING


FINANCIAL STATEMENTS

CoreStates Financial Corp is responsible for the preparation, integrity, and fair presentation of its published financial statements as of December 31, 1995, and the year then ended. The consolidated financial statements of CoreStates Financial Corp have been prepared in accordance with generally accepted accounting principles and, as such, include some amounts that are based on judgments and estimates of management.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining an effective internal control structure over financial reporting. The system contains monitoring mechanisms and actions are taken to correct deficiencies identified.

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

Management assessed CoreStates Financial Corp's internal control structure over financial reporting as of December 31, 1995. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1995.



Principal Financial Officer
/s/ Albert W. Mandia



Chairman and Chief Executive Officer
/s/ Terrence A. Larsen

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
INDEPENDENT ACCOUNTANTS' REPORT


The Board of Directors and Shareholders
CoreStates Financial Corp

We have examined management's assertion that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1995 included in the accompanying Management's Report on Internal Controls over Financial Reporting, insofar as management's assertion relates to the internal control structure over the annual financial reporting in the 1995 consolidated financial statements of CoreStates Financial Corp.

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

In our opinion, management's assertion that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1995, insofar as management's assertion relates to the internal control structure over the annual financial reporting in the 1995 consolidated financial statements of CoreStates Financial Corp, is fairly stated, in all material respects, based upon the criteria established in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission.



                                                           /s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
January 17, 1996

     REPORT OF INDEPENDENT AUDITORS

     THE BOARD OF DIRECTORS AND SHAREHOLDERS
     CORESTATES FINANCIAL CORP

     We have audited the accompanying consolidated balance sheets of CoreStates Financial Corp as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 financial statements of Constellation Bancorp and Independence Bancorp, Inc., which statements reflect net interest income constituting 15.6% of the related consolidated total for the year ended December 31, 1993. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to data included for Constellation Bancorp and Independence Bancorp, Inc., is based solely on the reports of other auditors.

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

     In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CoreStates Financial Corp at December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the financial statements, in 1994 the Company changed its method of accounting for certain investments in debt and equity securities, and in 1993 the Company changed its method of accounting for post-employment benefits.



                                                           /s/ Ernst & Young LLP


     Philadelphia, Pennsylvania
     January 17, 1996

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   YEAR ENDED DECEMBER 31,
                                                          --------------------------------------
INTEREST INCOME                                              1995         1994           1993
                                                          ----------   ----------     ----------
Interest and fees on loans:
  Taxable income......................................    $1,973,085   $1,675,532     $1,553,865
  Tax exempt income...................................        19,851       22,818         31,150
Interest on investment securities:
  Taxable income......................................       125,941      140,379        185,866
  Tax exempt income...................................        12,169       16,552         19,304
Interest on time deposits in banks....................       116,689       66,389         44,340
Interest on Federal funds sold, securities
  purchased under agreements to resell and other......        14,570        7,857          7,339
                                                          ----------   ----------     ----------
  Total interest income...............................     2,262,305    1,929,527      1,841,864
                                                          ----------   ----------     ----------
INTEREST EXPENSE
Interest on deposits:
  Domestic savings....................................       189,942      139,703        149,094
  Domestic time.......................................       299,264      196,869        212,471
  Overseas branches and subsidiaries..................        43,497       28,286         18,248
                                                          ----------   ----------     ----------
  Total interest on deposits..........................       532,703      364,858        379,813
Interest on short-term funds borrowed.................       119,667       85,123         67,001
Interest on long-term debt............................       121,401       90,177         69,779
                                                          ----------   ----------     ----------
  Total interest expense..............................       773,771      540,158        516,593
                                                          ----------   ----------     ----------
  NET INTEREST INCOME.................................     1,488,534    1,389,369      1,325,271
Provision for losses on loans.........................       105,000      246,900        121,201
                                                          ----------   ----------     ----------
  NET INTEREST INCOME AFTER PROVISION FOR
     LOSSES ON LOANS..................................     1,383,534    1,142,469      1,204,070
                                                          ----------   ----------     ----------
NON-INTEREST INCOME
Service charges on deposit accounts...................       175,991      180,676        179,428
Trust income..........................................        95,747       97,362        101,793
Fees for international services.......................        92,075       79,682         69,432
Debit and credit card fees............................        63,619       64,585         61,717
Income from investment in EPS, Inc....................        30,114       31,800         13,159
Gains on trading account securities...................         2,339        2,347          2,254
Securities gains......................................         9,388       18,753         16,110
Other gains...........................................        26,400        1,900         11,000
Other operating income................................       109,993       90,435        119,137
                                                          ----------   ----------     ----------
  Total non-interest income...........................       605,666      567,540        574,030
                                                          ----------   ----------     ----------
NON-FINANCIAL EXPENSES
Salaries, wages and benefits..........................       600,925      631,134        622,969
Net occupancy.........................................       113,478      117,516        114,951
Equipment expenses....................................        78,482       77,098         74,844
Restructuring and merger-related charges..............        98,175      108,700              -
Other operating expenses..............................       383,338      383,113        429,098
                                                          ----------   ----------     ----------
  Total non-financial expenses........................     1,274,398    1,317,561      1,241,862
                                                          ----------   ----------     ----------
INCOME BEFORE INCOME TAXES............................       714,802      392,448        536,238
Provision for income taxes............................       262,565      143,656        173,809
                                                          ----------   ----------     ----------
INCOME BEFORE CUMULATIVE EFFECT OF A
  CHANGE IN ACCOUNTING PRINCIPLE......................       452,237      248,792        362,429
Cumulative effect of a change in accounting
  principle, net of income tax benefits of
  $1,846 in 1994, and $7,005 in 1993..................             -       (3,430)       (13,010)
                                                          ----------   ----------     ----------
NET INCOME............................................    $  452,237   $  245,362     $  349,419
                                                          ==========   ==========     ==========
PER COMMON SHARE DATA (Based on weighted average
  shares outstanding of 140.600 million in 1995,
  142.498 million in 1994 and 145.398 million
  in 1993)............................................
Income before cumulative effect of a
  change in accounting principle......................         $3.22        $1.75          $2.49
                                                               =====        =====          =====
Net Income............................................         $3.22        $1.73          $2.40
                                                               =====        =====          =====
Cash dividends declared...............................         $1.44        $1.24          $1.14
                                                               =====        =====          =====

See accompanying notes to the financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in thousands)

                                                                                                DECEMBER 31,
                                                                                   --------------------------------------
                                                                                       1995                      1994
                                                                                   -----------               ------------
ASSETS
Cash and due from banks...............................................             $ 2,755,636               $  2,262,512
Time deposits, principally Eurodollars................................               1,841,799                  1,750,458
Federal funds sold and securities purchased under
  agreements to resell................................................                 594,868                    731,820
Trading account securities............................................                   1,336                      1,206
Investment securities available-for-sale..............................                 974,711                    426,047
Investment securities held-to-maturity (market value:
  1995-$1,017,019; 1994-$2,423,830)...................................               1,015,621                  2,454,584
Total loans, net of unearned discounts of
  $123,672 in 1995 and $146,305 in 1994...............................              21,046,535                 20,526,216
  Less: Allowance for loan losses.....................................                (495,075)                  (500,631)
                                                                                   -----------               ------------
     Net loans........................................................              20,551,460                 20,025,585
Due from customers on acceptances.....................................                 549,557                    342,211
Premises and equipment................................................                 406,279                    423,832
Other assets..........................................................                 929,349                    906,881
                                                                                   -----------               ------------
     Total assets.....................................................             $29,620,616               $ 29,325,136
                                                                                   ===========               ============


LIABILITIES
Deposits:
  Domestic:
     Non-interest bearing.............................................             $ 6,700,599               $  6,362,470
     Interest bearing.................................................              13,661,766                 14,565,051
  Overseas branches and subsidiaries..................................               1,140,068                  1,113,365
                                                                                   -----------               ------------
     Total deposits...................................................              21,502,433                 22,040,886
Short-term funds borrowed.............................................               2,091,722                  1,546,201
Bank acceptances outstanding..........................................                 549,048                    336,103
Other liabilities.....................................................               1,399,660                  1,260,722
Long-term debt........................................................               1,698,334                  1,791,110
                                                                                   -----------               ------------
     Total liabilities................................................              27,241,197                 26,975,022
                                                                                   -----------               ------------


COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY
Preferred stock: authorized 10.0 million
  shares; no shares issued............................................                  -                          -
Common stock: $1 par value; authorized 200.0 million
  shares; issued 145.9 million shares in 1995 and 145.9
  million shares in 1994 (including treasury shares of
  7.8 million in 1995 and 1.0 million in 1994)........................                 145,875                    145,878
Other common shareholders' equity, net................................               2,233,544                  2,204,236
                                                                                   -----------               ------------
     Total shareholders' equity.......................................               2,379,419                  2,350,114
                                                                                   -----------               ------------
     Total liabilities and shareholders' equity.......................             $29,620,616               $ 29,325,136
                                                                                   ===========               ============

See accompanying notes to the financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(IN THOUSANDS)

                                                          Common         Capital        Retained      Treasury
                                                          stock          surplus        earnings        stock          Total
                                                       ------------   -------------   ------------   ------------   ------------
Balances at December 31, 1992.....................      $    86,387    $    817,391   $  1,194,662   $     (3,881)  $  2,094,559

Net income........................................                                         349,419                       349,419
Issuance of shares in connection with a
  100% common stock dividend......................           58,929         (58,929)
Net unrealized gain on investments
  available-for-sale, net of tax..................                                          64,305                        64,305
Acquisition of Inter Community Bancorp
  (640 treasury shares)...........................                                            (213)        17,459         17,246
Treasury shares acquired (1,060 shares)...........                                                        (29,449)       (29,449)
Repurchase and retirement of common stock.........             (382)         (2,255)        (5,808)                       (8,445)
Common stock issued under employee
  benefit plans (857 new shares; 175 treasury
  shares).........................................              586          13,701         (1,510)         4,871         17,648
Common stock issued under dividend
  reinvestment plan (358 new shares; 111 treasury
  shares).........................................              220           8,590           (101)         3,181         11,890
Foreign currency translation adjustments..........                                          (1,758)                       (1,758)
Common dividends declared.........................                                        (147,031)                     (147,031)
                                                        -----------    ------------   ------------     ----------   ------------
Balances at December 31, 1993.....................          145,740         778,498      1,451,965         (7,819)     2,368,384

Net income........................................                                         245,362                       245,362
Net change in unrealized gain on
  investments available-for-sale,
  net of tax......................................                                         (52,951)                      (52,951)
Acquisition of Germantown Savings Bank
  (5,880 treasury shares).........................                                          (8,605)       156,361        147,756
Treasury shares acquired (8,598 shares)...........                                                       (228,963)      (228,963)
Repurchase and retirement of common stock.........             (177)           (981)        (3,583)            (2)        (4,743)
Common stock issued under employee benefit
  plans (279 new shares; 688 treasury  shares)....              279           4,172         (7,803)        18,456         15,104
Common stock issued under dividend reinvestment
  and stock purchase plans (450 treasury shares)..                               77           (483)        12,306         11,900
Conversion of subordinated debt (36 new  shares;
  909 treasury shares)............................               36                         (2,001)        25,364         23,399
Cash paid for fractional shares...................                                             (83)                          (83)
Foreign currency translation adjustments..........                                              52                            52
Common dividends declared.........................                                        (175,103)                     (175,103)
                                                        -----------    ------------   ------------   ------------   ------------
Balances at December 31, 1994.....................          145,878         781,766      1,446,767        (24,297)     2,350,114

Net income........................................                                         452,237                       452,237
Net change in unrealized gain on investments
  available-for-sale, net of tax..................                                          23,969                        23,969
Treasury shares acquired (10,307 shares)..........                                                       (335,528)      (335,528)
Common stock issued under employee
  benefit plans (3,089 treasury shares)...........               (3)         11,388        (30,728)        96,670         77,327
Common stock issued under dividend
  reinvestment plan (417 treasury shares).........                              560             (2)        12,690         13,248
Cash paid for fractional shares...................                                             (24)                          (24)
Foreign currency translation adjustments..........                                             (29)                          (29)
Common dividends declared.........................                                        (201,895)                     (201,895)
                                                        -----------    ------------   ------------   ------------   ------------
Balances at December 31, 1995.....................      $   145,875    $    793,714   $  1,690,295   $   (250,465)  $  2,379,419
                                                        ===========    ============   ============   ============   ============

See accompanying notes to the financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES                           PAGE 1 OF 2
CONSOLIDATED STATEMENT OF CASH FLOWS (IN THOUSANDS)

                                                                                  Year Ended December 31
                                                                         --------------------------------------
OPERATING ACTIVITIES                                                        1995         1994           1993
                                                                         ----------   ----------     ----------
Net income.......................................................        $  452,237     $  245,362     $  349,419
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Restructuring and merger-related charges.......................            98,175        108,700              -
  Cumulative effect of a change in
    accounting principle, net of tax.............................                 -          3,430         13,010
  Provision for losses on loans..................................           105,000        246,900        121,201
  Provision for losses and writedowns
    on other real estate owned...................................             7,097         12,538         26,614
  Depreciation and amortization..................................            65,735         76,277         84,998
  Deferred income tax expense (benefit)..........................            34,047         16,393        (10,656)
  Securities gains...............................................            (9,388)       (18,753)       (16,110)
  Other gains....................................................           (26,400)        (1,900)       (11,000)
  Increase (decrease) in due to factored clients.................           (86,921)        41,262        147,072
  (Increase) decrease in interest receivable.....................              (123)       (25,625)         3,646
  Increase (decrease) in interest payable........................            23,674         23,551         (7,738)
  Other, net.....................................................            26,892        (21,819)        43,789
                                                                       ------------   ------------   ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES........................           690,025        706,316        744,245
                                                                       ------------   ------------   ------------

INVESTING ACTIVITIES
Net increase in loans............................................        (1,205,051)      (633,013)    (1,483,539)
Proceeds from sales of loans.....................................           753,345        897,528        790,193
Loans originated or acquired--non-bank subsidiaries..............       (35,767,440)   (33,760,035)   (24,712,336)
Principal collected on loans--non-bank subsidiaries..............        35,622,742     33,399,764     24,411,312
Net (increase) decrease in time deposits,
  principally Eurodollars........................................           (89,322)      (431,001)       495,615
Purchases of investments held-to-maturity........................          (490,548)    (1,030,404)             -
Purchases of investments available-for-sale......................          (179,658)      (422,894)             -
Proceeds from maturities of investments
  held-to-maturity...............................................         1,318,571      1,655,885              -
Proceeds from maturities of investments
  available-for-sale.............................................            83,040        308,598              -
Proceeds from sales of investments available-for-sale............           207,655        690,343              -
Purchases of investment securities...............................                 -              -     (2,252,933)
Proceeds from sales of investment securities.....................                 -              -        581,101
Proceeds from maturities of investment securities................                 -              -      1,819,500
Net (increase) decrease in Federal funds sold and
  securities purchased under agreements to resell................           136,952       (549,293)       105,363
Purchases of premises and equipment..............................          (103,616)       (92,232)      (107,275)
Proceeds from sales and paydowns on other
  real estate owned..............................................            41,007         59,947         84,389
Purchase of Germantown Savings Bank, net of
  cash acquired..................................................                 -        (74,053)             -
Other, net.......................................................             1,675         19,617          6,689
                                                                       ------------   ------------   ------------
  NET CASH PROVIDED BY (USED IN) INVESTING
    ACTIVITIES...................................................           329,352         38,757       (261,921)
                                                                       ------------   ------------   ------------


(continued)

CORESTATES FINANCIAL CORP AND SUBSIDIARIES                          PAGE 2 OF 2
CONSOLIDATED STATEMENT OF CASH FLOWS: CONTINUED
(IN THOUSANDS)

                                                                       Year Ended December 31,
                                                              --------------------------------------
FINANCING ACTIVITIES                                             1995         1994           1993
                                                              ----------   ----------     ----------
Net decrease in deposits..........................            (542,224)     (536,836)     (540,605)
Long-term debt issued.............................             430,140       478,048       916,519
Retirement of long-term debt......................            (520,646)     (242,432)     (683,399)
Net increase (decrease) in short-term
  funds borrowed..................................             545,521      (337,924)      (19,919)
Cash dividends paid...............................            (194,067)     (160,122)     (143,334)
Purchase of treasury stock........................            (335,528)     (228,963)      (29,449)
Common stock issued under employee
  benefit plans...................................              77,327        11,900        17,648
Other, net........................................              13,224        12,092        11,890
                                                            ----------   -----------    ----------
 NET CASH USED IN FINANCING ACTIVITIES............            (526,253)   (1,004,237)     (470,649)
                                                            ----------   -----------    ----------
INCREASE (DECREASE) IN CASH AND DUE
    FROM BANKS....................................             493,124      (259,164)       11,675
    Cash and due from banks at January 1,.........           2,262,512     2,521,676     2,510,001
                                                            ----------   -----------    ----------
CASH AND DUE FROM BANKS AT DECEMBER 31,...........          $2,755,636   $ 2,262,512    $2,521,676
                                                            ==========   ===========    ==========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
    Interest......................................          $  750,097   $   513,773    $  524,565
                                                            ==========   ===========    ==========
    Income taxes..................................          $  189,732   $   130,904    $  167,216
                                                            ==========   ===========    ==========

See accompanying notes to the financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of CoreStates Financial Corp ("the Corporation") and all of its subsidiaries, including:
CoreStates Bank, N.A. ("CBNA"); New Jersey National Bank ("NJNB"); CoreStates Bank of Delaware, N.A. ("CBD"); Congress Financial Corporation; and CoreStates Capital Corp ("CSCC"). All material intercompany transactions have been eliminated. Certain amounts in prior years have been reclassified for comparative purposes.

The Corporation is a regional bank holding company incorporated under the laws of the Commonwealth of Pennsylvania, primarily operating in the eastern Pennsylvania, northern Delaware and central New Jersey markets. Through its subsidiaries, the Corporation is engaged in the business of providing wholesale banking services (including international banking services), consumer financial services, trust and investment management services and electronic payment services to a diversified customer base.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CHANGES IN ACCOUNTING PRINCIPLES
Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114") and Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" ("FAS 118"). FAS 114 addresses accounting for impairment of certain loans and requires that impaired loans within the scope of FAS 114 be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or be measured at the loan's observable market price or the fair value of its collateral. FAS 118 amended FAS 114's income recognition policies and clarifies FAS 114's disclosure requirements. The adoption of these standards did not have an impact on CoreStates' provision for loan losses or allowance for loan losses, nor change CoreStates' methodology for recognizing income on impaired loans.

During the first quarter of 1994, the Corporation recognized a $3,430 after-tax, or $0.02 per share, impairment loss on certain mortgage securities as a cumulative effect of a change in accounting principle. The loss was the result of a write-down to fair value of these securities, which were deemed to be impaired. This resulted from a Financial Accounting Standards Board ("the FASB") 1994 interpretation of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("FAS 115"). The interpretation, reached by consensus of the FASB Emerging Issues Task Force in March 1994, provides more definitive criteria for recognition of impairment losses on these types of securities.

Effective January 1, 1993, the Corporation adopted Statement of Financial Accounting Standards No. 112, "Employers' Accounting for Postemployment Benefits" ("FAS 112"). FAS 112 established the accounting requirements for benefits provided to former or inactive employees after employment but before retirement. FAS 112 requires that employers accrue the costs associated with providing benefits, such as salary and benefit continuation under disability plans, when payment of the benefits is probable and the amount of the obligation can be reasonably estimated. The Corporation recognized the January 1, 1993 FAS 112 transitional liability of $20,015, $13,010 after-tax or $0.09 per share, as the cumulative effect of a change in accounting principle.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

INCOME TAXES
Under the asset and liability method used by the Corporation to provide for income taxes, deferred tax assets and liabilities are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

The Corporation and its subsidiaries file a consolidated Federal income tax return.

INVESTMENT SECURITIES
Held-to-maturity securities, consisting primarily of debt securities, are carried at cost adjusted for amortization of premiums and accretion of discounts, both computed on the interest method. The Corporation has both the ability and positive intent to hold these securities until maturity. Trading account securities are carried at market value. Gains on trading account securities include both realized and unrealized gains and losses on the portfolio. All other securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of shareholders' equity. The accumulated net unrealized gain on available-for-sale securities included in retained earnings was $35,075 at December 31, 1995 and $11,354 at December 31, 1994.

The adjusted cost of a specific certificate sold is the basis for determining realized securities gains and losses as included in the consolidated statement of income in "non-interest income".

Interest and dividends on investment securities are recognized as income when earned.

LOANS
Interest on commercial loans is recognized on the daily principal amounts outstanding. Loan fees are generally considered adjustments of interest rate yields and are amortized into interest income on loans over the terms of the related loans. Interest on installment loans is principally recognized on the interest method.

Commercial loans are placed on a non-accrual status, generally recognizing interest as income when received, when, in the opinion of management, the collectability of principal or interest payments becomes doubtful or when such payments are 90 days or more past due unless the loan is well secured and in the process of collection. The deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation. In those cases where collection of principal is in doubt, additions are made to the allowance for loan losses.

Consumer loans, including residential mortgage loans, are not automatically placed on non-accrual status when principal or interest payments are 90 days past due, but are charged off when deemed uncollectible or after reaching 120 days past due.

OTHER REAL ESTATE OWNED
When a property is acquired through foreclosure of a loan secured by real estate, that property is recorded at the lower of the cost basis in the loan or the estimated fair value of the property less estimated disposal costs. Writedowns at the time of foreclosure are charged against the allowance for loan losses. Subsequent writedowns for changes in the fair value of the property are charged to other non-financial expense.

ALLOWANCE FOR LOAN LOSSES
The allowance for loan losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Factors included in management's determination of an adequate level of allowance for loan losses are a statistical analysis of historical loss levels throughout an economic cycle and one year of projected charge-offs, establishing a minimum level below which the allowance for loan losses is considered inadequate and a maximum level above which is considered inappropriate. A quarterly evaluation of loss potential on specific credits, products, industries, portfolios and markets, as well as indicators for loan growth, the economic environment and concentrations assist in validating the position of the allowance for loan losses within those boundaries. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Corporation adopted FAS 114 effective January 1, 1995. Under FAS 114 the allowance for loan losses related to "impaired loans" is based on discounted cash flows using the impaired loan's initial effective interest rate as the discount rate, or the fair value of the collateral for collateral dependent loans. A loan is impaired when it meets the criteria to be placed on non-accrual status or is a renegotiated loan. Loans which are evaluated for impairment pursuant to FAS 114 are assessed on a loan-by-loan basis, and include
only commercial non-accrual and renegotiated loans.   Large groups of smaller
balance homogeneous loans, such as credit cards, lease financing receivables, loans secured by first and second liens on residential properties, and other consumer loans are evaluated collectively for impairment.

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

FOREIGN EXCHANGE/CURRENCY
Forward exchange contracts are valued at current rates of exchange. Gains or losses on forward exchange contracts intended to hedge an identifiable foreign currency commitment, if any, are deferred and included in the measurement of the related foreign currency transaction. All other gains or losses on forward exchange contracts are included in the consolidated statement of income.

Currency gains and losses in connection with non-dollar denominated loans and deposits, which are included in interest income and expenses, are recognized pro rata over the contract terms. Foreign currency translation adjustments are recorded directly to retained earnings. The cumulative foreign currency translation loss was $1,600, $1,571 and $1,623 at December 31, 1995, 1994 and 1993, respectively.

DERIVATIVE INTEREST RATE CONTRACTS
The Corporation uses various interest rate contracts such as, interest rate swaps, futures, forward rate agreements, caps and floors, primarily to manage the interest rate risk of specific assets, liabilities or anticipated transactions and to provide for the needs of its customers. For contracts held for purposes other than trading, gains or losses are deferred and recognized as adjustments to interest income or expense of the underlying assets or liabilities and the interest differentials are recognized as adjustments of the related interest income or expense. Gains or losses resulting from early terminations of these contracts are deferred and amortized over the remaining term of the underlying assets or liabilities. Any fees received or disbursed which represent adjustments to the yield on interest rate contracts are capitalized and amortized over the term of the interest rate contracts. If the underlying assets or liabilities related to a derivative matures, is sold, extinguished, or terminates, the amount of the previously unrecognized gain or loss is recognized at that time in the consolidated income statement. Contracts held or issued for customers are valued at market with gains or losses included in the consolidated income statement.

EARNINGS PER COMMON SHARE
Earnings per common share for all periods presented were based on weighted average common shares outstanding as dilution from potentially dilutive common stock equivalents (primarily stock options) did not have a materially dilutive effect on earnings per share.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

CASH DIVIDENDS DECLARED PER SHARE
Cash dividends declared per share for the periods prior to the acquisitions of Independence on June 27, 1994 and Constellation on March 16, 1994 assume that the Corporation would have declared cash dividends equal to the cash dividends per share actually declared by the Corporation.


2.  ACQUISITIONS

On December 2, 1994, the Corporation purchased Germantown Savings Bank ("Germantown") a Pennsylvania chartered stock savings bank with $1.6 billion in assets and $1.4 billion in deposits at the time of the acquisition. Under the terms of the transaction, each of Germantown's 4.15 million shares of common stock was exchanged for a combination of the Corporation's common stock, equal to approximately 55% of the $62 per Germantown share purchase price, and cash, equal to approximately 45% of the purchase price. As a result of this acquisition, 5.9 million shares of the Corporation's common stock were issued out of treasury stock. The transaction had a total value of approximately $260 million and was accounted for under the purchase method of accounting. Accordingly, the results of operations of Germantown have been included since the date of acquisition. Under this method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. Intangible assets of $183 million, including $140 million of goodwill, were created in this transaction. Goodwill is being amortized to other operating expense on a straight-line basis over 15 years.

A summary of unaudited pro forma combined financial information for the Corporation and Germantown as if the transaction had occurred on January 1, 1993 is as follows:

                                                Year Ended December 31,
                                               ------------------------
                                                   1994         1993
                                               -----------  -----------
Net interest income....................         $1,457,323   $1,395,883
Non-interest income....................            571,738      580,445
Income before cumulative effect
  of a change in accounting
  principle............................            263,219      374,178
Per common share.......................         $     1.77   $     2.47
Average common shares
  outstanding..........................            148,444      151,261

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

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

2.  ACQUISITIONS - continued

The Constellation and Independence acquisitions were both accounted for under the pooling of interests method of accounting; accordingly, the consolidated financial statements have been restated to include the consolidated accounts of Constellation and Independence for all periods presented. Previously reported information on a separate company basis for the year ended December 31, 1993 was as follows:

1993                                                                  Corporation   Constellation   Independence
----                                                                  ------------  --------------  -------------
                                                                                     (Unaudited)     (Unaudited)
Net interest income........................................            $1,117,901        $100,753       $106,617
Provision for losses on loans..............................               100,000          10,000         11,201
Non-interest income........................................               503,055          41,599         29,376
Non-financial expenses.....................................             1,033,375         115,186         93,601
Provision for income taxes.................................               159,654             662 (a)      8,312
Income before cumulative effect of a change
   in accounting principle.................................               327,927          16,504         22,879
Cumulative effect of a change in accounting
   principle, net of tax...................................               (13,010)              -              -
Net income.................................................               314,917          16,504         22,879
Income per share before cumulative effect
   of a change in accounting principle.....................                 $2.80           $0.61          $1.98
Net income per share.......................................                  2.69            0.61           1.98
Cash dividends declared....................................                  1.14               -           1.16

_____________________
(a) In 1993, Constellation prospectively adopted FAS 109. However, restated financial information is prepared as if Constellation retroactively adopted FAS 109 as of January 1, 1987. The impact of applying pooling of interests accounting rules and retroactively applying FAS 109 to Constellation had the effect of reducing 1993 restated net income by $5,076, or $0.03 per share, and December 31, 1993 common shareholders' equity by $39,924.

Subsequent to the March 16, 1994 consummation of the Constellation acquisition, Constellation recorded merger-related charges in the first quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform its consumer lending charge-off policies to those of the Corporation, and charges for expenses attributable to the acquisition. These merger-related charges totaled $127.8 million after-tax, or $0.89 per share. On a pre-tax basis, the merger-related charges consisted of a $120.0 million provision for loan losses, a $28.0 million addition to the OREO reserve, $13.0 million for the writedown of purchased mortgage servicing rights and related assets, and $34.0 million for expenses directly attributable to the acquisition including severance costs of $8.0 million related to approximately 370 employees.

Subsequent to the June 27, 1994 consummation of the Independence acquisition, Independence recorded merger-related charges in the second quarter of 1994 in connection with a change in strategic direction related to problem assets and to conform its consumer lending charge-off policies to those of the Corporation, and charges for expenses attributable to the acquisition. These merger-related charges totaled $39.6 million after-tax, or $0.28 per share. On a pre-tax basis, the merger-related charges consisted of a $25.0 million provision for loan losses, a $4.0 million addition to the OREO reserve, and $29.7 million for expenses directly attributable to the acquisition including severance costs of $5.0 million related to approximately 345 employees.

On October 10, 1995, the Corporation announced a definitive agreement to acquire Meridian Bancorp, Inc. ("Meridian") in a transaction expected to be accounted for under the pooling of interests method of accounting. For each Meridian common share outstanding, 1.225 shares of the Corporation's common stock will be issued. As a result of this transaction, approximately 71.2 million new shares will be issued. This agreement has been approved by the shareholders of both the Corporation and Meridian and, pending receipt of approval by certain regulatory authorities, is expected to close during the first half of 1996.
Also at the February 6, 1996 shareholders' meeting, the Corporation's shareholders approved an increase in the number of authorized shares from 200 million to 350 million.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

2.  ACQUISITIONS - continued

In May 1995, Meridian announced a definitive agreement to acquire United Counties Bancorporation ("United Counties"), a $1.6 billion asset New Jersey bank holding company in a transaction to be accounted for as a pooling of interests. For each United Counties common share outstanding, 5.0 shares of Meridian's common stock will be issued. As a result of Meridian's acquisition of United Counties, approximately 13.2 million additional shares of the Corporation's common stock will be issued. This transaction closed on February 23, 1996.

A summary of selected unaudited historical financial information for Meridian and United Counties on a combined basis reflecting pooling of interests accounting follows:


                                                        Meridian and United Counties Combined
                                                        -------------------------------------
YEAR ENDED DECEMBER 31,                                  1995 (a) (b)      1994        1993
                                                        --------------  ----------  ---------
Operating results:

   Net interest income..........................           $678,394       $678,646   $685,865
   Non-interest income..........................            275,717        234,127    281,641
   Income before cumulative effect of a
      change in accounting principle............            202,003        185,880    174,733
Per common share data:
   Income before cumulative effect of a
      change in accounting principle............           $   3.03       $   2.72   $   2.57
   Average common shares outstanding............             66,682         68,356     67,904

AT DECEMBER 31, 1995
(in millions, except per share amount)
Assets..........................................           $ 16,391
Loans...........................................             10,675
Deposits........................................             12,461
Common shareholders' equity.....................              1,511
Book value per common share.....................              22.57

_____________
(a) In June 1995, Meridian completed an internal review of its operations and businesses and announced a company-wide plan designed to improve its operating performance and competitive position. As a result of this review, Meridian recorded a restructuring charge in the second quarter of 1995 of $32.0 million ($20.8 million after-tax or $0.31 per Meridian share).
(b) Includes a gain of $13.8 million ($8.6 million after-tax or $0.13 per Meridian share) on the exchange of investment securities.


A summary of unaudited pro forma financial information for the Corporation, Meridian and United Counties as if both transactions had occurred on January 1, 1993 is as follows:


YEAR ENDED DECEMBER 31,                               1995      1994      1993
                                                    --------  --------  --------
(in millions, except per share amounts)
Net interest income...........................      $  2,167  $  2,068  $  2,011
Non-interest income...........................           881       801       856
Income before cumulative effect of a
   change in accounting principle.............           655       436       538
Per common share..............................      $   2.95  $   1.93  $   2.35
Average common shares outstanding.............       222.285   226.234   228.580

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

The following table summarizes the carrying amount and fair value estimates of financial instruments at December 31, 1995 and 1994.

                                                        1995                               1994
                                          ---------------------------------  ---------------------------------
                                             CARRYING                           Carrying
                                            OR NOTIONAL          FAIR          or Notional          Fair
                                              AMOUNT            VALUE            Amount            Value
                                          ---------------  ----------------  ---------------  ----------------
ASSETS:
Cash and short-term assets..............      $ 5,192,303      $ 5,192,303       $ 4,744,790      $ 4,744,790
Investment securities...................        1,990,332        1,991,730         2,880,631        2,849,877
Trading account securities..............            1,336            1,336             1,206            1,206
Net loans, excluding leases.............       19,813,829       19,978,986        19,315,247       19,856,330
LIABILITIES:
Demand and savings deposits.............       14,741,389       14,741,389        15,213,517       15,213,517
Time deposits, including overseas.......        6,761,044        6,910,864         6,827,369        6,898,093
 branches and subsidiaries
Short-term borrowings...................        2,091,722        2,091,722         1,546,201        1,546,201
Long-term debt..........................        1,698,334        1,740,311         1,791,110        1,741,345
OFF-BALANCE SHEET ASSET  (LIABILITY):
Letters of credit.......................        2,271,585          (22,716)        2,369,426           (5,923)
Commitments to extend credit............       14,092,523          (15,177)       11,802,714          (13,310)
Derivative financial instruments........       11,781,073          200,610        13,289,463         (204,183)

Fair value estimates, methods, and assumptions for the Corporation's financial instruments are set forth below:

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

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS - continued

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

The fair value of fixed-rate performing loans is calculated by discounting scheduled principal and interest cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan type at December 31, 1995 and 1994. The estimate of maturity is based on the Corporation's historical experience with repayments for each loan type, modified by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by referring to secondary market source pricing.

For credit card loans, cash flows and maturities are estimated based on contractual interest rates and historical experience and are discounted using secondary market rates adjusted for differences in servicing and credit costs. This estimate does not include the benefit that relates to cash flows which could generate from new loans to existing cardholders over the remaining life of the portfolio.

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

DEPOSIT LIABILITIES The fair values disclosed for demand deposits (non-interest bearing checking accounts, NOW accounts, savings accounts, and money market accounts) are, by FAS 107 definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates offered on certificates at December 31, 1995 and 1994, respectively, to an estimate of aggregate expected maturities for those certificates of deposit.

The estimated fair values do not include the benefit that results from funding provided by core deposit liabilities as compared to the cost of borrowing funds in the financial markets.

SHORT-TERM FUNDS BORROWED The carrying amounts of Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term borrowings approximate their fair values.

LONG-TERM DEBT The fair values for long-term debt are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using discounted cash flow analyses based on the Corporation's borrowing rates at December 31, 1995 and 1994 for comparable types of borrowing arrangements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

3.  FAIR VALUES OF FINANCIAL INSTRUMENTS - continued

OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS AND COMMITMENTS Fair values for the Corporation's futures, forwards, interest rate swaps, options, interest rate caps and floors, and foreign exchange contracts are based on quoted market prices (futures); current settlement values (forwards); quoted market prices of comparable instruments (foreign currency exchange contracts); or, if there are no relevant comparable instruments, on pricing models or formulas using current assumptions (interest rate swaps, interest rate caps and floors, and options). The fair value of commitments to extend credit, other than credit card lines, is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The value of commitments to extend credit under credit card lines is embodied in the benefit that relates to estimated cash flows from new loans expected to be generated from existing cardholders over the remaining life of the portfolio.

The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties.


4.  CASH AND DUE FROM BANKS

The Corporation's banking subsidiaries are required to maintain reserve balances with the Federal Reserve Bank. The average amount of those reserve balances for the years ended December 31, 1995 and 1994 were approximately $366,000 and $326,000, respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)


5.  INVESTMENT SECURITIES

The carrying and fair values of investment securities at December 31, 1995 and 1994 were as follows:

                                                            GROSS       GROSS
                                              AMORTIZED   UNREALIZED  UNREALIZED     FAIR
                                                COST        GAINS       LOSSES       VALUE
                                              ---------   ----------  ----------  -----------
1995
----
Held-to-Maturity
----------------
U.S. Treasury............................     $    7,947     $   229               $    8,176
U.S. Government agencies.................        578,802       4,652     $   969      582,485
State and municipal......................        180,378       7,766         375      187,769
Other:
   Domestic..............................        217,111       2,254      12,175      207,190
   Foreign...............................         31,383          16           -       31,399
                                              ----------     -------     -------   ----------
      Total held-to-maturity.............     $1,015,621     $14,917     $13,519   $1,017,019
                                              ==========     =======     =======   ==========
Available-for-Sale
------------------
U.S. Treasury............................     $  553,268     $ 3,563     $   349   $  556,482
U.S. Government agencies.................        170,406       1,346         190      171,562
State and municipal......................         55,345         683          84       55,944
Other:
   Domestic..............................        111,164      32,687       1,434      142,417
   Foreign...............................         26,989      21,317           -       48,306
                                              ----------     -------     -------   ----------
      Total available-for-sale...........     $  917,172     $59,596     $ 2,057   $  974,711
                                              ==========     =======     =======   ==========
1994
----
Held-to-Maturity
----------------
U.S. Treasury............................     $  736,613     $   202     $13,545   $  723,270
U.S. Government agencies.................      1,107,550         923      16,572    1,091,901
State and municipal......................        297,890       6,602       5,562      298,930
Other:
   Domestic..............................        284,466         331       3,133      281,664
   Foreign...............................         28,065           -           -       28,065
                                              ----------     -------     -------   ----------
      Total held-to-maturity.............     $2,454,584     $ 8,058     $38,812   $2,423,830
                                              ==========     =======     =======   ==========
Available-for-Sale
------------------
U.S. Treasury............................     $  185,411                 $ 8,015   $  177,396
U.S. Government agencies.................        147,996     $    89       8,855      139,230
State and municipal......................          8,218          99          90        8,227
Other:
   Domestic..............................         35,914      17,041       2,067       50,888
   Foreign...............................         23,229      27,109          32       50,306
                                              ----------     -------     -------   ----------
      Total available-for-sale...........     $  400,768     $44,338     $19,059   $  426,047
                                              ==========     =======     =======   ==========

On November 15, 1995, the FASB issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", which permitted an enterprise to reassess the appropriateness of the classification of all investment securities held between November 15, 1995 and December 31, 1995. Based on its reassessment, the Corporation reclassified $606,552 in investment securities previously classified as held-to-maturity to the available-for-sale category. Unrealized gains on transferred investments were $2,001, unrealized losses were $1,659, and the fair value was $606,894.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

5.  INVESTMENT SECURITIES - continued

Marketable equity securities are carried in the available-for-sale portfolio and have been written up by $53,385 at December 31, 1995 and $43,989 at December 31, 1994, the aggregate of their excess fair values over cost, through after-tax credits to retained earnings. The Corporation recorded pre-tax gains of $7,654 in 1995, $11,926 in 1994 and $13,594 in 1993 on sales of certain domestic equity securities. During 1995, 1994 and 1993, the Corporation recorded pre-tax gains of $939, $2,567 and $8,617 on sales of foreign equity securities.

Included in other domestic securities available-for-sale at December 31, 1995 were mortgage residual securities with an amortized cost and fair value of $3,072 and $3,513, respectively. Pre-tax write-downs of $3,961 were recognized in 1993 on these investments and were included in securities gains and losses. During the first quarter of 1994, a $5,276 pre-tax, $3,430 after-tax, impairment loss was recognized on these mortgage residual securities as the cumulative effect of a change in accounting principle. The loss was the result of a write-down to fair value of these securities which were deemed to be impaired. This write-down resulted from a FASB interpretation of FAS 115 reached by a consensus of the FASB Emerging Issues Task Force in March 1995, which provided more definitive criteria for recognition of impairment losses on these types of securities.

At December 31, 1995 and 1994, there were no investments in securities of any single, non-Federal issuer in excess of 10% of shareholders' equity.

Securities with a carrying value of $1,018,170 were pledged at December 31, 1995 to secure public deposits, trust deposits, and for certain other purposes as required by law.

The amortized cost and estimated fair value of debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

                                                       AMORTIZED    FAIR
                                                         COST       VALUE
                                                       ---------  ---------
Held-to-Maturity
----------------
Due in one year or less............................     $184,790   $185,794
Due after one year through five years..............      173,584    176,388
Due after five years through ten years.............       98,500     89,191
Due after ten years................................       48,050     51,280
Mortgage-backed securities.........................      382,671    385,525
                                                        --------   --------
                                                        $887,595   $888,178
                                                        ========   ========
Available-for-Sale
------------------
Due in one year or less............................     $292,738   $293,726
Due after one year through five years..............      397,708    400,159
Due after five years through ten years.............       12,974     13,064
Due after ten years................................       40,225     40,169
Mortgage-backed securities.........................      130,405    131,086
                                                        --------   --------
                                                        $874,050   $878,204
                                                        ========   ========

Proceeds from sales of investments in debt securities available-for-sale during 1995, 1994, and 1993 were $194,525, $657,361 and $535,267, respectively. Gross gains of $1,948 in 1995, $9,625 in 1994, and $6,069 in 1993, and gross losses of
$1,153 in 1995, $4,739 in 1994, and $200 in 1993 were realized on those sales.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

6.  LOAN PORTFOLIO

For a breakdown of the loan portfolio by type of loan and for information on non-performing loans, refer to Supplemental Financial Data under the captions Loan Portfolio and Non-Performing Assets (pages 89 and 91).

The Corporation has traditionally maintained limits on industry, market and borrower concentrations as a way to diversify and manage credit risk. The Corporation's current policy is to limit industry concentrations to 50% of total equity and to limit market segment concentrations to 10% of total assets. The Corporation manages industry concentrations by applying these dollar limits to industries that have common risk characteristics.

Derivative financial instruments of $4,251,000 notional value at December 31, 1995 were used to manage interest rate risk associated with loans. At December 31, 1995, unrealized gains on these derivative financial instruments were $104,000 and unrealized losses were $5,000. The effect of these derivative financial instruments on the yield of the loan portfolio for the year ended December 31, 1995 was to increase the yield from 9.56% to 9.65%.

The book value of real estate loans transferred to other real estate owned during 1995, 1994 and 1993 was $5,388, $32,215 and $48,124, respectively.

At December 31, 1995 and 1994, the Corporation had loans totaling $162,070 and $147,465, respectively, to its directors, officers and companies in which the directors had a 10% or more voting interest. These loans were made on substantially the same terms, including interest rates and collateral as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The 1995 additions and reductions were $1,461,953 and $1,447,348, respectively.

In September 1993, the Corporation sold five of its seven branches from the Virgin Islands operations. The five branches had loans of $131,200 and deposits of $228,800 at the time of sale. The Corporation recorded a pre-tax gain of $11,000 on the sale. In December 1994, the remaining two branches were sold at a pre-tax gain of $1,900.

Included in loans at December 31, 1995 and 1994 were $389,000 and $530,000, respectively, of loans accounted for as held for sale and carried at lower of cost or market.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)


7.  ALLOWANCE FOR LOAN LOSSES

The following represents an analysis of changes in the allowance for loan losses for the years ended December 31, 1995, 1994 and 1993:

                                                          1995        1994        1993
                                                       ---------   ---------   ---------
Balance at beginning of period....................     $ 500,631   $ 450,823   $ 442,267
Allowance for loans sold at date of sale..........          -           -           (353)
Allowance for loans purchased at date
   of purchase....................................          -             24        -
Allowance for loans of bank acquired under
   purchase method of accounting..................          -         23,739       2,703
Provision charged to operating expense............       105,000     246,900     121,201
Recoveries of loans previously charged off........        68,641      63,059      86,738

Loan charge-offs..................................      (179,197)   (283,914)   (201,733)
                                                       ---------   ---------   ---------
Balance at end of period..........................     $ 495,075   $ 500,631   $ 450,823
                                                       =========   =========   =========

At December 31, 1995, the recorded investment in loans that are considered to be impaired under FAS 114 was $121,960. Included in total impaired loans is $47,834 against which $14,145 of the allowance for loan losses is allocated. During 1995, impaired loans averaged approximately $170,107. For the year ended December 31, 1995, the Corporation recognized interest income of approximately $13,509 on impaired loans.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

8. PREMISES AND EQUIPMENT

Premises and equipment on the consolidated balance sheet is net of accumulated depreciation and amortization of $523,226 and $535,126 at December 31, 1995 and 1994, respectively. Depreciation and amortization of premises and equipment for the years ended December 31, 1995, 1994, and 1993, was $67,413, $64,549 and
$67,557, respectively.

9. DEPOSITS

The following presents a breakdown of deposits at December 31, 1995 and 1994:

                                                           1995                  1994
                                                       ------------          ------------
Domestic:
  Non-interest bearing checking.....................    $ 6,700,599           $ 6,362,470
  NOW accounts......................................      1,715,831             1,875,391
  Savings accounts..................................      3,924,841             4,354,829
  Money market accounts.............................      2,400,119             2,620,827
  Time deposits.....................................      5,620,977             5,714,004
                                                        -----------           -----------
      Total domestic deposits.......................     20,362,365            20,927,521
Overseas branches and subsidiaries..................      1,140,068             1,113,365
                                                        -----------           -----------
      Total deposits................................    $21,502,433           $22,040,886
                                                        ===========           ===========

Domestic time deposits in denominations of $100 or more at December 31, 1995, 1994, and 1993 were:

                                                          1995            1994           1993
                                                       -----------      --------       --------
Commercial certificates of deposit..................    $  220,032      $268,402       $295,835
Other domestic time deposits,
    principally savings certificates................       366,487       371,771        145,195
                                                        ----------      --------       --------
           Total...................................     $  586,519      $640,173       $441,030
                                                        ==========      ========       ========

Interest expense on domestic time deposits in denominations of $100 or more for the years ended December 31, 1995, 1994, and 1993 was:

                                                          1995           1994         1993
                                                       -----------     --------     --------
Interest expense:
    Commercial certificates of deposit.............     $   12,554     $  9,547     $ 13,908
    Other domestic time deposits, principally
        savings certificates.......................         20,910       13,231        9,434
                                                        ----------     --------     --------
           Total...................................     $   33,464     $ 22,778     $ 23,342
                                                        ==========     ========     ========

Substantially all of the deposits of overseas branches and subsidiaries were time deposits in denominations of $100 or more for each of the three years presented.

Derivative financial instruments of $3,862,000 notional value at December 31, 1995 were used to manage interest rate risk associated with deposits. At December 31, 1995, unrealized gains on these derivative financial instruments were $73,000 and unrealized losses were $5,000. The effect of derivative financial instruments on the cost of deposits for the year ended December 31, 1995 was to decrease the cost from 3.74% to 3.61%.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

10. SHORT-TERM FUNDS BORROWED

Short-term funds borrowed at December 31, 1995 and 1994 include the following:

                                                           1995           1994
                                                       -----------     -----------
Federal funds purchased (a)........................     $  482,932     $  252,340
Securities sold under agreements to
 repurchase (b)....................................        129,145        139,923
Commercial paper (c)...............................      1,255,656        853,947
Other short-term funds borrowed (d)................        223,989        299,991
                                                        ----------     ----------
   Total short-term funds borrowed (e).............     $2,091,722     $1,546,201
                                                        ==========     ==========

______________________
(a) Federal funds purchased generally represent the overnight Federal funds transactions of banking subsidiaries with correspondent banks. The weighted average interest rate paid was 6.11% in 1995, 4.58% in 1994 and 3.15% in 1993. The maximum amount outstanding at any month-end was $1,141,271 during 1995, $961,634 during 1994, and $1,160,951 during 1993.

(b) Securities sold under agreements to repurchase usually mature within one to thirty days or are due on demand. The weighted average interest rate paid was 4.82% in 1995, 2.61% in 1994 and 2.73% in 1993. The maximum amount outstanding at any month-end was $190,492 during 1995, $281,327 during 1994, and $386,368 during 1993.

(c) Commercial paper issued by CSCC is used to finance the short-term borrowing requirements of certain banking-related activities. Commercial paper is issued with maturities of not more than nine months and there are no provisions for extension, renewal or automatic rollover. The weighted average interest rate on commercial paper borrowings was 5.94% in 1995, 4.24% in 1994, and 3.14% in 1993. The maximum amount outstanding at any month-end was $1,388,927 during 1995, $919,292 during 1994, and $714,439 during 1993.

     At December 31, 1995, the Corporation had a $650,000 revolving credit facility from unaffiliated banks. The facility was established in support of commercial paper borrowings, Medium Term Note (see Note 11) issuance and general corporate purposes. Unless extended by the Corporation in accordance with the terms of the facility agreement, the facility expires January 1999. There were no borrowings under this facility at December 31, 1995. The interest rate charged for usage of these lines varies with money market conditions.

(d) Other short-term funds borrowed include term Federal funds purchased and demand notes payable to the U.S. Treasury.

(e) The aggregate average short-term funds borrowed were $2,073,000 in 1995, $1,928,000 in 1994, and $1,962,000 in 1993. The weighted average interest rate was 5.77% in 1995, 4.42% in 1994 and 3.42% in 1993. The average interest rate is calculated primarily on a daily average of short-term funds borrowed.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

11.  LONG-TERM DEBT
Long-term debt at December 31, 1995 and 1994 includes the following:

CoreStates Financial Corp:                                 1995          1994
                                                       ------------  ------------
8 5/8% Mortgages due 2001...........................    $    8,823     $    9,997
                                                        ----------     ----------

CSCC:
5 7/8% Guaranteed Subordinated
  Notes due 2003 (a)................................       200,000        200,000
6 5/8% Guaranteed Subordinated
  Notes due 2005 (a)................................       175,000        175,000
9 5/8% Guaranteed Subordinated
  Notes due 2001 (a)................................       150,000        150,000
9 3/8% Guaranteed Subordinated
  Notes due 2003 (a)................................       100,000        100,000
Medium Term Notes (b)...............................     1,036,035      1,099,585
Unamortized Discounts...............................        (3,631)        (3,785)
                                                        ----------     ----------
                                                         1,657,404      1,720,800
                                                        ----------     ----------
Other subsidiaries:
Federal Home Loan Bank
  Borrowings (c)....................................        30,000         55,000
Various other.......................................         2,107          5,313
                                                        ----------     ----------
                                                            32,107         60,313
                                                        ----------     ----------
Total long-term debt (d)............................    $1,698,334     $1,791,110
                                                        ==========     ==========

____________________
(a) The Notes are not subject to redemption prior to maturity and are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all outstanding senior Corporation indebtedness.

(b) CSCC can issue Medium Term Notes (Senior and Subordinated) ranging in maturity of more than nine months from date of issue. The interest rate or interest rate formula on each Note is established by CSCC at the time of issuance. The Senior Notes are unconditionally guaranteed as to payment of principal and interest by the Corporation. The Subordinated Notes are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Subordinated Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all existing and future senior Corporation indebtedness. At December 31, 1995, $1,036,035 of debt was outstanding with terms up to five years. Interest rates are predominately variable, but include several issues at fixed interest rates ranging from 5.30% to 5.50%.

     Under an existing shelf registration statement filed with the Securities and Exchange Commission, the Corporation had debt and capital securities that were registered but unissued of approximately $294,000 at December 31, 1995. A new shelf registration statement will be filed in the first half of 1996 increasing registered but unissued debt and capital securities to $1,750,000.

(c) The borrowings range in maturity from February 1996 to June 1996 at fixed interest rates from 4.58% to 4.82%.

(d) The consolidated aggregate maturities and sinking fund requirements for long-term debt for the years ending December 31, 1996 through 2000 are:
     $305,469; $275,497; $326,653; $137,356; and $26,322, respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)


11.  LONG-TERM DEBT - continued

Derivative financial instruments of $614,000 notional value at December 31, 1995 were used to manage interest rate risk associated with long-term debt. At December 31, 1995, unrealized gains on these derivative financial instruments were $24,000 and unrealized losses were $8,000. The effect of these derivative financial instruments on the cost of long-term debt for the year ended December 31, 1995 was to decrease the interest rate from 6.71% to 6.69%.

12.  RETIREMENT AND BENEFIT PLANS

The projected benefit obligation under the Corporation's defined benefit pension plans exceeded plan assets at fair value by $23,696 at December 31, 1995, based on current and estimated future salary levels. The excess of the projected benefit obligation is reconciled to the accrued pension cost included in other liabilities as follows:

                                                                                DECEMBER 31,
                                                                           ----------------------
                                                                              1995        1994
                                                                           ----------  ----------
Plan assets at fair value(a)...........................................     $588,640    $456,293
                                                                            --------    --------
   Present value of benefit obligation:
   Accumulated benefits based on salaries to date, including
    vested benefits of $464,912 in 1995 and $371,570
    in 1994............................................................      492,394     402,772
   Additional benefits based on estimated future salary levels.........      119,942      97,867
                                                                            --------    --------
Projected benefit obligation...........................................      612,336     500,639
                                                                            --------    --------
Amount projected benefit obligation exceeds
    plan assets at fair value at December 31,..........................      (23,696)    (44,346)
Reconciliation:
    Unrecognized prior service cost....................................       11,806       5,879
    Unrecognized net asset from date of initial application............      (22,336)    (27,538)
    Net deferred actuarial loss........................................       29,006      19,299
                                                                            --------    --------
Accrued pension expense included in other liabilities..................     $ (5,220)   $(46,706)
                                                                            ========    ========

______________________
(a) Primarily U.S. Government securities, U.S. agency securities, fixed income securities and commingled funds managed by subsidiary banks.


Net pension cost for the years ended December 31, 1995, 1994 and 1993 included the following expense (income) components:

                                                                            1995                 1994                  1993
                                                                        ------------          ------------         -------------
Service cost benefits earned during the period......................       $  16,615              $ 21,260              $ 16,117
Interest cost on projected benefit obligation.......................          40,997                38,773                35,186
Actual (return) loss on plan assets.................................        (112,879)               17,746               (49,401)
Net amortization and deferral.......................................          69,591               (57,389)               10,105
                                                                           ---------              --------              --------
    Net pension cost................................................       $  14,324              $ 20,390              $ 12,007
                                                                           =========              ========              ========

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation for the Corporation was 7.0% and 8.0%, respectively, at December 31, 1995 and 1994. The rate of increase on future compensation levels was 5.0%. The expected long-term rate of return on plan assets was 8.5% to 9.5%.

The Corporation sponsors a savings plan for its employees. Contributions to the savings plan for the employers' match were $13,192 in 1995, $13,133 in 1994, and $13,576 in 1993.

Prior to its acquisition by the Corporation, Independence maintained a defined contribution plan which covered all employees who met age and service requirements. Expense related to this plan was $2,407 in 1994 and $2,636 in 1993. Vested contributions were rolled into the Corporation's savings plan.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

12.  RETIREMENT AND BENEFIT PLANS - continued

The Corporation and its subsidiaries provide certain postretirement health care and life insurance benefits for retired employees. Postretirement benefits are provided through an insurance company whose premiums are based on the benefits paid during the year. The postretirement health care plan is contributory, with retiree contributions based on years of service.

The liability for postretirement benefits included in other liabilities at December 31, 1995 and 1994 was as follows:

                                                                                        1995           1994
                                                                                     ----------     ----------
Accumulated postretirement benefit obligation:
 Retirees......................................................................       $(110,642)     $ (93,547)
 Fully eligible active plan participants.......................................          (1,818)        (2,979)
 Other active plan participants................................................         (28,445)       (32,420)
                                                                                      ---------      ---------
Accumulated postretirement benefit obligation..................................        (140,905)      (128,946)
Plan assets at fair value (a)..................................................          46,974         24,467
                                                                                      ---------      ---------
Unfunded obligation at December 31,............................................         (93,931)      (104,479)
Unrecognized prior service cost................................................             115              -
Unrecognized net (gain) loss...................................................         (18,722)       (27,247)
                                                                                      ---------      ---------
Accrued postretirement benefit obligation included in other liabilities........       $(112,538)     $(131,726)
                                                                                      =========      =========

_____________________
(a)  Primarily municipal bonds and short-term investments.

Net periodic postretirement benefit cost for the years ended December 31, 1995, 1994 and 1993 included the following expense (income) components:

                                                              1995      1994       1993
                                                            -------   --------   --------
Service cost benefits earned during the period..........    $ 2,173    $ 2,323    $ 2,160
Interest cost on accumulated postretirement benefit
   obligation...........................................      9,638      9,261     10,108
Actual return on plan assets............................     (1,107)      (461)        (6)
Net amortization and deferral...........................     (1,436)      (736)         6
                                                            -------    -------    -------
Net periodic postretirement benefit cost................    $ 9,268    $10,387    $12,268
                                                            =======    =======    =======

For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1995; the rate was assumed to decrease gradually to 9.5% for 1997 and remains at that level thereafter. For measurement purposes, a fixed dollar amount was determined as the Corporation's maximum cost per employee. This fixed dollar amount was established at the projected cost level for medical expenses in 1997. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1995 by $9,662 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $663.

The expected long-term rate of return on plan assets was 6.0%. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.0% and 8.0%, respectively, at December 31, 1995 and 1994.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

13.  LONG-TERM INCENTIVE PLAN

The Corporation has outstanding options granted under the Corporation's long-term incentive plan (the "Plan"). As provided in the Plan, a variety of incentives can be issued to eligible participants including restricted stock awards, incentive stock options, non-qualified stock options, stock appreciation rights, performance units and cash awards. Constellation, Independence and Germantown had maintained similar plans. Options granted under those plans were assumed by the Corporation upon consummation of their respective acquisitions. The Plan provides for a maximum number of options available to be granted each year equal to 2% of outstanding common shares as of January 1 of that year. Information on options for 1995 follows:

                                        SHARES UNDER     OPTION PRICE
                                           OPTION          PER SHARE
                                        -------------    ------------
Balance at January 1, 1995...........      7,235,699    $ 3.99  - $54.70
Options granted......................      1,754,977     28.75  -  28.75
Options exercised....................     (3,069,893)     3.99  -  28.16
Options canceled.....................       (118,737)     7.64  -  54.70
                                          ----------
Balance at December 31, 1995.........      5,802,046      3.99  -  28.75
                                          ----------

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

The preceding option table does not reflect 122,800 performance unit awards outstanding at December 31, 1995, 214,062 at December 31, 1994 and 280,190 at December 31, 1993. Performance unit awards are earned subject to specific performance of the Corporation over specified performance periods as defined in the Plan. The payment value of each performance unit earned for the applicable performance period is the fair market value of one share of common stock of the Corporation based on the formula contained in the Plan. During 1995, 1994 and 1993, respectively, $1,258, $867 and $1,051 was expensed in connection with performance unit awards.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") was issued in October 1995 to establish accounting and reporting standards for stock-based employee compensation plans such as stock option and restricted stock plans ("stock-based plans"). FAS 123 defines a fair value based method of accounting for measuring compensation expense for stock-based plans and encourages all entities to adopt that method of accounting. However, FAS 123 also permits entities to continue to measure compensation expense for stock-based plans using the intrinsic value based method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees." Entities electing to remain with the intrinsic value based method must begin to make pro forma disclosures of net income and earnings per share in fiscal years beginning after December 31, 1995 as if the fair based method defined by FAS 123 was applied.

Under the fair value based method, compensation expense would be measured as the value of an award under a stock-based plan on the date the award is granted, and would be recognized over the vesting period of the award. Under the current intrinsic value based method, compensation expense is measured as the excess, if any, of the market price of the stock underlying the award on the date the award is granted, over the exercise price. Under CoreStates' stock-based long-term incentive plan, awards have no intrinsic value on the date of grant as the exercise price equals the market price on that date. Currently, CoreStates does not expect to adopt the FAS 123 fair value based method of accounting for stock-based plans but will provide the required pro forma disclosures in the December 31, 1996 financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)


14.  OPERATING LEASES

Rental expense, reduced by sublease rental income, charged to operations was $64,995, $63,901 and $63,055 for 1995, 1994 and 1993, respectively.


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

Derivative financial instruments used in the management of interest rate risk at December 31, 1995 are summarized by category in the table on page 29. A summary of interest rate swap contracts categorized by whether the Corporation receives or pays fixed rates and stratified by repricing or maturity date is on page 32. Foreign currency derivatives used for hedging activities have not had a material impact on income or liquidity of the Corporation for any of the years presented.

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

Customer related derivative financial instruments accounted for as trading at December 31, 1995 and 1994 are summarized by type of instrument in the table on page 33.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS AND COMMITMENTS - continued

The following is a summary of off-balance sheet commitments and derivative financial instruments as of December 31, 1995 and 1994, including fair values:


                                                                                 1995                         1994
                                                                      ---------------------------  ---------------------------
                                                                       NOTIONAL         FAIR        Notional         Fair
                                                                          OR           VALUE           or           Value
                                                                      CONTRACTUAL     OF ASSET     Contractual     of Asset1
                                                                        AMOUNT     (LIABILITY)(1)    Amount     (Liability)(1)
                                                                      -----------  --------------  -----------  --------------
Standby letters of credit, net of participations (a).............     $ 1,005,261    $(10,053)      $1,125,262   $  (2,813)
Commercial letters of credit.....................................       1,266,324     (12,663)       1,244,164      (3,110)
Commitments to extend credit (b).................................      10,219,882     (15,177)       8,223,261     (13,310)
Unused commitments under credit card lines.......................       3,872,641           -        3,579,453           -
Interest rate futures contracts (c):
   Commitments to purchase.......................................         619,000         538        1,043,000      (1,185)
Commitments to purchase foreign and
   U.S. currencies (d)...........................................       1,659,925       1,545        1,816,549       1,702
Interest rate swaps, notional principal
   amounts (e)...................................................       7,770,802     198,531        8,234,400    (210,300)
Interest rate caps and floors (f):
   Written.......................................................         647,323      (2,592)         749,857     (15,000)
   Purchased.....................................................         948,023       4,235        1,150,657      20,200
Other derivatives................................................         136,000      (1,647)         295,000         400

_________________________
(1)  See Note 3 for discussion of fair value.

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

(c) Exchange traded futures contracts represent agreements to exchange dollar amounts at a specified future date for interest rate differentials between an agreed interest rate and a reference rate, computed on a notional amount. Credit and market risk exist with respect to these instruments. Exchange traded futures contracts entail daily cash settlement; therefore, the credit risk amount represents a one-day receivable.

(d) Commitments to purchase foreign and U.S. currencies are primarily executed for the needs of customers. These foreign exchange contracts are structured similar to interest rate futures and forward contracts. The risk associated with a foreign exchange contract arises from the counterparty's ability to make payment at settlement and that the value of a foreign currency might change in relation to the U.S. dollar. The Corporation's exposure, if any, to counterparty failure equals the current market value of the contract, which at December 31, 1995 and 1994 was $16,394 and $2,275, respectively. Included in fees for international services are net foreign exchange gains of $21,884, $18,863 and $15,979 for the years ended December 31, 1995, 1994 and 1993, respectively.

(e) Interest rate swaps generally represent the contractual exchange of fixed and variable rate interest payments based on a notional principal amount and an interest reference rate. Credit risk exists with respect to these instruments arising from the possible failure of the counterparty to make required payments on those contracts which are favorable to the Corporation. The Corporation's exposure to counterparty failure equals the current replacement cost of the contract. At December 31, 1995 and 1994, the replacement cost of the Corporation's interest rate swap contracts was $214,943 and $17,093, respectively. The risk of counterparty failure is controlled by limiting transactions to an approved list of counterparties and requiring collateral in certain instances. Net cash received on interest rate swaps during 1995 and 1994 totaled $32,080 and $99,928, respectively.

(f) Interest rate caps and floors are written by the Corporation to enable customers to transfer, modify or reduce their interest rate risk. Interest rate caps and floors are similar to interest rate swaps except that payments are made only if current interest rates move above or below a predetermined rate. The risk associated with interest rate caps and floors is an unfavorable change in interest rates. As a writer of interest rate caps and floors, the Corporation receives a premium in exchange for bearing the risk of an unfavorable change in interest rates. The Corporation generally minimizes this risk by entering into offsetting cap and floor positions that essentially counterbalance each other. The Corporation also enters interest rate caps to offset the risk of upward interest rate movement on assets with embedded caps as well as to limit spread risk. As a purchaser of interest rate caps, the Corporation pays a premium in exchange for the right to receive payments if interest rates rise above predetermined levels. Similar to interest rate swaps, credit risk exists with respect to the possible failure of the counterparty to make required payments on those contracts which are favorable to the Corporation. Exposure to counterparty failure equals the current replacement cost of the contract which totaled $4,235 and $20,200, respectively, at December 31, 1995 and 1994.

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

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

16.  PROVISION FOR INCOME TAXES

The provision for income taxes in the consolidated statement of income consists of the following:


                                                          1995       1994       1993
                                                       ---------  ---------  ---------
Current:
  Federal..........................................     $200,567   $106,053   $155,972
  State............................................       19,928     15,652     18,209
                                                        --------   --------   --------
       Total domestic..............................      220,495    121,705    174,181
  Foreign..........................................        8,023      5,558     10,284
                                                        --------   --------   --------
       Total current...............................      228,518    127,263    184,465
Deferred Federal and state expense
 (benefit).........................................       34,047     16,393    (10,656)
                                                        --------   --------   --------
       Total provision for income taxes............     $262,565   $143,656   $173,809
                                                        ========   ========   ========

The significant components of the Corporation's deferred tax assets and liabilities at December 31, 1995 and 1994 are as follows:

                                                         1995        1994
                                                       ---------  ----------
Deferred tax assets:
   Allowance for loan losses.......................     $171,756   $171,176
   Postretirement and postemployment benefits......       47,612     65,743
   Reserves........................................       43,523     26,616
   Other...........................................       53,667     61,108
                                                        --------   --------
   Gross deferred tax asset........................      316,558    324,643
   Valuation allowance.............................            -     (9,102)
                                                        --------   --------
       Total deferred tax assets...................      316,558    315,541
                                                        --------   --------

Deferred tax liabilities:
   Auto leasing portfolio..........................      103,258     88,570
   FAS 115 fair value accounting...................       18,888      5,981
   Partnership investments.........................        3,282        744
   Tax over book depreciation......................       16,985     18,040
   Affiliate income................................       30,404     17,716
   Other...........................................       10,064      9,984
                                                        --------   --------
       Total deferred tax liabilities..............      182,881    141,035
                                                        --------   --------
Net deferred tax assets............................     $133,677   $174,506
                                                        ========   ========

At December 31, 1995 cumulative deductible temporary differences are approximately $904,000 and the related deferred tax asset is $316,558. The major components of the temporary differences include $491,000 related to the allowance for loan losses and $136,000 related to pension, and other post retirement and post employment benefits. Cumulative taxable temporary differences related to deferred tax credits at December 31, 1995 are estimated at $522,000 and are primarily related to leasing, FAS 115 fair value accounting, affiliate income and depreciation. The related deferred tax liability is $182,881.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(DOLLAR AMOUNTS IN THOUSANDS)

16.  PROVISION FOR INCOME TAXES - continued

At December 31, 1995, the Corporation has determined that it is not required to establish a valuation allowance for the deferred tax asset since it is more likely than not that the deferred tax asset of $316,558 will be realized principally through carryback to taxable income in prior years, and future reversals of existing taxable temporary differences, and to a lesser extent, future taxable income and tax planning strategies. The Corporation's conclusion that it is "more likely than not" that the deferred tax asset will be realized is based on a history of growth in earnings and the prospects for continued growth including an analysis of potential uncertainties that may affect future operating results. The Corporation will continue to review the tax criteria of "more likely than not", for the recognition of deferred tax assets on a quarterly basis.

The Corporation has reversed the $9,102 valuation allowance for the deferred tax asset related to pre-affiliation state income taxes. An estimated $4,000 state benefit for tax purposes will be obtained in future periods. No further benefit will be obtained on the remaining $5,102.

The consolidated effective tax rates are reconciled to the statutory rate as follows:

                                                       1995   1994   1993
                                                       ----   ----   ----
Statutory rate......................................   35.0%  35.0%  35.0%
Difference resulting from:
  Tax-exempt income.................................   (1.5)  (3.4)  (3.1)
  State, local and foreign income tax...............    1.8    2.6    2.4
  Other, net........................................    1.4    2.4   (1.9)
                                                       ----   ----   ----
Effective tax rate..................................   36.7%  36.6%  32.4%
                                                       ====   ====   ====

Foreign earnings of certain subsidiaries would be taxed only upon their transfer to the United States. No transfers or dividends are contemplated at this time. Taxes payable upon remittance of such accumulated earnings of $21,323 at December 31, 1995 would approximate $7,065.

Taxes, other than income taxes, included in other operating expenses for the years ended December 31, 1995, 1994 and 1993 are $72,013, $70,505 and $76,608,
respectively.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS:  Continued
(DOLLAR AMOUNTS IN THOUSANDS)

17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of the Corporation, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation:

                                                                                      THREE MONTHS ENDED
                                                                 --------------------------------------------------------
                                                                    DEC. 31          SEPT. 30       JUNE 30      MARCH 31
                                                                    -------          --------       -------      --------

1995
----
Interest income................................................   $    568,358     $  566,368      $576,592     $550,987
                                                                  ============     ==========      ========     ========
Interest expense...............................................   $    193,708     $  195,980      $197,964     $186,119
                                                                  ============     ==========      ========     ========
Net interest income............................................   $    374,650     $  370,388      $378,628     $364,868
                                                                  ============     ==========      ========     ========
Provision for losses on loans..................................   $     27,500     $   27,500      $ 25,000     $ 25,000
                                                                  ============     ==========      ========     ========
Securities gains...............................................   $        931     $      470      $  1,592     $  6,395
                                                                  ============     ==========      ========     ========
Net income.....................................................   $    136,954(b)  $  133,946(b)   $125,970(b)  $ 55,367(a)
                                                                  ============     ==========      ========     ========
Net income per common share....................................          $0.99(b)       $0.96(b)      $0.89(b)     $0.38(a)
                                                                         =====          =====         =====        =====
Average common shares outstanding..............................        138,468        139,176       140,914      144,246
                                                                       =======        =======       =======      =======
Common Stock Market Bid Information:
  High.........................................................       $ 40 1/8     $   38 7/8      $ 36         $ 33
  Low..........................................................         34 5/8         34 1/4        30 1/2       25 5/8
  Quarter-end..................................................         37 7/8         36 5/8        34 5/8       32

1994
----
Interest income................................................       $517,956       $488,406      $473,956     $449,209
                                                                      ========       ========      ========     ========
Interest expense...............................................       $158,709       $136,287      $124,291     $120,871
                                                                      ========       ========      ========     ========
Net interest income............................................       $359,247       $352,119      $349,665     $328,338
                                                                      ========       ========      ========     ========
Provision for losses on loans..................................       $ 25,000       $ 25,000      $ 49,995     $146,905
                                                                      ========       ========      ========     ========
Securities gains...............................................       $  4,610       $  4,223      $  3,023     $  6,897
                                                                      ========       ========      ========     ========
Income (loss) before cumulative effect of a
  change in accounting principle...............................       $111,475       $104,221      $ 63,091     $(29,995)
                                                                      ========       ========      ========     ========
Cumulative effect of a change
  in accounting principle......................................                                                 $ (3,430)
                                                                                                                ========
Net income (loss)..............................................       $111,475       $104,221      $ 63,091     $(33,425)
                                                                      ========       ========      ========     ========
Net income (loss) per common share.............................          $0.78          $0.74         $0.44(d)    $(0.21)(c)(d)
                                                                         =====          =====         =====       ======
Average common shares outstanding..............................        142,252        141,033       142,139      144,612
                                                                       =======        =======       =======      =======
Common Stock Market Bid Information:
  High.........................................................       $ 27 5/8       $ 29 1/8      $ 28         $ 27 1/8
  Low..........................................................         22 7/8         25 7/8        25           24 1/2
  Quarter-end..................................................         26             26 5/8        25 3/4       26

______________________
(a) Includes the impact of an after-tax restructuring charge of $70.0 million, or $0.49 per share related to a process redesign and an after-tax gain of $11.8 million, or $0.08 per share related to a change in ownership interests in a joint venture.
(b) Includes the impact of after-tax restructuring credits of $1.9 million or $0.01 per share, $1.5 million or $0.01 per share, and $4.1 million or $0.03 per share recorded in the second, third and fourth quarters of 1995, respectively.
(c) Based on income before cumulative effect of a change in accounting principle.
(d) Reflects after-tax merger-related charges of $0.89 per share recorded in the first quarter of 1994 for the Constellation acquisition and $0.28 per share recorded in the second quarter of 1994 for the Independence acquisition.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS:  CONTINUED
(DOLLAR AMOUNTS IN THOUSANDS)

18.  INTERNATIONAL OPERATIONS

International operations include the international activities of CBNA and its five overseas branches and two Edge Act subsidiaries. The International Banking group engages in foreign banking and international financing activities including loans, acceptances, time deposits, letter of credit financing and related financial services.

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

                                                         Domestic     International
                                                        Operations     Operations      Total
                                                       ------------   ------------- ------------
DECEMBER 31, 1995
Assets(a).........................................      $27,222,121    $2,398,495    $29,620,616
                                                        ===========    ==========    ===========
Total operating income............................      $ 2,657,357    $  210,614    $ 2,867,971
                                                        ===========    ==========    ===========
Income before income taxes........................      $   670,728    $   44,074    $   714,802
                                                        ===========    ==========    ===========
Net income........................................      $   423,589    $   28,648    $   452,237
                                                        ===========    ==========    ===========

DECEMBER 31, 1994
Assets(a).........................................      $27,581,360    $1,743,776    $29,325,136
                                                        ===========    ==========    ===========
Total operating income............................      $ 2,302,798    $  194,269    $ 2,497,067
                                                        ===========    ==========    ===========
Income before income taxes........................      $   349,473    $   42,975    $   392,448
                                                        ===========    ==========    ===========
Income before cumulative effect of a
   change in accounting principle.................      $   220,859    $   27,933    $   248,792
                                                        ===========    ==========    ===========

DECEMBER 31, 1993
Assets(a).........................................      $26,784,458    $1,650,159    $28,434,617
                                                        ===========    ==========    ===========
Total operating income............................      $ 2,258,689    $  157,205    $ 2,415,894
                                                        ===========    ==========    ===========
Income before  income taxes.......................      $   492,450    $   43,788    $   536,238
                                                        ===========    ==========    ===========
Income before cumulative effect of a
   change in accounting principle.................      $   333,967    $   28,462    $   362,429
                                                        ===========    ==========    ===========

____________________
(a) The Corporation had no material foreign currency positions at December 31, 1995, 1994 and 1993. Assets primarily consist of Eurodollar time deposit placements, loans and acceptances with maturities of one year or less.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

19.  JOINT VENTURE
In December 1992, the Corporation entered into a joint venture with three other banking companies creating Electronic Payment Services, Inc. ("EPS"). The joint venture combines the partners' separate consumer electronic transaction processing businesses and provides automated teller machine ("ATM") and electronic point-of-sale ("POS") processing services.

The Corporation contributed to EPS its wholly-owned subsidiaries Money Access Service Inc. ("MAC"), a regional ATM network, and BUYPASS Corporation, a third-party processor of electronic POS transactions.

At the formation of EPS, the Corporation had equal ownership with two partners in the joint venture, each with 31%. The fourth partner owned 7%. As part of the 1992 transaction, the Corporation received a cash payment of $79,350 and $245,400 of EPS 5% cumulative redeemable preferred stock. The exchange of assets involved in the transaction resulted in a 1992 pre-tax gain to the Corporation of $41,072, $25,670 after-tax. The exchange also generated a deferred gain of approximately $138,000.

In December 1993, the Corporation and EPS mutually agreed to enter into a recapitalization of EPS involving the EPS preferred stock held by the Corporation. In exchange for substantially all of the preferred stock, the Corporation received from EPS a ten-year 6.45% note providing for equal principal payments over the life of the note. The recapitalization did not affect the amount of deferred gain, but changed the timing of deferred gain income recognition from a five-year period beginning in 1996 to a ten-year period which began in 1994.

On March 27, 1995, EPS added a new partner and increased the ownership interests of an existing partner to that of a full partner, resulting in a decrease in the Corporation's share of ownership from 31% to 20%. As a direct result of this change in ownership interests, the Corporation recognized a pre-tax gain of $19,000, $11,800 after-tax or $0.08 per share, in 1995. Included in the pre-tax gain amount was $4,000 related to the acceleration of deferred gain recognition.

The Corporation's investment in EPS at December 31, 1995, net of $117,000 deferred gain, is $72,632 and is included in other assets. "Income from investment in EPS, Inc.", which is included in non-interest income, reflects the Corporation's share in EPS net income for all periods presented, interest income on the 6.45% note in 1995 and 1994, dividends on the preferred stock in 1993 and amortization of the deferred gain in 1995 and 1994.

20.  RESTRUCTURING CHARGE
The Corporation recorded a restructuring charge of $110,000, $70,000 after-tax or $0.49 per share, in the first quarter of 1995 in connection with a process redesign which commenced March 1995 and will continue into 1996. The objectives of the process redesign are : (i) to enhance the Corporation's customer focus;
(ii) to accelerate "cultural changes" which were already in progress; and (iii) to improve productivity. The charge included direct and incremental costs associated with the process redesign. The components of the restructuring charge were as follows:

                                                             REQUIRING    1995
                                                               CASH       CASH
                                                    TOTAL     OUTFLOW   OUTFLOW
                                                  ---------  ---------  --------
Severance costs................................    $ 72,000    $72,000   $28,306
Office reconfiguration costs...................      16,000      7,000         -
Branch closing costs...........................      15,000      7,000     1,669
Outplacement costs.............................       2,500      2,500     1,821
Miscellaneous..................................       4,500      2,500     1,474
                                                   --------    -------   -------
     Total.....................................    $110,000    $91,000   $33,270
                                                   ========    =======   =======

Subsequent to recording the March 1995 restructuring charge, the Corporation recorded restructuring credits of $11,825, $7,525 after-tax or $0.05 per share, related to gains on the curtailment of pension benefits associated with employees displaced during 1995 and gains on the sale of branches which were sold as a result of the process redesign.

The following table summarizes the activity in the restructuring accrual for the year ended December 31, 1995:

Balance at beginning of year..............    $      -
Provision charged against income..........     110,000
Cash outflow..............................     (33,270)
Writedowns of assets......................      (7,442)
                                              --------
Balance at December 31, 1995..............    $ 69,288
                                              ========

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS: Continued
(DOLLAR AMOUNTS IN THOUSANDS)

21.   FINANCIAL STATEMENTS OF THE PARENT COMPANY

STATEMENT OF INCOME                                                               Year Ended December 31,
                                                                           -------------------------------------
                                                                              1995          1994         1993
                                                                           ----------    ----------    ---------
REVENUES
--------
Dividends from subsidiaries:
  Banks..............................................................      $  248,131    $  240,370    $ 204,393
  Other subsidiaries.................................................          90,267        20,375       14,648
                                                                           ----------    ----------    ---------
     Total dividends from subsidiaries...............................         338,398       260,745      219,041
Management fees and other income from subsidiaries...................         146,011       144,583      143,776
Securities (losses)..................................................               -            (2)        (380)
Other income.........................................................             784           119          721
                                                                           ----------    ----------    ---------
     Total revenues..................................................         485,193       405,445      363,158
                                                                           ----------    ----------    ---------

EXPENSES
--------
Interest on:
  Funds borrowed.....................................................          19,685         9,709        5,525
  Long-term debt.....................................................             927         1,020        8,405
                                                                           ----------    ----------    ---------
     Total interest expense..........................................          20,612        10,729       13,930
Other operating expenses.............................................         151,000       173,157      137,468
                                                                           ----------    ----------    ---------
     Total expenses..................................................         171,612       183,886      151,398
                                                                           ----------    ----------    ---------
Income before income tax benefit and equity in
   undistributed income of subsidiaries..............................         313,581       221,559      211,760
Income tax benefit...................................................          (8,272)      (13,715)      (2,882)
                                                                           ----------    ----------    ---------
Income before equity in undistributed income of subsidiaries.........         321,853       235,274      214,642
Equity in undistributed income (loss) of subsidiaries:
  Banks..............................................................         111,996       (52,590)      89,743
  Other subsidiaries.................................................          18,388        62,678       45,034
                                                                           ----------    ----------    ---------
     Total equity in undistributed income of subsidiaries............         130,384        10,088      134,777
                                                                           ----------    ----------    ---------
NET INCOME...........................................................      $  452,237    $  245,362    $ 349,419
                                                                           ==========    ==========    =========
BALANCE SHEET                                                                    December 31,
                                                                           ------------------------
                                                                              1995          1994
                                                                           ----------    ----------
ASSETS
------
Cash.................................................................      $    1,254    $    3,893
Time deposit.........................................................               -           300
Investments: securities available-for-sale...........................           9,982        69,566
Investments and receivables-subsidiaries:
 Investments in subsidiaries at equity in underlying net assets:
  Banks..............................................................       2,255,495     2,279,541
  Other subsidiaries.................................................         337,048       308,130
                                                                           ----------    ----------
     Total investments in subsidiaries...............................       2,592,543     2,587,671
Other................................................................           3,995         9,165
                                                                           ----------    ----------
     Total investments and receivables-subsidiaries..................       2,596,538     2,596,836
Other assets.........................................................          34,066        31,579
                                                                           ----------    ----------
     Total assets....................................................      $2,641,840    $2,702,174
                                                                           ==========    ==========
LIABILITIES
-----------
Funds borrowed - subsidiaries........................................      $  176,551    $  246,609
Dividends payable and other liabilities..............................          76,012        94,200
Long-term debt.......................................................           9,858        11,251
                                                                           ----------    ----------
     Total liabilities...............................................         262,421       352,060
                                                                           ----------    ----------
SHAREHOLDERS' EQUITY
--------------------
     Total shareholders' equity......................................       2,379,419     2,350,114
                                                                           ----------    ----------
     Total liabilities and shareholders' equity......................      $2,641,840    $2,702,174
                                                                           ==========    ==========

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS: Continued
(DOLLAR AMOUNTS IN THOUSANDS)

21.   FINANCIAL  STATEMENTS OF THE PARENT COMPANY - CONTINUED

The approval of the Comptroller of the Currency is required for a nationally chartered bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined by national banking regulations) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, CBD can declare dividends without approval of the Comptroller of the Currency of approximately $37 million, plus an additional amount equal to CBD's retained net profits for 1996 up to the date of any such dividend declaration. CBNA and NJNB will be able to declare dividends without the approval of the Comptroller of the Currency to the extent that and when 1996 retained net profits exceed $2 million and $7 million, respectively.

The Federal Reserve Act requires that extensions of credit by CBNA and NJNB to certain affiliates, including the Corporation, be secured by specified amounts and types of collateral, that extensions of credit to any such affiliate generally be limited to 10% of capital and surplus (as defined in that Act) and that extensions of credit to all such affiliates be limited to 20% of capital and surplus.

The Corporation has guaranteed certain borrowings of its subsidiaries at December 31, 1995 in the amount of $2,916,691, which includes $1,255,656 for commercial paper.

The maturities for parent company long-term debt for the years ending December 31, 1996 through 2000 are: $1,234; $1,345; $1,466; $1,596; and $1,741,
respectively.

STATEMENT OF CASH FLOWS
                                                                                       Year Ended December 31,
                                                                           -------------------------------------------
                                                                             1995              1994            1993
                                                                           ---------        ----------       ---------
OPERATING ACTIVITIES
  Net income..........................................................      $ 452,237       $ 245,362        $ 349,419
  Adjustments to reconcile net income to net cash
   provided by operating activities:
     Undistributed income of subsidiaries.............................       (130,384)        (10,088)        (143,393)
     Securities losses................................................              -               2              380
     Deferred income tax expense (benefit)............................           (953)         (5,428)           1,692
     Net (increase) decrease in other assets..........................         (1,895)              -               96
     Net increase (decrease) in other liabilities.....................         (2,020)           (419)           1,082
     Other, net.......................................................            661          (8,142)          (3,147)
                                                                            ---------       ----------        ---------
   NET CASH PROVIDED BY OPERATING ACTIVITIES                                  317,646         221,287          206,129
                                                                            ---------       ----------        ---------
INVESTING ACTIVITIES
  Net capital returned from (contributed to) subsidiaries.............        149,000         (15,860)          37,119
  (Increase) decrease in receivables from subsidiaries................          5,170          53,862          (16,962)
  Purchases of investment securities..................................        (58,001)       (202,309)        (483,551)
  Proceeds from maturities and sales of investment securities.........        117,585         188,028          453,002
  Purchase of Germantown Savings Bank.................................              -        (108,061)               -
  Other, net..........................................................            417               -             (188)
                                                                            ---------       ---------        ---------
    NET CASH PROVIDED BY (USED IN) INVESTING
     ACTIVITIES.......................................................        214,171         (84,340)         (10,580)
                                                                            ---------       ---------        ---------
FINANCING ACTIVITIES
  Retirement of long-term debt........................................         (1,393)        (45,488)         (20,940)
  Net increase (decrease) in financing from and due to subsidiaries...        (94,054)        270,587          (75,967)
  Cash dividends paid.................................................       (194,067)       (160,122)        (143,334)
  Purchase of treasury stock..........................................       (335,528)       (228,963)         (29,449)
  Other, net..........................................................         90,586          22,178           29,538
                                                                            ---------       ---------        ---------
    NET CASH USED IN FINANCING ACTIVITIES.............................       (534,456)       (141,808)        (240,152)
                                                                            ---------       ---------        ---------
      DECREASE IN CASH AND DUE FROM BANKS.............................         (2,639)         (4,861)         (44,603)
    Cash and due from banks at January 1,.............................          3,893           8,754           53,357
                                                                            ---------       ---------        ---------
    CASH AND DUE FROM BANKS AT DECEMBER 31,...........................      $   1,254       $   3,893        $   8,754
                                                                            =========       =========        =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid during the year for:
   Interest...........................................................      $  20,810       $  10,884        $  10,712
                                                                            =========       =========        =========
    Income taxes......................................................              -              -                 -
                                                                            =========       =========        =========

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES

                                                                      1995                                1994
                                                       ---------------------------------    --------------------------------
                                                       AVERAGE                INCOME/       Average               Income/
                                                       BALANCE     RATE       EXPENSE       balance     Rate      expense
                                                       ---------   -----   -------------    ---------   -----   ------------
                                                       (000,000)               (000)        (000,000)                (000)
INTEREST EARNING ASSETS
Time deposits, principally Eurodollars (a).........    $   1,843    6.33%     $  116,689    $   1,520    4.37%    $   66,389
Investment securities (b):
 U.S. Government...................................        1,661    5.72          94,994        2,235    5.06        112,990
 State and municipal...............................          278    8.43          23,428          365    7.65         27,921
 Other.............................................          428    6.13          26,235          414    6.02         24,925
                                                       ---------              ----------    ---------             ----------
     Total investment securities...................        2,367    6.11         144,657        3,014    5.50        165,836
Federal funds sold.................................          229    6.34          14,527          165    4.70          7,754
Trading account securities.........................            2    2.45              49            3    5.63            169
Loans (b)(c)(d):
 Domestic:
  Commercial, industrial and other.................        9,338    9.83         917,635        8,222    8.56        703,985
  Real estate......................................        5,894    8.93         526,163        6,265    8.01        502,048
  Consumer.........................................        2,764   12.26         338,839        2,572   11.78        302,951
  Financial institutions...........................          708    7.00          49,594          618    8.02         49,571
  Factoring receivables............................          543   10.63          57,747          587    9.95         58,389
  Lease financing..................................          734    7.90          57,988          750    8.27         61,999
 Foreign...........................................          789    7.05          55,650          587    5.40         31,683
                                                       ---------              ----------    ---------             ----------
      Total loans, net of discounts................       20,770    9.65       2,003,616       19,601    8.73      1,710,626
                                                       ---------              ----------    ---------             ----------
      Total interest earning assets (d)(e).........    $  25,211    9.04       2,279,538    $  24,303    8.02      1,950,774
                                                       =========   -----      ----------    =========  ------     ----------
FUNDING SOURCES
Interest bearing liabilities (b):
 Deposits in domestic offices (f):
  Commercial.......................................    $     247    5.42          13,382    $     269    3.76         10,125
  NOW accounts.....................................        1,715    1.09          17,199        1,829     .68         11,470
  Money Market Accounts............................        3,649    3.25         118,010        3,935    2.12         83,167
  Consumer savings.................................        2,807    1.95          54,733        3,029    1.49         45,066
  Consumer certificates............................        5,529    5.17         285,882        4,361    4.28        186,744
 Time deposits of overseas branches
  and subsidiaries.................................          944    4.61          43,497          804    3.52         28,286
                                                       ---------              ----------    ---------             ----------
      Total interest bearing deposits..............       14,891    3.61         532,703       14,227    2.59        364,858
                                                       ---------              ----------    ---------             ----------
 Short-term funds borrowed:
  Federal funds purchased..........................          758    5.88          44,546          861    4.08         35,162
  Commercial paper.................................        1,051    5.94          62,459          753    4.24         31,948
  Other............................................          264    4.80          12,662          314    5.74         18,013
                                                       ---------              ----------    ---------             ----------
      Total short-term funds borrowed..............        2,073    5.77         119,667        1,928    4.42         85,123
                                                       ---------              ----------    ---------             ----------
 Long-term debt (g)................................        1,814    6.69         121,401        1,657    5.44         90,177
                                                       ---------              ----------    ---------             ----------
      Total interest bearing liabilities...........       18,778    4.12         773,771       17,812    3.03        540,158
Portion of non-interest bearing funding sources....        6,433                                6,491
                                                       ---------              ----------    ---------             ----------
      Total funding sources (e)....................    $  25,211    3.07         773,771    $  24,303    2.22        540,158
                                                       =========   -----      ----------    =========  ------     ----------
Net interest income and net interest margin........                 5.97%     $1,505,767                 5.80%    $1,410,616
                                                                   =====      ==========               ======     ==========

                                                                      1993
                                                       --------------------------------
                                                       Average               Income/
                                                       balance     Rate      expense
                                                       ---------   -----   ------------
                                                        (000,000)              (000)
INTEREST EARNING ASSETS
Time deposits, principally Eurodollars (a).........    $   1,312    3.38%    $   44,340
Investment securities (b):
 U.S. Government...................................        2,759    5.80        159,950
 State and municipal...............................          414    8.28         34,261
 Other.............................................          410    5.21         21,347
                                                       ---------             ----------
     Total investment securities...................        3,583    6.02        215,558
Federal funds sold.................................          235    3.10          7,282
Trading account securities.........................            2    4.15             83
Loans (b)(c)(d):
 Domestic:
  Commercial, industrial and other.................        7,378    8.07        595,114
  Real estate......................................        6,795    7.89        536,234
  Consumer.........................................        2,399   11.93        286,134
  Financial institutions...........................          707    6.15         43,475
  Factoring receivables............................          554    9.62         53,312
  Lease financing..................................          658    9.06         59,609
 Foreign...........................................          544    5.01         27,258
                                                       ---------             ----------
      Total loans, net of discounts................       19,035    8.41      1,601,136
                                                       ---------             ----------
      Total interest earning assets (d)(e).........    $  24,167    7.73      1,868,399
                                                       =========   -----     ----------
FUNDING SOURCES
Interest bearing liabilities (b):
 Deposits in domestic offices (f):
  Commercial.......................................    $     419    3.74         15,656
  NOW accounts.....................................        1,793     .94         15,442
  Money Market Accounts............................        4,142    2.13         88,061
  Consumer savings.................................        2,982    1.54         45,792
  Consumer certificates............................        4,499    4.37        196,614
 Time deposits of overseas branches
  and subsidiaries.................................          711    2.57         18,248
                                                       ---------             ----------
      Total interest bearing deposits..............       14,546    2.64        379,813
                                                       ---------             ----------
 Short-term funds borrowed:
  Federal funds purchased..........................        1,129    3.05         34,444
  Commercial paper.................................          604    3.14         18,982
  Other............................................          229    5.93         13,575
                                                       ---------             ----------
      Total short-term funds borrowed..............        1,962    3.42         67,001
                                                       ---------             ----------
 Long-term debt (g)................................        1,455    4.80         69,779
                                                       ---------             ----------
      Total interest bearing liabilities...........       17,963    2.88        516,593
Portion of non-interest bearing funding sources....        6,204
                                                       ---------
      Total funding sources (e)....................    $  24,167    2.14        516,593
                                                       =========   -----     ----------
Net interest income and net interest margin........                 5.59%    $1,351,806
                                                                   =====     ==========

______________________
(a)  Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of interest rate swaps is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c)  Yields and income on loans include fees on loans.
(d)  Non-performing loans are included in interest earning assets.
(e) For the years 1995-1991, 7%, 7%, 7%, 10%, and 9% respectively, of total average assets and liabilities are attributed to foreign operations.
(f) Average balances on time deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.
(g) Rates on long-term debt are based on average balances excluding capital lease obligations

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES

                                                                       1995                              1994
                                                      ------------------------------------  ----------------------------------
                                                        AVERAGE                INCOME/        Average               Income/
                                                        BALANCE     RATE       EXPENSE        balance     Rate      expense
                                                        -------     ----       -------        -------     ----      -------
                                                       (000,000)                (000)        (000,000)               (000)
NON-INTEREST EARNING ASSETS
Cash............................................       $  2,118                             $   2,256
Allowance for loan losses.......................           (501)                                 (506)
Other assets....................................          1,618                                 1,614
                                                       --------                             ---------
  Total non-interest earning assets.............       $  3,235                             $   3,364
                                                       ========                             =========
TOTAL AVERAGE ASSETS............................       $ 28,446                             $  27,667
                                                       ========                             =========

NON-INTEREST BEARING FUNDING SOURCES
Demand deposits:
  Domestic......................................       $  5,404                             $   5,708
  Foreign.......................................            420                                   417
Other liabilities...............................          1,535                                 1,460
Shareholders' equity............................          2,309                                 2,270
Non-interest bearing funding sources used
 to fund earning assets.........................         (6,433)                               (6,491)
                                                       --------                             ---------
     Total net non-interest bearing
       funding sources..........................       $   3,235                            $   3,364
                                                       =========                            =========

SUPPLEMENTARY AVERAGES
Net demand deposits.............................       $   4,569                            $   4,525
Net Federal funds purchased.....................             529    5.68%    $ 30,019             696     3.94%    $27,408
Commercial certificates of deposit in domestic
 offices over $100,000..........................             247    5.08       12,554             261     3.66       9,547
Average prime rate..............................                    8.84                                  6.60

                                                                    1993
                                                       ----------------------------
                                                        Average             Income/
                                                        balance    Rate     expense
                                                        -------    ----     -------
                                                       (000,000)             (000)
NON-INTEREST EARNING ASSETS
Cash............................................       $  2,263
Allowance for loan losses.......................           (457)
Other assets....................................          1,727
                                                       --------
  Total non-interest earning assets.............       $  3,533
                                                       ========

TOTAL AVERAGE ASSETS............................       $ 27,700
                                                       ========

NON-INTEREST BEARING
 FUNDING SOURCES
Demand deposits:
  Domestic......................................       $  5,714
  Foreign.......................................            369
Other liabilities...............................          1,456
Shareholders' equity............................          2,198
Non-interest bearing funding sources used
 to fund earning assets.........................
                                                         (6,204)
     Total net non-interest bearing                    --------
       funding sources..........................       $  3,533
                                                       ========

SUPPLEMENTARY AVERAGES
Net demand deposits.............................       $  4,579
Net Federal funds purchased.....................            894    3.04%    $27,162
Commercial certificates of deposit in domestic
 offices over $100,000..........................            373    3.73      13,908
Average prime rate..............................                   6.00

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES: CONTINUED

                                                                           1992                                 1991
                                                            ----------------------------------    --------------------------------
                                                             Average                 Income/       Average                Income/
                                                             balance      Rate       expense       balance     Rate       expense
                                                            ---------     ----       -------      ---------    -----   -----------
                                                            (000,000)                 (000)       (000,000)                (000)
INTEREST EARNING ASSETS
Time deposits, principally Eurodollars (a).............     $  1,435      4.08%   $   58,613      $  1,213     6.52%   $    79,125
Investment securities (b):
 U.S. Government.......................................        2,321      6.97       161,760         2,061     8.04        165,700
 State and municipal...................................          423      9.40        39,766           466    10.44         48,664
Other..................................................          550      7.82        43,024           671     9.23         61,945
                                                            --------              ----------      --------             -----------
      Total investment securities......................        3,294      7.42       244,550         3,198     8.64        276,309

Federal funds sold.....................................          510      4.43        22,611           450     6.40         28,813
Trading account securities.............................            1      7.20            72             1     5.10             51
Loans (b)(c)(d):
  Domestic:
   Commercial, industrial and other....................        7,234      8.31       601,294         7,993     9.71        776,261
   Real estate.........................................        6,854      8.51       583,562         6,571     9.47        622,340
   Consumer............................................        2,471     12.35       305,193         3,653    14.35        524,058
   Financial institutions..............................          832      6.24        51,903           900     8.71         78,420
   Factoring receivable................................          486      9.70        47,154           480    10.69         51,327
   Lease financing.....................................          562      8.87        49,848           546     9.50         51,876
Foreign................................................          429      6.53        28,018           431     8.68         37,429
                                                            --------              ----------      --------             -----------
      Total loans, net of discounts....................       18,868      8.83     1,666,972        20,574    10.41      2,141,711
                                                            --------              ----------      --------             -----------
      Total interest earning assets (d)(e).............     $ 24,108      8.26     1,992,818      $ 25,436     9.93      2,526,009
                                                            ========     -----    ----------      ========     ----    -----------
FUNDING SOURCES
Interest bearing liabilities (b):
 Deposits in domestic offices (f):
  Commercial...........................................     $    796      4.40        34,996      $  1,466     6.42         94,181
  NOW accounts.........................................        1,671      2.44        36,858         1,444     4.54         58,450
  Money Market Accounts................................        4,225      2.89       122,086         3,947     4.91        193,621
  Consumer savings.....................................        2,612      2.74        71,495         2,024     4.62         93,408
  Consumer certificates................................        5,446      5.08       276,701         6,449     6.73        433,790
 Time deposits of overseas branches
   and subsidiaries....................................          756      3.75        28,319         1,227     6.27         76,929
                                                            --------              ----------      --------             -----------
      Total interest bearing deposits..................       15,506      3.72       570,455        16,557     5.79        950,379
                                                            --------              ----------      --------             -----------
 Short-term funds borrowed:
   Federal funds purchased.............................          990      3.41        33,735         1,321     5.58         73,742
   Commercial paper....................................          539      3.72        20,030           791     6.28         49,657
   Other...............................................          128      5.25         6,715           700     6.89         48,206
                                                            --------              ----------      --------             -----------
      Total short-term funds borrowed..................        1,657      3.65        60,480         2,812     6.10        171,605
                                                            --------              ----------      --------             -----------
 Long-term debt (g)....................................        1,312      6.06        78,425         1,168     7.86         90,363
                                                            --------              ----------      --------             -----------
      Total interest bearing liabilities...............       18,475      3.84       709,360        20,537     5.90      1,212,347
Portion of non-interest bearing funding sources........        5,633                                 4,899
                                                            --------                              --------
      Total funding sources (e)........................     $ 24,108      2.94       709,360      $ 25,436     4.77      1,212,347
                                                            ========      ----    ----------      ========     ----    -----------
Net interest income and net interest margin............                   5.32%   $1,283,458                   5.16%   $ 1,313,662
                                                                          ====    ==========                   ====    ===========

(a)  Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of interest rate swaps is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c)  Yields and income on loans include fees on loans.
(d)  Non-performing loans are include in interest earning assets.
(e) For the years 1995-1991, 7%, 7%, 7%, 10%, and 9%, respectively, of total average assets and liabilities are attributed to foreign operations.
(f) Average balances on time deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.
(g) Rates on long-term debt are based on average balances excluding capital lease obligations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
 RATES: CONTINUED

                                                      1992                             1991
                                          ---------------------------   --------------------------------
                                           Average           Income/      Average               Income/
                                           balance    Rate   expense      balance      Rate     expense
                                           -------    ----   -------      -------      ----     -------
                                          (000,000)            (000)     (000,000)                (000)
NON-INTEREST EARNING ASSETS
Cash....................................  $  2,114                       $  1,973
Allowance for loan losses...............      (463)                          (512)
Other assets............................     1,795                          1,746
                                          ---------                       --------
      Total non-interest earning assets.  $  3,446                        $ 3,207
                                          =========                       ========

TOTAL AVERAGE ASSETS....................  $ 27,554                        $28,643
                                          =========                       ========

NON-INTEREST BEARING FUNDING SOURCES
Demand deposits:
  Domestic..............................  $  5,437                        $ 4,752
  Foreign...............................       324                            308
Other liabilities.......................     1,368                          1,184
Shareholders' equity....................     1,950                          1,862
Non-interest bearing funding sources
 used to fund earning assets............    (5,633)                        (4,899)
                                          ---------                       --------
     Total net non-interest bearing
         funding sources................  $  3,446                       $  3,207
                                          =========                       ========

SUPPLEMENTARY AVERAGES
Net demand deposits.....................  $  3,998                        $ 3,306
Net Federal funds purchased.............       480    2.32%  $11,124          871      5.16%    $44,929
Commercial certificates of deposit in
 domestic offices over $100,000.........       702    4.38    30,739        1,310      6.47      84,812
Average prime rate......................              6.25                             8.46

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED
CONDENSED CONSOLIDATED STATEMENT OF INCOME
 AND SELECTED FINANCIAL DATA
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                               Year Ended December 31,
                                                   --------------------------------------------------------------------------
CONDENSED CONSOLIDATED STATEMENT OF INCOME            1995             1994             1993           1992           1991
                                                   ----------       ----------       ----------     ----------     ----------
Interest income and fees........................   $2,262,305       $1,929,527       $1,841,864     $1,961,838     $2,485,277
Interest expense................................      773,771          540,158          516,593        709,360      1,212,367
                                                   ----------       ----------       ----------     ----------     ----------
   Net interest income..........................    1,488,534        1,389,369        1,325,271      1,252,478      1,272,910
Provision for losses on loans...................      105,000          246,900          121,201        160,250        291,261
                                                   ----------       ----------       ----------     ----------     ----------
   Net interest income after
     provision for losses on loans..............    1,383,534        1,142,469        1,204,070      1,092,228        981,649
Non-interest income.............................      605,666          567,540          574,030        610,664        615,565
Non-financial expenses..........................    1,274,398        1,317,561        1,241,862      1,306,593      1,319,465
                                                   ----------       ----------       ----------     ----------     ----------
Income before income taxes......................      714,802          392,448          536,238        396,299        277,749
Provision for income taxes......................      262,565          143,656          173,809        128,165         97,432
                                                   ----------       ----------       ----------     ----------     ----------
Income before cumulative
 effect of a change in accounting
  principle.....................................      452,237          248,792          362,429        268,134        180,317
Cumulative effect of a change in
  accounting principle, net of tax..............          -             (3,430)         (13,010)       (84,946)           -
                                                   ----------       ----------       ----------     ----------     ----------
Net income......................................   $  452,237       $  245,362       $  349,419     $  183,188     $  180,317
                                                   ==========       ==========       ==========     ==========     ==========

PER COMMON SHARE DATA:
 Income before cumulative effect of a
  change in accounting principle................        $3.22(a)         $1.75(b)         $2.49          $1.97          $1.35
 Net income.....................................         3.22(a)          1.73(b)          2.40           1.35           1.35
 Dividends paid.................................         1.36             1.20             1.11           1.00           0.96
 Dividends declared.............................         1.44             1.24             1.14           1.02           0.97
Average common shares outstanding...............      140,600          142,498          145,398        135,813        133,237


OPERATING RATIOS:
 Income before cumulative effect of a change in
  accounting principle as a percent of:
    Average common shareholders equity..........        19.59(a) %       10.96(b)%        16.49%          13.7%          9.68%
    Average total assets........................         1.59(a)          0.90(b)          1.31           0.97           0.63
Average total shareholders equity as a percent of
  average total assets..........................         8.12             8.20             7.94           7.08           6.50
Dividends declared as a percent of income from
  continuing operations.........................        44.72(a)         70.86(b)         45.78          51.78          71.85

FULL TIME EQUIVALENT STAFF......................       13,598           15,076           16,017         16,271         16,571

______________________
(a) Includes the impact of an after-tax net restructuring charge of $62.5 million, or $0.44 per share and an after-tax gain of $0.08 per share related to a change in ownership interests in a joint venture. Excluding the impact of these items, net income per common share was $3.58, return on average common shareholders' equity was 21.78%, and return on average total assets was 1.77%.

(b) Includes the impact of after-tax merger-related charges of $0.89 per share recorded for the acquisition of Constellation Bancorp and $0.28 per share recorded for the acquisition of Independence Bancorp, Inc. Excluding the impact of these merger-related charges, per share income before the cumulative effect of a change in accounting principle was $2.92, return on average common shareholders' equity was 18.34%, and return on average total assets was 1.50% (see Note 2 to the Financial Statements).

CORESTATES FINANCIAL CORP AND
SUBSIDIARIES SUPPLEMENTAL FINANCIAL DATA: CONTINUED
CONDENSED CONSOLIDATED BALANCE SHEET
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                    December 31,
                                                     -----------------------------------------------------------------------
                                                         1995           1994           1993          1992            1991
                                                     -----------    -----------    -----------    -----------    -----------
ASSETS
Cash and due from banks.........................     $ 2,755,636    $ 2,262,512    $ 2,521,676    $ 2,510,001    $ 2,210,383
Time deposits, principally Eurodollars..........       1,841,799      1,750,458      1,319,457      1,815,394      1,673,553
Federal funds sold..............................         594,868        731,820        161,527        266,890        376,300
Trading account securities......................           1,336          1,206          6,393          2,796          1,255
Investment securities...........................       1,990,332      2,880,631      3,599,166      3,588,348      3,298,107
Loans...........................................      21,046,535     20,526,216     19,776,258     18,940,402     19,418,084
Allowance for loan losses.......................        (495,075)      (500,631)      (450,823)      (442,267)      (473,301)
Due from customers on acceptances...............         549,557        342,211        332,234        632,976        212,024
Premises, equipment and other assets............       1,335,628      1,330,713      1,168,729      1,418,177      1,467,492
                                                     -----------    -----------    -----------    -----------    -----------
     Total assets...............................     $29,620,616    $29,325,136    $28,434,617    $28,732,717    $28,183,897
                                                     ===========    ===========    ===========    ===========    ===========

LIABILITIES
Deposits:
  Domestic:
   Non-interest bearing.........................     $ 6,700,599    $ 6,362,470    $ 6,649,367    $ 6,460,415    $ 5,930,296
   Interest bearing.............................      13,661,766     14,565,051     13,686,027     14,446,043     15,147,941
  Overseas branches and subsidiaries............       1,140,068      1,113,365        796,902        766,119        839,327
                                                     -----------    -----------    -----------    -----------    -----------
     Total deposits.............................      21,502,433     22,040,886     21,132,296     21,672,577     21,917,564
Short-term funds borrowed.......................       2,091,722      1,546,201      1,884,125      1,904,044      2,069,451
Bank acceptances outstanding....................         549,048        336,103        337,180        635,544        213,613
Other liabilities...............................       1,399,660      1,260,722      1,123,342      1,068,395        814,888
Long-term debt..................................       1,698,334      1,791,110      1,589,290      1,357,598      1,240,970
                                                     -----------    -----------    -----------    -----------    -----------
     Total liabilities..........................      27,241,197     26,975,022     26,066,233     26,638,158     26,256,486
                                                     -----------    -----------    -----------    -----------    -----------

SHAREHOLDERS' EQUITY
Preferred.......................................          -              -              -              -              -
Common..........................................       2,379,419      2,350,114      2,368,384      2,094,559      1,927,411
                                                     -----------    -----------    -----------    -----------    -----------
     Total shareholders' equity.................       2,379,419      2,350,114      2,368,384      2,094,559      1,927,411
                                                     -----------    -----------    -----------    -----------    -----------
     Total liabilities and
         shareholders equity....................     $29,620,616    $29,325,136    $28,434,617    $28,732,717    $28,183,897
                                                     ===========    ===========    ===========    ===========    ===========
Book value per common share.....................          $17.24         $16.22         $16.29         $14.48         $14.40
                                                          ======         ======         ======         ======         ======

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED


RATE/VOLUME ANALYSIS TAXABLE EQUIVALENT BASIS
(in thousands)

                                                           1995 VS. 1994                         1994 vs. 1993
                                               -------------------------------------  -----------------------------------
                                                 INCREASE (DECREASE) IN INTEREST        Increase (decrease) in interest
                                               -------------------------------------  -----------------------------------
                                                 INCOME/     CHANGE ATTRIBUTABLE TO    Income/     Change attributable to
                                                             -----------------------              -----------------------
                                                 EXPENSE       VOLUME        RATE      expense      Volume        Rate
                                               -----------   ----------   ----------  ---------   ----------   ----------
INTEREST EARNING ASSETS
-----------------------
Time deposits, principally
  Eurodollars................................   $ 50,300     $ 14,115      $ 36,185    $ 22,049     $  7,030     $ 15,019
Investment securities........................    (21,179)     (34,857)       13,678     (49,722)     (34,241)     (15,481)
Federal funds sold...........................      6,773        3,008         3,765         472       (2,170)       2,642
Trading account securities...................       (120)         (56)          (64)         86           42           44
Loans:
   Domestic..................................    269,023       99,464       169,559     105,065       52,969       52,096
   Foreign...................................     23,967       10,908        13,059       4,425        2,154        2,271
                                                --------     --------      --------    --------     --------     --------
      Total interest income..................    328,764       92,582       236,182      82,375       25,784       56,591
                                                --------     --------      --------    --------     --------     --------

INTEREST BEARING FUNDS
----------------------
Deposits:
  Domestic...................................    152,634       38,958       113,676     (24,993)     (14,796)     (10,197)
  Overseas...................................     15,211        4,928        10,283      10,038        2,390        7,648
Short-term funds borrowed:
  Federal funds purchased....................      9,384       (4,202)       13,586         718       (8,174)       8,892
  Other......................................     25,160        9,765        15,395      17,404        9,720        7,684
Long-term debt...............................     31,224        8,541        22,683      20,398        9,696       10,702
                                                --------     --------      --------    --------     --------     --------
      Total interest expense.................    233,613       57,990       175,623      23,565       (1,164)      24,729
                                                --------     --------      --------    --------     --------     --------

NET INTEREST INCOME..........................   $ 95,151     $ 34,592      $ 60,559    $ 58,810     $ 26,948     $ 31,862
-------------------                             ========     ========      ========    ========     ========     ========

NOTES TO RATE/VOLUME ANALYSIS

Changes in interest income or expense not arising solely as a result of volume or rate variances are allocated to rate variances due to the interest sensitivity of consolidated assets and liabilities.

Included in interest income is $58.7 million, $66.2 million, $62.1 million of loan fees for the years ended 1995, 1994 and 1993, respectively.

Non-performing loans are included in interest earning assets.

The changes in interest expense on domestic deposits attributable to volume and rate are adjusted by specific reserves as average balances are reduced by such reserve amounts for purposes of rate calculations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED


LOAN PORTFOLIO

The following are summaries of certain loan categories, net of unearned discounts, for the five years ended December 31, 1995 (in thousands):

                                                 1995            1994             1993             1992             1991
                                             ------------    ------------     ------------     ------------     ------------
Domestic loans:
  Commercial, industrial and other......      $ 9,440,727     $ 8,688,733      $ 7,879,451      $ 7,354,666      $ 7,503,223
                                              -----------     -----------      -----------      -----------      -----------
  Real estate loans:
    Construction and development........          366,576         331,369          367,364          501,404          754,089
    Residential.........................        2,571,788       3,180,227        3,121,008        3,314,111        3,106,984
    Other, primarily commercial
     mortgages and commercial loans
      secured by owner-occupied
      real estate.......................        2,577,755       2,979,053        3,175,284        3,212,582        2,984,798
                                              -----------     -----------      -----------      -----------      -----------
        Total real estate loans.........        5,516,119       6,490,649        6,663,656        7,028,097        6,845,871
                                              -----------     -----------      -----------      -----------      -----------
  Consumer loans:
    Installment.........................        1,331,442       1,386,776        1,356,633        1,379,760        1,762,210
    Credit card.........................        1,546,900       1,374,598        1,178,972          957,168          979,327
                                              -----------     -----------      -----------      -----------      -----------
        Total consumer loans............        2,878,342       2,761,374        2,535,605        2,336,928        2,741,537
                                              -----------     -----------      -----------      -----------      -----------
  Financial institutions................          950,943         668,119          870,489          783,125          996,500
  Factoring receivables.................          557,272         622,380          555,211          454,244          402,752
  Lease financing.......................          737,631         710,338          728,764          583,187          536,836
                                              -----------     -----------      -----------      -----------      -----------
         Total domestic loans...........       20,081,034      19,941,593       19,233,176       18,540,247       19,026,719
                                              -----------     -----------      -----------      -----------      -----------
Foreign loans:
  Loans to or guaranteed by foreign
    banks:
      Government owned and central
        banks...........................             -               -                -                 257            1,506
      Other foreign banks...............          614,901         300,590          332,149          203,103          130,308
                                              -----------     -----------      -----------      -----------      -----------
                                                  614,901         300,590          332,149          203,360          131,814
  Commercial and industrial.............          350,600         274,720          210,573          196,795          242,098
  Loans to other financial institutions.             -              9,313              360             -              17,453
                                              -----------     -----------      -----------      -----------      -----------
        Total foreign loans.............          965,501         584,623          543,082          400,155          391,365
                                              -----------     -----------      -----------      -----------      -----------
                Total loans.............      $21,046,535     $20,526,216      $19,776,258      $18,940,402      $19,418,084
                                              ===========     ===========      ===========      ===========      ===========

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED

RISK ELEMENT DATA:

FOREIGN OUTSTANDINGS - (IN THOUSANDS)

While the associated risks are clearly recognized, international lending is a part of the Corporation's wide range of international services. It is the Corporation's intent to remain involved in providing the international financial services needed for the increasingly global competition faced by customers. At December 31, 1995, 1994 and 1993, there were no aggregate foreign outstandings (defined as loans, investments, acceptances and time deposits) to borrowers in a foreign country that exceeded 1% of total assets. Outstandings below 1%, but over .75% of total assets were $239,000 in France and $232,000 in Germany at December 31, 1995, and $223,000 in the United Kingdom at December 31, 1994. There were no outstandings below 1%, but over .75% at December 31, 1995.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED

NON-PERFORMING ASSETS

The following represents the Corporation's non-accrual loans, renegotiated loans and other real estate owned for the five years ended December 31, 1995 (in thousands):

                                       1995         1994         1993         1992         1991
                                    ----------   ----------   ----------   ----------   ----------
NON-ACCRUAL LOANS
Domestic.........................    $ 143,240    $ 244,406    $ 246,512    $ 411,120    $ 565,644
Foreign..........................         -             158          171        3,047        8,797
                                     ---------    ---------    ---------    ---------    ---------
     Total non-accrual loans.....      143,240      244,564      246,683      414,167      574,441
                                     ---------    ---------    ---------    ---------    ---------
RENEGOTIATED LOANS (a)...........        1,615        1,657       56,457       63,074       46,611
                                     ---------    ---------    ---------    ---------    ---------
     Total non-performing loans..      144,855      246,221      303,140      477,241      621,052
                                     ---------    ---------    ---------    ---------    ---------
OTHER REAL ESTATE OWNED (OREO)...       26,647       64,663      135,528      194,312      181,546
                                     ---------    ---------    ---------    ---------    ---------
Total non-performing assets......    $ 171,502    $ 310,884    $ 438,668    $ 671,553    $ 802,598
                                     =========    =========    =========    =========    =========

Non-performing assets as a
  percentage of loans plus OREO..        0.81%        1.51%        2.20%        3.51%        4.09%
                                         ====         ====         ====         ====         ====

Non-performing assets as a
  percentage of total assets.....        0.58%        1.06%        1.54%        2.34%        2.85%
                                         ====         ====         ====         ====         ====

_______________________
(a)  There were no foreign renegotiated loans in any periods presented.

The following reflects the effect of non-accrual and renegotiated loans on both interest income and net interest income for the three years ended December 31, 1995 (in thousands):

                                               1995        1994        1993
                                             --------    --------    --------
Interest income which would have been
 recorded in accordance with original
 terms:
 Domestic...............................     $ 19,022    $ 25,347    $ 30,838
 Foreign................................            8           9          38
                                             --------    --------    --------
  Total.................................       19,030      25,356      30,876
                                             --------    --------    --------
Interest income reflected in total
 operating income:
 Domestic...............................       13,509      12,003      17,300
 Foreign................................            -           -           -
                                             --------    --------    --------
  Total.................................       13,509      12,003      17,300
                                             --------    --------    --------

Net reduction in interest income and
 net interest income....................     $  5,521    $ 13,353    $ 13,576
                                             ========    ========    ========


ACCRUING LOANS PAST DUE 90 DAYS OR MORE

Accruing loans 90 days or more past due as to payment of interest or principal for the five years ended December 31, 1995 were as follows (in thousands):

                                              1995        1994        1993        1992         1991
                                            --------    --------    --------    --------    ---------
Total (a)...............................    $58,942     $53,104     $53,524     $95,866     $110,143
                                            =======     =======     =======     =======     ========

______________________
(a) There were no foreign loans past due 90 days or more in any periods presented.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED


CONSOLIDATED ALLOWANCE FOR LOAN LOSSES

The following table summarizes the distribution of loan charge-offs and recoveries by type of loan for the five years ended December 31, 1995 (in thousands):

                                                           1995       1994         1993         1992          1991
                                                        ---------   --------    ---------    ---------     ---------
Balance at beginning of year:
Domestic............................................    $480,631    $440,823    $432,267     $463,301       $495,775
Foreign.............................................      20,000      10,000      10,000       10,000         16,513
                                                        --------    --------    --------     --------       --------
                                                         500,631     450,823     442,267      473,301        512,288
                                                        --------    --------    --------     --------       --------

Allowance for loans purchased  at date of purchase:
    Domestic........................................           -      23,763       2,703        1,028              -
                                                        --------    --------    --------     --------       --------

Allowance for loans sold at date of sale:
    Domestic........................................           -           -           -      (14,700)       (27,486)
    Foreign.........................................           -           -        (353)           -              -
                                                        --------    --------    --------     --------       --------
                                                               -           -        (353)     (14,700)       (27,486)
                                                        --------    --------    --------     --------       --------
Recoveries, by type of loan:
    Domestic:
      Commercial, industrial and other..............      31,637      25,893      45,207       25,865         26,636
      Real estate...................................      19,087      13,596       8,470        6,438          5,874
      Consumer......................................      17,393      20,300      18,170       21,852         20,729
      Financial institutions........................         231         654       2,246        2,776          1,966
      Foreign.......................................         293       2,616      12,645       13,138         26,586
                                                        --------    --------    --------     --------       --------
        Total recoveries............................      68,641      63,059      86,738       70,069         81,791
                                                        --------    --------    --------     --------       --------

Charge-offs, by type of loan:
    Domestic:
      Commercial, industrial and other..............      45,555     101,313      91,785      103,000        136,363
      Real estate...................................      47,934     126,189      59,191       69,896         99,650
      Consumer......................................      83,656      56,371      49,941       71,585        130,981
      Financial institutions........................       2,052          41         816        3,195         14,669
    Foreign.........................................           -           -           -            5          2,890
                                                        --------    --------    --------     --------       --------
        Total loans charged off.....................     179,197     283,914     201,733      247,681        384,553
                                                        --------    --------    --------     --------       --------

Total net charge-offs...............................     110,556     220,855     114,995      177,612        302,762
                                                        --------    --------    --------     --------       --------

Provision charged to operating expense:
    Domestic........................................     100,293     239,516     133,493      173,383        321,470
    Foreign.........................................       4,707       7,384     (12,292)(a)  (13,133)(a)    (30,209)(a)
                                                        --------    --------   ---------    ---------      ---------
                                                         105,000     246,900     121,201      160,250        291,261
                                                        --------    --------    --------     --------       --------
Balance at end of year:
    Domestic........................................     470,075     480,631     440,823      432,267        463,301
    Foreign.........................................      25,000      20,000      10,000       10,000         10,000
                                                        --------    --------    --------     --------       --------
                                                        $495,075    $500,631    $450,823     $442,267       $473,301
                                                        ========    ========    ========     ========       ========
RATIOS
Net charge-offs as a percentage
  of average loans outstanding......................        0.53%       1.13%       0.60%        0.94%          1.47%
                                                            ====        ====        ====         ====           ====
Allowance for loan losses as a
  percentage of year-end loans......................        2.35%       2.44%       2.28%        2.34%          2.44%
                                                            ====        ====        ====         ====           ====

________________________
(a) Reflects reallocation of the foreign allowance for loan losses to the domestic allowance for loan losses.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA:  CONTINUED

DISTRIBUTION OF ALLOWANCE FOR LOAN LOSSES (a)

The distribution of the allowance for loan losses and the percentage of each loan type to total loans for the five years ended December 31, 1995 is illustrated in the table below (in millions):

December 31,

                                                1995                           1994                           1993
                                     ---------------------------   ----------------------------    --------------------------
                                                           %                              %                             %
                                                        OF LOAN                        OF LOAN                       OF LOAN
                                                        CATEGORY                       CATEGORY                      CATEGORY
                                                           TO                             TO                            TO
                                                          TOTAL                          TOTAL                         TOTAL
                                     ALLOWANCE            LOANS       ALLOWANCE          LOANS        ALLOWANCE        LOANS
                                     ---------          --------      ---------        --------       ---------      --------
Loan type
---------
Domestic:
  Commercial and industrial            $230.0              47%          $212.9             45%         $208.3           42%
  Real estate:
     Construction..........              30.0               2             55.9              2            69.0            2
     Other.................              70.0              24             79.9             30            63.4           32
  Consumer.................             120.5              14            101.9             13            83.1           13
  Other domestic loans.....              19.6               8             30.0              7            17.0            8
Foreign....................              25.0               5             20.0              3            10.0            3
                                       ------             ---           ------            ---          ------          ---
     Total.................            $495.1             100%          $500.6            100%         $450.8          100%
                                       ======             ===           ======            ===          ======          ===

                                                 1992                           1991
                                     ---------------------------    ---------------------------
                                                           %                              %
                                                        OF LOAN                        OF LOAN
                                                        CATEGORY                       CATEGORY
                                                           TO                             TO
                                                          TOTAL                          TOTAL
                                     ALLOWANCE            LOANS       ALLOWANCE          LOANS
                                     ---------          --------      ---------        --------
Loan type
---------
Domestic:
  Commercial and industrial            $206.7              42%          $238.1             41%
  Real estate:
     Construction..........              94.7               3             88.0              4
     Other.................              36.9              34             45.5             31
  Consumer.................              73.8              12             79.6             14
  Other domestic loans.....              20.2               7             12.1              8
Foreign....................              10.0               2             10.0              2
                                       ------             ---           ------            ---
     Total.................            $442.3             100%          $473.3            100%
                                       ======             ===           ======            ===

________________
(a) This portfolio. distribution is made for analytical purposes. It does not represent specific allocations of the allowance. The total allowance is available to absorb losses from any segment of the portfolio.

COMMERCIAL CERTIFICATES OF DEPOSIT OVER $100,000 ISSUED BY DOMESTIC OFFICES (in thousands)

                                               DECEMBER 31,
                              ----------------------------------------------
                                        1995                     1994
                              ---------------------     --------------------
                                AMOUNT      PERCENT       AMOUNT     PERCENT
                                ------      -------       ------     -------
MATURITY DISTRIBUTION
3 months or less...........   $177,411         80.6%    $225,348        84.0%
3 through 6 months.........     17,531          8.0       24,016         8.9
6 through 12 months........     15,808          7.2       16,432         6.1
Over 12 months.............      9,282          4.2        2,606         1.0
                              --------        -----     --------       -----
   Total...................   $220,032        100.0%    $268,402       100.0%
                              ========        =====     ========       =====

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED

INTEREST SENSITIVITY ANALYSIS AT DECEMBER 31, 1995
(in millions)

                                                                       Rate Maturity Period
                                             --------------------------------------------------------------------
                                                1-90       91-181     182-365      1-2        2-5   greater than 5
                                                Days        Days       Days       Years      Years       Years       Total
                                              --------    -------    --------   -------      -----       -----     -------
EARNING ASSETS
Federal funds sold, resale agreements and
   trading account securities...............  $   596                                                              $    596
Time deposits...............................      996     $    408   $    438                                         1,842
Investment securities.......................      452          155        381      $  430    $   439     $   133      1,990
Interest rate swaps.........................      862          812      1,279       1,125      2,788         906      7,771
Asset financial futures.....................        -           15        383          21          -           -        419
                                              -------     --------   --------      ------    -------     -------   --------
     Total discretionary assets.............    2,906        1,390      2,481       1,576      3,227       1,039     12,619
Total loans(a)..............................   15,030        1,240      1,076       1,432      1,871         396     21,046
                                              -------     --------   --------      ------    -------     -------   --------
Total earning assets........................   17,936        2,630      3,558       3,009      5,097       1,435     33,665
                                              -------     --------   --------      ------    -------     -------   --------

FUNDING SOURCES
Federal funds purchased, repurchase
   agreements and other short-term funds
   borrowed.................................    1,990          102          -           -          -           -      2,092
Domestic and foreign time deposits(b).......    1,312           18         12           1          5           -      1,348
Long-term debt..............................    1,023           20         21           2          7         625      1,698
Interest rate swaps.........................    7,246           25        200          71        224           4      7,771
Liability financial futures.................      167          237         15           -          -           -        419
                                              -------     --------   --------      ------    -------     -------   --------
     Total discretionary liabilities........   11,738          402        248          74        236         630     13,327
                                              -------     --------   --------      ------    -------     -------   --------
Savings certificates........................    1,382          933      1,724         599        453         255      5,347
Money market, savings and NOW accounts(c)...    2,347          584      1,008       1,672      2,497           -      8,108
Net non-interest bearing funds(d)(e)........    3,070            -          -           -          -       3,813      6,883
                                              -------     --------   --------      ------    -------     -------   --------
  Total savings certificates and
   indefinite
     maturity liabilities...................    6,800        1,516      2,732       2,271      2,950       4,068     20,337
                                              -------     --------   --------      ------    -------     -------   --------
Total net funding sources...................   18,538        1,919      2,980       2,345      3,185       4,698     33,665
                                              -------     --------   --------      ------    -------     -------   --------

Period gap..................................     (602)         711        577         664      1,912      (3,263)        -0-
Cumulative gap..............................     (602)         110        687       1,351      3,263           -         -0-
Adjustments(f)..............................      727         (726)      (586)       (656)    (1,977)      3,217         -0-
                                              -------     --------   --------      ------    -------     -------   --------
Adjusted period gap.........................  $   125     $    (14)  $     (9)     $    8    $   (64)    $   (46)  $     -0-
                                              =======     ========   ========      ======    =======     =======   ========
Cumulative gap..............................  $   125     $    111   $    102      $  110    $    46     $    -0-  $     -0-
                                              =======     ========   ========      ======    =======     =======   ========

Notes to interest sensitivity analysis:

(a) Non-performing loans are included in 1-90 days.
(b) Deposit volumes exclude time deposits not at interest.
(c) Adjustments to the interest sensitivity of savings and NOW account balances reflect managerial assumptions based on historical experience, simulation results as to the behavior of both the balances and rates on these products in potential future rate environments and CoreStates' intent for positioning these products.
(d) Net non-interest bearing funds is the sum of non-interest bearing liabilities and shareholders' equity minus non-interest earning assets.
(e) The estimated volume of stable net non-interest bearing funds is allocated to the over 1 year interest sensitivity period. Allocations to the under 1 year periods include: estimated volumes that are expected to vary inversely with interest rates; and the temporary difference between the actual volume of total net non-interest bearing funds on December 31, 1995 and the trend volume at the current level of interest rates.
(f) Adjustments reflect managerial assumptions as to the appropriate investment maturities for non-interest bearing funding sources, along with the funding of current investment and loan commitments.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA:  CONTINUED

LOAN MATURITY AND INTEREST SENSITIVITY, NET OF UNEARNED DISCOUNTS


The contractual maturity of loans outstanding at December 31, 1995 was as follows (in thousands):

                                                               Due after one
                                                 Due in one    year through    Due after
                                                year or less    five years     five years      Total
                                                ------------   -------------   ----------    ----------
Commercial, industrial and other loans........   $ 8,941,922    $1,652,337      $354,683    $10,948,942
                                                 -----------    ----------      --------    -----------
Real estate loans:
Construction and development..................       209,826       117,896        38,854        366,576
Other, primarily permanent commercial
                      mortgages...............       965,932     1,247,158       446,908      2,659,998
                                                 -----------    ----------      --------    -----------
      Total real estate loans.................     1,175,758     1,365,054       485,762      3,026,574
                                                 -----------    ----------      --------    -----------
Foreign loans.................................       913,874        43,646         7,981        965,501
                                                 -----------    ----------      --------    -----------
 Total loans (excluding loans to
  individuals)(a).............................   $11,031,554    $3,061,037      $848,426    $14,941,017
                                                 ===========    ==========      ========    ===========

_________________________
(a) Loans due after one-year totaling $2,187,140 have fixed interest rates. The remaining 43% of such loans or $1,647,254 have floating or adjustable rates.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
SUPPLEMENTAL FINANCIAL DATA: CONTINUED

INVESTMENT SECURITIES
(in thousands)

CARRYING VALUE AT DECEMBER 31,

                                               1995(a)          1994(a)        1993(a)
                                            -----------      -----------    -----------
U.S. Treasury...........................     $  564,429       $  914,009     $  972,076
U.S. Government agencies and
     corporations.......................        750,364        1,246,780      1,767,212
State and municipal.....................        236,322          306,117        356,438
Other...................................        439,217          413,725        503,440
                                             ----------       ----------     ----------
    Total...............................     $1,990,332       $2,880,631     $3,599,166
                                             ==========       ==========     ==========

_____________________
(a) Held-to-maturity and available-for-sale portfolios combined.


MATURITY DISTRIBUTION AND WEIGHTED AVERAGE YIELD AT DECEMBER 31, 1995(a)


                                                            U.S. Government                                   Total
                                                             Agencies and    State and               -----------------------
                                           U.S. Treasury     Corporations    Municipal     Other         Amount     Yield(b)
                                           -------------   ---------------   ---------    -------    -------------  --------
1 year or less..........................     $  262,139       $  244,245    $  90,957     $  22,884     $  620,225    6.21%
1 year through 5 years..................        301,933          335,616      106,975        69,490        814,014    6.15%
5 years through 10 years................            357           75,522       16,767        76,849        169,495    6.53%
After 10 years..........................              -           94,981       21,623       269,994        386,598    6.39%
                                             ----------       ----------   ----------    ----------     ----------
     Total..............................     $  564,429       $  750,364   $  236,322    $  439,217     $1,990,332    6.25%
                                             ==========       ==========   ==========    ==========     ==========

_______________________
(a) Held-to-maturity and available-for-sale portfolios combined.
(b) The weighted average yield has been computed on a tax equivalent basis using an effective tax rate of 35%. The amount of the tax equivalent adjustment by range of maturity is as follows: 1 year or less - $2,371; 1 year to 5 years-$2,888; 5 years to 10 years - $482 and after 10 years - $3,188.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
GRAPHICS APPENDIX LIST TO EXHIBIT 13


Narrative description of graphs from the Management's Discussion and Analysis of Financial Condition and Results of Operations:

               EDGAR VERSION                                   TYPESET VERSION
               -------------                                   ---------------
Page 14 contains the plotting points for the      Page 16
AVERAGE COMMON EQUITY TO ASSETS GRAPH             The Average Common Equity to Assets graph is a
                                                  five year, vertical bar graph with the years 1991,
                                                  1992, 1993, 1994 and 1995 listed along the x axis.
                                                  Lines numbering 0 to 9 are drawn along the y axis
                                                  and represent, in percent, the average common
                                                  equity to assets ratio.  There are 2 bars for each
                                                  year: the first representing the CoreStates ratio
                                                  and the second representing the Salomon Brothers
                                                  Superregional Bank Composite Index ratio.

Page 17 contains the plotting points for the      Page 17
WHOLESALE LOANS BY INDUSTRY GRAPH                 The Wholesale Loans by Industry graph is a
                                                  horizontal bar graph with 12 wholesale loan
                                                  industries listed down the y axis.  One bar
                                                  extends out from each industry, parallel to the x
                                                  axis and represents the industry's December 31,
                                                  1995 loan outstandings as a percentage of December
                                                  31, 1995 equity.  A second bar is overlayed on top
                                                  of the first bar and represents the percentage of
                                                  the industry's loan outstandings that are
                                                  non-performing.

Page 25 contains the plotting points for the      Page 23
NET INTEREST MARGIN GRAPH                         The Net Interest Margin graph is a five year,
                                                  vertical bar graph with the years 1991, 1992,
                                                  1993, 1994 and 1995 listed along the x axis.
                                                  Lines numbering 0 to 6 are drawn along the y axis
                                                  and represent, in percent, the net interest
                                                  margin.  There are 2 bars for each year:  the
                                                  first representing the CoreStates margin and the
                                                  second representing the Salomon Brothers
                                                  Superregional Bank Composite Index margin.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
GRAPHICS APPENDIX LIST TO EXHIBIT 13 - (CONTINUED)


Narrative description of graphs from the Management's Discussion and Analysis of Financial Condition and Results of Operations:

               EDGAR VERSION                                   TYPESET VERSION
               -------------                                   ---------------
Page 36 contains the plotting points for the      Page 30
EARNING ASSET MIX GRAPH                           The Earning Asset Mix graph is a five year,
                                                  vertical bar graph with the years 1991, 1992,
                                                  1993, 1994 and 1995 listed along the x axis.  One
                                                  bar is drawn in each year to represent 100% of
                                                  average earning assets.  Each bar is divided into
                                                  three sections along the y axis, representing the
                                                  percentage of average earning assets comprised of:
                                                  1) loans; 2) investment securities; and 3)
                                                  short-term money market investments.

Page 36 contains the plotting points for the      Page 30
FUNDING MIX GRAPH                                 The Funding Mix graph is a five year, vertical bar graph
                                                  with the years 1991, 1992, 1993, 1994 and 1995 listed
                                                  along the x axis. One bar is drawn in each year to represent
                                                  100% of average earning assets, excluding short-term money market investments. Each bar is divided into three sections along the y axis, representing the percentage of: 1) retail deposits; 2) other interest bearing sources; and 3) non-interest bearing sources to average earning assets, excluding short-term money market investments.

Page 37 contains the plotting points for the      Page 31
OPERATING REVENUE GRAPH                           The Operating Revenue graph is a five year,
                                                  vertical bar graph with the years 1991, 1992,
                                                  1993, 1994 and 1995 listed along the x axis.  One
                                                  bar is drawn in each year to represent the total
                                                  dollar amount of operating revenue (tax equivalent
                                                  net interest income plus non-interest income)
                                                  recorded, in millions.  Each bar is divided into
                                                  three sections along the y axis, representing the
                                                  dollar amount of operating revenue derived from:
                                                  1) loan and investment related net interest
                                                  income; 2) net interest income derived from
                                                  non-credit balances; and 3) non-interest income.
