Form 10-K, Exhibit 13
period 1996-12-31
CORESTATES FINANCIAL CORP
filed 1997-03-25
CIK 69952

                                                                      EXHIBIT 13



                                      1996


                                 ANNUAL REPORT


                               FINANCIAL SECTIONS



                                                                    Page
                                                                   -------

               Consolidated Financial Highlights (Inside Cover)     2
               Contents of Financial Section                        3
               MD&A                                                 4 - 42
               Management's and Auditor's Reports                  43 - 45
               Audited Financial Statements                        46 - 82
               Supplemental Data                                   83 - 95

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
CONSOLIDATED FINANCIAL HIGHLIGHTS
(dollar amounts in thousands, except per share)


Year Ended December 31,                                               1996           1995
                                                                 -------------  -------------
Earnings and Dividends Applicable to Common Shares
Net income (a).................................................   $   649,144    $   655,176
Cash dividends declared........................................       371,135        294,393

Per Share
Net income (a).................................................   $      2.97    $      2.95
Cash dividends declared........................................          1.73           1.44
Book value.....................................................         17.40          17.61

Selected Financial Ratios
Return on average total assets (a).............................          1.48%          1.47%
Return on average common shareholders' equity (a)..............         16.69          17.51
Net interest margin............................................          5.53           5.47
Tier 1 leverage ratio..........................................          8.46           7.99
Tier 1 capital ratio...........................................          9.45           9.20
Total capital ratio............................................         13.23          12.71
Allowance for loan losses to loans.............................          2.17           2.11
Non-performing assets to loans plus OREO.......................          0.75           0.85
Non-performing assets to total assets..........................          0.54           0.58
Allowance for loan losses to non-performing loans..............         321.7          290.4

Financial Position at December 31,                                    1996           1995
                                                                  -----------    -----------
Assets.........................................................   $45,494,194    $45,997,242
                                                                  ===========    ===========
Loans..........................................................   $32,777,032    $31,714,152
                                                                  ===========    ===========
Deposits.......................................................   $33,727,156    $33,963,820
                                                                  ===========    ===========
Shareholders' equity...........................................   $ 3,695,694    $ 3,875,565
                                                                  ===========    ===========
---------------------------

(a) Selected financial results, excluding the significant items listed below, were as follows:

                                                                      1996          1995
                                                                 -------------  -----------
Net income.....................................................      $649,144     $655,176
Excluding the following after-tax items:
  Net restructuring and merger-related charges.................       150,840       92,251
  Certain net investment gains.................................       (28,115)      (8,638)
  SAIF special assessment......................................         8,920            -
  Gain on affiliate joint venture..............................             -      (11,761)
                                                                     --------     --------
Operating earnings.............................................      $780,789     $727,028
                                                                     ========     ========
Operating earnings per share...................................      $   3.57     $   3.28
                                                                     ========     ========
Return on average total assets.................................          1.78 %       1.63 %
Return on average common shareholders' equity..................         20.07        19.43

CoreStates Financial Corp and Subsidiaries


CONTENTS OF FINANCIAL SECTION                                                                               PAGE
                                                                                                          -------
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS.........................................................     4 - 42

FINANCIAL STATEMENTS

Management's Report on Internal Controls Over Financial Reporting.....................................    43 - 44
Report of Independent Auditors........................................................................       45
Consolidated Statements of Income for the years ended December 31, 1996,  1995 and 1994...............       46
Consolidated Balance Sheets as of December 31, 1996 and 1995..........................................       47
Consolidated Statements of Changes in Shareholders' Equity for the years ended
     December 31, 1996, 1995 and 1994.................................................................    48 - 49
Consolidated Statements of Cash Flows for the years ended December 31, 1996, 1995 and 1994............    50 - 51
Notes to the Consolidated Financial Statements........................................................    52 - 82

SUPPLEMENTAL FINANCIAL DATA

Five Year Average Balance Sheet, Statement of Income and Balance Sheet................................    83 - 88
Rate/Volume Analysis Taxable Equivalent Basis.........................................................       89
Loan Portfolio, Risk Elements and Allowance for Loan Losses Data......................................    90 - 93
Selected Maturity and Interest Sensitivity Data.......................................................    93 - 95


CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations

OVERVIEW

  For CoreStates Financial Corp ("CoreStates"), 1996 was a productive year measured by solid earnings performance and the successful completion of several strategic initiatives designed to enhance shareholder value. During 1996, CoreStates completed its acquisition of Meridian Bancorp, Inc. ("Meridian"), the integration of the businesses and operations of Meridian and the major process redesign programs begun in 1995. CoreStates consummated its acquisition of Meridian on April 9, 1996 ("the Acquisition"). The Acquisition was accounted for under the pooling of interests method of accounting. CoreStates' originally reported results of operations have been restated herein to include Meridian's results of operations for all periods presented.

  Other 1996 actions enhancing shareholder value were the Board of Directors' authorizations to increase the quarterly dividend amount on CoreStates' common stock by 11.9%, from $0.42 per share to $0.47 per share and to repurchase up to 22 million shares of common stock, or approximately 10% of outstanding shares through December 31, 1997.

  Earnings - In a year when the banking industry continued to be impacted by
  --------
consolidations and rapid changes in technology, products and services, CoreStates increased 1996 operating earnings by 8.8% on a per share basis. "Operating earnings" for 1996, which has been defined for purposes of this discussion as net income excluding net restructuring and merger-related charges, a special assessment on deposits insured under the Savings Associations Insurance Fund ("SAIF"), and certain net investment gains, were $780.8 million, or $3.57 per share. Operating earnings for 1995 were $727.0 million, or $3.28 per share. The growth in operating earnings for 1996 was primarily driven by expense reductions resulting from process redesigns and merger-related efficiencies. CoreStates recorded net income of $649.2 million, or $2.97 per share in 1996, compared to net income of $655.2 million, or $2.95 per share in 1995. The restructuring and merger-related charges, SAIF special assessment and the net investment gains are discussed below.


  Operating earnings, key performance ratios and per share information are summarized in the following table (in millions, except per share):

                                                                                                  Percentage
                                                                                              increase (decrease)
                                                                                           -------------------------
                                                        1996        1995        1994         '96/'95       '95/'94
                                                      --------    --------    --------        ------        ------
Net interest income (taxable equivalent basis)....    $2,167.7    $2,200.2    $2,107.5         (1.5)%         4.4%
                                                      ========    ========    ========
Net income........................................    $  649.2    $  655.2    $  433.2         (0.9)         51.2
Exclude after-tax effects of:
 Net restructuring and merger-related charges.....       150.8        92.2       166.4
 Certain net investment gains.....................       (28.1)       (8.6)          -
 SAIF special assessment..........................         8.9           -           -
 Gain on affiliate joint venture..................           -       (11.8)          -
                                                      --------    --------    --------
Operating earnings................................    $  780.8    $  727.0    $  599.6          7.4          21.2
                                                      ========    ========    ========
Operating earnings per share......................    $   3.57    $   3.28    $   2.65          8.8          23.8
                                                      ========    ========    ========

Return on average assets (a)......................        1.78%       1.63%       1.37%
Return on average equity (a)......................       20.07       19.43       16.54
Net interest margin...............................        5.53        5.47        5.33
Expense/revenue ratio(a)..........................       53.71       57.07       62.08

Average common shares outstanding.................      218.812     222.268     226.234

----------
(a)  Calculated based on "Operating earnings."

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

OVERVIEW - continued

  Operating earnings for 1996 improved $53.8 million primarily as a result of a $124.0 million, or 7.1% reduction in non-financial expenses (see the detailed discussion of "Non-Financial Expenses" on page 41). CoreStates' expense/revenue ratio (total operating expenses, excluding other real estate owned expenses, as a percentage of total revenues) was 53.7% in 1996. This compares to expense/revenue ratios of 57.1% in 1995 and 62.1% in 1994. The expense/revenue ratio improved quarterly during 1996 and 1995 as a result of process redesigns and merger-related efficiencies. Merger-related efficiencies achieved in 1996 were approximately $47 million pre-tax, $30 million after-tax, or $0.14 per share. Merger efficiencies were impacted by approximately $9 million in revenue losses. A slight decline in net interest income, an increase in the provision for losses on loans, and modest growth in non-interest income tempered the impact of reduced non-financial expenses in 1996. For detailed discussions of net interest income, the provision for losses on loans and non-interest income, see pages 38, 21 and 39, respectively.

  Key performance measures based on operating earnings remained strong and continued to be among the highest in the banking industry. Returns on average equity and assets were 20.07% and 1.78%, respectively, in 1996, compared to 19.43% and 1.63%, respectively, in 1995. The 1996 Salomon Brothers Superregional Bank composites for returns on average equity and assets were 16.40% and 1.38%, respectively. The Salomon Brothers Superregional Bank composite includes CoreStates and is comprised of 18 U.S. superregional banking companies.

  1996 Business Line Highlights - The business line segments contributing to the
  -----------------------------
operating earnings growth in 1996 were Global and Specialized Banking and Regional Banking. Global and Specialized Banking generated a $26.0 million, or 11.6%, increase in its net income for 1996, primarily driven by a $29.9 million, or 5.4%, increase in net interest income and a $20.2 million, or 5.0%, decline in non-financial expenses. Global and Specialized Banking's improvement in net interest income was primarily due to growth in average loans and deposits. Regional Banking generated an $18.1 million, or 5.5%, increase in its net income for 1996, reflecting a $46.3 million, or 5.5%, decline in non-financial expenses and a $16.1 million, or 7.0% increase in non-interest income, partially offset by lower net interest income. The increase in non-interest income included $7.7 million for gains on home equity loan securitizations. The decline in non-financial expenses for both business line segments resulted from the impact of process redesigns, merger-related efficiencies and reduced FDIC premiums. For a more detailed analysis of the performance of CoreStates' business lines, refer to the "Business Line Results" section beginning on page 9.

  Acquisition and Integration of Meridian - On April 9, 1996, CoreStates
  ---------------------------------------
acquired Meridian. Meridian was a Pennsylvania bank holding company with approximately $15.2 billion in assets and $12.1 billion in deposits at March 31, 1996. In this transaction, approximately 81.1 million shares of CoreStates' common stock were issued to Meridian shareholders. The transaction was accounted for under the pooling of interests method of accounting.

  Strategically, this acquisition combined two strong performing banking companies and strengthened CoreStates' leading market positions in consumer, small business and middle market banking in the region that includes the prime economic centers of eastern and central Pennsylvania, northern Delaware, and central and southern New Jersey. CoreStates originally expected this in-market acquisition to achieve pre-tax operating efficiencies of approximately $186.0 million and to contribute to earnings per share in 1997. The complexities of merger and restructuring activities may have an impact on the timing of earnings, expenses and operating efficiencies. CoreStates expects to incur expenses in 1997 of $15 to $20 million related to combined operations that were not originally anticipated. Operating efficiencies achieved in 1996 were approximately $47 million.

  On February 23, 1996, Meridian acquired United Counties Bancorporation ("United Counties"), a $1.6 billion asset New Jersey bank holding company in a transaction accounted for as a pooling of interests. For each United Counties common share outstanding, 5.0 shares of Meridian's common stock were issued.

  The consolidation and integration of Meridian's businesses and operations were completed in the fourth quarter of 1996. The former Meridian Pennsylvania and Delaware banking branches were consolidated into CoreStates' branch system in the third quarter of 1996 and the former Meridian and United Counties New Jersey branches were consolidated into CoreStates' system in the fourth quarter of 1996.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

OVERVIEW  - continued

  CoreStates' Pennsylvania and New Jersey bank subsidiaries were merged into a single bank, CoreStates Bank, N.A. ("CBNA"), in the fourth quarter of 1996.
CBNA is the lead bank subsidiary of CoreStates. This action achieves a previously stated goal of merging the Pennsylvania and New Jersey banks to unify marketing and advertising under one name and to significantly increase customer convenience.

Restructuring and Merger-Related Charges - In 1996, CoreStates recorded pre-tax
----------------------------------------
net restructuring and merger-related charges of $209.7 million, $150.8 million or $0.68 per share after-tax, primarily in connection with the Acquisition. Included in that amount, in addition to the $161.6 million merger-related restructuring charge detailed in a following table, were: a $70.0 million provision for loan losses recorded in connection with a change in strategic direction related to Meridian's problem assets and to conform Meridian's consumer lending charge-off policies to those of CoreStates (See "Provision for Losses on Loans" on page 21), $29.0 million of implementation costs that were incurred in the process of consolidating Meridian businesses and operations, and $50.9 million of credits for gains on the curtailment of pension benefits and sales of branches resulting from the merger and completion of the process redesigns.

   The credits on the sales of branches resulted primarily from the sale of eleven former Meridian Bank PA branches in Berks and Lebanon counties in Southeastern Pennsylvania. The sale was necessary to satisfy a condition of regulatory approval of the Acquisition contained in an agreement between CoreStates, the U.S. Department of Justice and the Attorney General for the Commonwealth of Pennsylvania. Approximately $380 million of deposits and $120 million of loans were included in the sale, which generated a pre-tax gain of $40.1 million. Additional gains of $3.0 million were recorded as restructuring credits in 1996 on the sale of branches which were sold as a result of the 1995 process redesigns.

  A summary of 1996 and 1995 pre-tax restructuring and merger-related charges (credits), excluding the $70.0 million provision for loan losses in 1996, was as follows (in millions):


                                                                 1996                1995
                                                               --------            --------

Meridian merger-related restructuring charge.............      $ 161.6             $  10.0
Meridian merger-related implementation costs.............         29.0                   -
Process redesign restructuring charges...................            -               142.0
Gains on sales of branches...............................        (43.1)               (4.0)
Pension curtailment gains................................         (7.8)               (9.4)
                                                               -------             -------
   Total.................................................      $ 139.7             $ 138.6
                                                               =======             =======


   The components of the $161.6 million Meridian merger-related restructuring charges recorded in 1996 were as follows (in millions):

                                                                                  Requiring              Cash
                                                                Total               Cash                Outflow
                                                              Provision          Outflow(a)           to-date (a)
                                                              ----------         -----------          -----------
Severance costs..........................................       $ 70.5              $ 70.5                $33.9
Branch closing costs.....................................         33.5                15.1                  3.8
Office reconfiguration costs.............................         19.0                 2.8                    -
Merger transaction costs.................................         14.6                14.6                 13.3
Systems consolidation writedowns.........................          6.4                   -                    -
Miscellaneous............................................         17.6                17.6                  9.7
                                                                ------              ------                -----
   Total.................................................       $161.6              $120.6                $60.7
                                                                ======              ======                =====

--------------------
(a) CoreStates' liquidity has not been significantly affected by these cash outflows.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

OVERVIEW  - continued

   The severance costs relate to the separation packages which are being paid to approximately 1,350 employees who have been displaced as a result of the Meridian consolidations. Cash payments under separation packages commenced in February 1996 and will continue for varying terms. The office reconfiguration charge relates to the costs of asset write-offs and lease buyouts that will be incurred principally in the process of consolidating operations and support staff. The branch closing charge relates to the costs of asset write-offs and lease buyouts that will be incurred in the process of consolidating and closing approximately 95 branch offices. Through December 31, 1996, 82 branches have been consolidated or closed.

  Cash outflows to be incurred in implementing the Meridian consolidation were expected to include approximately $35 million for capital expenditures, of which $23 million was incurred through December 31, 1996. These expenditures were not included in the restructuring charge.

In 1995, CoreStates and Meridian completed intensive reviews of their operations and businesses and announced corporate-wide process redesign plans. As a result of these process redesigns, CoreStates recorded net pre-tax restructuring charges of $128.6 million, $82.2 million after-tax or $0.37 per share in 1995. In the fourth quarter of 1995, Meridian paid $10.0 million, or $0.05 per share, of non-deductible costs associated with the Acquisition.

  In 1994, upon consummation of their respective acquisitions by CoreStates, Independence Bancorp, Inc. ("Independence") and Constellation Bancorp ("Constellation") recorded merger-related charges in connection with a change in strategic direction related to problem assets, to conform consumer lending charge-off policies to those of CoreStates and for expenses directly attributable to the acquisitions. These merger-related charges totaled $166.4 million after-tax, or $0.74 per share. On a pre-tax basis, the merger-related charges consisted of a $145.0 million provision for loan losses, a $32.0 million addition to the OREO reserve, $13.0 million for the writedown of purchased mortgage servicing rights and related assets, and $63.7 million for expenses directly attributable to the acquisitions including $13.0 million of severance costs related to approximately 715 employees.

  Certain Net Investment Gains - Excluded from operating earnings in 1996 are
  ----------------------------
net pre-tax gains of $43.3 million, $28.1 million after-tax or $0.12 per share, which consist of a $28.7 million pre-tax gain on the exchange of domestic equity securities and a net $14.6 million pre-tax gain on the sale of foreign
equity securities.   In 1995, CoreStates recorded pre-tax gains which are also
excluded from operating earnings of $13.6 million, $8.6 million after-tax or $0.04 per share, on the exchange of domestic equity securities.

  SAIF Special Assessment - On September 30, 1996, the Deposits Insurance Fund
  -----------------------
Act of 1996 ("Funds Act") became law. A key element of the Funds Act was to fully capitalize the Savings Association Insurance Fund by mandating a special one-time assessment on institutions carrying SAIF insured deposits. In the third quarter of 1996, CoreStates expensed $14.2 million pre-tax, $8.9 million after-tax or $0.04 per share, for the special assessment on its SAIF insured deposits.

  Gain on Affiliate Joint Venture - In March 1995, Electronic Payment Services,
  -------------------------------
Inc. ("EPS"), an affiliate joint venture formed in 1992 to combine the consumer electronic transaction processing businesses of CoreStates and three other partners, admitted a fifth partner and increased the ownership interest of an existing partner. As a result of the change in its ownership interest, CoreStates recognized a pre-tax gain of $19.0 million, $11.8 million after-tax or $0.05 per share, in the first quarter of 1995.

  Comparison of Earnings: 1995 to 1994 - In 1995, CoreStates improved its
  ------------------------------------
operating earnings by 23.8% on a per-share basis due to growth in basic banking businesses and reductions in operating expenses resulting from the implementation of 1995 process redesigns. CoreStates' operating earnings for 1995 were $727.0 million, or $3.28 per share, compared to operating earnings of $599.6 million, or $2.65 per share in 1994. CoreStates recorded net income of $655.2 million, or $2.95 per share in 1995, compared to net income of $433.2 million, or $1.91 per share in 1994.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

OVERVIEW - continued

  The largest contributor to the $127.4 million improvement in operating earnings for 1995 was a $92.7 million, or 4.4% increase in taxable equivalent net interest income. The net interest margin for 1995 was 5.47%, 14 basis points above 1994. The increases in taxable equivalent net interest income and net interest margin were primarily related to improved interest rate spreads on deposits and prime-based loans, higher earnings on non-interest bearing funding, reduced non-performing loans, and loan growth, particularly in credit card outstandings and asset-based lending at Congress Financial Corporation ("Congress Financial"), CoreStates' commercial finance subsidiary.

  Also contributing to the improvement in 1995 operating earnings was a $50.0 million, or 2.8%, decrease in non-financial expenses excluding significant and unusual items as discussed on page 41, and a $61.1 million, or 7.7%, increase in non-interest income, as discussed on page 39. The financial impact of those aspects of the process redesigns implemented during 1995 was to increase revenue by $9.5 million and decrease non-financial expenses by $79.8 million, for an aggregate increase in 1995 operating earnings of $89.3 million pre-tax, or $0.25 per share after-tax.


  Non-Performing Assets - Non-performing assets at December 31, 1996 totaled
  ---------------------
$245.0 million, a decline of $23.3 million or 8.7% from December 31, 1995. Non-performing real estate assets were down $41.7 million or 21.9%, while non-performing commercial loans increased $19.9 million or 27.4%. At December 31, 1996 the allowance for loan losses of $710.3 million was 321.7% of non-performing loans. This compares to $670.3 million and 290.4% at December 31, 1995. For more information on non-performing assets, see "Non-Performing Assets" beginning on page 22.

Cautionary Statement

  Certain statements contained herein are not based on historical fact and are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements which are based on various assumptions (some of which are beyond CoreStates' control), may be identified by reference to a future period, or periods, or by the use of forward-looking terminology such as "may", "will", "believe", "expect", "estimate", "anticipate", "continue", or similar terms or variations on those terms, or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the global, national and regional economies where CoreStates conducts operations; economic growth; governmental monetary policy including interest rate policies of the Federal Reserve Board; sources and costs of funds; levels of interest rates; inflation rates; market capital spending; technological change; the state of the securities and capital markets; acquisitions; consumer spending and savings; expense levels; and tax, securities, and banking laws and prospective legislation.

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

  This section of management's discussion and analysis presents the performance results of CoreStates' five core businesses: Global and Specialized Banking; Regional Banking; Retail Credit Services; Trust and Asset Management; and Third Party Processing. Each core business is comprised of well-defined business lines with market or product specific missions.

  Corporate overhead, processing and support costs, and the loan loss provision are allocated along with the impact of balance sheet management and hedging activities of CoreStates. A matched maturity transfer pricing system is used to allocate interest income and interest expense. All business lines in the five core businesses, except for QuestPoint, are allocated equity utilizing regulatory risk-based capital guidelines as well as each business line's fixed assets and other capital investment requirements. Equity at QuestPoint has been assigned based on estimated amounts necessary on a stand-alone company basis. Intangible assets and associated costs are also allocated to relevant business units. The development of these allocation methodologies is a continuous process at CoreStates and as a result, certain amounts in prior years have been reclassified for comparative purposes. Meridian's businesses have been incorporated into the business line results for 1995 using certain allocation methodologies previously employed by Meridian.

  The Corporate Center includes the income and expense impact of unallocated equity, unusual or non-recurring items (such as restructuring and merger-related charges, the SAIF special assessment and certain net investment gains) not attributable to the operating activities of the major business areas, emerging business activities not directly related to the five major business areas, eliminations of intercompany business transactions, and miscellaneous items.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

BUSINESS LINE RESULTS - continued

  The earnings contribution of these core businesses is reflected in the table below (in millions):

                                                                                                   Retail
                                   Global and                         Regional                     Credit
(taxable equivalent basis)    Specialized Banking                     Banking                     Services
                             -----------------------------  ----------------------------  ------------------------
                                  1996            1995           1996           1995          1996         1995
                             --------------  -------------  --------------  ------------  ------------  ----------
Net interest income..........      $ 583.9      $ 554.0          $1,117.6      $1,148.4      $  292.0     $ 283.0
Provision for losses on
  loans......................         29.3         40.8              25.0          22.6         102.3        78.4
Non-interest income..........        235.1        247.5             245.0         228.9          84.9        90.1
Non-financial expenses.......        383.8        404.0             794.6         840.9         186.2       187.7
                                   -------      -------          --------      --------      --------     -------
Income before income taxes...        405.9        356.7             543.0         513.8          88.4       107.0
Income tax expense...........        155.1        131.9             197.1         186.0          32.6        39.4
                                   -------      -------          --------      --------      --------     -------
Net income...................      $ 250.8      $ 224.8          $  345.9      $  327.8      $   55.8     $  67.6
                                   =======      =======          ========      ========      ========     =======

Return on average assets.....         1.76%        1.68%             2.37%         2.31%         0.76%       0.99%
Return on average equity.....        27.03        28.56             46.87         45.59         16.46       20.00
Average assets...............      $14,289      $13,345          $ 14,614      $ 14,180      $  7,344     $ 6,844
Average equity...............          928          787               738           719           339         338

                                       Trust and
                                         Asset
(taxable equivalent basis)            Management
                                 ----------------------
                                    1996       1995
                                 ----------  ----------
Net interest income..........      $  51.9     $  55.2
Provision for losses on
 loans.......................          2.2         2.2
Non-interest income..........        169.1       165.6
Non-financial expenses.......        155.3       162.8
                                   -------     -------
Income before income taxes...         63.5        55.8
Income tax expense...........         22.6        20.8
                                   -------     -------
Net income...................      $  40.9     $  35.0
                                   =======     =======

Return on average assets.....         3.05%       2.27%
Return on average equity.....        43.05       36.46
Average assets...............      $ 1,339     $ 1,541
Average equity...............           95          96

                                     Third Party
                                      Processing                   Corporate Center                 Total
                                  ------------------------  ----------------------------  ------------------------
                                    1996          1995             1996          1995          1996        1995
                                   -------      -------          --------      --------      --------     -------
Net interest income..........      $  (5.0)     $  (5.2)         $  127.3      $  164.8      $2,167.7     $2,200.2
Provision for losses on
 loans.......................            -            -              70.0 (b)         -         228.8        144.0
Non-interest income..........        223.1        207.4(a)          (58.1)(c)     (57.3)(c)     899.1        882.2
Non-financial expenses.......        210.4        175.6              46.5 (b)     114.5 (d)   1,776.8      1,885.5
                                   -------      -------          --------      --------      --------     --------
Income (loss) before
 income taxes................          7.7         26.6             (47.3)         (7.0)      1,061.2      1,052.9
Income tax expense...........          2.7          9.9               1.9           9.7         412.0        397.7
                                   -------      -------          --------      --------      --------     --------
Net income (loss)............      $   5.0      $  16.7          $  (49.2)     $  (16.7)     $  649.2     $  655.2
                                   =======      =======          ========      ========      ========     ========

Return on assets.............         3.42%       11.60%            (0.81)%       (0.19)%        1.48%       1.47%
Return on equity.............        16.67        57.59             (2.80)        (0.94)        16.69       17.51
Average assets...............      $   146      $   144          $  6,062      $  8,651      $ 43,794     $44,705
Average equity...............           30           29             1,760         1,773         3,890       3,742

(a) Includes a gain of $19.0 million pre-tax, $11.8 million after-tax, related to changes in CoreStates' investment in the EPS, Inc. affiliate joint venture.
(b) Includes net restructuring and merger-related charges of $70.0 million in the provision for losses on loans and $139.7 million in non-financial expenses, combined $150.8 million after-tax, and a SAIF special assessment of $14.2 million, $8.9 million after-tax, in non-financial expenses.
(c) Includes certain net investment gains of $43.3 million, $28.1 million after-tax, in 1996 and $13.6 million, $8.6 million after-tax, in 1995.
(d) Includes net restructuring and merger-related charges of $138.6 million pre-tax, $92.2 million after-tax, primarily related to process redesigns.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

BUSINESS LINE RESULTS - continued


   Global and Specialized Banking  includes the following business lines:
   ------------------------------
Specialized Banking, Secured Lending, Real Estate, Large Corporate Banking, Congress Financial Corporation ("Congress Financial"), International Banking, Investment Banking and Cash Management. Net income for 1996 increased $26.0 million or 11.6% above 1995. The favorable variance was primarily due to an increase in net interest income and declines in non-financial expenses and the provision for losses on loans.

   Net interest income for 1996 increased $29.9 million, or 5.4%, from 1995 primarily due to increases in average loans and deposits. Congress Financial's net interest income increased $3.1 million, or 1.4%, due to a $206.9 million, or 8.2%, increase in average loan volume. Excluding Congress Financial, average loan volume increased $650 million, or 6.6%, primarily due to growth in Specialized Banking, International Banking, and Large Corporate Banking. The impact of increased loan volume was partially offset by the impact of lower interest spreads on loans due to competitive pressures on pricing. Non-performing loans declined $20.5 million, or 25.2% , from the prior year. Deposit balances increased $912.8 million, or 37.5%, from 1995 due to increases in non-interest bearing demand deposit balances and overseas time deposits.

   The provision for losses on loans declined $11.5 million, or 28.2% , from the prior year due to an improvement in credit quality.

   Non-interest income for 1996 was $12.4 million, or 5.0%, below the prior year due to declines in income from trading activities, loan syndication income and service charges on deposits, which were partially offset by increased international service fees. Cash management revenues were level with the prior year, as increases in volume were offset by pricing pressures. Increases in collected demand balances maintained by customers to pay for services offset the decline in service charges on deposits.

   Non-financial expenses for 1996 were $20.2 million, or 5.0%, below the 1995 level due to declines in personnel expenses, FDIC expense, OREO expense, and other miscellaneous expenses. The decline in personnel and miscellaneous expenses primarily resulted from the process redesigns and merger-related efficiencies.

   Regional Banking includes Retail Banking and Delivery, Small Business Lending
   ----------------
and Middle Market Lending. Net income for Regional Banking was $345.9 million, up $18.1 million, or 5.5%, from 1995. The increase for 1996 was primarily the result of declines in non-financial expenses and gains on home equity loan securitizations, partially offset by lower net interest income due to narrowing deposit spreads and declines in deposit volumes.

   Net interest income for 1996 was $30.8 million, or 2.7%, below 1995. This decline was mainly attributable to lower deposit volume and spreads. Average deposits declined $689 million compared to 1995 and deposit spreads were 8 basis points below prior year. The deposit decline was primarily due to the sale of several branches in the last quarter of 1995 and the divestiture of eleven branches in the second quarter of 1996. The 1996 divestiture was the result of the merger with Meridian. The narrowing spreads resulted from more aggressive pricing related to a focus on customer retention. The spread compression was concentrated in certificates of deposit and certain types of money market deposits. A decrease in commercial loan spreads resulting from aggressive competitor pricing also contributed to the net interest income decline. Partially offsetting these negative impacts to net interest income were increases in consumer loan spreads and volumes.

   Non-interest income increased $16.1 million, or 7.0%, over 1995 mainly due to $7.7 million in home equity loan securitization gains and increased home equity loan servicing income. In the fourth quarter of 1996, CoreStates implemented an ATM surcharge on all non-CoreStates bank customer ATM transactions. Increases in various other non-interest income categories totaled $7.3 million.

   Non-financial expenses for 1996 declined $46.3 million, or 5.5%. Personnel expenses declined $13.4 million, or 4.3% primarily due to branch closings/sales and organizational streamlining achieved through merger integration and process redesigns. Non-personnel expenses declined $30.0 million, or 5.7% resulting from reduced FDIC premiums in 1996 as well as branch closings/sales and streamlining achieved through merger integration and process redesigns.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

BUSINESS LINE RESULTS - continued


     Retail Credit Services includes the following major business lines: Credit
     ----------------------
Card, Dealer Services, Educational Lending, Mortgage Services and Card Linx (CoreStates merchant credit card processing business). Net income for Retail Credit Services was $55.8 million in 1996, $11.8 million, or 17.5%, below 1995. The decline for 1996 was primarily attributed to an increase in the provision for losses on credit card loans and a reduction of merchant fee income.

     Net interest income for 1996 was $9.0 million, or 3.2%, above 1995. This increase was driven by growth in average loans in the following categories: credit card loans ($150 million or 10.7% growth), indirect auto loans ($100 million or 6% growth), and educational lending loans ($66 million or 21.8% growth). Excluding the impact of loan sales, average loans increased approximately $400 million, or 5.5%. The impact of narrowing spreads on these products due to competitive pricing pressures and a $436 million reduction of residential mortgage loans due to sales, partially offset the favorable impacts of loan growth. Additionally, fees for auto lease terminations and credit card late and over limit fees increased $3.5 million over 1995.

     The provision for losses on loans increased $23.9 million or 30.5% over 1995. This increase was primarily due to an increase in credit card loan charge-offs due to a policy change in 1996 and loss experience. Increases in credit card charge-offs is an industry-wide trend also being experienced by CoreStates.

     Non-interest income for 1996 decreased by $5.2 million, or 5.8%, from 1995. This decline was primarily due to a $9.0 million decrease in merchant fee income resulting from customer attrition from bank acquisitions, systems conversions, and repricing of unprofitable customer relationships. This was partially offset by an increase of $1.4 million in gains recorded on sales of student loans and an increase of $1.6 million in credit card fee income.

     Non-financial expenses for 1996 declined $1.5 million, or 0.8%, primarily due to savings achieved through the recent process redesigns and merger-related efficiencies.


     Trust and Asset Management is organized into four business lines:
     --------------------------
Institutional Trust, Personal Trust, Private Banking and Investment Management. CoreStates' Corporate Trust business (bond issuer services), previously included in Institutional Trust, was sold during the fourth quarter of 1995. Meridian's Corporate Trust business was sold in the fourth quarter of 1996. Net income of $40.9 million for 1996 increased by $5.9 million, or 16.9%, over 1995. An increase in non-interest income and reduced non-financial expenses contributed to the improvement in 1996 net income.

     Net interest income declined by $3.3 million, or 6.0%, in 1996 primarily due to the loss of demand deposit balances related to the sales of the Corporate Trust businesses. Excluding Corporate Trust earnings on demand deposit balances in both years, net interest income increased $1.7 million, or 3.5%, for 1996.

     Non-interest income for 1996 increased $3.5 million, or 2.1% over 1995. Excluding Corporate Trust fees for both years, non-interest income increased $11.0 million, or 7.1% in 1996. This improvement was related to growth in Investment Management fees generated from the implementation of the process redesign and appreciation of asset market values. Partially offsetting these favorable variances was a decline in fees from the Employee Benefit business.

     Non-financial expenses in 1996 declined by $7.5 million, or 4.6%, from 1995. The expense reductions are associated with the sales of the Corporate Trust businesses and savings in all four business lines related to the process redesigns and merger-related efficiencies.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

BUSINESS LINE RESULTS - continued

     Third Party Processing consists of the QuestPoint specialty transaction
     ----------------------
processing units, and earnings from CoreStates' investment in Electronic Payment Services, Inc. ("EPS"). The QuestPoint processing units include: Check Services (previously Transys), a provider of check processing and payment services to CoreStates and other financial institutions, Remittance and Document Services (previously CashFlex), a leading supplier of remittance processing services nationwide with processing sites in key markets within the United States and Canada, and SynapQuest, a provider of both retail credit card processing services to CoreStates and other financial institutions.

     On November 7, 1996, QuestPoint acquired five check processing centers from The Bisys Group, Inc. ("Bisys"). The acquisition enhances QuestPoint's position as a national check processing company and provides an expanded customer base for other QuestPoint products. The acquired centers are expected to add revenues of approximately $10 million annually.

     Third Party Processing ("TPP") net income for 1996 was $5.0 million compared to net income of $16.7 million for 1995. Prior period results do not reflect the TPP net income contribution that Meridian would have provided as a TPP customer. The 1995 results included an $11.8 million after-tax gain related to changes in CoreStates' investment in EPS.

     Third Party Processing revenue for 1996 totaled $223.1 million including $115.6 million for the CoreStates intercompany business, $29.9 million for EPS and $77.6 million of other external QuestPoint revenue. This compares to a 1995 revenue total of $207.4 million including $94.0 million for the CoreStates intercompany business, $30.1 million of EPS revenue, $64.3 million of other external QuestPoint revenue and the $19.0 million gain related to changes in CoreStates' investment in EPS. Excluding the EPS gain, revenue growth for 1996 was $34.7 million or 18.4%. The CoreStates intercompany business, which contributes 52% of the TPP revenue base, increased $21.6 million or 23%. The 1996 revenue growth within the CoreStates intercompany business was a result of the addition of Meridian processing.

     External QuestPoint business accounts for 35% of the revenue base and increased $13.3 million or 21% for 1996. The investment in EPS contributes the remaining 13% of the revenue stream. The external revenue growth was primarily a result of new business within Check Services, including the impact of the Bisys transaction for two months, and within Remittance and Document Services. In addition, about $1.8 million of the external TPP revenue increase was due to one additional month of revenue from Nationwide Remittance Centers, Inc. ("NRC"), a lockbox processing subsidiary acquired by QuestPoint on January 27, 1995. Income from the investment in EPS reflects CoreStates' share of EPS's net income, interest income on a 6.45% note and income from amortization of a deferred gain.

     Third Party Processing non-financial expenses for 1996 were $210.4 million, up $34.8 million, or 19.8%, from 1995. Most of the increase supports the addition of new business, such as the processing of Meridian volume in Check Services, Bisys for two months, and overall Remittance and Document Services volume growth. One additional month of NRC expenses, as well as higher benefits and administrative costs, also contributed to the QuestPoint expense growth.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued


CAPITAL STRENGTH

     Capital strength must be evaluated in the context of business risk exposures, including asset quality, interest sensitivity, liquidity and earnings diversification. CoreStates places a significant emphasis on the maintenance of strong capital which promotes investor confidence, helps provide access to the credit markets under favorable terms and enhances the flexibility to capitalize on business growth and acquisition opportunities. Capital is managed for each CoreStates subsidiary based on its respective risks and growth opportunities, as well as regulatory requirements. CoreStates is positioned to take advantage of market opportunities to strengthen capital. A shelf registration, which is in place, provides for the issuance of a wide-range of securities including:
senior and subordinated debt, straight and convertible preferred securities and equity. At December 31, 1996, CoreStates had $1,085 million of registered but unissued securities under the shelf. Through the implementation of its capital policies, CoreStates has achieved a strong capital position. The relative strength of CoreStates' capital is reflected in the chart "Average Common Equity/Assets."



              Average Common Equity/Assets                 Average Common
              ------------------------------
               Plotting Points for a Chart                 Equity/Assets
              ------------------------------  -------------------------------------
                       (in percent)                                Superregional
                                                     CoreStates       Composite *
                                                    -----------    ----------------
                           1996                          8.88%            8.18%
                           1995                          8.37             7.59
                           1994                          8.27             7.53
                           1993                          7.93             7.41
                           1992                          7.23             6.77

  * The Salomon Brothers Superregional Bank Composite

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations:  continued

CAPITAL STRENGTH - continued

     At December 31, 1996, common shareholders' equity totaled $3,696 million or 8.1% of total assets, compared with $3,876 million or 8.4% at year-end 1995.
The year-end 1996 equity to assets ratio for the Salomon Brothers Superregional Bank Composite was 8.1%. CoreStates has achieved steady internal capital generation throughout the past five years. Common shareholders' equity increased over the five years ended December 31, 1996 at a compound annual growth rate of 4.2%, while dividends paid increased at a compound annual growth rate of 11.8%.

     During 1996, CoreStates increased its quarterly dividend by 11.9% to $0.47 per share beginning with the fourth quarter declaration. CoreStates declared dividends on its common stock of $1.73 per share in 1996, $1.44 per share in 1995 and $1.24 per share in 1994. The common dividend payout ratio on an operating earnings per share basis was 48.5% for 1996, compared to 43.9% for 1995.

     On October 15, 1996, the Board of Directors authorized the management of CoreStates to repurchase up to 22 million shares of common stock, or approximately 10% of outstanding shares, through December 31, 1997. Acting under that authorization, 8.8 million shares of CoreStates' common stock were repurchased on November 6, 1996 in a privately negotiated transaction. Management is also authorized to repurchase additional shares to fulfill requirements of employee benefit and dividend reinvestment plans.

     CoreStates and its bank subsidiaries are subject to minimum risk-based and leverage capital guidelines issued by the Federal Reserve Board and Comptroller
of the Currency.   Failure to meet minimum capital requirements can initiate
certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on CoreStates. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, CoreStates must meet specific capital guidelines that involve quantitative measures of CoreStates' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. CoreStates' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     On October 21, 1996, the Federal Reserve Board approved the limited use of certain cumulative preferred instruments ("Trust Capital Securities") as Tier 1 capital. While these Trust Capital Securities are classified as long-term debt on the Consolidated Balance Sheet (see Note 12 to the Financial Statements for further description of these securities), CoreStates intends to utilize these Trust Capital Securities in managing its total capital mix. CBNA issued $300 million of these securities on December 19, 1996 (an additional $450 million was issued in January, 1997). This type of security issuance provides CoreStates more flexibility in managing its capital.

     CoreStates Capital Corp issued $200 million of subordinated debt under the shelf registration on November 21, 1996. The proceeds from the subordinated debt, the Trust Capital Securities, as well as internal capital generation, will be used to finance common stock repurchases and other general funding needs. At December 31, 1996, management believes that CoreStates exceeds all capital adequacy requirements to which it is subject. The following table illustrates CoreStates' risk-based and leverage capital ratios compared to regulatory guidelines at December 31, 1996 and 1995:


Risk-based and Leverage Capital Ratios
--------------------------------------
At December 31,
---------------
(in millions)
                                                       Regulatory Guidelines
                                                      ----------------------
                                                                     Well-
                                    1996     1995     Minimum     Capitalized
                                    ----     ----     -------     -----------

Tier 1 capital ratio...........      9.4%     9.2%       4.0%         6.0%
Total capital ratio............     13.2     12.7        8.0         10.0
Tier 1 leverage ratio..........      8.5      8.0        3.0          5.0

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued


RISK MANAGEMENT

Risk management at CoreStates encompasses the oversight of a broad range of risks undertaken by CoreStates including credit, market (including interest rate, trading and liquidity risks), product, compliance, operations, systems, technology and general business risk. CoreStates' ongoing refinement of its risk management practices takes place within the framework of a corporate risk management program. The objective of the program is a continued strengthening of CoreStates' risk management culture and its policies, processes and controls for managing risk on an integrated basis throughout the company. The following sections, "Credit Quality" and "Asset and Liability Management", discuss two components of risk management.


CREDIT QUALITY

Credit Risk Management

The management of credit risk at CoreStates relies on maintaining a diversified loan portfolio, limiting exposures to any given borrower, industry or market segment, and on upholding a well-established credit culture. Early identification and communication of deterioration/problems in the portfolio, early recognition of non-performing assets and charge-offs, maintaining reserves that are strong, and a credit advisory team process that provides all lenders in both wholesale and consumer businesses access to the most senior and experienced credit officers in the organization, are key components of this credit culture. In addition, CoreStates has established a wide range of specialized lending areas staffed with industry experts and experienced lending resources. Underlying this credit culture is a tradition of extensive and ongoing credit training and comprehensive and well-communicated policies and procedures. Further, while CoreStates maintains a successful process of managing individual credits, it continues to place a greater emphasis on portfolio management issues.

In acquiring a company whose businesses include the extension of credit, it is a priority of CoreStates to extend its credit culture to the newly acquired institution. In executing the integration of Meridian into CoreStates, CoreStates continued this policy. CoreStates' credit policies and standards of conduct, which define CoreStates' existing credit culture, were extended to the combined organization with only minor policy changes. The extensive credit officer structure in place at CoreStates was also extended to the combined organization. Each significant market now has assigned at least one senior credit officer who is supported by one or more credit officers. Extension of the CoreStates credit culture to the Meridian organization was also facilitated through integration of key CoreStates and Meridian personnel. The existing loan quality process, which is designed as an early warning system for problem loan identification and portfolio issues, is now used in the combined organization. CoreStates' favorable experience with these processes and their successful use in the integration of other organizations, ensures that CoreStates' credit quality standards continue to be maintained.

The maintenance of CoreStates' credit quality standards is supported by a comprehensive and independent assessment of credit quality and portfolio management by a Credit Review department, which reports to the Audit Committee of the Board of Directors.

Wholesale Loan Portfolio

CoreStates has traditionally maintained limits on industry, market, country and borrower concentrations as a way to diversify and manage credit risk. Management's current policy is to limit industry concentrations to 50% of total shareholders' equity and to limit market segment concentrations to 10% of total assets. CoreStates manages industry concentrations by applying these dollar limits to a family of industries that have common risk characteristics. This management process is reflected in the following chart, "Wholesale Loans by Industry", which illustrates each industry that exceeds 10% of total shareholders' equity. The chart reflects favorable performance as measured by the percentage of outstandings which are non-performing, with a minimal number of non-performing loans in excess of $5 million within the concentrated industries.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued


Wholesale Loans by Industry
---------------------------
Plotting Points for a Graph
---------------------------
At December 31, 1996
--------------------
                                                             Outstandings        % of
                                          Outstandings           as a %        Outstandings
                                           (in million)         equity         non-performing
                                          ------------       -------------     --------------
Completed Real Estate Projects (a)....        $1,758.7            47.6%             2.3%
Retail Trade..........................         1,229.7            33.3              0.3
Communications........................         1,152.2            31.2              0.2
Non-bank Finance (b)..................         1,040.7            28.2              0.2
Depository Institutions...............         1,018.6            27.6                -
Healthcare............................           916.2            24.8              1.1
Automobile Dealers....................           798.1            21.6              0.2
Agri-Finance..........................           665.9            18.0              2.3
Real Estate Construction..............           554.9            15.0              1.0
Chemicals and Allied Products.........           508.6            13.8              0.3
Trucking and Auto Leasing.............           478.7            13.0              0.3
Apparel Manufacturing.................           413.9            11.2              0.3

(a) Consists of loans on commercial real estate to investors on completed properties.
(b)  Includes insurance, mortgage, mutual funds and finance companies.

The following highlights three portfolios: the Congress Financial portfolio, due to its growth opportunities and significant contribution to CoreStates' performance; the international financial institutions portfolio, as this is a significantly expanded business; and real estate loans, due to the overall size of the combined commercial and residential portfolios.

     Congress Financial - Congress Financial's loan portfolio is a combination of asset-based lending and factoring. The asset-based loan portfolio continues to grow despite a very competitive marketplace, while the factoring portfolio is constantly challenged because of the massive changes taking place in the domestic textile industry. The asset-based portfolio, enhanced by Congress' expertise in syndicating large multi-faceted transactions, achieved a growth rate of 9.7% on a year-to-year basis, while the factoring portfolio, down year-to-year, experienced an increase in loan activity in the last three months of the year, averaging $500 million for the fourth quarter. Credit quality, as reflected in the strong historical trends noted in the following table, continues to be consistent with Congress Financial's lending philosophy.


Congress Financial Portfolio
----------------------------
At December 31,
---------------
(in millions)
                                            1996        1995
                                         ----------  ----------
Asset-based lending portfolio:
    Loans.............................    $2,269.8    $2,068.4
    Non-performing....................        12.2        11.4
      % of loans plus OREO............         0.5%        0.6%
    Net charge-offs...................         5.5        10.2
       % of average loans.............         0.2%        0.5%
Factoring receivables (a).............    $  411.3    $  557.3

----------------
(a) There were no non-performing factoring receivables at December 31, 1996 and 1995.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

     International Financial Institutions - CoreStates' International Financial Institutions business serves a portfolio of over 1,100 international relationships in 74 countries. In the correspondent banking business, CoreStates continues to focus on global multicurrency payment flows and on global trade collections and disbursements. In addition to facilitating the short term, trade related businesses of correspondents, CoreStates also provides treasury support, foreign exchange and, in selected cases, medium-term financing. CoreStates is one of the most active banks in the United States in working with correspondents to facilitate their access to Eximbank financing, particularly for small and medium-sized transactions.

     The portfolio's growth in 1996 in various geographic areas, as well as in certain product categories, is primarily attributable to generally improved political and economic conditions worldwide, which have encouraged international financial institutions to expand their activities and portfolios.

     Apart from limits on exposures to individual banks and countries, which are extended after thorough analysis and on-site visits, CoreStates manages its international portfolio through concentration limits for certain industries, tenors, and risk-rated assets which are determined through a stringent credit approval and monitoring process.

     International Financial Institutions' exposure consists of deposit placements, bankers' acceptances, letters of credit and loans outstanding. Total exposure at December 31, 1996 of $4.6 billion represented a $1.6 billion or 52% increase above $3.0 billion at year-end 1995. For both 1996 and 1995, approximately 50% of the total exposures were deposit placements. Non-trade exposures in 1996 approximated 10% of total exposure. Exposure in the International Financial Institutions portfolio at December 31, 1996 and 1995 was distributed geographically as follows:


International Financial Institutions Portfolio
----------------------------------------------
At December 31,
---------------
(in millions)
                                   1996                    1995
                           ---------------------   ------------------
                                            % of                 % of
                           Exposure         Total   Exposure    Total
                           --------         -----   --------   ------
Europe/Africa.........      $1,751            38%    $1,207       40%
Asia..................       1,692            37      1,067       35
Americas..............       1,030            23        682       23
Middle East...........         109             2         61        2
                            ------           ---     ------      ---
   Total exposure.....      $4,582           100%    $3,017      100%
                            ======           ===     ======      ===

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued


  Real Estate Loans - The regional market in which CoreStates operates has generally stabilized for both the residential and commercial segments. Competition for customers in the market continues from both bank and non-bank lenders. Total real estate loans outstanding were $9,772.6 million at December 31, 1996, compared to $10,969.0 million at December 31, 1995. The decline from year-end 1995 was principally due to sales of approximately $1.4 billion of residential mortgages including home equity loans.

  The construction and development loan portfolio was $554.9 million or 1.7% of total loans at December 31, 1996. At December 31, 1996, 1.0% of CoreStates' construction and development loan portfolio was non-performing, compared to 1.5% at December 31, 1995.

  The largest category within real estate loans is residential mortgages, which includes home equity loans of $2,301.8 million, one-to-four family mortgages of $2,102.1 million, and multi-family residential mortgages of $272.2 million. Total residential mortgages were $4,676.0 million or 14.3% of total loans at December 31, 1996. Residential mortgage loan quality remained consistent as measured against 1995's performance.

CoreStates' commercial real estate portfolio includes both completed property investor loans and loans collateralized by owner-occupied real estate. The commercial real estate portfolio totaled $4,541.7 million or 13.8% of total loans at December 31, 1996. The percentage of non-performing commercial real estate loans to year-end commercial real estate loans improved from 2.0% at December 31, 1995 to 1.7% at December 31, 1996. Net charge-offs for the commercial real estate portfolio declined slightly in 1996. This improvement in non-performing loans and charge-offs reflects a continued emphasis on loan quality in the commercial real estate portfolio. The non-performing loans and net charge-offs did not include any significant individual borrower exposure. The commercial real estate portfolio continues to exhibit diversity by product type.

Real Estate Loans
-----------------
At December 31,
---------------
(in millions)

                                                 Construction/
                                                 Development         Residential          Commercial (a)          Total
                                                 -----------         -----------          --------------          -----
1996
----
Year-end outstandings..............                $554.9             $4,676.0               $4,541.7           $ 9,772.6
Average loans outstanding..........                 589.0              5,203.8                4,300.9            10,093.7
Non-performing loans...............                   5.6                 41.2                   77.3               124.1
 % of year-end loans...............                   1.0%                 0.9%                   1.7%                1.3%
Net charge-offs....................                $ (0.1)            $   21.1               $   15.6           $    36.6
 % of average loans................                     -                  0.4%                   0.4%                0.4%

1995
----
Year-end outstandings..............                $607.8             $5,648.7               $4,712.5           $10,969.0
Average loans outstanding..........                 586.5              5,730.3                4,966.5            11,283.3
Non-performing loans...............                   8.9                 48.9                   94.7               152.5
 % of year-end loans...............                   1.5%                 0.9%                   2.0%                1.4%
Net charge-offs....................                $  0.8             $   17.0               $   22.9           $    40.7
 % of average loans................                   0.1%                 0.3%                   0.5%                0.4%

--------------------
(a) Includes loans on completed properties to investors and commercial loans secured by owner-occupied real estate.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

Consumer Lending Portfolio

  Consumer Lending Portfolio (excluding credit card) - This portfolio declined
  --------------------------------------------------
$1,074.5 million or 11.6% from year-end 1995. Excluding sales of approximately $1.5 billion of consumer loans, principally residential mortgages, home equity loans and student loans, this portfolio experienced modest growth in 1996. Residential mortgages and home equity loans are sold on a recurring basis primarily for asset and liability management purposes.

  Net loan charge-offs as a percentage of the average portfolio outstandings increased from 38 basis points in 1995 to 63 basis points in 1996. Although higher in 1996, net credit losses in this portfolio were impacted by approximately $8 million of charge-offs taken to conform Meridian consumer lending charge-off policies to those of CoreStates and $6.8 million on a bulk sale of non-accrual residential mortgages. CoreStates continues to operate within a framework of strong credit policies and maintains the ability to identify and mitigate risk factors in these retail loan products.


Consumer Lending Portfolio (Excluding Credit Card)
--------------------------------------------------

At December 31,
---------------
(in millions)

                                             1996         1995
                                           --------     --------
Year-end outstandings:
  Home equity (a)......................     $2,301.8    $2,578.5
  Indirect installment.................      1,931.4     1,916.2
  Residential first mortgages (a)......      2,102.1     2,826.2
  Direct installment...................        939.5       996.5
  Auto leasing.........................        888.4       920.3
                                            --------    --------
   Total...............................     $8,163.2    $9,237.7
                                            ========    ========
Average loans outstanding..............     $8,773.7    $9,300.8
Net charge-offs........................         55.1        35.7
   % of average loans..................         0.63%       0.38%

----------------

(a) These loans have also been included in the "Real Estate Loans" discussion on page 19.

  Credit Card Portfolio - Credit card outstandings grew $147.5 million, or
  ---------------------
9.7%, from $1,527.4 million at 1995 year end to $1,674.9 million at 1996 year end. The credit card portfolio was impacted in 1996 by the significant increase in personal bankruptcies experienced nationwide and industry-wide. Net charge-offs have increased, which is consistent with industry averages, to 5.3% of average loans. CoreStates' credit policies and procedures have been strengthened to better manage the risks identified in the credit card portfolio. In the second quarter of 1996, $5.8 million of credit card loans were charged off as the result of a change in policy to charge off delinquent credit card loans at 150 days past due, instead of at 180 days past due. Credit card outstandings past due 90 days or more as to payment of principal or interest were $22 million and $25 million at December 31, 1996 and 1995, respectively.

Credit Card Portfolio
---------------------
At December 31,
---------------
(in millions)


                                1996      1995
                              --------   --------
Year-end outstandings.......  $1,674.9   $1,527.4
Average loans outstanding...   1,556.0    1,406.0
Net charge-offs.............      82.9       54.3
  % of average loans........       5.3%       3.9%


CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

Allowance for Loan Losses

  In CoreStates' methodology for determining appropriate levels of allowance for loan losses ("the Allowance"), each subsidiary which extends credit maintains an allowance sufficient to absorb the anticipated loss inherent in its credit portfolio. Factors included in management's determination of an adequate level of Allowance are a statistical analysis of historical loss levels throughout an economic cycle and one year of projected charge-offs, establishing a minimum level below which the Allowance is considered inadequate and a maximum level above which is considered inappropriate. A quarterly evaluation of loss potential on specific credits, products, industries, and portfolios, as well as indicators for loan growth, the economic environment and concentrations, assist in validating the position of the Allowance within those boundaries. Management's evaluation of the adequacy of the Allowance is independently tested by Credit Review. Prompt recognition of problem situations and prompt write-downs of these assets to net realizable value is an important source of protection against problems in the portfolio. Accordingly, over an economic cycle, CoreStates has experienced relatively high levels of recoveries of prior charge-offs, recovering approximately 39% of prior year loan charge-offs in 1996 and approximately 36% in 1995.

  The year-end 1996 Allowance totaled $710.3 million and represented 2.17% of loans. This compares with an Allowance at year-end 1995 of $670.3 million, or 2.11% of loans. The Allowance at year-end 1996 was 321.7% of non-performing loans, an increase over the year-end 1995 coverage ratio of 290.4% and a reflection of both the $40 million increase in the Allowance and the $10 million decrease from year-end 1995 in non-performing loans.

  Provision for Losses on Loans - CoreStates' provision for loan losses in 1996
  -----------------------------
was $158.8 million, excluding the $70.0 million merger-related provision for losses on loans discussed below, an increase of $14.8 million over 1995. The increase in the provision for losses on loans was made in response to loan growth and higher charge-offs on credit card outstandings. Charge-offs on credit cards increased to $82.9 million, or 5.3% of average outstandings in 1996, from $54.3 million or 3.9% of average outstandings in 1995. Total net loan charge-offs in 1996 were $188.7 million or 0.6% of average loans. Net charge-offs in 1995 were $154.9 million or 0.5% of average loans.

  As a result of the Acquisition, CoreStates recorded a $70.0 million provision for losses on loans in connection with a change in strategy related to Meridian's problem assets, and to conform Meridian's consumer lending charge-off policies to those of CoreStates. Historically for CoreStates, a strategy that involves the accelerated resolution of problem assets has been more economical than a long-term work out approach. It has been CoreStates' general experience that the costs of working out assets as well as other carrying costs typically outweigh any improvement in those assets' realized value. It is CoreStates' judgment that such a change in strategy maximizes the total value of the Acquisition and allows CoreStates to concentrate upon new franchise initiatives and revenue generation. Furthermore, the process of working out problem assets diverts resources and management time and attention from building the business and creating long-term franchise value. Loan charge-offs recorded in 1996 that related to actions taken in connection with the change in strategic direction and to conform consumer lending charge-off policies were approximately $42 million.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

  The following table reflects the distribution of 1996 and 1995 net charge-offs by loan type:


Distribution of Net Charge-Offs
-------------------------------
For the Years Ended December 31,
--------------------------------
(in millions)                                     1996                               1995
                                    --------------------------------   --------------------------------------
                                                              % of                                   % of
                                                             Total                                  Total
                                       Net        % of        net       Net          % of            net
                                     charge-    Average     charge-   charge-       Average         charge-
Loan type                             offs      loan type     offs      offs       loan type         offs
---------                           ---------  ----------  ---------  --------  --------------  -------------
Domestic:
  Commercial
    and industrial.............      $ 27.4       0.2%      14.5%      $ 35.7         0.3%           23.0%
  Real estate:
    Construction...............        (0.1)      -          -            0.8         0.1             0.5
    Other......................        36.7       0.4       19.4         39.9         0.4            25.8
  Consumer:
    Credit card................        82.9       5.3       43.9         54.3         3.9            35.1
    Installment................        33.8       1.1       17.9         19.6         0.8            12.6
  Other (a)....................        10.1       0.5        5.4          4.9         0.3             3.2
                                     ------                -----       ------                       -----
      Total domestic...........       190.8       0.6      101.1        155.2         0.5           100.2
 Foreign.......................        (2.1)     (0.2)      (1.1)        (0.3)        -              (0.2)
                                     ------                -----       ------                       -----
     Total net charge-offs.....      $188.7       0.6      100.0%      $154.9         0.5           100.0%
                                     ======                =====       ======                       =====

------------------
(a)  Includes loans to financial institutions and lease financing.


Non-Performing Assets

  Non-performing assets at year-end 1996 were $245.0 million, or 0.7% of total loans plus other real estate owned ("OREO") and 0.5% of total assets. These levels compared to total non-performing assets at year-end 1995 of $268.3 million, 0.8% of total loans plus OREO and 0.6% of total assets. The $23.3 million, or 8.7%, decline in total non-performing assets as compared to year-end 1995 was principally experienced in CoreStates' real estate portfolio which declined $41.7 million, or 21.9%. Most of the decline in non-performing assets was attributable to collections, and bulk sales of non-performing residential mortgages. Non-performing loans in the commercial loan portfolio at year-end 1996 increased $19.9 million, or 27.4%, from year-end 1995, primarily due to the addition of two large credits to non-accrual loans during the year. At year-end 1996, total non-performing assets were comprised of $220.8 million of non-accrual loans and $24.2 million of OREO.

  Non-performing assets at year-end 1995 declined $172.4 million, or 39.1%, as compared to year-end 1994. The 1995 decline reflected decreases of $105.6 million, or 35.7% in the real estate portfolio and $40.5 million, or 35.8% in the commercial loan portfolio. Most of the 1995 decline in non-performing assets in these two portfolios was attributable to improved credit quality and the receipt of payments against two large non-performing credits.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

CREDIT QUALITY - continued

  CoreStates monitors the movements within the non-performing portfolio closely. The following table illustrates the components of the changes in non-performing assets during 1996, 1995 and 1994:

Changes in Non-Performing Assets
--------------------------------
For the Years Ended December 31,
--------------------------------
(in millions)

                                           1996      1995      1994
                                          -------   -------   -------
Balance at January 1,..................   $   268   $   441   $   626

Additions..............................       287       274       522
Return to accrual......................       (18)      (30)      (74)
Payments...............................      (184)     (299)     (350)
Charge-offs............................      (108)     (118)     (283)
                                          -------   -------   -------
Net change.............................       (23)     (173)     (185)
                                          -------   -------   -------

Balance at December 31,................   $   245   $   268   $   441
                                          =======   =======   =======

The following table reflects the distribution of non-performing assets by loan type at December 31, 1996 and 1995:

Distribution of Non-Performing Assets
-------------------------------------
At December 31,
---------------
(in millions)


                                                        1996                                1995
                                          --------------------------------   --------------------------------------
                                                        % of     % Total                     % of         % Total
                                             Non-       Loan       non-         Non-         Loan           non-
Loan type                                 performing    type    performing   performing      type        performing
---------                                 ----------   ------   ----------   ----------     ------       ----------
Domestic:
  Commercial and industrial............     $ 92.6      0.6%       37.8%       $ 72.7        0.6%           27.1%
 Real estate:
    Construction.......................        5.6      1.0         2.3           8.9        1.5             3.3
    Other loans........................      118.5      1.3        48.4         143.6        1.4            53.5
    OREO...............................       24.2        -         9.9          37.5          -            14.0
  Other domestic loans (a).............        4.1      0.2         1.6           5.6        0.3             2.1
                                            ------                -----        ------                      -----
     Total domestic....................      245.0      0.8       100.0         268.3        0.9           100.0
 Foreign loans.........................          -        -           -             -          -               -
                                            ------                -----        ------                      -----
     Total non-performing
     assets (b) (c)....................     $245.0      0.7       100.0%       $268.3        0.8           100.0%
                                            ======                =====        ======                      =====
   % of total assets...................        0.5%                               0.6%
                                               ===                                ===


-----------------
(a)  Includes loans to financial institutions and lease financing.
(b) The table does not include loans of $113 million and $89 million at December 31, 1996 and 1995, respectively, that are past due 90 days or more as to principal or interest.
(c) At December 31, 1996 and 1995, there were no non-performing consumer loans. Non-performing residential mortgage loans are included in other real estate loans in the above table.

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

Net Interest Margin
-------------------
Plotting Points for a Chart
---------------------------
(In percent)

                                    Net interest margin
                               ------------------------------
                                               Superregional
                                CoreStates      Composite *
                               -------------  ---------------
1996                              5.53%            4.65%
1995                              5.47             4.56
1994                              5.33             4.70
1993                              5.27             4.86
1992                              5.03             4.82

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

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued

Interest Rate Risk Management

  Interest rate risk refers to potential changes in current and future net interest income resulting from changes in interest rates, product spreads and mismatches in the repricing between interest rate sensitive assets and liabilities. At CoreStates, measurement of near term interest rate risk focuses on potential changes in net interest income identified through computer simulations against both rising and falling interest rates. Longer term repricing risks are measured using potential changes in the present value of future income streams inherent in current positions. While present value sensitivity is used to measure risk in longer time periods, gap analysis is used
to manage strategy execution.   All measurements of interest rate risk include
the impact of off-balance sheet activities. Under CoreStates' policy, rate changes of at least 200 basis points in either direction over a six-month period are simulated with rate related negative net interest income volatility over a twelve-month horizon limited to 4% of shareholders' equity. Changes are measured relative to a base forecast in which rates remain constant at current levels. Based on historical data, 95% of the time rates have moved less than 200 basis points over a six-month period. Included in these simulations are all contractual repricing risks, the impact of prepayments in the loan and securities portfolios, potential spread and volume changes on consumer deposits and fluctuations in the value of non-interest bearing funding sources.
Potential changes in the spread between the prime rate and financial market rates are monitored, and when changes are believed to be interest rate related are subject to the interest rate risk policy guidelines. CoreStates believes that the prime spread is more a function of credit conditions than interest rate changes. Estimated changes in the present value are based on a 200 basis point parallel shift of the yield curve and negative changes are limited to 10% of equity.

  As a matter of practice, positions are generally managed to produce significantly lower volatility than policy guidelines would permit. At December 31, 1996, net interest income simulations using a 200 basis point change in short-term interest rates showed that CoreStates' net interest income volatility over the next twelve months would be relatively neutral or less than 1% of shareholders' equity. That level is representative of simulations performed throughout the year. Recognizing that the simulation process is based on a variety of assumptions, management reviews results by category of risk as well as by product and tests the sensitivity of the results to key assumptions. Present value changes are also managed well within policy guidelines and represented less than 5% of equity at year-end.

  There are two main elements to CoreStates' exposure to interest rate risk. The first is the broad mismatch between the rate sensitivity of the assets and liabilities in its core businesses, and the second is the spread risk between the rates on those products and financial market rates. Option risk, such as prepayment risk on consumer lending products, has increased in recent years.

  CoreStates' core wholesale and retail businesses generate a large portfolio of prime and other short-term rate related assets. Characteristic of a regional banking company, CoreStates also has a significant funding base of consumer deposits with indefinite maturities and non-contractual rates such as savings, NOW and money market accounts. The repricing characteristics of those deposits tend to be longer term; traditionally, pricing has been relatively stable for long periods and pricing changes lag changes in financial market rates. While this mix of relationship assets and liabilities provides excellent liquidity, it results in considerable interest rate risk. This inherent mismatch (the "relationship gap") of longer term fixed-rate liabilities funding short-term rate sensitive assets generates significant exposure to declining interest rates if not managed.

   CoreStates manages this relationship gap through the use of both on and off-balance sheet discretionary assets and liabilities. The typical offsetting position is created by purchasing fixed-rate investment securities funded by short-term liabilities, or by entering into interest rate swaps in which CoreStates receives a fixed rate and pays a variable rate. The following excerpts from the Interest Sensitivity Analysis shown on page 94 demonstrates the basic mismatch of the relationship portfolios and the offsetting discretionary position. In keeping with CoreStates' interest rate risk discipline, the combined position is relatively balanced so that there is minimal impact on earnings from an interest rate move in either direction.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued

Selected Interest Sensitivity Balances
--------------------------------------
At December 31, 1996
--------------------
(in millions)

                                            Months                        Years
                                ----------------------------   ---------------------------
                                   0-3       4-6       7-12      1-2       2-5      over 5     Total
                                --------   -------   -------   -------   -------   -------   ----------
Relationship Portfolios:
Total loans...................  $ 21,695   $ 1,814   $ 1,892   $ 2,592   $ 3,759    $1,025      $32,777
Total consumer deposits, net
   non-interest funding.......     9,995     2,198     4,129     3,863     5,436     6,469       32,090
Adjustments...................       765    (1,128)     (760)   (1,069)   (3,186)    5,378            -
                                --------   -------   -------   -------   -------    ------      -------
  Relationship gap............    12,465    (1,512)   (2,997)   (2,340)   (4,863)      (66)         687
                                --------   -------   -------   -------   -------    ------      -------
Discretionary Portfolios:
Assets........................     4,353     1,715     3,241     2,464     5,747     1,555       19,075
Liabilities...................    16,909       187       175       232       777     1,482       19,762
                                --------   -------   -------   -------   -------    ------      -------
  Discretionary gap...........   (12,556)    1,528     3,066     2,232     4,970        73         (687)
                                --------   -------   -------   -------   -------    ------      -------
  Combined gap................  $    (91)  $    16   $    69   $  (108)  $   107    $    7      $  -
                                ========   =======   =======   =======   =======    ======      =======
  Cumulative gap..............  $    (91)  $   (75)  $    (6)  $  (114)  $    (7)  $   -        $  -
                                ========   =======   =======   =======   =======   =======      =======

  The second major element of CoreStates' interest rate risk is the spread risk between product rates and financial market rates. These spreads are a function of competitive and other factors as well as interest rate levels. CoreStates simulates the behavior of individual products under various rate scenarios to determine an appropriate investment or funding strategy to provide a stable spread.

  Consumer deposit spreads are a key element of net interest income. Interest rates on savings and similar products were slightly lower in 1996 versus 1995, while financial market rates were slightly higher. Deposit balances continued to shift from these products to certificates and non-bank alternatives with higher rates. Given this pricing trend and the relatively low level of absolute rates on these products, there is likely to be resistance to lowering these rates should market rates decline. However, if rates rise, there may be increased pressure to raise rates and/or an acceleration of the balance shift to products with narrower spreads. Simulations incorporate pricing and volume assumptions including runoff and shifting across products for various rate changes. Those assumptions are developed in conjunction with the business managers, and while management believes its simulation assumptions are realistic, it recognizes this as an area of potential volatility. It should be noted that these products are also influenced by the changing nature of the consumer product line and the positioning of these products within that line.

  The spread between the prime rate and short-term market rates, such as LIBOR, is also an important component of net interest income. CoreStates uses a blend of short term maturities to fund prime related assets which should help preserve a stable spread provided that spread relationships in the financial market, such as Prime/LIBOR, remain stable. While the risk of a narrowing of the prime spread is not unique to CoreStates, a contraction in that spread would reduce net interest income. CoreStates currently has approximately $10 billion in loans subject to changes in the prime rate.

  While it is not a significant exposure, option risk has increased in the last few years. The primary source of option risk in CoreStates' balance sheet is prepayment risk in residential mortgages, home equity and other consumer lending products and, to a lesser extent, loans to commercial customers and investment securities. CoreStates mitigates most of this risk through sales and securitizations. Risks that are retained are managed with a combination of caps, floors and other derivative instruments. The second type of option risk is from caps and floors embedded in loan and deposit products. CoreStates offsets those risks with purchases of similar caps and floors.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued

  Off-balance Sheet Instruments and Derivative Activities - CoreStates uses off-balance sheet derivative instruments primarily to manage CoreStates' interest rate risk. CoreStates believes that interest rate risk management must be coordinated with the management of liquidity and capital. Therefore, CoreStates uses off-balance sheet instruments to modify its rate sensitivity and consequently, avoids the unnecessary leverage and liquidity impairment which would result from on-balance sheet alternatives. CoreStates also uses interest rate contracts to provide risk management services for its customers and to hedge the interest rate risk in its trading positions.

  Credit risk exists in a derivative transaction to the extent that there is a
favorable move in interest rates and the counterparty fails to perform.   The
current credit exposure in a derivative transaction is the estimated cost to replace the transaction at current market rates, while potential exposure is the estimated cost to replace the transaction at future interest rates. CoreStates monitors both the current and potential risk. CoreStates evaluates the credit worthiness of all off-balance sheet counterparties using the same standards applied in any other loan or credit transaction. In addition, CoreStates uses collateral agreements to manage credit risk in its derivatives portfolio. Under those agreements, collateral is transferred between counterparties when exposure exceeds an agreed upon threshold. Collateral agreements and thresholds are determined based on the quality of individual counterparties. As of December 31, 1996, the current cost to replace CoreStates' derivatives portfolio was $177 million. This assumes that only counterparties for whom it would be favorable to default would do so.

  Interest Rate Risk Related Derivative Activities - CoreStates' use of derivatives for interest rate risk management falls into three categories: interest sensitivity adjustments, spread protection and the hedging of anticipated asset sales. The following schedule reflects by interest rate risk management category, the outstanding derivative positions as of December 31, 1996, the major balance sheet category to which they relate, and the associated unrealized gains/losses:

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued


Outstanding Interest Rate Risk Related Derivatives
--------------------------------------------------
  At December 31, 1996
  --------------------                          Interest    Interest     Interest
  (in millions)                                   rate        rate       rate caps       Other
                                                  swaps     futures     and floors    derivatives     Total
                                                --------    --------    ----------    -----------    -------
Interest Sensitivity Adjustment:
    Assets (primarily loans):
             Notional amount..............       $4,092      $4,451       $    8         $  80       $ 8,631
             Unrealized gains.............           64           2            -             -            66
             Unrealized losses............          (19)          -            -             -           (19)
    Deposits and other borrowings:
             Notional amount..............        4,132                      925           150         5,207
             Unrealized gains.............           35                       13             2            50
             Unrealized losses............          (16)                       -             -           (16)
    Long-term debt:
             Notional amount..............          869                                    150         1,019
             Unrealized gains.............           13                                      3            16
             Unrealized losses............          (13)                                     -           (13)
Spread Protection:
    Assets (primarily loans):
             Notional amount..............           50                      500                         550
             Unrealized gains.............            3                        2                           5
             Unrealized losses............            -                        -                           -
    Deposits and other borrowings:
             Notional amount..............                                   107                         107
             Unrealized gains.............                                     -                           -
             Unrealized losses............                                     -                           -
Anticipated Asset Sales:
             Notional amount..............                                                  37            37
             Unrealized gains.............                                                   -             -
             Unrealized losses............                                                   -             -
Total:
             Notional amount..............       $9,143      $4,451       $1,540         $ 417       $15,551
                                                 ======      ======       ======         =====       =======
             Unrealized gains.............       $  115      $    2       $   15         $   5       $   137
                                                 ======      ======       ======         =====       =======
             Unrealized losses............       $  (48)     $    -       $    -         $   -       $   (48)
                                                 ======      ======       ======         =====       =======
             Net unrealized gains.........       $   67      $    2       $   15         $   5       $    89
                                                 ======      ======       ======         =====       =======

   Although the value of the various derivative instruments will change with interest rates, CoreStates does not consider changes in individual portfolio values to be significant given that the portfolios are used to offset specific risks. As of December 31, 1996, CoreStates' use of off-balance sheet derivative instruments which carry a leveraged exposure to either rising or falling rates or have other complex features is not material.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued

   Interest sensitivity adjustments account for the majority of CoreStates' derivative activities. CoreStates has a naturally asset sensitive balance sheet as a result of its basic loan and deposit businesses. Commercial and consumer loan activities tend to have short-term repricing characteristics versus the longer term repricing nature of CoreStates' funding sources. These relationship portfolios have a positive effect on earnings in a rising rate environment and a negative effect in a falling rate environment. Therefore, CoreStates uses fixed rate assets or off-balance sheet instruments with characteristics similar to fixed rate assets to offset this risk. When off-balance sheet instruments are used, cash balances are invested in shorter time periods and interest rate swaps or other derivatives are used to "fix" the rate for longer terms similar to those of CoreStates' liabilities. The risks in certain products, particularly non-contractual deposits, are sometimes greater in one direction of rate change than the other. To the extent that marginal amounts of deposits need protection from falling rates but are likely to shift to higher rate instruments as interest rates rise, caps and/or floors are a more appropriate hedge. CoreStates has used interest rate floors in this manner to augment the risk protection provided by the swaps and futures portfolios. By using swaps, futures and options in this manner, leverage is reduced and liquidity is enhanced. If derivative instruments were not used, CoreStates would invest in longer term assets based on its disciplined interest rate risk management practice of strict matching of asset and liability terms. Therefore, the impact of derivatives on pre-tax income is confined to the spread between the derivative instrument and other instruments of similar terms. Management estimates that this spread is not material relative to pre-tax income.

   CoreStates also uses derivative instruments to protect spreads on certain balance sheet products. CoreStates' loan and securities portfolios include adjustable rate mortgages which carry interest rate caps limiting the amount of rate increase per year as well as over the life of the mortgage. As interest rates rise and funding costs increase, the spread on that portfolio will compress. At December 31, 1996, CoreStates holds $481 million of interest rate caps which offset that risk by limiting the potential increase in funding costs.

   For accounting purposes, the income effects of futures or swaps used to adjust interest sensitivity or to protect a product spread are associated with either the asset or the liability being managed. The amount recorded in net interest income related to derivative financial instruments was $75.5 million in 1996 and $20.7 million in 1995. The following table shows the impact of derivatives income on average interest rates:


Impact of Derivatives Income on Yields and Costs
------------------------------------------------
For  the Year Ended                                      1996                                           1995
-------------------                   ------------------------------------------    -------------------------------------------
December 31,                                    Reported               Impact                 Reported                Impact
------------                          Average    Yield/    Product       of         Average    Yield/    Product        of
(in millions)                         Balance     Cost       Rate    Derivatives    Balance     Cost       Rate     Derivatives
                                      -------   --------   -------   -----------    -------   --------   --------   -----------
Earning Assets
Time deposits.....................    $ 2,163     5.68%      5.68%                  $ 1,929     6.32%      6.32%
Federal funds sold & trading
  account.........................        444     5.98       5.98                       602     6.72       6.72
Investment securities.............      4,662     6.22       6.15        0.07%        6,430     6.17       6.11        0.06%
Loans.............................     31,939     9.03       8.92        0.11        31,267     9.43       9.37        0.06
                                      -------                                       -------
Total Earning Assets..............    $39,208     8.48       8.38        0.10       $40,228     8.72       8.66        0.06
                                      =======                                       =======

Interest Bearing Funds
Savings, NOW, regular MMA.........    $10,072     1.61       1.85       (0.24)      $11,139     2.12       2.05        0.07
Premium MMA.......................      3,515     3.87       3.87           -         3,301     3.93       3.93           -
Certificates......................      9,067     5.15       5.27       (0.12)        9,132     5.39       5.42       (0.03)
                                      -------                                       -------
 Total retail.....................     22,654     3.39       3.54       (0.15)       23,572     3.66       3.64        0.02
                                      -------                                       -------

Commercial & foreign deposits.....      1,635     4.83       4.83           -         1,758     5.10       5.23       (0.13)
Federal funds purchased  &
  short-term borrowings...........      2,958     5.18       5.18           -         3,752     5.71       5.69        0.02
Long-term debt....................      2,536     6.38       6.53       (0.15)        2,262     6.76       6.78       (0.02)
                                      -------                                       -------
 Total wholesale..................      7,129     5.53       5.58       (0.05)        7,772     5.88       5.91       (0.03)
                                      -------                                       -------

Total Interest Bearing Funds......    $29,783     3.88       4.01       (0.13)      $31,344     4.17       4.17           -
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

   Interest rate swaps are agreements between two parties to exchange interest cash flows. Generally, one party receives a fixed rate and pays a variable rate, while the counterparty pays the fixed rate and receives the variable rate. As of December 31, 1996, the rates CoreStates has contracted to receive are fixed for longer time periods than the rates CoreStates has contracted to pay. Therefore, if interest rates fall, this portfolio will provide higher interest income, offsetting a decline in interest income in relationship portfolios; conversely if rates rise, the swap portfolio will produce less interest income which will be offset by increased interest income in the relationship portfolios. CoreStates also uses interest rate futures in a similar manner. While swaps are used in both short and long term maturities, futures are used primarily to extend the rate sensitivity of short-term assets to periods less than one year and are largely concentrated in Eurodollar and LIBOR contracts. CoreStates' use of interest rate futures is a function of the mix of maturities/resets on short term lending portfolios, volumes and terms of short term retail certificates and market funding sources and the availability and attractiveness of other short term assets. These portfolios include significant volumes and the terms are subject to maturity shifts between one month and one year.

   The repricing schedule below summarizes the notional amount and associated interest rate of CoreStates' interest rate swaps categorized by whether CoreStates receives or pays the rate shown. The swaps are stratified by repricing date or maturity depending on whether the payments are floating or fixed, respectively. Floating rates included in the repricing schedule are based on the rates in effect on December 31, 1996.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued



Repricing Schedule of Interest Rate Swaps
-----------------------------------------
At December 31, 1996
--------------------
(in millions)
                                                                           Years
                                             ---------------------------------------------------------------
                                               0-1        1-2        2-3        3-4        4-5       over 5      Total
                                             -------    -------    -------    -------    -------    --------    -------
Receive Fixed/Pay Floating:
        Receive Notional................     $1,775     $1,271     $1,346     $1,402     $1,538      $1,050     $8,382
                Rate....................       6.32%      6.30%      6.79%      6.41%      6.50%       6.74%      6.50%
        Pay     Notional................     $8,382                                                             $8,382
                Rate....................       5.68%                                                              5.68%
Pay Fixed/Receive Floating:
        Pay     Notional................                $   15     $    9     $   25                            $   49
                Rate....................                  8.60%      8.09%      9.26%                             8.84%
        Receive Notional................     $   49                                                             $   49
                Rate....................       5.60%                                                              5.60%
Receive Floating/Pay Floating:
(Basis Swaps)
                Notional................     $  230                                                             $  230
        Receive Rate....................       5.54%                                                              5.54%
        Pay     Rate....................       5.58%                                                              5.58%
Receive Fixed/Pay Floating(a):
(Forward Start)
        Receive Notional................                                      $  160     $  275     $   47      $  482
                Rate....................                                        7.07%      6.48%      7.05%       6.73%
        Start Date
                Notional................     $  115     $  132     $  235                                       $  482

--------------------------------------------------
(a) Pay rate will be determined on forward start date.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued
ASSET AND LIABILITY MANAGEMENT - continued


The following schedule illustrates CoreStates' interest rate risk related derivative activity during 1996 and 1995:

Activity in Derivatives Products
--------------------------------
Years Ended December 31, 1996 and 1995
--------------------------------------
(in millions)                                                           Interest
                                              Interest     Interest     rate caps
                                                rate         rate          and           Other
Notional Amounts                               swaps       futures       floors       derivatives      Total
----------------                              --------     --------     ---------     -----------     --------
At December 31, 1994....................       $10,743     $ 1,043       $1,553          $ 295         $13,634
Additions...............................         2,475       3,688          583            246           6,992
Terminated contracts....................          (855)     (4,112)        (100)          (125)         (5,192)
Maturities/amortization.................        (2,647)          -         (550)          (310)         (3,507)
                                               -------     -------       ------          -----         -------
At December 31, 1995....................         9,716         619        1,486            106          11,927

Additions...............................         3,712      14,260          341            761          19,074
Terminated/restructured contracts(a)....          (213)    (10,428)           -              -         (10,641)
Maturities/amortization.................        (4,072)          -         (287)          (450)         (4,809)
                                               -------     -------       ------          -----         -------
At December 31, 1996....................       $ 9,143     $ 4,451       $1,540          $ 417         $15,551
                                               =======     =======       ======          =====         =======

--------------------
(a) At December 31, 1996, CoreStates had $2.9 million deferred gains and $10.1 million deferred losses related to terminated derivative contracts.

CoreStates' use of off-balance sheet instruments, particularly interest rate futures, increased during 1996. Interest rate swaps outstanding have not changed significantly, however, approximately one-third of the portfolio matured and was replaced during the year. A small amount of interest rate swaps were terminated during the year as longer term assets acquired through the Meridian merger replaced the need for those swaps. Interest rate futures are used extensively in the management of short term positions (under one year). Usage in 1996 was increased primarily due to changes in the composition of short term discretionary asset portfolios and consumer certificates of deposit. The maturity and volumes of investment assets were shortened, while the maturities and volumes of retail certificates of deposit under one year increased. Interest rate futures were used to offset the mismatches created by that activity. The notional amount of futures contracts outstanding is higher than the amount of the balance sheet position being hedged. Futures contracts used are for shorter terms than the mismatch period being hedged so that it requires a greater notional amount of contracts to cover the longer time period. The LIBOR contract has a one-month term and the Eurodollar contract has a three-month term. The increase in other derivatives represents the purchase of "swaptions" which give CoreStates the right to enter a pay fixed swap at a future date. The swaptions were used to offset options in the interest rate risk related derivatives portfolio acquired with Meridian and to hedge prepayment in longer term mortgages.

Trading and Customer Related Derivative Activities - CoreStates also engages in derivative market activities to provide risk management services for its customers and to manage securities trading positions in the securities unit. The securities unit underwrites, brokers, and distributes securities to municipalities, institutional investors and individual investors. In addition, the unit buys, sells and securitizes mortgage loans and brokers loan servicing portfolios. The following schedule details the outstanding notional amounts and related fair values of trading and customer related derivative transactions as of December 31, 1996 and 1995.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued
ASSET AND LIABILITY MANAGEMENT - continued

Trading and Customer Related Derivatives
----------------------------------------
At December 31,
---------------
(in millions)
                                                                      1996                                        1995
                                                 --------------------------------------------------    -------------------------
                                                                               Positive    Negative
                                                 Notional      Net assets       Market      Market      Notional    Net assets
                                                  amount     (liability)(a)      Value       Value       amount   (liability)(a)
                                                 --------    --------------    --------    --------    ---------  --------------
Interest Rate Swaps:
         CoreStates receives fixed...........     $  355         $ 1.5          $ 2.7      $ (1.2)      $  115         $ 2
         CoreStates pays fixed...............        353          (1.0)           1.3        (2.3)         115          (2)
Futures......................................         39           0.4            0.4           -            2           -
Rate Locks:
         CoreStates receives fixed...........         30          (0.1)             -        (0.1)          15           -
         CoreStates pays fixed...............         30           0.1            0.1           -           15           -
Interest Rate Caps/Floors:
         Sold................................        705          (2.7)             -        (2.7)         517          (1)
         Purchased...........................        704           2.7            2.7           -          517           1
Commitments to purchase/sell whole mortgage
loans and securities (including when-issued
securities):
         Sold................................         83          (0.2)           0.1        (0.3)         117          (2)
         Purchased...........................         19             -              -           -          106           2
Other Options:
         Sold................................        206           6.5            7.1        (0.6)         247           6
         Purchased...........................        334           0.8            0.8           -          624           1
Foreign exchange contracts(b)................      1,766          (0.5)          28.0       (28.5)       1,695           2(c)
                                                  ------         -----          -----      ------       ------         ---
Total Trading and Customer Related
         Derivatives.........................     $4,624         $ 7.5          $43.2      $(35.7)      $4,085         $ 9
                                                  ======         =====          =====      ======       ======         ===

(a) Average net assets (liabilities) during 1996 and 1995 were substantially the same as the net assets (liabilities) at December 31, 1996 and 1995, respectively.
(b) Foreign exchange contracts purchased and sold at December 31, 1996 were $836 million and $930 million, respectively, and at December 31, 1995 were $853 million and $842 million, respectively.
(c) Gross assets and (liabilities) on foreign exchange contracts at December 31, 1995 were $16 million and $14 million, respectively.

    Interest rate risk in interest rate swaps is generally offset by executing similar transactions with other counterparties. Similarly, interest rate risk in written caps and floors is largely offset.

       Other options purchased includes $270 million of Treasury float contracts. These contracts give CoreStates the right to sell Treasury securities at future dates at predetermined prices. Generally, the Treasury float contract customer is a municipality which has defeased a bond issue with government securities and has a mismatch in the timing of the maturity of the securities and the date the funds are needed to pay the debt service.

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

   The cornerstone of CoreStates' liquidity position is a sizable and stable base of core deposits acquired through customer relationships. Core deposits are comprised of interest-bearing consumer savings products as well as non-interest bearing consumer and commercial deposits. Core deposits averaged 70.2% of assets in 1996 compared to 70.1% in 1995. Core deposits are supplemented by discretionary funding sources from direct customer contacts in both the domestic and international markets. These sources include large denomination certificates of deposit, deposits in foreign branches as well as Federal funds, repurchase agreements, commercial paper and long-term debt.

   While both core deposits and discretionary sources appear to remain stable based on annual averages, the trend within those averages suggests an increased reliance on market funding sources. In general, Meridian had a greater proportion of discretionary market funding sources to total assets than CoreStates. Consistent with the integration plan, early in 1996 CoreStates reduced the combined entity's dependence on market funding sources by reducing investment securities held by the former Meridian. In the fourth quarter of 1996, requirements for market funding sources began to increase as the common stock repurchase program became effective and loan demand improved. Those requirements have been met primarily with instruments having longer terms, such as ten year subordinated debt and thirty year Trust Capital Securities.

   CoreStates' liquidity is further enhanced by its ability to raise funds in a variety of domestic and international money and capital markets. During 1996, CoreStates issued $300 million of Trust Capital Securities and an additional $450 million was issued in January, 1997. These securities were marketed to institutional investors, both domestically and internationally. Under a shelf registration filed with the Securities and Exchange Commission, CoreStates had a broad range of debt and capital securities that were registered but unissued of approximately $1,085 million at December 31, 1996. During 1996, approximately $1,040 million of debt having various terms and interest rates was issued under the shelf registration. Maturities and retirements of long-term debt during 1996 were approximately $500 million. In 1996, CoreStates increased its revolving credit facility from unrelated banks to $700 million from $650 million. The facility was established in support of commercial paper borrowings, medium-term notes and general corporate purposes. There were no borrowings under this facility at year-end 1996.

   The tables on pages 93 and 95 illustrate the maturity characteristics of CoreStates' domestic certificates of deposit over $100 thousand, loan portfolio and investment portfolio, respectively. For information regarding the maturity characteristics of CoreStates' short-term funds borrowed and long-term debt, see notes 11 and 12 to the financial statements.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

ASSET AND LIABILITY MANAGEMENT - continued

Investment Portfolio

   Within the context of the policies and practices previously outlined, CoreStates maintains a portfolio of marketable debt securities to contribute to a balanced interest rate risk position and to provide liquidity reserves. Interest rate risk management disciplines require strict matching of interest rate sensitivities and, therefore, CoreStates generally does not consider changes in the market value of individual portfolios as significant to the management of its interest sensitivity. The investment securities portfolio at December 31, 1996 consisted of investments held-to-maturity with a carrying value of $1,689 million and investments available-for-sale with a carrying value of $2,394 million, compared to $3,060 million and $2,572 million, respectively on December 31, 1995. During 1996, the level of investment securities carried on the balance sheet was reduced as part of an overall balance sheet restructuring which reduced CoreStates' reliance on discretionary market funding and was related to the Acquisition. The reduction was accomplished principally through maturities and sales of available-for-sale investment securities. In addition to debt securities, the available-for-sale portfolio also includes a bank stock portfolio and other marketable equity securities. The accumulated net unrealized gain on available-for-sale securities was $43 million at December 31, 1996, compared to $84 million at December 31, 1995. The decline in the net unrealized gain was primarily due to realization of certain gains in the bank stock portfolio and on foreign equity securities.

SOURCES AND USES OF FUNDS

   Total assets were $45.5 billion at year-end 1996, down 1.1% from year-end 1995. The loan portfolio grew to $32.8 billion at year-end 1996, up $1,063 million, or 3.4%, from year-end 1995. The increase in loans was primarily in the commercial portfolio and international loans. Loan growth at banking subsidiaries was funded primarily by reductions in investment securities, as the investment portfolio was reduced by $1,549 million, or 27.5%, from year-end 1995. The book value of loans sold during 1996 was approximately $1.6 billion and was primarily comprised of approximately $1.1 billion of residential mortgages, $150 million of student loans and $375 million of fixed-rate home equity loans. The impact of loan sales on results of operations was not material.

   Total deposits declined $237 million, or 0.7%, from year-end 1995 principally as the result of the sale of eleven former Meridian branches and $380 million of related deposits. Domestic interest-bearing deposits declined $897 million, or 3.8%, from year-end 1995 principally as a result of merger-related attrition and the branch sale. Domestic non-interest bearing deposits increased $393 million, or 4.4%, reflecting a year-end 1996 increase in customer activity and foreign deposits increased $267 million, or 23.3%, reflecting continuing growth in international business relationships. The net decline in deposits was offset by loan sales and the decline in the investment portfolio.

   Total assets averaged $43.8 billion in 1996, down $911 million, or 2.0%, from 1995. Average loans increased $672 million, or 2.1%, while average investment securities decreased $1,768 million or 27.5%. As reflected in the chart, "Earning Asset Mix", loans comprised 81.5% of CoreStates' average earning assets in 1996, compared to 77.7% in 1995.


Earning Asset Mix
-----------------
Plotting Points for a Graph
---------------------------
(percentage of average earning assets)
                                                           Earning Asset Mix
                                     ----------------------------------------------------------
                                      Short-term
                                     money market               Investment
                                     investments                securities                Loans
                                     -----------                ----------                -----
           1996                          6.6%                      11.9%                  81.5%
           1995                          6.3                       16.0                   77.7
           1994                          5.2                       18.6                   76.2
           1993                          4.9                       20.5                   74.6
           1992                          6.0                       19.4                   74.6

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued


SOURCES AND USES OF FUNDS - continued


  The accompanying chart, "Funding Mix", illustrates that 61.9% of CoreStates' funds were derived from consumer deposits in 1996, compared with 62.5% in 1995. Funding to accommodate current business needs and future growth at non-bank subsidiaries will continue to be supported by the previously discussed shelf registration.

Funding Mix
-----------
Plotting Points for a Graph
---------------------------
(percentage of average earning assets*)

                                           Funding Mix
                             -----------------------------------------
                                               Other            Non-
                              Retail         Interest         Interest
                             Deposits         Bearing          Bearing
                             --------         -------          -------
           1996                 61.9%           12.3%            25.8%
           1995                 62.5            13.9             23.6
           1994                 62.5            12.9             24.6
           1993                 64.0            12.1             23.9
           1992                 66.8            11.0             22.2

*  excluding short-term money market investments

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

REVIEW AND ANALYSIS OF EARNINGS

Operating Revenue

  Operating revenue has two primary sources, net interest income and non-interest income. Net interest income comprised 71% of CoreStates' total revenue in both 1996 and 1995. On the accompanying chart ("Operating Revenue"), net interest income is presented excluding the earnings benefit of balances maintained by commercial customers as compensation for transaction oriented non-
credit products.   Non-interest income and the previously mentioned earnings
benefit of balances maintained are presented separately. Net interest income and non-interest income are discussed in further detail on the following pages.

Operating Revenue
-----------------
Plotting Points for a Chart
---------------------------
(tax equivalent net interest income plus non-interest income-in millions)

                                            Operating Revenue
                                  ------------------------------------
                                                   Derived
                                   Loan and         from        Non-
                                  Investment      Non-credit  Interest
                                   Interest        Balances    Income    Total
                                  ----------      ----------  --------  -------
                1996               $1,941.0         $226.7     $899.1   $3,066.8
                1995                1,993.6          206.6      882.2    3,082.4
                1994                1,921.0          186.5      788.5    2,896.0
                1993                1,888.0          172.6      832.7    2,893.3
                1992                1,728.4          148.6      854.0    2,731.0


  Operating revenue for 1996, as adjusted for the significant and unusual items listed in the table "Non-Interest Income" on page 39, was down $26.3 million, or 0.9% in comparison to 1995 due to a decline in tax equivalent net interest income of $32.5 million, or 1.5%. The decline in net interest income for 1996 was primarily due to the impact of a $1.0 billion reduction in average interest earning assets and the impact of reduced spreads on loans and deposits.

  Adjusted for significant and unusual items, operating revenue for 1995 increased 5.3% over 1994, primarily due to a $92.7 million, or 4.4%, increase in total net interest income. The growth in net interest income for 1995 was primarily experienced in Regional Banking and Retail Credit.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Net Interest Income

     For analytical purposes, net interest income is adjusted to a taxable equivalent basis to recognize the income from tax exempt assets as if the interest were taxable. Net interest income on a taxable equivalent basis decreased $32.5 million, or 1.5% in 1996, following an increase of $92.7 million, or 4.4% in 1995. The decline in net interest income for 1996 was primarily due to the impact of a $1.0 billion, or 2.5%, reduction in average interest earning assets and the impacts of reduced spreads on loans and deposits due to competitive pricing pressures. Compared to 1995, the relatively lower-yielding investment portfolio was reduced $1.8 billion, or 27.5%, on average during 1996, while the loan portfolio grew $0.7 billion, or 2.1%, on average. This adjustment in asset mix, combined with a $0.5 billion increase in interest free funding sources, resulted in a 6 basis point increase in the net interest margin for 1996. The strength of CoreStates' net interest income and net interest margin stems from the combination of wide spreads on both loans and deposits and on a balance sheet which has a relatively high portion of loans and a large base of non-interest bearing funding. The following table compares taxable equivalent net interest income for the years ended December 31, 1996, 1995 and 1994.

Taxable Equivalent Net Interest Income
--------------------------------------
For the Years Ended December 31,
---------------------------------
(in millions)

                                                                               Percentage
                                                                           increase(decrease)
                                                                           ------------------
                                         1996        1995        1994      '96/'95    '95/'94
                                       --------    --------    --------    -------    -------
Total interest income................  $3,298.2    $3,475.1    $3,014.6       (5.1)%     15.3%
Tax equivalent adjustment............      26.2        33.3        39.4      (21.3)     (15.5)
                                       --------    --------    --------
Tax equivalent interest income.......   3,324.4     3,508.4     3,054.0       (5.2)      14.9
Total interest expense...............   1,156.7     1,308.2       946.5      (11.6)      38.2
                                       --------    --------    --------
Tax equivalent net interest income...  $2,167.7    $2,200.2    $2,107.5       (1.5)       4.4
                                       ========    ========    ========

Interest rate spread (a).............      4.60%       4.55%       4.61%
                                       ========    ========    ========
Net interest margin (b)..............      5.53%       5.47%       5.33%
                                       ========    ========    ========

------------------------

(a) The interest rate spread represents the difference between the average yield on total interest earning assets and the average cost on total interest bearing liabilities.
(b) The net interest margin is a key measure of net interest income performance. It represents the difference between tax equivalent interest income and interest expense (i.e., taxable equivalent net interest income) reflected as a percentage of average earning assets.

The increase in net interest income for 1995 was driven by improved spreads earned on both deposits and prime-based loans and by improved earnings on non-interest bearing funding sources in 1995's comparatively higher interest rate environment. Also contributing to the increase in 1995 net interest income were reduced non-performing loans and growth in relatively higher yielding loans, particularly in the commercial portfolio including commercial finance lending at Congress Financial, and credit card outstandings. Average commercial finance loans at Congress Financial grew by $274 million, or 12.2%, in 1995 and average credit card outstandings grew by $207 million, or 17.3%. The net interest margin for 1995 increased 14 basis points over 1994. The increase in the 1995 net interest margin was driven by improved product spreads in Regional Banking, increased volumes in higher spread loan categories and improved earnings on non-interest bearing funding sources.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Net Interest Income - continued

  For further detailed information regarding average balances, yields and costs, see the consolidated average balance sheet on pages 83-86, and the rate/volume analysis on page 89.

Non-Interest Income
-------------------
For the Years Ended December 31,
--------------------------------
(in millions)

                                                                           Percentage
                                                                        increase(decrease)
                                                                        ------------------
                                          1996       1995       1994    '96/'95   '95/' 94
                                        -------    -------    -------   -------   --------
Service charges on deposits..........   $ 243.7    $ 244.4    $ 239.8      (0.3)%   1.9%
Trust income (a).....................     164.9      153.2      141.3       7.6     8.4
International services fees..........     101.8       94.3       87.3       8.0     8.0
Debit and credit card fees...........      74.7       83.8       80.5     (10.9)    4.1
Third party processing fees (b)......      58.0       47.7       23.5      21.6   103.0
Income from investment in
 EPS, Inc............................      29.9       30.1       31.8      (0.7)   (5.3)
Income from trading  activities......      25.2       35.4       23.4     (28.8)   51.3
Investment banking fees..............      14.1       18.1       20.5     (22.1)  (11.7)
Mortgage banking income..............      11.3       16.1       11.8     (29.8)   36.4
Securities gains.....................      16.2       17.9       18.3
Corporate trust fees (a).............       2.3        9.7       12.0
Gains on sales of corporate trust....       8.2        7.4          -
Other operating income...............     105.5       91.5       98.3      15.3    (6.9)
                                        -------    -------    -------
  Non-interest income before
    significant and
    unusual items....................     855.8      849.6      788.5       0.7     7.7
                                        -------    -------    -------
Certain net investment gains (c).....      43.3       13.6          -
Gain on sale of affiliate
  joint venture......................         -       19.0          -
                                        -------    -------    -------
  Total non-interest income..........   $ 899.1    $ 882.2    $ 788.5       1.9    11.9
                                        =======    =======    =======

---------------------
(a) For presentation purposes, fee income on the corporate trust business was presented on a separate line. CoreStates' and Meridian's corporate trust businesses were sold in the fourth quarters of 1995 and 1996, respectively.
(b) Includes revenues for QuestPoint lockbox processing, document processing, check processing, and SynapQuest credit card and merchant processing.
(c)  See "Certain Net Investment Gains" on page 7 for more detail.

  Non-interest income for 1996, before the significant and unusual items noted in the above table, increased $6.2 million, or 0.7%. Increases in third party processing fees of 21.6%, international service charges of 8.0%, trust income of 7.6%, and gains on the securitization of home equity loans were mostly offset by a 29.8% decrease in mortgage banking income, a 28.8% decline in income from trading activities, a 22.1% decrease in investment banking income and a 10.9% decline in debit and credit card fees.

  Non-interest income for 1995, before significant and unusual items, increased 7.7% from 1994, primarily reflecting an increase in third-party processing fees. Third-party processing fee income for 1995 increased $24.2 million, or 103.0%, principally as a result of the January 27, 1995 acquisition of Nationwide Remittance Centers, Inc. ("NRC"). Also contributing to the growth for 1995 was a 36.4% increase in mortgage banking income, an 8.0% increase in fees for international services, and an 8.4% increase in trust income.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Non-Interest Income - continued

  The following is a discussion of the more significant components of non-interest income:

  . Service charges on deposit accounts, paid in fees, decreased $0.7 million, or 0.3%, in 1996, compared to an increase of $4.6 million, or 1.9%, in 1995. After adding the value of service charges paid through the maintenance of deposit balances by commercial and correspondent customers, which is included in net interest income, total service charge compensation for 1996 was $470.4 million, up $19.6 million, or 4.4%, from 1995 reflecting growth in transaction volume. Total service charge compensation on this basis for 1995 was $450.8 million, an increase of $27.0 million or 6.4% over 1994. The 1995 increase in service charges on deposits is attributable to increases in certain fees for deposit products as well as the introduction of new consumer demand deposit products.

  . Fees for international services increased $7.5 million, or 8.0%, in 1996, following an increase of $7.0 million, or 8.0%, in 1995. The growth in revenues for 1996 and 1995 reflects a continuing emphasis on non-credit products and international transaction processing services and resulting volume increases at overseas branches which were opened in recent years. For 1996, foreign exchange fees decreased $0.7 million, or 2.0%, following an increase of $3.1 million, or 16.5% for 1995. Fees for international transaction processing services increased $8.2 million, or 12.8%, in 1996 and $3.9 million, or 4.5%, in 1995.

  . Trust income increased $11.7 million, or 7.6%, in 1996 and $11.9 million, or 8.4%, in 1995. Improvements in 1996 trust fees related to increased revenues from investment management generated from the implementation of the process redesigns and appreciation of asset market values, partially offset by a decline in fees from the employee benefit plan business. The 1995 increase was due to the acquisition of McGlinn Capital Management, Inc. in July 1994, as well as increases in personal trust and investment advisory fees.

  . Debit and credit card fees decreased $9.1 million, or 10.9% in 1996, following an increase of $3.3 million, or 4.1%, in 1995. Credit card fees were $31.9 million, $25.5 million, and $25.6 million for 1996, 1995 and 1994, respectively. Debit card fees for the same periods were $42.8 million, $58.3 million and $54.9 million, respectively. The improvement in credit card fees for 1996 reflected increased volume on transaction-based fees, partially offset by pricing pressures on annual credit card fees. The decline in debit card fees for 1996 is attributable to a decrease in merchant fee income due to customer attrition from bank acquisitions, systems conversions, and repricing of unprofitable customers. Competitive pricing pressures adversely impacted fee income for both debit and credit cards in 1995. At year-end 1996, CoreStates' credit card portfolio included approximately 607,000 active accounts, compared to 614,000 at year-end 1995, and 601,000 at year-end 1994.

  . Third party processing fees increased $10.3 million, or 21.6% in 1996 primarily as a result of increased check processing and lockbox business and reflects CoreStates' continuing emphasis on non-credit products. Third party processing fees for 1995 increased $24.2 million, or 103.0%, principally as a result of the NRC acquisition.

  Excluding "certain net investment gains," CoreStates recorded net securities gains of $16.2 million in 1996, compared to $17.9 million in 1995 and $18.3 million in 1994. Investment securities gains for 1996 included $3.9 million recorded on sales of equity securities acquired in connection with prior loan arrangements, $4.6 million recorded on sales of certain bank stocks, and $1.4 million on the sale of foreign equity securities. Investment securities gains for 1995 included $7.8 million of gains recorded on sales of equity securities acquired in connection with prior loan arrangements. Investment securities gains in 1994 included $5.0 million recorded on sales of certain investments acquired with Constellation and $10.7 million recorded on sales of certain bank stocks.

  Other non-interest income for 1996 included gains on securitization of home equity loans of $7.7 million, compared to $0.5 million in 1995 and $3.7 million in 1994.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Non-Financial Expenses
----------------------                                                                Percentage
For the Years Ended December 31,                                                  increase(decrease)
--------------------------------                                                  ------------------
(in millions)                            1996          1995           1994        '96/'95   '95/'94
                                       --------      --------       --------      -------   -------
Salaries, wages and benefits........   $  826.4      $  904.4       $  947.9         (8.6)%    (4.6)%
Net occupancy expense...............      157.4         159.5          162.0         (1.3)     (1.5)
Outside services hired..............      155.0         146.3          139.7          5.9       4.7
Equipment expense...................      120.6         118.5          117.7          1.8       0.7
Amortization of intangible assets...       40.0          44.8           29.4        (10.7)     52.4
FDIC premiums.......................       18.0          40.1           69.6        (55.1)    (42.4)
OREO expense (income)...............       (0.8)          6.4            5.8                   10.3
Other operating expenses............      306.3         326.9          324.8         (6.3)      0.6
                                       --------      --------       --------
   Non-financial expenses before
   significant and unusual items....    1,622.9       1,746.9        1,796.9         (7.1)     (2.8)
                                       --------      --------       --------
Restructuring and merger-related
   charges..........................      139.7(a)      138.6(c)       107.1(d)
Other significant and unusual
   items............................       14.2(b)          -           14.2(e)
                                       --------      --------       --------
   Total non-financial expenses.....   $1,776.8      $1,885.5       $1,918.2         (5.8)     (1.7)
                                       ========      ========       ========

--------------------------
(a) Consists of net restructuring charges of $110.7 million primarily related to the Acquisition and charges of $29.0 million for merger implementation costs. See "Restructuring and Merger-related Charges" on page 6 for more detail.
(b)  Reflects the SAIF special assessment.  See page 7 for more detail.
(c) Reflects net restructuring charges of $128.6 million related to the 1995 process redesigns and a $10 million charge related to the Acquisition.
     See "Restructuring and Merger-related Charges" on page 6 for more detail.
(d) Reflects net merger-related charges for the Constellation and Independence acquisitions.
(e) Includes charges of $10.5 million for writedowns of purchased mortgage servicing rights and $3.7 million related to Germantown Savings Bank branch closings and signage.


  Comparison of 1996 to 1995 - Total non-financial expenses for 1996, before the
  --------------------------
significant and unusual items as noted in the above table, were $1,622.9 million, a decrease of $124.0 million, or 7.1% from 1995. This decline reflects the impacts of the process redesigns, merger-related efficiencies and a reduction in Federal Deposit Insurance Corporation ("FDIC") premiums. For the 1996 full year, CoreStates was not assessed premiums on deposits insured under the Bank Insurance Fund. SAIF deposits were assessed premiums during the first three quarters of 1996 and a special assessment as of September 30, 1996. Partially offsetting these declines, was an increase in expense for outside services hired of $8.7 million, or 5.9%, primarily due to the impacts of outsourcing certain functions and costs for competitive and technology investments.

  Salaries, wages and benefits decreased $78.0 million, or 8.6%, in 1996 reflecting reduced staff levels from the process redesigns and merger consolidations. For 1996, salaries and wages declined by 6.8%, while benefits expense declined 15.1%. The larger percentage decline in benefits expense was primarily due to reduced retiree medical expense. The number of full-time equivalent employees at December 31, 1996, 1995 and 1994 was: 19,114; 19,957; and 22,621, respectively.

  Comparison of 1995 to 1994 - Total non-financial expenses for 1995, before
  --------------------------
significant and unusual items, were $1,746.9 million, a decrease of $50.0 million, or 2.8% from 1994. This decline reflected the impacts of a hiring freeze, the benefits of those aspects of the process redesigns implemented through December 31, 1995, merger-related synergies and a reduction in FDIC premiums. Affecting comparability of expenses period-to-period were the acquisitions of Germantown Savings Bank ("GSB") on December 2, 1994 and NRC on January 27, 1995. Excluding the amortization of intangible assets created in the acquisitions, in 1995 GSB added approximately $21.3 million to non-financial expenses and NRC added approximately $19.9 million. Expense for amortization of intangible assets created in the two acquisitions added $13.7 million to 1995 expenses.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Discussion and Analysis of
Financial Condition and Results of Operations: continued

Non-Financial Expenses - continued

  Salaries, wages and benefits decreased 4.6% in 1995 reflecting reduced staff levels resulting from the hiring freeze, the process redesigns and full-year impact of merger consolidations, partially offset by increases of $11.4 million and $11.0 million for GSB and NRC, respectively. For 1995, salaries and wages declined 4.5%, while benefits expense declined 5.0%. Contributing to the higher decline in benefits expense for 1995 was reduced employee medical costs arising from efficiencies associated with CoreStates' transition to managed care plans in the beginning of 1995.


Provision for Income Taxes

  The provision for income taxes was $385.8 million in 1996 compared to $364.4 million in 1995 and $225.9 million in 1994. The $21.4 million increase in 1996 tax expense was principally due to higher pre-tax income and non-deductible expenses. The provision for income taxes for 1996, 1995 and 1994 were at effective rates of 37.3%, 35.7%, and 34.3%, respectively.

Accounting Standards Effective in 1997

FAS 125 - Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("FAS 125"), was issued in June 1996. FAS 125 requires an entity to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. FAS 125 is applicable to transactions occurring after December 31, 1996, except for provisions dealing with securities lending, repurchase and dollar repurchase agreements, which will become effective after December 31, 1997. The adoption of FAS 125 is not expected to have a material impact on CoreStates' results of operations or financial condition.

Fourth Quarter Results

In the fourth quarter of 1996, CoreStates recorded net income of $195.5 million, or $0.91 per share, compared to $192.1 million, or $0.87 per share, in the fourth quarter of 1995. "Operating earnings," defined as net income before restructuring and merger-related charges, was $201.6 million, or $0.93 per share, for the fourth quarter of 1996, an increase of 4.5% on a per share basis over fourth quarter of 1995 operating income of $196.1 million, or $0.89 per share. The increase in fourth quarter of 1996 operating earnings was driven by reductions in non-financial expenses resulting from merger-related efficiencies and the impact of process redesigns.

Selected financial results for the three months ended December 31, 1996 and 1995 based on operating earnings, which exclude the significant items listed below, were as follows (in millions, except per share):

                                                    Three Months Ended
                                                        December 31,
                                                 -------------------------
                                                  1996               1995
                                                 -------------------------
Net income...................................    $ 195.5          $ 192.1
Exclude the following after-tax items:
     Restructuring and merger-related
      charges................................        6.1              4.9
     Certain net investment gains............          -             (0.9)
                                                 -------          -------
Operating earnings...........................    $ 201.6          $ 196.1
                                                 =======          =======
Operating earnings per share.................    $  0.93          $  0.89
Return on average total assets...............       1.81%            1.74%
Return on average shareholders' equity.......      21.03%           20.36%

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Report on Internal Controls Over Financial Reporting


Financial Statements

CoreStates Financial Corp is responsible for the preparation, integrity, and fair presentation of its published financial statements as of December 31, 1996, and the year then ended. The consolidated financial statements of CoreStates Financial Corp have been prepared in accordance with generally accepted accounting principles and, as such, include some amounts that are based on judgments and estimates of management.

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

CORESTATES FINANCIAL CORP AND SUBSIDIARIES
Management's Report on Internal Controls Over Financial Reporting: continued

Management assessed CoreStates Financial Corp's internal control structure over financial reporting as of December 31, 1996. This assessment was based on criteria for effective internal control over financial reporting described in "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that CoreStates Financial Corp maintained an effective internal control structure over financial reporting as of December 31, 1996.



Principal Financial Officer
/s/ Christopher J. Carey



Chairman and Chief Executive Officer
/s/ Terrence A. Larsen

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders
CoreStates Financial Corp

We have audited the accompanying consolidated balance sheets of CoreStates Financial Corp as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1995 or 1994 financial statements of Meridian Bancorp, Inc. and United Counties Bancorporation, which statements reflect combined total assets of 35.6% as of December 31, 1995 and combined net interest income constituting 31.3% and 32.8% of the related consolidated totals for the years ended December 31, 1995 and 1994, respectively. Those statements were audited by other auditors whose reports thereon have been furnished to us, and our opinion, insofar as it relates to data included for Meridian Bancorp, Inc. and United Counties Bancorporation, is based solely on the reports of other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CoreStates Financial Corp at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



                                                /s/  Ernst & Young LLP



Philadelphia, Pennsylvania
January 22, 1997

CoreStates Financial Corp and Subsidiaries
CONSOLIDATED STATEMENT OF INCOME
(in thousands, except per share amounts)
                                                Year Ended December 31,
                                        ---------------------------------------
                                           1996           1995          1994
                                        ----------     ----------    ----------
INTEREST INCOME
Interest and fees on loans:
  Taxable income....................    $2,845,898     $2,902,265    $2,484,660
  Tax exempt income.................        25,335         30,390        34,023
Interest on investment securities:
  Taxable income....................       254,576        349,138       365,298
  Tax exempt income.................        23,190         31,018        38,180
Interest on time deposits in banks..       122,752        121,993        70,996
Interest on Federal funds sold,
 securities purchased
 under agreements to resell and
 other..............................        26,453         40,276        21,402
                                        ----------     ----------    ----------
  Total interest income.............     3,298,204      3,475,080     3,014,559
                                        ----------     ----------    ----------
INTEREST EXPENSE
Interest on deposits:
  Domestic savings..................       295,650        396,176       280,532
  Domestic time.....................       497,956        492,610       370,373
  Overseas branches and subsidiaries        48,174         52,261        29,602
                                        ----------     ----------    ----------
     Total interest on deposits.....       841,780        941,047       680,507
Interest on short-term funds
 borrowed...........................       153,129        214,119       149,618
Interest on long-term debt..........       161,811        152,989       116,419
                                        ----------     ----------    ----------
     Total interest expense.........     1,156,720      1,308,155       946,544
                                        ----------     ----------    ----------
  Net interest income...............     2,141,484      2,166,925     2,068,015
Provision for losses on loans.......       228,767        144,002       279,195
                                        ----------     ----------    ----------
  Net interest income after
  provision for losses on loans.....     1,912,717      2,022,923     1,788,820
                                        ----------     ----------    ----------
NON-INTEREST INCOME
Service charges on deposit accounts.       243,696        244,439       239,811
Trust income........................       167,138        162,776       153,214
Fees for international services.....       101,761         94,396        87,364
Debit and credit card fees..........        74,707         83,812        80,482
Income from investment in EPS, Inc..        29,902         30,114        31,800
Income from trading activities......        25,216         35,403        23,360
Securities gains....................        59,512         31,475        18,283
Other gains.........................         8,200         26,400             -
Other operating income..............       188,943        173,407       154,173
                                        ----------     ----------    ----------
  Total non-interest income.........       899,075        882,222       788,487
                                        ----------     ----------    ----------
NON-FINANCIAL EXPENSES
Salaries, wages and benefits........       826,442        904,377       947,903
Net occupancy.......................       157,358        159,530       162,003
Equipment expenses..................       120,602        118,532       117,659
Restructuring and merger-related
 charges............................       139,702        138,600       107,119
Other operating expenses............       532,724        564,489       583,558
                                        ----------     ----------    ----------
  Total non-financial expenses......     1,776,828      1,885,528     1,918,242
                                        ----------     ----------    ----------
INCOME BEFORE INCOME TAXES..........     1,034,964      1,019,617       659,065
Provision for income taxes..........       385,820        364,441       225,859
                                        ----------     ----------    ----------
NET INCOME..........................    $  649,144     $  655,176    $  433,206
                                        ==========     ==========    ==========
PER COMMON SHARE DATA (Based on
 weighted average shares
 outstanding of 218.812 million in
 1996, 222.268 million in 1995 and
 226.234 million in 1994)
Net income..........................         $2.97          $2.95         $1.91
                                             =====          =====         =====
Cash dividends declared.............         $1.73          $1.44         $1.24
                                             =====          =====         =====

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries
CONSOLIDATED BALANCE SHEET
(in thousands)

                                                                  December 31,
                                                           ---------------------------
                                                              1996             1995
                                                           -----------      ----------
ASSETS
Cash and due from banks...............................     $ 3,462,287    $  3,662,143
Time deposits, principally Eurodollars................       2,443,154       1,909,260
Federal funds sold and securities
 purchased under agreements to resell.................         509,694         719,937
Trading account assets................................         122,317         147,218
Investment securities available-for-sale..............       2,394,166       2,572,315
Investment securities held-to-maturity
 (market value: 1996-$1,692,243;
 1995-$3,075,964).....................................       1,689,058       3,059,917
Total loans, net of unearned discounts
 of $204,521 in 1996 and $232,077 in 1995.............      32,777,032      31,714,152
 Less: Allowance for loan losses......................        (710,327)       (670,265)
                                                           -----------      ----------
      Net loans.......................................      32,066,705      31,043,887
                                                           -----------      ----------
Due from customers on acceptances.....................         738,077         560,707
Premises and equipment................................         625,876         664,279
Other assets..........................................       1,442,860       1,657,579
                                                           -----------      ----------
      Total assets....................................     $45,494,194    $ 45,997,242
                                                           ===========      ==========
LIABILITIES
Deposits:
 Domestic:
      Non-interest bearing............................     $ 9,330,445    $  8,937,147
      Interest bearing................................      22,986,955      23,883,726
 Overseas branches and subsidiaries...................       1,409,756       1,142,947
                                                           -----------      ----------
            Total deposits............................      33,727,156      33,963,820
                                                           -----------      ----------
Short-term funds borrowed.............................       2,633,157       3,677,013
Bank acceptances outstanding..........................         727,728         549,048
Other liabilities.....................................       1,661,162       1,719,697
Long-term debt........................................       3,049,297       2,212,099
                                                           -----------      ----------
      Total liabilities...............................      41,798,500      42,121,677
                                                           -----------      ----------


COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS' EQUITY
Preferred stock: authorized 10.0 million
 shares; no shares issued.............................               -               -
Common stock: $1 par value; authorized
 350.0 million shares; issued 223.6
 million shares in 1996 and 230.2 million
 shares in 1995 (including treasury
 shares of  8.9 million in 1996 and
 7.8 million in 1995, and unallocated
 shares held by Employee Stock Ownership
 Plan ("ESOP") of 2.3 million in 1996 and
 2.3 million in 1995).................................         223,599        230,231
Other common shareholders' equity, net................       3,472,095      3,645,334
                                                           -----------    -----------
      Total shareholders' equity......................       3,695,694      3,875,565
                                                           -----------    -----------
      Total liabilities and
       shareholders' equity...........................     $45,494,194    $45,997,242
                                                           ===========    ===========

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries                           Page 1 0f 2

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                              Common        Capital       Retained      Treasury    Unallocated
                                               stock        surplus       earnings       stock      ESOP shares      Total
                                          ------------   -----------   ------------   ----------    -----------   -----------
Balances at December 31, 1993...........  $    230,050    $1,194,872    $ 2,287,406   $   (7,819)                 $3,704,509

Net income..............................                                    433,206                                  433,206
Net change in unrealized gain on
 investments available-for-sale, net of
 tax....................................                                    (66,095)                                 (66,095)
Acquisition of Germantown Savings Bank
 (5,880 treasury shares)................                                     (8,605)     156,361                     147,756
Stock issued in other acquisitions (190
 new shares)............................           190         6,782                                                   6,972
Treasury shares acquired (8,598 shares).                                                (228,963)                   (228,963)
Repurchase and retirement of common
 stock (1,016 shares)...................        (1,016)       (6,646)       (17,226)                                 (24,888)
Common stock issued under employee
 benefit plans (567 new shares; 688
 treasury shares).......................           567         6,097         (6,410)      18,456                      18,710
Common stock issued under dividend
 reinvestment plan (450 treasury shares)                        (447)          (483)      12,306                      11,376
Purchase of shares for Employee Stock
 Ownership Plan (1,574 shares)..........                                                              $(35,568)      (35,568)
Conversion of subordinated debt (36 new
 shares; 909 treasury shares)...........            36                       (2,001)      25,362                      23,397
Cash paid for fractional shares.........                                        (83)                                     (83)
Foreign currency translation adjustments                                         52                                       52
Common dividends declared...............                                   (259,449)                                (259,449)
                                            ----------    ----------     ----------   ----------    ----------    ----------
Balances at December 31, 1994...........       229,827     1,200,658      2,360,312      (24,297)      (35,568)    3,730,932

Net income..............................                                    655,176                                  655,176
Net change in unrealized gain on
 investments available-for-sale, net of
 tax....................................                                     41,187                                   41,187
Treasury shares acquired (10,307 shares)                                                (335,528)                   (335,528)
Repurchase and retirement of common
 stock (595 shares).....................          (595)       (4,093)       (12,446)                                 (17,134)
Common stock issued under employee
 benefit plans (1,002 new shares;
      3,089 treasury shares)............           999        26,825        (25,483)      96,670                      99,011
Common stock issued under dividend
 reinvestment plan (417 treasury shares)                          (9)            (2)      12,690                      12,679
Purchase of shares for Employee Stock
 Ownership Plan (876 shares)............                                                               (20,922)      (20,922)
Employee Stock Ownership Plan shares
 committed for release (123 shares).....                       1,786                                     2,824         4,610
Cash paid for fractional shares.........                                        (24)                                     (24)
Foreign currency translation adjustments                                        (29)                                     (29)
Common dividends declared...............                                   (294,393)                                (294,393)
                                            ----------    ----------     ----------   ----------    ----------    ----------
Balances at December 31, 1995...........       230,231     1,225,167      2,724,298     (250,465)      (53,666)    3,875,565


(continued)

CoreStates Financial Corp and Subsidiaries                           Page 2 of 2
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands)

                                             Common        Capital       Retained      Treasury    Unallocated
                                             stock         surplus       earnings        stock     ESOP shares      Total
                                          ------------   -----------   ------------   ----------   -----------   -----------
Net income..............................                                    649,144                                  649,144
Net change in unrealized gain on
 investments
  available-for-sale, net of tax........                                    (25,070)                                 (25,070)
Treasury shares acquired (11,055 shares)                                                (533,932)                   (533,932)
Treasury shares issued in merger (7,300
 shares)................................        (7,300)      (33,288)      (192,042)     232,630                           -
Repurchase and retirement of common
 stock (1,340 shares)...................        (1,340)      (43,559)       (12,804)                                 (57,703)
Common stock issued under employee
 benefit plans (1,824 new shares;
 2,330 treasury shares).................         1,824        75,618        (48,119)     100,826                     130,149
Common stock issued under dividend
 reinvestment plan (184 new shares;
 353 treasury shares)...................           184         8,225            (68)      13,361                      21,702
Purchase of shares for Employee Stock
 Ownership Plan (65 shares).............                         (38)                                   (3,509)       (3,547)
Employee stock ownership plan shares
 committed for release (126 shares).....                       2,397                                     3,018         5,415
Cash paid for fractional shares.........                                       (342)                                    (342)
Foreign currency translation adjustments                                      5,448                                    5,448
Common dividends declared...............                                   (371,135)                                (371,135)
                                          ------------   -----------   ------------   ----------   -----------   -----------
Balances at December 31, 1996...........   $   223,599    $1,234,522     $2,729,310    $(437,580)     $(54,157)   $3,695,694
                                          ============   ===========   ============   ==========   ===========   ===========

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries                           Page 1 of 2
CONSOLIDATED STATEMENT OF CASH FLOWS (in thousands)

                                                                    Year Ended December 31,
                                                         ----------------------------------------------
OPERATING ACTIVITIES                                         1996             1995           1994
                                                         -------------  --------------  ---------------
Net income............................................   $    649,144    $    655,176     $    433,206
Adjustments to reconcile net income to net
   cash provided by operating activities:
   Restructuring and merger-related charges...........        139,702         138,600          107,119
   Provision for losses on loans......................        228,767         144,002          279,195
   Provision for losses and writedowns
     on other real estate owned.......................          3,387          15,971           14,596
   Depreciation and amortization......................        110,512         122,996          139,305
   Deferred income tax expense........................          9,156          28,420           41,847
   Securities gains...................................        (59,512)        (31,475)         (18,283)
   Gains on sale of mortgage servicing................              -          (2,387)            (867)
   Other gains........................................         (8,200)        (26,400)               -
   (Increase) decrease in trading account assets......         24,901         200,833          (18,392)
   Increase (decrease) in due to factored clients.....          1,805         (86,921)          41,262
   (Increase) decrease in interest receivable.........         45,046           2,009          (33,548)
   Increase in interest payable.......................         10,163          45,044           26,026
   Other, net.........................................        115,877        (117,411)        (102,895)
                                                         ------------    ------------     ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES.............      1,270,748       1,088,457          908,571
                                                         ------------    ------------     ------------

INVESTING ACTIVITIES
Net increase in loans.................................     (2,896,402)     (1,832,179)      (1,310,777)
Proceeds from sales of loans..........................      1,577,270       1,087,732        1,130,918
Loans originated or acquired--non-bank
 subsidiaries.........................................    (39,054,032)    (35,767,440)     (33,760,035)
Principal collected on loans--non-bank
 subsidiaries.........................................     39,039,627      35,407,667       33,399,764

Net increase in time deposits, principally
 Eurodollars..........................................       (533,894)        (33,172)        (452,747)
Purchases of investments held-to-maturity.............       (490,995)       (686,652)      (2,386,505)
Purchases of investments available-for-sale...........     (2,062,012)       (589,327)        (711,227)
Proceeds from maturities of  investments
 held-to-maturity.....................................      1,524,670       2,175,780        2,911,632
Proceeds from maturities of investments
 available-for-sale...................................        854,898         161,477          386,142
Proceeds from sales of investments
 available-for-sale...................................      1,500,504         546,728          767,453
Net (increase) decrease in Federal funds
 sold and securities purchased under
 agreements to resell.................................        210,243         203,693         (646,409)
Purchases of premises and equipment...................       (101,469)       (125,216)        (147,308)
Proceeds from sales and paydowns on other
 real estate owned....................................         31,465          66,834           78,057
Purchase of Germantown Savings
 Bank, net of cash acquired...........................              -               -          (74,053)
Net cash provided by other acquisitions...............              -               -          379,318
Other, net............................................        141,063          11,303           39,357
                                                         ------------    ------------     ------------
 NET CASH PROVIDED BY (USED IN) INVESTING
    ACTIVITIES........................................       (259,064)        627,228         (396,420)
                                                         ------------    ------------     ------------

(continued)

CoreStates Financial Corp and Subsidiaries                           Page 2 of 2
CONSOLIDATED STATEMENT OF CASH FLOWS: continued
(in thousands)

                                                                    Year Ended December 31,
                                                         ---------------------------------------------
                                                             1996            1995             1994
                                                         ------------    ------------     ------------
FINANCING ACTIVITIES
Net increase (decrease) in deposits.................          172,155        (660,745)     (1,013,622)
Payment for sales of deposits.......................         (368,110)       (154,360)              -
Proceeds from issuance of long-term debt............        1,340,099         582,251         480,433
Retirement of long-term debt........................         (501,165)       (533,480)       (306,452)
Net increase (decrease) in short-term
 funds borrowed.....................................       (1,043,856)        215,764         694,499
Cash dividends paid.................................         (328,114)       (286,565)       (245,962)
Purchases of treasury stock.........................         (533,932)       (335,528)       (228,963)
Purchases of ESOP shares............................                -               -         (35,568)
Funds transferred to Trust for future
 ESOP purchases.....................................                -               -         (24,432)
Repurchase and retirement of common stock...........          (57,703)        (17,134)        (24,888)
Common stock issued under employee benefit
 plans..............................................           87,726          99,011          18,710
Other, net..........................................           21,360          12,655          11,293
                                                          -----------     -----------     -----------
NET CASH USED IN FINANCING ACTIVITIES...............       (1,211,540)     (1,078,131)       (674,952)
                                                          -----------     -----------     -----------
INCREASE (DECREASE) IN CASH AND DUE
   FROM BANKS.......................................         (199,856)        637,554        (162,801)
Cash and due from banks at January 1,...............        3,662,143       3,024,589       3,187,390
                                                          -----------     -----------     -----------
CASH AND DUE FROM BANKS AT DECEMBER 31,.............      $ 3,462,287     $ 3,662,143     $ 3,024,589
                                                          ===========     ===========     ===========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for:
   Interest.........................................      $ 1,146,557     $ 1,263,681     $   918,503
                                                          ===========     ===========     ===========
   Income taxes.....................................      $   331,940     $   284,987     $   189,918
                                                          ===========     ===========     ===========

See accompanying notes to the financial statements.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of CoreStates Financial Corp ("the Corporation") and all of its subsidiaries, including:
CoreStates Bank, N.A. ("CBNA"); CoreStates Bank of Delaware, N.A. ("CBD"); Congress Financial Corporation; and CoreStates Capital Corp ("CSCC"). All material intercompany transactions have been eliminated. The financial statements include the consolidated accounts of Meridian Bancorp, Inc. ("Meridian") which was acquired on April 9, 1996 in a transaction accounted for under the pooling of interests method of accounting. On February 23, 1996, Meridian acquired United Counties Bancorporation ("United Counties") in a transaction accounted for as a pooling of interests. The consolidated accounts of Meridian include United Counties for all periods presented. Certain amounts in prior years have been reclassified for comparative purposes.

The Corporation is a bank holding company incorporated under the laws of the Commonwealth of Pennsylvania, primarily operating in the eastern Pennsylvania, northern Delaware and the central and southern New Jersey markets. Through its subsidiaries, the Corporation is engaged in the business of providing global and specialized banking (including international banking services), regional banking, retail credit services, trust and asset management and third party processing services to a diversified customer base.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Changes in accounting principles

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("FAS 123") was issued in October 1995 to establish accounting and reporting standards for stock-based employee compensation plans such as stock option and restricted stock plans ("stock-based plans"). FAS 123 defines a fair value method of accounting for measuring compensation expense for stock-based plans and encourages all entities to adopt that method of accounting. However, FAS 123 also permits entities to continue to measure compensation expense for stock-based plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees."

Under the fair value method, compensation expense would be measured as the value of an award under a stock-based plan on the date the award is granted, and would be recognized over the vesting period of the award. Under the intrinsic value method, compensation expense is measured as the excess, if any, of the market price of the stock underlying the award on the date the award is granted, over the exercise price. Under the Corporation's stock-based long-term incentive plan, awards have no intrinsic value on the date of grant as the exercise price equals the market price on that date. The Corporation did not adopt the fair value method of accounting for stock-based plans, and will continue to use the intrinsic value method to measure compensation expense.

Effective January 1, 1995, the Corporation adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" ("FAS 114") and Statement No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures" ("FAS 118"). FAS 114 addresses accounting for impairment of certain loans and requires that impaired loans within the scope of FAS 114 be measured based on the present value of expected cash flows discounted at the loan's effective interest rate, or be measured at the loan's observable market price or the fair value of its collateral. FAS 118 amended the income recognition policies and clarified disclosure requirements of FAS 114. The adoption of these standards did not have an impact on CoreStates' provision for loan losses or allowance for loan losses, nor change CoreStates' methodology for recognizing income on impaired loans.

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

Investments

Held-to-maturity securities, consisting primarily of debt securities, are carried at cost adjusted for amortization of premiums and accretion of discounts, both computed on the interest method. The Corporation has both the ability and positive intent to hold these securities until maturity. Trading account assets are carried at market value. Gains on trading account assets include both realized and unrealized gains and losses on the portfolio. All other securities are classified as available-for-sale and are carried at fair value, with unrealized gains and losses, net of tax, reported as a component of shareholders' equity. The net unrealized gain on available-for-sale securities included in retained earnings was $26,555 at December 31, 1996 and $51,625 at December 31, 1995. Realized securities gains and losses are determined using the adjusted cost of a specific security sold.

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

Commercial loans are placed on a non-accrual status, generally recognizing interest as income when received, when, in the opinion of management, the collectability of principal or interest payments becomes doubtful or when such payments are 90 days or more past due, unless the loan is well secured and in the process of collection. The deferral or non-recognition of interest does not constitute forgiveness of the borrower's obligation.

Consumer loans, excluding residential mortgage loans and credit card loans, are charged off after reaching 90 days past due. Residential mortgage loans are placed on non-accrual status after reaching 120 days past due and are written down to the fair value of underlying collateral at that time. Credit card loans are charged off after reaching 150 days past due. Prior to the second quarter of 1996, credit card loans were charged off after reaching 180 days past due.

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

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Corporation adopted FAS 114 effective January 1, 1995. Under FAS 114, the allowance for loan losses related to "impaired loans" is based on discounted cash flows using the impaired loan's initial effective interest rate as the discount rate, or the fair value of the collateral for collateral dependent loans. A loan is impaired when it meets the criteria to be placed on non-accrual status or is a renegotiated loan. Loans which are evaluated for impairment pursuant to FAS 114 are assessed on a loan-by-loan basis, and include
only commercial non-accrual and renegotiated loans.   Large groups of smaller
balance homogeneous loans, such as credit cards, lease financing receivables, loans secured by first and second liens on residential properties, and other consumer loans are evaluated collectively for impairment.

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

Retirement plans

The Corporation maintains non-contributory defined benefit pension plans for substantially all employees. Benefits are primarily based on the employee's years of credited service, average annual salary and primary social security benefit, as defined in the plans. It is the Corporation's policy to fund the plans on a current basis to the extent deductible under existing tax regulations.

The Corporation provides postretirement health care and life insurance benefits for substantially all retired employees. In order to participate in the health care plan, an employee must retire with at least 10 years of service. The postretirement health care plan is contributory, with retiree contributions based on years of service. It is the Corporation's policy to fund these plans on a current basis to the extent deductible under existing tax regulations.

Employee Stock Ownership Plan ("ESOP")

Compensation expense was recognized based on the average fair value of shares committed to be released to employees. Effective January 1, 1997, the ESOP was combined with the Corporation's 401(k) Savings Plan. The remaining shares in the ESOP will be released to substantially all employees and will be recorded as a portion of the Corporation's match of employee contributions to the 401(k) Savings Plan.

Foreign exchange/currency

Forward exchange contracts are valued at current rates of exchange. Gains or losses on forward exchange contracts intended to hedge an identifiable foreign currency commitment, if any, are deferred and included in the measurement of the related foreign currency transaction. All other gains or losses on forward exchange contracts are included in fees for international services.

Currency gains and losses in connection with non-dollar denominated loans and deposits, which are included in interest income and expenses, are recognized pro rata over the contract terms. Foreign currency translation adjustments are recorded directly to retained earnings. The cumulative foreign currency translation gain (loss) was $3,848, $(1,600) and $(1,571) at December 31, 1996, 1995 and 1994, respectively.

Derivative interest rate contracts

The Corporation uses various interest rate contracts such as, interest rate swaps, futures, forward rate agreements, caps and floors, tender option bonds, Treasury float agreements, and forward commitments to purchase and sell loans and securities, primarily to manage the interest rate risk of specific assets, liabilities or anticipated transactions, to manage interest rate risk in securities trading positions and to provide for the needs of its customers. For contracts held for purposes other than trading, gains or losses are deferred and recognized as adjustments to interest income or expense of the underlying assets or liabilities and the interest differentials are recognized as adjustments of the related interest income or expense. Gains or losses resulting from early terminations of these contracts are deferred and amortized over the remaining term of the underlying assets or liabilities. Any fees received or disbursed which represent adjustments to the yield on interest rate contracts are capitalized and amortized over the term of the interest rate contracts. If the underlying assets or liabilities related to a derivative matures, is sold, extinguished, or terminates, the amount of the previously unrecognized gain or loss is recognized at that time in the consolidated income statement.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

The Corporation's trading and customer-related derivative positions mostly include tender option bonds, Treasury float agreements, and forward commitments to purchase and sell loans and securities, and interest rate caps, floors, and swaps. Tender option bonds represent a contingent liability to purchase securities. Gains and losses and net interest spread earned on these products are included in non-interest income. Treasury float agreements represent purchased option contracts. Forward commitments to purchase and sell loans and securities consist primarily of forward commitments to sell mortgage-backed securities, which are used to hedge mortgage loans held in the trading account. These commitments are marked to fair value with unrealized gains and losses recorded in income from trading activities. Contracts held or issued for customers are valued at market with gains or losses included in income from trading activities.

Earnings per common share

Earnings per common share for all periods presented are based on weighted average common shares outstanding as dilution from potentially dilutive common stock equivalents (primarily stock options) does not have a materially dilutive
effect on earnings per share.   For purposes of computing earnings per share,
shares committed to be released and shares allocated in the ESOP are considered outstanding.

Treasury stock

The purchase of the Corporation's common stock is recorded at cost. At the date of subsequent reissuance, the treasury stock account is reduced by the cost of shares reissued on a last-in-first-out basis.

Cash dividends declared per share

Cash dividends declared per share for the periods prior to the acquisitions of Meridian on April 9, 1996, Independence Bancorp, Inc. on June 27, 1994 and Constellation Bancorp on March 16, 1994 assume that the Corporation would have declared cash dividends equal to the cash dividends per share actually declared by the Corporation.

2. ACQUISITIONS

Purchase acquisition

On December 2, 1994, the Corporation purchased Germantown Savings Bank ("Germantown"), a Pennsylvania chartered stock savings bank with $1.6 billion in assets and $1.4 billion in deposits at the time of the acquisition. Under the terms of the transaction, each of Germantown's 4.15 million shares of common stock was exchanged for a combination of the Corporation's common stock, equal to approximately 55% of the $62 per Germantown share purchase price, and cash, equal to approximately 45% of the purchase price. As a result of this acquisition, 5.9 million shares of the Corporation's common stock were issued out of treasury stock. The transaction had a total value of approximately $260 million and was accounted for under the purchase method of accounting. Accordingly, the results of operations of Germantown have been included since the date of acquisition. Under this method of accounting, the purchase price is allocated to the respective assets acquired and liabilities assumed based on their estimated fair values, net of applicable income tax effects. Intangible assets of $183 million, including $140 million of goodwill, were created in this transaction. Goodwill is being amortized to other operating expense on a straight-line basis over 15 years.

A summary of unaudited pro forma combined financial information for the year ended December 31, 1994 for the Corporation and Germantown as if the transaction had occurred on January 1, 1994 is as follows:

Net interest income.....  $2,135,969
Non-interest income.....     797,961
Net income..............     451,063
Per common share........       $1.94
Average common shares
  outstanding...........     232,180


CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

2. ACQUISITIONS - continued

Pooling acquisition

On April 9, 1996, the Corporation acquired Meridian, a Pennsylvania bank holding company with $15.2 billion in assets and $12.1 billion in deposits. The Corporation issued approximately 81.1 million shares of common stock to shareholders of Meridian based on an exchange ratio of 1.225 shares of the Corporation's common stock for each share of Meridian common stock. At a February 6, 1996 shareholders' meeting, the Corporation's shareholders approved an increase in the number of authorized shares from 200 million to 350 million. On February 23, 1996, Meridian acquired United Counties, a New Jersey bank holding company with $1.6 billion in assets in a transaction accounted for as a pooling of interests. Accordingly, the consolidated accounts of Meridian include United Counties for all periods presented.

The Meridian acquisition was accounted for under the pooling of interests method of accounting; accordingly, the consolidated financial statements include the consolidated accounts of Meridian for all periods presented. Financial information on a separate company basis for the two years ended December 31, 1995 for the Corporation and Meridian (including United Counties) was as follows:

                                                     1995                        1994
                                          --------------------------  ----------------------------
                                              The       (Unaudited)       The        (Unaudited)
                                          Corporation    Meridian     Corporation     Meridian
                                          ------------  ------------  ------------  --------------
Net interest income.....................    $1,488,534     $678,391     $1,389,369    $678,646
Provision for losses on loans...........       105,000       38,877        246,900      27,261
Non-interest income.....................       605,666      276,556        562,264     226,223
Non-financial expenses..................     1,274,398      612,695      1,317,561     608,736
Provision for income taxes..............       262,565      101,372        141,810      82,992
Income before cumulative effect of a
 change in accounting principle.........       452,237      202,003        245,362     185,880
Cumulative effect of a change in
 accounting principle...................             -            -                     (2,730)(a)
Net income..............................       452,237      202,003        245,362     183,150
Income per share before cumulative
 effect of a change in accounting
 principle..............................    $     3.22     $   3.03     $     1.73    $   2.72
Net income per share....................          3.22         3.03           1.73        2.68
Cash dividends declared.................          1.44         1.45           1.24        1.34
----------

(a) Meridian adopted FAS 112 on January 1, 1994, the date required under that statement, and recognized a charge of $4,200, $2,730 after-tax, as the cumulative effect of a change in accounting principle. CoreStates adopted FAS 112 on January 1, 1993. As permitted under pooling of interests accounting, the restated consolidated financial statements are prepared as if Meridian also adopted FAS 112 effective January 1, 1993.

The restated consolidated statements of income for 1995 and 1994 reflect a conforming accounting adjustment for Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("FAS 106"). The Corporation elected to recognize immediately the January 1, 1992 transitional liability of $128,706 pre-tax, $84,946 after-tax, as the cumulative effect of a change in accounting principle in the first quarter of 1992. Meridian adopted FAS 106 on January 1, 1993, the date required under that statement. As permitted by FAS 106, Meridian elected to amortize its liability over 20 years. As permitted under pooling of interests accounting, the restated financial information is prepared as if Meridian adopted FAS 106 effective January 1, 1992 and immediately recognized the $28,827, $18,738 after-tax, transitional liability. Restated salaries, wages and benefits have been adjusted accordingly.

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

The following table summarizes the carrying amount and fair value estimates of financial instruments at
December 31, 1996 and 1995.
                                                        1996                               1995
                                          ---------------------------------  ---------------------------------
                                             Carrying                           Carrying
                                            or Notional          Fair          or Notional          Fair
                                              Amount            Value            Amount            Value
                                          ---------------  ----------------  ---------------  ----------------
Assets:
Cash and short-term assets...............     $ 6,415,135      $ 6,415,135       $ 6,291,340      $ 6,291,340
Investment securities....................       4,083,224        4,086,409         5,632,232        5,648,279
Trading account assets...................         122,317          122,317           147,218          147,218
Net loans, excluding leases..............      30,834,492       30,837,703        29,876,531       30,293,254

Liabilities:
Demand and savings deposits..............      22,629,513       22,629,513        23,063,053       23,063,053
Time deposits, including overseas
 branches and subsidiaries...............      11,097,643       11,321,471        10,900,767       11,065,260
Short-term borrowings....................       2,633,157        2,633,157         3,677,013        3,677,013
Long-term debt...........................       3,049,297        3,059,173         2,212,099        2,266,725

Off-balance sheet asset  (liability):
Letters of credit........................       2,893,214          (28,931)        2,873,265          (27,659)
Commitments to extend credit.............      19,569,566          (21,204)       18,438,277          (16,135)
Mortgage loans sold and loan servicing
   acquired with recourse................         361,410           (9,637)          434,628          (12,260)
Derivative financial instruments.........      20,173,225           96,629        16,091,322          237,649

Fair value estimates, methods, and assumptions for the Corporation's financial instruments are set forth below:

Cash and due from banks and short-term instruments - The carrying amounts reported in the balance sheet for cash and due from banks and short-term instruments approximate their fair values. Short-term instruments include: time deposits; Federal funds sold; and securities purchased under agreements to resell, all of which generally have original maturities of less than 90 days.

Investment securities - Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Trading account assets - Fair values for the Corporation's trading account assets, which also are the amounts recognized in the balance sheet, are based on quoted market prices where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments or are derived from pricing models or formulas using discounted cash flows.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

3. FAIR VALUES OF FINANCIAL INSTRUMENTS - continued

Loans - Fair values are estimated for loans in groups with similar financial and risk characteristics. Loans are segregated by type including: commercial and industrial; commercial real estate; residential real estate; credit card and other consumer; financial institutions; factoring receivables; and foreign.
Each loan type is further segmented into fixed and variable rate interest terms and by performing and non-performing categories in order to estimate fair values.

The fair value of fixed-rate performing loans is calculated by discounting scheduled principal and interest cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the loan type at December 31, 1996 and 1995. The estimate of maturity is based on the Corporation's historical experience with repayments for each loan type, modified by an estimate of the effect of current economic and lending conditions. For performing residential mortgage loans, fair value is estimated by referring to secondary market source pricing.

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

Fair value for non-performing loans is based on discounting estimated cash flows using a rate commensurate with the risk associated with the estimated cash flows. Assumptions regarding cash flows and discount rates are determined using available market information and specific borrower information.

Deposit liabilities - The fair values disclosed for demand deposits (non-interest bearing checking accounts, NOW accounts, savings accounts, and money market accounts) are, by FAS 107 definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term certificates of deposit approximate their fair values. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates offered on certificates at December 31, 1996 and 1995, respectively, to an estimate of aggregate expected maturities for those certificates of deposit.

The estimated fair values do not include the benefit that results from funding provided by core deposit liabilities as compared to the cost of borrowing funds in the financial markets.

Short-term funds borrowed - The carrying amounts of Federal funds purchased, securities sold under agreements to repurchase, commercial paper and other short-term borrowings approximate their fair values.

Long-term debt - The fair values for long-term debt are based on quoted market prices where available. If quoted market prices are not available, fair values are estimated using discounted cash flow analyses based on the Corporation's borrowing rates at December 31, 1996 and 1995 for comparable types of borrowing arrangements.

Off-balance sheet derivative financial instruments and commitments - Fair values for the Corporation's futures, forwards, interest rate swaps, options, interest rate caps and floors, foreign exchange contracts, tender option bonds and Treasury float contracts are based on quoted market prices (futures); current settlement values (forwards); quoted market prices of comparable instruments (foreign currency exchange contracts); or, if there are no directly comparable instruments, on pricing models or formulas using current assumptions (interest rate swaps, interest rate caps and floors, tender option bonds, Treasury float contracts and options). The fair value of commitments to extend credit, other than credit card lines, is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present credit worthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The value of commitments to extend credit under credit card lines is embodied in the benefit that relates to estimated cash flows from new loans expected to be generated from existing cardholders over the remaining life of the portfolio.

The fair value of standby and commercial letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate the agreements or otherwise settle the obligations with the counterparties.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

4. LOAN PORTFOLIO

For a breakdown of the loan portfolio by type of loan and for information on non-performing loans, refer to Supplemental Financial Data under the captions Loan Portfolio and Non-Performing Assets (pages 90 and 91).

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

At December 31, 1996 and 1995, the Corporation had loans totaling $110,948 and $152,436, respectively, to its officers, directors and companies in which the directors had a 10% or more voting interest. These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. The 1996 additions and reductions were $376,984 and $418,472, respectively.

Included in loans at December 31, 1996 and 1995 were $446,000 and $514,000, respectively, of loans held for sale and carried at lower of cost or market.

The book value of real estate loans transferred to other real estate owned during 1996, 1995 and 1994 was $19,536, $29,337 and $79,539, respectively.

The following presents information on derivative financial instruments used to manage interest rate risk associated with loans:

                                           1996                1995
                                       ------------        ------------
At December 31,
   Notional value................      $9,118,000          $4,251,000
   Unrealized gains..............          64,000             104,000
   Unrealized losses.............          19,000               5,000
Effect on loan yield for the
years ended December 31,
   From..........................            8.92%               9.37%
   To............................            9.03%               9.43%


CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


5. INVESTMENT SECURITIES

The carrying and fair values of investment securities at December 31, 1996 and 1995 were as follows:

                                                Gross       Gross
                                  Amortized   Unrealized  Unrealized     Fair
                                    Cost        Gains       Losses      Value
                                 -----------  ----------  ----------  -----------
1996
----
Held-to-Maturity
----------------
U.S. Treasury and
   Government agencies..........  $  362,736     $ 3,501     $   815   $  365,422
State and municipal.............     366,012       8,548          95      374,465
Mortgage-backed.................     463,796          52       1,023      462,825
Other:
   Domestic.....................     442,082         340       7,529      434,893
   Foreign......................      54,432         224          18       54,638
                                  ----------     -------     -------   ----------
     Total held-to-maturity.....  $1,689,058     $12,665     $ 9,480   $1,692,243
                                  ==========     =======     =======   ==========
Available-for-Sale
------------------
U.S. Treasury and
   Government agencies..........  $1,512,966     $ 9,207     $ 1,061   $1,521,112
State and municipal.............      59,864         468         335       59,997
Mortgage-backed.................     505,527       4,494       4,854      505,167
Other:
   Domestic.....................     186,029      14,096         939      199,186
   Foreign......................      87,741      20,974          11      108,704
                                  ----------     -------     -------   ----------
     Total available-for-sale...  $2,352,127     $49,239     $ 7,200   $2,394,166
                                  ==========     =======     =======   ==========
1995
----
Held-to-Maturity
----------------
U.S. Treasury and
   Government agencies..........  $  978,603     $12,198     $ 1,310   $  989,491
State and municipal.............     469,330      13,276         552      482,054
Mortgage-backed.................   1,136,486       5,587       4,950    1,137,123
Other:
   Domestic.....................     444,090       4,107      12,323      435,874
    Foreign.....................      31,408          16           2       31,422
                                  ----------     -------     -------   ----------
     Total held-to-maturity.....  $3,059,917     $35,184     $19,137   $3,075,964
                                  ==========     =======     =======   ==========
Available-for-Sale
------------------
U.S. Treasury and
   Government agencies..........  $1,570,689     $17,098     $ 1,744   $1,586,043
State and municipal.............      78,625       1,174          94       79,705
Mortgage-backed.................     620,727       6,508       4,838      622,397
Other:
   Domestic.....................     186,409      45,555         955      231,009
   Foreign......................      31,844      21,317           -       53,161
                                  ----------     -------     -------   ----------
     Total available-for-sale...  $2,488,294     $91,652     $ 7,631   $2,572,315
                                  ==========     =======     =======   ==========


On November 15, 1995, the FASB issued a Special Report, "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities", which permitted an enterprise to reassess the appropriateness of the classification of all investment securities held between November 15, 1995 and December 31, 1995. Based on its reassessment, the Corporation reclassified $1,726,739 in investment securities previously classified as held-to-maturity to the available-for-sale category. Unrealized gains on transferred investments were $12,160, unrealized losses were $8,340, and the fair value was $1,730,559.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

5.  INVESTMENT SECURITIES - continued

Marketable equity securities are carried in the available-for-sale portfolio and have been written up by $34,808 at December 31, 1996 and $66,061 at December 31, 1995, the aggregate of their excess fair values over cost, through after-tax credits to retained earnings. The Corporation recorded pre-tax gains of $13,210 in 1996, $7,654 in 1995 and $14,167 in 1994 on sales of certain domestic equity securities. During 1996 and 1995, the Corporation recorded pre-tax gains of $28,656 and $13,596, on the exchange of certain domestic equity securities. During 1996, 1995 and 1994, the Corporation recorded pre-tax gains of $18,924, $939 and $2,567 on sales of foreign equity securities.

Included in mortgage-backed securities available-for-sale at December 31, 1996 were mortgage residual securities with an amortized cost and fair value of $5,989 and $7,569, respectively. Pre-tax write-downs of $5,276 were recognized in 1994 on these investments and were included in securities gains and losses.

At December 31, 1996 and 1995, there were no investments in securities of any single, non-Federal issuer in excess of 10% of shareholders' equity.

Securities with a carrying value of $1,734,355 were pledged at December 31, 1996 to secure public deposits, trust deposits, and for certain other purposes as required by law.

The amortized cost and estimated fair value of debt securities at December 31, 1996, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to prepay obligations without prepayment penalties.

                                           Amortized      Fair
                                              Cost        Value
                                          -----------  -----------
Held-to-Maturity
----------------
Due in one year or less..................  $  220,553   $  221,808
Due after one year through five years....     595,215      599,835
Due after five years through ten years...      94,845       97,802
Due after ten years......................      46,533       49,385
Mortgage-backed securities...............     463,796      462,825
                                           ----------   ----------
                                           $1,420,942   $1,431,655
                                           ==========   ==========
Available-for-Sale
------------------
Due in one year or less..................  $  562,884   $  564,608
Due after one year through five years....   1,100,626    1,106,603
Due after five years through ten years...      11,591       11,627
Due after ten years......................      26,130       26,161
Mortgage-backed securities...............     505,527      505,167
                                           ----------   ----------
                                           $2,206,758   $2,214,166
                                           ==========   ==========

Proceeds from sales of investments in debt securities during 1996, 1995, and 1994 were $1,411,398, $560,022, and $739,457,respectively. Gross gains of
$4,100 in 1996, $11,180 in 1995, and $14,646 in 1994, and gross losses of
$5,378 in 1996, $1,894 in 1995, and $5,005 in 1994 were realized on those sales.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

6.  REGULATORY AND CAPITAL MATTERS

The Corporation and its subsidiaries are subject to the regulations of certain Federal and state agencies including minimum risk-based and leverage capital guidelines issued by the Federal Reserve Board and Comptroller of the Currency. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

At December 31, 1996, management believes that the Corporation and its principal bank subsidiary, CBNA, meet all capital adequacy requirements to which they are subject. The following table illustrates the Corporation's and CBNA's risk-based and leverage capital ratios at December 31, 1996 and 1995:


                                                                     Per Regulatory Guidelines
                                                    ---------------------------------------------------------------
                                  Actual                        Minimum                   "Well-Capitalized"
                          ------------------------  -----------------------------  --------------------------------
December 31, 1996             Amount       Ratio         Amount         Ratio           Amount                Ratio
                          --------------  --------  ---------------  ------------  -----------------      ---------
Tier 1 capital (a):
    Consolidated.........    $ 3,725,318     9.45%      $ 1,576,914            4%        $ 2,365,372             6%
    CBNA.................      3,270,045     8.90         1,471,992            4           2,207,987             6
Total capital (b):
    Consolidated.........      5,215,789    13.23         3,153,829            8           3,942,286            10
    CBNA.................      4,206,434    11.43         2,943,983            8           3,679,979            10
Tier 1 leverage ratio:
    Consolidated.........      3,725,318     8.46         1,321,090            3           2,201,817             5
    CBNA.................      3,270,045     7.80         1,257,745            3           2,096,241             5

December 31, 1995
Tier 1 capital (a):
    Consolidated.........      3,534,144     9.20         1,537,225            4           2,305,838             6
    CBNA.................      1,404,622     7.57           742,217            4           1,113,326             6
Total capital (b):
    Consolidated.........      4,890,929    12.71         3,074,450            8           3,843,063            10
    CBNA.................      1,966,829    10.60         1,484,434            8           1,855,543            10
Tier 1 leverage ratio:
    Consolidated.........      3,534,144     7.99         1,327,425            3           2,212,374             5
    CBNA.................      1,404,622     6.83           616,934            3           1,028,223             5

(a) Consists primarily of common shareholders' equity and Trust Capital Securities, less goodwill and certain intangible assets.
(b) Consists of Tier 1 capital plus qualifying subordinated debt and the allowance for loan losses, within permitted limits.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

6.  REGULATORY AND CAPITAL MATTERS (continued)

The primary source of funds for cash dividend payments by the Corporation to its shareholders is dividends received from its banking subsidiaries. The approval of the Comptroller of the Currency is required for a nationally chartered bank to pay dividends if the total of all dividends declared in any calendar year exceeds the bank's net profits (as defined by national banking regulations) for that year combined with its retained net profits for the preceding two calendar years. Under this formula, CBNA and CBD can declare dividends without approval of the Comptroller of the Currency of approximately $112,000 and $18,000, respectively, plus an additional amount equal to CBNA's and CBD's retained net profits for 1997 up to the date of any such dividend declaration.

The Federal Reserve Act requires that extensions of credit by CBNA to certain affiliates, including the Corporation, be secured by specified amounts and types of collateral, that extensions of credit to any such affiliate generally be limited to 10% of capital and surplus (as defined in that Act) and that extensions of credit to all such affiliates be limited to 20% of capital and surplus.

The Corporation's banking subsidiaries are required to maintain reserve balances with the Federal Reserve Bank. The average amount of those reserve balances for the years ended December 31, 1996 and 1995 were approximately $257,000 and $429,000, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


7.  ALLOWANCE FOR LOAN LOSSES


The following represents an analysis of changes in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994:

                                                    1996          1995        1994
                                                  ---------    ---------    ---------
Balance at beginning of period.................   $ 670,265    $ 681,124    $ 636,915
Provision charged to operating expense.........     228,767      144,002      279,195
Recoveries of loans previously charged off.....      92,985       85,226       83,914
Loan charge-offs...............................    (281,690)    (240,087)    (341,454)
Allowance for loans sold at date of sale.......           -            -       (2,377)
Allowance for loans purchased at date
   of purchase.................................           -            -        1,192
Allowance for loans of bank acquired
 under purchase method of accounting...........           -            -       23,739
                                                  ---------    ---------    ---------
Balance at end of period.......................   $ 710,327    $ 670,265    $ 681,124
                                                  =========    =========    =========

The following presents information on loans that are considered impaired under FAS 114:


At December 31,                                    1996       1995
                                                 ---------  ---------
Recorded investment in impaired loans.........    $183,330   $203,399
Impaired loans against which a portion
   of the allowance for loan losses is
   specifically allocated.....................      74,609     88,973
Amount of allowance for loan losses
   specifically allocated to impaired loans...      15,105     24,445
For the years ended December 31,
Average recorded investment in impaired
   loans......................................     197,854    257,746
Interest income recognized on impaired
   loans......................................       8,977     14,354


8. PREMISES AND EQUIPMENT

Premises and equipment on the consolidated balance sheet is presented net of accumulated depreciation and amortization of $667,412 and $711,830 at December 31, 1996 and 1995, respectively. Depreciation and amortization of premises and equipment for the years ended December 31, 1996, 1995, and 1994, was $95,897, $98,033 and $95,240, respectively.


9. OPERATING LEASES

Rental expense, reduced by sublease rental income, charged to operations was $90,982, $85,419 and $85,554 for 1996, 1995 and 1994, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


10. DEPOSITS

The following presents a breakdown of deposits at December 31, 1996 and 1995:

                                          1996            1995
                                       -----------     -----------
Domestic:
   Non-interest bearing checking....   $ 9,330,445     $ 8,937,147
   Savings, NOW and money
     market accounts................    13,299,068      14,125,906
   Time deposits....................     9,687,887       9,757,820
                                       -----------     -----------
      Total domestic deposits.......    32,317,400      32,820,873
Overseas branches and subsidiaries..     1,409,756       1,142,947
                                       -----------     -----------
      Total deposits................   $33,727,156     $33,963,820
                                       ===========     ===========

Domestic time deposits in denominations of $100 or more at December 31, 1996, 1995, and 1994 were:

                                           1996           1995            1994
                                       -----------     ----------     ----------
Commercial certificates of deposit..   $   754,437     $  695,970     $  611,206
Other domestic time deposits,
 principally savings certificates...       613,126        501,058        533,336
                                       -----------     ----------     ----------
    Total...........................   $ 1,367,563     $1,197,028     $1,144,542
                                       ===========     ==========     ==========

Interest expense on domestic time deposits in denominations of $100 or more for the years ended December 31, 1996, 1995, and 1994 was:
                                          1996            1995           1994
                                       -----------     ----------     ----------
Interest expense:
 Commercial certificates of
  deposit...........................   $    30,857     $   36,520     $   22,499
 Other domestic time deposits,
  principally savings certificates..        25,451         30,057         24,138
                                       -----------     ----------     ----------
    Total...........................   $    56,308     $   66,577     $   46,637
                                       ===========     ==========     ==========

Substantially all of the deposits of overseas branches and subsidiaries were time deposits in denominations of $100 or more for each of the three years presented.

The following presents information on derivative financial instruments used to manage interest rate risk associated with deposits:


                                      1996             1995
                                   -----------      -----------
At December 31,
   Notional value................. $5,314,000       $6,962,000
   Unrealized gains...............     50,000          106,000
   Unrealized losses..............     16,000            8,000
Effect on deposit cost for the
year ended December 31,
   From...........................       3.62%            3.75%
   To.............................       3.49%            3.76%

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

11. SHORT-TERM FUNDS BORROWED

Short-term funds borrowed at December 31, 1996 and 1995 include the following:


                                                  1996         1995
                                              ------------  -----------
Federal funds purchased (a)................    $  532,334   $1,129,432
Securities sold under agreements to
 repurchase (b)............................       656,397      812,281
Commercial paper (c).......................       675,181    1,255,656
Other short-term funds borrowed (d)........       769,245      479,644
                                               ----------   ----------
   Total short-term funds borrowed (e).....    $2,633,157   $3,677,013
                                               ==========   ==========

(a) Federal funds purchased generally represent the overnight Federal funds transactions of banking subsidiaries with correspondent banks. The weighted average interest rate paid was 5.54% in 1996, 6.02% in 1995 and 4.58% in 1994. The maximum amount outstanding at any month-end was $1,977,950 during 1996, $2,060,375 during 1995, and $1,646,440 during 1994.

(b) Securities sold under agreements to repurchase usually mature within one to thirty days or are due on demand. The weighted average interest rate paid was 4.52% in 1996, 5.03% in 1995 and 3.44% in 1994. The maximum amount outstanding at any month-end was $836,722 during 1996, $863,937 during 1995, and $1,025,217 during 1994.

(c) Commercial paper issued by CSCC is used to finance the short-term borrowing requirements of certain banking-related activities. Commercial paper is issued with maturities of not more than nine months and there are no provisions for extension, renewal or automatic rollover. The weighted average interest rate on commercial paper borrowings was 5.44% in 1996, 5.94% in 1995, and 4.24% in 1994. The maximum amount outstanding at any month-end was $1,106,078 during 1996, $1,388,927 during 1995, and $919,292 during 1994.

     At December 31, 1996, the Corporation had a $700,000 revolving credit facility from unaffiliated banks. The facility was established in support of commercial paper borrowings, Medium Term Note (see Note 12) issuance and general corporate purposes. Unless extended by the Corporation in accordance with the terms of the facility agreement, the facility expires February 2000. There were no borrowings under this facility at December 31, 1996. The interest rate charged for usage of these lines varies with money market conditions.

(d) Other short-term funds borrowed include term Federal funds purchased, short-term Bank Notes and demand notes payable to the U.S. Treasury.

(e) The aggregate average short-term funds borrowed were $2,958,655 in 1996, $3,751,518 in 1995, and $3,435,972 in 1994. The weighted average interest rate was 5.18% in 1996, 5.71% in 1995 and 4.35% in 1994. The average interest rate is calculated primarily on a daily average of short-term funds borrowed.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

12.  LONG-TERM DEBT
Long-term debt at December 31, 1996 and 1995 includes the following:


CoreStates Financial Corp:                                1996          1995
                                                      ------------  ------------
6 5/8% Notes due 2000 (a).........................     $  150,000    $  150,000
7 7/8% Subordinated Notes due 2002 (b)............        100,000       100,000
7 7/8% Subordinated Notes due 1996................              -        75,000
8 5/8% Mortgages due 2001.........................          6,603         8,823
Unamortized Discounts.............................           (271)         (325)
                                                       ----------    ----------
                                                          256,332       333,498
                                                       ----------    ----------
CSCC:
6 3/4% Guaranteed Subordinated
  Notes due 2006 (c)..............................        200,000             -
5 7/8% Guaranteed Subordinated
  Notes due 2003 (c)..............................        200,000       200,000
6 5/8% Guaranteed Subordinated
  Notes due 2005 (c)..............................        175,000       175,000
9 5/8% Guaranteed Subordinated
  Notes due 2001 (c)..............................        150,000       150,000
9 3/8% Guaranteed Subordinated
  Notes due 2003 (c)..............................        100,000       100,000
Medium Term Notes (d).............................      1,509,000     1,036,035
Unamortized Discounts.............................         (4,990)       (3,631)
                                                       ----------    ----------
                                                        2,329,010     1,657,404
                                                       ----------    ----------
CoreStates Capital I:
8% Trust Capital Securities due 2026(e)...........        300,000
Unamortized Discounts.............................         (6,491)
                                                       ----------
                                                          293,509
                                                       ----------
Other subsidiaries:
6 5/8% Subordinated Notes due 2003 (f)............        150,000       150,000
Federal Home Loan Bank Borrowings (g).............          2,888        42,888
Various other.....................................         18,175        29,022
Unamortized Discounts.............................           (617)         (713)
                                                       ----------    ----------
                                                          170,446       221,197
                                                       ----------    ----------
Total long-term debt (h)..........................     $3,049,297    $2,212,099
                                                       ==========    ==========

(a) The Notes are unsecured and senior in right of payment to all subordinated indebtedness of the Corporation. The Notes are not redeemable by the Corporation or the holders prior to the maturity date and are not entitled to the benefit of any sinking fund.

(b) The Notes are unsecured and subordinate in right of payment to all present and future senior indebtedness of the Corporation. The Notes are not redeemable by the Corporation or the holders prior to the maturity date and are not entitled to the benefit of any sinking fund.

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

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

12.  LONG-TERM DEBT - continued

(d) CSCC can issue Medium Term Notes (Senior and Subordinated) with maturities of nine months or greater from date of issue. The interest rate or interest rate formula on each Note is established by CSCC at the time of issuance. The Senior Notes are unconditionally guaranteed as to payment of principal and interest by the Corporation. The Subordinated Notes are unconditionally guaranteed, on a subordinated basis, as to payment of principal and interest by the Corporation. The Subordinated Notes are subordinated to all existing and future senior CSCC indebtedness and the guarantee is subordinated to all existing and future senior Corporation indebtedness. At December 31, 1996, $1,509,000 of debt is outstanding with maturities up to five years. Interest rates are predominately variable.

     Under an existing shelf registration statement filed with the Securities and Exchange Commission, the Corporation had debt and capital securities that were registered but unissued of approximately $1,085,000 at December 31, 1996.

(e) The Trust Capital Securities evidence a preferred ownership interest in a trust, of which 100% of the common equity is owned by CBNA. The Trust Capital Securities are unconditionally guaranteed by CBNA. The proceeds from issuance of the Trust Capital Securities are invested in 8% Junior Subordinated Deferrable Interest Debentures of CBNA due 2026. These Subordinated Debt Securities have provisions enabling certain actions such as redemption or the deferment of the semiannual payments of interest, which will impact the Trust Capital Securities. CBNA may redeem the Subordinated Debt Securities in whole or in part, on or after December 15, 2006. In addition, Subordinated Debt Securities may be redeemed by CBNA at any time upon the occurrence of certain events. In the event of such a redemption of the Subordinated Debt Securities, the proceeds of such payment or repayment shall concurrently be applied to redeem the Trust Capital Securities.

(f) The Notes were issued by CBNA and are unsecured and subordinate to the claims of depositors and other creditors. The Notes are not redeemable by CBNA or the holders prior to the maturity date and are not entitled to the benefit of any sinking fund.

(g) The borrowing matures in July 2016 and carries a fixed interest rate of 6.66%. These borrowings require membership in the Federal Home Loan Bank of Pittsburgh and the maintenance of available collateral with a fair value which approximates the total amount of the outstanding debt.

(h) The consolidated aggregate maturities for long-term debt for the years ending December 31, 1997 through 2001 are: $376,637; $528,562; $395,740;
     $216,672; and $298,203, respectively.


The following presents information on derivative financial instruments used to manage interest rate risk associated with long-term debt:


                                                  1996              1995
                                               ----------         --------
At December 31,
   Notional value...........................   $1,019,000         $614,000
   Unrealized gains.........................       16,000           24,000
   Unrealized losses........................       13,000            8,000
Effect on long-term debt cost for
  the years ended December 31,
   From.....................................         6.53%            6.78%
   To.......................................         6.38%            6.76%


CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

13.  RETIREMENT AND BENEFIT PLANS

The fair value of the assets in the Corporation's defined benefit pension plans exceeded the projected benefit obligation by $57,158 at December 31, 1996, based on current and estimated future salary levels. The excess of the fair value of plan assets is reconciled to the accrued pension cost included in other liabilities as follows:

                                                            December 31,
                                                      -----------------------
                                                         1996          1995
                                                      ---------      --------
Plan assets at fair value(a)......................    $902,947       $815,621
                                                      --------       --------
   Present value of benefit obligation:
   Accumulated benefits based on salaries to date,
    including vested benefits of $667,536 in 1996
    and $611,077 in 1995..........................     688,102        647,743
   Additional benefits based on estimated future
    salary levels.................................     157,687        175,454
                                                      --------       --------
Projected benefit obligation......................     845,789        823,197
                                                      --------       --------
Amount the fair value of plan assets exceeds (is
   less than) the projected benefit obligation at
   December 31,...................................      57,158         (7,576)
Reconciliation:
   Unrecognized prior service cost................      30,770         11,676
   Unrecognized net asset from date of initial
    application...................................     (20,016)       (25,357)
   Net deferred actuarial loss (gain).............     (91,835)        22,151
                                                      --------       --------
Prepaid (accrued) pension expense included in
 other liabilities................................    $(23,923)      $    894
                                                      ========       ========
---------------

(a) Primarily U.S. Government securities, U.S. agency securities, fixed income securities, common stock, and commingled funds managed by subsidiary banks.


Net pension cost for the years ended December 31, 1996, 1995 and 1994 included the following expense (income) components:

                                               1996             1995              1994
                                             ---------        ---------         --------
Service cost benefits earned during
  the period..........................       $  29,020        $  24,492         $ 30,411
Interest cost on projected benefit
  obligation..........................          60,793           54,497           51,881
Actual (return) loss on plan assets...        (121,868)        (162,143)          22,038
Net amortization and deferral.........          53,887           96,484          (80,394)
                                             ---------        ---------         --------
  Net pension cost....................       $  21,832        $  13,330         $ 23,936
                                             =========        =========         ========

The weighted average discount rate used in determining the actuarial present value of the projected benefit obligation for the Corporation was 7.5% and 7.0%-7.5%; respectively, at December 31, 1996 and 1995. The rate of increase on future compensation levels was 5.0% to 6.0% in both 1996 and 1995. The expected long-term rate of return on plan assets was 7.5%-9.5% in both 1996 and 1995.

The Corporation sponsors a 401(k) savings plan for substantially all its employees. Contributions to the savings plan for the employer's match were $18,955 in 1996, $18,192 in 1995, and $23,140 in 1994.

The ESOP is a leveraged plan funded through a direct loan from the Corporation. The ESOP has acquired a total of 2,450,000 shares of common stock for distribution to eligible employees ratably over a 20 year period. Compensation cost has been recognized based on the fair market value of the shares committed to be released to employees. Total compensation cost recognized was $5,378 in 1996 and $3,600 in 1995. Dividends on allocated shares are paid to participants and are charged to retained earnings. Dividends on unallocated shares are used by the ESOP to reduce its loan. Effective January 1, 1997 the ESOP was combined with the Corporation's 401(k) savings plan.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

13.  RETIREMENT AND BENEFIT PLANS - continued

The Corporation and its subsidiaries provide postretirement health care and life insurance benefits for substantially all retired employees. Postretirement benefits are provided through an insurance company whose premiums are based on the benefits paid during the year. The postretirement health care plan is contributory, with retiree contributions based on years of service.

The liability for postretirement benefits included in other liabilities at December 31, 1996 and 1995 was as follows:

                                                       1996          1995
                                                     ---------     ---------
Accumulated postretirement benefit obligation:
   Retirees......................................    $ (68,702)    $(125,502)
   Fully eligible active plan participants.......       (1,827)       (3,864)
   Other active plan participants................      (29,748)      (39,709)
                                                     ---------     ---------
Accumulated postretirement benefit obligation....     (100,277)     (169,075)
Plan assets at fair value (a)....................       52,591        46,974
                                                     ---------     ---------
Unfunded obligation at December 31,..............      (47,686)     (122,101)
Unrecognized prior service cost..................      (45,239)          115
Unrecognized net gain............................      (51,157)      (22,638)
                                                     ---------     ---------
Accrued postretirement benefit obligation
 included in other liabilities...................    $(144,082)    $(144,624)
                                                     =========     =========

------------------
(a)  Primarily municipal bonds and short-term investments.

Net periodic postretirement benefit cost for the years ended December 31, 1996, 1995 and 1994 included the following expense (income) components:

                                              1996       1995        1994
                                             -------    -------     -------
Service cost benefits earned during
  the period.............................    $ 2,769    $ 3,044     $ 3,602
Interest cost on accumulated
  postretirement benefit obligation......      7,947     11,932      11,931
Actual return on plan assets.............     (1,527)    (1,107)       (461)
Net amortization and deferral............     (6,069)    (1,436)       (730)
                                             -------    -------     -------
Net periodic postretirement benefit
  cost...................................    $ 3,120    $12,433     $14,342
                                             =======    =======     =======

For measurement purposes, the rate of increase in the per capita cost of covered health care benefits was assumed to be 5.5% per year and remains at that level until a predetermined benefit cap is reached. This fixed dollar cap was established as the per capita projected cost level in 1997 associated with the Corporation's indemnity medical plan. The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1996 by $4,479 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by $745.

The expected long-term rate of return on plan assets was 6.0%. The weighted-average discount rate used in determining the Corporation's accumulated postretirement benefit obligation was 7.5% and 7.0%, respectively, at December 31, 1996 and 1995.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

14.  LONG-TERM INCENTIVE PLAN

The Corporation has outstanding options granted under the Corporation's long-term incentive plan (the "Plan"). As provided in the Plan, a variety of incentives can be issued to eligible participants including restricted stock awards, incentive stock options, non-qualified stock options, stock appreciation rights, performance units and cash awards. Meridian, Constellation, Independence, United Counties and Germantown had maintained similar plans. Options granted under those plans were assumed by the Corporation upon consummation of their respective acquisitions. The Plan provides for a maximum number of options available to be granted each year equal to 2% of outstanding common shares as of January 1 of that year. Options under the Plan are granted to purchase the Corporation's common shares at market value on the date of grant and are exercisable one year from the date of grant for a period not exceeding ten years from the date of grant. Stock appreciation rights may be granted in conjunction with the granting of an option.

Information on option activity for 1996 follows:

                                     Shares under    Weighted-Average
                                        Option         Exercise Price
                                     ------------    ----------------
Balance at January 1, 1996.......      8,581,554          $23.86
Options granted..................      1,968,001 (a)       41.49
Options exercised................     (4,519,411)          23.27
Options canceled.................       (241,080)          31.84
                                      ----------
Balance at December 31, 1996.....      5,789,064           29.98
                                      ==========

-----------------
(a)  The fair value of options granted during 1996 was $12.6 million.


The following table summarizes information about options outstanding at December 31, 1996:

                                      Options Outstanding                       Options Exercisable
                      -------------------------------------------------   ------------------------------
                                    Weighted-Average
   Range of              Number        Remaining       Weighted-Average     Number      Weighted-Average
Exercise Prices       Outstanding   Contractual Life    Exercise Price    Exercisable    Exercise Price
---------------       -----------   ----------------   ----------------   -----------   ----------------
$ 3.99 to $15.67         293,947          2.69 years        $13.34           293,947         $13.34
$16.12 to $23.27         912,288          6.20               21.51           912,288          21.51
$25.41 to $29.95       2,977,462          7.94               27.74         2,977,462          27.74
$37.96 to $42.63       1,605,367          9.13               41.98           221,843          37.96
                       ---------                                           ---------
$ 3.99 to $42.63       5,789,064          7.73               29.98         4,405,540          25.37
                       =========                                           =========

The Corporation uses the intrinsic value method of accounting to measure compensation expense. If the fair value method had been used to measure compensation expense, net income would have been reduced by $7.4 million, or $0.04 per share and $7.2 million, or $0.03 per share, to $641.8 million, or $2.93 per share, and $647.9 million, or $2.92 per share, for the years ended December 31, 1996 and 1995, respectively.

The fair value of options granted in 1996 and 1995 was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions, respectively: risk-free interest rates of 5.49% to 7.80%, dividend yield of 4.0%, volatility factors of the expected market price of the Corporation's common stock of .148 to .223, and a weighted-average expected life of the options of 6 years.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

14.   LONG-TERM INCENTIVE PLAN - continued

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Corporation's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.


15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES

In the normal course of business, there are outstanding commitments and contingent liabilities which are not reflected in the financial statements. These include various financial instruments with off-balance sheet risk used in connection with the Corporation's asset and liability management, the management of interest rate risk in securities trading positions and to provide for the needs of customers. These involve varying degrees of credit, interest rate and liquidity risk, but do not represent unusual risks for the Corporation and management does not anticipate any significant losses as a result of these transactions.

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

In connection with anticipated sales of longer term assets acquired through merger or generated in the loan origination process, the Corporation uses interest rate swaps, rate locks and option agreements to reduce interest rate sensitivity as the assets are readied for sale. Hedge gains or losses are used to adjust the basis of the assets held for sale.

Derivative financial instruments used in the management of interest rate risk at December 31, 1996 are summarized by category in the table on page 28. A summary of interest rate swap contracts categorized by whether the Corporation receives or pays fixed rates and stratified by repricing or maturity date is on page 31. Foreign currency derivatives used for hedging activities have not had a material impact on income or liquidity of the Corporation for any of the years presented.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES - continued

Derivative Financial Instruments Held or Issued for Trading Purposes

In its business of providing risk management services for its customers, the Corporation purchases and sells certain derivatives including interest rate swaps, caps and floors. In addition, as part of its international business, the Corporation enters into foreign exchange contracts on behalf of customers.
These contracts are matched against forward sale or purchase contracts.
Customer related derivative financial instrument transactions are generally marked to market and any gains or losses are recorded in the income statement. The Corporation also holds derivatives in connection with its securities trading activities and, at times, as a position taken in the expectation of profiting from favorable movements in interest rates. These products include tender option bonds and Treasury float contracts. Included in the income statement are trading revenues from derivatives of $29,242 of which $22,557 represents net foreign exchange gains included in fees for international services.

Customer and trading related derivative financial instruments at December 31, 1996 and 1995 are summarized by type of instrument in the table on page 33.

The following is a summary of off-balance sheet commitments and derivative financial instruments as of December 31, 1996 and 1995, including fair values. See Note 3 for a discussion of fair value.

                                                                       1996                             1995
                                                             -------------------------      --------------------------
                                                              Notional         Fair           Notional         Fair
                                                                 or            Value             or            Value
                                                             Contractual     of Asset       Contractual      of Asset
                                                               Amount      (Liability)         Amount      (Liability)
                                                             -----------   -----------      -----------    -----------
Standby letters of credit, net of participations (a)......   $ 1,630,621     $(16,306)      $ 1,548,551      $(14,502)
Commercial letters of credit..............................     1,262,593      (12,625)        1,324,714       (13,157)
Commitments to extend credit (b)..........................    15,396,553      (21,204)       14,565,636       (16,135)
Unused commitments under credit card lines................     4,173,013            -         3,872,641             -
When-issued securities (c):
   Commitments to purchase................................         1,770            -               500             -
   Commitments to sell....................................        75,120         (140)          145,000        (1,411)
Commitments to purchase/sell whole mortgage loans and
  securities (c):
   Commitments to purchase................................        17,280           30           109,714         2,071
   Commitments to sell....................................         7,965          (70)           47,259        (1,738)
Mortgage loans sold and loan servicing acquired with
  recourse (d)............................................       361,410       (9,637)          434,628       (12,260)
Interest rate futures contracts (e):
   Commitments to purchase................................     4,489,800        2,781           621,000           658
Commitments to purchase foreign and  U.S. currencies (f)..     1,766,122         (488)        1,695,148         1,567
Interest rate swaps, notional principal amounts (g).......     9,850,708       67,673         9,945,840       206,186
Interest rate caps and floors (h):
   Written................................................       908,799       (2,842)          847,323        (1,229)
   Purchased..............................................     2,039,331       17,383         1,673,023        25,021
Tender option bonds (i)...................................       148,711        5,976           208,103         4,995
Treasury float contracts (j)..............................       270,358          682           623,738           884
Other derivatives.........................................       597,261        5,644           174,674           645

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES - continued

(a) Standby letters of credit ("SBLC") are used in various transactions to enhance the credit standing of the Corporation's customers and are subjected to the same risk, credit review and approval process as loans. SBLC's are irrevocable assurances that the Corporation will make payment in the event that a customer cannot perform its contractual obligations to third parties.

(b) Commitments to extend credit represent the Corporation's obligation to fund various types of loans, including home equity lines, lines of credit, revolving lines of credit and other types of commitments.

(c) The Corporation has commitments to purchase/sell mortgage-backed securities or loans with delivery at a future date but typically within 120 days. The fair value of these instruments is affected by interest rates. In a declining interest rate environment, commitments to sell mortgage-backed securities or loans will decline in value. In a rising interest rate environment, commitments to buy mortgage-backed securities or loans will increase in value.

     Forward agreements to sell securities are used in transactions with municipalities that generally have a debt payment due in the future. Under these agreements, the Corporation agrees to deliver primarily United States Treasury securities that will mature on or before the required payment date. The type and associated interest rate of these securities is established when the agreement is entered. The primary risk associated with forward agreements is interest rate risk to the extent the required securities have not been purchased. If interest rates fall, securities yielding the higher agreed upon fixed rate will be more expensive for the Corporation to purchase.

     Included in when-issued securities and commitments to purchase/sell whole mortgage loans and securities are customer and trading-related products with a notional value of $102,135 and $223,873 at December 31, 1996 and 1995, respectively.

(d) The Corporation originates and sells residential mortgage loans as part of various mortgage-backed security programs sponsored by the United States government agencies or government-sponsored agencies, such as the Government National Mortgage Association, Federal Home Loan Mortgage Corporation and the Federal National Mortgage Association. Certain sales and other servicing acquired are subject to recourse provisions in the event of default by the borrower. The Corporation provides for potential losses under these recourse provisions by establishing reserves at the time of sale and evaluates the adequacy of these reserves on an ongoing basis.

(e) Exchange traded futures contracts represent agreements to exchange dollar amounts at a specified future date for interest rate differentials between an agreed interest rate and a reference rate, computed on a notional amount. Credit and market risk exist with respect to these instruments. Exchange traded futures contracts entail daily cash settlement; therefore, the credit risk amount represents a one-day receivable.

(f) Commitments to purchase foreign and U.S. currencies are primarily executed for the needs of customers. These foreign exchange contracts are structured similar to interest rate futures and forward contracts. The risk associated with a foreign exchange contract arises from the counterparty's ability to make payment at settlement and that the value of a foreign currency might change in relation to the U.S. dollar. The Corporation's exposure, if any, to counterparty failure equals the current market value of the contract, which at December 31, 1996 and 1995 was $27,962 and $16,434, respectively. Included in fees for international services are net foreign exchange gains of $22,557, $22,943, and $19,783 for the years ended December 31, 1996, 1995 and 1994, respectively.

(g) Interest rate swaps generally represent the contractual exchange of fixed and variable rate interest payments based on a notional principal amount
     and an interest reference rate.   Credit risk exists with respect to these
     instruments arising from the possible failure of the counterparty to make required payments on those contracts which are favorable to the Corporation. The Corporation's exposure to counterparty failure equals the current replacement cost of the contract. At December 31, 1996 and 1995, the replacement cost of the Corporation's interest rate swap contracts was $118,929 and $225,140, respectively. The risk of counterparty failure is controlled by limiting transactions to an approved list of counterparties and requiring collateral in certain instances. Net cash received on interest rate swaps during 1996 and 1995 totaled $68,103 and $7,493, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

15. OFF-BALANCE SHEET DERIVATIVE FINANCIAL INSTRUMENTS, COMMITMENTS AND CONTINGENT LIABILITIES - continued

(h) Interest rate caps and floors are written by the Corporation to enable customers to transfer, modify or reduce their interest rate risk. Interest rate caps and floors are similar to interest rate swaps except that payments are made only if current interest rates move above or below a predetermined rate. The risk associated with interest rate caps and floors
     is an unfavorable change in interest rates.   As a writer of interest rate
     caps and floors, the Corporation receives a premium in exchange for bearing
     the risk of an unfavorable change in interest rates.   The Corporation
     generally reduces risk by entering into offsetting cap and floor positions that essentially counterbalance each other. The Corporation also enters interest rate caps to offset the risk of upward interest rate movement on assets with embedded caps as well as to limit spread risk. As a purchaser of interest rate caps, the Corporation pays a premium in exchange for the right to receive payments if interest rates rise above predetermined levels. The Corporation has also purchased interest rate floors in which the Corporation has paid a fee for the right to receive payments if rates fall below a predetermined level. Similar to interest rate swaps, credit risk exists with respect to the possible failure of the counterparty to make required payments on those contracts which are favorable to the Corporation. Exposure to counterparty failure equals the current replacement cost of the contract which totaled $17,383 and $26,384, respectively, at December 31, 1996 and 1995.

(i) Tender option bonds are instruments associated with municipalities. A municipality generally issues a tax-free, fixed rate, long-term security in order to finance the origination of single family residential mortgages. The municipality enters into a tender option bond program with the Corporation, which converts the fixed rate long-term instrument into a variable rate short-term product.

(j) A Treasury float contract is created because a municipality, which has defeased a bond issue with government securities, has a mismatch in the timing of the maturity of the securities and the date the funds are needed to pay the debt service. The Corporation will pay an up-front fee for the right to sell government securities to the municipality, generally at par. The Corporation retains any profit between the sales price and the price at which the Corporation acquired the securities.


Contingent Liabilities

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

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

16.  PROVISION FOR INCOME TAXES

The provision for income taxes for the years ended December 31, 1996, 1995, and 1994 consists of the following:

                                            1996       1995       1994
                                          ---------  ---------  ---------
Current:
   Federal..............................   $344,142   $303,647   $158,771
   State................................     20,401     24,134     19,683
                                           --------   --------   --------
        Total domestic..................    364,543    327,781    178,454
   Foreign..............................     12,121      8,240      5,558
                                           --------   --------   --------
        Total current...................    376,664    336,021    184,012
Deferred Federal and state expense......      9,156     28,420     41,847
                                           --------   --------   --------
        Total provision for income taxes   $385,820   $364,441   $225,859
                                           ========   ========   ========

The significant components of the Corporation's deferred tax assets and liabilities at December 31, 1996 and 1995 are as follows:

                                             1996       1995
                                           --------   --------
Deferred tax assets:
 Allowance for loan losses...............  $261,180   $241,487
 Postretirement and postemployment
  benefits...............................    57,191     54,127
 Reserves................................    56,489     54,779
 Other...................................    77,181     70,928
                                           --------   --------
  Total deferred tax assets..............   452,041    421,321
                                           --------   --------

Deferred tax liabilities:
 Auto leasing portfolio..................   142,196    119,894
 FAS 115 fair value accounting...........    14,298     15,596
 Partnership investments.................     3,781      3,980
 Tax over book depreciation..............    38,446     30,626
 Affiliate income........................    32,873     30,404
 Other...................................    71,802     59,405
                                           --------   --------
  Total deferred tax liabilities.........   303,396    259,905
                                           --------   --------
Net deferred tax assets..................  $148,645   $161,416
                                           ========   ========

At December 31, 1996, cumulative deductible temporary differences related to the deferred tax asset are approximately $1,292,000. Cumulative taxable temporary differences related to deferred tax liabilities at December 31, 1996 are estimated at $867,000.

At December 31, 1996, the Corporation has determined that it is not required to establish a valuation allowance for the deferred tax asset since it is more likely than not that the deferred tax asset of $452,041 will be realized principally through carryback to taxable income in prior years, future reversals of existing taxable temporary differences, future taxable income and to a lesser extent, tax planning strategies. The Corporation's conclusion that it is "more likely than not" that the deferred tax asset will be realized is based on a history of growth in earnings and the prospects for continued growth, including an analysis of potential uncertainties that may affect future operating results. The Corporation will continue to review the tax criteria of "more likely than not" for the recognition of deferred tax assets on a quarterly basis.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

16.  PROVISION FOR INCOME TAXES - continued

The consolidated effective tax rates are reconciled to the statutory rate as follows:


                                                        1996    1995   1994
                                                        -----  ------  -----
Statutory rate....................................      35.0%   35.0%  35.0%
Difference resulting from:
  Tax-exempt income...............................      (1.6)   (2.0)  (3.6)
  State, local and foreign income tax.............       1.6     1.5    1.9
  Other, net......................................       2.3     1.2    1.0
                                                        ----   -----   ----
Effective tax rate................................      37.3%   35.7 % 34.3%
                                                        ====   =====   ====

Foreign earnings of certain subsidiaries would be taxed only upon their transfer to the United States. No transfers or dividends are contemplated at this time. Taxes payable upon remittance of such accumulated earnings of $21,323 at December 31, 1996 would approximate $7,065.

Taxes, other than income taxes, included in other operating expenses for the years ended December 31, 1996, 1995 and 1994 are $101,109, $105,913 and
$104,805, respectively.


17.  QUARTERLY FINANCIAL DATA (UNAUDITED)

The following represents summarized quarterly financial data of the Corporation, which, in the opinion of management, reflects all adjustments (comprising only normal recurring accruals) necessary for a fair presentation:


                                                                         Three Months Ended
                                         -----------------------------------------------------------------------------------------
                                         Dec. 31              Sept. 30                 June 30                   March 31
                                         -------              --------                 -------                   --------
1996
----
Interest income.......................  $835,649              $823,082                 $815,755                  $823,718
                                        ========              ========                 ========                  ========
Interest expense......................  $298,561              $282,735                 $282,360                  $293,064
                                        ========              ========                 ========                  ========
Net interest income...................  $537,088              $540,347                 $533,395                  $530,654
                                        ========              ========                 ========                  ========
Provision for losses on loans.........  $ 40,000              $ 40,000                 $110,000(a)               $ 38,767
                                        ========              ========                 ========                  ========
Securities gains......................  $  4,036              $ 31,135                 $ 17,393                  $  6,948
                                        ========              ========                 ========                  ========
Net income............................  $195,546              $196,857                 $ 79,597(a) (b)           $177,144
                                        ========              ========                 ========                  ========
Net income per common share...........     $0.91                 $0.89                    $0.36(a) (b)              $0.81
                                        ========              ========                 ========                  ========
Average common shares
 outstanding..........................   215,866               220,409                  219,478                   219,512
                                        ========              ========                 ========                  ========
Common Stock Price Information:
 High.................................  $ 55 3/8              $ 44                     $ 43 1/8                  $ 44
 Low..................................    42 3/4                35 1/2                   35 3/4                    36 1/8
 Quarter-end..........................    51 7/8                43 1/4                   38 1/2                    42 3/8

1995
----
Interest income.......................  $868,521              $871,164                 $884,807                  $850,588
                                        ========              ========                 ========                  ========
Interest expense......................  $322,095              $329,592                 $337,203                  $319,265
                                        ========              ========                 ========                  ========
Net interest income...................  $546,426              $541,572                 $547,604                  $531,323
                                        ========              ========                 ========                  ========
Provision for losses on loans.........  $ 38,225              $ 38,050                 $ 34,661                  $ 33,066
                                        ========              ========                 ========                  ========
Securities gains......................  $  5,729              $  2,230                 $  5,512                  $ 18,004
                                        ========              ========                 ========                  ========
Net income............................  $192,145              $194,712                 $158,150  (c)             $110,169 (c)
                                        ========              ========                 ========                  ========
Net income per common share...........     $0.87                 $0.88                    $0.71  (c)                $0.49 (c)
                                        ========              ========                 ========                  ========
Average common shares
 outstanding..........................   219,915               220,718                  222,440                   226,091
                                        ========              ========                 ========                  ========
Common Stock Price Information:
 High.................................  $ 40 1/8              $ 38 7/8                 $ 36                      $ 33
 Low..................................    34 5/8                34 1/4                   30 1/2                    25 5/8
 Quarter-end..........................    37 7/8                36 5/8                   34 5/8                    32

-------------------------------

(a) Includes a provision for loan losses of $70.0 million, $45.5 million after-tax or $0.20 per share, related to the Meridian acquisition.
(b) Includes net restructuring and merger-related charges of $139.7 million, $105.3 million after-tax or $0.48 per share, primarily recorded in the second quarter and related to costs associated with the Meridian acquisition.
(c) Includes restructuring charges of $110.0 million pre-tax, $70.0 million after-tax or $0.31 per share, recorded by CoreStates, and $32.0 million pre-tax, $20.8 million after-tax or $0.09 per share, recorded by Meridian related to corporate-wide process redesigns in the first and second quarters, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)


18.  JOINT VENTURE

In December 1992, the Corporation entered into a joint venture with three other banking companies creating Electronic Payment Services, Inc. ("EPS"). The joint venture combines the partners' separate consumer electronic transaction processing businesses and provides automated teller machine ("ATM") and electronic point-of-sale ("POS") processing services. The Corporation contributed to EPS its wholly-owned subsidiaries of Money Access Service Inc. ("MAC"), a regional ATM network, and BUYPASS Corporation, a third-party processor of electronic POS transactions.

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

On March 27, 1995, EPS added a new partner and increased the ownership interests of an existing partner to that of a full partner, resulting in a decrease in the Corporation's share of ownership from 31% to 20%. As a direct result of this change in ownership interests, the Corporation recognized a pre-tax gain of $19,000, $11,800 after-tax or $0.05 per share, in 1995. Included in the pre-tax gain amount was $4,000 related to the acceleration of deferred gain recognition.

The Corporation's investment in EPS at December 31, 1996, net of $104,000 deferred gain, is $65,304 and is included in other assets. "Income from investment in EPS, Inc.", which is included in non-interest income, reflects the Corporation's share in EPS net income, interest income on the 6.45% note and amortization of the deferred gain.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

19.  RESTRUCTURING AND MERGER-RELATED CHARGES

A summary of restructuring and merger-related charges for the years ended December 31, 1996 and 1995 were as follows:


                                                          1996        1995
                                                       ----------  ----------
Meridian and United Counties merger-related
 restructuring charges..............................    $161,598    $ 10,000
Meridian merger-related implementation costs........      29,019           -
Process redesign restructuring charges..............           -     142,000
Gains on sales of branches..........................     (43,064)     (3,988)
Pension curtailment gains...........................      (7,851)     (9,412)
                                                        --------    --------
   Total............................................    $139,702    $138,600
                                                        ========    ========


In 1996, the Corporation recorded merger-related restructuring charges of $161,598, $120,150 after-tax or $0.55 per share, in connection with the acquisitions of Meridian and United Counties. The charges included direct and incremental costs associated with these acquisitions. The components of the merger-related restructuring charges were as follows:


                                                       Requiring     1996
                                                         Cash        Cash
                                            Provision   Outflow     Outflow
                                            ---------  ---------  ----------
Severance costs...........................   $ 70,469   $ 70,469     $33,939
Branch closing costs......................     33,469     15,102       3,815
Office reconfiguration costs..............     19,059      2,792          21
Merger transaction costs..................     14,624     14,624      13,328
System consolidation writedowns...........      6,391          -           -
Miscellaneous.............................     17,586     17,593       9,634
                                             --------   --------     -------
  Total...................................   $161,598   $120,580     $60,737
                                             ========   ========     =======

Restructuring and merger-related charges in 1996 also included $29,019, $18,263 after-tax or $0.07 per share, of implementation costs that were incurred in the process of consolidating Meridian and United Counties businesses and operations.

The Corporation recorded restructuring credits of $50,915, $33,096 after-tax or $0.14 per share and $13,400, $8,549 after-tax or $0.03 per share in 1996 and 1995, respectively, related to gains on the curtailment of pension benefits associated with employees displaced during 1996 and 1995 and gains on the sale of branches which were sold as a result of consolidating the Meridian and United Counties branches and the process redesigns.

Upon consummation of the merger, the Corporation recorded a $70 million provision for loan losses in connection with a change in strategic direction related to Meridian's problem assets and to conform its consumer lending charge-off policies to those of the Corporation.

In 1995, the Corporation recorded restructuring charges of $142,000, $90,800 after-tax or $0.40 per share, in connection with process redesigns commenced during that year. The objectives of the process redesigns were: (i) to enhance customer focus; (ii) to accelerate "cultural changes" which were already in progress; and (iii) to improve productivity. The charges included direct and incremental costs associated with the process redesigns. The components of the process redesign restructuring charges were as follows:


                                                          Requiring    Cash
                                                            Cash      Outflow
                                              Provision    Outflow    to Date
                                              ----------  ---------  ---------
Severance costs...............................  $ 87,900   $ 87,900    $74,944
Office reconfiguration and branch
   closing costs..............................    44,300     16,600      3,881
Outplacement costs............................     2,500      2,500      2,002
Miscellaneous.................................     7,300      5,300      4,464
                                                --------   --------    -------
   Total......................................  $142,000   $112,300    $85,291
                                                ========   ========    =======

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

19.  RESTRUCTURING AND MERGER-RELATED CHARGES - continued

The following table summarizes the activity in the restructuring and merger-related accrual for the year ended December 31, 1996:


                                                      1996
                                                   ----------
Balance at beginning of year.....................  $  82,772
Provision charged against income.................    161,598
Cash outflow.....................................   (100,258)
Writedowns of assets.............................    (35,907)
                                                   ---------
Balance at December 31,..........................  $ 108,205
                                                   =========

20.   FINANCIAL STATEMENTS OF THE PARENT COMPANY


STATEMENT OF INCOME                                                          Year Ended December 31,
                                                                  -------------------------------------------
                                                                      1996            1995           1994
                                                                  -------------  --------------  ------------
REVENUES
--------
Dividends from subsidiaries:
   Banks......................................................     $657,744        $373,023      $389,733
   Other subsidiaries.........................................       27,217          91,917        27,575
                                                                   --------        --------      --------
     Total dividends from subsidiaries........................      684,961         464,940       417,308
Management fees and other income from subsidiaries............      178,179         190,027       186,092
Securities gains (losses).....................................          (22)         16,343           259
Other income..................................................        3,054           3,241         1,483
                                                                   --------        --------      --------
     Total revenues...........................................      866,172         674,551       605,142
                                                                   --------        --------      --------

EXPENSES
--------
Interest on:
   Funds borrowed.............................................        5,606          19,685        11,613
   Long-term debt.............................................       22,843          21,578        13,137
                                                                   --------        --------      --------
       Total interest expense.................................       28,449          41,263        24,750
Other operating expenses......................................      245,836         219,463       210,629
                                                                   --------        --------      --------
     Total expenses...........................................      274,285         260,726       235,379
                                                                   --------        --------      --------
Income before income tax benefit and equity in
   undistributed income of subsidiaries.......................      591,887         413,825       369,763

Income tax benefit............................................      (14,911)        (11,977)      (15,357)
                                                                   --------        --------      --------
Income before equity in
 undistributed income of subsidiaries.........................      606,798         425,802       385,120
Equity in undistributed income (excess dividends)                  --------        --------      --------
 of subsidiaries:
     Banks....................................................      (52,497)        203,909        (9,827)
     Other subsidiaries.......................................       94,843          25,465        57,913
                                                                   --------        --------      --------
         Total equity in
          undistributed income of
          subsidiaries........................................       42,346         229,374        48,086
                                                                   --------        --------      --------
NET INCOME....................................................     $649,144        $655,176      $433,206
                                                                   ========        ========      ========

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

20.   FINANCIAL STATEMENTS OF THE PARENT COMPANY - continued


BALANCE SHEET                                           December 31,
                                                  -------------------------
                                                     1996           1995
                                                  ------------  -----------
ASSETS
------
Cash...........................................     $    1,374   $    1,340
Time deposits..................................            887            -
Investment-securities available-for-sale.......         97,786      148,009
Investments and receivables-subsidiaries:
  Investments in subsidiaries at equity
   in underlying net assets:
    Banks......................................      3,389,148    3,769,779
    Other subsidiaries.........................        558,062      427,451
                                                    ----------   ----------
     Total investments in subsidiaries.........      3,947,210    4,197,230
  Receivables - subsidiaries...................         40,814      108,827
                                                    ----------   ----------
     Total investments and
      receivables-subsidiaries.................      3,988,024    4,306,057
Other assets...................................         80,039       76,453
                                                    ----------   ----------
     Total assets..............................     $4,168,110   $4,531,859
                                                    ==========   ==========
LIABILITIES
-----------
Funds borrowed - subsidiaries..................   $          -   $  177,827
Dividends payable and other liabilities........        214,925      143,575
Long-term debt.................................        257,491      334,892
                                                    ----------   ----------
     Total liabilities.........................        472,416      656,294
                                                    ----------   ----------
SHAREHOLDERS' EQUITY
--------------------
     Total shareholders' equity................      3,695,694    3,875,565
                                                    ----------   ----------
     Total liabilities and
      shareholders' equity.....................     $4,168,110   $4,531,859
                                                    ==========   ==========

  The Corporation has guaranteed certain borrowings of its subsidiaries at December 31, 1996 in the amount of $3,259,181, which includes $675,181 for commercial paper.

  The maturities for parent company long-term debt for the years ending December 31, 1997 through 2001 are: $1,475; $1,607; $1,751; $1,908; and $697, respectively.

CoreStates Financial Corp and Subsidiaries
NOTES TO THE FINANCIAL STATEMENTS
(dollar amounts in thousands)

20.   FINANCIAL  STATEMENTS OF THE PARENT COMPANY - continued


Statement of Cash Flows
                                                                                 Year Ended December 31,
                                                                          --------------------------------------
                                                                             1996          1995          1994
                                                                          ----------    ----------    ----------
OPERATING ACTIVITIES
      Net income.......................................................   $  649,144    $  655,176    $  433,206
      Adjustments to reconcile net income to net cash
         provided by operating activities:
          Undistributed income of subsidiaries.........................      (42,346)     (229,374)      (48,086)
          Securities (gains) losses....................................           22       (16,343)         (259)
          Deferred income tax expense (benefit)........................          180          (785)       (3,895)
          Net (increase) decrease in other assets......................       (6,969)       24,265         6,360
          Net increase (decrease) in other liabilities.................        8,454       (22,761)       13,921
          Other, net...................................................        7,288         7,840        (8,865)
                                                                          ----------    ----------    ----------
         NET CASH PROVIDED BY OPERATING ACTIVITIES.....................      615,773       418,018       392,382
                                                                          ----------    ----------    ----------

INVESTING ACTIVITIES
      Net capital returned from (contributed to) subsidiaries..........      270,226       190,900       (99,903)
      (Increase) decrease in receivables from subsidiaries.............      107,069        (3,593)       53,862
      Purchases of investment securities...............................     (707,008)     (170,988)     (202,424)
      Proceeds from maturities and sales of investment
       securities......................................................      717,536       118,483       188,028
      Purchase of Germantown Savings Bank..............................            -             -      (108,061)
      Other, net.......................................................            -        (1,380)       (1,428)
                                                                          ----------    ----------    ----------
        NET CASH PROVIDED BY (USED IN) INVESTING
         ACTIVITIES....................................................      387,823       133,422      (169,926)
                                                                          ----------    ----------    ----------
FINANCING ACTIVITIES
      Issuance (repayment) of funds borrowed...........................            -       (75,000)       75,000
      Retirement of long-term debt.....................................      (77,401)       (1,471)      (45,568)
      Proceeds from issuance of long-term debt.........................            -       149,877             -
      Net increase (decrease) in financing from and due to
       subsidiaries....................................................     (115,498)      (94,054)      270,587
      Cash dividends paid..............................................     (328,114)     (286,565)     (245,962)
      Purchases of treasury stock......................................     (533,932)     (335,528)     (228,963)
      Purchases of ESOP shares.........................................            -             -       (35,568)
      Repurchase and retirement of common stock........................      (57,703)      (17,134)      (24,888)
      Common stock issued under employee benefit plans.................       87,726        99,011        18,710
      Funds transferred to Trust for future ESOP purchases.............            -             -       (24,432)
      Other, net.......................................................       21,360         6,777        11,294
                                                                          ----------    ----------    ----------
    NET CASH USED IN FINANCING ACTIVITIES..............................   (1,003,562)     (554,087)     (229,790)
                                                                          ----------    ----------    ----------
     INCREASE (DECREASE) IN CASH AND DUE FROM BANKS....................           34        (2,647)       (7,334)
     Cash and due from banks at January 1,.............................        1,340         3,987        11,321
                                                                          ----------    ----------    ----------
     CASH AND DUE FROM BANKS AT DECEMBER 31,...........................   $    1,374    $    1,340     $   3,987
                                                                          ==========    ==========    ==========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
      Cash paid during the year for:
        Interest.......................................................   $   25,267    $   40,745     $  24,500
                                                                          ==========    ==========    ==========
        Income taxes...................................................   $        -    $       43     $    (626)
                                                                          ==========    ==========    ==========

CORESTATES FINANCIAL CORP AND SUBSIDIARIES                          Page 1 of 2
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES

                                                                                  1996
                                                                    --------------------------------
                                                                     Average                Income/
                                                                     balance      Rate      expense
                                                                    ---------    ------    ---------
INTEREST EARNING ASSETS                                             (000,000)                (000)
Time deposits, principally Eurodollars (a).......................   $   2,163    5.68%     $  122,752
Investment securities (b):
 U.S. Government.................................................       3,262    6.02         196,511
 State and municipal.............................................         497    8.05          40,008
 Other...........................................................         903    5.95          53,723
                                                                    ---------              ----------
      Total investment securities................................       4,662    6.23         290,242
                                                                    ---------              ----------
Federal funds sold and securities purchased
    under agreements to resell...................................         332    5.71          18,966
Trading account securities.......................................         112    6.77           7,581
Loans (b)(c)(d):
 Domestic:
   Commercial, industrial and other..............................      13,398    9.03       1,209,870
   Real estate...................................................      10,094    8.49         857,105
   Consumer......................................................       4,536   11.67         529,503
   Financial institutions........................................         847    6.45          54,648
   Factoring receivables.........................................         497   10.09          50,156
   Lease financing...............................................       1,180    8.05          95,018
 Foreign.........................................................       1,387    6.39          88,563
                                                                    ---------              ----------
       Total loans, net of discounts.............................      31,939    9.03       2,884,863
                                                                    ---------              ----------
       Total interest earning assets (d).........................   $  39,208    8.48       3,324,404
                                                                    =========   -----      ----------
FUNDING SOURCES
Interest bearing liabilities (b):
 Deposits in domestic offices (e):
   Commercial....................................................   $     601    5.13          30,857
   NOW accounts..................................................       1,439    1.14          15,112
   Money Market Accounts.........................................       7,585    2.64         199,566
   Consumer savings..............................................       4,563    1.77          80,972
   Consumer certificates.........................................       9,067    5.15         467,099
 Time deposits of overseas branches
   and subsidiaries..............................................       1,034    4.66          48,174
                                                                    ---------              ----------
       Total interest bearing deposits...........................      24,289    3.49         841,780
                                                                    ---------              ----------
 Short-term funds borrowed:
   Federal funds purchased and securities sold
     under agreements to repurchase..............................       1,622    5.07          82,214
   Commercial paper..............................................         962    5.44          52,353
   Other.........................................................         374    4.96          18,562
                                                                    ---------              ----------
       Total short-term funds borrowed...........................       2,958    5.18         153,129
                                                                    ---------              ----------
Long-term debt (b)...............................................       2,536    6.38         161,811
                                                                    ---------              ----------
       Total interest bearing liabilities........................      29,783    3.88       1,156,720
Portion of non-interest bearing funding sources..................       9,425
                                                                    ---------              ----------
       Total funding sources.....................................   $  39,208    2.95       1,156,720
                                                                    =========   -----      ----------
Net interest income and net interest margin......................                5.53%     $2,167,684
                                                                                =====      ==========

                                                                                  1995
                                                                    --------------------------------
                                                                     Average                Income/
                                                                     balance      Rate      expense
                                                                    ---------    ------    ---------
INTEREST EARNING ASSETS                                             (000,000)                (000)
Time deposits, principally Eurodollars (a).......................   $   1,929    6.32%   $  121,993
Investment securities (b):
 U.S. Government.................................................       4,946    5.87       290,474
 State and municipal.............................................         665    8.42        56,018
 Other...........................................................         819    6.15        50,366
                                                                    ---------            ----------
      Total investment securities................................       6,430    6.17       396,858
                                                                    ---------            ----------
Federal funds sold and securities purchased
    under agreements to resell...................................         322    6.12        19,695
Trading account securities.......................................         280    7.42        20,785
Loans (b)(c)(d):
 Domestic:
   Commercial, industrial and other..............................      12,526    9.52     1,192,478
   Real estate...................................................      11,283    9.09     1,025,924
   Consumer......................................................       4,238   11.11       470,771
   Financial institutions........................................         715    7.04        50,307
   Factoring receivables.........................................         577   10.65        61,442
   Lease financing...............................................       1,094    8.16        89,290
 Foreign.........................................................         834    7.05        58,807
                                                                    ---------            ----------
       Total loans, net of discounts.............................      31,267    9.43     2,949,019
                                                                    ---------            ----------
       Total interest earning assets (d).........................   $  40,228    8.72     3,508,350
                                                                    =========   -----    ----------
FUNDING SOURCES
Interest bearing liabilities (b):
 Deposits in domestic offices (e):
   Commercial....................................................   $     669    5.58        37,321
   NOW accounts..................................................       3,377    1.51        46,724
   Money Market Accounts.........................................       6,023    3.29       197,431
   Consumer savings..............................................       5,040    2.28       114,700
   Consumer certificates.........................................       9,132    5.39       492,610
 Time deposits of overseas branches
   and subsidiaries..............................................       1,089    4.80        52,261
                                                                    ---------            ----------
       Total interest bearing deposits...........................      25,330    3.76       941,047
                                                                    ---------            ----------
 Short-term funds borrowed:
   Federal funds purchased and securities sold
     under agreements to repurchase..............................       2,203    5.68       125,117
   Commercial paper..............................................       1,051    5.94        62,459
   Other.........................................................         498    5.33        26,543
                                                                    ---------            ----------
       Total short-term funds borrowed...........................       3,752    5.71       214,119
                                                                    ---------            ----------
 Long-term debt (b)..............................................       2,262    6.76       152,989
                                                                    ---------            ----------
       Total interest bearing liabilities........................      31,344    4.17     1,308,155

Portion of non-interest bearing funding sources..................       8,884
                                                                    ---------            ----------
       Total funding sources.....................................   $  40,228    3.25     1,308,155
                                                                    =========   -----    ----------
Net interest income and net interest margin......................                5.47%   $2,200,195
                                                                                =====    ==========

                                                                                  1994
                                                                    --------------------------------
                                                                     Average                Income/
                                                                     balance      Rate      expense
                                                                    ---------    ------    ---------
INTEREST EARNING ASSETS                                             (000,000)                (000)
Time deposits, principally Eurodollars (a).......................   $   1,623    4.37%   $   70,996
Investment securities (b):
 U.S. Government.................................................       5,498    5.48       301,515
 State and municipal.............................................         778    7.97        62,027
 Other...........................................................       1,087    5.54        60,252
                                                                    ---------            ----------
      Total investment securities................................       7,363    5.76       423,794
                                                                    ---------            ----------
Federal funds sold and securities purchased
    under agreements to resell...................................         289    4.38        12,652
Trading account securities.......................................         139    6.78         9,419
Loans (b)(c)(d):
 Domestic:
   Commercial, industrial and other..............................      11,164    8.30       927,082
   Real estate...................................................      11,978    7.95       951,681
   Consumer......................................................       4,117   10.44       429,832
   Financial institutions........................................         626    8.00        50,106
   Factoring receivables.........................................         587    9.95        58,389
   Lease financing...............................................       1,041    8.45        87,982
 Foreign.........................................................         597    5.39        32,155
                                                                    ---------            ----------
       Total loans, net of discounts.............................      30,110    8.43     2,537,227
                                                                    ---------            ----------
       Total interest earning assets (d).........................   $  39,524    7.73     3,054,088
                                                                    =========   -----    ----------
FUNDING SOURCES
Interest bearing liabilities (b):
 Deposits in domestic offices (e):
   Commercial....................................................   $     580    4.15        24,061
   NOW accounts..................................................       3,540    1.15        37,384
   Money Market Accounts.........................................       6,386    2.27       144,475
   Consumer savings..............................................       5,509    1.87       103,142
   Consumer certificates.........................................       7,993    4.28       341,843
 Time deposits of overseas branches
   and subsidiaries..............................................         831    3.56        29,602
                                                                    ---------            ----------
       Total interest bearing deposits...........................      24,839    2.77       680,507
                                                                    ---------            ----------
 Short-term funds borrowed:
   Federal funds purchased and securities sold
     under agreements to repurchase..............................       2,092    4.17        87,276
   Commercial paper..............................................         757    4.24        32,089
   Other.........................................................         587    5.15        30,253
                                                                    ---------            ----------
       Total short-term funds borrowed...........................       3,436    4.35       149,618
                                                                    ---------            ----------
 Long-term debt (b)..............................................       2,040    5.71       116,419
                                                                    ---------            ----------
       Total interest bearing liabilities........................      30,315    3.12       946,544
Portion of non-interest bearing funding sources..................       9,209
                                                                    ---------            ----------
       Total funding sources.....................................   $  39,524    2.40       946,544
                                                                    =========   -----    ----------
Net interest income and net interest margin......................                5.33%   $2,107,544
                                                                                =====    ==========

-------------
(a) Yields and income on time deposits include net Eurodollar trading profits.
(b) The net impact of off-balance sheet derivatives used for managing interest rate risk is recognized as an adjustment to interest income or expense of the related hedged asset or liability.
(c) Yields and income on loans include fees on loans.
(d) Non-performing loans are included in interest earning assets.
(e) Average interest bearing demand deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES                           Page 2 of 2
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES



                                             1996                                1995                               1994
                              -----------------------------------  ---------------------------------  ------------------------------
                                  Average               Income/        Average              Income/      Average           Income/
                                  balance     Rate      expense        balance    Rate      expense      balance    Rate   expense
                                 ---------    ----      -------       ---------   ----      -------     ---------   ----   -------
                                 (000,000)                 (000)      (000,000)                (000)    (000,000)             (000)
NON-INTEREST EARNING ASSETS
Cash.........................   $   2,845                            $   2,779                         $   2,982
Allowance for loan losses....        (701)                                (685)                             (692)
Other assets.................       2,442                                2,383                             2,017
                                ---------                            ---------                         ---------
     Total non-interest
      earning assets.........   $   4,586                            $   4,477                         $   4,307
                                =========                            =========                         =========

Total average assets.........   $  43,794                            $  44,705                         $  43,831
                                =========                            =========                         =========

NON-INTEREST BEARING
 FUNDING SOURCES
Demand deposits:
  Domestic...................   $   7,699                            $   7,352                         $   7,698
  Foreign....................         379                                  420                               417
Other liabilities............       2,043                                1,847                             1,775
Shareholders' equity.........       3,890                                3,742                             3,626
Non-interest bearing
 funding sources used
 to fund earning assets......      (9,425)                              (8,884)                           (9,209)
                                ---------                            ---------                         ---------
     Total net non-interest
         bearing funding
         sources.............   $   4,586                            $   4,477                         $   4,307
                                =========                            =========                         =========

SUPPLEMENTARY AVERAGES
Net demand deposits..........   $   6,241                            $   6,190                         $   6,189
Net Federal funds
 purchased and securities
 sold under agreements to
 repurchase..................       1,290     4.90%      $63,248         1,881     5.60%   $105,422        1,803   4.14%   $74,624
Certificates of deposit in
 domestic offices over
 $100,000....................       1,090     5.17        56,308         1,170     5.69      66,577        1,157   4.03     46,637
Average prime rate...........                 8.27                                 8.84                            6.60

CORESTATES FINANCIAL CORP AND SUBSIDIARIES                           Page 1 of 2
SUPPLEMENTAL FINANCIAL DATA CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND RATES

                                                          1993                                           1992
                                           ------------------------------------         ----------------------------------------
                                            Average                    Income/           Average                        Income/
                                            balance       Rate         expense           balance         Rate           expense
                                           ---------     ------       ---------         ---------       ------         ---------
INTEREST EARNING ASSETS                    (000,000)                  (000)             (000,000)                         (000)
Time deposits, principally
Eurodollars (a).......................    $   1,423       3.39%    $   48,214          $   1,624         4.12%         $   66,939
Investment securities (b):
  U.S. Government.....................        6,120       6.09        372,738              5,638         7.13             401,740
  State and municipal.................          890       8.26         73,500                856         9.25              79,163
  Other...............................        1,023       5.34         54,649                985         7.20              70,874
                                          ---------                ----------          ---------                       ----------
    Total investment securities.......        8,033       6.24        500,887              7,479         7.38             551,777
                                          ---------                ----------          ---------                       ----------
Federal funds sold and
 securities purchased under
 agreements to resell.................          336       3.26         10,959                589         4.32              25,462
Trading account securities............          150       7.38         11,072                 85         5.54               4,706
Loans (b)(c)(d):
  Domestic:
    Commercial, industrial and other..       10,135       7.80        790,553             10,032         8.07             810,048
    Real estate.......................       12,459       7.78        968,967             12,458         8.37           1,042,828
    Consumer..........................        3,851      10.79        415,390              3,806        11.49             437,279
    Financial institutions............          716       6.15         44,058                847         6.33              53,576
    Factoring receivables.............          554       9.62         53,312                486         9.70              47,154
    Lease financing...................          897       9.31         83,466                755         9.42              71,090
  Foreign.............................          551       5.00         27,565                432         6.51              28,124
                                          ---------                ----------          ---------                       ----------
    Total loans, net of discounts.....       29,163       8.17      2,383,311             28,816         8.64           2,490,099
                                          ---------                ----------          ---------                       ----------
    Total interest earning assets (d).    $  39,105       7.56      2,954,443          $  38,593         8.13           3,138,983
                                          =========      -----     ----------          =========        -----          ----------
FUNDING SOURCES
Interest bearing liabilities (b):
  Deposits in domestic offices (e):
    Commercial........................    $     752       3.97         29,842          $   1,393         4.85              67,502
    NOW accounts......................        3,343       1.43         43,308              3,020         2.76              75,833
    Money Market Accounts.............        6,672       2.01        134,091              6,701         2.74             183,472
    Consumer savings..................        5,269       1.93        101,471              4,594         3.09             141,915
    Consumer certificates.............        8,519       4.32        368,122              9,921         5.17             512,792
  Time deposits of overseas branches
    and subsidiaries..................          718       2.57         18,453                767         3.74              28,688
                                          ---------                ----------          ---------                       ----------
    Total interest bearing deposits...       25,273       2.79        695,287             26,396         3.87           1,010,202
                                          ---------                ----------          ---------                       ----------
  Short-term funds borrowed:
    Federal funds purchased and
    securities sold under agreements to
    repurchase.........................       1,951       2.99         58,291              1,712         3.42              58,500
    Commercial paper...................         606       3.14         19,051                549         3.72              20,404
    Other..............................         480       4.45         21,347                305         4.22              12,861
                                          ---------                ----------          ---------                       ----------
          Total short-term funds
           borrowed....................       3,037       3.25         98,689              2,566         3.58              91,765
                                          ---------                ----------          ---------                       ----------
  Long-term debt (b)...................       1,894       5.27         99,837              1,553         6.24              95,889
                                          ---------                ----------          ---------                       ----------
          Total interest bearing
           liabilities.................      30,204       2.96        893,813             30,515         3.93           1,197,856
Portion of non-interest bearing
 funding sources.......................       8,901                                        8,078
                                          ---------                                    ---------                       ----------
          Total funding sources........   $  39,105       2.29        893,813          $  38,593         3.10           1,197,856
                                          =========      -----     ----------          =========        -----          ----------
Net interest income and
 net interest margin...................                   5.27%    $2,060,630                            5.03%         $1,941,127
                                                         =====     ==========                           =====          ==========

(a) Yields and income on time deposits include net Eurodollar trading profits.

(b) The net impact of off-balance sheet derivatives used for managing interest rate risk is recognized as an adjustment to interest income or expense of the related hedged asset or liability.

(c)     Yields and income on loans include fees on loans.

(d)     Non-performing loans are included in interest earning assets.

(e) Average interest bearing demand deposits in domestic offices are reduced by specified reserve amounts for purposes of rate calculations.

CORESTATES FINANCIAL CORP AND SUBSIDIARIES                           Page 2 of 2
SUPPLEMENTAL FINANCIAL DATA
CONSOLIDATED AVERAGE BALANCE SHEET AND TAXABLE EQUIVALENT INCOME/EXPENSE AND
RATES



                                                                     1993                                  1992
                                                       -----------------------------------  ------------------------------------
                                                          Average                   Income/     Average                 Income/
                                                          balance       Rate        expense     balance       Rate      expense
                                                          -------       ----        -------     --------     -----      --------
                                                         (000,000)                   (000)     (000,000)                   (000)
NON-INTEREST EARNING ASSETS
  Cash..............................................    $   2,956                             $   2,784
  Allowance for loan losses.........................         (641)                                 (659)
  Other assets......................................        2,016                                 1,994
                                                        ---------                             ---------
       Total non-interest earning assets............    $   4,331                             $   4,119
                                                        =========                             =========

  TOTAL AVERAGE ASSETS..............................    $  43,436                             $  42,712
                                                        =========                             =========

  NON-INTEREST BEARING FUNDING SOURCES
  Demand deposits:
    Domestic........................................    $   7,646                             $   7,189
    Foreign.........................................          369                                   324
  Other liabilities.................................        1,771                                 1,596
  Shareholders' equity..............................        3,446                                 3,088
  Non-interest bearing funding sources
    used to fund earning assets.....................       (8,901)                               (8,078)
                                                        ---------                             ---------
       Total net non-interest bearing
           funding sources..........................    $   4,331                             $   4,119
                                                        =========                             =========

  Supplementary Averages
  Net demand deposits...............................    $   6,194                             $   5,463
  Net Federal funds purchased and
    securities sold under
    agreements to repurchase........................        1,615      2.93%      $47,332         1,123      2.94%     $ 33,028
  Certificates of deposit in domestic
    offices over $100,000...........................        1,346      3.84        51,715         2,189      4.72       103,333
  Average prime rate................................                   6.00                                  6.25


CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data: Continued
CONDENSED CONSOLIDATED STATEMENT OF INCOME
   AND SELECTED FINANCIAL DATA


(In thousands, except per share amounts)
Condensed Consolidated Statement of Income                               Year Ended December 31,
                                           ------------------------------------------------------------------------------------
                                              1996               1995              1994                 1993            1992
                                           ----------         ----------         ----------          ----------      ----------
                                                                                                                    C>
Interest income and fees................   $3,298,204         $3,475,080         $3,014,559          $2,904,949      $3,086,072
Interest expense........................    1,156,720          1,308,155            946,544             893,813       1,197,856
                                           ----------         ----------         ----------          ----------      ----------
  Net interest income...................    2,141,484          2,166,925          2,068,015           2,011,136       1,888,216
Provision for losses on loans...........      228,767            144,002            279,195             189,372         260,809
                                           ----------         ----------         ----------          ----------      ----------
   Net interest income
    after provision for losses
    on loans............................    1,912,717          2,022,923          1,788,820           1,821,764       1,627,407
Non-interest income.....................      899,075            882,222            788,487             832,720         854,051
Non-financial expenses..................    1,776,828          1,885,528          1,918,242           1,869,544       1,867,602
                                           ----------         ----------         ----------          ----------      ----------
Income before income taxes..............    1,034,964          1,019,617            659,065             784,940         613,856
Provision for income taxes..............      385,820            364,441            225,859             246,854         187,424
                                           ----------         ----------         ----------          ----------      ----------
Income before cumulative
 effect of a change in accounting
 principle..............................      649,144            655,176            433,206             538,086         426,432
Cumulative effect of a
 change in accounting principle,
 net of tax.............................            -                  -                  -            (15,740)(e)     (107,715)(e)
                                           ----------         ----------         ----------          ----------      ----------
Net income..............................   $  649,144         $  655,176         $  433,206          $  522,346      $  318,717
                                           ==========         ==========         ==========          ==========      ==========
Per common share data:
  Income before cumulative
   effect of a change in accounting
   principle............................        $2.97 (a)          $2.95(b)           $1.91(c)            $2.35 (e)       $1.97 (e)
  Net income............................         2.97 (a)           2.95(b)            1.91(c)             2.29            1.47
  Dividends paid........................         1.68               1.36               1.20                1.11            1.00
  Dividends declared (d)................         1.73               1.44               1.24                1.14            1.02
  Average common shares outstanding.....      218,812            222,268            226,234             228,580         216,707
Operating Ratios:
 Income before cumulative effect of a
   change in accounting principle as
   a percent of:
     Average common shareholders' equity        16.69% (a)         17.51%(b)          11.95% (c)          15.61%          13.81%
     Average total assets...............         1.48 (a)           1.47(b)            0.99 (c)            1.24            1.00
Average total shareholders' equity as a
  percent of average total assets.......         8.88               8.37               8.27                7.93            7.23
Dividends declared as a percent of
  income before cumulative effect of a
  change in accounting principle........        58.25              48.81              64.92               48.51           51.78
Full Time Equivalent Staff..............       19,114             19,957             22,621              23,569          23,652

(a) Includes the impact of after-tax net restructuring and merger-related charges of $0.68 per share, after-tax gains of $0.12 per share on certain net investment gains, and an after-tax charge of $0.04 per share resulting from a special assessment on deposits insured under the SAIF. Excluding the impact of these items, net income per common share was $3.57, return on average common shareholders' equity was 20.07%, and return on average total assets was 1.78%.
(b) Includes the impact of after-tax net restructuring charges of $0.37 per share, merger-related charges of $0.05 per share, after-tax gains of $0.04 per share on the exchange of equity securities, and an after-tax gain of $0.05 per share related to a change in ownership interests in a joint venture. Excluding the impact of these items, net income per common share was $3.28, return on average common shareholders' equity was 19.43%, and return on average total assets was 1.63%.
(c) Includes the impact of after-tax merger-related charges of $0.74 per share recorded for the acquisitions of Constellation and Independence. Excluding the impact of these merger-related charges, per share income before the cumulative effect of a change in accounting principle was $2.65, return on average common shareholders' equity was 16.54%, and return on average total assets was 1.37%.
(d) Cash dividends declared per share for the periods prior to the acquisitions of Meridian on April 9, 1996, Independence on June 27, 1994 and Constellation on March 16, 1994 assume that the Corporation would have declared cash dividends equal to the cash dividends per share actually declared by the Corporation.
(e) In 1993, the Corporation changed its method of accounting for post-employment benefits; and in 1992 the Corporation changed its method of accounting for post-retirement benefits.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data: Continued
CONDENSED CONSOLIDATED BALANCE SHEET



(in thousands, except per share amounts)
                                                                           December 31,
                                          ----------------------------------------------------------------------------
                                                1996           1995           1994            1993           1992
                                          --------------  --------------  -------------  --------------  -------------
ASSETS
Cash and due from banks..................   $ 3,462,287     $ 3,662,143    $ 3,024,589     $ 3,187,390    $ 3,282,948
Time deposits, principally Eurodollars...     2,443,154       1,909,260      1,874,066       1,421,317      1,981,443
Federal funds sold.......................       509,694         719,937        923,630         256,221        407,150
Trading account securities...............       122,317         147,218        347,376          43,009         68,053
Investment securities....................     4,083,224       5,632,232      7,261,905       7,768,755      8,036,613
Loans....................................    32,777,032      31,714,152     30,755,394      29,838,397     28,524,547
Allowance for loan losses................      (710,327)       (670,265)      (681,124)       (636,915)      (620,039)
Due from customers on acceptances........       738,077         560,707        352,347         342,065        666,351
Premises, equipment and other assets.....     2,068,736       2,321,858      2,189,890       1,988,353      2,344,210
                                            -----------     -----------    -----------     -----------    -----------
        Total assets.....................   $45,494,194     $45,997,242    $46,048,073     $44,208,592    $44,691,276
                                            ===========     ===========    ===========     ===========    ===========

LIABILITIES
Deposits:
  Domestic:
    Non-interest bearing.................   $ 9,330,445     $ 8,937,147    $ 8,625,125     $ 8,767,602    $ 8,531,732
    Interest bearing.....................    22,986,955      23,883,726     25,023,283      24,298,434     25,506,339
  Overseas branches and subsidiaries.....     1,409,756       1,142,947      1,125,997         797,987        781,622
                                            -----------     -----------    -----------     -----------    -----------
        Total deposits...................    33,727,156      33,963,820     34,774,405      33,864,023     34,819,693
                                            -----------     -----------    -----------     -----------    -----------
Short-term funds borrowed................     2,633,157       3,677,013      3,461,249       2,766,750      2,876,506
Bank acceptances outstanding.............       727,728         549,048        346,239         347,011        668,919
Other liabilities........................     1,661,162       1,719,697      1,571,985       1,515,718      1,370,861
Long-term debt...........................     3,049,297       2,212,099      2,163,263       2,010,581      1,671,376
                                            -----------     -----------    -----------     -----------    -----------
        Total liabilities................    41,798,500      42,121,677     42,317,141      40,504,083     41,407,355
                                            -----------     -----------    -----------     -----------    -----------

SHAREHOLDERS' EQUITY
Common...................................     3,695,694       3,875,565      3,730,932       3,704,509      3,283,921
                                            -----------     -----------    -----------     -----------    -----------
        Total shareholders' equity.......     3,695,694       3,875,565      3,730,932       3,704,509      3,283,921
                                            -----------     -----------    -----------     -----------    -----------
        Total liabilities and
         shareholders' equity............   $45,494,194     $45,997,242    $46,048,073     $44,208,592    $44,691,276
                                            ===========     ===========    ===========     ===========    ===========

Book value per common share..............        $17.40          $17.61         $16.23          $16.13         $14.46
                                                 ======          ======         ======          ======         ======

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data: continued


Rate/Volume Analysis Taxable Equivalent Basis
(in thousands)
                                               1996 vs. 1995                              1995 vs. 1994
                                   -----------------------------------------   -----------------------------------------
                                       Increase (decrease) in interest             Increase (decrease) in interest
                                   -----------------------------------------   -----------------------------------------
                                       Income/       Change attributable to      Income/        Change attributable to
                                                     -----------------------                    ------------------------
                                       expense         Volume        Rate         expense       Volume         Rate
                                   ---------------   ----------   ----------   ------------   -----------   ------------
Interest earning assets
-----------------------
Time deposits, principally
      Eurodollars..................      $     759    $  14,789    $ (14,030)      $ 50,997      $ 13,372       $ 37,625
Investment securities..............       (106,616)    (107,831)       1,215        (26,936)      (54,103)        27,167
Federal funds sold.................           (729)         612       (1,341)         7,043         1,445          5,598
Trading account securities.........        (13,204)     (12,466)        (738)        11,366         9,560          1,806
Loans:
  Domestic.........................        (96,416)      35,955     (132,371)       387,644        70,798        316,846
  Foreign..........................         32,260       38,953       (6,693)        24,148        12,020         12,128
                                         ---------    ---------    ---------       --------      --------       --------
      Total interest income........       (183,946)     (29,988)    (153,958)       454,262        53,092        401,170
                                         ---------    ---------    ---------       --------      --------       --------

Interest bearing funds
----------------------
Deposits:
  Domestic.........................        (95,180)     (21,301)     (73,879)       237,881        33,558        204,323
  Overseas.........................         (4,087)      (2,640)      (1,447)        22,659         9,185         13,474
Short-term funds borrowed:
  Federal funds purchased..........        (42,903)     (33,001)      (9,902)        37,841         4,629         33,212
  Other............................        (18,087)     (11,896)      (6,191)        26,660         7,882         18,778
Long-term debt.....................          8,822       18,522       (9,700)        36,570        12,676         23,894
                                         ---------    ---------    ---------       --------      --------       --------
      Total interest expense.......       (151,435)     (50,316)    (101,119)       361,611        67,930        293,681
                                         ---------    ---------    ---------       --------      --------       --------

Net interest income................      $ (32,511)   $  20,328    $ (52,839)      $ 92,651      $(14,838)      $107,489
-------------------                      =========    =========    =========       ========      ========       ========

Notes to Rate/Volume Analysis

Changes in interest income or expense not arising solely as a result of volume or rate variances are allocated to rate variances due to the interest sensitivity of consolidated assets and liabilities.

Included in interest income is $70.7 million, $69.8 million and $80.6 million of loan fees for the years ended 1996, 1995 and 1994, respectively.

Non-performing loans are included in interest earning assets.

The changes in interest expense on domestic deposits attributable to volume and rate are adjusted by specific reserves as average balances are reduced by such reserve amounts for purposes of rate calculations.

The income effects of off-balance sheet derivatives used for managing interest rate risk are associated with the interest income or expense of the related hedged asset or liability.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued


LOAN PORTFOLIO

The following are summaries of certain loan categories, net of unearned discounts, for the five years ended December 31, 1996 (in thousands):


                                               1996         1995         1994        1993         1992
                                          ------------  -----------  -----------  -----------  -----------
Domestic loans:
 Commercial, industrial and other.......   $13,906,646  $12,597,470  $11,834,603  $10,707,727  $10,141,267
 Real estate loans:
  Construction and development..........       554,924      607,845      599,331      652,940      832,014
  Residential...........................     4,676,016    5,648,661    6,148,469    6,329,149    6,404,682
  Other, primarily commercial mortgages
   and commercial loans secured by
   owner-occupied real estate...........     4,541,697    4,712,473    5,059,676    5,165,790    5,056,874
                                           -----------  -----------  -----------  -----------  -----------
    Total real estate loans.............     9,772,637   10,968,979   11,807,476   12,147,879   12,293,570
                                           -----------  -----------  -----------  -----------  -----------
 Consumer loans:
  Installment...........................     2,870,934    2,912,670    2,686,024    2,727,286    2,578,420
  Credit card...........................     1,674,921    1,527,447    1,492,004    1,269,980    1,056,153
                                           -----------  -----------  -----------  -----------  -----------
    Total consumer loans................     4,545,855    4,440,117    4,178,028    3,997,266    3,634,573
                                           -----------  -----------  -----------  -----------  -----------
 Financial institutions.................     1,153,715      961,289      675,047      879,700      795,033
 Factoring receivables..................       411,280      557,272      622,380      555,211      454,244
 Lease financing........................     1,232,213    1,167,356    1,043,932      999,311      800,603
                                           -----------  -----------  -----------  -----------  -----------
     Total domestic loans...............    31,022,346   30,692,483   30,161,466   29,287,094   28,119,290
                                           ===========  ===========  ===========  ===========  ===========
Foreign loans:
 Loans to or guaranteed by foreign
  banks:
   Government owned and central
    banks...............................             -            -            -            -          257
   Other foreign banks..................     1,369,015      615,166      301,080      332,288      203,572
 Commercial and industrial..............       385,426      406,503      283,535      218,655      201,428
 Loans to other financial institutions..           245            -        9,313          360            -
                                           -----------  -----------  -----------  -----------  -----------
    Total foreign loans.................     1,754,686    1,021,669      593,928      551,303      405,257
                                           -----------  -----------  -----------  -----------  -----------
      Total loans.......................   $32,777,032  $31,714,152  $30,755,394  $29,838,397  $28,524,547
                                           ===========  ===========  ===========  ===========  ===========


CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued

Risk Elements

NON-PERFORMING ASSETS

The following represents the Corporation's non-accrual loans, renegotiated loans and other real estate owned for the five years ended December 31, 1996 (in thousands):

                                               1996        1995         1994        1993          1992
                                            ----------  -----------  ----------  ------------  -----------
Non-accrual loans
Domestic...............................      $220,770     $223,602    $348,885      $449,340     $713,559
Foreign................................             -            -         158           171        3,047
                                             --------     --------    --------      --------     --------
     Total non-accrual loans...........       220,770      223,602     349,043       449,511      716,606
                                             --------     --------    --------      --------     --------
Renegotiated loans (a).................            18        7,202       8,067        66,399       73,041
                                             --------     --------    --------      --------     --------
     Total non-performing loans........       220,788      230,804     357,110       515,910      789,647
                                             --------     --------    --------      --------     --------
Other real estate owned (OREO).........        24,175       37,502      83,546       109,871      107,494
                                             --------     --------    --------      --------     --------
Total non-performing assets............      $244,963     $268,306    $440,656      $625,781     $897,141
                                             ========     ========    ========      ========     ========
Non-performing assets as a
  percentage of loans plus OREO........          0.75%        0.85%       1.43%         2.09%        3.13%
                                             ========     ========    ========      ========     ========
Non-performing assets as a
  percentage of total assets...........          0.54%        0.58%       0.96%         1.42%        2.01%
                                             ========     ========    ========      ========     ========
-------------------

(a)  There were no foreign renegotiated loans in any periods presented.


The following reflects the effect of non-accrual and renegotiated loans on both interest income and net interest income for the three years ended December 31, 1996 (in thousands):

                                             1996      1995      1994
                                            --------  --------  -------
Interest income which would have been
 recorded in accordance with
 original terms:
     Domestic..........................     $20,244   $27,452  $35,554
     Foreign...........................           -         8        9
                                            -------   -------  -------
         Total.........................      20,244    27,460   35,563
                                            -------   -------  -------
Interest income reflected in total
 operating income:
     Domestic..........................       8,977    14,354   12,599
                                            -------   -------  -------
         Total.........................       8,977    14,354   12,599
                                            -------   -------  -------

Net reduction in interest income and
 net interest income...................     $11,267   $13,106  $22,964
                                            =======   =======  =======

ACCRUING LOANS PAST DUE 90 DAYS OR MORE

Accruing loans 90 days or more past due as to payment of interest or principal for the five years ended December 31, 1996 were as follows (in thousands):

                                               1996        1995         1994        1993          1992
                                            ----------  -----------  ----------  ------------  -----------
 Total (a).............................       $113,268     $88,671     $77,860      $80,718      $138,615
                                            ==========  ===========  ==========  ============  ===========
-------------------

(a) There were no foreign loans past due 90 days or more in any periods presented.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued

CONSOLIDATED ALLOWANCE FOR LOAN LOSSES

The following table summarizes the distribution of loan charge-offs and recoveries by type of loan for the five years ended December 31, 1996 (in thousands):

                                               1996        1995         1994        1993          1992
                                            ----------  -----------  ----------  ------------  -----------
Balance at beginning of year:
  Domestic..................................  $645,265    $661,124      $626,915    $610,039     $652,770
  Foreign...................................    25,000      20,000        10,000      10,000       10,000
                                              --------    --------      --------    --------     --------
                                               670,265     681,124       636,915     620,039      662,770
                                              --------    --------      --------    --------     --------
Allowance for loans purchased  at date
 of purchase:
    Domestic................................       -           -          24,931       5,797        3,182
                                              --------    --------      --------    --------     --------
Allowance for loans sold at date of
 sale:
    Domestic................................       -           -          (2,377)         -       (14,700)
    Foreign.................................       -           -             -          (353)          -
                                              --------    --------      --------    --------     --------
                                                   -           -          (2,377)       (353)     (14,700)
                                              --------    --------      --------    --------     --------
Recoveries, by type of loan:
  Domestic:
     Commercial, industrial and other.......    39,726      35,535        29,845      48,659       30,296
     Real estate............................    27,870      26,477        24,058      12,438        9,485
     Consumer...............................    16,140      15,599        18,613      17,157       21,355
     Financial institutions.................       837         231           654       2,246        2,776
     Lease financing........................     6,283       7,091         8,128       5,417        5,353
  Foreign...................................     2,129         293         2,616      12,645       13,138
                                              --------    --------      --------    --------     --------
         Total recoveries...................    92,985      85,226        83,914      98,562       82,403
                                              --------    --------      --------    --------     --------

Charge-offs, by type of loan:
  Domestic:
     Commercial, industrial and other.......    67,181      71,199       124,610     123,661      155,742
     Real estate............................    64,459      67,184       149,738      91,103      129,123
     Consumer...............................   132,798      89,472        57,208      53,222       77,854
     Financial institutions.................     5,776       2,052            41         816        3,195
     Lease financing........................    11,476      10,180         9,857       7,700        8,506
  Foreign...................................         -           -             -           -            5
                                              --------    --------      --------    --------     --------
         Total loans charged off............   281,690     240,087       341,454     276,502      374,425
                                              --------    --------      --------    --------     --------
Total net charge-offs.......................   188,705     154,861       257,540     177,940      292,022
                                              --------    --------      --------    --------     --------

Provision charged to operating expense:
  Domestic..................................   220,896     139,295       271,811     201,664      273,942
  Foreign...................................     7,871       4,707         7,384     (12,292)(a)  (13,133)(a)
                                              --------    --------      --------    --------     --------
                                               228,767     144,002       279,195     189,372      260,809
                                              --------    --------      --------    --------     --------
Balance at end of year:
  Domestic..................................   675,327     645,265       661,124     626,915      610,039
  Foreign...................................    35,000      25,000        20,000      10,000       10,000
                                              --------    --------      --------    --------     --------
                                              $710,327    $670,265      $681,124    $636,915     $620,039
                                              ========    ========      ========    ========     ========
Ratios
Net charge-offs as a percentage
 of average loans outstanding...............      0.59%       0.50%         0.86%       0.61%        1.01%
                                              ========    ========      ========    ========     ========
Allowance for loan losses as a
 percentage of year-end loans...............      2.17%       2.11%         2.21%       2.13%        2.17%
                                              ========    ========      ========    ========     ========
---------------------

(a) Reflects reallocation of the foreign allowance for loan losses to the domestic allowance for loan losses.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data: Continued

DISTRIBUTION OF ALLOWANCE FOR LOAN LOSSES(a)

The distribution of the allowance for loan losses and the percentage of each loan type to total loans for the five years ended December 31, 1996 is illustrated in the table below (in millions):

                                               1996                   1995                   1994                    1993
                                      --------------------   --------------------   ---------------------   --------------------
                                                      %                      %                      %                      %
                                                   of Loan                of Loan                of Loan                of Loan
                                                  category               category               category               category
                                                     to                     to                     to                     to
                                                   total                   total                  total                  total
                                      Allowance    loans     Allowance     loans    Allowance     loans    Allowance     loans
                                      ---------   --------   ---------   --------   ---------   ---------  ---------   ---------
Loan type
---------
Domestic:
  Commercial and industrial..           $300.2       44%       $321.4        41%      $314.5        41%      $314.9        38%
  Real estate:
    Construction.............             48.7        2          33.7         2         60.9         2         74.0         2
    Other....................            125.4       28         118.6        33        127.8        36        105.1        39
  Consumer...................            161.0       14         151.1        14        125.1        13        113.4        13
  Other domestic loans.......             40.0        7          20.5         7         32.8         6         19.5         6
Foreign......................             35.0        5          25.0         3         20.0         2         10.0         2
                                        ------      ---        ------       ---       ------       ---       ------       ---
  Total......................           $710.3      100%       $670.3       100%      $681.1       100%      $636.9       100%
                                        ======      ===        ======       ===       ======       ===       ======       ===
--------------------------------------------------------------------------------------------------------------------------------
                                               1992
                                      --------------------
                                                      %
                                                   of Loan
                                                  category
                                                     to
                                                   total
                                      Allowance    loans
                                      ---------   --------
Loan type
---------
Domestic:
  Commercial and industrial..           $313.8       37%
  Real estate:
    Construction.............            110.8        3
    Other....................             65.5       40
  Consumer...................             99.7       13
  Other domestic loans.......             20.2        6
Foreign......................             10.0        1
                                        ------      ---
  Total......................           $620.0      100%
                                        ======      ===
----------------------------------------------------------

(a) This distribution is made for analytical purposes. It does not represent specific allocations of the allowance. The total allowance is available to absorb losses from any segment of the portfolio.

COMMERCIAL CERTIFICATES OF DEPOSIT OVER $100,000 ISSUED BY DOMESTIC OFFICES (in thousands)

                                                     December 31,
                                  -------------------------------------------------
                                           1996                       1995
                                  ----------------------      ---------------------
                                   Amount        Percent       Amount       Percent
                                  --------       -------      --------      -------
Maturity Distribution
3 months or less.............     $654,313        86.7%       $547,738       78.7%
3 through 6 months...........       19,539         2.6          78,725       11.3
6 through 12 months..........       75,951        10.1          55,445        8.0
Over 12 months...............        4,634         0.6          14,062        2.0
                                  --------       -----        --------      -----
 Total.......................     $754,437       100.0%       $695,970      100.0%
                                  ========       =====        ========      =====

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data: Continued

INTEREST SENSITIVITY ANALYSIS AT DECEMBER 31, 1996
(in millions)

                                                                                 Rate Maturity Period
                                                  -------------------------------------------------------------------------------
                                                   1-90     91-181    182-365      1-2        2-5       greater than 5
                                                   Days      Days      Days       Years      Years          Years          Total
                                                  ------    ------    -------    -------    -------        -------        -------
EARNING ASSETS
Federal funds sold, resale agreements and
 trading account securities...................    $   632                                                                 $   632
Time deposits.................................      1,400   $   590   $    453                                              2,443
Investment securities.........................        854       368        627    $ 1,065    $   945       $   224          4,083
Interest rate swaps...........................      1,139       412      1,050      1,384      4,802         1,331         10,118
Asset financial futures.......................        328       345      1,111         15          -             -          1,799
                                                  -------   -------   --------    -------    -------       -------        -------
  Total discretionary assets..................      4,353     1,715      3,241      2,464      5,747         1,555         19,075
Total loans(a)................................     21,695     1,814      1,892      2,592      3,759         1,025         32,777
                                                  -------   -------   --------    -------    -------       -------        -------
Total earning assets..........................     26,048     3,529      5,133      5,056      9,506         2,580         51,852
                                                  -------   -------   --------    -------    -------       -------        -------

FUNDING SOURCES
Federal funds purchased, repurchase
 agreements and other short-term funds
 borrowed......................................     2,628         5          -          -          -             -          2,633
Domestic and foreign time deposits(b)..........     2,044        27         78          1         11             2          2,163
Long-term debt.................................     1,427         3          2          4        389         1,224          3,049
Interest rate swaps............................     9,023       140         95        227        377           256         10,118
Liability financial futures....................     1,787        12          -          -          -             -          1,799
                                                  -------   -------   --------    -------    -------       -------        -------
  Total discretionary liabilities..............    16,909       187        175        232        777         1,482         19,762
                                                  -------   -------   --------    -------    -------       -------        -------
Savings certificates...........................     2,491     1,317      2,527      1,136      1,043           228          8,742
Money market, savings and NOW accounts(c)......     3,674       881      1,602      2,727      4,393             -         13,277
Net non-interest bearing funds(d)(e)...........     3,830         -          -          -          -         6,241         10,071
                                                  -------   -------   --------    -------    -------       -------        -------
  Total savings certificates and indefinite
     maturity liabilities......................     9,995     2,198      4,129      3,863      5,436         6,469         32,090
                                                  -------   -------   --------    -------    -------       -------        -------
Total net funding sources......................    26,904     2,385      4,304      4,095      6,213         7,951         51,852
                                                  -------   -------   --------    -------    -------       -------        -------

Period gap.....................................      (856)    1,144        829        961      3,293        (5,371)           -0-
Cumulative gap.................................      (856)      288      1,117      2,078      5,371             -            -0-
Adjustments(f).................................       765    (1,128)      (760)    (1,069)    (3,186)        5,378            -0-
                                                  -------   -------   --------    -------    -------       -------        -------
Adjusted period gap............................   $   (91)  $    16   $     69    $  (108)   $   107       $     7        $   -0-
                                                  =======   =======   ========    =======    =======       =======        =======
Cumulative gap.................................   $   (91)  $   (75)  $     (6)   $  (114)   $    (7)      $   -0-        $   -0-
                                                  =======   =======   ========    =======    =======       =======        =======

Notes to Interest Sensitivity Analysis:
--------------------------------------

(a) Non-performing loans are included in 1-90 days.
(b) Deposit volumes exclude time deposits not at interest.
(c) Adjustments to the interest sensitivity of savings, NOW and money market account balances reflect managerial assumptions based on historical experience, simulation results as to the behavior of both the balances and rates on these products in potential future rate environments, and CoreStates' intent for positioning the products. Certain items classified as savings certificates on the balance sheet are classified as money market, savings and NOW accounts on the Interest Sensitivity Analysis.
(d) Net non-interest bearing funds is the sum of non-interest bearing liabilities, shareholders' equity minus non-interest earnings assets.
(e) The estimated volume of stable net non-interest bearing funds is allocated to the over 1 year interest sensitivity period. Allocations to the under 1 year periods include: estimated volumes that are expected to vary inversely with interest rates; and the temporary difference between the actual volume of total net non-interest bearing funds on December 31, 1996 and the trend volume at the current level of interest rates.
(f) Adjustments reflect managerial assumptions as to the appropriate investment maturities for non-interest bearing funding sources, along with the funding of current investment and loan commitments.

CoreStates Financial Corp and Subsidiaries
Supplemental Financial Data:  Continued

Loan Maturity and Interest Sensitivity, Net of Unearned Discounts


The contractual maturity of commercial loans outstanding at December 31, 1996 was as follows (in thousands):

                                                                    Due after one
                                                  Due in one        year through         Due after
                                                 year or less        five years         five years          Total
                                                 ------------       -------------       ----------       ------------

Commercial (includes Real Estate -
  Commercial Mortgages and Foreign Loans)....     $15,355,474         $5,125,952        $1,558,664        $22,040,090

Real Estate - Construction...................         254,677            229,309            70,938            554,924
                                                  -----------         ----------        ----------        -----------

Total loans (excluding loans to
  individuals)(a)............................     $15,610,151         $5,355,261        $1,629,602        $22,595,014
                                                  ===========         ==========        ==========        ===========

------------------
(a) Loans due after one-year totaling $4,508,940 have fixed interest rates. The remaining 35% of such loans or $2,475,923 have floating or adjustable rates.


INVESTMENT SECURITIES
(in thousands)

Carrying Value at December 31,
                                                       1996 (a)      1995 (a)      1994 (a)
                                                      ----------    ----------    ----------

U.S. Treasury and government agencies...........      $1,883,848    $2,564,646    $3,103,635
State and municipal.............................         426,009       549,035       695,655
Mortgage-backed.................................         968,963     1,758,883     2,665,138
Other...........................................         804,404       759,668       797,477
                                                      ----------    ----------    ----------
   Total........................................      $4,083,224    $5,632,232    $7,261,905
                                                      ==========    ==========    ==========

(a) Held-to-maturity and available-for-sale portfolios combined.

Maturity Distribution and Weighted Average Yield at December 31, 1996(a)

                                           U.S. Treasury                                               Total
                                          and Government      State and                      ------------------------
                                             Agencies         Municipal         Other         Amount        Yield (b)
                                          --------------      ---------       --------       ----------     ---------

1 year or less........................      $  623,582         $114,732       $ 64,280       $  802,594       5.80%
1 year through 5 years................       1,223,564          197,451        269,332        1,690,347       6.31
5 years through 10 years..............           5,470           82,104         67,115          154,689       6.97
After 10 years........................          31,232           31,722        403,677          466,631       6.34
                                            ----------         --------       --------       ----------
    Subtotal..........................      $1,883,848         $426,009       $804,404        3,114,261       6.22
                                            ==========         ========       ========
Mortgage-backed.......................                                                          968,963       6.03
                                                                                             ----------
    Total.............................                                                       $4,083,224       6.17
                                                                                             ==========
---------------------------------------------------------------------------------------------------------------------

(a) Held-to-maturity and available-for-sale portfolios combined.
(b) The weighted average yield has been computed on a tax equivalent basis using an effective tax rate of 35%. The amount of the tax equivalent adjustment by range of maturity is as follows: 1 year or less - $2,719; 1 year to 5 years - $5,086; 5 years to 10 years - $2,333 and after 10 years - $5,353.

EXHIBIT 13a

CoreStates Financial Corp and Subsidiaries
GRAPHICS APPENDIX LIST TO EXHIBIT 13


Narrative description of graphs from the Management's Discussion and Analysis of Financial Condition and Results of Operations:



             EDGAR Version                                                  Typeset Version
             -------------                                                  ---------------
Page 14 contains the plotting points for the                    Page 15
Average Common Equity to Assets Graph                           The Average Common Equity to Assets graph is a five year,
                                                                horizontal bar graph with the years 1992, 1993, 1994, 1995 and 1996 listed along the y axis.  Lines numbering 6 to 9
                                                                are drawn along the x axis and represent, in percent, the
                                                                average common equity to assets ratio.  There are 2 bars for each year:  the first representing the CoreStates ratio and the second representing the Salomon Brothers Superregional
                                                                Bank Composite Index ratio.

Page 17 contains the plotting points for the                    Page 17
Wholesale Loans by Industry Graph                               The Wholesale Loans by Industry graph is a horizontal bar
                                                                graph with 12 wholesale loan industries listed down the y
                                                                axis.  Two bars extend out from each industry, parallel to the x axis.  The first bar represents the industry's
                                                                December 31, 1996 loan outstandings as a percentage of
                                                                December 31, 1996 equity.  The second bar represents the
                                                                percentage of the industry's loan outstandings that are
                                                                non-performing.

Page 24 contains the plotting points for the                    Page 21
Net Interest Margin Graph                                       The Net Interest Margin graph is a five year, horizontal bar graph with the years 1992, 1993, 1994, 1995 and 1996 listed along the y axis.  Lines numbering 3.5 to 6.5 are drawn
                                                                along the x axis and represent, in percent, the net interest margin.  There are 2 bars for each year:  the first
                                                                representing the CoreStates margin and the second
                                                                representing the Salomon Brothers Superregional Bank
                                                                Composite Index margin.

CoreStates Financial Corp and Subsidiaries
GRAPHICS APPENDIX LIST TO EXHIBIT 13 - (continued)


Narrative description of graphs from the Management's Discussion and Analysis of Financial Condition and Results of Operations:


             EDGAR Version                                                  Typeset Version
             -------------                                                  ---------------
Page 35 contains the plotting points for the                    Page 29
Earning Asset Mix Graph                                         The Earning Asset Mix graph is a five year, horizontal bar graph with the years 1992, 1993, 1994, 1995 and 1996 listed along the y axis.  Three bars are drawn in each year to
                                                                represent 100% of average earning assets.  The x axis is
                                                                drawn with lines from 0% to 100%.  One of the three bars in each year represents either the percentage of average
                                                                earning assets comprised of:  1) short-term money market
                                                                investments; 2) investment securities; or 3) loans.

Page 36 contains the plotting points for the                    Page 29
Funding Mix Graph                                               The Funding Mix graph is a five year, horizontal bar graph with the years 1992, 1993, 1994, 1995 and 1996 listed along the y axis.  Three bars are drawn in each year to represent
                                                                100% of average earning assets, excluding short-term money market investments.  The x axis is drawn with lines from 0%
                                                                to 100%.  One of the three bars in each year represents
                                                                either the percentage of:  1) retail deposits; 2) other
                                                                interest bearing sources; or 3) non-interest bearing sources to average earning assets, excluding short-term money market investments.

Page 37 contains the plotting points for the                    Page 30
Operating Revenue Graph                                         The Operating Revenue graph is a five year, horizontal bar graph with the years 1992, 1993, 1994, 1995 and 1996 listed along the y axis.  One bar is drawn in each year to
                                                                represent the total dollar amount of operating revenue (tax equivalent net interest income plus non-interest income)
                                                                recorded, in millions.  The x axis is drawn with lines from
                                                                $0 to $3,000+.  Each bar is divided into three sections
                                                                along the x axis, representing the dollar amount of
                                                                operating revenue derived from:  1) loan and investment
                                                                related net interest income; 2) net interest income derived from non-credit balances; and 3) non-interest income.
